Annual Report

March 31, 2013

Ivy Funds

Ivy Asset Strategy Fund

Ivy Asset Strategy New Opportunities Fund

Ivy Balanced Fund

Ivy Energy Fund

Ivy Global Natural Resources Fund

Ivy Real Estate Securities Fund

Ivy Science and Technology Fund


IVY FUNDS®
THE WORLD COVERED℠

CONTENTS
Ivy Funds



Henry J. Herrmann, CFA

Dear Shareholder,

The connections among politics, economic growth and financial markets have been made very evident in the year since our last report to you. While equity markets ended the fiscal year higher, it was neither a smooth nor steady climb. Political uncertainty in the U.S. and overseas continued to generate headwinds in the face of an economic recovery that is progressing more slowly than any of us would like.

The U.S. recovery seemed to be gaining traction early in the year, but growth slowed later on. Concerns about the future of the European Union (EU) and the euro receded in June after the Greece election showed that nation's willingness to take on the austerity measures necessary to remain in the union, and European Central Bank President Mario Draghi committed to do whatever it takes to save the EU. Cyprus became the latest example of Europe's banking crisis, while Italy added to concerns about the region as it struggled to form a government. Europe entered a recession with the southern periphery especially challenged.

Although markets remained volatile during the year, the overall trend for equities was higher. That run, however, slowed as we moved into the fall when markets again encountered political uncertainty related to the U.S. election and federal budget. While a compromise on income taxes helped the U.S. avoid the fiscal cliff of spending cuts and tax increases as 2013 began, the long-term solution to budget deficits remains unclear.

Despite the volatility, the S&P 500 Index closed the fiscal year up 11.4% (including reinvested dividends) from its level on the same date a year earlier. Bond yields also reacted to the uncertainty, with the yield hovering near 2% during much of the year, with occasional dips lower. Ten-year Treasuries ended the fiscal year with a yield of 1.87%, down significantly from the yield on the same date a year earlier of 2.23%.

One of the key lessons from the past year: It is important to take a long view of the markets. We still believe good reasons remain for optimism on the economy and equity markets over the course of this year, but it may take some time until the data become convincing enough to allow for meaningful upside. We think U.S. economic growth will show further improvement in the second half of this year and be slightly better than the first half, leading to growth of about 2.5% for the year.

We will continue monitoring these and other economic developments in the months ahead.

Economic Snapshot

	03/31/13	03/31/12
S&P 500 Index	1,569.19	1,408.47
MSCI EAFE Index	1.674.30	1,553.41
10-Year Treasury Yield	1.87%	2.23%
U.S. unemployment rate	7.6%	8.2%
30-year fixed mortgage rate	3.68%	3.97%
Oil price per barrel	$ 97.23	$ 103.02

Sources: Bloomberg, U.S. Department of Labor, CME

All government statistics shown are subject to periodic revision. The S&P 500 Index is an unmanaged index that tracks the stocks of 500 primarily large-cap U.S. companies. MSCI EAFE Index is an unmanaged index comprised of securities that represent the securities markets in Europe, Australasia and the Far East. Citigroup Broad Investment Grade Index is an unmanaged index comprised of securities that represent the bond market. Annualized yield to maturity is the rate of return anticipated on a bond if it is held until the maturity date. It is not possible to invest directly in any of these indexes. Mortgage rates are from BankRate and reflect the overnight national average rate on a conventional 30-year fixed loan. Oil prices reflect the market price of West Texas intermediate grade crude.

As always, we thank you for your continued trust and partnership.

Respectfully,

Henry J. Herrmann, CFA
President

The opinions expressed in this letter are those of the President of the Ivy Funds and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

As a shareholder of a Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, redemption fees and exchange fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Fund expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in a Fund and to compare these costs with the ongoing costs of investing in other mutual funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended March 31, 2013.

Actual Expenses

The first section in the following table provides information about actual account values and actual expenses for each share class. You may use the information in this section, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first section under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the table. These fees apply to Individual Retirement Accounts (IRAs), IRA Rollovers, Roth IRAs, Conversion Roth IRAs, Simplified Employee Pension (SEP), Simple IRAs, Tax-Sheltered Accounts (TSAs), Keogh Plans, Owner Only 401(k) (Exclusive K) Plans and Final Pay Plans. As of the close of the six months covered by the table, a customer is charged an annual fee of $18 within each plan type. This fee is waived for IRA Rollovers and Conversion Roth IRAs if the customer owns another type of IRA. Coverdell Education Savings Account plans are charged an annual fee of $10 per customer. You should consider the additional fees that were charged to your Fund account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the following table. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second section in the following table provides information about hypothetical account values and hypothetical expenses for each share class based on the Fund's actual expense ratio and an assumed rate of return of five percent per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this five percent hypothetical example with the five percent hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees or exchange fees. Therefore, the second section in the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Expenses paid may be impacted by expense reduction arrangements. If those arrangements had not been in place, expenses paid would have been higher. See Note 6 to the Financial Statements for further information.

	Actual[1]			Hypothetical[2]			
Fund	Beginning Account Value 9-30-12	Ending Account Value 3-31-13	Expenses Paid During Period*	Beginning Account Value 9-30-12	Ending Account Value 3-31-13	Expenses Paid During Period*	Annualized Expense Ratio Based on the Six-Month Period
Ivy Asset Strategy Fund							
Class A	$1,000	$1,094.40	$5.03	$1,000	$1,020.10	$4.85	0.97%
Class B	$1,000	$1,089.80	$9.09	$1,000	$1,016.25	$8.77	1.74%
Class C	$1,000	$1,090.40	$8.88	$1,000	$1,016.42	$8.57	1.71%
Class E	$1,000	$1,094.10	$5.24	$1,000	$1,019.95	$5.05	1.00%
Class I	$1,000	$1,095.50	$3.88	$1,000	$1,021.28	$3.74	0.73%
Class R	$1,000	$1,092.30	$6.90	$1,000	$1,018.29	$6.66	1.33%
Class Y	$1,000	$1,094.20	$5.03	$1,000	$1,020.10	$4.85	0.97%

	Actual[1]			Hypothetical[2]			
Fund	Beginning Account Value 9-30-12	Ending Account Value 3-31-13	Expenses Paid During Period*	Beginning Account Value 9-30-12	Ending Account Value 3-31-13	Expenses Paid During Period*	Annualized Expense Ratio Based on the Six-Month Period
Ivy Asset Strategy New Opportunities Fund							
Class A	$1,000	$1,052.80	$ 7.70	$1,000	$1,017.46	$ 7.57	1.50%
Class B	$1,000	$1,047.70	$12.90	$1,000	$1,012.37	$12.68	2.52%
Class C	$1,000	$1,048.80	$12.09	$1,000	$1,013.17	$11.88	2.36%
Class E**	$1,000	$1,052.80	$ 7.70	$1,000	$1,017.46	$ 7.57	1.50%
Class I	$1,000	$1,054.40	$ 6.37	$1,000	$1,018.71	$ 6.26	1.25%
Class R	$1,000	$1,051.50	$ 9.44	$1,000	$1,015.70	$ 9.27	1.85%
Class Y	$1,000	$1,052.80	$ 7.70	$1,000	$1,017.43	$ 7.57	1.50%
Ivy Balanced Fund							
Class A	$1,000	$1,071.60	$ 6.01	$1,000	$1,019.16	$ 5.86	1.16%
Class B	$1,000	$1,067.30	$10.03	$1,000	$1,015.20	$ 9.77	1.95%
Class C	$1,000	$1,067.50	$ 9.72	$1,000	$1,015.58	$ 9.47	1.88%
Class E**	$1,000	$1,072.10	$ 5.28	$1,000	$1,019.84	$ 5.15	1.02%
Class I	$1,000	$1,073.10	$ 4.66	$1,000	$1,020.42	$ 4.55	0.90%
Class R***	$1,000	$1,070.90	$ 4.35	$1,000	$1,017.46	$ 7.57	1.50%
Class Y	$1,000	$1,071.80	$ 5.90	$1,000	$1,019.18	$ 5.75	1.15%
Ivy Energy Fund							
Class A	$1,000	$1,130.80	$ 8.52	$1,000	$1,016.97	$ 8.07	1.60%
Class B	$1,000	$1,124.80	$13.28	$1,000	$1,012.43	$12.58	2.51%
Class C	$1,000	$1,127.00	$12.02	$1,000	$1,013.64	$11.38	2.26%
Class E**	$1,000	$1,131.60	$ 6.93	$1,000	$1,018.42	$ 6.56	1.31%
Class I	$1,000	$1,131.50	$ 6.39	$1,000	$1,018.93	$ 6.06	1.20%
Class R***	$1,000	$1,120.70	$ 5.30	$1,000	$1,016.05	$ 8.97	1.78%
Class Y	$1,000	$1,130.50	$ 7.67	$1,000	$1,017.78	$ 7.26	1.43%
Ivy Global Natural Resources Fund							
Class A	$1,000	$1,062.00	$ 7.84	$1,000	$1,017.37	$ 7.67	1.52%
Class B	$1,000	$1,057.80	$12.04	$1,000	$1,013.19	$11.78	2.36%
Class C	$1,000	$1,058.80	$11.22	$1,000	$1,014.07	$10.98	2.18%
Class E	$1,000	$1,063.60	$ 6.50	$1,000	$1,018.58	$ 6.36	1.27%
Class I	$1,000	$1,065.30	$ 5.37	$1,000	$1,019.75	$ 5.25	1.04%
Class R	$1,000	$1,061.90	$ 8.35	$1,000	$1,016.80	$ 8.17	1.63%
Class Y	$1,000	$1,064.30	$ 6.61	$1,000	$1,018.52	$ 6.46	1.29%
Ivy Real Estate Securities Fund							
Class A	$1,000	$1,086.60	$ 8.35	$1,000	$1,016.92	$ 8.07	1.61%
Class B	$1,000	$1,080.70	$14.04	$1,000	$1,011.47	$13.58	2.70%
Class C	$1,000	$1,082.60	$12.08	$1,000	$1,013.32	$11.68	2.33%
Class E	$1,000	$1,086.10	$ 8.66	$1,000	$1,016.59	$ 8.37	1.67%
Class I	$1,000	$1,089.40	$ 5.54	$1,000	$1,019.65	$ 5.35	1.06%
Class R	$1,000	$1,086.10	$ 8.76	$1,000	$1,016.58	$ 8.47	1.68%
Class Y	$1,000	$1,088.00	$ 6.79	$1,000	$1,018.44	$ 6.56	1.30%

See footnotes on page 6.

	Actual(1)			Hypothetical(2)			
Fund	Beginning Account Value 9-30-12	Ending Account Value 3-31-13	Expenses Paid During Period*	Beginning Account Value 9-30-12	Ending Account Value 3-31-13	Expenses Paid During Period*	Annualized Expense Ratio Based on the Six-Month Period
Ivy Science and Technology Fund							
Class A	$1,000	$1,145.70	$ 7.19	$1,000	$1,018.18	$ 6.76	1.35%
Class B	$1,000	$1,141.50	$11.56	$1,000	$1,014.17	$10.88	2.16%
Class C	$1,000	$1,141.70	$11.03	$1,000	$1,014.61	$10.38	2.07%
Class E	$1,000	$1,145.60	$ 7.62	$1,000	$1,017.81	$ 7.16	1.43%
Class I	$1,000	$1,147.70	$ 5.48	$1,000	$1,019.79	$ 5.15	1.03%
Class R	$1,000	$1,144.20	$ 8.68	$1,000	$1,016.79	$ 8.17	1.63%
Class Y	$1,000	$1,146.30	$ 6.87	$1,000	$1,018.55	$ 6.46	1.28%

**Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 182 days in the six-month period ended March 31, 2013, and divided by 365.*

***Class E is closed to investment.*

****Actual inception date of Class R shares for each Fund is 12-19-12 (the date on which shares were first acquired by shareholders). The calculations are based on 103 days in the period ended March 31, 2013.*

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column of this section.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads, or exchange fees.


Michael L. Avery


Ryan F. Caldwell

Below, Michael L. Avery and Ryan F. Caldwell, portfolio managers of the Ivy Asset Strategy Fund, discuss positioning, performance and results for the fiscal year ended March 31, 2013. Mr. Avery has managed the Fund for 16 years and has 34 years of industry experience. Mr. Caldwell has managed the Fund for six years and has 15 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended March 31, 2013	
Ivy Asset Strategy Fund (Class A shares at net asset value)	9.09%
Ivy Asset Strategy Fund (Class A shares including sales charges)	2.82%
Benchmark(s) and/or Lipper Category	
S&P 500 Index (generally reflects the performance of large- and medium-size U.S. stocks)	13.96%
Barclays U.S. Aggregate Bond Index (generally reflects the performance of most U.S.-traded investment-grade bonds)	3.78%
Barclays U.S. Treasury Bills: 1-3 Month Index (generally reflects the performance of investment-grade Treasury bills, representing cash)	0.08%
Lipper Global Flexible Portfolio Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	6.51%

Multiple indexes are shown because the Fund invests in multiple asset classes.

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.

Uncertainty continues with slow global growth

Equity markets were volatile for much of the fiscal year ended March 31, 2013, as investors around the globe remained largely risk averse. Economic growth remained slow in key countries, although it improved somewhat as the year progressed. By the end of the fiscal year, U.S. economic growth found some strength in consumer durables like housing and autos, and a slight improvement in a stubborn employment rate. Fiscal policy and election uncertainties weighed on corporate investment and hiring, and on equity markets, early in the period. However, U.S. equities markets then showed strength especially through the latter half of the period. The S&P 500 Index surpassed a previous record closing level in the final month of the fiscal year. Some market uncertainty was relieved with the re-election of U.S. President Barack Obama in November 2012. While a compromise on income taxes helped the U.S. avoid the fiscal cliff of spending cuts and tax increases as 2013 began, the long-term solutions to mandated budget cuts and the debt ceiling remained unclear as the period ended. During the year, the Federal Reserve implemented “Quantitative Easing 3” to buy $40 billion per month of mortgage-backed bonds through at least mid-2015.

Elsewhere, most of Europe was in recession during the fiscal year as the region dealt with an ongoing sovereign debt and banking crisis. Leaders continued to propose new ways to address the problems, but a lasting solution was not forthcoming. At mid-2012, the head of the European Central Bank (ECB) said the bank would do “whatever it takes” to defend the eurozone, easing fears of a breakup in the European Union. The ECB in September then announced unlimited buying of bonds with maturities up to three years. Cyprus became only the latest example of the banking crisis late in the fiscal year. Although a compromise solution was reached for Cyprus, the outcome shook the confidence of investors and European bank depositors. But equities markets quickly stabilized after initially reacting with uncertainty. Italy added to the concerns about Europe as it struggled to form a government late in the fiscal year, following the latest round of elections. China continued to show solid economic growth during the year across industries and sectors. It completed the selection of new leadership through its Standing Committee late in the year. There also were leadership changes in Japan, Greece, France, the Netherlands and South Korea during the period. Given slow global growth, markets increasingly are alert to the monetary and fiscal policies of key economies worldwide, so we will be watching for the impact of these changes.

Emphasis on equities delivers strong year

The Fund reported strong performance for the fiscal year, although it trailed the return of its all-equities benchmark, the S&P 500 Index. Entering the fiscal year, the Fund maintained a heavy allocation to equities of more than 80% of holdings and that continued through most of the period. That positioning was based on our belief that equities were more attractive compared to other asset classes from a valuation standpoint, including historically expensive investment-grade fixed income and sovereign debt issues. This heavy positioning in equities combined with solid security selection contributed to performance during the fiscal year. We reduced the Fund’s equity weighting during the final quarter of the fiscal year — although equities remain the largest asset class in the Fund — and correspondingly added to the cash position. That cash position negatively affected performance relative to the benchmark. We adjusted our approach to equities allocation somewhat in the final quarter and increased the number of holdings in the Fund, compared with recent quarters.

Although we do not target sector weightings in the Fund, our investment process led to a substantial overweight during the year in consumer discretionary stocks, compared with the benchmark. That overweight, plus positive security selection in the sector, contributed to returns. The Fund continued to focus on businesses benefiting from consumption by the expanding middle-class populations across the emerging markets, especially in the Asia-Pacific region. Several such companies were key contributors to performance during the period, including gaming operators such as Sands China Ltd. An overweight position versus the benchmark in the financials and energy sectors also contributed to performance, with an energy holding in Phillips 66 the top contributor for the fiscal year. In terms of relative performance, the information technology sector overall was a detractor for the fiscal year, both as a sector and in terms of security selection. However, the Fund's position in ASML Holding N.V. was a noteworthy exception, as it was among the top contributors for the period. Holdings in Baidu.com, Inc., Apple Inc. and Intel Corporation detracted from performance. (Intel Corporation no longer is a holding in the Fund.)

The Fund maintained its holdings in gold bullion throughout the fiscal year, ranging from 8% to 11% of the portfolio. It was a slight detractor from overall performance for the period. At various times during the year, we applied a small amount of equity hedging to the portfolio through the use of options. That hedging was a slight detractor from relative performance for the fiscal year as a whole. The use of equity derivatives remained a minor portion of the overall portfolio at the end of the period.

Improving economies boost outlook

We think there will be periods of market volatility in the coming year, driven by macro events. We will remain alert to market developments and their impact as the year progresses. In our view, equities represent the best relative value among all the major asset classes, but valuation has become less attractive as markets have risen over the past year. As a result, we have increased the amount of cash in the portfolio.

Many emerging-market economies continue to show improvement in their economies. The growing middle-class population across emerging markets and that group's increasing consumption of goods and services remain a key theme for the Fund. In the U.S., we think there are several areas of support for the economy, including the ongoing housing recovery, lower energy prices and improvement in manufacturing. We think continued aggressive monetary policy can provide economic support to offset the fiscal policy uncertainty. In our view, a growing labor force, support for productivity through new technology, growing access to low-cost energy and relatively good infrastructure with reasonable legal oversight are positive factors. We think these factors can support future U.S. gross domestic product (GDP) growth, although it is likely to remain modest in the near term.

Despite the fiscal concerns in several countries around the world, we generally are positive about the path of economic growth overall for 2013. We expect inflation to be relatively contained in 2013, with an upward bias in some emerging markets. We continue to think there are many opportunities to invest in those countries that have growing middle-class populations and incomes.

Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

An investment in the Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

The Fund may allocate from 0 to 100% of its assets between stocks, bonds and short-term instruments of issuers around the globe, as well as investments in precious metals and investments with exposure to various foreign securities.

International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These risks are magnified in emerging markets.

Fixed-income securities are subject to interest-rate risk and, as such, the net asset value of the Fund may fall as interest rates rise. Investing in high-income securities may carry a greater risk of nonpayment of interest or principal than higher-rated bonds.

The Fund may focus its investments in certain regions or industries, thereby increasing its potential vulnerability to market volatility.

The Fund may seek to hedge market risk on various securities, manage exposure to various foreign currencies, precious metals and various markets, and seek to hedge certain event risks on positions held by the Fund. Such hedging involves additional risks, as the fluctuations in the values of the derivatives may not correlate perfectly with the overall securities markets or with the underlying asset from which the derivative's value is derived.

Investing in commodities is generally considered speculative because of the significant potential for investment loss due to cyclical economic conditions, sudden political events, and adverse international monetary policies. Markets for commodities are likely to be volatile and the Fund may pay more to store and accurately value its commodity holdings than it does with the Fund's other holdings.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The indexes noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Asset Strategy Fund.

Ivy Asset Strategy Fund

ALL DATA IS AS OF MARCH 31, 2013 (UNAUDITED)

Asset Allocation

Stocks	**64.0%**
Consumer Discretionary	29.5%
Financials	12.7%
Information Technology	9.6%
Energy	5.5%
Industrials	2.7%
Consumer Staples	2.4%
Health Care	1.4%
Materials	0.2%
Bullion (Gold)	**8.8%**
Purchased Options	**0.3%**
Bonds	**5.7%**
Corporate Debt Securities	3.9%
Senior Loans	1.8%
United States Government and Government Agency Obligations	0.0%
Cash and Cash Equivalents	**21.2%**

Lipper Rankings

Category: Lipper Global Flexible Portfolio Funds	Rank	Percentile
1 Year	115/402	29
3 Year	56/225	25
5 Year	56/134	42
10 Year	7/58	12

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Country Weightings

North America	**35.6%**
United States	35.6%
Other North America	0.0%
Pacific Basin	**23.4%**
China	12.0%
Hong Kong	7.6%
Other Pacific Basin	3.8%
Europe	**10.7%**
United Kingdom	5.3%
Other Europe	5.4%
Bullion (Gold)	**8.8%**
South America	**0.0%**
Cash and Cash Equivalents and Options	**21.5%**

Top 10 Equity Holdings

Company	Country	Sector
Sands China Ltd.	China	Consumer Discretionary
Wynn Resorts, Limited	United States	Consumer Discretionary
Galaxy Entertainment Group Limited, ADR	Hong Kong	Consumer Discretionary
AIA Group Limited	Hong Kong	Financials
ConocoPhillips	United States	Energy
Hyundai Motor Company	South Korea	Consumer Discretionary
CBS Corporation, Class B	United States	Consumer Discretionary
Bayerische Motoren Werke AG	Germany	Consumer Discretionary
Delta Topco Limited	United Kingdom	Consumer Discretionary
Philip Morris International Inc.	United States	Consumer Staples

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy Asset Strategy Fund

(UNAUDITED)


$40,000
$30,000
$20,000
$10,000
$0
Ivy Asset Strategy Fund, Class A Shares(1) $28,734
S&P 500 Index $22,683
Barclays U.S. Aggregate Bond Index $16,329
Barclays U.S. Treasury Bills: 1-3 Month Index $11,791
Lipper Global Flexible Portfolio Funds Universe Average $23,816
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A	Class B	Class C	Class E	Class I	Class R	Class Y
1-year period ended 3-31-13	2.82%	4.27%	8.34%	2.80%	9.33%	8.71%	9.08%
5-year period ended 3-31-13	2.30%	2.51%	2.75%	2.28%	3.76%	—	3.53%
10-year period ended 3-31-13	11.13%	10.87%	10.96%	—	—	—	11.81%
Since inception of Class through 3-31-13[3]	—	—	—	6.74%	8.20%	3.69%	—

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class R and Class Y shares are not subject to sales charges.

(3)4-2-07 for Class E and Class I shares and 7-31-08 for Class R shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Ivy Asset Strategy Fund *(in thousands)* MARCH 31, 2013

COMMON STOCKS	Shares	Value
Aerospace & Defense – 0.0%		
Boeing Company (The)	33	$ 2,824
General Dynamics Corporation	40	2,842
		5,666
Apparel, Accessories & Luxury Goods – 1.5%		
Prada S.p.A. (A)(B)	42,340	430,897
Application Software – 1.1%		
Intuit Inc.	4,848	318,265
Asset Management & Custody Banks – 3.2%		
Apollo Global Management, LLC (C)	7,863	170,154
Blackstone Group L.P. (The)	16,932	334,924
Carlyle Group L.P. (The) (C)	4,846	146,579
KKR & Co. L.P.	12,023	232,292
		883,949
Automobile Manufacturers – 5.3%		
Bayerische Motoren Werke AG (B)	7,229	623,756
Hyundai Motor Company (B)	4,212	846,130
Toyota Motor Corporation (B)	53	2,706
		1,472,592
Biotechnology – 0.0%		
Amgen Inc.	30	3,024
Brewers – 0.3%		
Anheuser-Busch InBev S.A., ADR (A)	878	87,395
Broadcasting – 2.6%		
CBS Corporation, Class B	15,806	737,982
Cable & Satellite – 0.0%		
British Sky Broadcasting Group plc (B)	207	2,773
Comcast Corporation, Class A	69	2,891
		5,664
Casinos & Gaming – 13.6%		
Galaxy Entertainment Group Limited (A)(B)(C)	255,009	1,064,379
Sands China Ltd. (A)(B)	297,901	1,544,662
Wynn Resorts, Limited (C)	9,492	1,187,986
		3,797,027
Communications Equipment – 0.0%		
Cisco Systems, Inc.	133	$ 2,787
QUALCOMM Incorporated	43	2,846
		5,633
Computer Hardware – 1.8%		
Apple Inc.	1,136	502,960
Construction & Farm Machinery & Heavy Trucks – 2.7%		
Caterpillar Inc.	4,027	350,228
Cummins Inc.	3,309	383,170
		733,398
Diversified Banks – 3.2%		
BNP Paribas (B)	51	2,633
China Minsheng Banking Corp., Ltd., H Shares (A)(B)	312,696	398,395
ICICI Bank Limited (B)	4,667	89,751
Kabushiki Kaisha Mitsubishi Tokyo Financial Group (B)	457	2,738
Mizuho Financial Group, Inc. (B)	1,244	2,656
State Bank of India (B)	2,641	100,728
Sumitomo Mitsui Financial Group, Inc. (B)	66	2,688
Wells Fargo & Company	7,939	293,660
		893,249
Diversified Capital Markets – 0.0%		
Credit Suisse Group AG, Registered Shares (B)	104	2,729
Diversified Chemicals – 0.0%		
Dow Chemical Company (The)	169	5,387
Fertilizers & Agricultural Chemicals – 0.2%		
Monsanto Company	28	2,905
Mosaic Company (A)	709	42,257
		45,162
Hotels, Resorts & Cruise Lines – 1.7%		
Starwood Hotels & Resorts Worldwide, Inc.	7,265	462,992
Integrated Oil & Gas – 0.9%		
Occidental Petroleum Corporation	3,203	251,027
Internet Retail – 0.4%		
Amazon.com, Inc. (A)	453	120,800
Internet Software & Services – 3.8%		
Baidu.com, Inc., ADR (A)	6,257	548,773
Google Inc., Class A (A)	3	2,700
Tencent Holdings Limited (B)	15,075	$ 479,296
		1,030,769
Investment Banking & Brokerage – 0.0%		
Goldman Sachs Group, Inc. (The)	19	2,811
IT Consulting & Other Services – 1.5%		
Accenture plc, Class A	37	2,841
Cognizant Technology Solutions Corporation, Class A (A)	5,417	414,984
		417,825
Life & Health Insurance – 5.1%		
AIA Group Limited (A)(B)	239,123	1,047,362
Ping An Insurance (Group) Company of China, Ltd., A Shares (B)	6,887	45,493
Ping An Insurance (Group) Company of China, Ltd., H Shares (A)(B)	40,454	313,728
		1,406,583
Managed Health Care – 0.2%		
UnitedHealth Group Incorporated	1,175	67,222
Movies & Entertainment – 4.4%		
Delta Topco Limited (A)(D)	718,555	606,237
Legend Pictures LLC, Ltd. (A)(D)(E)	190	352,761
News Corporation Limited, Class A	9,190	280,467
		1,239,465
Multi-Line Insurance – 1.2%		
American International Group, Inc. (A)	8,684	337,097
Office Electronics – 0.0%		
Canon Inc. (B)	75	2,734
Oil & Gas Exploration & Production – 3.0%		
ConocoPhillips (F)	14,124	848,882
Oil & Gas Refining & Marketing – 1.6%		
Phillips 66	6,280	439,404
Other Diversified Financial Services – 0.0%		
Citigroup Inc. (A)	61	2,716
ING Groep N.V., Certicaaten Van Aandelen (A)(B)	354	2,512
JPMorgan Chase & Co.	58	2,729
		7,957

Ivy Asset Strategy Fund *(in thousands)* MARCH 31, 2013

COMMON STOCKS (Continued)	Shares	Value
Pharmaceuticals – 1.2%		
Pfizer Inc.	11,318	$ 326,634
Property & Casualty Insurance – 0.0%		
ACE Limited	32	2,820
Semiconductor Equipment – 1.4%		
ASML Holding N.V., Ordinary Shares (A)(B)	5,903	397,025
Semiconductors – 0.0%		
Texas Instruments Incorporated	81	2,874
Specialty Chemicals – 0.0%		
LyondellBasell Industries N.V., Class A	43	2,728
Systems Software – 0.0%		
Oracle Corporation	86	2,781
Tobacco – 2.1%		
Philip Morris International Inc.	6,166	571,650
Trading Companies & Distributors – 0.0%		
Mitsui & Co., Ltd. (B)	189	2,650
TOTAL COMMON STOCKS – 64.0%		**$17,875,709**

(Cost: $11,783,702)

PURCHASED OPTIONS	Number of Contracts (Unrounded)	Value
EURO STOXX 50 Index:		
Call EUR2,700.00, Expires 6–21–13, OTC (Ctrpty: Goldman Sachs International) (G)	11,916	5,102
Call EUR2,725.00, Expires 6–21–13, OTC (Ctrpty: Bank of America N.A.) (G)	5,960	2,021
Call EUR2,750.00, Expires 6–21–13, OTC (Ctrpty: Bank of America N.A.) (G)	5,960	1,570
Goldman Sachs Group, Inc. (The), Call $165.00, Expires 4–22–13, OTC (Ctrpty: Barclays Bank plc)	8,470	114
Halliburton Company, Call $44.00, Expires 7–22–13, OTC (Ctrpty: Deutsche Bank AG)	16,665	$ 1,508
iShares MSCI EAFE Index Fund, Call $61.00, Expires 6–24–13, OTC (Ctrpty: Deutsche Bank AG)	61,112	4,357
JPMorgan Chase & Co.:		
Call $49.00, Expires 4–22–13, OTC (Ctrpty: Barclays Bank plc)	2,395	74
Call $49.00, Expires 4–22–13, OTC (Ctrpty: Goldman Sachs International)	9,734	302
Call $49.00, Expires 4–22–13, OTC (Ctrpty: Citibank N.A.)	21,584	669
National Oilwell Varco, Inc., Call $75.00, Expires 5–20–13, OTC (Ctrpty: Deutsche Bank AG)	9,522	1,090
Nikkei 225 Index, Call JPY11,500.00, Expires 4–12–13, OTC (Ctrpty: Citibank N.A.) (G)	3,178	31,161
S&P 500 Index, Call $1,560.00, Expires 6–21–13	7,220	28,411
Schlumberger Limited, Call $85.00, Expires 5–20–13, OTC (Ctrpty: Citibank N.A.)	8,730	118
Volkswagen AG, Call EUR170.00, Expires 6–21–13, OTC (Ctrpty: Citibank N.A.) (G)	1,545	363
TOTAL PURCHASED OPTIONS – 0.3%		**$76,860**

(Cost: $57,890)

CORPORATE DEBT SECURITIES	Principal	Value
Automobile Manufacturers – 0.0%		
Toyota Motor Credit Corporation, 3.090%, 1–18–15 (H)	$ 325	$ 326
Food Distributors – 0.5%		
U.S. Foodservice, Inc., 8.500%, 6–30–19 (I)	119,124	126,420
Homebuilding – 0.0%		
Desarrolladora Homex, S.A. de C.V., 7.500%, 9–28–15	470	402
Independent Power Producers & Energy Traders – 0.0%		
CESP – Companhia Energetica de Sao Paulo, 9.750%, 1–15–15 (G)(I)	BRL11,900	9,054
Movies & Entertainment – 3.4%		
Delta Topco Limited, 10.000%, 11–24–60 (D)(J)	$ 594,107	594,108
Legendary Pictures Funding, LLC and Legendary Finance, Inc., 8.000%, 3–15–18 (D)	351,700	351,700
		945,808
TOTAL CORPORATE DEBT SECURITIES – 3.9%		**$1,082,010**

(Cost: $1,080,531)

SENIOR LOANS	Principal	Value
Food Distributors – 0.0%		
U.S. Foodservice, Inc., 5.750%, 5–11–17 (H)	10,447	10,566
Movies & Entertainment – 1.8%		
Circuit of the Americas LLC, 6.000%, 6–30–17 (H)	12,750	12,742
Formula One Holdings Ltd. and Alpha Topco Limited:		
6.000%, 4–27–19 (H)	297,121	301,578
9.250%, 10–16–19 (H)	176,800	187,187
		501,507
TOTAL SENIOR LOANS – 1.8%		**$ 512,073**

(Cost: $489,287)

Ivy Asset Strategy Fund (in thousands) MARCH 31, 2013

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS	Principal	Value
Mortgage-Backed Obligations – 0.0%		
Federal Home Loan Mortgage Corporation Agency REMIC/CMO:		
5.500%, 9–15–17 (K)	$550	$27
5.000%, 11–15–17 (K)	131	2
5.000%, 5–15–18 (K)	802	52
5.000%, 4–15–19 (K)	40	1
5.500%, 3–15–23 (K)	625	61
5.000%, 8–15–23 (K)	9	—*
5.500%, 10–15–25 (K)	1,017	146
5.500%, 10–15–32 (K)	218	3
5.500%, 1–15–33 (K)	503	59
5.500%, 5–15–33 (K)	898	114
6.000%, 11–15–35 (K)	824	138
Federal National Mortgage Association Agency REMIC/CMO:		
5.500%, 6–25–23 (K)	856	115
5.000%, 8–25–23 (K)	42	—*
5.000%, 11–25–23 (K)	257	7
5.000%, 8–15–31 (K)	179	1
5.500%, 8–25–33 (K)	1,762	254
5.500%, 12–25–33 (K)	1,161	93
5.500%, 4–25–34 (K)	1,807	224
5.500%, 8–25–35 (K)	1,505	254
5.500%, 11–25–36 (K)	3,399	435
Government National Mortgage Association Agency REMIC/CMO:		
5.500%, 3–20–32 (K)	660	44
5.000%, 10–20–32 (K)	1,121	66
7.000%, 5–20–33 (K)	2,643	652
5.500%, 7–16–33 (K)	1,328	306
5.000%, 7–20–33 (K)	26	1
5.500%, 11–20–33 (K)	177	10
5.500%, 6–20–35 (K)	2,083	305
5.500%, 7–20–35 (K)	994	144
5.500%, 10–16–35 (K)	2,055	309
		3,823
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 0.0%		**$ 3,823**

(Cost: $11,017)

BULLION – 8.8%	Troy Ounces	
Gold	1,540	**$2,459,205**

(Cost: $1,782,557)

SHORT-TERM SECURITIES	Principal	Value
Certificate Of Deposit – 0.7%		
Banco del Estado de Chile:		
0.240%, 4–18–13	$17,000	17,000
0.240%, 5–2–13	10,000	10,000
0.200%, 5–7–13	43,000	43,000
0.240%, 5–15–13	14,700	14,701
0.190%, 5–28–13	27,000	27,003
Citibank, N.A.,		
0.130%, 5–28–13	63,000	63,012
		174,716

SHORT-TERM SECURITIES (Continued)	Principal	Value
Commercial Paper – 16.3%		
Abbott Laboratories:		
0.120%, 4–18–13 (L)	$24,000	$23,999
0.090%, 4–22–13 (L)	895	895
0.130%, 4–23–13 (L)	21,199	21,197
0.110%, 4–29–13 (L)	5,194	5,194
Air Products and Chemicals, Inc.:		
0.090%, 4–3–13 (L)	7,500	7,500
0.110%, 4–9–13 (L)	20,000	19,999
0.120%, 4–17–13 (L)	17,496	17,495
American Honda Finance Corp. (GTD by Honda Motor Co.):		
0.120%, 4–4–13 (L)	15,000	15,000
0.150%, 4–16–13 (L)	10,000	9,999
0.110%, 4–19–13 (L)	10,000	9,999
0.140%, 5–9–13 (L)	15,000	14,998
0.190%, 5–28–13 (L)	20,000	19,994
0.200%, 6–7–13 (L)	45,000	44,983
Bank of America, N.A.,		
0.240%, 4–15–13 (L)	8,500	8,500
Bank of Nova Scotia:		
0.080%, 4–1–13 (L)	14,090	14,090
0.120%, 4–2–13 (L)	40,000	40,000
0.070%, 4–3–13 (L)	50,000	50,000
Baxter International Inc.,		
0.220%, 4–9–13 (L)	26,500	26,499
Becton Dickinson & Co.:		
0.220%, 4–5–13 (L)	16,300	16,300
0.210%, 4–8–13 (L)	14,550	14,549
0.220%, 4–10–13 (L)	32,690	32,688
Bemis Company, Inc.:		
0.310%, 4–10–13 (L)	7,100	7,099
0.330%, 4–22–13 (L)	9,750	9,748
0.300%, 5–3–13 (L)	4,000	3,999
0.350%, 5–7–13 (L)	11,250	11,246
BHP Billiton Finance (USA) Limited (GTD by BHP Billiton Limited):		
0.140%, 4–2–13 (L)	29,750	29,750
0.120%, 4–4–13 (L)	25,000	25,000
0.120%, 4–11–13 (L)	40,000	39,999
0.140%, 4–18–13 (L)	6,956	6,956
0.140%, 4–22–13 (L)	36,760	36,757
0.150%, 4–23–13 (L)	5,000	5,000
0.120%, 4–25–13 (L)	30,000	29,997
0.220%, 5–21–13 (L)	5,000	4,998
Campbell Soup Company:		
0.170%, 5–2–13 (L)	15,000	14,998
0.190%, 5–21–13 (L)	13,500	13,496
0.200%, 5–22–13 (L)	20,500	20,494
Caterpillar Financial Services Corporation (GTD by Caterpillar Inc.):		
0.110%, 4–4–13 (L)	29,200	29,200
0.170%, 5–9–13 (L)	5,396	5,395
0.120%, 5–24–13 (L)	45,000	44,992
0.150%, 5–28–13 (L)	10,000	9,998
Clorox Company (The):		
0.350%, 4–3–13 (L)	10,000	10,000
0.250%, 4–25–13 (L)	6,250	6,249
Coca-Cola Company (The):		
0.080%, 4–5–13 (L)	5,000	5,000
0.130%, 4–15–13 (L)	16,254	16,253
0.090%, 4–18–13 (L)	1,500	1,500

SHORT-TERM SECURITIES (Continued)	Principal	Value
Commercial Paper (Continued)		
0.130%, 4–23–13 (L)	$ 13,200	$ 13,199
0.110%, 5–13–13 (L)	1,680	1,680
0.100%, 6–10–13 (L)	38,150	38,142
0.100%, 6–17–13 (L)	19,530	19,526
Colgate-Palmolive Company,		
0.090%, 4–5–13 (L)	85,900	85,899
Corporacion Andina de Fomento:		
0.070%, 4–1–13 (L)	25,000	25,000
0.090%, 4–24–13 (L)	25,000	24,999
0.170%, 4–25–13 (L)	25,000	24,997
0.230%, 5–8–13 (L)	25,000	24,994
0.230%, 5–17–13 (L)	20,000	19,994
CVS Caremark Corporation,		
0.230%, 4–1–13 (L)	60,000	60,000
Danaher Corporation:		
0.120%, 4–19–13 (L)	12,000	11,999
0.120%, 4–26–13 (L)	22,830	22,828
Diageo Capital plc (GTD by Diageo plc):		
0.220%, 4–2–13 (L)	32,100	32,100
0.260%, 4–4–13 (L)	27,000	26,999
0.260%, 4–10–13 (L)	10,000	9,999
Ecolab Inc.,		
0.240%, 4–3–13 (L)	45,000	44,999
Fannie Mae Discount Notes:		
0.075%, 4–3–13 (L)	43,668	43,668
0.060%, 4–24–13 (L)	25,000	24,999
Federal Home Loan Bank:		
0.095%, 4–3–13 (L)	46,100	46,100
0.070%, 5–8–13 (L)	21,040	21,038
0.070%, 5–15–13 (L)	2,829	2,829
0.090%, 5–17–13 (L)	82,886	82,877
0.080%, 5–22–13 (L)	88,400	88,389
Freddie Mac Discount Notes:		
0.095%, 4–8–13 (L)	20,000	20,000
0.060%, 7–1–13 (L)	4,615	4,614
General Electric Capital Corporation,		
0.080%, 5–2–13 (L)	130,000	129,990
General Mills, Inc.:		
0.150%, 4–1–13 (L)	10,000	10,000
0.150%, 4–8–13 (L)	20,000	19,999
Harley-Davidson Financial Services (GTD by Harley-Davidson Credit Corp.):		
0.310%, 4–9–13 (L)	10,000	9,999
0.290%, 4–16–13 (L)	15,000	14,998
Honeywell International Inc.:		
0.170%, 5–14–13 (L)	50,000	49,990
0.150%, 5–30–13 (L)	13,000	12,997
0.160%, 6–24–13 (L)	40,000	39,985
0.160%, 6–26–13 (L)	59,500	59,478
Illinois Tool Works Inc.:		
0.130%, 4–2–13 (L)	2,409	2,409
0.100%, 4–9–13 (L)	35,000	34,999
0.110%, 4–12–13 (L)	33,500	33,499
International Business Machines Corporation,		
0.060%, 4–3–13 (L)	50,000	50,000

Ivy Asset Strategy Fund *(in thousands)* MARCH 31, 2013

SHORT-TERM SECURITIES (Continued)	Principal	Value
Commercial Paper (Continued)		
John Deere Canada ULC (GTD by Deere & Company),		
0.130%, 4–10–13 (L)	$ 30,000	$ 29,999
John Deere Capital Corporation,		
0.110%, 4–26–13 (L)	8,000	7,999
John Deere Financial Limited (GTD by John Deere Capital Corporation):		
0.150%, 4–5–13 (L)	27,000	26,999
0.140%, 4–15–13 (L)	17,000	16,999
0.170%, 5–6–13 (L)	15,000	14,997
Johnson & Johnson:		
0.070%, 4–22–13 (L)	50,000	49,998
0.060%, 5–8–13 (L)	18,000	17,999
Kellogg Co.,		
0.180%, 4–10–13 (L)	30,000	29,999
Kimberly-Clark Worldwide Inc. (GTD by Kimberly-Clark Corporation):		
0.100%, 4–4–13 (L)	1,000	1,000
0.170%, 4–9–13 (L)	23,600	23,599
0.100%, 4–12–13 (L)	3,500	3,500
0.100%, 4–23–13 (L)	20,000	19,999
Kroger Co. (The):		
0.280%, 4–2–13 (L)	50,000	49,999
0.370%, 4–9–13 (L)	32,250	32,247
L'Air Liquide S.A.,		
0.200%, 4–26–13 (L)	20,000	19,997
McCormick & Co. Inc.:		
0.170%, 4–1–13 (L)	15,000	15,000
0.150%, 4–2–13 (L)	25,000	25,000
0.150%, 4–3–13 (L)	7,000	7,000
0.310%, 5–31–13 (L)	12,000	11,994
McDonald's Corporation,		
0.090%, 4–24–13 (L)	20,000	19,999
Medtronic, Inc.,		
0.140%, 4–11–13 (L)	16,200	16,199
Merck & Co., Inc.:		
0.110%, 5–16–13 (L)	29,800	29,796
0.100%, 5–17–13 (L)	34,500	34,495
Nestle Finance International Ltd. (GTD by Nestle S.A.):		
0.120%, 4–2–13 (L)	140,000	139,998
0.110%, 4–22–13 (L)	23,000	22,998
0.120%, 4–24–13 (L)	10,100	10,099
0.130%, 5–2–13 (L)	48,650	48,645
0.130%, 5–9–13 (L)	28,200	28,196
0.120%, 5–21–13 (L)	20,000	19,997
PACCAR Financial Corp. (GTD by PACCAR Inc.):		
0.110%, 4–8–13 (L)	8,000	8,000
0.100%, 4–17–13 (L)	8,500	8,500
0.090%, 4–24–13 (L)	14,300	14,299
0.100%, 4–25–13 (L)	13,500	13,499
Peninsula Ports Auth of VA, Coal Terminal Rev Rfdg Bonds (Dominion Terminal Assoc Proj), Ser 1987-A (GTD by U.S. Bank, N.A.),		
0.140%, 4–1–13 (L)	10,000	10,000
PepsiCo, Inc.,		
0.070%, 5–1–13 (L)	$ 35,000	$ 34,998
Pfizer Inc.:		
0.060%, 4–4–13 (L)	50,000	50,000
0.100%, 4–11–13 (L)	89,526	89,522
0.080%, 4–15–13 (L)	50,000	49,998
0.080%, 4–18–13 (L)	60,000	59,998
Praxair, Inc.:		
0.070%, 4–3–13 (L)	45,500	45,500
0.070%, 4–4–13 (L)	9,602	9,602
Procter & Gamble Company (The):		
0.120%, 4–22–13 (L)	25,000	24,998
0.130%, 4–26–13 (L)	18,000	17,998
0.120%, 5–13–13 (L)	25,000	24,996
Prudential Funding LLC (GTD by Prudential Financial Inc.),		
0.090%, 4–1–13 (L)	8,710	8,710
River Fuel Funding Company #3, Inc. (GTD by Bank of Nova Scotia),		
0.180%, 4–15–13 (L)	8,000	7,999
Roche Holdings, Inc.:		
0.110%, 4–23–13 (L)	700	700
0.100%, 5–13–13 (L)	30,000	29,996
0.100%, 5–14–13 (L)	71,000	70,991
0.100%, 5–15–13 (L)	34,000	33,996
0.100%, 5–17–13 (L)	12,000	11,998
0.100%, 5–21–13 (L)	15,000	14,998
0.100%, 6–4–13 (L)	25,000	24,995
Siemens Capital Corp. (GTD by Siemens AG),		
0.120%, 4–19–13 (L)	35,000	34,998
St. Jude Medical, Inc.:		
0.250%, 4–2–13 (L)	46,611	46,611
0.250%, 4–3–13 (L)	15,000	15,000
0.250%, 4–5–13 (L)	10,000	10,000
0.250%, 4–8–13 (L)	9,546	9,546
0.250%, 4–10–13 (L)	3,150	3,150
Straight-A Funding, LLC (GTD by Federal Financing Bank):		
0.190%, 4–3–13 (L)	4,000	4,000
0.190%, 4–9–13 (L)	19,000	18,999
0.180%, 4–11–13 (L)	4,300	4,300
0.180%, 4–12–13 (L)	55,000	54,997
0.140%, 6–3–13 (L)	11,396	11,393
0.150%, 6–10–13 (L)	28,000	27,992
0.150%, 6–14–13 (L)	30,700	30,691
0.190%, 4–17–13 (L)	20,000	19,998
Toronto-Dominion Holdings USA Inc. (GTD by Toronto Dominion Bank):		
0.150%, 4–3–13 (L)	21,000	21,000
0.150%, 4–9–13 (L)	5,500	5,500
0.160%, 4–18–13 (L)	25,000	24,998
0.180%, 5–8–13 (L)	15,040	15,037
0.180%, 5–10–13 (L)	14,000	13,997
Total Capital Canada Ltd. (GTD by Total S.A.):		
0.100%, 4–2–13 (L)	48,000	48,000
0.110%, 4–12–13 (L)	109,000	108,995
Toyota Motor Credit Corporation,		
0.170%, 4–9–13 (L)	49,946	49,944
Unilever Capital Corporation (GTD by Unilever N.V.):		
0.170%, 5–8–13 (L)	$73,000	$ 72,987
0.170%, 5–14–13 (L)	30,000	29,994
0.160%, 6–4–13 (L)	22,000	21,994
United Parcel Service, Inc.,		
0.050%, 4–15–13 (L)	17,000	17,000
Virginia Electric and Power Company:		
0.300%, 4–11–13 (L)	10,000	9,999
0.330%, 5–6–13 (L)	15,000	14,995
0.330%, 5–7–13 (L)	10,000	9,997
Wal-Mart Stores, Inc.:		
0.080%, 4–3–13 (L)	50,000	50,000
0.080%, 4–4–13 (L)	75,000	74,999
0.080%, 4–8–13 (L)	18,000	18,000
0.070%, 4–10–13 (L)	25,000	25,000
0.110%, 5–22–13 (L)	50,000	49,992
Walt Disney Company (The),		
0.100%, 5–23–13 (L)	20,000	19,997
		4,527,350
Master Note – 0.0%		
Toyota Motor Credit Corporation,		
0.126%, 6–28–13 (M)	2,986	2,986
Municipal Obligations – Taxable – 0.8%		
CA Pollutn Ctl Fin Auth, Pollutn Ctl Rfdg Rev Bonds (Pacific Gas and Elec Co), Ser C (GTD by JPMorgan Chase Bank, N.A.),		
0.140%, 4–1–13 (M)	7,000	7,000
CA Statewide Cmnty Dev Auth, Multifam Hsng Rev Bonds (1030 Post Street Apts), Ser 2005 Y,		
0.120%, 4–7–13 (M)	5,300	5,300
CA Statewide Cmnty Dev Auth, Multifam Hsng Rev Bonds (Wyndover Apts), Ser 2004 LL (GTD by United States Government),		
0.110%, 4–7–13 (M)	12,375	12,375
City of Whittier, Hlth Fac Rev Bonds (Presbyterian Intercmnty Hosp), Ser 2009 (GTD by U.S. Bank, N.A.),		
0.110%, 4–7–13 (M)	15,400	15,400
Dev Auth of Monroe Cty, Pollutn Ctl Rev Bonds (GA Power Co Plant Scherer Proj), First Ser 2008 (GTD by Georgia Power Company),		
0.160%, 4–1–13 (M)	1,465	1,465

Ivy Asset Strategy Fund (in thousands) MARCH 31, 2013

SHORT-TERM SECURITIES (Continued)	Principal	Value
Municipal Obligations – Taxable (Continued)		
FL Muni Power Agy, All-Requirements Power Supply Proj Var Rate Demand Rfdg Rev Bonds, Ser 2008C (Bank of America, N.A.), 0.150%, 4–1–13 (M)	$ 5,060	$ 5,060
Hosp Fac Auth of Clackamas Cnty, OR, Rev Bonds (Legacy Hlth Sys), Ser 2008B (GTD by U.S. Bank, N.A.), 0.120%, 4–7–13 (M)	1,905	1,905
LA Pub Fac Auth, Rev Bonds (Air Products and Chemicals Proj), Ser 2008A (GTD by Air Products and Chemicals, Inc.), 0.140%, 4–1–13 (M)	5,000	5,000
MA Hlth and Edu Fac Auth, Var Rate Rev Bonds, Dana-Farber Cancer Institute Issue, Ser 2008L-1 (GTD by JPMorgan Chase Bank, N.A.), 0.100%, 4–7–13 (M)	14,600	14,600
MI Strategic Fund, Var Rate Demand Ltd Oblig Rev Bonds (Air Products and Chemicals, Inc. Proj), Ser 2007 (GTD by Bank of New York (The)), 0.140%, 4–1–13 (M)	7,270	7,270
MS Business Fin Corp, Gulf Opp Zone Indl Dev Rev Bonds (Chevron U.S.A. Inc. Proj), Ser 2007B (GTD by Chevron Corporation), 0.140%, 4–1–13 (M)	12,377	12,377
MS Business Fin Corp, Gulf Opp Zone Indl Dev Rev Bonds (Chevron U.S.A. Inc. Proj), Ser 2007D (GTD by Chevron Corporation), 0.140%, 4–1–13 (M)	33,695	33,695
MS Business Fin Corp, Gulf Opp Zone Indl Dev Rev Bonds (Chevron U.S.A. Inc. Proj), Ser 2010J (GTD by Chevron Corporation), 0.140%, 4–1–13 (M)	$22,238	$22,238
MS Business Fin Corp, Gulf Opp Zone Indl Dev Var Rev Bonds (Chevron U.S.A. Inc. Proj), Ser 2007D (GTD by Chevron Corporation), 0.140%, 4–1–13 (M)	6,000	6,000
MS Business Fin Corp, Gulf Opp Zone Indl Dev Var Rev Bonds (Chevron U.S.A. Inc. Proj), Ser E (GTD by Chevron Corporation), 0.140%, 4–1–13 (M)	37,269	37,269
NY Hsng Fin Agy, Clinton Park Phase II Hsng Rev Bonds, Ser 2011 A-1 (GTD by Wells Fargo Bank, N.A.), 0.120%, 4–7–13 (M)	9,084	9,084
NY Hsng Fin Agy, Related West 30th Street Hsng Rev Bonds, Ser 2012 A-1 (GTD by Wells Fargo Bank, N.A.), 0.120%, 4–7–13 (M)	12,000	12,000
NYC GO Bonds, Fiscal 2006 Ser E (GTD by Bank of America, N.A.), 0.130%, 4–7–13 (M)	12,756	12,756
NYC Hsng Dev Corp, Multi-Fam Mtg Rev Bonds (Target V Apt), Ser 2006 A (GTD by Citibank, N.A.), 0.130%, 4–7–13 (M)	6,200	6,200
Taxable Cert of Part, Denver Pub Sch, Var Rate Rfdg Ser 2011A-3, 0.160%, 4–7–13 (M)	862	862
Uinta Cnty, WY, Pollutn Ctl Rfdg Rev Bonds (Chevron U.S.A. Inc. Proj), Ser 1992 (GTD by Chevron Corporation), 0.140%, 4–1–13 (M)	$ 2,250	$ 2,250
		230,106
Treasury Bills – 2.4%		
United States Treasury Bills:		
0.100%, 4–11–13	50,000	49,998
0.100%, 4–15–13	980	980
0.060%, 4–18–13	300,000	299,989
0.080%, 4–25–13	242,323	242,308
0.040%, 5–16–13	136,251	136,243
		729,518
United States Government Agency Obligations – 0.3%		
Overseas Private Investment Corporation (GTD by United States Government):		
0.150%, 4–3–13 (M)	16,448	16,449
0.150%, 4–3–13 (M)	5,846	5,846
0.150%, 4–3–13 (M)	3,000	2,985
0.150%, 4–7–13 (M)	35,000	35,000
		60,280
TOTAL SHORT-TERM SECURITIES – 20.5%		**$ 5,724,956**
(Cost: $5,724,969)		
TOTAL INVESTMENT SECURITIES – 99.3%		**$27,734,636**
(Cost: $20,929,953)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.7%		**184,737**
NET ASSETS – 100.0%		**$27,919,373**

Notes to Schedule of Investments

*Not shown due to rounding.

(A)No dividends were paid during the preceding 12 months.

(B)Listed on an exchange outside the United States.

(C)Deemed to be an affiliate due to the Fund owning at least 5% of the voting securities.

(D)Restricted securities. At March 31, 2013, the Fund owned the following restricted securities:

Security	Acquisition Date(s)	Shares	Cost	Market Value
Delta Topco Limited	1–23–12 to 5-1–12	718,555	$ 485,830	$ 606,237
Legend Pictures LLC, Ltd.	12–18–12	190	352,761	352,761
		Principal		
Delta Topco Limited, 10.000%, 11-24-60	1–23–12 to 6–18–12	$594,107	600,840	594,108
Legendary Pictures Funding, LLC and Legendary Finance, Inc., 8.000%, 3-15-18	3–13–13	351,700	351,700	351,700
The total value of these securities represented 6.8% of net assets at March 31, 2013.			$1,791,131	$1,904,806

Ivy Asset Strategy Fund (in thousands) MARCH 31, 2013

(E)Investment is owned by an entity that is treated as a corporation for U.S. tax purposes which is owned by the Fund.

(F)All or a portion of the security position is held in collateralized accounts for OTC derivatives collateral as governed by International Swaps and Derivatives Association, Inc. Master Agreements.

(G)Principal amount and exercise prices are denominated in the indicated foreign currency, where applicable (BRL - Brazilian Real, EUR - Euro and JPY - Japanese Yen).

(H)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2013.

(I)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2013, the total value of these securities amounted to $135,474 or 0.5% of net assets.

(J)Payment-in-kind bonds.

(K)Interest-only security. Amount shown as principal represents notional amount for computation of interest.

(L)Rate shown is the yield to maturity at March 31, 2013.

(M) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2013. Date shown represents the date that the variable rate resets.

The following forward foreign currency contracts were outstanding at March 31, 2013:

Type	Currency	Counterparty	Principal Amount of Contract (Denominated in Indicated Currency)	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Sell	Japanese Yen	Deutsche Bank AG	4,430,200	4–22–13	$—	$343

The following written options were outstanding at March 31, 2013 (contracts and exercise prices unrounded):

Underlying Security	Counterparty, if OTC	Type	Number of Contracts	Expiration Month	Exercise Price	Premium Received	Market Value
EURO STOXX 50 Index	Goldman Sachs International	Put	11,916	June 2013	EUR 2,350.00	$7,157	$(5,606)
	Bank of America N.A.	Put	11,920	June 2013	2,475.00	8,184	(10,207)
Goldman Sachs Group, Inc. (The)	Barclays Bank plc	Put	8,470	April 2013	$125.00	1,694	(127)
Halliburton Company	Deutsche Bank AG	Put	16,665	July 2013	37.00	2,500	(1,891)
iShares MSCI EAFE Index Fund	Deutsche Bank AG	Put	61,112	June 2013	54.00	5,011	(3,141)
JPMorgan Chase & Co.	Citibank N.A.	Put	21,584	April 2013	42.00	1,640	(130)
	Goldman Sachs International	Put	9,734	April 2013	42.00	672	(58)
	Barclays Bank plc	Put	2,395	April 2013	42.00	168	(14)
National Oilwell Varco, Inc.	Deutsche Bank AG	Put	9,522	May 2013	65.00	1,524	(847)
S&P 500 Index	N/A	Put	3,610	June 2013	1,400.00	6,848	(2,563)
	N/A	Put	3,610	June 2013	1,450.00	6,487	(4,152)
	N/A	Call	7,220	June 2013	1,630.00	5,393	(6,101)
Schlumberger Limited	Citibank N.A.	Put	8,730	May 2013	72.50	1,322	(1,366)
Volkswagen AG	Citibank N.A.	Put	387	June 2013	EUR 140.00	136	(153)
	Citibank N.A.	Put	1,159	June 2013	150.00	785	(849)
	Citibank N.A.	Call	1,545	June 2013	190.00	262	(39)
						$49,783	$(37,244)

Ivy Asset Strategy Fund *(in thousands)* MARCH 31, 2013

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2013. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Discretionary	$ 7,308,421	$ —	$ 958,998
Consumer Staples	659,045	—	—
Energy	1,539,313	—	—
Financials	3,537,195	—	—
Health Care	396,880	—	—
Industrials	741,714	—	—
Information Technology	2,680,866	—	—
Materials	53,277	—	—
Total Common Stocks	$16,916,711	$ —	$ 958,998
Purchased Options	28,411	48,449	—
Corporate Debt Securities	—	136,202	945,808
Senior Loans	—	312,144	199,929
United States Government Agency Obligations	—	3,823	—
Bullion	2,459,205	—	—
Short-Term Securities	—	5,719,110	5,846
Total	$19,404,327	$6,219,728	$2,110,581
Liabilities			
Forward Foreign Currency Contracts	$ —	$ 343	$ —
Written Options	$ 12,816	$ 24,428	$ —

The following table is a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

	Common Stocks	Corporate Debt Securities	Senior Loans	Short-Term Securities
Beginning Balance 4-1-12	$ 26,811	$ 712,767	$ —	$ —
Net realized gain (loss)	—	(1,828)	—	—
Net change in unrealized appreciation (depreciation)	123,322	(6,441)	13,031	—
Purchases	866,495	730,350	186,898	—
Sales	(57,630)	(489,040)	—	(141)
Transfers into Level 3 during the period	—	—	—	5,987
Transfers out of Level 3 during the period	—	—	—	—
Ending Balance 3-31-13	$958,998	$ 945,808	$199,929	$5,846
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 3-31-13	$123,322	$ (6,733)	$ 13,031	$ —

Transfers from Level 2 to Level 3 occurred generally due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred generally due to the increased availability of observable market data due to increased market activity or information. As shown above, transfers in and out of Level 3 represent the value at the later of the beginning of the fiscal period or the purchase date of the security. There were no transfers between Levels 1 and 2 during the period ended March 31, 2013.

Quantitative Information about Level 3 fair value measurements:

	Fair Value at 3-31-13	Valuation Technique(s)	Unobservable Input(s)
Assets			
Common Stocks	$352,761	Purchase price	Purchase price
	606,237	See below[1]	
Corporate Debt Securities	351,700	Purchase price	Purchase price
	594,108	See below[1]	
Senior Loans	199,929	Third-party valuation service	Broker quotes
Short-Term Securities	5,846	Broker quote	Broker quote

Ivy Asset Strategy Fund *(in thousands)* MARCH 31, 2013

(1) At March 31, 2013, Ivy Asset Strategy Fund held (minority stake) investments in private-placement common stock and related corporate debt securities. Because of the unique nature of these securities, the Valuation Committee, as described on page 82, determined the enterprise value after considering the results of multiple valuation methodologies, including both a comparison to market comparable companies and a discounted cash flow model. The total enterprise value was then allocated to the common stock and corporate debt securities held by the Fund.

Under the market comparable companies' model, the most significant input was the price-earnings ratio, for which a range of 20 to 23 was considered to be the range that market participants would take into account when pricing the issuer.

Using a discounted cash flows model, the most significant inputs (and related range of assumptions anticipated to be used by market participants) were the long-term growth rate (2.0%–3.0%), and the weighted average cost of capital (8.0%–9.0%).

The Valuation Committee also applied an illiquidity discount of 10% for purposes of this valuation.

Significant increase in price-earnings ratio or long-term growth rate inputs could result in a higher fair value measurement. However, significant increase in weighted average cost of capital or illiquidity discount inputs could result in a lower fair value measurement.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
CMO = Collateralized Mortgage Obligation
GTD = Guaranteed
OTC = Over the Counter
REMIC = Real Estate Mortgage Investment Conduit

Country Diversification	
(as a % of net assets)	
United States	35.6%
China	12.0%
Hong Kong	7.6%
United Kingdom	5.3%
South Korea	3.1%
Germany	2.2%
Italy	1.5%
Netherlands	1.4%
Other Countries	1.0%
Other+	30.3%

+Includes gold bullion, options, cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.


Jonas Krumplys

Below, Jonas Krumplys, portfolio manager of the Ivy Asset Strategy New Opportunities Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2013. He has managed the Fund since its inception in May 2010. Mr. Krumplys has 31 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended March 31, 2013	
Ivy Asset Strategy New Opportunities Fund (Class A shares at net asset value)	2.84%
Ivy Asset Strategy New Opportunities Fund (Class A shares including sales charges)	–3.08%
Benchmark(s) and/or Lipper Category	
MSCI AC World SMID (generally reflects the performance of equity markets in developed and emerging markets)	12.71%
Barclays U.S. Aggregate Bond Index (generally reflects the performance of most U.S.-traded investment grade bonds)	3.78%
Barclays U.S. Treasury Bills: 1-3 Month Index (generally reflects the performance of investment-grade Treasury bills, representing cash)	0.08%
Lipper Global Flexible Portfolio Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	6.51%

Multiple indexes are shown because the Fund invests in multiple asset classes.

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.

Year of global macro concerns

Equity markets were volatile for much of the fiscal year ended March 31, 2013, as investors around the globe remained largely risk averse. Economic growth remained slow in key countries, although it improved somewhat as the year progressed. In the U.S., investors and business leaders had been concerned about the outcome of the November elections, the impact of the potential "fiscal cliff" of spending cuts and tax increases, federally mandated sequestration budget cuts and a resolution to the budget ceiling debate. Some of that uncertainty ended with the re-election of U.S. President Barack Obama in November 2012. While a compromise on income taxes helped the U.S. avoid the fiscal cliff as 2013 began, the long-term solutions to the mandated budget cuts and the debt ceiling remained unclear as the period ended. Most of Europe was in recession during the fiscal year as the region dealt with an ongoing sovereign debt and banking crisis. Leaders offered new ways to address the problems, but there was no lasting solution. Policymakers continued to struggle over Portuguese, Italian, Greek and Spanish sovereign debt concerns. Finally, at mid-2012, the head of the European Central Bank (ECB) said the bank would do "whatever it takes" to defend the eurozone, easing fears of a breakup in the European Union. The ECB in September then announced unlimited buying of bonds with maturities up to three years. Cyprus became only the latest example of the banking crisis late in the fiscal year. Although a compromise solution was reached for Cyprus, the outcome shook the confidence of investors and European bank depositors. Equities markets quickly stabilized after initially reacting with uncertainty. Italy added to the concerns about Europe as it struggled to form a government late in the fiscal year, after the latest round of elections. In China, the transition to new leadership through its Standing Committee was completed and the fear of a hard landing in the economy passed. China continued to show solid economic growth during the year across industries and sectors. Given slow global growth, markets increasingly are alert to the monetary and fiscal policies of key economies worldwide, so we will be watching for the impact of these changes. We think there will continue to be periodic bouts of concerns and soft patches of economic growth, but we believe the world's three largest economies – the U.S., China and Japan – should be in for a period of stable to accelerating gross domestic product (GDP) growth. In our view, this should allow developing markets to maintain economic growth at mid- to high single digits.

Low interest rates, impact on equities

The Fund closed the fiscal year with slightly positive performance (before the effect of sales charges), but significantly trailed its benchmark index. That result reflected the negative impact of overweight positions, relative to the benchmark, in Brazilian, Chinese and South Korean equities; and an underweight in developed markets. At the end of the period, the Fund's portfolio was weighted 88% in equities (with approximately 75% in developing markets and 13% in developed markets) and 9% in gold bullion. Security selection in several sectors detracted from performance, including Brazilian homebuilders (MRV Engenharia e Participacoes S.A. and Rossi Residencial SA, which no longer is a holding in the Fund), metallurgical coal (Alpha Natural Resources, Inc., and Walter Industries, Inc.) and Korean autos (Kia Motors Corporation). Holdings in Panama, Turkey, Philippines, Malaysia, Thailand and the U.S. contributed to performance, as did positive security selection in the health care sector. Several of the Fund's Top 10 equity holdings were from these countries, including Copa Holdings, S.A. (Panama), the largest holding at 7.7% of net assets at the end of the fiscal year; Ford Otomotiv Sanayi A.S (Turkey) and GT Capital Holdings Incorporated (Philippines). The holding in Panama reflects the fact that the economy there has been growing at 8% to 10% annually in recent years and we think the completion of the Panama Canal expansion, due by 2015, bodes well for continued growth. The country also is a regional banking and corporate hub because of its favorable tax rates. The use of equity derivatives was only a minor portion of the overall portfolio.

The Fund has investments in companies operating in nearly all member states of the Association of South East Asian Nations (ASEAN), a geopolitical and economic trading group of 10 countries. The Fund's largest ASEAN exposure is to Indonesia, Malaysia, the Philippines and Thailand out of total exposure of about 18% of the Fund. If ASEAN were a country, the GDP of over $2 trillion would rank eighth largest in the world, which is an indication of why we believe there are opportunities within this group. Turkey is the largest single country weighting in the Fund at about 14% of net assets. Recent easing in domestic and regional tensions raised the possibility of a major reform to the constitution there, as well as stronger economic growth based on regional oil and gas agreements. Collectively, these actions have been viewed favorably by credit rating agencies.

Growing demand in developing markets

We continue to believe that the growing middle class of consumers in developing markets offers opportunities for the Fund in a variety of ways, as reflected in these Fund holdings:

- Travel — Panama-based Copa Holdings, S.A., through its airline, has benefitted from first time leisure and regional business travelers.
- Protein consumption — Brazil-based BRF-Brasil Foods S.A. is the world's largest and lowest cost exporter of fresh and frozen poultry, as well as Latin America's largest processed food manufacturer.
- Electricity — U.K.-based Aggreko plc provides permanent and project-specific power solutions on five continents with more than 50% of revenues generated in developing markets.
- Energy — U.S.-based Chicago Bridge & Iron Company N.V. is an engineering and construction company with experience in liquid natural gas, refineries, petrochemical plants and crude oil tank farms. We think it can benefit from the growth of U.S. shale gas and oil.
- E-Commerce — Argentina-based MercadoLibre, Inc. provides online shopping and payment services throughout Latin America, where internet penetration is less than 50% and online retail market share is in the low single digits.

We believe the investor panic caused by the financial crisis that began in 2008 has subsided and investors are beginning to move out on the risk curve. We expect periods of market volatility in the coming year, driven by macro events. We thus will remain alert to market developments and their impact as the year progresses. Many emerging-market economies continue to show improvement in their economies. Despite the fiscal concerns in several countries around the world, we generally are positive about the path of economic growth overall for 2013. We think inflation will be relatively contained in 2013, with an upward bias in some emerging markets. We continue to think there are many opportunities to invest in those countries that have growing middle-class populations and incomes.

Performance shown at NAV does not include the effect of sales charges. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is no guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

An investment in the Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

The Fund may allocate from 0 to 100 percent of its assets between stocks, bonds and short-term instruments of issuers around the globe, as well as investments in precious metals and investments with exposure to various foreign securities.

International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These risks are magnified in emerging markets.

Investing in small or mid-cap stocks may carry more risk than investing in stocks of larger, more well-established companies.

Fixed income securities are subject to interest rate risk and, as such, the net asset value of the Fund may fall as interest rates rise. Investing in high-income securities may carry a greater risk of nonpayment of interest or principal than higher-rated bonds.

The Fund may focus its investments in certain regions or industries, thereby increasing its potential vulnerability to market volatility.

The Fund may seek to hedge market risk on various securities, increase exposure to various markets, manage exposure to various foreign currencies, precious metals and various markets, and seek to hedge certain event risks on positions held by the Fund. Such hedging involves additional risks, as the fluctuations in the values of the derivatives may not correlate perfectly with the overall securities markets or with the underlying asset from which the derivative's value is derived.

Investing in commodities is generally considered speculative because of the significant potential for investment loss due to cyclical economic conditions, sudden political events, and adverse international monetary policies. Markets for commodities are likely to be volatile and the Fund may pay more to store and accurately value its commodity holdings than it does with the Fund's other holdings.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Asset Strategy New Opportunities Fund.

Ivy Asset Strategy New Opportunities Fund

ALL DATA IS AS OF MARCH 31, 2013 (UNAUDITED)

Asset Allocation

Stocks	**87.8%**
Industrials	23.3%
Consumer Discretionary	18.3%
Financials	13.9%
Consumer Staples	12.1%
Information Technology	8.4%
Materials	6.2%
Energy	3.9%
Health Care	1.7%
Warrants	**0.0%**
Bullion (Gold)	**9.0%**
Bonds	**0.3%**
Corporate Debt Securities	0.3%
Cash and Cash Equivalents	**2.9%**

Lipper Rankings

Category: Lipper Global Flexible Portfolio Funds	Rank	Percentile
1 Year	342/402	85

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Country Weightings

Pacific Basin	**50.1%**
Turkey	14.0%
South Korea	9.4%
India	5.1%
China	4.6%
Indonesia	3.9%
Malaysia	3.7%
Philippines	3.6%
Thailand	3.6%
Other Pacific Basin	2.2%
South America	**13.9%**
Brazil	11.9%
Other South America	2.0%
Europe	**11.0%**
Netherlands	5.2%
United Kingdom	4.3%
Other Europe	1.5%
Bullion (Gold)	**9.0%**
Other	**7.7%**
Panama	7.7%
North America	**5.4%**
United States	3.7%
Other North America	1.7%
Cash and Cash Equivalents	**2.9%**

Top 10 Equity Holdings

Company	Country	Sector
Copa Holdings, S.A., Class A	Panama	Industrials
Chicago Bridge & Iron Company N.V., NY Shares	Netherlands	Industrials
MercadoLibre, Inc.	Brazil	Information Technology
Ford Otomotiv Sanayi A.S.	Turkey	Consumer Discretionary
Kia Motors Corporation	South Korea	Consumer Discretionary
GLOVIS Co., Ltd.	South Korea	Industrials
BIM Birlesik Magazalar Anonim Sirketi	Turkey	Consumer Staples
Aggreko plc	United Kingdom	Industrials
SINA Corporation	China	Information Technology
GT Capital Holdings Incorporated	Philippines	Financials

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy Asset Strategy New Opportunities Fund

(UNAUDITED)


$15,000
$10,000
$5,000
$0
Ivy Asset Strategy New Opportunities Fund, Class A Shares(1). $10,439
MSCI AC World SMID(2). $12,942
Barclays U.S. Aggregate Bond Index(2). $11,630
Barclays U.S. Treasury Bills: 1-3 Month Index(2). $10,027
Lipper Global Flexible Portfolio Funds Universe Average(2). $11,779
4-30 2010
3-31 2011
3-31 2012
3-31 2013

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

(2)Because the Fund commenced operations on a date other than at the end of a month, and partial month calculations of the performances of the indexes (including income) are not available, investment in the indexes was effected as of April 30, 2010.

Average Annual Total Return(3)	Class A	Class B	Class C	Class E(4)	Class I	Class R	Class Y
1-year period ended 3–31–13	-3.08%	-2.20%	2.01%	-3.08%	3.10%	2.40%	2.84%
5-year period ended 3–31–13	—	—	—	—	—	—	—
10-year period ended 3–31–13	—	—	—	—	—	—	—
Since inception of Class through 3–31–13(5)	1.49%	1.56%	2.69%	1.49%	3.82%	3.15%	3.57%

(3)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class R and Class Y shares are not subject to sales charges.

(4)Class E shares are not currently available for investment.

(5)5–3–10 for Class A, Class B, Class C, Class E, Class I, Class R and Class Y shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Ivy Asset Strategy New Opportunities Fund *(in thousands)* MARCH 31, 2013

COMMON STOCKS	Shares	Value
Agricultural Products – 0.3%		
Cosan S.A. Industria e Comercio, Class A	51	$ 1,002
Air Freight & Logistics – 4.3%		
GLOVIS Co., Ltd. (A)	73	12,589
Airlines – 7.7%		
Copa Holdings, S.A., Class A	189	22,601
Apparel, Accessories & Luxury Goods – 0.2%		
Page Industries Limited (A)	11	694
Automobile Manufacturers – 9.4%		
Ford Otomotiv Sanayi A.S. (A)	969	13,931
Kia Motors Corporation (A)	259	13,068
		26,999
Automotive Retail – 0.6%		
Kolao Holdings (A)	69	1,683
Broadcasting – 1.4%		
PT Media Nusantara Citra Tbk (A)(B)	11,058	3,215
PT Media Nusantara Citra Tbk (A)(B)(C)	3,000	872
		4,087
Casinos & Gaming – 0.7%		
NagaCorp Ltd. (A)	2,568	2,167
Coal & Consumable Fuels – 1.0%		
Alpha Natural Resources, Inc. (B)	347	2,852
Commodity Chemicals – 1.1%		
Mexichem, S.A.B. de C.V. (A)	574	3,080
Construction & Engineering – 5.8%		
Chicago Bridge & Iron Company N.V., NY Shares	245	15,209
Empresas ICA, S.A.B. de C.V. (A)(B)	509	1,698
		16,907
Construction & Farm Machinery & Heavy Trucks – 0.8%		
PT United Tractors Tbk (A)	1,208	2,262
Construction Materials – 1.7%		
PT Semen Gresik (Persero) Tbk (A)	2,691	4,902
Consumer Finance – 0.2%		
Shriram Transport Finance Company Limited (A)	46	592
Department Stores – 2.0%		
InRetail Peru Corp. (A)(B)(C)	250	$ 5,974
Diversified Banks – 4.7%		
Axis Bank Limited (A)	70	1,680
Bangkok Bank Public Company Limited (A)	181	1,398
Turkiye Is Bankasi A.S. (A)	993	3,775
Yapi ve Kredi Bankasi A.S. (A)	1,264	3,912
YES BANK Limited (A)	353	2,786
		13,551
Diversified Metals & Mining – 0.9%		
Walter Industries, Inc.	95	2,710
Diversified Support Services – 3.4%		
Aggreko plc (A)(B)	371	10,056
Education Services – 1.6%		
Abril Educacao S.A. (A)	37	872
Anhanguera Educacional Participacoes S.A. (A)(B)	241	3,891
		4,763
Food Distributors – 1.2%		
Olam International Limited (A)(B)	2,469	3,424
Food Retail – 5.7%		
BIM Birlesik Magazalar Anonim Sirketi (A)	222	10,833
C.P. Seven Eleven Public Company Limited (A)(B)	3,604	5,630
		16,463
Health Care Facilities – 1.7%		
Bangkok Dusit Medical Services Public Company Limited (A)	146	814
Bumrungrad Hospital Public Company Limited (A)	331	971
IHH Healthcare Berhad (A)(B)(C)	2,615	3,107
		4,892
Heavy Electrical Equipment – 0.4%		
Guodian Technology & Environment Group Corporation Limited (A)(B)	4,048	1,267
Household Appliances – 1.8%		
Arcelik Anonim Sirketi (A)	554	3,921
TTK Prestige Limited (A)	24	1,422
		5,343
Industrial Machinery – 0.9%		
Cummins India Limited (A)	289	2,653
Internet Software & Services – 8.4%		
MercadoLibre, Inc.	152	14,635
SINA Corporation (B)	202	9,805
		24,440
Movies & Entertainment – 0.6%		
Major Cineplex Group Public Company Limited (A)	2,331	$ 1,632
Multi-Sector Holdings – 3.0%		
GT Capital Holdings Incorporated (A)(C)	490	8,804
Oil & Gas Drilling – 0.2%		
North Atlantic Drilling Ltd. (A)(C)	72	653
Oil & Gas Exploration & Production – 2.7%		
Cairn Energy plc (A)(B)	629	2,614
Kosmos Energy Ltd. (B)	458	5,172
		7,786
Packaged Foods & Meats – 3.7%		
BRF-Brasil Foods S.A. (A)	396	8,766
Universal Robina Corporation (A)	683	1,890
		10,656
Personal Products – 0.5%		
Godrej Consumer Products Limited (A)(B)	105	1,502
Real Estate Development – 3.4%		
Kaisa Group Holdings Ltd. (A)(B)	8,620	2,432
UEM Land Holdings Berhad (A)(B)	8,720	7,575
		10,007
Real Estate Management & Development – 0.9%		
BR Properties S.A. (A)(B)	248	2,758
Real Estate Operating Companies – 1.0%		
BRMalls Participacoes S.A. (A)	226	2,822
Residential Reit's – 0.7%		
Emlak Konut Gayrimenkul Yatirim Ortakligi A.S. (A)	1,327	2,120
Soft Drinks – 0.7%		
Coca-Cola Icecek A.S. (A)	74	2,104
Specialty Chemicals – 2.5%		
Asian Paints Limited (A)	36	3,276
Chr. Hansen Holding A/S (A)	58	2,152
Novozymes A/S, Class B (A)(B)	54	1,844
		7,272
TOTAL COMMON STOCKS – 87.8%		**$256,069**

(Cost: $222,940)

Ivy Asset Strategy New Opportunities Fund (in thousands) MARCH 31, 2013

WARRANTS	Shares	Value
Food Distributors – 0.0%		
Olam International Limited, Expires 1–18–41 (D)	400	$ 138
TOTAL WARRANTS – 0.0%		**$ 138**
(Cost: $—)		

CORPORATE DEBT SECURITIES	Principal	
Food Distributors – 0.3%		
Olam International Limited, 6.750%, 1–29–18	$773	731
TOTAL CORPORATE DEBT SECURITIES – 0.3%		**$ 731**
(Cost: $735)		

BULLION – 9.0%	Troy Ounces	
Gold	16	$26,254
(Cost: $28,344)		

SHORT-TERM SECURITIES	Principal	Value
Master Note – 0.9%		
Toyota Motor Credit Corporation, 0.126%, 6–28–13 (E)	$2,683	$ 2,683
TOTAL SHORT-TERM SECURITIES – 0.9%		**$ 2,683**
(Cost: $2,683)		
TOTAL INVESTMENT SECURITIES – 98.0%		**$285,875**
(Cost: $254,702)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 2.0%		**5,828**
NET ASSETS – 100.0%		**$291,703**

Notes to Schedule of Investments

(A)Listed on an exchange outside the United States.

(B)No dividends were paid during the preceding 12 months.

(C)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2013, the total value of these securities amounted to $19,410 or 6.6% of net assets.

(D)Warrants entitle the Fund to purchase a predetermined number of shares of common stock and are non-income producing. The purchase price and number of shares are subject to adjustment under certain conditions until the expiration date, if any.

(E)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2013. Date shown represents the date that the variable rate resets.

The following forward foreign currency contracts were outstanding at March 31, 2013:

Type	Currency	Counterparty	Principal Amount of Contract (Denominated in Indicated Currency)	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Sell	British Pound	Barclays Capital, Inc.	9,000	4–22–13	$—	$68
Sell	Danish Kroner	Barclays Capital, Inc.	23,300	4–22–13	44	—
					$44	$68

Ivy Asset Strategy New Opportunities Fund *(in thousands)* MARCH 31, 2013

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2013. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Discretionary	$ 53,343	$ —	$ —
Consumer Staples	35,151	—	—
Energy	11,291	—	—
Financials	40,654	—	—
Health Care	4,892	—	—
Industrials	68,334	—	—
Information Technology	24,440	—	—
Materials	17,964	—	—
Total Common Stocks	$256,069	$ —	$ —
Warrants	138	—	—
Corporate Debt Securities	—	731	—
Bullion	26,254	—	—
Short-Term Securities	—	2,683	—
Total	$282,461	$ 3,414	$ —
Forward Foreign Currency Contracts	$ —	$ 44	$ —
Liabilities			
Forward Foreign Currency Contracts	$ —	$ 68	$ —

Country Diversification	
(as a % of net assets)	
Turkey	14.0%
Brazil	11.9%
South Korea	9.4%
Panama	7.7%
Netherlands	5.2%
India	5.1%
China	4.6%
United Kingdom	4.3%
Indonesia	3.9%
United States	3.7%
Malaysia	3.7%
Philippines	3.6%
Thailand	3.6%
Peru	2.0%
Mexico	1.7%
Singapore	1.5%
Denmark	1.3%
Other Countries	0.9%
Other+	11.9%

+Includes gold bullion, cash and cash equivalents and other assets and liabilities.

See Accompanying Notes to Financial Statements.

Ivy Balanced Fund

(UNAUDITED)



Cynthia P. Prince-Fox

Below, Cynthia P. Prince-Fox, portfolio manager of Ivy Balanced Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2013. She has managed the Fund since 2003 and has 30 years of industry experience.

Fiscal year Performance

For the 12 Months Ended March 31, 2013	
Ivy Balanced Fund (Class A shares at net asset value)	9.56%
Ivy Balanced Fund (Class A shares including sales charges)	3.25%
Benchmark(s) and/or Lipper Category	
S&P 500 Index (generally reflects the performance of large- and medium-sized U.S. stocks)	13.96%
Lipper Mixed-Asset Target Allocation Growth Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	9.92%
Barclays U.S. Government/Credit Index (generally reflects the performance of securities in the bond market)	4.56%

Please note that Fund returns include applicable fees and expenses, whereas the index returns do not include any such fees. Multiple indexes are presented because the Fund invests in multiple assets classes. The performance discussion below is at net asset value.

Key drivers

Underperformance of the Fund relative to the S&P 500 benchmark was due primarily to the Fund's bond portfolio. The Fund ordinarily invests at least 25% of its assets in fixed-income securities. During the period, the bond portfolio acted as a drag on the performance relative to the S&P 500 Index.

The Fund's relative performance was influenced by a number of factors. First, sector emphasis with the equities portion drove the performance. The main drivers in sector emphasis came from consumer staples and consumer discretionary. Securities within consumer staples represented two of the top 10 overall contributors. While overall sector emphasis was a significant positive, stock selection was a drag on performance. The majority of adverse stock selection occurred in consumer discretionary and health care. While our health care holdings posted positive returns, they significantly lagged a very strong move in major pharmaceuticals, where we had limited exposure.

From an asset allocation standpoint, both the equity and fixed-income sides of the portfolio posted positive returns; however, the fixed-income portion of the Fund lagged its relative benchmark. The fixed-income portfolio was relatively short duration when compared to its benchmark based on our belief that interest rates were not headed meaningfully lower. Additionally, the majority of the Fund's corporate bond holdings have high credit ratings, which generally underperformed lower-rated securities. The Fund's cash weighting also caused a drag to overall performance.

Through most of the year, the Fund took a U.S.-centric approach to security selection. In other words, we looked to reduce holdings where demand outside the U.S. looked to be more challenged versus the U.S. The Fund was overweight consumer staples, consumer discretionary, utilities and telecommunications for most of the year. It was underweight materials, industrials and technology where the global economic backdrop played a greater role in final demand for those products. We had pared our exposure to these areas as sentiment-driven swings in the market were abrupt and frequent as investors reacted to the many macroeconomic reports from various economies around the globe. We remained skeptical of Europe's ability to fix its problems without more pain, but found it difficult to handicap the depth and timing of that pain.

After a volatile first half of 2012, actions by the Central Bank helped buoy equity markets as we headed into the second half. First out of the box was the European Central Bank, announcing it officially stands ready to buy unlimited amounts of short-term sovereign debt if a country submits to an austerity plan. Meanwhile, the Federal Reserve spelled out its focus on labor market conditions while outlining its third round of quantitative easing. These actions proved temporary as a slew of mediocre earnings reports set an early tone for the fourth calendar quarter. Investors were especially sensitive to company misses on revenue growth. Worry about corporate profits was further stoked by the impending fiscal cliff with its combination of higher taxes and spending cuts that threatened to tip the U.S. economy into recession. Although the year proved to be volatile, we stood by our long-term themes. This strategy helped us to avoid getting whipsawed by the markets and resulted in the Fund's equity portfolio performing well against the S&P 500 index.

Sources of strength, weakness

Top contributors to overall performance were names that fell into either energy or industrials. Within industrials, class 1 railroad company, Kansas City Southern Railway was a top performer. While this railway is the smallest of seven North American class-1 railroads, it has sole share of the Mexican NAFTA corridor. This allows it to benefit from the "near sourcing" phenomenon of more manufacturing and auto production moving to Mexico from other low-wage countries. Secondarily, crude-by-rail has come of age. In just three short years, the crude-by-rail business model has evolved from one of relative obscurity into what is now regarded as one of the most dynamic business opportunities for North American class 1 railroads. In addition to Kansas City Southern, the Fund has also been long-term shareholders of Union Pacific Corp. and Berkshire Hathaway Inc. (owner of Burlington Northern railroad), which stand to benefit from the crude-by-rail trend, and both were significant contributors to performance.

Another key contributor to overall performance was Cabot Oil & Gas Corporation as the stock finished up from the purchase price. The perfect storm was created at the start of 2012 as a record setting warm winter hit at the same time there was excess supply of natural gas. These two factors briefly pushed prices down to decade lows. We believe that in the long-term, cheap shale gas will be an important strategic commodity as infrastructure is built out to take advantage of this natural resource. Cabot Oil & Gas is a low-cost producer of natural gas that is able to grow production significantly and still generate free cash flow.

Detractors from Fund performance were found in health care and telecommunications, the top two performing sectors for the benchmark during the fiscal year. Sector emphasis in these two areas was the primary reason for the relative underperformance as we were significantly underweight these sectors. Investor demand for safety, stability and dividends drove strong performance in stocks and sectors that could deliver on all three. A majority of the benchmark's sector performance came in the final quarter of the fiscal year as investors' appetite for fixed income began to wane on the thought that we may have seen the lows in interest rates. More appealing relative yields could be found in health care, utilities and telecommunications.

Outlook

We are optimistic that the months ahead will bring more positive news from a macro perspective, though we recognize the deleveraging process will continue to be bumpy as policymakers around the globe strive to find a balance between growth and austerity. Here in the U.S., the job market appears to continue to hold firm — an encouraging sign for this year. We also remain encouraged by what we see in the housing market, particularly home price inflation. A recovering housing market has many derivative macro implications for the consumer, banks, economic expansion, employment and confidence. We remain confident in the fundamental strength of the Fund and believe we are positioned to provide competitive returns over the long term. We believe the Fund's focus on quality and a consistent and disciplined approach during volatile and uncertain times will continue to be rewarded.

Performance shown at NAV does not include the effects of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment. Fixed-income securities are subject to interest rate risk and, as such, the Fund's net asset value may fall as interest rates rise. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Balanced Fund.

Ivy Balanced Fund

Asset Allocation

Stocks	**73.9%**
Consumer Discretionary	13.5%
Industrials	13.2%
Consumer Staples	10.7%
Financials	9.6%
Information Technology	9.2%
Energy	9.0%
Health Care	6.0%
Materials	2.7%
Bonds	**18.3%**
Corporate Debt Securities	15.8%
United States Government and Government Agency Obligations	2.0%
Other Government Securities	0.5%
Cash and Cash Equivalents	**7.8%**

Lipper Rankings

Category: Lipper Mixed-Asset Target Allocation Growth Funds	Rank	Percentile
1 Year	305/553	56
3 Year	59/518	12
5 Year	28/474	6
10 Year	41/272	16

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector
Anheuser-Busch InBev S.A., ADR	Consumer Staples
Limited Brands, Inc.	Consumer Discretionary
PNC Financial Services Group, Inc. (The)	Financials
Berkshire Hathaway Inc., Class B	Financials
JPMorgan Chase & Co.	Financials
Johnson & Johnson	Health Care
ConocoPhillips	Energy
Brown-Forman Corporation, Class B	Consumer Staples
Union Pacific Corporation	Industrials
Allergan, Inc.	Health Care

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy Balanced Fund

(UNAUDITED)



$30,000
$20,000
$10,000
$0
Ivy Balanced Fund, Class A Shares(1) $19,206
S&P 500 Index $19,149
Barclays U.S. Government/Credit Index $15,902
Lipper Mixed-Asset Target Allocation Growth Funds Universe Average $17,826
9-30 2003
3-31 2004
3-31 2005
3-31 2006
3-31 2007
3-31 2008
3-31 2009
3-31 2010
3-31 2011
3-31 2012
3-31 2013

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A	Class B	Class C	Class E[3]	Class I	Class R	Class Y
1-year period ended 3-31-13	3.25%	4.73%	8.75%	3.82%	9.82%	—	9.57%
5-year period ended 3-31-13	5.47%	5.69%	6.03%	5.77%	7.09%	—	6.80%
10-year period ended 3-31-13	7.95%	—	—	—	—	—	—
Since inception of Class through 3-31-13[4]	—	6.27%	6.45%	5.99%	7.11%	—	7.34%
Cumulative return since inception of class through 3-31-13[5]	—	—	—	—	—	7.09%	—

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class R and Class Y shares are not subject to sales charges.

(3)Class E shares are not currently available for investment.

(4)12-8-03 for Class B, Class C and Class Y shares and 4-2-07 for Class E and Class I shares (the date on which shares were first acquired by shareholders).

(5)12-19-12 for Class R shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

The Advantus Spectrum Fund merged into the Ivy Balanced Fund on December 8, 2003. The performance shown for periods prior to this date is that of the Advantus Spectrum Fund Class A shares, restated to reflect current sales charges applicable to Ivy Balanced Fund Class A shares. Performance has not been restated to reflect the fees and expenses applicable to the Ivy Balanced Fund. If these expenses were reflected, performance shown would differ.

Ivy Balanced Fund (in thousands) MARCH 31, 2013

COMMON STOCKS	Shares	Value
Aerospace & Defense – 3.4%		
General Dynamics Corporation	108	$ 7,643
Honeywell International Inc.	157	11,845
Precision Castparts Corp.	49	9,197
		28,685
Apparel Retail – 3.0%		
Gap, Inc. (The)	215	7,618
Limited Brands, Inc. (A)	384	17,137
		24,755
Application Software – 1.2%		
Intuit Inc.	152	9,992
Asset Management & Custody Banks – 1.5%		
Northern Trust Corporation	226	12,341
Brewers – 2.7%		
Anheuser-Busch InBev S.A., ADR (A)	222	22,129
Broadcasting – 1.5%		
CBS Corporation, Class B	280	13,059
Communications Equipment – 1.0%		
QUALCOMM Incorporated	121	8,081
Computer Hardware – 1.5%		
Apple Inc.	31	13,544
Construction & Farm Machinery & Heavy Trucks – 1.3%		
Cummins Inc.	97	11,210
Distillers & Vintners – 1.7%		
Brown-Forman Corporation, Class B	196	13,982
Diversified Chemicals – 1.2%		
Dow Chemical Company (The)	327	10,412
Electrical Components & Equipment – 1.0%		
Rockwell Automation, Inc.	99	8,540
Fertilizers & Agricultural Chemicals – 1.5%		
Monsanto Company	119	12,591
Food Retail – 1.0%		
Whole Foods Market, Inc.	100	8,710
Health Care Equipment – 1.4%		
Covidien plc (A)	173	11,750
Home Improvement Retail – 1.6%		
Home Depot, Inc. (The)	194	13,516
Hotels, Resorts & Cruise Lines – 1.6%		
Hyatt Hotels Corporation, Class A (A)	311	13,449
Household Products – 1.2%		
Colgate-Palmolive Company	85	10,033
Industrial Conglomerates – 0.9%		
3M Company	73	$ 7,739
Industrial Machinery – 3.6%		
Pall Corporation	168	11,507
Parker Hannifin Corporation	79	7,207
Pentair, Inc. (A)	223	11,743
		30,457
Integrated Oil & Gas – 1.2%		
Exxon Mobil Corporation	113	10,146
Internet Retail – 1.5%		
Amazon.com, Inc. (A)	49	12,925
Internet Software & Services – 1.1%		
Google Inc., Class A (A)	11	9,052
IT Consulting & Other Services – 1.3%		
Cognizant Technology Solutions Corporation, Class A (A)	139	10,618
Motorcycle Manufacturers – 1.6%		
Harley-Davidson, Inc.	256	13,650
Movies & Entertainment – 1.5%		
News Corporation Limited, Class B	407	12,529
Multi-Line Insurance – 1.3%		
American International Group, Inc. (A)	276	10,703
Oil & Gas Equipment & Services – 2.6%		
National Oilwell Varco, Inc.	158	11,144
Schlumberger Limited	138	10,297
		21,441
Oil & Gas Exploration & Production – 3.0%		
Cabot Oil & Gas Corporation	159	10,770
ConocoPhillips	235	14,099
		24,869
Oil & Gas Refining & Marketing – 1.5%		
Phillips 66	186	12,990
Oil & Gas Storage & Transportation – 0.7%		
Regency Energy Partners LP	243	6,082
Other Diversified Financial Services – 1.8%		
JPMorgan Chase & Co.	321	15,235
Packaged Foods & Meats – 1.2%		
Mead Johnson Nutrition Company	135	10,479
Personal Products – 1.4%		
Estee Lauder Companies, Inc. (The), Class A	188	12,012
Pharmaceuticals – 4.6%		
Allergan, Inc.	125	$ 13,943
GlaxoSmithKline plc, ADR	239	11,202
Johnson & Johnson	173	14,129
		39,274
Property & Casualty Insurance – 3.1%		
Berkshire Hathaway Inc., Class B (A)	150	15,661
Travelers Companies, Inc. (The)	130	10,953
		26,614
Railroads – 3.0%		
Kansas City Southern	101	11,179
Union Pacific Corporation	98	13,956
		25,135
Regional Banks – 1.9%		
PNC Financial Services Group, Inc. (The)	237	15,727
Restaurants – 1.2%		
Starbucks Corporation	172	9,803
Semiconductor Equipment – 1.5%		
Applied Materials, Inc.	283	3,815
KLA-Tencor Corporation	173	9,108
		12,923
Semiconductors – 1.2%		
Microchip Technology Incorporated	284	10,455
Systems Software – 0.4%		
Check Point Software Technologies Ltd. (A)	66	3,115
Tobacco – 1.5%		
Philip Morris International Inc.	136	12,562
TOTAL COMMON STOCKS – 73.9%		**$623,314**
(Cost: $498,977)		

CORPORATE DEBT SECURITIES	Principal	
Aerospace & Defense – 0.2%		
General Dynamics Corporation, 1.000%, 11–15–17	$1,500	1,490
United Technologies Corporation, 1.200%, 6–1–15	500	507
		1,997

Ivy Balanced Fund *(in thousands)* MARCH 31, 2013

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Apparel Retail – 0.6%		
Limited Brands, Inc.:		
6.900%, 7–15–17	$ 750	$ 862
6.625%, 4–1–21	2,915	3,293
		4,155
Apparel, Accessories & Luxury Goods – 0.2%		
LVMH Moet Hennessy – Louis Vuitton, 1.625%, 6–29–17 (B)	2,000	2,024
Auto Parts & Equipment – 0.2%		
BorgWarner Inc., 4.625%, 9–15–20	1,000	1,101
Delphi Corporation, 5.000%, 2–15–23	849	898
		1,999
Automobile Manufacturers – 0.5%		
Ford Motor Company, Convertible, 4.250%, 11–15–16	1,000	1,603
Toyota Motor Credit Corporation, 2.050%, 1–12–17	2,000	2,069
		3,672
Banking – 0.1%		
Commonwealth Bank of Australia New York, 1.950%, 3–16–15	1,050	1,075
Biotechnology – 0.2%		
Amgen Inc., 2.125%, 5–15–17	2,000	2,066
Brewers – 0.6%		
Anheuser-Busch InBev Worldwide Inc.:		
5.375%, 11–15–14	1,000	1,074
1.375%, 7–15–17	1,000	1,009
Heineken N.V., 1.400%, 10–1–17 (B)	2,000	1,992
SABMiller Holdings Inc., 3.750%, 1–15–22 (B)	500	536
		4,611
Broadcasting – 0.4%		
CBS Corporation:		
8.875%, 5–15–19	500	668
4.300%, 2–15–21	1,000	1,091
Discovery Communications, LLC:		
4.375%, 6–15–21	750	827
3.300%, 5–15–22	900	918
		3,504
Cable & Satellite – 0.2%		
DIRECTV Holdings LLC, 2.400%, 3–15–17	500	513
DIRECTV Holdings LLC and DIRECTV Financing Co., Inc., 3.500%, 3–1–16	1,000	1,062
		1,575

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Construction & Farm Machinery & Heavy Trucks – 0.1%		
Caterpillar Inc., 1.375%, 5–27–14	$1,000	$ 1,011
Consumer Finance – 0.9%		
American Express Credit Corporation, 5.125%, 8–25–14	200	212
Capital One Financial Corporation:		
2.125%, 7–15–14	1,750	1,777
1.000%, 11–6–15	1,500	1,493
Caterpillar Financial Services Corporation, 1.550%, 12–20–13	1,000	1,008
Ford Motor Credit Company LLC, 3.875%, 1–15–15	1,000	1,040
Penske Truck Leasing Co., LP and PTL Finance Corp., 2.500%, 7–11–14 (B)	1,000	1,016
USAA Capital Corporation, 1.050%, 9–30–14 (B)	1,000	1,005
		7,551
Data Processing & Outsourced Services – 0.1%		
Fidelity National Financial, Inc., 6.600%, 5–15–17	900	1,021
Department Stores – 0.1%		
Macy's Retail Holdings, Inc., 3.875%, 1–15–22	1,000	1,055
Distillers & Vintners – 0.4%		
Beam Inc., 1.875%, 5–15–17	800	815
Brown-Forman Corporation, 1.000%, 1–15–18	3,000	2,973
		3,788
Diversified Banks – 1.5%		
Bank of America Corporation, 1.104%, 3–22–16 (C)	4,000	3,985
Bank of Montreal, 1.300%, 10–31–14 (B)	1,000	1,014
Bank of New York Mellon Corporation (The):		
1.500%, 1–31–14	1,250	1,262
0.700%, 10–23–15	1,000	1,001
Barclays Bank plc, 2.375%, 1–13–14	600	608
National Australia Bank Limited, 0.900%, 1–20–16	2,000	2,004
U.S. Bancorp, 4.200%, 5–15–14	1,000	1,042
Wells Fargo & Company:		
3.676%, 6–15–16 (C)	500	541
1.500%, 1–16–18	1,000	998
		12,455

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Diversified Capital Markets – 0.1%		
Deutsche Bank AG, 3.450%, 3–30–15	$ 500	$ 525
Diversified Chemicals – 0.1%		
Airgas, Inc., 1.650%, 2–15–18	1,250	1,253
Diversified Metals & Mining – 0.1%		
Rio Tinto Finance (USA) Limited, 8.950%, 5–1–14	500	544
Drug Retail – 0.1%		
CVS Caremark Corporation, 3.250%, 5–18–15	550	579
Fertilizers & Agricultural Chemicals – 0.1%		
Monsanto Company, 2.750%, 4–15–16	1,000	1,059
Food Distributors – 0.5%		
Campbell Soup Company, 2.500%, 8–2–22	2,400	2,286
Cargill, Inc., 4.307%, 5–14–21 (B)	424	468
ConAgra Foods, Inc., 1.300%, 1–25–16	1,000	1,008
General Mills, Inc., 0.000%, 1–29–16 (C)	500	500
		4,262
General Merchandise Stores – 0.1%		
Target Corporation, 1.125%, 7–18–14	1,000	1,010
Health Care Equipment – 0.2%		
Stryker Corporation, 2.000%, 9–30–16	1,500	1,557
Health Care Services – 0.3%		
Quest Diagnostics Incorporated, 3.200%, 4–1–16	2,000	2,100
Health Care Supplies – 0.1%		
DENTSPLY International Inc., 2.750%, 8–15–16	1,000	1,039
Home Improvement Retail – 0.0%		
Home Depot, Inc. (The), 4.400%, 4–1–21	250	289
Household Products – 0.1%		
Church & Dwight Co., Inc., 2.875%, 10–1–22	500	500
Colgate-Palmolive Company, 1.250%, 5–1–14	500	505
		1,005

Ivy Balanced Fund *(in thousands)* MARCH 31, 2013

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Hypermarkets & Super Centers – 0.3%		
Costco Wholesale Corporation,		
0.650%, 12–7–15	$1,000	$1,001
Wal-Mart Stores, Inc.:		
0.750%, 10–25–13	1,500	1,504
2.875%, 4–1–15	250	262
		2,767
Industrial Conglomerates – 0.5%		
General Electric Capital Corporation,		
0.000%, 4–2–18 (C)	3,000	2,998
General Electric Company,		
0.850%, 10–9–15	1,000	1,003
		4,001
Industrial Gases – 0.2%		
Praxair, Inc.:		
4.375%, 3–31–14	1,000	1,038
3.000%, 9–1–21	1,000	1,043
		2,081
Industrial Machinery – 0.2%		
Eaton Corporation,		
0.610%, 6–16–14 (C)	750	750
Illinois Tool Works Inc.,		
5.150%, 4–1–14	1,000	1,045
		1,795
Integrated Oil & Gas – 0.0%		
Cenovus Energy Inc.,		
4.500%, 9–15–14	250	263
Internet Retail – 0.2%		
Amazon.com, Inc.,		
0.650%, 11–27–15	2,000	1,998
Investment Banking & Brokerage – 0.2%		
Goldman Sachs Group, Inc., (The),		
1.600%, 11–23–15	1,500	1,514
IT Consulting & Other Services – 0.4%		
International Business Machines Corporation:		
1.250%, 5–12–14	2,000	2,022
0.273%, 2–4–15 (C)	1,250	1,250
		3,272
Leisure Products – 0.1%		
Mattel, Inc.,		
2.500%, 11–1–16	750	782
Life & Health Insurance – 0.5%		
Metropolitan Life Global Funding I:		
2.000%, 1–10–14 (B)	1,200	1,213
2.500%, 9–29–15 (B)	2,500	2,598
Prudential Financial, Inc.,		
4.750%, 9–17–15	500	545
		4,356

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Managed Health Care – 0.2%		
WellPoint, Inc.,		
1.875%, 1–15–18	$1,500	$1,520
Metals / Mining – 0.1%		
Freeport-McMoRan Copper & Gold Inc.,		
2.375%, 3–15–18 (B)	450	452
Movies & Entertainment – 0.4%		
News American Incorporated,		
3.000%, 9–15–22	2,000	1,979
Viacom Inc.,		
4.375%, 9–15–14	500	526
Walt Disney Company (The),		
0.450%, 12–1–15	1,000	999
		3,504
Oil & Gas Drilling – 0.2%		
Transocean Inc.,		
2.500%, 10–15–17	2,000	2,026
Oil & Gas Equipment & Services – 0.2%		
National Oilwell Varco, Inc.,		
1.350%, 12–1–17	500	502
Schlumberger Investment S.A. (GTD by Schlumberger Ltd.),		
1.250%, 8–1–17 (B)	1,000	998
Schlumberger S.A. (GTD by Schlumberger Ltd.),		
2.650%, 1–15–16 (B)	500	522
		2,022
Oil & Gas Exploration & Production – 0.4%		
ConocoPhillips (GTD by ConocoPhillips Company),		
4.750%, 2–1–14	254	263
EOG Resources, Inc.,		
2.500%, 2–1–16	1,000	1,046
Southwestern Energy Company,		
4.100%, 3–15–22	1,050	1,111
		2,420
Other Diversified Financial Services – 1.0%		
Citigroup Inc.,		
1.250%, 1–15–16	1,500	1,498
JPMorgan Chase & Co.:		
4.650%, 6–1–14	1,000	1,045
1.100%, 10–15–15	2,000	2,003
3.450%, 3–1–16	2,000	2,127
3.150%, 7–5–16	750	795
7.900%, 4–29–49 (C)	500	575
		8,043
Other Non-Agency REMIC/CMO – 0.0%		
Banco Hipotecario Nacional:		
7.916%, 7–25–09 (B)(D)	7	—
8.000%, 3–31–11 (B)(D)	1	—
		—

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Packaged Foods & Meats – 0.2%		
Kellogg Company,		
4.450%, 5–30–16	$ 500	$ 550
Unilever Capital Corporation,		
2.750%, 2–10–16	1,000	1,053
		1,603
Personal Products – 0.1%		
Estee Lauder Companies, Inc. (The),		
2.350%, 8–15–22	1,200	1,179
Property & Casualty Insurance – 0.1%		
Berkshire Hathaway Inc.:		
0.800%, 2–11–16	500	503
1.550%, 2–9–18	500	506
		1,009
Railroads – 0.1%		
Burlington Northern Santa Fe, LLC,		
3.050%, 3–15–22	700	716
Regional Banks – 0.3%		
Canadian Imperial Bank of Commerce,		
0.900%, 10–1–15	1,000	1,003
PNC Bank, N.A.,		
0.800%, 1–28–16	1,500	1,500
		2,503
Restaurants – 0.0%		
YUM! Brands, Inc.,		
4.250%, 9–15–15	250	269
Retail Stores – 0.1%		
Dollar General Corporation,		
4.125%, 7–15–17	450	483
Semiconductors – 0.2%		
Broadcom Corporation,		
2.700%, 11–1–18	1,000	1,063
Texas Instruments Incorporated,		
0.470%, 5–15–13 (C)	1,000	1,000
		2,063
Soft Drinks – 0.4%		
PepsiCo, Inc.:		
3.750%, 3–1–14	500	515
0.700%, 8–13–15	2,500	2,504
		3,019
Specialty Chemicals – 0.2%		
RPM International Inc.,		
3.450%, 11–15–22	1,000	992
Sherwin-Williams Company (The),		
1.350%, 12–15–17	750	753
		1,745

Ivy Balanced Fund (in thousands) MARCH 31, 2013

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Systems Software – 0.1%		
Microsoft Corporation, 2.950%, 6–1–14	$ 500	$ 515
Tobacco – 0.1%		
Philip Morris International Inc., 4.500%, 3–26–20	500	576
Trucking – 0.1%		
Ryder System, Inc., 2.350%, 2–26–19	1,000	1,010
Wireless – 0.0%		
Virgin Media Finance plc, 4.875%, 2–15–22	284	288
Wireless Telecommunication Service – 0.6%		
America Movil, S.A.B. de C.V., 3.625%, 3–30–15	1,200	1,258
American Tower Corporation:		
4.625%, 4–1–15	500	533
4.700%, 3–15–22	1,400	1,523
Crown Castle International Corp., 5.250%, 1–15–23	1,046	1,064
		4,378
TOTAL CORPORATE DEBT SECURITIES – 15.8%		**$132,953**
(Cost: $128,781)		

OTHER GOVERNMENT SECURITIES	Principal	Value
Canada – 0.1%		
TransCanada PipeLines Ltd, 0.750%, 1–15–16	500	499
Israel – 0.1%		
State of Israel, 4.000%, 6–30–22	1,250	1,351
Qatar – 0.2%		
State of Qatar:		
4.000%, 1–20–15 (B)	750	791
3.125%, 1–20–17	1,000	1,057
		1,848
Supranational – 0.1%		
International Bank for Reconstruction and Development, 2.375%, 5–26–15	450	470
TOTAL OTHER GOVERNMENT SECURITIES – 0.5%		**$ 4,168**
(Cost: $3,931)		

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS	Principal	Value
Mortgage-Backed Obligations – 0.1%		
Federal National Mortgage Association Fixed Rate Pass-Through Certificates:		
6.000%, 9–1–17	$ 91	$ 97
5.000%, 1–1–18	63	69
5.500%, 4–1–18	35	37
6.500%, 10–1–28	76	88
6.500%, 2–1–29	12	13
7.000%, 11–1–31	76	91
6.500%, 2–1–32	62	70
7.000%, 2–1–32	99	117
7.000%, 3–1–32	46	55
7.000%, 7–1–32	58	66
6.000%, 9–1–32	254	286
6.500%, 9–1–32	59	67
5.500%, 5–1–33	104	114
5.500%, 6–1–33	62	69
		1,239
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 0.1%		**$ 1,239**
(Cost: $1,120)		

UNITED STATES GOVERNMENT OBLIGATIONS	Principal	Value
Treasury Obligations – 1.9%		
United States Treasury Bonds, 7.500%, 11–15–16	500	626
United States Treasury Notes:		
3.625%, 5–15–13	750	753
4.250%, 8–15–13	900	914
4.250%, 8–15–15	3,000	3,280
1.375%, 11–30–18	10,000	10,259
		15,832
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 1.9%		**$15,832**
(Cost: $15,184)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper – 5.6%		
Abbott Laboratories, 0.130%, 4–29–13 (E)	5,000	4,999
Bank of Nova Scotia, 0.120%, 4–2–13 (E)	5,000	5,000
CVS Caremark Corporation, 0.230%, 4–1–13 (E)	3,417	3,417
Honeywell International Inc., 0.150%, 5–30–13 (E)	3,000	2,999
Illinois Tool Works Inc.:		
0.130%, 4–3–13 (E)	8,000	8,000
0.110%, 4–4–13 (E)	7,750	7,750
John Deere Capital Corporation, 0.110%, 4–26–13 (E)	3,000	3,000
Johnson & Johnson, 0.070%, 4–22–13 (E)	$10,000	$ 10,000
St. Jude Medical, Inc., 0.250%, 4–8–13 (E)	2,300	2,300
		47,465
Master Note – 0.5%		
Toyota Motor Credit Corporation, 0.126%, 6–28–13 (F)	4,023	4,023
Municipal Obligations – Taxable – 1.4%		
LA Pub Fac Auth, Rev Bonds (Air Products and Chemicals Proj), Ser 2008A (GTD by Air Products and Chemicals, Inc.), 0.140%, 4–1–13 (F)	2,000	2,000
MA Hlth and Edu Fac Auth, Var Rate Rev Bonds, Dana-Farber Cancer Institute Issue, Ser 2008L-1 (GTD by JPMorgan Chase Bank, N.A.), 0.100%, 4–7–13 (F)	1,400	1,400
MS Business Fin Corp, Gulf Opp Zone Indl Dev Var Rev Bonds (Chevron U.S.A. Inc. Proj), Ser E (GTD by Chevron Corporation), 0.140%, 4–1–13 (F)	3,812	3,812
NYC GO Bonds, Fiscal 2006 Ser E (GTD by Bank of America, N.A.), 0.130%, 4–7–13 (F)	5,000	5,000
		12,212
TOTAL SHORT-TERM SECURITIES – 7.5%		**$ 63,700**
(Cost: $63,700)		
TOTAL INVESTMENT SECURITIES – 99.7%		**$841,206**
(Cost: $711,693)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.3%		**2,564**
NET ASSETS – 100.0%		**$843,770**

Ivy Balanced Fund (in thousands) MARCH 31, 2013

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2013, the total value of these securities amounted to $14,629 or 1.7% of net assets.

(C)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2013.

(D)Non-income producing as the issuer has either missed its most recent interest payment or declared bankruptcy.

(E)Rate shown is the yield to maturity at March 31, 2013.

(F)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2013. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2013. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$623,314	$ —	$ —
Corporate Debt Securities	—	132,953	—
Other Government Securities	—	4,168	—
United States Government Agency Obligations	—	1,239	—
United States Government Obligations	—	15,832	—
Short-Term Securities	—	63,700	—
Total	$623,314	$217,892	$ —

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
CMO = Collateralized Mortgage Obligation
GTD = Guaranteed
REMIC = Real Estate Mortgage Investment Conduit

See Accompanying Notes to Financial Statements.


David P. Ginther

Below, David P. Ginther, CPA, portfolio manager of Ivy Energy Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2013. He has managed the Fund since its inception and has 18 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended March 31, 2013	
Ivy Energy Fund (Class A shares at net asset value)	8.44%
Ivy Energy Fund (Class A shares including sales charges)	2.20%
Benchmark(s) and/or Lipper Category	
S&P 1500 Energy Sector Index (generally reflects the performance of stocks that represent the energy market	10.84%
Lipper Natural Resources Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	9.58%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees.

The performance discussion below is at net asset value.

Macro events drive volatility

The fiscal year ending March 31, 2013, was a difficult one across global markets, but the energy sector enjoyed healthy returns driven mostly by rising oil prices. Many macro events drove volatility and uncertainty during the year, including the U.S. presidential election and uncertainty regarding Mr. Obama's plans for energy, the looming fiscal cliff, a slowing global economy, volatility in commodity prices and concern that global demand is weakening. Europe also slipped back into recession, China's growth slowed and Japan's economy contracted sharply. All of this occurred in conjunction with rising worldwide oil production, especially in the U.S. Against these headwinds, however, are some positive signs, including growing corporate earnings, which are key drivers of longer-term equity performance, and equity prices that remain reasonably valued.

Sources of strength and weakness

For the fiscal year ending March 31, 2013, the Fund benefited from a rising energy market and posted healthy positive returns. However, the Fund underperformed its benchmark and peer group for the period. Strong performance from oil and gas exploration and production companies, as well as oil and gas storage and transportation companies helped bolster returns. The Fund's underweight in the surging refiners hurt performance over the year on a relative basis. Other factors driving relative underperformance were modest positions in sectors outside of energy, which failed to keep pace with the energy markets, and the Fund's allocation to cash.

The top contributor to performance for the period was Cabot Oil & Gas Corp. Headquartered in Houston, Cabot is a leading independent producer with its entire resource base located in the continental U.S. The firm enjoyed a significant rate of return for gas produced at its Marcellus assets in northeastern Pennsylvania. It was also successful in reducing debt, even with a robust investment program that created significant growth. On a relative basis, the Fund's significant underweighting of Exxon Mobile Corp. significantly contributed to performance as the company failed to keep pace with the broad energy market. We benefited from some of our smaller exploration and production positions with more exposure to the domestic shale plays as well as some oil equipment and service companies like, Cameron International Corp., a company with significant deepwater expertise, which performed well over the year.

Detractors to Fund performance for the period included National Oilwell Varco, an oil and gas equipment and service company, which suffered as infrastructure issues surfaced late in the period and cooling expectations related to Brazil. Another stock detractor was Apache Corp. (no longer a holding of the Fund), an independent oil and gas company with 20% of its assets in Egypt, where political turmoil has led to some financial pressure. The aforementioned lack of exposure to refiners produced two of the greatest relative detractors over the period.

Outlook

We are cautiously optimistic about the months ahead. The U.S economy has begun to show momentum, with positive indicators in consumer confidence, employment, housing and several other areas during the past year. Inflation in most emerging markets seems to have reached a peak, allowing governments to move to stimulate, rather than constrain, their economic growth. Despite a double-dip scare early in the year, recession did not return to the U.S. in 2012. The cyclical housing and auto production sectors have yet to return to former highs, providing further assurance that recession is not an immediate threat.

U.S. corporate balance sheets are healthy and many companies are sitting on a lot of cash, thanks to actions taken by companies to reduce costs and raise cash following the 2008 credit crisis. We anticipate that the U.S. economy could grow faster, provided we do not experience a major global crisis of some type, or unforeseen events. Granted, trouble abroad could upset the U.S economy in 2013, and we remain watchful and concerned about the U.S. tensions with Iran. Natural gas prices are likely to remain steady, given current inventories are lower year over year. Other challenges remain; slow job creation in the U.S. continues to be a rock in our nation's path to full economic recovery. On a brighter note, however, we are cautiously optimistic that European policymakers are finding ways to manage and contain the debt crisis, although we believe this problem will take some time to correct.

In its 2012 Oil Market Report from the International Energy Agency (IEA), OPEC indicated that world demand for 2012 increased to 0.8 mb/d. Demand in 2013 is forecasted to grow roughly 1% to 90.8 million barrels per day. Adding that, the IEA's November 2012 *World Energy Outlook* carries its forecast that the U.S. will become self-sustaining in energy by 2035, with the U.S. and the rest of North America becoming a net explorer that could drastically change the direction of international oil trade with most Middle Eastern oil exports going to Asia. The IEA also anticipates that fossil fuels will remain dominant in the global energy mix, which certainly bodes well for U.S. upstream energy companies.

Performance shown at NAV does not include the effects of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investments.

Investing in companies involved in one specific sector may be riskier and more volatile than investing with greater sector diversification. Investing in the energy sector can be riskier than other types of investment activities because of a range of factors, including price fluctuation caused by real and perceived inflationary trends and political developments, and the cost assumed by energy companies in complying with environmental safety regulations. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of Ivy Energy Fund.

Ivy Energy Fund

Asset Allocation

Stocks	**97.4%**
Energy	93.2%
Industrials	2.8%
Materials	1.4%
Cash and Cash Equivalents	**2.6%**

Lipper Rankings

Category: Lipper Natural Resources Funds	Rank	Percentile
1 Year	65/119	55
3 Year	45/75	60
5 Year	25/66	38

Country Weightings

North America	**88.1%**
United States	84.1%
Canada	4.0%
Europe	**6.8%**
Netherlands	3.5%
Other Europe	3.3%
Pacific Basin	**2.5%**
Cash and Cash Equivalents	**2.6%**

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector	Industry
National Oilwell Varco, Inc.	Energy	Oil & Gas Equipment & Services
Continental Resources, Inc.	Energy	Oil & Gas Exploration & Production
Schlumberger Limited	Energy	Oil & Gas Equipment & Services
Cameron International Corporation	Energy	Oil & Gas Equipment & Services
Anadarko Petroleum Corporation	Energy	Oil & Gas Exploration & Production
Core Laboratories N.V.	Energy	Oil & Gas Equipment & Services
Cabot Oil & Gas Corporation	Energy	Oil & Gas Exploration & Production
EOG Resources, Inc.	Energy	Oil & Gas Exploration & Production
Halliburton Company	Energy	Oil & Gas Equipment & Services
Occidental Petroleum Corporation	Energy	Integrated Oil & Gas

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy Energy Fund

(UNAUDITED)


Ivy Energy Fund, Class A Shares(1) $12,978
S&P 1500 Energy Sector Index(2) $16,383
Lipper Natural Resources Funds Universe Average(2) $13,932
$20,000
$15,000
$10,000
$5,000
$0
2006
2007
2008
2009
2010
2011
2012

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

(2)Because the Fund commenced operations on a date other than at the end of a month, and partial month calculations of the performance of the above indexes (including income) are not available, investment in the indexes was effected as of March 31, 2006.

Average Annual Total Return[3]	Class A	Class B	Class C	Class E[4]	Class I	Class R	Class Y
1-year period ended 3-31-13	2.20%	3.36%	7.71%	2.49%	8.76%	—	8.54%
5-year period ended 3-31-13	-1.06%	-1.01%	-0.63%	-0.83%	0.45%	—	0.19%
10-year period ended 3-31-13	—	—	—	—	—	—	—
Since inception of Class through 3-31-13[5]	3.80%	3.80%	3.97%	3.90%	5.03%	—	4.82%
Cumulative return since inception of class through 3-31-13[6]	—	—	—	—	—	12.07%	—

(3)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class R and Class Y shares are not subject to sales charges.

(4)Class E shares are not currently available for investment.

(5)4-3-06 for Class A, Class B, Class C and Class Y shares and 4-2-07 for Class E and Class I shares (the date on which shares were first acquired by shareholders).

(6)12-19-12 for Class R shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Ivy Energy Fund (in thousands) MARCH 31, 2013

COMMON STOCKS	Shares	Value
Coal & Consumable Fuels – 1.7%		
Cameco Corporation	52	$1,087
Peabody Energy Corporation	46	967
		2,054
Construction & Engineering – 2.8%		
Fluor Corporation	50	3,293
Diversified Metals & Mining – 1.4%		
BHP Billiton Limited, ADR	24	1,646
Integrated Oil & Gas – 7.2%		
Chevron Corporation	5	570
Exxon Mobil Corporation	25	2,226
Hess Corporation	17	1,182
Occidental Petroleum Corporation	43	3,360
Suncor Energy Inc. (A)	43	1,287
		8,625
Oil & Gas Drilling – 5.7%		
Ensco plc (A)	19	1,151
Helmerich & Payne, Inc.	37	2,222
Seadrill Limited	29	1,090
Transocean Inc. (A)	46	2,395
		6,858
Oil & Gas Equipment & Services – 31.3%		
Basic Energy Services, Inc. (A)	98	1,342
Cameron International Corporation (A)	72	4,707
Core Laboratories N.V.	31	4,234
Dresser-Rand Group Inc. (A)	38	2,312
Dril-Quip, Inc. (A)	30	2,585
FMC Technologies, Inc. (A)	45	2,426
Forum Energy Technologies, Inc. (A)	87	2,512
Halliburton Company	84	3,409
National Oilwell Varco, Inc.	76	5,380
Schlumberger Limited	65	4,883
Superior Energy Services, Inc. (A)	72	1,866
Weatherford International Ltd. (A)	138	$ 1,672
		37,328
Oil & Gas Exploration & Production – 32.0%		
Anadarko Petroleum Corporation	51	4,475
Bonanza Creek Energy, Inc. (A)	46	1,781
Cabot Oil & Gas Corporation	61	4,124
Canadian Natural Resources Limited	18	585
CNOOC Limited, ADR	7	1,312
Cobalt International Energy, Inc. (A)	55	1,541
Concho Resources Inc. (A)	12	1,120
Continental Resources, Inc. (A)	60	5,186
EOG Resources, Inc.	27	3,490
Gulfport Energy Corporation (A)	41	1,893
Laredo Petroleum Holdings, Inc. (A)	26	474
Marathon Oil Corporation	51	1,721
Noble Energy, Inc.	27	3,074
Oasis Petroleum LLC (A)	37	1,401
Petroleum Development Corporation (A)	23	1,135
Pioneer Natural Resources Company	12	1,472
Southwestern Energy Company (A)	90	3,352
		38,136
Oil & Gas Refining & Marketing – 4.1%		
Clean Energy Fuels Corp. (A)	56	722
Marathon Petroleum Corporation	22	1,944
Marathon Petroleum Corporation, L.P.	44	1,633
Valero Energy Corporation	13	594
		4,893
Oil & Gas Storage & Transportation – 11.2%		
El Paso Pipeline Partners, L.P.	49	$ 2,153
Enbridge Inc.	37	1,731
Energy Transfer Equity, L.P.	11	661
Kinder Morgan Management, LLC (A)	14	1,220
Kinder Morgan, Inc.	31	1,181
MarkWest Energy Partners, L.P.	29	1,756
Regency Energy Partners LP	48	1,198
Targa Resources Corp.	24	1,648
Williams Companies, Inc. (The)	50	1,859
		13,407
TOTAL COMMON STOCKS – 97.4%		**$116,240**
(Cost: $76,620)		
SHORT-TERM SECURITIES	**Principal**	
Master Note – 2.3%		
Toyota Motor Credit Corporation, 0.126%, 6-28-13 (B)	$2,750	2,750
TOTAL SHORT-TERM SECURITIES – 2.3%		**$ 2,750**
(Cost: $2,750)		
TOTAL INVESTMENT SECURITIES – 99.7%		**$118,990**
(Cost: $79,370)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.3%		**304**
NET ASSETS – 100.0%		**$119,294**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2013. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2013. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$116,240	$ —	$ —
Short-Term Securities	—	2,750	—
Total	$116,240	$ 2,750	$ —

The following acronym is used throughout this schedule:

ADR = American Depositary Receipts

Country Diversification	
(as a % of net assets)	
United States	84.1%
Canada	4.0%
Netherlands	3.5%
Switzerland	1.4%
Australia	1.4%
Hong Kong	1.1%
United Kingdom	1.0%
Other Countries	0.9%
Other+	2.6%

+Includes cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.


Frederick Sturm

Ivy Global Natural Resources Fund is subadvised by Mackenzie Financial Corp. of Canada.

Below, Frederick Sturm, CFA, portfolio manager of Ivy Global Natural Resources Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2013. He has managed the Fund for 16 years and has 32 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended March 31, 2013	
Ivy Global Natural Resources Fund (Class A shares at net asset value)	0.64%
Ivy Global Natural Resources Fund (Class A shares including sales charges)	–5.15%
Benchmark(s)/Lipper Category	
Morgan Stanley Commodity Related Index (generally representative of an unmanaged group of natural resources stocks)	0.35%
Lipper Global Natural Resources Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	–1.37%
MSCI AC World IMI 55% Energy + 45% Materials Index (generally reflects the performance of the energy and materials stocks in developed and emerging markets.)	–0.95%

Multiple indexes are shown because the Fund invests in multiple asset classes.

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.

Slow improvement in difficult global economy

Economic growth remained slow in key countries throughout much of the fiscal year ended March 31, 2013, although it improved somewhat as the year progressed. The U.S. continued its slow growth and investors were encouraged about a continued recovery in housing, autos and other sectors. In addition, the fiscal cliff of spending cuts and tax increases was avoided early in 2013 with a compromise on income taxes, but the full impact of mandated budget cuts and a resolution to ongoing debt ceiling debates remained unclear as the fiscal year ended. The housing rebound and continued bond buying by the Federal Reserve, along with slight improvement in the jobless rate and a stronger U.S. energy industry, did provide equity market support. Some market and political uncertainty also was relieved with the re-election of U.S. President Barack Obama in November. There was evidence of a knee-jerk reaction to periodic weakening in U.S. economic indicators late in the period, with a quick retreat to high-quality bonds suggesting investor sentiment does not yet fully support a sustained return to equities.

Elsewhere, most of Europe was in recession during the year as the region dealt with an ongoing sovereign debt and banking crisis. Leaders continued to propose new ways to address the problems, but a lasting solution was not forthcoming. At mid-year, the head of the European Central Bank (ECB) said the bank would do “whatever it takes” to defend the eurozone, easing fears of a breakup in the European Union. The ECB in September announced unlimited buying of bonds with maturities up to three years. A compromise resolution was reached in the banking crisis in Cyprus late in the fiscal year that nevertheless shook the confidence of investors and depositors. Italy added to the ongoing concerns about the eurozone as it struggled to form a government late in the period after its latest round of elections. China completed its selection of new leadership for the coming decade in the final quarter of the year and continued to show solid economic growth.

Energy, materials sectors were key influences

The Fund finished a difficult year for natural resources with a very small gain (before the effect of sales charges), slightly better than the average of its peer group and its blended benchmark. The Fund ended the year with about 58% of its weight in energy stocks, with the bulk of the remainder devoted to materials stocks. The Fund has had a gradual expansion of exposure to oil holdings over the past year. By the end of the fiscal year, all of the top 10 contributors to the Fund’s performance (on an absolute basis) were energy sector names. The oil industry still is a major focus, especially companies involved in exploration and production. Firms involved in offshore production were of particular interest, based on our belief that the majority of undiscovered oil is offshore. In the final quarter of the period, we added three companies involved in offshore drilling and services and three that focus on onshore operations. As we expected, natural gas prices rose from what we considered unsustainable low levels and this supported a rally in natural gas stocks. But we had trimmed positions in such stocks based on our view that the rally in gas prices and stock valuations would stall temporarily. We used equity call options during the year to seek to gain additional exposure to several individual energy securities, and the combined effect in some cases detracted from relative performance. These included Occidental Petroleum Corp. and Peabody Energy Corp. (Peabody Energy Corp. no longer is a holding in the Fund.) Negative security selection in the materials sector also hurt performance relative to the blended index. Holdings in the sector that were among the greatest detractors during the fiscal year included Allegheny Technologies Inc., Suzano Bahia Sul Papel E Celulose S.A., Walter Industries, Inc. and Molycorp Inc. (Allegheny Technologies Inc., Walter Industries, Inc., and Molycorp Inc. no longer are holdings in the Fund.) The Fund’s overall result for the fiscal year reflected in part the security selection in the energy sector, which had the largest individual position for most of the year. Four of the top five contributors to relative performance were in that sector: Cabot Oil & Gas Corporation, Valero Energy Corporation, Marathon Petroleum Corporation, Cameron International Corporation and Pioneer Natural Resources Company. Cameron International Corporation also was the largest position in the Fund at year-end. The rapid expansion of shale-oil production was a major element in U.S. energy growth and a dominant market theme all year, with the strongest rewards accruing to refiners that had lower input costs compared with global competitors.

During the fiscal year, the Fund received some benefit from investments in various pipelines and oil/gas service providers, but was hurt by holdings related to coal producers. Coal faced intense price competition from cheap natural gas in power plant and other power generation applications.

Precious metals remained a particular challenge, and this area was a detractor for the Fund late in the fiscal year. Almost no mining stocks advanced during the past year, whether base or precious metals. Base metals suffered as global growth accelerated slowly, meaning no sharp re-stocking of supplies. For gold, we think prices may have reached their highs for some time.

One of the more interesting elements of the past year was the number of takeovers among natural resources companies. The Fund identified and held stocks in several companies that became takeover targets early in the year, including Xstrata plc and Solutia Inc., and Plains Exploration and Production Company late in the year. We think these speak to our process in identifying potential investment opportunities and our valuation assessment methods.

Outlook for steady global growth

Entering 2013, we generally remain optimistic about the global economy and equities markets. We think global growth can accelerate somewhat during the next 12 to 18 months, led by Asia. We think inflation will be relatively contained in 2013, with an upward bias in some emerging markets. We think there are several areas of support for the U.S. economy – although we expect growth to be sluggish – which can influence natural resources markets domestically and abroad. Within the current economic environment, we believe offshore energy has an opportunity to flourish and believe it is likely to remain a focus for the Fund, along with energy services firms and refiners. We also think natural gas may provide some investment opportunity, as prices already appear quite low to us. We think Europe is likely to remain in recession in 2013. We think mining firms and coal producers could rebound if China's economy has finished its slowing and faster growth resumes there, as well as in other emerging markets.

Performance shown at NAV does not include the effect of sales charges. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

An investment in the Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Investing in companies involved in one specified sector may be more risky and volatile than an investment with greater diversification.

International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These risks are magnified in emerging markets.

Investing in natural resources can be riskier than other types of investment activities because of a range of factors, including price fluctuation caused by real and perceived inflationary trends and political developments; and the cost assumed by natural resource companies in complying with environmental and safety regulations.

Investing in physical commodities, such as gold, exposes the Fund to other risk considerations such as potentially severe price fluctuations over short periods of time. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of Ivy Global Natural Resources Fund.

Ivy Global Natural Resources Fund

ALL DATA IS AS OF MARCH 31, 2013 (UNAUDITED)

Asset Allocation

Stocks	**91.4%**
Energy	57.7%
Materials	30.7%
Industrials	2.2%
Information Technology	0.8%
Utilities	0.0%
Purchased Options	**4.7%**
Cash and Cash Equivalents	**3.9%**

Lipper Rankings

Category: Lipper Global Natural Resources Funds	Rank	Percentile
1 Year	56/145	39
3 Year	92/120	77
5 Year	76/88	86
10 Year	24/32	73

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Country Weightings

North America	**69.5%**
United States	59.1%
Canada	10.4%
Europe	**18.0%**
United Kingdom	9.3%
Switzerland	3.7%
Other Europe	5.0%
Pacific Basin	**3.7%**
South America	**0.2%**
Cash and Cash Equivalents and Options	**8.6%**

Top 10 Equity Holdings

Company	Country	Sector	Industry
Cameron International Corporation	United States	Energy	Oil & Gas Equipment & Services
Anadarko Petroleum Corporation	United States	Energy	Oil & Gas Exploration & Production
First Quantum Minerals Ltd.	Canada	Materials	Diversified Metals & Mining
Noble Corporation	Switzerland	Energy	Oil & Gas Drilling
Valero Energy Corporation	United States	Energy	Oil & Gas Refining & Marketing
Pioneer Natural Resources Company	United States	Energy	Oil & Gas Exploration & Production
Ensco plc	United Kingdom	Energy	Oil & Gas Drilling
Freeport-McMoRan Copper & Gold Inc., Class B	United States	Materials	Diversified Metals & Mining
Schlumberger Limited	United States	Energy	Oil & Gas Equipment & Services
Halliburton Company	United States	Energy	Oil & Gas Equipment & Services

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy Global Natural Resources Fund

(UNAUDITED)



Ivy Global Natural Resources Fund, Class A Shares(1) $18,341
Morgan Stanley Commodity Related Index $26,313
MSCI AC World IMI 55% Energy + 45% Materials Index(2) $24,336
Lipper Global Natural Resources Fund Universe Average $23,017
$60,000
$50,000
$40,000
$30,000
$20,000
$10,000
$0
12-31 2003
3-31 2004
3-31 2005
3-31 2006
3-31 2007
3-31 2008
3-31 2009
3-31 2010
3-31 2011
3-31 2012
3-31 2013

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

(2)Blended index is represented by 55% of the MSCI AC World IMI Energy Index and 45% of the MSCI AC World IMI Materials Index.

Average Annual Total Return[3]	Class A	Class B	Class C	Class E	Class I	Class R	Class Y
1-year period ended 3-31-13	-5.15%	-4.18%	0.00%	-4.89%	1.14%	0.51%	0.93%
5-year period ended 3-31-13	-8.07%	-7.86%	-7.60%	-7.95%	-6.58%	-7.10%	-6.74%
10-year period ended 3-31-13	11.01%	10.76%	10.89%	—	—	—	—
Since inception of Class through 3-31-13[4]	—	—	—	-3.21%	-1.78%	2.07%	10.56%

(3)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class R and Class Y shares are not subject to sales charges.

(4)4-2-07 for Class E and Class I shares, 12-29-05 for Class R shares and 7-24-03 for Class Y shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Ivy Global Natural Resources Fund (in thousands) MARCH 31, 2013

COMMON STOCKS	Shares	Value
Australia – 0.5%		
Perseus Mining Limited (A)	459	$ 858
Perseus Mining Limited (A)	6,000	11,399
		12,257
Brazil – 0.2%		
Suzano Bahia Sul Papel E Celulose S.A. (A)	1,098	4,171
Canada – 10.4%		
Cameco Corporation	100	2,075
Detour Gold Corporation (A)	3,113	59,842
First Quantum Minerals Ltd.	5,300	100,799
Goldcorp Inc.	750	25,235
Potash Corporation of Saskatchewan Inc.	700	27,475
Southern Pacific Resource Corp. (A)	4,000	3,150
Suncor Energy Inc. (A)	800	23,972
Tahoe Resources Inc. (A)	750	13,193
Western Forest Products, Inc. (A)	467	657
Yamana Gold Inc.	1,000	15,406
		271,804
China – 1.8%		
China Metal Recycling (Holdings) Limited	30,000	25,511
GCL-Poly Energy Holdings Limited	100,000	20,354
		45,865
Cyprus – 3.1%		
Ocean Rig UDW Inc. (A)	5,000	80,550
Italy – 0.3%		
Eni S.p.A.	300	6,741
Luxembourg – 0.2%		
Pacific Drilling S.A. (A)	481	4,857
Netherlands – 1.2%		
LyondellBasell Industries N.V., Class A	475	30,063
Russia – 0.2%		
OJSC Oil Company Rosneft, GDR	750	5,723
South Korea – 1.4%		
LG Chem, Ltd.	150	35,727
Switzerland – 3.7%		
Noble Corporation (A)	2,500	95,375
United Kingdom – 9.3%		
BG Group plc	500	8,577
Ensco plc (A)	1,400	84,000
Randgold Resources Limited, ADR	775	$ 66,635
Rio Tinto plc	1,700	79,688
		238,900
United States – 59.1%		
Anadarko Petroleum Corporation	1,250	109,312
Atwood Oceanics, Inc. (A)	750	39,405
Axiall Corporation	200	12,432
Berry Plastics Group, Inc. (A)	1,500	28,575
Boise Inc.	1,750	15,155
Cabot Oil & Gas Corporation	1,000	67,610
Cameron International Corporation (A)	1,750	114,100
Celanese Corporation, Series A	1,250	55,063
Concho Resources Inc. (A)	400	38,972
Crown Holdings, Inc. (A)	500	20,805
Denbury Resources Inc. (A)	1,500	27,975
Domtar Corporation (A)	100	7,762
Eastman Chemical Company	225	15,721
Freeport-McMoRan Copper & Gold Inc., Class B	2,500	82,750
Gulfport Energy Corporation (A)	350	16,041
Halliburton Company	2,000	80,820
KBR, Inc.	1,800	57,744
Marathon Oil Corporation	2,000	67,440
Marathon Petroleum Corporation	250	22,400
Mosaic Company (A)	590	35,170
National Oilwell Varco, Inc.	600	42,450
Noble Energy, Inc.	250	28,915
Occidental Petroleum Corporation	400	31,348
Oil States International, Inc. (A)	950	77,492
Petroleum Development Corporation (A)	250	12,393
Pioneer Natural Resources Company	700	86,974
Plains Exploration & Production Company (A)	500	23,735
QEP Resources, Inc.	200	6,368
Reliance Steel & Aluminum Co.:	275	19,572
Schlumberger Limited (B)	1,100	82,379
Superior Energy Services, Inc. (A)	500	12,985
Valero Energy Corporation	2,000	90,980
Whiting Petroleum Corporation (A)	1,350	68,634
Williams Companies, Inc. (The)	750	$ 28,095
		1,527,572
TOTAL COMMON STOCKS – 91.4%		**$2,359,605**
(Cost: $1,976,808)		

PREFERRED STOCKS	Shares	Value
United States – 0.0%		
Konarka Technologies, Inc., 8.000% Cumulative (A)(C)	3,500	—
TOTAL PREFERRED STOCKS – 0.0%		**$ —**
(Cost: $10,850)		

PURCHASED OPTIONS	Number of Contracts (Unrounded)	Value
Barrick Gold Corporation, Call $26.00, Expires 7–22–13	15,000	5,775
Cameron International Corporation, Call $45.00, Expires 5–20–13	8,000	16,240
CMX Gold Future, Call $1400.00, Expires 5–28–13	200	3,956
Goldcorp Inc., Call $25.00, Expires 7–22–13	25,000	21,375
Occidental Petroleum Corporation, Call $55.00, Expires 5–20–13	14,000	32,689
Potash Corporation of Saskatchewan Inc., Call CAD 30.00, Expires 7–22–13 (D)	15,000	14,722
Schlumberger Limited, Call $50.00, Expires 5–20–13	10,500	26,119
TOTAL PURCHASED OPTIONS – 4.7%		**$ 120,876**
(Cost: $124,387)		

Ivy Global Natural Resources Fund *(in thousands)* MARCH 31, 2013

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper – 4.2%		
American Honda Finance Corp. (GTD by Honda Motor Co.), 0.140%, 5–9–13 (E)	$ 5,000	$ 4,999
BHP Billiton Finance (USA) Limited (GTD by BHP Billiton Limited), 0.120%, 4–25–13 (E)	10,000	9,999
Caterpillar Financial Services Corporation (GTD by Caterpillar Inc.), 0.100%, 5–2–13 (E)	10,000	9,999
CVS Caremark Corporation, 0.230%, 4–1–13 (E)	12,000	12,000
Danaher Corporation, 0.130%, 4–24–13 (E)	17,000	16,998
Illinois Tool Works Inc., 0.120%, 4–5–13 (E)	11,000	11,000
International Business Machines Corporation, 0.060%, 4–3–13 (E)	10,000	10,000
McCormick & Co. Inc., 0.170%, 4–1–13 (E)	4,881	4,881
Straight-A Funding, LLC (GTD by Federal Financing Bank), 0.150%, 6–14–13 (E)	$ 5,026	$ 5,024
Virginia Electric and Power Company, 0.330%, 5–8–13 (E)	3,200	3,199
Wal-Mart Stores, Inc.:		
0.080%, 4–8–13 (E)	5,000	5,000
0.110%, 5–22–13 (E)	15,000	14,998
		108,097
Master Note – 0.1%		
Toyota Motor Credit Corporation, 0.126%, 6–28–13 (F)	2,621	2,621
Municipal Obligations – Taxable – 0.0%		
MS Business Fin Corp, Gulf Opp Zone Indl Dev Rev Bonds (Chevron U.S.A. Inc. Proj), Ser 2007D (GTD by Chevron Corporation), 0.140%, 4–1–13 (F)	1,000	1,000
United States Government Agency Obligations – 0.2%		
Overseas Private Investment Corporation (GTD by United States Government), 0.150%, 4–7–13 (F)	$4,936	$ 4,936
TOTAL SHORT-TERM SECURITIES – 4.5%		$ 116,654
(Cost: $116,655)		
TOTAL INVESTMENT SECURITIES – 100.6%		$2,597,135
(Cost: $2,228,700)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.6%)		(15,798)
NET ASSETS – 100.0%		$2,581,337

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)All or a portion of the security position has been pledged as collateral on open futures contracts.

(C)Restricted security. At March 31, 2013, the Fund owned the following restricted security:

Security	Acquisition Date(s)	Shares	Cost	Market Value
Konarka Technologies, Inc., 8.000% Cumulative	8–31–07	3,500	$10,850	$—

The total value of this security represented 0.0% of net assets at March 31, 2013.

(D)Principal amounts are denominated in the indicated foreign currency, where applicable (CAD—Canadian Dollar).

(E)Rate shown is the yield to maturity at March 31, 2013.

(F)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2013. Date shown represents the date the variable rate resets.

The following forward foreign currency contracts were outstanding at March 31, 2013:

Type	Currency	Counterparty	Principal Amount of Contract (Denominated in Indicated Currency)	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Sell	British Pound	Bank of New York Mellon (The)	9,385	4–26–13	$ 550	$ —
Sell	British Pound	Canadian Imperial Bank of Commerce	17,777	4–26–13	1,431	—
Sell	British Pound	Royal Bank of Canada	22,080	5–17–13	996	—
Sell	British Pound	Toronto-Dominion Bank (The)	6,470	6–7–13	—	23
Sell	Canadian Dollar	State Street Global Markets	29,065	4–12–13	832	—
Sell	Canadian Dollar	Royal Bank of Canada	56,987	4–19–13	1,125	—
Sell	Canadian Dollar	Bank of New York Mellon (The)	39,858	4–26–13	684	—
Sell	Canadian Dollar	State Street Global Markets	17,900	5–10–13	—	183
Sell	Canadian Dollar	Bank of New York Mellon (The)	25,400	5–17–13	329	—
Sell	Canadian Dollar	Bank of New York Mellon (The)	33,595	6–7–13	—	390
Sell	Canadian Dollar	Canadian Imperial Bank of Commerce	30,064	6–14–13	—	290
Sell	Canadian Dollar	Toronto-Dominion Bank (The)	21,608	6–21–13	—	157
Sell	Euro	Royal Bank of Canada	2,209	4–19–13	26	—
Sell	Euro	Canadian Imperial Bank of Commerce	2,881	4–26–13	91	—
Sell	South Korean Won	Canadian Imperial Bank of Commerce	9,570,000	4–26–13	201	—
Sell	South Korean Won	Bank of New York Mellon (The)	6,660,000	6–14–13	104	—
Sell	South Korean Won	Royal Bank of Canada	4,955,000	6–21–13	60	—
					$6,429	$1,043

Ivy Global Natural Resources Fund *(in thousands)* MARCH 31, 2013

The following futures contracts were outstanding at March 31, 2013 (contracts unrounded):

Description	Type	Expiration Date	Number of Contracts	Market Value	Unrealized Appreciation (Depreciation)
S&P/Toronto Stock Exchange 60 Index	Short	6–20–13	400	$ (57,402)	$ 294
S&P 500 E-mini	Short	6–21–13	4,200	(328,167)	(5,240)
				$(385,569)	$(4,946)

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2013. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Energy	$1,491,844	$ —	$ —
Industrials	57,744	—	—
Information Technology	20,354	—	—
Materials	764,152	—	25,511
Total Common Stocks	$2,334,094	$ —	$25,511
Purchased Options	106,154	14,722	—
Short-Term Securities	—	111,718	4,936
Total	$2,440,248	$126,440	$30,447
Forward Foreign Currency Contracts	$ —	$ 6,429	$ —
Futures Contracts	$ 294	$ —	$ —
Liabilities			
Forward Foreign Currency Contracts	$ —	$ 1,043	$ —
Futures Contracts	$ 5,240	$ —	$ —

The following table is a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

	Common Stocks	Preferred Stocks	Corporate Debt Securities	Short-Term Securities
Beginning Balance 4-1-12	$ 7,260	$ 35	$ 5,389	$ —
Net realized gain (loss)	(318,724)	—	—	—
Net change in unrealized appreciation (depreciation)	298,586	(35)	(3,111)	—
Purchases	—	—	—	5,000
Sales	(37,561)	—	(2,278)	(64)
Transfers into Level 3 during the period	75,950	—	—	—
Transfers out of Level 3 during the period	—	—	—	—
Ending Balance 3-31-13	$ 25,511	$ —	$ —	$4,936
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 3-31-13	$ 299,664	$(35)	$ —	$ —

Transfers from Level 2 to Level 3 occurred generally due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred generally due to the increased availability of observable market data due to increased market activity or information. As shown above, transfers in and out of Level 3 represent the value at the later of the beginning of the fiscal period or the purchase date of the security. There were no transfers between Levels 1 and 2 during the period ended March 31, 2013.

Information about Level 3 fair value measurements:

	Fair Value at 3-31-13	Valuation Technique(s)	Unobservable Input(s)
Assets			
Common Stocks	$25,511	Discounted last trade price	Discounted last trade price
Short-Term Securities	4,936	Broker quote	Broker quote

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GDR = Global Depositary Receipts
GTD = Guaranteed

Market Sector Diversification	
(as a % of net assets)	
Energy	57.7%
Materials	30.7%
Industrials	2.2%
Information Technology	0.8%
Utilities	0.0%
Other+	8.6%

+Includes options, cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.



Joseph R. Betlej



Lowell R. Bolken

Ivy Real Estate Securities Fund is subadvised by Advantus Capital Management, Inc. Below, Joseph R. Betlej, CFA, and Lowell R. Bolken, CFA, the Fund's portfolio managers, discuss positioning, performance and results for the fiscal year ended March 31, 2013. Mr. Betlej has managed the Fund and its predecessor fund since February 1999 and has 29 years of industry experience. Mr. Bolken has managed the since April 2006 and has 24 years of industry experience.

Fiscal Year Performance

For the 12 months ended March 31, 2013	
Ivy Real Estate Securities Fund (Class A shares at net asset value)	12.32%
Ivy Real Estate Securities Fund (Class A shares including sales charges)	5.87%
Benchmark(s) and/or Lipper Category	
Wilshire Real Estate Securities Index (generally reflects the performance of securities representing the commercial real estate market)	13.82%
Lipper Real Estate Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	13.92%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.

The real estate securities market, represented by the Wilshire Real Estate Securities Index (WRESI), delivered a solid performance for the year ended March 31, 2013. The Fund's return trailed the performance of the WRESI during the fiscal year.

The best-performing sectors during the year were those of the more defensive healthcare facility and net lease names, largely due to the steady nature of their operations and the high dividend yield they typically deliver. Additional strength was found in mixed office/industrial and shopping center retail sectors. Non-benchmark holdings in commercial mortgage real estate investment trusts (REITs) and cell tower companies also contributed positively to performance. Overall, stock picking was a positive contributor to performance.

Detracting from performance was the overweight positions in apartments and specialty REITs as market expectations of slowing revenue growth weighed on these sectors. The Fund's overweight position in the hotel sector, as well as stock picking in the healthcare facility and industrial warehouse sectors also detracted from performance.

Stock volatility

Real estate stocks found a significant amount of volatility through the fiscal year. The stocks moved up generally in the first two quarters, and continued to trudge in a positive direction, reflecting the slow but steady rebound in the domestic economy. As fundamentals of occupancy and rental rate growth became more evident, real estate equities edged higher. The stocks retreated from late September through December 2012 as global economic conditions weighed on the domestic economic outlook. Additionally, uncertainties of the presidential election, fiscal cliff and taxation issues weighed on REITs, generating a significant correction.

As the end of calendar 2012 approached, the markets appeared to signal an "all clear" as real estate equities began a significant surge from their lows in November. As 2013 opened, investors saw continued support for low interest rates, the fiscal cliff compromise and a temporary debt ceiling resolution, and sought exposure to the equity markets, where substantial money flow was experienced. More defensive sectors and high-yielding equities were favored in the rally. Small- and mid-capitalization REITs were better performers than their larger-capitalization peers as these stocks rebounded from recent underperformance.

The U.S. economy is slowly producing new jobs and sustained earnings. The housing market continues to improve with home sales up and pricing beginning to accelerate. This move is improving employment in construction, but also in manufacturing segments that support products for the housing industry. The multiplier effect of this activity is becoming significant. Additional growth in employment can be found in the significant investment within exploration, development and infrastructure for the growing domestic energy sector. Additional strength is found through technological advances and the surge of manufacturing in the U.S.

Leasing trends for commercial real estate appear to be tracking with the steady job creation of the U.S. economy. REIT management teams that we have met with suggest that the strength in local markets could continue, particularly if the drag of budget issues, and regulatory and tax policy are lifted. Generally, the strength in demand is beginning to push rental rates upward. Yet this absorption of space is still not at the pace that would require new supply additions through significant new development. While some caution is raised as new construction is occurring in the apartment and warehouse sectors, it is balanced relative to the operating strength and existing stock of real estate in those local markets.

The growing strength of the domestic economy and broader availability of low cost capital to the commercial real estate industry have led to strong recent market performance for real estate stocks. Notably, small- and mid-capitalization REITs generated significant performance in the calendar first quarter of 2013. Lesser-quality companies have had much better access to both debt and equity to complement the growth prospects found in their operating portfolios. On the contrary, non-dedicated REIT investors have been trading out of their REITs and replacing them with banks in their financials exposure — this trade negatively impacts large-capitalization REITs to a larger degree.

Looking ahead

The strengthening economy and fundamental improvement in occupancy and rental rates have given us greater confidence in REITs' future earnings. Funds flow remains positive for domestic REITs and improved for equities over the year. This positive tone also has allowed us to broaden the scope of companies in the portfolio, with additions to cell tower companies and some smaller-capitalization companies. Improvement in the quality of REIT portfolios occurred during the year as companies sold their lesser-quality assets to yield-hungry buyers. REITs also exploited their cost of capital advantage by acquiring high-quality assets or developing new product in high barrier to entry markets. On the contrary, we saw some large-capitalization REITs fall to attractive valuation levels later in the year, and the Fund has begun to accumulate shares in these high-quality names. Generally, investors have been seeking opportunities to invest in hard assets that generate income — leaving REITs as attractive investments.

We continued to hold a strong position in apartment companies during the year as strength in operations continued with this property type. Our expectation is that this sector will be a better performer in the coming year as its operating income growth will be one of the highest in the REIT group. Hotels continue to be favored in the portfolio as business strength contributes to demand from transient and group segments of hotel demand. However, we are receptive to the economic sensitivity of this group as hotels can correct significantly if macro factors cloud the outlook.

We are selective in the office sector, as high costs to provide for tenant occupancy make very few domestic markets strong for office investment. Additionally, healthcare facilities and net lease companies are trading at very strong premiums; we are reducing our exposure on recent solid price performance.

Barring any external shocks and fiscal crises, we believe the domestic real estate economy should continue to produce fundamental improvement in the near term. REITs will likely continue to exploit their low cost capital advantage, although the playing field is leveling off. Supply of new real estate is expected to increase, but market forces should keep new development in check. However, the strong performance of REIT stocks in recent times begs the question of whether the robust operating environment has been fully recognized in REIT stock pricing.

While REITs are trading at the upper end of the range of cash flow multiples and modest premiums to underlying assets, it is our view that options exist in certain markets and within individual companies for strong valuation opportunities. Strength in leasing and rental rate growth will be necessary to drive these stocks further. We believe the near term will be a stock picker's market, with a focus on rigorous valuation disciplines. While continued funds flow should enhance these opportunities, we believe that the quality companies with better balance sheets should regain their strength in performance. Additionally, REITs have exhibited the characteristics of "safe haven" status given their underlying real assets denominated in U.S. currency. These attributes will be tested in what we believe will be a continuation of a volatile market.

Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment. Investment risks associated with real estate securities, in addition to other risks, include rental income fluctuation, depreciation, property tax value changes and differences in real estate market values.

Real estate securities are subject to interest rate risk and, as such, the Fund's net asset value may

fall as interest rates rise. Investing in companies involved in one specified sector may be riskier and volatile than an investment with greater diversification. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted is unmanaged and includes reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Real Estate Securities Fund.

Ivy Real Estate Securities Fund

ALL DATA IS AS OF MARCH 31, 2013 (UNAUDITED)

Asset Allocation

Stocks	**97.9%**
Financials	94.4%
Telecommunication Services	1.9%
Consumer Discretionary	1.2%
Health Care	0.4%
Cash and Cash Equivalents	**2.1%**

Lipper Rankings

Category: Lipper Real Estate Funds	Rank	Percentile
1 Year	143/237	61
3 Year	162/192	84
5 Year	117/175	67
10 Year	68/106	64

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector	Industry
Simon Property Group, Inc.	Financials	Retail REITs
Public Storage, Inc.	Financials	Specialized REITs
Ventas, Inc.	Financials	Specialized REITs
Equity Residential	Financials	Residential REITs
Boston Properties, Inc.	Financials	Office REITs
ProLogis	Financials	Industrial REITs
AvalonBay Communities, Inc.	Financials	Residential REITs
Health Care REIT, Inc.	Financials	Specialized REITs
HCP, Inc.	Financials	Specialized REITs
Kimco Realty Corporation	Financials	Retail REITs

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy Real Estate Securities Fund

(UNAUDITED)



$40,000
$30,000
$20,000
$10,000
$0
Ivy Real Estate Securities Fund, Class A Shares(1) $22,994
Wilshire Real Estate Securities Index $26,921
Lipper Real Estate Funds Universe Average $25,523
7-31 2003
3-31 2004
3-31 2005
3-31 2006
3-31 2007
3-31 2008
3-31 2009
3-31 2010
3-31 2011
3-31 2012
3-31 2013

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A	Class B	Class C	Class E	Class I	Class R	Class Y
1-year period ended 3-31-13	5.87%	7.08%	11.50%	5.82%	12.95%	12.23%	12.63%
5-year period ended 3-31-13	4.13%	3.89%	4.54%	4.24%	6.09%	5.52%	5.88%
10-year period ended 3-31-13	10.61%	—	—	—	—	—	—
Since inception of Class through 3-31-13[3]	—	7.37%	7.74%	-0.17%	1.60%	4.98%	9.00%

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class R and Class Y shares are not subject to sales charges.

(3)12–8–03 for Class B, Class C and Class Y shares, 4-2-07 for Class E and Class I shares and 12-29-05 for Class R shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

The Advantus Real Estate Securities Fund merged into the Ivy Real Estate Securities Fund on December 8, 2003. The performance shown for periods prior to this date is that of the Advantus Real Estate Securities Fund Class A shares, restated to reflect current sales charges applicable to Ivy Real Estate Securities Fund Class A shares. Performance has not been restated to reflect the fees and expenses applicable to the Ivy Real Estate Securities Fund. If these expenses were reflected, performance shown would differ.

Ivy Real Estate Securities Fund *(in thousands)* MARCH 31, 2013

COMMON STOCKS	Shares	Value
Diversified REITs – 1.9%		
Vornado Realty Trust	125	$10,489
Health Care Facilities – 0.4%		
Brookdale Senior Living, Inc. (A)	80	2,225
Homebuilding – 0.4%		
Toll Brothers, Inc. (A)	66	2,270
Hotels, Resorts & Cruise Lines – 0.8%		
Starwood Hotels & Resorts Worldwide, Inc. (B)	67	4,283
Industrial REITs – 4.8%		
EastGroup Properties, Inc.	74	4,301
ProLogis (A)	506	20,219
Pure Industrial Real Estate Trust (C)	207	1,064
Terreno Realty Corporation	32	581
		26,165
Mortgage REITs – 0.7%		
Colony Financial, Inc.	168	3,734
Office REITs – 15.3%		
BioMed Realty Trust, Inc.	347	7,487
Boston Properties, Inc.	203	20,505
Brandywine Realty Trust	349	5,180
Digital Realty Trust, Inc.	180	12,064
Duke Realty Corporation	473	8,023
Hudson Pacific Properties, Inc.	144	3,128
Kilroy Realty Corporation	175	9,170
Mack-Cali Realty Corporation	123	3,530
Parkway Properties, Inc.	110	2,037
SL Green Realty Corp.	139	11,943
		83,067
Real Estate Operating Companies – 0.8%		
Forest City Enterprises, Inc., Class A (A)	259	4,608
Residential REITs – 17.7%		
American Campus Communities, Inc.	167	7,560
Apartment Investment and Management Company, Class A	119	3,633
AvalonBay Communities, Inc.	154	19,456
BRE Properties, Inc., Class A	98	4,766
Camden Property Trust	149	10,213
Campus Crest Communities, Inc.	119	1,660
Equity Residential	377	20,746
Essex Property Trust, Inc.	77	11,531
Mid-America Apartment Communities, Inc.	115	7,945
Post Properties	181	8,522
		96,032

COMMON STOCKS (Continued)	Shares	Value
Retail REITs – 26.8%		
Acadia Realty Trust	194	$ 5,394
Agree Realty Corporation	189	5,697
AmREIT, Inc., Class B	95	1,849
CBL & Associates Properties, Inc.	362	8,539
DDR Corp. (A)	490	8,532
Federal Realty Investment Trust	19	2,042
General Growth Properties, Inc. (A)	593	11,783
Kimco Realty Corporation	562	12,581
Kite Realty Group Trust	541	3,644
Macerich Company (The)	185	11,912
Retail Opportunity Investments Corp.	61	856
RioCan Real Estate Investment Trust (C)	174	4,754
Simon Property Group, Inc.	335	53,098
Tanger Factory Outlet Centers, Inc.	221	7,989
Taubman Centers, Inc.	77	6,003
		144,673
Specialized REITs – 25.4%		
Aviv Healthcare Properties Limited Partnership (A)	37	881
Chesapeake Lodging Trust	156	3,588
CubeSmart	372	5,883
Entertainment Properties Trust (A)	63	3,295
HCP, Inc.	350	17,441
Health Care REIT, Inc.	267	18,139
Hersha Hospitality Trust	222	1,296
Host Hotels & Resorts, Inc.	662	11,586
LaSalle Hotel Properties	239	6,074
Pebblebrook Hotel Trust	112	2,899
Plum Creek Timber Company, Inc.	11	553
Public Storage, Inc.	174	26,564
Rayonier Inc.	26	1,563
Sovran Self Storage, Inc.	68	4,353
Summit Hotel Properties, Inc.	479	5,017
Sunstone Hotel Investors, Inc. (A)	494	6,086
Ventas, Inc.	308	22,537
		137,755
Wireless Telecommunication Service – 1.9%		
American Tower Corporation, Class A (A)	80	6,123
SBA Communications Corporation (A)	60	4,292
		10,415
TOTAL COMMON STOCKS – 96.9%		**$525,716**
(Cost: $368,295)		

INVESTMENT FUNDS	Shares	Value
Registered Investment Companies – 0.1%		
ProShares UltraShort Real Estate	22	$ 445
TOTAL INVESTMENT FUNDS – 0.1%		**$ 445**
(Cost: $494)		

PREFERRED STOCKS	Shares	Value
Office REITs – 0.4%		
Digital Realty Trust, Inc., 7.000%	76	2,057
Specialized REITs – 0.5%		
Pebblebrook Hotel Trust, Series B, 8.000%	98	2,681
TOTAL PREFERRED STOCKS – 0.9%		**$ 4,738**
(Cost: $4,341)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper – 1.7%		
Corporacion Andina de Fomento, 0.070%, 4–1–13 (D)	$3,275	3,275
Honeywell International Inc., 0.150%, 5–30–13 (D)	3,000	2,999
Prudential Funding LLC (GTD by Prudential Financial Inc.), 0.090%, 4–1–13 (D)	3,145	3,145
		9,419
Master Note – 0.1%		
Toyota Motor Credit Corporation, 0.126%, 6–28–13 (E)	549	549
TOTAL SHORT-TERM SECURITIES – 1.8%		**$ 9,968**
(Cost: $9,968)		
TOTAL INVESTMENT SECURITIES – 99.7%		**$540,867**
(Cost: $383,098)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.3%		**1,460**
NET ASSETS – 100.0%		**$542,327**

Ivy Real Estate Securities Fund (in thousands) MARCH 31, 2013

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)All or a portion of the security position is held in collateralized accounts to cover potential obligations with respect to outstanding written options.

(C)Listed on an exchange outside the United States.

(D)Rate shown is the yield to maturity at March 31, 2013.

(E)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2013. Date shown represents the date that the variable rate resets.

The following written options were outstanding at March 31, 2013 (contracts and exercise prices unrounded):

Underlying Security	Counterparty, if OTC	Type	Number of Contracts	Expiration Month	Exercise Price	Premium Received	Market Value
Starwood Hotels & Resorts Worldwide, Inc.	N/A	Call	112	May 2013	$67.50	$11	$(8)

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2013. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$525,716	$ —	$—
Investment Funds	445	—	—
Preferred Stocks	4,738	—	—
Short-Term Securities	—	9,968	—
Total	$530,899	$9,968	$—
Liabilities			
Written Options	$ 8	$ —	$—

The following acronyms are used throughout this schedule:

GTD = Guaranteed
OTC = Over the Counter
REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.


Zachary H. Shafran

Below, Zachary H. Shafran, portfolio manager of Ivy Science and Technology Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2013. He has managed the Fund since February 2001 and has 24 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended March 31, 2013	
Ivy Science and Technology Fund (Class A shares at net asset value)	19.28%
Ivy Science and Technology Fund (Class A shares including sales load)	12.42%
Benchmark(s) and/or Lipper Category	
S&P North American Technology Sector Index (generally reflects the performance of U.S. science and technology stocks)	4.02%
Lipper Science & Technology Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	0.92%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.

Uncertainty continues with slow global growth

Equities markets were volatile in the fiscal year ended March 31, 2013, as investors around the globe remained largely risk averse. Economic growth remained slow in key countries, although it improved somewhat as the year progressed. The first quarter of 2013 proved to be notable with the major equity market indices breaking through their all-time high closing marks. The S&P 500 Index was up more than 10% for the quarter and has had five consecutive months of positive performance. The positive performance continued despite ongoing U.S. budget deficit discussions and renewed concerns late in the quarter regarding European sovereign debt.

Looking outside the U.S., most of Europe was in recession during the year as the region dealt with an ongoing sovereign debt and banking crisis. There were a variety of proposals to address the problems but no lasting solutions. At mid-year, the head of the European Central Bank (ECB) said the bank would do "whatever it takes" to defend the eurozone, easing fears of a breakup in the European Union. The ECB in September announced unlimited buying of bonds with maturities up to three years. In China, the economy continued to show growth during the year across industries and sectors, and it completed its once-per-decade selection of new leadership late in 2012. There also were leadership changes in Japan, Greece, France, the Netherlands and South Korea. Given slow global growth, markets increasingly are alert to the monetary and fiscal policies of key economies worldwide, so we will be watching for the impact of these changes.

Strong performance in a volatile year

While the information technology sector performed well during the year, worries related to capital spending in a difficult economic environment and uncertainty surrounding U.S. budget deficit discussions resulted in weaker performance for the networking and semiconductor, and semiconductor equipment areas. Apple Inc. weighed heavily on the markets, specifically in the information technology sector, dropping nearly 40% from September highs to the fiscal year ending March 31, 2013. There was a general lack of mergers and acquisitions activity in the sector, which helped contribute to robust balance sheets for many companies. Health care stocks also performed well during the year, and biotechnology stocks were particularly strong performers.

The Fund significantly outperformed its benchmark and its peer-group average during the period. An overweight position in health care, compared to the benchmark, meaningfully contributed to performance for the year. We maintained 10 to 20% exposure to health care throughout the year, and we believe this is one of the sectors with the greatest opportunity for innovation and growth going forward. While the Fund was underweight the information technology sector relative to the benchmark, strong security selection in that sector was the largest contributor to the year's performance. Among specific securities, Aspen Technology Inc. was the greatest relative contributor for the year and is an example of our longer-term investment philosophy for the Fund. The company creates process control software for the capital-intensive chemical and energy industries. We think Aspen is an example of one of several of the Fund's long-term investments that began to materialize during the year, resulting in solid contributions from security selection. Tenet Healthcare Corporation, a health care services company that owns and operates hospitals and other facilities, was a top contributor on both an absolute and relative basis. We like the long-term positioning of the firm and believe it is poised to realize an increase in incremental revenue as the Affordable Care Act is implemented in the coming years. Cree, Inc., a leader in the LED space, further contributed to performance over the year, and we are excited about their recent announcements of significantly lower-cost bulbs in a market where there is tremendous opportunity for growth.

The main detractor to performance was the Fund's underweight position and negative security selection in the consumer discretionary sector. In terms of specific holdings, a position in Netflix.com Inc. was the greatest relative detractor to performance for the year, followed by a holding in Visa Inc. (The Fund no longer holds Netflix.com Inc. or Visa Inc.) The Fund's holding in Fusion-io Inc., a hardware and software integration firm based in the U.S., also detracted from performance for the period. Despite capturing the investment world's collective interest by peaking as the largest U.S. company, Apple Inc. eventually fell out of favor to a degree with investors because of questions surrounding demand for new products and competition. Apple was among the top absolute detractors; however, trimming our position in the company caused the portfolio to be underweight relative to the benchmark and a relative contributor to performance for the year.

Fund Positioning

While we recognize the challenges of the world economic backdrop, we are excited about the innovation and growth that is taking place within certain companies. We believe many of the stocks in the information technology space remain relatively inexpensive and are well-positioned going forward. As confidence is restored, we believe there should be an increase in capital expenditure in various markets around the world as companies become more comfortable with the high cost transitions related to changes to internal infrastructure. As of March 31, 2013, the Fund had about 60% of its equity exposure to the information technology sector.

We have been incrementally increasing our exposure to health care names over the year, and as of fiscal year-end, held about 20% of our equity holdings in the health care sector. Managed care companies will likely benefit from the implementation of government initiatives, and in developing markets, as the standard of living increases, so does the demand for quality health care. Medical technology, biotechnology, medical records and pharmaceuticals are among the greatest innovators and early adopters of new science and technology, so we are paying particularly close attention to companies in those areas as well. We also are looking more closely at names that may benefit from a low rate environment.

The "applied science and technology" holdings span several industries and sectors and make up the remainder of the portfolio's equity composition, totaling approximately 20%. The Fund's cash position as of March 31, 2013, was about 8%. We almost always have some cash on hand in an effort to take advantage of opportunities that may present themselves or to use cash as a defensive measure to protect the Fund in adverse market conditions.

Seeking opportunities as global growth resumes

There is still some economic uncertainty with a fiscal drag in the U.S. from higher taxes and lower government spending. Additionally, we believe questions about the strength of China's economy and overall stability in Europe may affect investor confidence. Despite these fiscal concerns and other geopolitical risks, we are generally positive about the path of economic growth for the upcoming year. In mixed economic environments, we believe there are many potential investment opportunities — especially in scarce resources, mobility and health care — around the world. As we look at the securities of such companies, we are attracted by what we believe are good growth prospects and sound capital structures. We believe there will be a modest improvement in capital spending trends, and we are looking for some restoration of mergers and acquisition activity as well. As always, we will carefully monitor the macroeconomic environment, but our focus remains primarily on security-specific fundamental research. Going forward, we believe this attention to bottom-up research coupled with the innovation and transformation under way across the globe will continue to provide investment opportunities.

Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Investing in companies involved in one specified sector may be more risky and volatile than an investment with greater diversification. International investing involves additional risks including currency fluctuations, political or economic conditions affecting the foreign country and differences in accounting standards and foreign regulations. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Science and Technology Fund.

Ivy Science and Technology Fund

ALL DATA IS AS OF MARCH 31, 2013 (UNAUDITED)

Asset Allocation

Stocks	**91.5%**
Information Technology	54.1%
Health Care	18.0%
Industrials	7.2%
Telecommunication Services	6.7%
Consumer Discretionary	2.4%
Materials	2.0%
Energy	0.6%
Consumer Staples	0.5%
Bonds	**0.3%**
Corporate Debt Securities	0.3%
Cash and Cash Equivalents	**8.2%**

Country Weightings

North America	**76.7%**
United States	76.7%
Pacific Basin	**8.4%**
South Korea	3.7%
Other Pacific Basin	4.7%
Europe	**3.3%**
South America	**1.6%**
Bahamas/Caribbean	**1.3%**
Other	**0.5%**
Cash and Cash Equivalents	**8.2%**

Lipper Rankings

Category: Lipper Science & Technology Funds	Rank	Percentile
1 Year	6/155	4
3 Year	17/144	12
5 Year	15/136	11
10 Year	6/104	6

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector	Industry
Aspen Technology, Inc.	Information Technology	Application Software
Micron Technology, Inc.	Information Technology	Semiconductors
Cree, Inc.	Information Technology	Semiconductors
Alliance Data Systems Corporation	Information Technology	Data Processing & Outsourced Services
Tenet Healthcare Corporation	Health Care	Health Care Facilities
ACI Worldwide, Inc.	Information Technology	Application Software
Samsung Electronics Co., Ltd.	Information Technology	Semiconductors
Apple Inc.	Information Technology	Computer Hardware
Google Inc., Class A	Information Technology	Internet Software & Services
Acxiom Corporation	Information Technology	IT Consulting & Other Services

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy Science and Technology Fund

(UNAUDITED)



Ivy Science and Technology Fund, Class A Shares(1) $34,607
S&P North American Technology Sector Index $26,636
Lipper Science & Technology Funds Universe Average $25,978
$40,000
$30,000
$20,000
$10,000
$0
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return(2)	Class A	Class B	Class C	Class E	Class I	Class R	Class Y
1-year period ended 3-31-13	12.42%	14.37%	18.47%	12.45%	19.70%	18.96%	19.40%
5-year period ended 3-31-13	9.51%	9.66%	9.98%	9.46%	11.22%	10.60%	10.94%
10-year period ended 3-31-13	13.22%	12.75%	12.98%	—	—	—	14.06%
Since inception of Class through 3-31-13(3)	—	—	—	9.04%	11.00%	9.95%	—

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class R and Class Y shares are not subject to sales charges.

(3)4-2-07 for Class E and Class I shares and 12-29-05 for Class R shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Ivy Science and Technology Fund (in thousands) MARCH 31, 2013

COMMON STOCKS	Shares	Value
Agricultural Products – 0.5%		
Darling International Inc. (A)	542	$ 9,729
Application Software – 11.3%		
ACI Worldwide, Inc. (A)(B)	1,652	80,698
Aspen Technology, Inc. (A)	4,291	138,559
Silver Spring Networks, Inc. (A)	440	7,630
		226,887
Biotechnology – 5.5%		
ARIAD Pharmaceuticals, Inc. (A)	1,440	26,057
Ironwood Pharmaceuticals, Inc., Class A (A)	740	13,535
Isis Pharmaceuticals, Inc. (A)	1,031	17,462
Vertex Pharmaceuticals Incorporated (A)	1,016	55,832
		112,886
Computer Hardware – 3.7%		
Apple Inc.	167	73,963
Computer Storage & Peripherals – 1.1%		
Fusion-io, Inc. (A)	1,390	22,754
Construction & Engineering – 0.8%		
Abengoa, S.A., Class B (A)(C)	2,968	7,343
Aegion Corporation (A)	383	8,874
		16,217
Consumer Electronics – 1.6%		
Harman International Industries, Incorporated	714	31,843
Data Processing & Outsourced Services – 8.9%		
Alliance Data Systems Corporation (A)	619	100,145
Euronet Worldwide, Inc. (A)	1,810	47,679
WNS (Holdings) Limited, ADR (A)	2,114	31,154
		178,978
Electronic Components – 0.2%		
Power-One, Inc. (A)	1,192	4,946
Fertilizers & Agricultural Chemicals – 2.0%		
Monsanto Company	387	40,826
Health Care Equipment – 2.4%		
Boston Scientific Corporation (A)	3,015	23,546
Volcano Corporation (A)	1,115	24,824
		48,370
Health Care Facilities – 4.1%		
Tenet Healthcare Corporation (A)	1,738	82,675
Health Care Services – 0.5%		
Fleury S.A. (A)(C)	566	$ 5,308
Fleury S.A. (A)(C)(D)	422	3,953
		9,261
Health Care Technology – 2.0%		
Cerner Corporation (A)	419	39,719
Industrial Machinery – 5.1%		
ESCO Technologies Inc.	1,103	45,052
Pentair, Inc. (A)	1,119	59,021
		104,073
Integrated Telecommunication Services – 3.1%		
CenturyLink, Inc.	929	32,642
China Unicom Limited (C)	13,352	17,889
Windstream Corporation	1,477	11,745
		62,276
Internet Software & Services – 5.2%		
21Vianet Group, Inc., ADR (A)	856	8,047
Facebook, Inc., Class A (A)	1,072	27,412
Google Inc., Class A (A)	88	70,192
		105,651
IT Consulting & Other Services – 4.5%		
Acxiom Corporation (A)	3,168	64,633
iGATE Corporation (A)	1,358	25,542
		90,175
Managed Health Care – 3.5%		
Odontoprev S.A. (C)	1,547	7,049
UnitedHealth Group Incorporated	1,104	63,165
		70,214
Movies & Entertainment – 0.8%		
News Corporation Limited, Class A	526	16,066
Office Services & Supplies – 0.5%		
CyrusOne Inc.	425	9,698
Oil & Gas Equipment & Services – 0.6%		
Forum Energy Technologies, Inc. (A)	389	11,196
Research & Consulting Services – 0.8%		
Qualicorp S.A. (A)(C)	363	3,640
Qualicorp S.A. (A)(C)(D)	1,144	11,489
		15,129
Semiconductor Equipment – 1.1%		
Nanometrics Incorporated (A)	673	9,709
Photronics, Inc. (A)	1,983	13,248
		22,957
Semiconductors – 17.6%		
Cree, Inc. (A)	2,023	$ 110,677
Cypress Semiconductor Corporation	863	9,519
Marvell Technology Group Ltd.	1,911	20,218
Micron Technology, Inc. (A)	11,235	112,120
Rambus Inc. (A)	434	2,435
Samsung Electronics Co., Ltd. (C)	55	74,238
Spansion Inc. (A)	704	9,066
Spreadtrum Communications, Inc., ADR	882	18,090
		356,363
Systems Software – 0.5%		
Allot Communications Ltd. (A)	885	10,566
Wireless Telecommunication Service – 3.6%		
Softbank Corp. (C)	455	20,871
Sprint Nextel Corporation (A)	8,288	51,466
		72,337
TOTAL COMMON STOCKS – 91.5%		**$1,845,755**
(Cost: $1,263,964)		

CORPORATE DEBT SECURITIES	Principal	
Semiconductors – 0.3%		
JinkoSolar Holding Co., Ltd., Convertible, 4.000%, 5–15–16 (D)	$ 9,230	5,538
TOTAL CORPORATE DEBT SECURITIES – 0.3%		**$ 5,538**
(Cost: $9,079)		

SHORT-TERM SECURITIES		
Commercial Paper – 6.5%		
Bank of Nova Scotia, 0.120%, 4–2–13 (E)	10,000	10,000
Campbell Soup Company:		
0.170%, 4–8–13 (E)	5,000	5,000
0.250%, 4–24–13 (E)	3,900	3,899
Colgate-Palmolive Company:		
0.090%, 4–5–13 (E)	7,000	7,000
0.080%, 4–8–13 (E)	2,300	2,300

Ivy Science and Technology Fund *(in thousands)*   MARCH 31, 2013

SHORT-TERM SECURITIES (Continued)	Principal	Value
Commercial Paper (Continued)		
Diageo Capital plc (GTD by Diageo plc), 0.260%, 4–10–13 (E)	$ 5,000	$ 5,000
Ecolab Inc., 0.240%, 4–3–13 (E)	10,000	10,000
John Deere Capital Corporation, 0.110%, 4–26–13 (E)	10,000	9,999
John Deere Financial Limited (GTD by John Deere Capital Corporation), 0.140%, 4–15–13 (E)	6,000	6,000
Johnson & Johnson, 0.070%, 4–22–13 (E)	10,000	10,000
McDonald's Corporation, 0.090%, 4–24–13 (E)	10,000	9,999
Prudential Funding LLC (GTD by Prudential Financial Inc.), 0.090%, 4–1–13 (E)	2,455	2,455
Roche Holdings, Inc.:		
0.140%, 4–2–13 (E)	5,000	5,000
0.100%, 5–15–13 (E)	3,000	3,000
Sonoco Products Co., 0.300%, 4–1–13 (E)	5,386	5,386
St. Jude Medical, Inc., 0.250%, 4–2–13 (E)	13,000	12,999
Straight-A Funding, LLC (GTD by Federal Financing Bank):		
0.180%, 4–12–13 (E)	10,000	9,999
0.150%, 6–14–13 (E)	7,000	6,998
Total Capital Canada Ltd. (GTD by Total S.A.), 0.130%, 4–12–13 (E)	$5,000	$ 5,000
		130,034
Master Note – 0.0%		
Toyota Motor Credit Corporation, 0.126%, 6–28–13 (F)	349	349
Municipal Obligations – Taxable – 0.7%		
CA Pollutn Ctl Fin Auth, Pollutn Ctl Rfdg Rev Bonds (Pacific Gas and Elec Co), Ser C (GTD by JPMorgan Chase Bank, N.A.), 0.140%, 4–1–13 (F)	1,570	1,570
City of Whittier, Hlth Fac Rev Bonds (Presbyterian Intercmnty Hosp), Ser 2009 (GTD by U.S. Bank, N.A.), 0.110%, 4–7–13 (F)	5,000	5,000
MS Business Fin Corp, Gulf Opp Zone Indl Dev Var Rev Bonds (Chevron U.S.A. Inc. Proj), Ser E (GTD by Chevron Corporation), 0.140%, 4–1–13 (F)	1,415	1,415
NY Hsng Fin Agy, Clinton Park Phase II Hsng Rev Bonds, Ser 2011 A-1 (GTD by Wells Fargo Bank, N.A.), 0.120%, 4–7–13 (F)	$ 916	$ 916
NYC GO Bonds, Fiscal 2008 Series L-4, 0.130%, 4–1–13 (F)	5,000	5,000
		13,901
TOTAL SHORT-TERM SECURITIES – 7.2%		**$ 144,284**
(Cost: $144,284)		
TOTAL INVESTMENT SECURITIES – 99.0%		**$1,995,577**
(Cost: $1,417,327)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.0%		**20,764**
NET ASSETS – 100.0%		**$2,016,341**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)All or a portion of the security position is held in collateralized accounts for OTC derivatives collateral as governed by International Swaps and Derivatives Association, Inc. Master Agreements.

(C)Listed on an exchange outside the United States.

(D)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2013, the total value of these securities amounted to $20,980 or 1.0% of net assets.

(E)Rate shown is the yield to maturity at March 31, 2013.

(F)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2013. Date shown represents the date that the variable rate resets.

The following forward foreign currency contracts were outstanding at March 31, 2013:

Type	Currency	Counterparty	Principal Amount of Contract (Denominated in Indicated Currency)	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Sell	Japanese Yen	Deutsche Bank AG	1,354,000	5–13–13	$2,238	$—

Ivy Science and Technology Fund *(in thousands)* MARCH 31, 2013

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2013. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Discretionary	$ 47,909	$ —	$ —
Consumer Staples	9,729	—	—
Energy	11,196	—	—
Health Care	363,125	—	—
Industrials	145,117	—	—
Information Technology	1,093,240	—	—
Materials	40,826	—	—
Telecommunication Services	134,613	—	—
Total Common Stocks	$1,845,755	$ —	$ —
Corporate Debt Securities	—	5,538	—
Short-Term Securities	—	144,284	—
Total	$1,845,755	$149,822	$ —
Forward Foreign Currency Contracts	$ —	$ 2,238	$ —

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed
OTC = Over the Counter

Country Diversification	
(as a % of net assets)	
United States	76.7%
South Korea	3.7%
Switzerland	2.9%
China	2.2%
Brazil	1.6%
India	1.5%
Japan	1.0%
Bermuda	1.0%
Other Countries	1.2%
Other+	8.2%

+Includes cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.

(In thousands, except per share amounts)	Ivy Asset Strategy Fund	Ivy Asset Strategy New Opportunities Fund	Ivy Balanced Fund	Ivy Energy Fund	Ivy Global Natural Resources Fund	Ivy Real Estate Securities Fund	Ivy Science and Technology Fund
ASSETS							
Investments in unaffiliated securities at market value+	$22,706,333	$259,621	$841,206	$118,990	$ 2,597,135	$540,867	$1,995,577
Investments in affiliated securities at market value+	2,569,098	—	—	—	—	—	—
Bullion at market value+	2,459,205	26,254	—	—	—	—	—
Investments at Market Value	27,734,636	285,875	841,206	118,990	2,597,135	540,867	1,995,577
Cash	866	50	767	13	328	421	751
Cash denominated in foreign currencies at market value+	19,414	61	—	—	—	—	—
Restricted cash	9,456	4,285	—	—	—	—	1,101
Investment securities sold receivable	65,414	3,018	4,003	—	15,874	1,694	10,534
Dividends and interest receivable	60,111	342	1,763	61	4,848	1,571	1,257
Capital shares sold receivable	123,142	649	6,868	442	2,390	1,067	16,478
Receivable from affiliates	121	174	—	28	29	4	17
Unrealized appreciation on forward foreign currency contracts	—	44	—	—	6,429	—	2,238
Prepaid and other assets	270	23	59	30	67	45	42
Total Assets	28,013,430	294,521	854,666	119,564	2,627,100	545,669	2,027,995
LIABILITIES							
Investment securities purchased payable	—	1,482	9,033	—	30,458	2,352	7,363
Capital shares redeemed payable	43,905	1,004	1,502	161	9,929	583	3,324
Trustees and Chief Compliance Officer fees payable	900	5	26	3	555	68	91
Distribution and service fees payable	1,246	11	45	5	98	17	74
Shareholder servicing payable	7,748	146	168	54	1,616	203	531
Investment management fee payable	1,710	32	64	11	243	48	184
Accounting services fee payable	22	8	18	5	23	12	23
Unrealized depreciation on forward foreign currency contracts	343	68	—	—	1,043	—	—
Variation margin payable	—	—	—	—	1,609	—	—
Written options at market value+	37,244	—	—	—	—	8	—
Other liabilities	939	62	40	31	189	51	64
Total Liabilities	94,057	2,818	10,896	270	45,763	3,342	11,654
Total Net Assets	$27,919,373	$291,703	$843,770	$119,294	$ 2,581,337	$542,327	$2,016,341
NET ASSETS							
Capital paid in (shares authorized – unlimited)	$24,189,004	$343,078	$705,087	$ 96,372	$ 4,470,867	$420,555	$1,392,581
Undistributed (distributions in excess of) net investment income	13,815	(2,413)	154	(36)	(9,525)	1,706	(3,487)
Accumulated net realized gain (loss)	(3,099,504)	(80,347)	9,016	(16,662)	(2,248,827)	(37,706)	46,764
Net unrealized appreciation	6,816,058	31,385	129,513	39,620	368,822	157,772	580,483
Total Net Assets	$27,919,373	$291,703	$843,770	$119,294	$ 2,581,337	$542,327	$2,016,341
CAPITAL SHARES OUTSTANDING:							
Class A	290,414	15,657	18,421	5,890	77,091	14,431	19,081
Class B	27,281	524	2,051	328	4,371	298	1,139
Class C	316,072	4,700	11,440	1,448	26,787	625	7,725
Class E	2,151	10	7	10	377	80	237
Class I	355,233	4,797	3,084	443	26,469	289	7,537
Class R	4,598	57	12	21	2,834	75	1,414
Class Y	43,094	832	4,116	609	10,290	7,063	13,272
NET ASSET VALUE PER SHARE:							
Class A	$27.04	$11.01	$21.60	$13.74	$17.84	$23.73	$39.79
Class B	$26.20	$10.76	$21.45	$12.98	$15.73	$23.17	$34.92
Class C	$26.33	$10.80	$21.50	$13.12	$15.31	$23.42	$35.99
Class E	$27.10	$11.01	$21.68	$13.92	$18.06	$23.72	$39.74
Class I	$27.25	$11.05	$21.58	$14.03	$18.28	$23.85	$42.72
Class R	$26.94	$10.91	$21.59	$13.74	$17.67	$23.73	$39.42
Class Y	$27.09	$11.01	$21.60	$13.86	$18.10	$23.75	$41.60
+COST							
Investments in unaffiliated securities at cost	$17,716,621	$226,358	$711,693	$ 79,370	$ 2,228,700	$383,098	$1,417,327
Investments in affiliated securities at cost	1,430,775	—	—	—	—	—	—
Bullion at cost	1,782,557	28,344	—	—	—	—	—
Cash denominated in foreign currencies at cost	19,514	61	—	—	—	—	—
Written options premiums received at cost	49,783	—	—	—	—	11	—

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Asset Strategy Fund	Ivy Asset Strategy New Opportunities Fund	Ivy Balanced Fund	Ivy Energy Fund	Ivy Global Natural Resources Fund	Ivy Real Estate Securities Fund	Ivy Science and Technology Fund
INVESTMENT INCOME							
Dividends from unaffiliated securities	$ 456,610	$ 5,332	$ 9,331	$1,200	$ 40,486	$11,447	$ 8,351
Dividends from affiliated securities	116,411	—	—	—	2,475	—	—
Foreign dividend withholding tax	(22,081)	(305)	(42)	(25)	(2,522)	(63)	(144)
Interest and amortization from unaffiliated securities	57,102	39	3,481	5	85	20	622
Foreign interest withholding tax	—*	(2)	—	—	—	—	—
Interest from payment in-kind investments	41,625	—	—	—	—	—	—
Total Investment Income	**649,667**	**5,064**	**12,770**	**1,180**	**40,524**	**11,404**	**8,829**
EXPENSES							
Investment management fee	144,590	3,106	4,220	949	25,503	4,333	12,862
Distribution and service fees:							
Class A	18,815	449	682	191	3,691	743	1,460
Class B	6,765	60	320	40	847	69	329
Class C	79,700	578	1,719	176	4,700	130	2,236
Class E	128	—*	—*	—*	16	4	18
Class R	541	3	—*	—*	278	8	226
Class Y	2,826	16	200	19	744	392	1,049
Shareholder servicing:							
Class A	10,751	617	445	295	5,667	1,333	1,362
Class B	980	22	61	18	376	55	92
Class C	9,060	130	203	37	1,180	53	422
Class E	187	—*	—*	—*	70	16	56
Class I	13,177	99	76	10	1,025	8	343
Class R	277	1	—*	—*	143	4	117
Class Y	1,774	11	122	12	478	236	646
Registration fees	531	103	120	82	135	109	110
Custodian fees	2,075	107	16	12	120	21	93
Trustees and Chief Compliance Officer fees	826	10	19	4	152	21	53
Accounting services fee	271	108	169	65	271	143	271
Professional fees	456	36	22	19	70	28	36
Other	2,355	43	47	38	215	50	105
Total Expenses	**296,085**	**5,499**	**8,441**	**1,967**	**45,681**	**7,756**	**21,886**
Less:							
Expenses in excess of limit	(257)	(437)	—	(66)	(129)	(175)	(35)
Total Net Expenses	**295,828**	**5,062**	**8,441**	**1,901**	**45,552**	**7,581**	**21,851**
Net Investment Income (Loss)	**353,839**	**2**	**4,329**	**(721)**	**(5,028)**	**3,823**	**(13,022)**
REALIZED AND UNREALIZED GAIN (LOSS)							
Net realized gain (loss) on:							
Investments in unaffiliated securities	1,963,509	(13,023)	14,207	2,821	(214,974)	26,487	40,752
Investments in affiliated securities	153,194	—	—	—	(393,307)	—	9,938
Futures contracts	(8,363)	—	—	—	(16,928)	—	—
Written options	146,303	(14)	—	—	—	411	1,471
Swap agreements	2,224	—	—	—	—	—	—
Forward foreign currency contracts	24,053	(202)	—	—	5,412	—	—
Foreign currency exchange transactions	(2,395)	(112)	—	(1)	(415)	—*	(335)
Net change in unrealized appreciation (depreciation) on:							
Investments in unaffiliated securities	(671,010)	14,516	46,320	6,123	148,702	26,444	309,009
Investments in affiliated securities	249,734	—	—	—	374,555	—	(53,153)
Futures contracts	—	—	—	—	10,539	—	—
Written options	(28,546)	(25)	—	—	—	52	(100)
Swap agreements	381	—	—	—	—	—	—
Forward foreign currency contracts	(11,377)	(24)	—	—	8,613	—	2,238
Foreign currency exchange transactions	(508)	53	—	—*	(62)	—*	(4)
Net Realized and Unrealized Gain (Loss)	**1,817,199**	**1,169**	**60,527**	**8,943**	**(77,865)**	**53,394**	**309,816**
Net Increase (Decrease) in Net Assets Resulting from Operations	**$2,171,038**	**$ 1,171**	**$64,856**	**$8,222**	**$ (82,893)**	**$57,217**	**$296,794**

Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Asset Strategy Fund Year ended 3-31-13	Ivy Asset Strategy Fund Year ended 3-31-12	Ivy Asset Strategy New Opportunities Fund Year ended 3-31-13	Ivy Asset Strategy New Opportunities Fund Year ended 3-31-12	Ivy Balanced Fund Year ended 3-31-13	Ivy Balanced Fund Year ended 3-31-12
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ 353,839	$ 160,033	$ 2	$ (1,022)	$ 4,329	$ 2,423
Net realized gain (loss) on investments	2,278,525	(322,571)	(13,351)	(64,714)	14,207	81
Net change in unrealized appreciation (depreciation)	(461,326)	271,113	14,520	(21,611)	46,320	28,982
Net Increase (Decrease) in Net Assets Resulting from Operations	**2,171,038**	**108,575**	**1,171**	**(87,347)**	**64,856**	**31,486**
Distributions to Shareholders From:						
Net investment income:						
Class A	(189,902)	(95,820)	(995)	—	(2,294)	(1,453)
Class B	(9,774)	(2,855)	—	—	(90)	(39)
Class C	(117,197)	(39,773)	(12)	—	(551)	(285)
Class E	(1,329)	(527)	(1)	—	(1)	(1)
Class I	(245,673)	(101,243)	(417)	(144)	(533)	(338)
Class R	(2,254)	(744)	(2)	—	—	N/A
Class Y	(29,096)	(12,815)	(56)	—	(695)	(601)
Net realized gains:						
Class A	—	—	—	—	(2,200)	(768)
Class B	—	—	—	—	(267)	(85)
Class C	—	—	—	—	(1,424)	(465)
Class E	—	—	—	—	(1)	—*
Class I	—	—	—	—	(389)	(137)
Class R	—	—	—	—	—	N/A
Class Y	—	—	—	—	(643)	(300)
Total Distributions to Shareholders	**(595,225)**	**(253,777)**	**(1,483)**	**(144)**	**(9,088)**	**(4,472)**
Capital Share Transactions	**(285,857)**	**(97,308)**	**(92,102)**	**11,694**	**322,776**	**178,044**
Net Increase (Decrease) in Net Assets	**1,289,956**	**(242,510)**	**(92,414)**	**(75,797)**	**378,544**	**205,058**
Net Assets, Beginning of Period	**26,629,417**	**26,871,927**	**384,117**	**459,914**	**465,226**	**260,168**
Net Assets, End of Period	**$27,919,373**	**$26,629,417**	**$291,703**	**$384,117**	**$843,770**	**$465,226**
Undistributed (distributions in excess of) net investment income	$ 13,815	$ 291,240	$ (2,413)	$ (2,028)	$ 154	$ (20)

**Not shown due to rounding.*

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Energy Fund Year ended 3-31-13	Ivy Energy Fund Year ended 3-31-12	Ivy Global Natural Resources Fund Year ended 3-31-13	Ivy Global Natural Resources Fund Year ended 3-31-12
INCREASE (DECREASE) IN NET ASSETS				
Operations:				
Net investment loss	$ (721)	$ (968)	$ (5,028)	$ (3,056)
Net realized gain (loss) on investments	2,820	(4,070)	(620,212)	361,767
Net change in unrealized appreciation (depreciation)	6,123	(19,797)	542,347	(2,207,116)
Net Increase (Decrease) in Net Assets Resulting from Operations	**8,222**	**(24,835)**	**(82,893)**	**(1,848,405)**
Distributions to Shareholders From:				
Net investment income:				
Class A	—	—	(2,542)	—
Class B	—	—	—	—
Class C	—	—	—	—
Class E	—	—	(22)	—
Class I	—	—	(3,177)	—
Class R	—	N/A	—	—
Class Y	—	—	(960)	—
Net realized gains:				
Class A	—	—	—	—
Class B	—	—	—	—
Class C	—	—	—	—
Class E	—	—	—	—
Class I	—	—	—	—
Class R	—	N/A	—	—
Class Y	—	—	—	—
Total Distributions to Shareholders	**—**	**—**	**(6,701)**	**—**
Capital Share Transactions	**(9,866)**	**(4,809)**	**(1,514,653)**	**(985,211)**
Net Decrease in Net Assets	**(1,644)**	**(29,644)**	**(1,604,247)**	**(2,833,616)**
Net Assets, Beginning of Period	**120,938**	**150,582**	**4,185,584**	**7,019,200**
Net Assets, End of Period	**$119,294**	**$120,938**	**$ 2,581,337**	**$ 4,185,584**
Distributions in excess of net investment income	$ (36)	$ (169)	$ (9,525)	$ (10,190)

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Real Estate Securities Fund Year ended 3-31-13	Ivy Real Estate Securities Fund Year ended 3-31-12	Ivy Science and Technology Fund Year ended 3-31-13	Ivy Science and Technology Fund Year ended 3-31-12
INCREASE (DECREASE) IN NET ASSETS				
Operations:				
Net investment income (loss)	$ 3,823	$ 2,255	$ (13,022)	$ (14,629)
Net realized gain on investments	26,898	12,040	51,826	66,020
Net change in unrealized appreciation (depreciation)	26,496	24,714	257,990	(33,137)
Net Increase in Net Assets Resulting from Operations	**57,217**	**39,009**	**296,794**	**18,254**
Distributions to Shareholders From:				
Net investment income:				
Class A	(1,998)	(773)	—	—
Class B	—	—	—	—
Class C	(4)	—	—	—
Class E	(10)	(4)	—	—
Class I	(58)	(30)	—	—
Class R	(10)	(4)	—	—
Class Y	(1,500)	(878)	—	—
Net realized gains:				
Class A	—	—	(3,161)	(33,000)
Class B	—	—	(203)	(2,136)
Class C	—	—	(1,328)	(14,582)
Class E	—	—	(41)	(385)
Class I	—	—	(1,087)	(10,609)
Class R	—	—	(252)	(2,402)
Class Y	—	—	(2,190)	(23,177)
Total Distributions to Shareholders	**(3,580)**	**(1,689)**	**(8,262)**	**(86,291)**
Capital Share Transactions	**39,222**	**(11,553)**	**294,440**	**4,633**
Net Increase (Decrease) in Net Assets	**92,859**	**25,767**	**582,972**	**(63,404)**
Net Assets, Beginning of Period	**449,468**	**423,701**	**1,433,369**	**1,496,773**
Net Assets, End of Period	**$542,327**	**$449,468**	**$2,016,341**	**$1,433,369**
Undistributed (distributions in excess of) net investment income	$ 1,706	$ 499	$ (3,487)	$ (3,634)

See Accompanying Notes to Financial Statements.

IVY ASSET STRATEGY FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Distributions From Return of Capital	Total Distributions
Class A Shares								
Year ended 3-31-2013	$25.44	$ 0.39[3]	$ 1.88	$ 2.27	$(0.67)	$ —	$ —	$(0.67)
Year ended 3-31-2012	25.42	0.20[3]	0.10	0.30	(0.28)	—	—	(0.28)
Year ended 3-31-2011	22.42	0.24[3]	2.81	3.05	(0.05)	—	—	(0.05)
Year ended 3-31-2010	18.69	0.16[3]	3.66	3.82	(0.09)	—	—	(0.09)
Year ended 3-31-2009	27.06	0.24[3]	(6.18)	(5.94)	(0.04)	(2.38)	(0.01)	(2.43)
Class B Shares								
Year ended 3-31-2013	24.55	0.19[3]	1.82	2.01	(0.36)	—	—	(0.36)
Year ended 3-31-2012	24.53	0.00[3]	0.12	0.12	(0.10)	—	—	(0.10)
Year ended 3-31-2011	21.77	0.04[3]	2.72	2.76	—	—	—	—
Year ended 3-31-2010	18.23	(0.01)[3]	3.55	3.54	—	—	—	—
Year ended 3-31-2009	26.57	0.05[3]	(6.05)	(6.00)	—	(2.33)	(0.01)	(2.34)
Class C Shares								
Year ended 3-31-2013	24.67	0.20[3]	1.83	2.03	(0.37)	—	—	(0.37)
Year ended 3-31-2012	24.66	0.01[3]	0.11	0.12	(0.11)	—	—	(0.11)
Year ended 3-31-2011	21.87	0.05[3]	2.74	2.79	—	—	—	—
Year ended 3-31-2010	18.30	0.01[3]	3.56	3.57	—	—	—	—
Year ended 3-31-2009	26.64	0.06[3]	(6.05)	(5.99)	—	(2.34)	(0.01)	(2.35)
Class E Shares								
Year ended 3-31-2013	25.49	0.38[3]	1.89	2.27	(0.66)	—	—	(0.66)
Year ended 3-31-2012	25.48	0.19[3]	0.10	0.29	(0.28)	—	—	(0.28)
Year ended 3-31-2011	22.47	0.22[3]	2.84	3.06	(0.05)	—	—	(0.05)
Year ended 3-31-2010	18.74	0.17[3]	3.66	3.83	(0.10)	—	—	(0.10)
Year ended 3-31-2009	27.05	0.24[3]	(6.19)	(5.95)	—	(2.35)	(0.01)	(2.36)
Class I Shares								
Year ended 3-31-2013	25.67	0.45[3]	1.90	2.35	(0.77)	—	—	(0.77)
Year ended 3-31-2012	25.64	0.25[3]	0.11	0.36	(0.33)	—	—	(0.33)
Year ended 3-31-2011	22.58	0.26[3]	2.86	3.12	(0.06)	—	—	(0.06)
Year ended 3-31-2010	18.81	0.17[3]	3.73	3.90	(0.13)	—	—	(0.13)
Year ended 3-31-2009	27.17	0.31[3]	(6.23)	(5.92)	(0.05)	(2.38)	(0.01)	(2.44)
Class R Shares								
Year ended 3-31-2013	25.29	0.29[3]	1.88	2.17	(0.52)	—	—	(0.52)
Year ended 3-31-2012	25.28	0.11[3]	0.11	0.22	(0.21)	—	—	(0.21)
Year ended 3-31-2011	22.35	0.13[3]	2.83	2.96	(0.03)	—	—	(0.03)
Year ended 3-31-2010	18.65	0.03[3]	3.72	3.75	(0.05)	—	—	(0.05)
Year ended 3-31-2009[4]	26.74	0.05	(5.73)	(5.68)	(0.02)	(2.38)	(0.01)	(2.41)
Class Y Shares								
Year ended 3-31-2013	25.49	0.39[3]	1.88	2.27	(0.67)	—	—	(0.67)
Year ended 3-31-2012	25.46	0.20[3]	0.11	0.31	(0.28)	—	—	(0.28)
Year ended 3-31-2011	22.46	0.23[3]	2.82	3.05	(0.05)	—	—	(0.05)
Year ended 3-31-2010	18.72	0.21[3]	3.63	3.84	(0.10)	—	—	(0.10)
Year ended 3-31-2009	27.08	0.24[3]	(6.18)	(5.94)	(0.03)	(2.38)	(0.01)	(2.42)

(1) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(2) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(3) Based on average weekly shares outstanding.

(4) For the period from July 31, 2008 (commencement of operations of the class) through March 31, 2009.

(5) Annualized.

(6) For the fiscal year ended March 31, 2009.

	Net Asset Value, End of Period	Total Return[(1)]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[(2)]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[(2)]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2013	$27.04	9.09%	$7,853	0.98%	1.55%	—%	—%	39%
Year ended 3-31-2012	25.44	1.31	8,019	0.97	0.81	—	—	47
Year ended 3-31-2011	25.42	13.60	9,083	0.99	1.00	—	—	94
Year ended 3-31-2010	22.42	20.46	8,765	1.05	0.79	—	—	96
Year ended 3-31-2009	18.69	-21.41	4,787	1.03	1.05	—	—	279
Class B Shares								
Year ended 3-31-2013	26.20	8.27	715	1.73	0.79	—	—	39
Year ended 3-31-2012	24.55	0.54	695	1.76	0.02	—	—	47
Year ended 3-31-2011	24.53	12.68	672	1.80	0.17	—	—	94
Year ended 3-31-2010	21.77	19.42	550	1.88	-0.03	—	—	96
Year ended 3-31-2009	18.23	-22.04	330	1.87	0.22	—	—	279
Class C Shares								
Year ended 3-31-2013	26.33	8.34	8,321	1.70	0.83	—	—	39
Year ended 3-31-2012	24.67	0.56	8,416	1.71	0.06	—	—	47
Year ended 3-31-2011	24.66	12.76	8,851	1.74	0.24	—	—	94
Year ended 3-31-2010	21.87	19.51	7,733	1.80	0.05	—	—	96
Year ended 3-31-2009	18.30	-21.96	4,644	1.80	0.29	—	—	279
Class E Shares								
Year ended 3-31-2013	27.10	9.07	58	1.00	1.50	1.20	1.30	39
Year ended 3-31-2012	25.49	1.26	50	1.00	0.77	1.23	0.55	47
Year ended 3-31-2011	25.48	13.63	44	1.00	0.95	1.39	0.56	94
Year ended 3-31-2010	22.47	20.45	32	1.00	0.84	1.56	0.28	96
Year ended 3-31-2009	18.74	-21.44	17	0.93	1.24	1.18	0.99	279
Class I Shares								
Year ended 3-31-2013	27.25	9.33	9,681	0.74	1.76	—	—	39
Year ended 3-31-2012	25.67	1.57	8,180	0.75	1.03	—	—	47
Year ended 3-31-2011	25.64	13.84	6,986	0.77	1.14	—	—	94
Year ended 3-31-2010	22.58	20.74	3,973	0.81	0.92	—	—	96
Year ended 3-31-2009	18.81	-21.20	360	0.79	1.35	—	—	279
Class R Shares								
Year ended 3-31-2013	26.94	8.71	124	1.34	1.15	—	—	39
Year ended 3-31-2012	25.29	0.96	102	1.33	0.45	—	—	47
Year ended 3-31-2011	25.28	13.24	68	1.31	0.57	—	—	94
Year ended 3-31-2010	22.35	20.12	28	1.33	0.20	—	—	96
Year ended 3-31-2009[(4)]	18.65	-20.65	1	1.99[(5)]	1.36[(5)]	—	—	279[(6)]
Class Y Shares								
Year ended 3-31-2013	27.09	9.08	1,168	0.98	1.55	0.99	1.54	39
Year ended 3-31-2012	25.49	1.35	1,167	0.97	0.80	1.00	0.77	47
Year ended 3-31-2011	25.46	13.59	1,167	0.99	0.99	1.02	0.96	94
Year ended 3-31-2010	22.46	20.51	1,024	1.00	0.93	1.11	0.82	96
Year ended 3-31-2009	18.72	-21.39	1,453	1.03	1.05	1.09	0.99	279

See Accompanying Notes to Financial Statements.

IVY ASSET STRATEGY NEW OPPORTUNITIES FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2013	$10.77	$ 0.01(3)	$ 0.29	$ 0.30	$(0.06)	$—	$(0.06)
Year ended 3-31-2012	12.63	(0.01)(3)	(1.85)	(1.86)	—	—	—
Year ended 3-31-2011(4)	10.00	(0.10)(3)	2.73	2.63	—	—	—
Class B Shares							
Year ended 3-31-2013	10.57	(0.09)(3)	0.28	0.19	—	—	—
Year ended 3-31-2012	12.52	(0.13)(3)	(1.82)	(1.95)	—	—	—
Year ended 3-31-2011(4)	10.00	(0.19)(3)	2.71	2.52	—	—	—
Class C Shares							
Year ended 3-31-2013	10.59	(0.07)(3)	0.28	0.21	—*	—	—*
Year ended 3-31-2012	12.53	(0.11)(3)	(1.83)	(1.94)	—	—	—
Year ended 3-31-2011(4)	10.00	(0.20)(3)	2.73	2.53	—	—	—
Class E Shares(7)							
Year ended 3-31-2013	10.77	0.00(3)	0.30	0.30	(0.06)	—	(0.06)
Year ended 3-31-2012	12.63	(0.01)(3)	(1.85)	(1.86)	—	—	—
Year ended 3-31-2011(4)	10.00	(0.07)(3)	2.70	2.63	—	—	—
Class I Shares							
Year ended 3-31-2013	10.80	0.04(3)	0.29	0.33	(0.08)	—	(0.08)
Year ended 3-31-2012	12.65	0.02(3)	(1.85)	(1.83)	(0.02)	—	(0.02)
Year ended 3-31-2011(4)	10.00	(0.08)(3)	2.73	2.65	—	—	—
Class R Shares							
Year ended 3-31-2013	10.69	(0.04)(3)	0.29	0.25	(0.03)	—	(0.03)
Year ended 3-31-2012	12.58	(0.06)(3)	(1.83)	(1.89)	—	—	—
Year ended 3-31-2011(4)	10.00	(0.12)(3)	2.70	2.58	—	—	—
Class Y Shares							
Year ended 3-31-2013	10.77	(0.01)(3)	0.31	0.30	(0.06)	—	(0.06)
Year ended 3-31-2012	12.63	(0.01)(3)	(1.85)	(1.86)	—	—	—
Year ended 3-31-2011(4)	10.00	(0.10)(3)	2.73	2.63	—	—	—

** Not shown due to rounding.*

(1) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(2) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(3) Based on average weekly shares outstanding.

(4) For the period from May 3, 2010 (commencement of operations of the class) through March 31, 2011.

(5) Annualized.

(6) For the fiscal year ended March 31, 2011.

(7) Class is closed to investment.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[2]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[2]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2013	$11.01	2.84%	$172	1.50%	0.12%	1.72%	-0.10%	31%
Year ended 3-31-2012	10.77	-14.73	214	1.50	-0.11	1.68	-0.29	54
Year ended 3-31-2011[4]	12.63	26.30	246	1.50[5]	-0.97[5]	1.71[5]	-1.18[5]	36[6]
Class B Shares								
Year ended 3-31-2013	10.76	1.80	6	2.50	-0.91	—	—	31
Year ended 3-31-2012	10.57	-15.58	7	2.49	-1.16	—	—	54
Year ended 3-31-2011[4]	12.52	25.20	7	2.43[5]	-1.84[5]	2.48[5]	-1.89[5]	36[6]
Class C Shares								
Year ended 3-31-2013	10.80	2.01	51	2.35	-0.71	—	—	31
Year ended 3-31-2012	10.59	-15.48	74	2.37	-0.98	—	—	54
Year ended 3-31-2011[4]	12.53	25.30	86	2.34[5]	-1.85[5]	2.39[5]	-1.90[5]	36[6]
Class E Shares[7]								
Year ended 3-31-2013	11.01	2.84	—*	1.50	0.04	—	—	31
Year ended 3-31-2012	10.77	-14.73	—*	1.50	-0.11	—	—	54
Year ended 3-31-2011[4]	12.63	26.30	—*	1.50[5]	-0.72[5]	1.58[5]	-0.80[5]	36[6]
Class I Shares								
Year ended 3-31-2013	11.05	3.10	53	1.25	0.42	1.29	0.38	31
Year ended 3-31-2012	10.80	-14.48	81	1.25	0.17	1.31	0.11	54
Year ended 3-31-2011[4]	12.65	26.50	109	1.25[5]	-0.77[5]	1.40[5]	-0.92[5]	36[6]
Class R Shares								
Year ended 3-31-2013	10.91	2.40	1	1.87	-0.35	—	—	31
Year ended 3-31-2012	10.69	-15.02	1	1.89	-0.59	—	—	54
Year ended 3-31-2011[4]	12.58	25.80	1	1.92[5]	-1.15[5]	1.97[5]	-1.20[5]	36[6]
Class Y Shares								
Year ended 3-31-2013	11.01	2.84	9	1.50	-0.08	1.54	-0.12	31
Year ended 3-31-2012	10.77	-14.73	7	1.50	-0.09	1.58	-0.16	54
Year ended 3-31-2011[4]	12.63	26.30	12	1.50[5]	-0.94[5]	1.67[5]	-1.11[5]	36[6]

See Accompanying Notes to Financial Statements.

IVY BALANCED FUND

	Net Asset Value, Beginning of Period	Net Investment Income	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2013	$20.03	$0.19(2)	$ 1.70	$ 1.89	$(0.17)	$(0.15)	$(0.32)
Year ended 3-31-2012	19.08	0.17(2)	1.05	1.22	(0.18)	(0.09)	(0.27)
Year ended 3-31-2011	16.73	0.18(2)	2.34	2.52	(0.17)	—	(0.17)
Year ended 3-31-2010	13.01	0.21(2)	3.72	3.93	(0.21)	—	(0.21)
Year ended 3-31-2009	16.64	0.16	(3.63)	(3.47)	(0.16)	—	(0.16)
Class B Shares							
Year ended 3-31-2013	19.93	0.03(2)	1.69	1.72	(0.05)	(0.15)	(0.20)
Year ended 3-31-2012	18.99	0.02(2)	1.05	1.07	(0.04)	(0.09)	(0.13)
Year ended 3-31-2011	16.67	0.04(2)	2.33	2.37	(0.05)	—	(0.05)
Year ended 3-31-2010	12.97	0.08(2)	3.71	3.79	(0.09)	—	(0.09)
Year ended 3-31-2009	16.60	0.04	(3.64)	(3.60)	(0.03)	—	(0.03)
Class C Shares							
Year ended 3-31-2013	19.98	0.05(2)	1.68	1.73	(0.06)	(0.15)	(0.21)
Year ended 3-31-2012	19.03	0.04(2)	1.06	1.10	(0.06)	(0.09)	(0.15)
Year ended 3-31-2011	16.69	0.07(2)	2.34	2.41	(0.07)	—	(0.07)
Year ended 3-31-2010	12.98	0.12(2)	3.71	3.83	(0.12)	—	(0.12)
Year ended 3-31-2009	16.61	0.07(2)	(3.64)	(3.57)	(0.06)	—	(0.06)
Class E Shares(3)							
Year ended 3-31-2013	20.02	0.22(2)	1.78	2.00	(0.19)	(0.15)	(0.34)
Year ended 3-31-2012	19.06	0.21(2)	1.04	1.25	(0.20)	(0.09)	(0.29)
Year ended 3-31-2011	16.74	0.22(2)	2.34	2.56	(0.24)	—	(0.24)
Year ended 3-31-2010	13.02	0.25(2)	3.72	3.97	(0.25)	—	(0.25)
Year ended 3-31-2009	16.65	0.21	(3.65)	(3.44)	(0.19)	—	(0.19)
Class I Shares							
Year ended 3-31-2013	20.01	0.24(2)	1.69	1.93	(0.21)	(0.15)	(0.36)
Year ended 3-31-2012	19.04	0.22(2)	1.06	1.28	(0.22)	(0.09)	(0.31)
Year ended 3-31-2011	16.74	0.21(2)	2.37	2.58	(0.28)	—	(0.28)
Year ended 3-31-2010	13.01	0.20(2)	3.80	4.00	(0.27)	—	(0.27)
Year ended 3-31-2009	16.65	0.09	(3.52)	(3.43)	(0.21)	—	(0.21)
Class R Shares							
Year ended 3-31-2013(4)	20.16	0.00(2)	1.43	1.43	—	—	—
Class Y Shares							
Year ended 3-31-2013	20.03	0.19(2)	1.70	1.89	(0.17)	(0.15)	(0.32)
Year ended 3-31-2012	19.08	0.18(2)	1.05	1.23	(0.19)	(0.09)	(0.28)
Year ended 3-31-2011	16.73	0.20(2)	2.34	2.54	(0.19)	—	(0.19)
Year ended 3-31-2010	13.01	0.24(2)	3.71	3.95	(0.23)	—	(0.23)
Year ended 3-31-2009	16.64	0.19	(3.65)	(3.46)	(0.17)	—	(0.17)

** Not shown due to rounding.*

(1) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(2) Based on average weekly shares outstanding.

(3) Class is closed to investment.

(4) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.

(5) Annualized.

(6) For the fiscal year ended March 31, 2013.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Portfolio Turnover Rate
Class A Shares						
Year ended 3-31-2013	$21.60	9.56%	$399	1.17%	0.93%	35%
Year ended 3-31-2012	20.03	6.52	205	1.23	0.90	37
Year ended 3-31-2011	19.08	15.18	114	1.30	1.03	43
Year ended 3-31-2010	16.73	30.35	81	1.37	1.38	57
Year ended 3-31-2009	13.01	-20.98	68	1.36	1.12	57
Class B Shares						
Year ended 3-31-2013	21.45	8.73	44	1.95	0.16	35
Year ended 3-31-2012	19.93	5.72	23	2.02	0.10	37
Year ended 3-31-2011	18.99	14.25	11	2.09	0.24	43
Year ended 3-31-2010	16.67	29.26	7	2.20	0.53	57
Year ended 3-31-2009	12.97	-21.73	4	2.28	0.22	57
Class C Shares						
Year ended 3-31-2013	21.50	8.75	246	1.88	0.23	35
Year ended 3-31-2012	19.98	5.84	128	1.92	0.21	37
Year ended 3-31-2011	19.03	14.50	69	1.89	0.43	43
Year ended 3-31-2010	16.69	29.59	42	1.99	0.78	57
Year ended 3-31-2009	12.98	-21.53	49	1.96	0.49	57
Class E Shares[3]						
Year ended 3-31-2013	21.68	10.15	—*	1.03	1.09	35
Year ended 3-31-2012	20.02	6.71	—*	1.05	1.11	37
Year ended 3-31-2011	19.06	15.43	—*	1.10	1.24	43
Year ended 3-31-2010	16.74	30.66	—*	1.12	1.62	57
Year ended 3-31-2009	13.02	-20.77	—*	1.12	1.38	57
Class I Shares						
Year ended 3-31-2013	21.58	9.82	66	0.92	1.19	35
Year ended 3-31-2012	20.01	6.88	39	0.94	1.17	37
Year ended 3-31-2011	19.04	15.58	18	0.97	1.20	43
Year ended 3-31-2010	16.74	30.93	2	1.00	1.67	57
Year ended 3-31-2009	13.01	-20.72	—*	0.99	1.34	57
Class R Shares						
Year ended 3-31-2013[4]	21.59	7.09	—*	1.48[5]	0.02[5]	35[6]
Class Y Shares						
Year ended 3-31-2013	21.60	9.57	89	1.16	0.96	35
Year ended 3-31-2012	20.03	6.57	70	1.19	0.96	37
Year ended 3-31-2011	19.08	15.29	48	1.22	1.10	43
Year ended 3-31-2010	16.73	30.51	40	1.24	1.52	57
Year ended 3-31-2009	13.01	-20.89	38	1.24	1.26	57

See Accompanying Notes to Financial Statements.

IVY ENERGY FUND

	Net Asset Value, Beginning of Period	Net Investment Loss	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2013	$12.68	$(0.07)[3]	$ 1.13	$ 1.06	$—	$—	$—
Year ended 3-31-2012	15.11	(0.09)[3]	(2.34)	(2.43)	—	—	—
Year ended 3-31-2011	11.11	(0.07)[3]	4.07	4.00	—	—	—
Year ended 3-31-2010	7.27	(0.04)[3]	3.88	3.84	—	—	—
Year ended 3-31-2009	13.67	(0.05)[3]	(6.35)	(6.40)	—	—	—
Class B Shares							
Year ended 3-31-2013	12.08	(0.17)[3]	1.07	0.90	—	—	—
Year ended 3-31-2012	14.52	(0.18)[3]	(2.26)	(2.44)	—	—	—
Year ended 3-31-2011	10.77	(0.17)[3]	3.92	3.75	—	—	—
Year ended 3-31-2010	7.12	(0.14)[3]	3.79	3.65	—	—	—
Year ended 3-31-2009	13.52	(0.16)[3]	(6.24)	(6.40)	—	—	—
Class C Shares							
Year ended 3-31-2013	12.19	(0.14)[3]	1.07	0.93	—	—	—
Year ended 3-31-2012	14.62	(0.16)[3]	(2.27)	(2.43)	—	—	—
Year ended 3-31-2011	10.82	(0.15)[3]	3.95	3.80	—	—	—
Year ended 3-31-2010	7.14	(0.12)[3]	3.80	3.68	—	—	—
Year ended 3-31-2009	13.55	(0.12)[3]	(6.29)	(6.41)	—	—	—
Class E Shares[4]							
Year ended 3-31-2013	12.81	(0.03)[3]	1.14	1.11	—	—	—
Year ended 3-31-2012	15.22	(0.05)[3]	(2.36)	(2.41)	—	—	—
Year ended 3-31-2011	11.16	(0.04)[3]	4.10	4.06	—	—	—
Year ended 3-31-2010	7.29	(0.02)[3]	3.89	3.87	—	—	—
Year ended 3-31-2009	13.69	(0.04)[3]	(6.36)	(6.40)	—	—	—
Class I Shares							
Year ended 3-31-2013	12.90	(0.02)[3]	1.15	1.13	—	—	—
Year ended 3-31-2012	15.31	(0.03)[3]	(2.38)	(2.41)	—	—	—
Year ended 3-31-2011	11.21	(0.03)[3]	4.13	4.10	—	—	—
Year ended 3-31-2010	7.32	(0.01)[3]	3.90	3.89	—	—	—
Year ended 3-31-2009	13.72	(0.03)[3]	(6.37)	(6.40)	—	—	—
Class R Shares							
Year ended 3-31-2013[5]	12.26	(0.03)[3]	1.51	1.48	—	—	—
Class Y Shares							
Year ended 3-31-2013	12.77	(0.05)[3]	1.14	1.09	—	—	—
Year ended 3-31-2012	15.20	(0.07)[3]	(2.36)	(2.43)	—	—	—
Year ended 3-31-2011	11.16	(0.06)[3]	4.10	4.04	—	—	—
Year ended 3-31-2010	7.30	(0.04)[3]	3.90	3.86	—	—	—
Year ended 3-31-2009	13.73	(0.07)[3]	(6.36)	(6.43)	—	—	—

** Not shown due to rounding.*

(1) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(2) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(3) Based on average weekly shares outstanding.

(4) Class is closed to investment.

(5) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.

(6) Annualized.

(7) For the fiscal year ended March 31, 2013.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Loss to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[2]	Ratio of Net Investment Loss to Average Net Assets Excluding Expense Waiver[2]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2013	$13.74	8.44%	$ 82	1.60%	-0.54%	1.68%	-0.62%	30%
Year ended 3-31-2012	12.68	-16.08	85	1.60	-0.66	—	—	20
Year ended 3-31-2011	15.11	36.00	101	1.60	-0.59	1.66	-0.65	22
Year ended 3-31-2010	11.11	52.82	63	1.60	-0.42	1.79	-0.61	15
Year ended 3-31-2009	7.27	-46.82	30	1.60	-0.47	1.91	-0.78	48
Class B Shares								
Year ended 3-31-2013	12.98	7.36	4	2.49	-1.43	—	—	30
Year ended 3-31-2012	12.08	-16.74	4	2.41	-1.47	—	—	20
Year ended 3-31-2011	14.52	34.82	5	2.50	-1.49	—	—	22
Year ended 3-31-2010	10.77	51.26	3	2.60	-1.40	2.68	-1.48	15
Year ended 3-31-2009	7.12	-47.34	2	2.60	-1.48	2.78	-1.66	48
Class C Shares								
Year ended 3-31-2013	13.12	7.71	19	2.26	-1.20	—	—	30
Year ended 3-31-2012	12.19	-16.62	20	2.23	-1.30	—	—	20
Year ended 3-31-2011	14.62	35.12	25	2.29	-1.29	—	—	22
Year ended 3-31-2010	10.82	51.54	13	2.38	-1.19	—	—	15
Year ended 3-31-2009	7.14	-47.31	9	2.50	-1.30	2.50	-1.30	48
Class E Shares[4]								
Year ended 3-31-2013	13.92	8.74	—*	1.31	-0.26	—	—	30
Year ended 3-31-2012	12.81	-15.83	—*	1.30	-0.36	—	—	20
Year ended 3-31-2011	15.22	36.38	—*	1.34	-0.33	—	—	22
Year ended 3-31-2010	11.16	53.09	—*	1.39	-0.19	—	—	15
Year ended 3-31-2009	7.29	-46.75	—*	1.46	-0.38	1.46	-0.38	48
Class I Shares								
Year ended 3-31-2013	14.03	8.76	6	1.21	-0.14	—	—	30
Year ended 3-31-2012	12.90	-15.74	5	1.19	-0.26	—	—	20
Year ended 3-31-2011	15.31	36.57	10	1.22	-0.23	—	—	22
Year ended 3-31-2010	11.21	53.14	2	1.24	-0.13	—	—	15
Year ended 3-31-2009	7.32	-46.65	—*	1.39	-0.27	1.39	-0.27	48
Class R Shares								
Year ended 3-31-2013[5]	13.74	12.07	—*	1.73[6]	-0.91[6]	—	—	30[7]
Class Y Shares								
Year ended 3-31-2013	13.86	8.54	8	1.45	-0.39	—	—	30
Year ended 3-31-2012	12.77	-15.99	7	1.45	-0.52	—	—	20
Year ended 3-31-2011	15.20	36.20	9	1.49	-0.48	—	—	22
Year ended 3-31-2010	11.16	52.88	5	1.52	-0.36	—	—	15
Year ended 3-31-2009	7.30	-46.83	2	1.60	-0.59	1.65	-0.64	48

See Accompanying Notes to Financial Statements.

IVY GLOBAL NATURAL RESOURCES FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2013	$17.76	$(0.03)[3]	$ 0.14	$ 0.11	$(0.03)	$ —	$(0.03)
Year ended 3-31-2012	24.20	(0.01)[3]	(6.43)	(6.44)	—	—	—
Year ended 3-31-2011	18.60	(0.04)[3]	5.64	5.60	—	—	—
Year ended 3-31-2010	11.08	(0.10)[3]	7.62	7.52	—	—	—
Year ended 3-31-2009	36.53	0.02	(21.13)	(21.11)	(0.03)	(4.31)	(4.34)
Class B Shares							
Year ended 3-31-2013	15.76	(0.14)[3]	0.11	(0.03)	—	—	—
Year ended 3-31-2012	21.65	(0.15)[3]	(5.74)	(5.89)	—	—	—
Year ended 3-31-2011	16.77	(0.18)[3]	5.06	4.88	—	—	—
Year ended 3-31-2010	10.08	(0.21)[3]	6.90	6.69	—	—	—
Year ended 3-31-2009	34.27	(0.10)	(19.82)	(19.92)	—	(4.27)	(4.27)
Class C Shares							
Year ended 3-31-2013	15.31	(0.11)[3]	0.11	0.00	—	—	—
Year ended 3-31-2012	21.00	(0.12)[3]	(5.57)	(5.69)	—	—	—
Year ended 3-31-2011	16.25	(0.15)[3]	4.90	4.75	—	—	—
Year ended 3-31-2010	9.75	(0.18)[3]	6.68	6.50	—	—	—
Year ended 3-31-2009	33.47	(0.13)	(19.32)	(19.45)	—	(4.27)	(4.27)
Class E Shares							
Year ended 3-31-2013	17.96	0.01[3]	0.15	0.16	(0.06)	—	(0.06)
Year ended 3-31-2012	24.45	0.01[3]	(6.50)	(6.49)	—	—	—
Year ended 3-31-2011	18.76	(0.02)[3]	5.71	5.69	—	—	—
Year ended 3-31-2010	11.16	(0.07)[3]	7.67	7.60	—	—	—
Year ended 3-31-2009	36.41	(0.06)[3]	(20.98)	(21.04)	—	(4.21)	(4.21)
Class I Shares							
Year ended 3-31-2013	18.19	0.06[3]	0.14	0.20	(0.11)	—	(0.11)
Year ended 3-31-2012	24.69	0.06[3]	(6.56)	(6.50)	—	—	—
Year ended 3-31-2011	18.90	0.02[3]	5.77	5.79	—	—	—
Year ended 3-31-2010	11.22	(0.04)[3]	7.72	7.68	—	—	—
Year ended 3-31-2009	36.74	0.03[3]	(21.19)	(21.16)	(0.04)	(4.32)	(4.36)
Class R Shares							
Year ended 3-31-2013	17.58	(0.05)[3]	0.14	0.09	—	—	—
Year ended 3-31-2012	24.00	(0.05)[3]	(6.37)	(6.42)	—	—	—
Year ended 3-31-2011	18.47	(0.08)[3]	5.61	5.53	—	—	—
Year ended 3-31-2010	11.02	(0.12)[3]	7.57	7.45	—	—	—
Year ended 3-31-2009	36.30	(0.05)[3]	(20.94)	(20.99)	—	(4.29)	(4.29)
Class Y Shares							
Year ended 3-31-2013	18.02	0.02[3]	0.13	0.15	(0.07)	—	(0.07)
Year ended 3-31-2012	24.50	0.03[3]	(6.51)	(6.48)	—	—	—
Year ended 3-31-2011	18.79	(0.01)[3]	5.72	5.71	—	—	—
Year ended 3-31-2010	11.17	(0.06)[3]	7.68	7.62	—	—	—
Year ended 3-31-2009	36.62	0.10	(21.21)	(21.11)	(0.02)	(4.32)	(4.34)

** Not shown due to rounding.*

(1) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(2) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(3) Based on average weekly shares outstanding.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[2]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[2]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2013	$17.84	0.64%	$1,375	1.52%	-0.18%	—%	—%	83%
Year ended 3-31-2012	17.76	-26.61	1,770	1.41	-0.07	—	—	84
Year ended 3-31-2011	24.20	30.11	3,095	1.39	-0.22	—	—	105
Year ended 3-31-2010	18.60	67.87	2,822	1.45	-0.58	—	—	112
Year ended 3-31-2009	11.08	-56.82	1,640	1.40	-0.03	—	—	191
Class B Shares								
Year ended 3-31-2013	15.73	-0.19	69	2.33	-0.97	—	—	83
Year ended 3-31-2012	15.76	-27.21	112	2.20	-0.86	—	—	84
Year ended 3-31-2011	21.65	29.10	198	2.21	-1.05	—	—	105
Year ended 3-31-2010	16.77	66.37	186	2.28	-1.39	—	—	112
Year ended 3-31-2009	10.08	-57.15	117	2.19	-0.83	—	—	191
Class C Shares								
Year ended 3-31-2013	15.31	0.00*	410	2.13	-0.78	—	—	83
Year ended 3-31-2012	15.31	-27.10	603	2.07	-0.73	—	—	84
Year ended 3-31-2011	21.00	29.23	1,072	2.07	-0.91	—	—	105
Year ended 3-31-2010	16.25	66.67	997	2.13	-1.26	—	—	112
Year ended 3-31-2009	9.75	-57.10	539	2.10	-0.74	—	—	191
Class E Shares								
Year ended 3-31-2013	18.06	0.91	7	1.27	0.05	2.21	-0.89	83
Year ended 3-31-2012	17.96	-26.54	7	1.27	0.06	2.03	-0.69	84
Year ended 3-31-2011	24.45	30.33	9	1.27	-0.12	2.18	-1.03	105
Year ended 3-31-2010	18.76	68.10	6	1.27	-0.40	2.55	-1.68	112
Year ended 3-31-2009	11.16	-56.83	2	1.66	-0.29	2.68	-1.31	191
Class I Shares								
Year ended 3-31-2013	18.28	1.14	484	1.05	0.32	—	—	83
Year ended 3-31-2012	18.19	-26.33	1,137	1.02	0.32	—	—	84
Year ended 3-31-2011	24.69	30.64	1,756	1.02	0.12	—	—	105
Year ended 3-31-2010	18.90	68.45	1,074	1.04	-0.21	—	—	112
Year ended 3-31-2009	11.22	-56.60	232	1.05	0.22	—	—	191
Class R Shares								
Year ended 3-31-2013	17.67	0.51	50	1.63	-0.30	—	—	83
Year ended 3-31-2012	17.58	-26.75	66	1.60	-0.26	—	—	84
Year ended 3-31-2011	24.00	29.94	90	1.56	-0.41	—	—	105
Year ended 3-31-2010	18.47	67.60	56	1.57	-0.71	—	—	112
Year ended 3-31-2009	11.02	-56.86	22	1.57	-0.22	—	—	191
Class Y Shares								
Year ended 3-31-2013	18.10	0.93	186	1.27	0.11	1.29	0.09	83
Year ended 3-31-2012	18.02	-26.45	491	1.20	0.14	1.27	0.07	84
Year ended 3-31-2011	24.50	30.39	799	1.20	-0.04	1.27	-0.11	105
Year ended 3-31-2010	18.79	68.22	667	1.20	-0.36	1.29	-0.45	112
Year ended 3-31-2009	11.17	-56.67	278	1.20	0.16	1.28	0.08	191

See Accompanying Notes to Financial Statements.

IVY REAL ESTATE SECURITIES FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2013	$21.27	$ 0.16(3)	$ 2.45	$ 2.61	$(0.15)	$ —	$(0.15)
Year ended 3-31-2012	19.42	0.09(3)	1.82	1.91	(0.06)	—	(0.06)
Year ended 3-31-2011	15.95	0.03(3)	3.62	3.65	(0.18)	—	(0.18)
Year ended 3-31-2010	8.31	0.19(3)	7.64	7.83	(0.19)	—	(0.19)
Year ended 3-31-2009	19.34	0.23	(11.00)	(10.77)	(0.26)	—*	(0.26)
Class B Shares							
Year ended 3-31-2013	20.85	(0.06)(3)	2.38	2.32	—	—	—
Year ended 3-31-2012	19.20	(0.12)(3)	1.77	1.65	—	—	—
Year ended 3-31-2011	15.82	(0.17)(3)	3.57	3.40	(0.02)	—	(0.02)
Year ended 3-31-2010	8.24	0.03(3)	7.56	7.59	(0.01)	—	(0.01)
Year ended 3-31-2009	19.15	0.00	(10.85)	(10.85)	(0.06)	—*	(0.06)
Class C Shares							
Year ended 3-31-2013	21.00	0.01(3)	2.42	2.43	(0.01)	—	(0.01)
Year ended 3-31-2012	19.27	(0.05)(3)	1.78	1.73	—	—	—
Year ended 3-31-2011	15.86	(0.10)(3)	3.59	3.49	(0.08)	—	(0.08)
Year ended 3-31-2010	8.26	0.09(3)	7.60	7.69	(0.09)	—	(0.09)
Year ended 3-31-2009	19.22	0.09	(10.92)	(10.83)	(0.12)	(0.01)	(0.13)
Class E Shares							
Year ended 3-31-2013	21.27	0.14(3)	2.46	2.60	(0.15)	—	(0.15)
Year ended 3-31-2012	19.43	0.10(3)	1.81	1.91	(0.07)	—	(0.07)
Year ended 3-31-2011	15.96	0.03(3)	3.63	3.66	(0.19)	—	(0.19)
Year ended 3-31-2010	8.32	0.19(3)	7.70	7.89	(0.25)	—	(0.25)
Year ended 3-31-2009	19.36	0.18	(11.00)	(10.82)	(0.22)	—*	(0.22)
Class I Shares							
Year ended 3-31-2013	21.37	0.24(3)	2.51	2.75	(0.27)	—	(0.27)
Year ended 3-31-2012	19.52	0.22(3)	1.80	2.02	(0.17)	—	(0.17)
Year ended 3-31-2011	16.00	0.17(3)	3.61	3.78	(0.26)	—	(0.26)
Year ended 3-31-2010	8.34	0.06(3)	7.90	7.96	(0.30)	—	(0.30)
Year ended 3-31-2009	19.43	0.32	(11.03)	(10.71)	(0.37)	(0.01)	(0.38)
Class R Shares							
Year ended 3-31-2013	21.27	0.15(3)	2.44	2.59	(0.13)	—	(0.13)
Year ended 3-31-2012	19.43	0.09(3)	1.81	1.90	(0.06)	—	(0.06)
Year ended 3-31-2011	15.95	(0.01)(3)	3.68	3.67	(0.19)	—	(0.19)
Year ended 3-31-2010	8.31	0.15(3)	7.73	7.88	(0.24)	—	(0.24)
Year ended 3-31-2009	19.35	0.12(3)	(10.86)	(10.74)	(0.29)	(0.01)	(0.30)
Class Y Shares							
Year ended 3-31-2013	21.28	0.23(3)	2.45	2.68	(0.21)	—	(0.21)
Year ended 3-31-2012	19.44	0.16(3)	1.81	1.97	(0.13)	—	(0.13)
Year ended 3-31-2011	15.95	0.10(3)	3.62	3.72	(0.23)	—	(0.23)
Year ended 3-31-2010	8.31	0.26(3)	7.66	7.92	(0.28)	—	(0.28)
Year ended 3-31-2009	19.35	0.26	(10.95)	(10.69)	(0.34)	(0.01)	(0.35)

** Not shown due to rounding.*

(1) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(2) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(3) Based on average weekly shares outstanding.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[2]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[2]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2013	$23.73	12.32%	$341	1.64%	0.71%	1.68%	0.67%	43%
Year ended 3-31-2012	21.27	9.88	276	1.73	0.45	—	—	55
Year ended 3-31-2011	19.42	23.00	247	1.79	0.16	—	—	65
Year ended 3-31-2010	15.95	94.78	178	2.09	1.51	—	—	72
Year ended 3-31-2009	8.31	-56.07	100	1.93	1.41	—	—	42
Class B Shares								
Year ended 3-31-2013	23.17	11.08	7	2.75	-0.29	2.79	-0.33	43
Year ended 3-31-2012	20.85	8.65	7	2.89	-0.62	—	—	55
Year ended 3-31-2011	19.20	21.51	8	3.01	-0.99	—	—	65
Year ended 3-31-2010	15.82	92.14	7	3.53	0.20	—	—	72
Year ended 3-31-2009	8.24	-56.69	4	3.18	0.29	—	—	42
Class C Shares								
Year ended 3-31-2013	23.42	11.50	15	2.35	0.03	2.39	-0.01	43
Year ended 3-31-2012	21.00	9.03	12	2.49	-0.28	—	—	55
Year ended 3-31-2011	19.27	22.07	12	2.56	-0.52	—	—	65
Year ended 3-31-2010	15.86	93.33	9	2.88	0.72	—	—	72
Year ended 3-31-2009	8.26	-56.47	5	2.79	0.57	—	—	42
Class E Shares								
Year ended 3-31-2013	23.72	12.27	2	1.67	0.61	2.27	0.01	43
Year ended 3-31-2012	21.27	9.90	1	1.67	0.50	2.36	-0.19	55
Year ended 3-31-2011	19.43	23.12	1	1.67	0.16	2.52	-0.69	65
Year ended 3-31-2010	15.96	95.63	1	1.67	1.57	3.45	-0.21	72
Year ended 3-31-2009	8.32	-56.07	—*	2.12	1.01	3.33	-0.20	42
Class I Shares								
Year ended 3-31-2013	23.85	12.95	7	1.09	1.06	1.12	1.03	43
Year ended 3-31-2012	21.37	10.46	3	1.15	1.15	—	—	55
Year ended 3-31-2011	19.52	23.84	5	1.16	0.97	—	—	65
Year ended 3-31-2010	16.00	96.35	4	1.27	0.34	—	—	72
Year ended 3-31-2009	8.34	-55.70	1	1.16	2.13	—	—	42
Class R Shares								
Year ended 3-31-2013	23.73	12.23	2	1.71	0.69	1.75	0.65	43
Year ended 3-31-2012	21.27	9.84	1	1.73	0.49	—	—	55
Year ended 3-31-2011	19.43	23.17	1	1.70	-0.05	—	—	65
Year ended 3-31-2010	15.95	95.59	—*	1.73	1.27	—	—	72
Year ended 3-31-2009	8.31	-55.94	—*	1.70	1.04	—	—	42
Class Y Shares								
Year ended 3-31-2013	23.75	12.63	168	1.34	1.06	1.37	1.03	43
Year ended 3-31-2012	21.28	10.24	149	1.39	0.82	—	—	55
Year ended 3-31-2011	19.44	23.51	150	1.39	0.57	—	—	65
Year ended 3-31-2010	15.95	96.18	109	1.41	2.09	—	—	72
Year ended 3-31-2009	8.31	-55.78	54	1.39	1.77	—	—	42

See Accompanying Notes to Financial Statements.

IVY SCIENCE AND TECHNOLOGY FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Distributions From Return of Capital	Total Distributions
Class A Shares								
Year ended 3-31-2013	$33.54	$(0.27)(3)	$ 6.71	$ 6.44	$—	$(0.19)	$ —	$(0.19)
Year ended 3-31-2012	35.09	(0.32)(3)	0.93	0.61	—	(2.16)	—	(2.16)
Year ended 3-31-2011	29.35	(0.25)(3)	6.39	6.14	—	(0.40)	—	(0.40)
Year ended 3-31-2010	21.07	(0.07)(3)	8.52	8.45	—	(0.17)	—	(0.17)
Year ended 3-31-2009	27.87	(0.10)	(5.54)	(5.64)	—	(1.15)	(0.01)	(1.16)
Class B Shares								
Year ended 3-31-2013	29.69	(0.48)(3)	5.90	5.42	—	(0.19)	—	(0.19)
Year ended 3-31-2012	31.58	(0.53)(3)	0.77	0.24	—	(2.13)	—	(2.13)
Year ended 3-31-2011	26.62	(0.47)(3)	5.75	5.28	—	(0.32)	—	(0.32)
Year ended 3-31-2010	19.19	(0.31)(3)	7.74	7.43	—	—	—	—
Year ended 3-31-2009	25.68	(0.29)	(5.13)	(5.42)	—	(1.07)	—*	(1.07)
Class C Shares								
Year ended 3-31-2013	30.57	(0.47)(3)	6.08	5.61	—	(0.19)	—	(0.19)
Year ended 3-31-2012	32.41	(0.51)(3)	0.80	0.29	—	(2.13)	—	(2.13)
Year ended 3-31-2011	27.29	(0.44)(3)	5.91	5.47	—	(0.35)	—	(0.35)
Year ended 3-31-2010	19.65	(0.26)(3)	7.93	7.67	—	(0.03)	—	(0.03)
Year ended 3-31-2009	26.21	(0.19)	(5.28)	(5.47)	—	(1.08)	(0.01)	(1.09)
Class E Shares								
Year ended 3-31-2013	33.48	(0.29)(3)	6.74	6.45	—	(0.19)	—	(0.19)
Year ended 3-31-2012	35.04	(0.33)(3)	0.92	0.59	—	(2.15)	—	(2.15)
Year ended 3-31-2011	29.33	(0.26)(3)	6.38	6.12	—	(0.41)	—	(0.41)
Year ended 3-31-2010	21.05	(0.06)(3)	8.52	8.46	—	(0.18)	—	(0.18)
Year ended 3-31-2009	27.76	(0.10)(3)	(5.56)	(5.66)	—	(1.04)	(0.01)	(1.05)
Class I Shares								
Year ended 3-31-2013	35.88	(0.17)(3)	7.20	7.03	—	(0.19)	—	(0.19)
Year ended 3-31-2012	37.36	(0.23)(3)	1.01	0.78	—	(2.26)	—	(2.26)
Year ended 3-31-2011	31.16	(0.16)(3)	6.80	6.64	—	(0.44)	—	(0.44)
Year ended 3-31-2010	22.33	0.01(3)	9.05	9.06	—	(0.23)	—	(0.23)
Year ended 3-31-2009	29.35	0.08(3)	(5.92)	(5.84)	—	(1.17)	(0.01)	(1.18)
Class R Shares								
Year ended 3-31-2013	33.32	(0.36)(3)	6.65	6.29	—	(0.19)	—	(0.19)
Year ended 3-31-2012	34.93	(0.40)(3)	0.92	0.52	—	(2.13)	—	(2.13)
Year ended 3-31-2011	29.27	(0.32)(3)	6.37	6.05	—	(0.39)	—	(0.39)
Year ended 3-31-2010	21.02	(0.13)(3)	8.52	8.39	—	(0.14)	—	(0.14)
Year ended 3-31-2009	27.81	(0.05)(3)	(5.60)	(5.65)	—	(1.13)	(0.01)	(1.14)
Class Y Shares								
Year ended 3-31-2013	35.03	(0.26)(3)	7.02	6.76	—	(0.19)	—	(0.19)
Year ended 3-31-2012	36.54	(0.31)(3)	0.98	0.67	—	(2.18)	—	(2.18)
Year ended 3-31-2011	30.54	(0.23)(3)	6.65	6.42	—	(0.42)	—	(0.42)
Year ended 3-31-2010	21.90	(0.04)(3)	8.87	8.83	—	(0.19)	—	(0.19)
Year ended 3-31-2009	28.87	(0.10)	(5.71)	(5.81)	—	(1.15)	(0.01)	(1.16)

** Not shown due to rounding.*

(1) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(2) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(3) Based on average weekly shares outstanding.

	Net Asset Value, End of Period	Total Return(1)	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver(2)	Ratio of Net Investment Loss to Average Net Assets Excluding Expense Waiver(2)	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2013	$39.79	19.28%	$759	1.37%	-0.79%	—%	—%	43%
Year ended 3-31-2012	33.54	3.01	549	1.39	-1.02	—	—	51
Year ended 3-31-2011	35.09	21.09	568	1.40	-0.83	—	—	47
Year ended 3-31-2010	29.35	40.13	437	1.50	-0.28	—	—	59
Year ended 3-31-2009	21.07	-19.86	245	1.50	-0.21	—	—	46
Class B Shares								
Year ended 3-31-2013	34.92	18.37	40	2.17	-1.59	—	—	43
Year ended 3-31-2012	29.69	2.15	32	2.24	-1.86	—	—	51
Year ended 3-31-2011	31.58	19.98	31	2.29	-1.72	—	—	47
Year ended 3-31-2010	26.62	38.72	24	2.51	-1.29	—	—	59
Year ended 3-31-2009	19.19	-20.71	15	2.56	-1.30	—	—	46
Class C Shares								
Year ended 3-31-2013	35.99	18.47	278	2.07	-1.50	—	—	43
Year ended 3-31-2012	30.57	2.25	219	2.13	-1.76	—	—	51
Year ended 3-31-2011	32.41	20.17	230	2.15	-1.58	—	—	47
Year ended 3-31-2010	27.29	39.05	183	2.28	-1.07	—	—	59
Year ended 3-31-2009	19.65	-20.51	98	2.30	-1.04	—	—	46
Class E Shares								
Year ended 3-31-2013	39.74	19.31	9	1.43	-0.85	1.91	-1.33	43
Year ended 3-31-2012	33.48	3.00	6	1.43	-1.06	2.01	-1.64	51
Year ended 3-31-2011	35.04	21.03	6	1.43	-0.87	2.08	-1.52	47
Year ended 3-31-2010	29.33	40.21	4	1.43	-0.24	2.56	-1.37	59
Year ended 3-31-2009	21.05	-20.05	2	1.76	-0.43	2.69	-1.36	46
Class I Shares								
Year ended 3-31-2013	42.72	19.70	322	1.04	-0.46	—	—	43
Year ended 3-31-2012	35.88	3.37	186	1.06	-0.69	—	—	51
Year ended 3-31-2011	37.36	21.48	182	1.07	-0.50	—	—	47
Year ended 3-31-2010	31.16	40.65	122	1.11	0.02	—	—	59
Year ended 3-31-2009	22.33	-19.50	19	1.07	0.34	—	—	46
Class R Shares								
Year ended 3-31-2013	39.42	18.96	56	1.64	-1.07	—	—	43
Year ended 3-31-2012	33.32	2.76	42	1.64	-1.27	—	—	51
Year ended 3-31-2011	34.93	20.83	35	1.61	-1.06	—	—	47
Year ended 3-31-2010	29.27	39.95	19	1.64	-0.48	—	—	59
Year ended 3-31-2009	21.02	-19.95	6	1.62	-0.22	—	—	46
Class Y Shares								
Year ended 3-31-2013	41.60	19.40	552	1.29	-0.71	—	—	43
Year ended 3-31-2012	35.03	3.10	399	1.30	-0.93	—	—	51
Year ended 3-31-2011	36.54	21.18	445	1.31	-0.74	—	—	47
Year ended 3-31-2010	30.54	40.36	352	1.35	-0.13	—	—	59
Year ended 3-31-2009	21.90	-19.74	193	1.33	-0.03	—	—	46

See Accompanying Notes to Financial Statements.

1. ORGANIZATION

Ivy Funds, a Delaware statutory trust (the “Trust”), is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management investment company. Ivy Asset Strategy Fund, Ivy Asset Strategy New Opportunities Fund, Ivy Balanced Fund, Ivy Energy Fund, Ivy Global Natural Resources Fund, Ivy Real Estate Securities Fund and Ivy Science and Technology Fund (each, a “Fund”) are seven series of the Trust and are the only series of the Trust included in these financial statements. The investment objective(s), policies and risk factors of each Fund are described more fully in the Funds’ Prospectus and Statement of Additional Information. Each Fund’s investment manager is Ivy Investment Management Company (“IICO” or the “Manager”).

Each Fund offers Class A, Class B, Class C, Class I, Class Y, and Class R shares. Certain Funds may also offer Class E shares. Class A and Class E shares are sold at their offering price, which is normally net asset value plus a front-end sales charge. Class B and Class C shares are sold without a front-end sales charge, but may be subject to a contingent deferred sales charge (“CDSC”). Class I, Class R and Class Y shares are sold without either a front-end sales charge or a CDSC. All classes of shares have identical rights and voting privileges with respect to the Fund in general and exclusive voting rights on matters that affect that class alone. Net investment income, net assets and net asset value per share may differ due to each class having its own expenses, such as transfer agent and shareholder servicing fees, directly attributable to that class. Class A, B, C, E, R and Y have a distribution and service plan. Class I shares are not included in the plan. Class B shares will automatically convert to Class A shares 96 months after the date of purchase.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies consistently followed by each Fund.

Security Transactions and Related Investment Income. Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Realized gains and losses are calculated on the identified cost basis. Interest income is recorded on the accrual basis and includes paydown gain (loss) and accretion of discounts and amortization of premiums. Dividend income is recorded on the ex-dividend date, except certain dividends from foreign securities where the ex-dividend date may have passed, which are recorded as soon as the Fund is informed of the ex-dividend date. All or a portion of the distributions received from a real estate investment trust or publicly traded partnership may be designated as a reduction of cost of the related investment and/or realized gain.

Foreign Currency Translation. Each Fund’s accounting records are maintained in U.S. dollars. All assets and liabilities denominated in foreign currencies are translated into U.S. dollars daily, using foreign exchange rates obtained from an independent pricing service authorized by the Board of Trustees of the Trust (the “Board”). Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translation arise from changes in currency exchange rates. Each Fund combines fluctuations from currency exchange rates and fluctuations in market value when computing net realized gain (loss) and net change in unrealized appreciation (depreciation) on investments. Foreign exchange rates are valued as of the close of the New York Stock Exchange (“NYSE”), normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

Allocation of Income, Expenses, Gains and Losses. Income, expenses (other than those attributable to a specific class), gains and losses are allocated on a daily basis to each class of shares based upon the relative proportion of net assets represented by such class. Operating expenses directly attributable to a specific class are charged against the operations of that class.

It is the policy of each Fund to distribute all of its taxable income and capital gains to its shareholders and otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, each Fund intends to pay distributions as required to avoid imposition of excise tax. Accordingly, no provision has been made for Federal income taxes. Management of the Trust periodically reviews all tax positions to assess that it is more likely than not that the position would be sustained upon examination by the relevant tax authority based on the technical merits of each position. As of and for the year ended March 31, 2013, management believes that no liability for unrecognized tax positions is required. The Funds are subject to examination by U.S. federal and state authorities for returns filed for tax years after 2008.

Dividends and Distributions to Shareholders. Dividends and distributions to shareholders are recorded by each Fund on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America (“U.S. GAAP”). If the total dividends and distributions made in any tax year exceeds net investment income and accumulated realized capital gains, a portion of the total distribution may be treated as a tax return of capital.

Segregation and Collateralization. In cases in which the 1940 Act and the interpretive positions of the Securities and Exchange Commission (“SEC”) require that a Fund either deliver collateral or segregate assets in connection with certain investments (e.g., dollar rolls, financial futures contracts, foreign currency exchange contracts, options written, securities with extended settlement periods and swaps), the Fund will segregate collateral or designate on its books and records cash or other liquid securities having a market value at least equal to the amount that is required to be physically segregated for the benefit of the counterparty. Furthermore, based on requirements and agreements with certain exchanges and third party broker-dealers, each party has requirements to deliver/deposit cash or securities as collateral for certain investments. Certain countries require that cash reserves be held while investing in companies incorporated in that country. These cash reserves and cash collateral that has been pledged to cover obligations of the Funds under derivative contracts, if any, will be reported separately on the Statement of Assets and Liabilities as “Restricted cash.” Securities collateral pledged for the same purpose, if any, is noted on the Schedule of Investments.

Concentration of Market and Credit Risk. In the normal course of business, the Funds invest in securities and enter into transactions where risks exist due to fluctuations in the market (market risk) or failure of the issuer of a security to meet all its obligations (issuer credit risk). The value of securities held by the Funds may decline in response to certain events, including those directly involving the issuers whose securities are owned by the Funds; conditions affecting the general economy; overall market changes; local, regional or global political, social or economic instability; and currency and interest rate and price fluctuations. Similar to issuer credit risk, the Funds may be exposed to counterparty credit risk, or the risk that an entity with which the Funds have unsettled or open transactions may fail to or be unable to perform on its commitments. The Funds manage counterparty credit risk by entering into transactions only with counterparties that they believe have the financial resources to honor their obligations and by monitoring the financial stability of those counterparties. Financial assets, which potentially expose the Funds to market, issuer and counterparty credit risks, consist principally of financial instruments and receivables due from counterparties. The extent of the Funds' exposure to market, issuer and counterparty credit risks with respect to these financial assets is generally approximated by their value recorded on the Funds' Statement of Assets and Liabilities, less any collateral held by the Funds.

Certain Funds may hold high-yield and/or non-investment-grade bonds, which may be subject to a greater degree of credit risk. Credit risk relates to the ability of the issuer to meet interest or principal payments or both as they become due. The Funds may acquire securities in default and are not obligated to dispose of securities whose issuers subsequently default.

Certain Funds may enter into financial instrument transactions (such as swaps, futures, options and other derivatives) that may have off-balance sheet market risk. Off-balance sheet market risk exists when the maximum potential loss on a particular financial instrument is greater than the value of such financial instrument, as reflected on the Statement of Assets and Liabilities.

If a Fund invests directly in foreign currencies or in securities that trade in, and receive revenues in, foreign currencies, or in financial derivatives that provide exposure to foreign currencies, it will be subject to the risk that those currencies will decline in value relative to the base currency of the Fund, or, in the case of hedging positions, that the Fund's base currency will decline in value relative to the currency being hedged. Currency rates in foreign countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, intervention (or the failure to intervene) by U.S. or foreign governments, central banks or supranational entities such as the International Monetary Fund, or by the imposition of currency controls or other political developments in the United States or abroad.

Refer to the Fund's Prospectus and Statement of Additional Information for more information regarding the risks associated with owning shares in the Funds.

Inflation-Indexed Bonds Certain Funds may invest in inflation-indexed bonds. Inflation-indexed bonds are fixed-income securities whose principal value is periodically adjusted to the rate of inflation. The interest rate on these bonds is generally fixed at issuance at a rate lower than typical bonds. Over the life of an inflation-indexed bond, however, interest will be paid based on a principal value, which is adjusted for inflation. Any increase or decrease in the principal amount of an inflation-indexed bond will be included as interest income on the Statement of Operations, even though investors do not receive their principal until maturity.

Interest Only Obligations. These securities entitle the owner to receive only the interest portion from a bond, Treasury note or pool of mortgages. These securities are generally created by a third party separating a bond or pool of mortgages into distinct interest-only and principal-only securities. As the principal (par) amount of a bond or pool of mortgages is paid down, the amount of interest income earned by the owner will decline as well.

Payment In-Kind Securities Certain Funds may invest in payment in-kind securities. Payment in-kind securities ("PIKs") give the issuer the option at each interest payment date of making interest payments in either cash or additional debt securities. Those additional debt securities usually have the same terms, including maturity dates and interest rates, and associated risks as the original bonds. The daily market quotations of the original bonds may include the accrued interest (referred to as a dirty price) and require a pro-rata adjustment from the unrealized appreciation or depreciation on investments to interest receivable on the Statement of Assets and Liabilities.

Securities on a When-Issued or Delayed Delivery Basis. Certain Funds may purchase securities on a "when-issued" basis, and may purchase or sell securities on a "delayed delivery" basis. "When-issued" or "delayed delivery" refers to securities whose terms and indenture are available and for which a market exists, but which are not available for immediate delivery. Delivery and payment for securities that have been purchased by a Fund on a when-issued basis normally take place within six months and possibly as long as two years or more after the trade date. During this period, such securities do not earn interest, are subject to market fluctuation and may increase or decrease in value prior to their delivery. The purchase of securities on a when-issued basis may increase the volatility of a Fund's net asset value to the extent the Fund executes such transactions while remaining substantially fully invested. When a Fund engages in when-issued or delayed delivery transactions, it relies on the buyer or seller, as the case may be, to complete the transaction. Their failure to do so may cause the Fund to lose the opportunity to obtain or dispose of the security at a price and yield IICO, or the Fund's investment subadviser, as applicable, consider advantageous. The Fund maintains internally designated assets with a market value equal to or greater than the amount of its purchase commitments. The Fund may also sell securities that it purchased on a when-issued or delayed delivery basis prior to settlement of the original purchase.

Senior Loans. Certain Funds may invest in senior secured corporate loans ("senior loans") either as an original lender or as a purchaser of a loan assignment or a participation interest in a loan. Senior loans are generally made to U.S. and foreign borrowers that are corporations, partnerships, or other business entities. Senior loans are generally readily marketable, but some loans may be illiquid or may be subject to some restrictions on resale.

Certain senior loans contain provisions that obligate a Fund to fund future commitments at the borrower's discretion. At March 31, 2013, there were no such unfunded commitments.

Custodian Fees. "Custodian fees" on the Statement of Operations may include interest expense incurred by a Fund on any cash overdrafts of its custodian account during the period. Such cash overdrafts may result from the effects of failed trades in portfolio securities and from cash outflows resulting from unanticipated shareholder redemption activity. A Fund pays interest to its custodian on such cash overdrafts, to the extent they are not offset by positive cash balances maintained by that Fund. The "Earnings credit" line item, if shown, represents earnings on cash balances maintained by that Fund during the period. Such interest expense and other custodian fees may be paid with these earnings.

Trustees and Chief Compliance Officer Fees. Fees paid to the Trustees can be paid in cash or deferred to a later date, at the election of the Trustee according to the Deferred Fee Agreement entered into between the Trust and the Trustee(s). Each Fund records its portion of the deferred fees as a liability on the Statement of Assets and Liabilities. All fees paid in cash plus any appreciation (depreciation) in the underlying deferred plan are shown on the Statement of Operations. Additionally, fees paid to the office of the Chief Compliance Officer of the Funds are shown on the Statement of Operations.

Indemnifications. The Trust's organizational documents provide current and former Trustees and Officers with a limited indemnification against liabilities arising in connection with the performance of their duties to the Trust. In the normal course of business, the Trust may also enter into contracts that provide general indemnification. The Trust's maximum exposure under these arrangements is unknown and is dependent on future claims that may be made against the Trust. The risk of material loss from such claims is considered remote.

New Accounting Pronouncements. In December 2011, the Financial Accounting Standards Board ("FASB") issued an Accounting Standards Update ("ASU") to enhance disclosures requiring improved information about financial instruments and derivative instruments that are subject to offsetting ("netting") on the Statement of Assets and Liabilities. This information will enable users of the entity's financial statements to evaluate the effect or potential effect of netting arrangements on the entity's financial position. The ASU is effective prospectively during interim or annual periods beginning on or after January 1, 2013. At this time, management is evaluating the implications of these changes on the financial statements.

Estimates. The preparation of financial statements in accordance with U.S, GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

Subsequent Events. Management has performed a review for subsequent events through the date this report was issued.

3. INVESTMENT VALUATION AND FAIR VALUE MEASUREMENTS

Each Fund's investments are reported at fair value. Fair value is defined as the price that each Fund would receive upon selling an asset or would pay upon satisfying a liability in an orderly transaction between market participants at the measurement date. Each Fund calculates the Net Asset Value ("NAV") of its shares as of the close of the NYSE, normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

For purposes of calculating the NAV, the portfolio securities and other assets are valued on each business day using pricing and valuation methods as adopted by the Board. Where market quotes are readily available, fair market value is generally determined on the basis of last reported sales prices, or if no sales are reported, based on quotes obtained from a quotation reporting system, established market makers, or pricing services.

Prices for fixed-income securities are typically based on quotes that are obtained from an independent pricing service authorized by the Board. To determine values of fixed-income securities, the independent pricing service utilizes such factors as current quotations by broker/dealers, coupon, maturity, quality, type of issue, trading characteristics, and other yield and risk factors it deems relevant in determining valuations. Securities that cannot be valued by the independent pricing service may be valued using quotes obtained from dealers that make markets in the securities.

Short-term securities with maturities of 60 days or less are valued on the basis of amortized cost (which approximates market value), whereby a portfolio security is valued at its cost initially, and thereafter valued to reflect a constant amortization to maturity of any discount or premium.

Because many foreign markets close before the NYSE, events may occur between the close of the foreign market and the close of the NYSE that could have a material impact on the valuation of foreign securities. Waddell & Reed Services Company ("WRSCO"), pursuant to procedures adopted by the Board, evaluates the impact of these events and may adjust the valuation of foreign securities to reflect the fair value as of the close of the NYSE. In addition, all securities for which market values are not readily available or are deemed unreliable are appraised at fair value as determined in good faith under the supervision of the Board.

Where market quotes are not readily available, portfolio securities or assets are valued at fair value, as determined in good faith by the Board or WRSCO pursuant to instructions from the Board.

Market quotes are considered not readily available in circumstances where there is an absence of current or reliable market-based data (e.g., trade information or broker quotes), including where events occur after the close of the relevant market, but prior to the NYSE close, that materially affect the values of a Fund's securities or assets. In addition, market quotes are considered not readily available when, due to extraordinary circumstances, the exchanges or markets on which the securities trade do not open for trading for the entire day and no other market prices are available.

The Board has delegated to WRSCO, the responsibility for monitoring significant events that may materially affect the values of a Fund's securities or assets and for determining whether the value of the applicable securities or assets should be re-evaluated in light of such significant events. WRSCO has established a Valuation Committee to administer and oversee the valuation process, including the use of third party pricing vendors.

The Board has adopted methods for valuing securities and other assets in circumstances where market quotes are not readily available. For instances in which daily market quotes are not readily available, investments may be valued, pursuant to guidelines established by the Board, with reference to other securities or indices. In the event that the security or asset cannot be valued pursuant to one of the valuation methods established by the Board, the value of the security or asset will be determined in good faith by the Valuation Committee and appropriate consultation with the Board.

When a Fund uses these fair valuation methods applied by WRSCO that use significant unobservable inputs to determine its NAV, securities will be priced by a method that the Board or persons acting at their direction believe accurately reflects fair value and are categorized as Level 3 of the fair value hierarchy. These methods may require subjective determinations about the value of a security. While the Trust's policy is intended to result in a calculation of a Fund's NAV that fairly reflects security values as of the time of pricing, the Trust cannot guarantee that values determined by the Board or persons acting at their direction would accurately reflect the price that a Fund could obtain for a security if it were to dispose of that security as of the time of pricing (for instance, in a forced or distressed sale). The prices used by a Fund may differ from the value that would be realized if the securities were sold.

WRSCO is responsible for monitoring the implementation of the pricing and valuation policies through a series of activities to provide reasonable comfort of the accuracy of prices including: 1) periodic vendor due diligence meetings to review methodologies, new developments, and process at vendors, 2) daily and monthly multi-source pricing comparisons reviewed and submitted to the Valuation Committee, and 3) daily review of unpriced, stale, and variance reports with exceptions reviewed by management and the Valuation Committee.

Accounting standards establish a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity's own assumptions about the factors that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

An individual investment's fair value measurement is assigned a level based upon the observability of the inputs which are significant to the overall valuation.

The three-tier hierarchy of inputs is summarized as follows:

- Level 1 – Observable input such as quoted prices, available in active markets, for identical assets or liabilities.
- Level 2 – Significant other observable inputs, which may include, but are not limited to, quoted prices for similar assets or liabilities in markets that are active, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liabilities (such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates) or other market corroborated inputs.
- Level 3 – Significant unobservable inputs based on the best information available in the circumstances, to the extent observable inputs are not available, which may include assumptions made by the Board or persons acting at their direction that are used in determining the fair market value of investments.

A description of the valuation techniques applied to the Funds' major classes of assets and liabilities measured at fair value on a recurring basis follows:

Asset-Backed Securities and Mortgage-Backed Securities. The fair value of asset-backed securities and mortgage-backed securities are estimated using recently executed transactions and based on models that consider the estimated cash flows of each debt tranche of the issuer, establish a benchmark yield, and develop an estimated tranche specific spread to the benchmark yield based on the unique attributes of the tranche including, but not limited to, the prepayment speed assumptions and attributes of the collateral. To the extent the inputs are observable and timely, the values would be categorized in Level 2 of the fair value hierarchy, and otherwise they would be categorized as Level 3.

Bank Loans. Bank loans are valued using a price or composite price from one or more brokers or dealers as obtained from an independent pricing service. The fair value of bank loans is estimated using recently executed transactions, market price quotations, credit/market events, and cross-asset pricing. Inputs are generally observable market inputs obtained from independent sources. Bank loans are generally categorized in Level 2 of the fair value hierarchy, unless key inputs are unobservable in which case they would be categorized as Level 3.

Bullion. The fair value of bullion is at the last settlement price at the end of each day on the board of trade or exchange upon which they are traded and are categorized in Level 1 of the fair value hierarchy.

Corporate Bonds. The fair value of corporate bonds is estimated using various techniques, which consider recently executed transactions in securities of the issuer or comparable issuers, market price quotations (where observable), bond spreads, fundamental data relating to the issuer, and credit default swap spreads adjusted for any basis difference between cash and derivative instruments. While most corporate bonds are categorized in Level 2 of the fair value hierarchy, in instances where lower relative weight is placed on transaction prices, quotations, or similar observable inputs, they are categorized in Level 3 of the fair value hierarchy.

Derivative Instruments. Forward foreign currency contracts are valued based upon the closing prices of the forward currency rates determined at the close of the NYSE. Swaps are valued by an independent pricing service unless the price is unavailable, in which case they are valued at the price provided by a dealer in that security. Futures contracts traded on an exchange are generally valued at the settlement price. Listed options are ordinarily valued at the mean of the last bid and ask price provided by an independent pricing service unless the price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer. Over-the-counter ("OTC") options are ordinarily valued at the mean of the last bid and ask price provided by an independent pricing service for a comparable listed option unless such a price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer. If no comparable listed option exists from which to obtain a price from an independent pricing service and a quotation cannot be obtained from a broker-dealer, the OTC option will be valued using a model reasonably designed to provide a current market price.

Listed derivatives that are actively traded are valued based on quoted prices from the exchange and are categorized in Level 1 of the fair value hierarchy. OTC derivative contracts include forward foreign currency contracts, swap agreements, and option contracts related to interest rates, foreign currencies, credit standing of reference entities, equity prices, or commodity prices. Depending on the product and the terms of the transaction, the fair value of the OTC derivative products are modeled taking into account the counterparties' creditworthiness and using a series of techniques, including simulation models. Many pricing models do not entail material subjectivity because the methodologies employed do not necessitate significant judgments and the pricing inputs are observed from actively quoted markets, as is the case with interest rate swap and option contracts. A substantial majority of OTC derivative products valued using pricing models fall into this category and are categorized within Level 2 of the fair value hierarchy.

Equity Securities. Equity securities traded on U.S. or foreign securities exchanges or included in a national market system are valued at the official closing price at the close of each business day unless otherwise stated below. OTC equity securities and listed securities for which no price is readily available are valued at the average of the last bid and asked prices.

Mutual funds, including investment funds, typically are valued at the NAV reported as of the valuation date.

Securities that are stated at the last reported sales price or closing price on the day of valuation taken from the primary exchange where the security is principally traded and to the extent these securities are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy.

Foreign securities, for which the primary trading market closes at the same time or after the NYSE, are valued based on quotations from the primary market in which they are traded and categorized in Level 1. Because many foreign securities markets and exchanges close prior to the close of the NYSE, closing prices for foreign securities in those markets or on those exchanges do not reflect the events that occur after that close. Certain foreign securities may be fair valued using a pricing service that considers the correlation of the trading patterns of the foreign security to the intra-day trading in the U.S. markets for investments such as American Depositary Receipts, financial futures, Exchange Traded Funds, and the movement of certain indices of securities based on a statistical analysis of their historical relationship; such valuations generally are categorized in Level 2.

Preferred stock, repurchase agreements, and other equities traded on inactive markets or valued by reference to similar instruments are also generally categorized in Level 2.

Municipal Bonds. Municipal bonds are fair valued based on pricing models that take into account, among other factors, information received from market makers and broker-dealers, current trades, bid-wants lists, offerings, market movements, the callability of the bond, state of issuance, benchmark yield curves, and bond insurance. To the extent that these inputs are observable and timely, the fair values of municipal bonds would be categorized as Level 2; otherwise the fair values would be categorized as Level 3.

Restricted Securities. Restricted securities that are deemed to be both Rule 144A securities and illiquid, as well as restricted securities held in non-public entities are included in Level 3 of the fair value hierarchy because they trade infrequently, and, therefore, the inputs are unobservable. Restricted securities that are valued at a discount to similar publicly traded securities may be categorized as Level 2 of the fair value hierarchy to the extent that the discount is considered to be insignificant to the fair value measurement in its entirety; otherwise they may be categorized as Level 3.

U.S. Government and Agency Securities. U.S. government and agency securities are normally valued using a model that incorporates market observable data such as reported sales of similar securities, broker quotes, yields, bids, offers, quoted market prices, and reference data. Accordingly, U.S. government and agency securities are normally categorized in Level 1 or 2 of the fair value hierarchy depending on the liquidity and transparency of the market.

Transfers from Level 2 to Level 3 occurred generally due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred generally due to the increased availability of observable market data due to increased market activity or information. Transfers in and out of Level 3 represent the value at the later of the beginning of the period or the purchase date of the security.

For fair valuations using unobservable inputs, U.S. GAAP requires a reconciliation of the beginning to ending balances for reported fair values that presents changes attributable to total realized and unrealized gains or losses, purchases and sales, and transfers in or out of the Level 3 category during the period. The end of period timing recognition is used for the transfers between Levels of the Funds' assets and liabilities. In accordance with the requirements of U.S. GAAP, a fair value hierarchy and Level 3 reconciliation, if any, have been included in the Notes to the Schedule of Investments for each respective Fund.

Net realized gain (loss) and net unrealized appreciation (depreciation), shown on the reconciliation of Level 3 investments if applicable, are included on the Statement of Operations in net realized gain (loss) on investments in unaffiliated securities and in net change in unrealized appreciation (depreciation) on investments in unaffiliated securities, respectively. Additionally, the net change in unrealized appreciation for all Level 3 investments still held as of March 31, 2013, if applicable, is included on the Statement of Operations in net change in unrealized appreciation (depreciation) on investments in unaffiliated securities.

The Funds may own different types of assets that are classified as Level 2 or Level 3. Assets classified as Level 2 can have a variety of observable inputs, including, but not limited to, benchmark yields, reported trades, broker quotes, benchmark securities, and bid/offer quotations. These observable inputs are collected and utilized, primarily by an independent pricing service, in different evaluated pricing approaches depending upon the specific asset to determine a value.

4. DERIVATIVE INSTRUMENTS ($ amounts in thousands unless indicated otherwise)

The following disclosures contain information on why and how the Funds use derivative instruments, the associated risks of investing in derivative instruments, and how derivative instruments affect the Funds' financial positions and results of operations when presented by primary underlying risk exposure.

Forward Foreign Currency Contracts. Certain Funds may enter into forward foreign currency contracts ("forward contracts") for the purchase or sale of a foreign currency at a negotiated rate at a future date. Forward contracts are reported on a schedule following the Schedule of Investments. Forward contracts will be valued daily based upon the closing prices of the forward currency rates determined at the close of the NYSE as provided by a bank, dealer or independent pricing service. The resulting unrealized appreciation and depreciation is reported on the Statement of Assets and Liabilities as a receivable or payable and on the Statement of Operations within the change in unrealized appreciation (depreciation). At contract close, the difference between the original cost of the contract and the value at the close date is recorded as a realized gain (loss) on the Statement of Operations.

Risks to a Fund related to the use of such contracts include both market and credit risk. Market risk is the risk that the value of the forward contract will depreciate due to unfavorable changes in the exchange rates. Credit risk arises from the possibility that the counterparty will default. If the counterparty defaults, a Fund's maximum loss will consist of the aggregate unrealized gain on appreciated contracts that is not collateralized.

Futures Contracts. Certain Funds may engage in buying and selling futures contracts. Upon entering into a futures contract, the Fund is required to deposit, in a segregated account, an amount equal to a varying specified percentage of the contract amount. This amount is known as the initial margin. Subsequent payments (variation margins) are made or received by the Fund each day, dependent on the daily fluctuations in the value of the underlying debt security or index.

Futures contracts are reported on a schedule following the Schedule of Investments. Securities held in collateralized accounts to cover initial margin requirements on open futures contracts are identified on the Schedule of Investments. Cash held by the broker to cover initial margin requirements on open futures contracts and the receivable and/or payable for the daily mark to market for the variation margin are noted on the Statement of Assets and Liabilities. The net change in unrealized appreciation (depreciation) is reported on the Statement of Operations. Realized gains (losses) are reported on the Statement of Operations at the closing or expiration of futures contracts.

Risks of entering into futures contracts include the possibility of loss of securities or cash held as collateral, that there may be an illiquid market where the Fund is unable to close the contract or enter into an offsetting position and, if used for hedging purposes, the risk that the price of the contract will correlate imperfectly with the prices of the Fund's securities.

Option Contracts. Options purchased by a Fund are accounted for in the same manner as marketable portfolio securities. The cost of portfolio securities acquired through the exercise of call options is increased by the premium paid to purchase the call. The proceeds from securities sold through the exercise of put options are decreased by the premium paid to purchase the put.

When a Fund writes (sells) an option, an amount equal to the premium received by the Fund is recorded as a liability. The amount of the liability is subsequently adjusted to reflect the current market value of the option written. When an option expires on its stipulated expiration date or a Fund enters into a closing purchase transaction, the Fund realizes a gain (or loss if the cost of a closing purchase transaction exceeds the premium received when the call option was sold), and the liability related to such option is extinguished. When a call option is exercised, the premium is added to the proceeds from the sale of the underlying security in determining whether a Fund has realized a gain or loss. For each Fund, when a written put is exercised, the cost basis of the securities purchased by a Fund is reduced by the amount of the premium received.

Investments in options, whether purchased or written, involve certain risks. Writing put options and purchasing call options may increase a Fund's exposure to the underlying security (or basket of securities). With written options, there may be times when a Fund will be required to purchase or sell securities to meet its obligation under the option contract where the required action is not beneficial to the Fund, due to unfavorable movement of the market price of the underlying security (or basket of securities). Additionally, to the extent a Fund enters into OTC option transactions with counterparties, the Fund will be exposed to the risk that counterparties to these OTC transactions will be unable to meet their obligations under the terms of the transaction.

Swap Agreements. Certain Funds may invest in swap agreements.

Total return swaps involve a commitment to pay periodic interest payments in exchange for a market-linked return based on a security or a basket of securities representing a variety of securities or a particular index. To the extent the total return of the security, index or other financial measure underlying the transaction exceeds or falls short of the offsetting interest rate obligation, the Fund will receive a payment from or make a payment to the counterparty.

The creditworthiness of firms with which a Fund enters into a swap agreement is monitored by IICO. If a firm's creditworthiness declines, the value of the agreement would likely decline, potentially resulting in losses. If a default occurs by the counterparty to such a transaction, the Fund will have contractual remedies pursuant to the agreement related to the transaction. The maximum loss a Fund may incur consists of the aggregate unrealized gain on appreciated contracts that is not collateralized.

Collateral. A Fund may mitigate credit risk through credit support annexes ("CSA") included with an International Swaps and Derivatives Association, Inc. ("ISDA") Master Agreement, which is the standard contract governing most derivative transactions between the Fund and each of its counterparties. The CSA allows the Fund and its counterparty to offset certain derivative financial instruments' payables and/or receivables with collateral, which is generally held by the Fund's custodian. The amount of collateral moved to/from applicable counterparties is based upon minimum transfer amounts specified in the CSA. To the extent amounts due to the Fund from its counterparties are not fully collateralized contractually or otherwise, the Fund bears the risk of loss from counterparty non-performance. See Note 2 "Segregation and Collateralization" for additional information with respect to collateral practices.

Additional Disclosure Related to Derivative Instruments

Fair values of derivative instruments as of March 31, 2013:

		Assets		Liabilities	
Fund	Type of Risk Exposure	Statement of Assets & Liabilities Location	Value	Statement of Assets & Liabilities Location	Value
Ivy Asset Strategy Fund	Equity	Investments in unaffiliated securities at market value*	$76,860	Written options at market value	$37,244
				Unrealized depreciation on forward foreign currency contracts	343
Ivy Asset Strategy New Opportunities Fund	Foreign currency	Unrealized appreciation on forward foreign currency contracts	44	Unrealized depreciation on forward foreign currency contracts	68
Ivy Global Natural Resources Fund	Commodity	Investments in unaffiliated securities at market value*	3,956		
	Equity	Investments in unaffiliated securities at market value*	116,920	Unrealized depreciation on futures contracts**	4,946
	Foreign currency	Unrealized appreciation on forward foreign currency contracts	6,429	Unrealized depreciation on forward foreign currency contracts	1,043
Ivy Real Estate Securities Fund	Equity			Written options at market value	8
Ivy Science and Technology Fund	Foreign currency	Unrealized appreciation on forward foreign currency contracts	2,238		

** Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.*
***The fair value presented represents the cumulative unrealized appreciation (depreciation) on open futures contracts; however, the value reflected on the accompanying Statement of Assets and Liabilities is only the unsettled variation margin receivable (payable) as of March 31, 2013.*

Amount of realized gain (loss) on derivatives shown on the Statement of Operations for the year ended March 31, 2013:

		Net realized gain (loss) on:					
Fund	Type of Risk Exposure	Investments in unaffiliated securities*	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Ivy Asset Strategy Fund	Equity	$(311,012)	$2,224	$ —	$171,179	$ —	$(137,609)
	Foreign currency	(45,130)	—	—	(24,876)	24,053	(45,953)
	Interest	—	—	(8,363)	—	—	(8,363)
Ivy Asset Strategy New Opportunities Fund	Equity	1,151	—	—	(14)	(202)	935
Ivy Global Natural Resources Fund	Commodity	375	—	—	—	—	375
	Equity	(122,608)	—	(16,928)	—	—	(139,536)
	Foreign currency	—	—	—	—	5,412	5,412
Ivy Real Estate Securities Fund	Equity	—	—	—	411	—	411
Ivy Science and Technology Fund	Equity	358	—	—	1,471	—	1,829

** Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.*

Change in unrealized appreciation (depreciation) on derivatives shown on the Statement of Operations for the year ended March 31, 2013:

		Net change in unrealized appreciation (depreciation) on:					
Fund	Type of Risk Exposure	Investments in unaffiliated securities*	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Ivy Asset Strategy Fund	Equity	$120,942	$381	$—	$(23,405)	$ —	$97,918
	Foreign currency	13,269	—	—	(5,141)	(11,377)	(3,249)

Fund	Type of Risk Exposure	Net change in unrealized appreciation (depreciation) on: Investments in unaffiliated securities*	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Ivy Asset Strategy New Opportunities Fund	Equity	$ (10)	$—	$ —	$ (25)	$ —	$ (35)
	Foreign currency	—	—	—	—	(24)	(24)
Ivy Global Natural Resources Fund	Commodity	(2,905)	—	—	—	—	(2,905)
	Equity	48,434	—	10,539	—	—	58,973
	Foreign currency	—	—	—	—	8,613	8,613
Ivy Real Estate Securities Fund	Equity	—	—	—	52	—	52
Ivy Science and Technology Fund	Equity	(159)	—	—	(100)	2,238	1,979

** Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.*

During the year ended March 31, 2013, the average derivative volume was as follows:

Fund	Long forward contracts(1)	Short forward contracts(1)	Short futures contracts(1)	Swap agreements(2)	Purchased options(1)	Written options(1)
Ivy Asset Strategy Fund	$1,020,678	$1,018,027	$191,038	$426	$ 86,994	$42,748
Ivy Asset Strategy New Opportunities Fund	2,073	2,083	—	—	242	52
Ivy Global Natural Resources Fund	467,397	465,384	358,471	—	168,840	—
Ivy Real Estate Securities Fund	—	—	—	—	—	64
Ivy Science and Technology Fund	6,145	5,575	—	—	128	244

(1) Average market value outstanding during the period.

(2) Average notional amount outstanding during the period.

OBJECTIVES AND STRATEGIES

Ivy Asset Strategy Fund. The Fund's objectives in using derivatives during the period included hedging market risk on equity securities, increasing exposure to various equity markets, managing exposure to various foreign currencies, and hedging certain event risks on positions held by the Fund. To achieve the objective of hedging market risk and increasing exposure to equity markets, the Fund utilized futures, total return swaps and option contracts on foreign and domestic equity indices. To manage foreign currency exposure, the Fund utilized forward contracts and option contracts to either increase or decrease exposure to a given currency. To manage event risks, the Fund utilized short futures on foreign and domestic equity indices and option contracts, both written and purchased, on individual equity securities owned by the Fund.

Ivy Asset Strategy New Opportunities Fund. The Fund's objectives in using derivatives during the period included hedging market risk on equity securities and managing the exposure to various foreign currencies. To achieve the objective of hedging market risk, the Fund utilized option contracts, both written and purchased, on individual equity securities and foreign equity indices. To manage foreign currency exposure, the Fund utilized forward contracts to either increase or decrease exposure to a given currency.

Ivy Global Natural Resources Fund. The Fund's objectives in using derivatives during the period included hedging market risk on equity securities, increasing exposure to specific sectors or companies, and managing the exposure to various foreign currencies. To achieve the objective of hedging market risk and increasing exposure to equity markets, the Fund utilized futures on equity indices and purchased option contracts on individual equity securities. To manage foreign currency exposure, the Fund utilized forward contracts to either increase or decrease exposure to a given currency.

Ivy Real Estate Securities Fund. The Fund's objective in using derivatives during the period was to hedge market risk on securities in its portfolio. To achieve this objective, the Fund utilized written options on individual equity securities owned by the Fund.

Ivy Science and Technology Fund. The Fund's objective in using derivatives during the period was to hedge market risk on securities in its portfolio. To achieve this objective, the Fund utilized options, both written and purchased, on individual equity securities owned by the Fund and on domestic equity indices. To manage foreign currency exposure, the Fund utilized forward contracts to either increase or decrease exposure to a given currency.

5. WRITTEN OPTION ACTIVITY ($ amounts in thousands)

Transactions in written options were as follows:

Fund	Outstanding at 3-31-12	Options written	Options closed	Options exercised	Options expired	Outstanding at 3-31-13
Ivy Asset Strategy Fund						
Number of Contracts	176,466	5,592,714	(584,940)	(4,424,298)	(580,363)	179,579
Premium Received	$ 65,219	$ 296,854	$(142,306)	$ (17,086)	$(152,898)	$ 49,783
Ivy Asset Strategy New Opportunities Fund						
Number of Contracts	4,760	3,295	(8,055)	—	—	N/A
Premium Received	$ 211	$ 274	$ (485)	$ —	$ —	N/A
Ivy Real Estate Securities Fund						
Number of Contracts	1,950	4,934	(863)	(2,387)	(3,522)	112
Premium Received	$ 311	$ 384	$ (83)	$ (268)	$ (333)	$ 11
Ivy Science and Technology Fund						
Number of Contracts	470	15,214	(14,948)	(736)	—	N/A
Premium Received	$ 611	$ 3,437	$ (3,976)	$ (72)	$ —	N/A

6. INVESTMENT MANAGEMENT AND PAYMENTS TO AFFILIATED PERSONS ($ amounts in thousands unless indicated otherwise)

Management Fees. IICO, a wholly owned subsidiary of Waddell & Reed Financial, Inc. (“WDR”), serves as each Fund’s investment manager. The management fee is accrued daily by each Fund at the following annual rates as a percentage of average daily net assets:

Fund (M - Millions)	$0 to $500M	$500 to $1,000M	$1,000 to $2,000M	$2,000 to $3,000M	Over $3,000M
Ivy Asset Strategy Fund	0.700%	0.700%	0.650%	0.600%	0.550%
Ivy Asset Strategy New Opportunities Fund	1.000	0.850	0.830	0.800	0.760
Ivy Balanced Fund	0.700	0.700	0.650	0.600	0.550
Ivy Energy Fund	0.850	0.850	0.830	0.800	0.760
Ivy Global Natural Resources Fund	1.000	0.850	0.830	0.800	0.760
Ivy Real Estate Securities Fund	0.900	0.900	0.870	0.840	0.800
Ivy Science and Technology Fund	0.850	0.850	0.830	0.800	0.760

For Funds managed solely by IICO, IICO has voluntarily agreed to waive a Fund’s management fee on any day that the Fund’s net assets are less than $25 million, subject to IICO’s right to change or modify this waiver. See Expense Reimbursements and/or Waivers below for amounts waived during the year ended March 31, 2013.

IICO has entered into Subadvisory Agreements with the following entities on behalf of certain Funds:

Under an agreement between IICO and Mackenzie Financial Corporation (“Mackenzie”), Mackenzie serves as subadviser to Ivy Global Natural Resources Fund. Under an agreement between IICO and Advantus Capital Management, Inc. (“Advantus”), Advantus serves as subadviser to Ivy Real Estate Securities Fund. Each subadviser makes investment decisions in accordance with the Fund’s investment objectives, policies and restrictions under the supervision of IICO and the oversight of the Board. IICO pays all costs applicable of the subadvisers.

Accounting Services Fees. The Trust has an Accounting Services Agreement with WRSCO, doing business as WI Services Company (“WISC”), an indirect subsidiary of WDR. Under the agreement, WISC acts as the agent in providing bookkeeping and accounting services and assistance to the Trust, including maintenance of Fund records, pricing of Fund shares and preparation of certain shareholder reports. For these services, each Fund pays WISC a monthly fee of one-twelfth of the annual fee based on the average net asset levels shown in the following table:

(M - Millions)	$0 to $10M	$10 to $25M	$25 to $50M	$50 to $100M	$100 to $200M	$200 to $350M	$350 to $550M	$550 to $750M	$750 to $1,000M	Over $1,000M
Annual Fee Rate	$0.00	$11.50	$23.10	$35.50	$48.40	$63.20	$82.50	$96.30	$121.60	$148.50

In addition, for each class of shares in excess of one, each Fund pays WISC a monthly per-class fee equal to 2.5% of the monthly accounting services base fee.

Administrative Fee. Each Fund also pays WISC a monthly fee at the annual rate of 0.01%, or one basis point, for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion. This fee is voluntarily waived by WISC until a Fund’s net assets are at least $10 million and is included in “Accounting services fee” on the Statement of Operations.

Shareholder Servicing. General. Under the Shareholder Servicing Agreement between the Trust and WISC, with respect to Class A, Class B, Class C and Class E shares, for each shareholder account that was in existence at any time during the prior month, each Fund pays a monthly fee that ranges from $1.5042 to $1.6958 per account; however, WISC has agreed to reduce that fee if the number of total shareholder accounts within the Complex (Waddell & Reed Advisors Funds, InvestEd Portfolios and Ivy Funds) reaches certain levels. Effective June 6, 2011 for Class R shares, each Fund pays a monthly fee equal to one-twelfth of 0.25 of 1% of the average daily net assets of the class for the preceding month. Prior to June 6, 2011 the fee was 0.20 of 1%. For Class I and Class Y shares, each Fund pays a monthly fee equal to one-twelfth of 0.15 of 1% of the average daily net assets of the class for the preceding month. Each Fund also reimburses WISC for certain out-of-pocket costs for all classes.Networked accounts. For certain networked accounts (that is, those accounts whose Fund shares are purchased through certain financial intermediaries), WISC has agreed to reduce its per account fees charged to the Funds to $0.50 per month per shareholder account. Additional fees may be paid by the Funds to those intermediaries. If the aggregate annual rate of the WISC transfer agent fee and the costs charged by the financial services companies exceeds $18.00 per account for a Fund, WISC will reimburse the Fund the amount in excess of $18.00.Broker accounts. Certain broker-dealers that maintain shareholder accounts with each Fund through an omnibus account provide transfer agent and other shareholder-related services that would otherwise be provided by WISC if the individual accounts that comprise the omnibus account were opened by their beneficial owners directly. Each Fund may pay such broker-dealers a per account fee for each open account within the omnibus account, or a fixed rate fee, based on the average daily net asset value of the omnibus account (or a combination thereof).

Distribution and Service Plan. Class A and Class E Shares. Under a Distribution and Service Plan adopted by the Trust pursuant to Rule 12b–1 under the 1940 Act (the "Distribution and Service Plan"), each Fund may pay a distribution and/or service fee to Ivy Funds Distributors, Inc. ("IFDI") for Class A and Class E shares in an amount not to exceed 0.25% of the Fund's average annual net assets. The fee is to be paid to compensate IFDI for amounts it expends in connection with the distribution of the Class A and Class E shares and/or provision of personal services to Fund shareholders and/or maintenance of shareholder accounts of that class.

Class B and Class C Shares. Under the Distribution and Service Plan, each Fund may pay IFDI a service fee not to exceed 0.25% and a distribution fee not to exceed 0.75% of the Fund's average annual net assets for Class B and Class C shares to compensate IFDI for its services in connection with the distribution of shares of that class and/or provision of personal services to Class B or Class C shareholders and/or maintenance of shareholder accounts of that class.

Class R Shares. Under the Distribution and Service Plan, each Fund may pay IFDI a fee of up to 0.50%, on an annual basis, of the average daily net assets of the Fund's Class R shares to compensate IFDI for, either directly or through third parties, distributing the Class R shares of that Fund, providing personal services to Class R shareholders and/or maintaining Class R shareholder accounts.

Class Y Shares. Under the Distribution and Service Plan, each Fund may pay IFDI a fee of up to 0.25%, on an annual basis, of the average daily net assets of the Fund's Class Y shares to compensate IFDI for, either directly or through third parties, distributing the Class Y shares of that Fund, providing personal services to Class Y shareholders and/or maintaining Class Y shareholder accounts.

Sales Charges. As principal underwriter for the Trust's shares, IFDI receives sales commissions (which are not an expense of the Trust) for sales of Class A and Class E shares. A CDSC may be assessed against a shareholder's redemption amount of Class B, Class C or certain Class A and Class E shares and is paid to IFDI. During the year ended March 31, 2013, IFDI received the following amounts in sales commissions and CDSCs:

	Gross Sales Commissions	CDSC				Commissions Paid[(1)]
		Class A	Class B	Class C	Class E	
Ivy Asset Strategy Fund	$ 3,207	$ 17	$ 1,408	$ 590	$ —	$ 11,765
Ivy Asset Strategy New Opportunities Fund	173	1	23	10	—	225
Ivy Balanced Fund	744	3	71	24	—	1,792
Ivy Energy Fund	69	—*	8	2	—	102
Ivy Global Natural Resources Fund	984	4	161	39	—	1,146
Ivy Real Estate Securities Fund	391	1	7	1	—	417
Ivy Science and Technology Fund	516	2	51	15	—	1,019

** Not shown due to rounding.*

(1) IFDI reallowed/paid this portion of the sales charge to financial advisors and selling broker-dealers.

Expense Reimbursements and/or Waivers. Fund and class expense limitations and related waivers/reimbursements for the year ended March 31, 2013 were as follows:

Fund Name	Share Class Name	Type of Expense Limit	Commencement Date	End Date	Expense Limit	Amount of Expense Waiver/ Reimbursement	Expense Reduced
Ivy Asset Strategy Fund	Class E	Contractual	8-1-2008	7-31-2013	1.00%	$105	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2013	Not to exceed Class A	$152	12b-1 Fees and/or Shareholder Servicing
Ivy Asset Strategy New Opportunities Fund	Class A	Contractual	5-3-2010	7-31-2013	1.50%	$408	12b-1 Fees and/or Shareholder Servicing
	Class E	Contractual	5-3-2010	7-31-2013	1.50%	$ —	12b-1 Fees and/or Shareholder Servicing
	Class I	Contractual	5-3-2010	7-31-2013	1.25%	$ 26	Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2013	Not to exceed Class A	$ 3	12b-1 Fees and/or Shareholder Servicing

Fund Name	Share Class Name	Type of Expense Limit	Commencement Date	End Date	Expense Limit	Amount of Expense Waiver/ Reimbursement	Expense Reduced
Ivy Balanced Fund	Class Y	Contractual	8-1-2011	7-31-2013	Not to exceed Class A	$ —	N/A
Ivy Energy Fund	Class A	Contractual	8-1-2008	7-31-2013	1.60%	$ 66	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2013	Not to exceed Class A	$ —	N/A
Ivy Global Natural Resources Fund	Class E	Contractual	8-1-2008	7-31-2013	1.27%	$ 61	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2013	Not to exceed Class A	$ 68	12b-1 Fees and/or Shareholder Servicing
Ivy Real Estate Securities Fund	All Classes	Contractual	12-3-2012	7-31-2014	N/A	$167(1)	Investment Management Fee
	Class E	Contractual	8-1-2008	7-31-2013	1.67%	$ 8	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2013	Not to exceed Class A	$ —	N/A
Ivy Science and Technology Fund	Class E	Contractual	8-1-2008	7-31-2013	1.43%	$ 35	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2013	Not to exceed Class A	$ —	N/A

** Not shown due to rounding.*

(1) The Fund's investment management fee is being reduced by 0.10% of average daily net assets until July 31, 2014.

Any amounts due to the Funds as a reimbursement but not paid as of March 31, 2013 are shown as a receivable from affiliates on the Statement of Assets and Liabilities.

7. AFFILIATED COMPANY TRANSACTIONS (All amounts in thousands)

A summary of the transactions in affiliated companies during the year ended March 31, 2013 follows:

	3-31-12 Share Balance	Purchases at Cost	Sales at Cost	Realized Gain/(Loss)	Distributions Received	3-31-13 Share Balance	3-31-13 Market Value
Ivy Asset Strategy Fund							
Apollo Global Management, LLC	12,589	$ —	$ 76,423	$ 23,697	$ 6,024	7,863	$ 170,154
Carlyle Group L.P. (The)	N/A	194,073	83,017	38,017	8,469	4,846	146,579
Galaxy Entertainment Group Limited, ADR[1]	N/A	64,809	—	—	—	255,009	1,064,379
Wynn Resorts, Limited	12,095	—	187,673	91,479	101,918	9,492	1,187,986
				$ 153,193	$116,411		$2,569,098

	3-31-12 Share Balance	Purchases at Cost	Sales at Cost	Realized Gain/(Loss)	Distributions Received	3-31-13 Share Balance	3-31-13 Market Value
Ivy Global Natural Resources Fund							
China Metal Recycling (Holdings) Limited[2]	62,084	$ —	$ 44,195	$ (15,890)	$ 2,475	N/A	N/A
Sino-Forest Corporation, Class A[1][2]	15,000	—	305,908	(305,908)	—	N/A	N/A
Trina Solar Limited, ADR[1][2]	4,500	—	94,443	(71,508)	—	N/A	N/A
				$(393,306)	$ 2,475		N/A

	3-31-12 Share Balance	Purchases at Cost	Sales at Cost	Realized Gain/(Loss)	Distributions Received	3-31-13 Share Balance	3-31-13 Market Value
Ivy Science and Technology Fund							
Aspen Technology, Inc.[1][2]	5,153	$ —	$ 12,616	$ 9,938	$ —	N/A	N/A

** Not shown due to rounding.*

(1) No dividends were paid during the preceding 12 months.

(2) No longer affiliated as of March 31, 2013.

8. INVESTMENT SECURITIES TRANSACTIONS ($ amounts in thousands)

The cost of purchases and the proceeds from maturities and sales of investment securities (excluding short-term securities) for the year ended March 31, 2013, were as follows:

	Purchases		Sales	
	U.S. Government	Other Issuers	U.S. Government	Other Issuers
Ivy Asset Strategy Fund	$—	$8,446,890	$ 817	$13,096,061
Ivy Asset Strategy New Opportunities Fund	—	86,438	—	164,467
Ivy Balanced Fund	—	478,072	1,576	193,359
Ivy Energy Fund	—	32,519	—	45,597
Ivy Global Natural Resources Fund	—	2,289,677	—	3,565,849
Ivy Real Estate Securities Fund	—	240,781	—	202,481
Ivy Science and Technology Fund	—	816,484	—	625,541

9. CAPITAL SHARE TRANSACTIONS (All amounts in thousands)

The Trust has authorized an unlimited number of $0.001 par value shares of beneficial interest of each class of each Fund.

Transactions in shares of beneficial interest were as follows:

	Ivy Asset Strategy Fund				Ivy Asset Strategy New Opportunities Fund			
	Year ended 3-31-13		Year ended 3-31-12		Year ended 3-31-13		Year ended 3-31-12	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	59,356	$ 1,511,047	93,660	$ 2,314,755	4,374	$ 45,604	12,611	$ 145,922
Class B	2,986	72,878	4,928	117,415	61	616	272	3,119
Class C	37,463	927,770	56,395	1,351,595	648	6,616	2,917	34,069
Class E	395	10,060	435	10,637	—	—	—	—*
Class I	115,146	2,970,410	145,105	3,566,443	1,256	13,036	5,971	69,544
Class R	1,688	42,599	2,394	58,619	41	448	13	154
Class Y	12,220	310,190	17,337	427,821	599	6,254	917	10,789
Shares issued in reinvestment of distributions to shareholders:								
Class A	6,676	169,910	3,679	83,668	91	957	—	—
Class B	312	7,728	97	2,138	—	—	—	—
Class C	3,445	85,567	1,259	27,832	1	11	—	—
Class E	52	1,329	23	528	—	—	—	—
Class I	5,979	153,252	2,661	60,981	25	259	8	80
Class R	75	1,900	27	603	—*	1	—	—
Class Y	1,002	25,557	509	11,604	5	56	—	—
Shares redeemed:								
Class A	(90,813)	(2,277,463)	(139,518)	(3,349,318)	(8,685)	(88,776)	(12,205)	(132,586)
Class B	(4,355)	(105,681)	(4,088)	(95,869)	(204)	(2,056)	(143)	(1,546)
Class C	(65,934)	(1,605,676)	(75,541)	(1,771,497)	(2,942)	(29,515)	(2,759)	(29,080)
Class E	(262)	(6,593)	(217)	(5,300)	—	—	—	—
Class I	(84,570)	(2,145,764)	(101,551)	(2,451,387)	(3,952)	(40,433)	(7,090)	(76,177)
Class R	(1,199)	(30,092)	(1,060)	(25,794)	(38)	(415)	(13)	(136)
Class Y	(15,908)	(404,785)	(17,908)	(432,782)	(467)	(4,765)	(1,197)	(12,458)
Net increase (decrease)	**(16,246)**	**$ (285,857)**	**(11,374)**	**$ (97,308)**	**(9,187)**	**$(92,102)**	**(698)**	**$ 11,694**

** Not shown due to rounding.*

	Ivy Balanced Fund				Ivy Energy Fund			
	Year ended 3-31-13		Year ended 3-31-12		Year ended 3-31-13		Year ended 3-31-12	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	10,750	$219,142	6,635	$123,209	1,987	$ 24,343	2,626	$ 34,031
Class B	1,115	22,410	702	13,126	66	764	127	1,612
Class C	6,169	124,947	4,003	74,274	316	3,749	479	5,964
Class E	7	134	—	—	10	123	—	—
Class I	2,191	44,569	1,846	34,263	339	4,284	255	3,370
Class R	12	250	N/A	N/A	41	529	N/A	N/A
Class Y	2,158	43,417	1,762	33,116	412	5,112	256	3,374
Shares issued in reinvestment of distributions to shareholders:								
Class A	204	4,088	110	2,026	—	—	—	—
Class B	15	304	6	102	—	—	—	—
Class C	73	1,460	28	518	—	—	—	—
Class E	—	—	—	—	—	—	—	—
Class I	26	529	9	161	—	—	—	—
Class R	—	—	N/A	N/A	—	—	N/A	N/A
Class Y	58	1,154	46	849	—	—	—	—
Shares redeemed:								
Class A	(2,749)	(55,865)	(2,478)	(46,326)	(2,762)	(33,587)	(2,654)	(34,193)
Class B	(256)	(5,141)	(130)	(2,419)	(91)	(1,052)	(149)	(1,842)
Class C	(1,227)	(24,685)	(1,218)	(22,556)	(542)	(6,257)	(516)	(6,363)
Class E	(7)	(131)	—	—	(10)	(115)	—	—
Class I	(1,082)	(21,804)	(876)	(16,472)	(279)	(3,452)	(510)	(6,356)
Class R	—*	—*	N/A	N/A	(20)	(278)	N/A	N/A
Class Y	(1,575)	(32,002)	(846)	(15,827)	(324)	(4,029)	(331)	(4,406)
Net increase (decrease)	**15,882**	**$322,776**	**9,599**	**$178,044**	**(857)**	**$ (9,866)**	**(417)**	**$ (4,809)**

** Not shown due to rounding.*

	Ivy Global Natural Resources Fund				Ivy Real Estate Securities Fund			
	Year ended 3-31-13		Year ended 3-31-12		Year ended 3-31-13		Year ended 3-31-12	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	12,987	$ 216,722	21,566	$ 425,284	4,703	$104,809	3,679	$ 71,264
Class B	239	3,520	510	9,151	85	1,845	73	1,401
Class C	1,662	23,909	3,977	70,673	225	4,908	180	3,457
Class E	64	1,089	78	1,557	26	574	11	222
Class I	9,794	170,918	40,284	816,076	195	4,393	104	2,028
Class R	724	11,953	1,299	25,380	52	1,159	48	928
Class Y	3,441	57,913	8,940	180,726	1,239	27,593	979	19,184
Shares issued in reinvestment of distributions to shareholders:								
Class A	146	2,402	—	—	89	1,951	40	760
Class B	—	—	—	—	—	—	—	—
Class C	—	—	—	—	—*	4	—	—
Class E	1	22	—	—	—*	9	—*	4
Class I	122	2,059	—	—	2	56	2	28
Class R	—	—	—	—	—*	8	—*	3
Class Y	55	913	—	—	68	1,497	47	876
Shares redeemed:								
Class A	(35,684)	(595,908)	(49,788)	(979,217)	(3,277)	(72,501)	(3,502)	(67,568)
Class B	(2,937)	(43,628)	(2,604)	(45,108)	(135)	(2,898)	(129)	(2,452)
Class C	(14,246)	(204,042)	(15,663)	(260,835)	(165)	(3,584)	(225)	(4,247)
Class E	(79)	(1,355)	(58)	(1,135)	(8)	(176)	(9)	(168)
Class I	(45,904)	(786,039)	(48,925)	(931,345)	(71)	(1,609)	(192)	(3,645)
Class R	(1,662)	(27,485)	(1,289)	(25,052)	(41)	(916)	(40)	(778)
Class Y	(20,519)	(347,616)	(14,231)	(271,366)	(1,266)	(27,900)	(1,742)	(32,850)
Net increase (decrease)	**(91,796)**	**$(1,514,653)**	**(55,904)**	**$(985,211)**	**1,721**	**$ 39,222**	**(676)**	**$(11,553)**

	Ivy Science and Technology Fund			
	Year ended 3-31-13		Year ended 3-31-12	
	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A	7,564	$ 266,910	5,821	$ 185,883
Class B	285	8,774	255	7,346
Class C	1,852	59,917	1,518	44,797
Class E	66	2,289	39	1,254
Class I	4,241	160,625	3,477	118,318
Class R	656	22,480	548	17,422
Class Y	5,598	204,761	4,011	133,161
Shares issued in reinvestment of distributions to shareholders:				
Class A	84	2,913	1,083	30,028
Class B	6	172	70	1,723
Class C	34	1,068	458	11,601
Class E	1	41	14	385
Class I	24	912	284	8,425
Class R	7	227	78	2,161
Class Y	57	2,088	771	22,342
Shares redeemed:				
Class A	(4,933)	(168,755)	(6,713)	(209,838)
Class B	(226)	(6,780)	(231)	(6,505)
Class C	(1,322)	(41,084)	(1,915)	(55,010)
Class E	(25)	(850)	(28)	(900)
Class I	(1,910)	(69,844)	(3,446)	(114,899)
Class R	(503)	(16,977)	(380)	(11,842)
Class Y	(3,786)	(134,447)	(5,562)	(181,219)
Net increase	**7,770**	**$ 294,440**	**152**	**$ 4,633**

10. FEDERAL INCOME TAX MATTERS ($ amounts in thousands)

For Federal income tax purposes, cost of investments owned at March 31, 2013 and the related unrealized appreciation (depreciation) were as follows:

Fund	Cost of Investments	Gross Appreciation	Gross Depreciation	Net Unrealized Appreciation
Ivy Asset Strategy Fund	$21,071,448	$6,900,410	$237,222	$6,663,188
Ivy Asset Strategy New Opportunities Fund	256,322	59,115	29,562	29,553
Ivy Balanced Fund	712,756	128,944	494	128,450
Ivy Energy Fund	81,397	38,968	1,375	37,593
Ivy Global Natural Resources Fund	2,284,330	417,437	104,632	312,805
Ivy Real Estate Securities Fund	392,979	147,975	87	147,888
Ivy Science and Technology Fund	1,421,245	627,568	53,236	574,332

For Federal income tax purposes, the Funds' distributed and undistributed earnings and profit for the year ended March 31, 2013 and the post-October and late-year ordinary activity were as follows:

Fund	Distributed Ordinary Income	Undistributed Ordinary Income	Distributed Long-Term Capital Gains	Undistributed Long-Term Capital Gains	Tax Return of Capital	Post-October Capital Losses Deferred	Late-Year Ordinary Losses Deferred
Ivy Asset Strategy Fund	$595,225	$ —	$ —	$ —	$—	$ —	$ —
Ivy Asset Strategy New Opportunities Fund	1,483	—	—	—	—	2,654	1,728
Ivy Balanced Fund	5,229	1,427	3,858	8,830	—	—	—
Ivy Energy Fund	—	—	—	—	—	—	205
Ivy Global Natural Resources Fund	6,701	—	—	—	—	210,183	7,176
Ivy Real Estate Securities Fund	3,580	1,778	—	—	—	—	—
Ivy Science and Technology Fund	—	—	8,262	52,919	—	—	3,398

Internal Revenue Code regulations permit each Fund to elect to defer into its next fiscal year capital losses incurred between each November 1 and the end of its fiscal year. Each Fund is also permitted to defer into its next fiscal year late-year ordinary losses that arise from the netting of activity generated between each November 1 and the end of its fiscal year on certain specified ordinary items.

Accumulated capital losses represent net capital loss carryovers as of March 31, 2013 that may be available to offset future realized capital gains and thereby reduce future capital gains distributions. Under the Regulated Investment Company Modernization Act of 2010 (the "Modernization Act"), a Fund is permitted to carry forward capital losses incurred in taxable years beginning after December 22, 2010 for an unlimited period. Any losses incurred during those future taxable years will be required to be utilized prior to any losses incurred in pre-enactment taxable years which have only an eight year carryforward period. As a result of this ordering rule, pre-enactment capital loss carryovers may expire unused. Additionally, post-enactment capital losses that are carried forward will retain their character as either short-term or long-term capital losses rather than being considered all short-term as under the previous law. The Fund's first fiscal year end subject to the Modernization Act is March 31, 2012. The following table shows the expiration dates for capital loss carryovers from pre-enactment taxable years and the amounts of capital loss carryovers, if any, by each of the applicable Funds electing to be taxed as a RIC during the year ended March 31, 2013:

	Pre-Enactment						Post-Enactment	
Fund	**2014**	**2015**	**2016**	**2017**	**2018**	**2019**	**Short-Term Capital Loss Carryover**	**Long-Term Capital Loss Carryover**
Ivy Asset Strategy Fund	$—	$—	$—	$317,169	$1,651,528	$959,230	$ —	$ —
Ivy Asset Strategy New Opportunities Fund	—	—	—	—	—	606	48,200	28,017
Ivy Balanced Fund	—	—	—	—	—	—	—	—
Ivy Energy Fund	—	—	—	2,319	9,795	—	2,347	—
Ivy Global Natural Resources Fund	—	—	—	—	1,529,206	—	188,072	267,093
Ivy Real Estate Securities Fund	—	—	—	—	27,830	—	—	—
Ivy Science and Technology Fund	—	—	—	—	—	—	—	—

Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sales, post-October losses, late-year ordinary losses, foreign currency transactions, net operating losses, income from passive foreign investment companies (PFICs), partnership transactions, and expiring capital loss carryovers.

At March 31, 2013, the following reclassifications were made:

Fund	Undistributed Net Investment Income	Accumulated Net Realized Gain (Loss)	Paid-In Capital
Ivy Asset Strategy Fund	$(36,038)	$70,177	$(34,139)
Ivy Asset Strategy New Opportunities Fund	1,096	(817)	(279)
Ivy Balanced Fund	9	(6)	(3)
Ivy Energy Fund	854	(25)	(829)
Ivy Global Natural Resources Fund	12,380	(7,608)	(4,772)
Ivy Real Estate Securities Fund	964	(964)	—
Ivy Science and Technology Fund	13,169	335	(13,504)

To the Shareholders and Board of Trustees of Ivy Funds:

We have audited the accompanying statements of assets and liabilities, including the schedules of investments, of Ivy Asset Strategy Fund, Ivy Balanced Fund, Ivy Energy Fund, Ivy Global Natural Resources Fund, Ivy Real Estate Securities Fund, Ivy Science and Technology Fund, and Ivy Asset Strategy New Opportunities Fund, seven of the thirty-two funds constituting Ivy Funds (the "Funds"), as of March 31, 2013, and the related statements of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, and the financial highlights for each of the periods presented. These financial statements and financial highlights are the responsibility of the Funds' management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Funds are not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Funds' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of March 31, 2013, by correspondence with the custodian, agent banks, and brokers; where replies were not received from brokers, we performed other auditing procedures. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the Funds as of March 31, 2013, the results of their operations for the year then ended, the changes in their net assets for each of the two years in the period then ended, and the financial highlights for each of the periods presented, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP
Kansas City, MO
May 17, 2013

The Funds hereby designate the following amounts of dividends paid from net ordinary income as dividends qualifying for the 70% dividends received deduction for corporations or as qualified dividend income for individuals for the tax period ended March 31, 2013:

	Dividends Received Deduction for Corporations	Qualified Dividend Income for Individuals
Ivy Asset Strategy Fund	$480,542,880	$595,224,605
Ivy Asset Strategy New Opportunities Fund	73,526	1,482,743
Ivy Balanced Fund	5,229,336	5,229,336
Ivy Energy Fund	—	—
Ivy Global Natural Resources Fund	6,700,783	6,700,783
Ivy Real Estate Securities Fund	—	—
Ivy Science and Technology Fund	—	—

The Funds hereby designate the following amounts as distributions of long-term capital gains:

Ivy Asset Strategy Fund	$ —
Ivy Asset Strategy New Opportunities Fund	—
Ivy Balanced Fund	3,858,347
Ivy Energy Fund	—
Ivy Global Natural Resources Fund	—
Ivy Real Estate Securities Fund	—
Ivy Science and Technology Fund	8,261,622

Shareholders are advised to consult with their tax advisors concerning the tax treatment of dividends and distributions from all the Funds.

The tax status of dividends paid will be reported to you on Form 1099-DIV after the close of the applicable calendar year.

The Trust is governed by the Board of Trustees (the Board). A majority of the Board members are not "interested persons" as defined in Section 2(a)(19) of the 1940 Act and therefore qualify as Disinterested Trustees. The Board elects the officers who are responsible for administering the Funds' day-to-day operations. The Waddell & Reed Fund Complex (Fund Complex) is comprised of the Ivy Family of Funds and the Advisors Fund Complex, which is comprised of each of the funds in the Waddell & Reed Advisors Funds (20 funds), Ivy Funds Variable Insurance Portfolios (26 funds) and InvestEd Portfolios (3 funds). Jarold W. Boettcher, Joseph Harroz, Jr., Henry J. Herrmann and Eleanor B. Schwartz also serve as trustees of each of the funds in the Advisors Fund Complex.

Joseph Harroz, Jr. serves as Independent Chair of the Trust's Board and of the Board of Trustees of Ivy Funds.

A Trustee serves until his or her successor is elected and qualified or until his or her earlier death, resignation or removal. The Board appoints officers and delegates to them the management of the day-to-day operations of each of the Funds, based on policies reviewed and approved by the Board, with general oversight by the Board.

The Statement of Additional Information (SAI) for the Trust includes additional information about the Trust's Trustees. The SAI is available without charge, upon request by calling 1.800.777.6472. It is also available on the Ivy Funds website, www.ivyfunds.com.

Disinterested Trustees

The following table provides information regarding each Disinterested Trustee.

Name, Address and Year of Birth	Position Held with the Trust	Trustee Since	Principal Occupation(s) During Past 5 Years	Number of Funds in Fund Complex Overseen	Other Directorships Held During Past 5 Years
Jarold W. Boettcher, CFA 6300 Lamar Avenue Overland Park, KS 66202 1940	Trustee	2008	President of Boettcher Enterprises, Inc. (agriculture products and services) (1979 to present), Boettcher Supply, Inc. (electrical and plumbing supplies distributor) (1979 to present), Boettcher Aerial, Inc. (Aerial Ag Applicator) (1982 to present)	83	Director of Guaranty State Bank & Trust Co. (financial services) (1981 to present); Director of Guaranty, Inc. (financial services) (1985 to present); Member of Kansas Board of Regents (2007 to 2011); Trustee and Governance Committee Member of Kansas State University Foundation (1981 to present); Audit Committee Chairperson, Kansas Bioscience Authority (2009 to present); Member of Kansas Foundation for Medical Care (until 2011); Trustee of Advisors Fund Complex (49 portfolios overseen)
James D. Gressett 6300 Lamar Avenue Overland Park, KS 66202 1950	Trustee	2008	Chief Executive Officer (CEO) of CalPac Pizza LLC (2011 to present); CEO of CalPac Pizza II LLC (2012 to present); CEO of PacPizza LLC (Pizza Hut franchise) (1999 to present); Partner, Century Bridge Partners (real estate investments) (2007 to present); Manager, Premium Gold Foods (2006 to present)	34	None

Name, Address and Year of Birth	Position Held with the Trust	Trustee Since	Principal Occupation(s) During Past 5 Years	Number of Funds in Fund Complex Overseen	Other Directorships Held During Past 5 Years
Joseph Harroz, Jr. 6300 Lamar Avenue Overland Park, KS 66202 1967	Trustee Independent Chairman	2008 2008	Dean of the College of Law, Vice President, University of Oklahoma (2010 to present); President of Graymark HealthCare (a NASDAQ listed company) (2008 to 2010); Adjunct Professor, University of Oklahoma Law School (1997 to 2010); Managing Member, Harroz Investments, LLC, (commercial enterprise investments) (1998 to present)	83	Director and Investor, Valliance Bank (2004 to present); Director, Graymark HealthCare (2008 to present); Trustee, the Mewbourne Family Support Organization (2003 to present) (non-profit); Trustee of Advisors Fund Complex (49 portfolios overseen)
Glendon E. Johnson, Jr. 6300 Lamar Avenue Overland Park, KS 66202 1951	Trustee	2008	Of Counsel, Lee & Smith, PC (law firm) (1996 to present); Co-owner and Vice President of the Board, Castle Valley Ranches, LLC (ranching) and Castle Valley Outdoors, LLC (hunting, fishing, outdoor recreation, lodging and corporate retreats) (1995 to present); Formerly, Partner, Kelly, Drye & Warren LLP (law firm, emphasis on finance, securities, mergers and acquisitions law) (1989-1996); Partner, Lane & Edson PC (law firm) (1987-1989)	34	Director, Thomas Foundation for Cancer Research (2005 to present)
Eleanor B. Schwartz 6300 Lamar Avenue Overland Park, KS 66202 1937	Trustee	2008	Professor Emeritus, University of Missouri at Kansas City (2003 to present); Chancellor Emeritus, University of Missouri at Kansas City (1999 to present)	83	
Michael G. Smith 920 York Road Suite 350 Hinsdale, IL 60521 1944	Trustee	2008	Retired; formerly, with Merrill Lynch as Managing Director of Global Investor Client Strategy (1996-1998), Head of Regional Institutional Sales (1995-1996) and of U.S. Central Region (1986-1995, 1999).	34	Director of Executive Board, Cox Business School, Southern Methodist University; Lead Director of Northwestern Mutual Funds (29 portfolios overseen) (2003 to present); Director, d-bx Target Date Funds (2007 to present); Chairman, CTMG, Inc. (clinical testing) (2008 to present)

Name, Address and Year of Birth	Position Held with the Trust	Trustee Since	Principal Occupation(s) During Past 5 Years	Number of Funds in Fund Complex Overseen	Other Directorships Held During Past 5 Years
Edward M. Tighe 6300 Lamar Avenue Overland Park, KS 66202 1942	Trustee	2008	Retired; formerly, CEO and Director of Asgard Holdings LLC (computer network and security services) (2002 to 2004); President, Citco Technology Management (1995-2000); CEO, Global Mutual Fund Services (1993-2000); Sr. Vice President, Templeton Global Investors (1988-1992)	34	Director, The Research Coast Principium Foundation, Inc. (non-profit) (2012 to present)

Interested Trustees

Mr. Herrmann is "interested" by virtue of his current or former engagement as an officer of Waddell & Reed Financial, Inc. (WDR) or its wholly owned subsidiaries, including each Fund's investment manager, IICO, each Fund's principal underwriter, IFDI, and each Fund's shareholder servicing and accounting services agent, Waddell & Reed Services Company, doing business as WI Services Company (WISC), as well as by virtue of his personal ownership in shares of WDR.

Name, Address and Year of Birth	Position(s) Held with the Trust	Trustee/Officer Since	Principal Occupation(s) During Past 5 Years	Number of Funds in Fund Complex Overseen	Other Directorships Held
Henry J. Herrmann 6300 Lamar Avenue Overland Park, KS 66202 1942	President Trustee	2008 2008	Chairman of WDR (January 2010 to present); CEO of WDR (2005 to present); President, CEO and Chairman of IICO (2002 to present); President, CEO and Chairman of Waddell & Reed Investment Management Company (WRIMCO) (1993 to present); President and Trustee of each of the funds in the Fund Complex	83	Director of WDR, IICO, WRIMCO, WISC, W&R Capital Management Group, Inc. and Waddell & Reed, Inc.; Director, Blue Cross Blue Shield of Kansas City

Officers

The Board has appointed officers who are responsible for the day-to-day business decisions based on policies it has established. The officers serve at the pleasure of the Board. In addition to Mr. Herrmann, who is President, the Trust's principal officers are:

Name, Address and Year of Birth	Position(s) Held with the Trust and Fund Complex	Officer of Trust Since	Officer of Fund Complex Since*	Principal Occupation(s) During Past 5 Years
Mara D. Herrington 6300 Lamar Avenue Overland Park KS 66202 1964	Vice President Secretary	2008 2008	2006 2006	Vice President and Secretary of each of the funds in the Fund Complex (2006 to present); Vice President of WRIMCO and IICO (2006 to present)
Joseph W. Kauten 6300 Lamar Avenue Overland Park KS 66202 1969	Vice President Treasurer Principal Accounting Officer Principal Financial Officer	2008 2008 2008 2008	2006 2006 2006 2007	Principal Financial Officer of each of the funds in the Fund Complex (2007 to present); Vice President, Treasurer and Principal Accounting Officer of each of the funds in the Fund Complex (2006 to present); Assistant Treasurer of each of the funds in the Fund Complex (2003 to 2006)

Name, Address and Year of Birth	Position(s) Held with the Trust and Fund Complex	Officer of Trust Since	Officer of Fund Complex Since*	Principal Occupation(s) During Past 5 Years
Scott J. Schneider 6300 Lamar Avenue Overland Park KS 66202 1968	Vice President Chief Compliance Officer	2008 2008	2006 2004	Chief Compliance Officer (2004 to present) and Vice President (2006 to present) of each of the funds in the Fund Complex
Daniel C. Schulte 6300 Lamar Avenue Overland Park KS 66202 1965	Vice President General Counsel Assistant Secretary	2008 2008 2008	2000 2000 2000	Senior Vice President and General Counsel of WDR, Waddell & Reed, WRIMCO and WISC (2000 to present); Senior Vice President and General Counsel of IICO (2002 to present); Vice President, General Counsel and Assistant Secretary for each of the funds in the Fund Complex (2000 to present)
Philip A. Shipp 6300 Lamar Avenue Overland Park, KS 66202 1969	Assistant Secretary	2012	2012	Assistant Secretary of each of the funds in the Fund Complex (2012 to present)

* *This is the date when the officer first became an officer of one or more of the funds that are the predecessors to current funds within Ivy Funds (each, a predecessor fund) (if applicable).*

The following privacy notice is issued by Ivy Funds (the Funds), Ivy Investment Management Company (IICO) and Ivy Funds Distributor, Inc. (IFDI).

Information Collected

We collect nonpublic personal information about you from your account application and other forms that you may deliver to us, and from your transactions with us and our affiliates. This is information that regulators consider necessary for the proper servicing of your account. In order to effect your transactions and service your account properly, we may disclose all of the information that we collect, as described above, to firms that assist us in servicing your account, such as our transfer agent.

Confidentiality of Information Collected

All records containing your nonpublic personal information are kept at our various service providers. These entities include IICO, IFDI and our transfer agent and administrative services provider. We require these affiliates, and any non-affiliated service providers, to protect the confidentiality of your information and to use the information only for the purposes for which disclosure to them is made. The Funds, IICO, IFDI and other service providers restrict access to nonpublic personal information about you to those employees who need to know that information to provide products and services to you and maintain physical, electronic, and procedural safeguards that comply with federal standards to maintain the security of your nonpublic personal information.

Disclosure of Information in Limited Circumstances

We do not disclose nonpublic personal information about present or former customers to nonaffiliated third parties, except as permitted or required by law. In connection with servicing your account, your nonpublic personal information may be shared among the entities named in this notice, their affiliates, and non-affiliates, including a transfer agent or other service companies. We will adhere to the policies and practices above for both current and former customers.

PROXY VOTING INFORMATION
Ivy Funds

Proxy Voting Guidelines

A description of the policies and procedures Ivy Funds uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.800.777.6472 and (ii) on the Securities and Exchange Commission's (SEC) website at www.sec.gov.

Proxy Voting Records

Information regarding how the Trust voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through the Ivy Funds' website at www.ivyfunds.com and on the SEC's website at www.sec.gov.

QUARTERLY PORTFOLIO SCHEDULE INFORMATION
Ivy Funds

Portfolio holdings can be found on the Trust's website at www.ivyfunds.com. Alternatively, a complete schedule of portfolio holdings of each Fund for the first and third quarters of each fiscal year is filed with the SEC and can be found on the Trust's Form N-Q. These holdings may be viewed in the following ways:

- On the SEC's website at www.sec.gov.
- For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.

HOUSEHOLDING NOTICE
Ivy Funds

If you currently receive one copy of the shareholder reports and prospectus for your household (even if more than one person in your household owns shares of the Trust) and you would prefer to receive separate shareholder reports and prospectuses for each account holder living at your address, you can do either of the following:

Fax your request to 800.532.2749.

Write to us at the address listed on the back cover.

Please list each account for which you would like to receive separate shareholder reports and prospectus mailings. We will resume sending separate documents within 30 days of receiving your request.

TO ALL TRADITIONAL IRA PLANHOLDERS:
Ivy Funds

As required by law, we are hereby providing notice to you that income tax may be withheld automatically from any distribution or withdrawal from a traditional IRA. A Fund is generally required to withhold taxes unless you make a written election not to have taxes withheld. The election may be made on the distribution/withdrawal form provided by Waddell & Reed, Inc. which can be obtained from your Waddell & Reed representative or by submitting Internal Revenue Service Form W–4P. Once made, an election can be revoked by providing written notice to Waddell & Reed, Inc. If you elect not to have tax withheld you may be required to make payments of estimated tax. Penalties may be imposed by the IRS if withholding and estimated tax payments are not adequate.

The Ivy Funds Family

Domestic Equity Funds

Ivy Core Equity Fund

Ivy Dividend Opportunities Fund

Ivy Large Cap Growth Fund

Ivy Micro Cap Growth Fund

Ivy Mid Cap Growth Fund

Ivy Small Cap Growth Fund

Ivy Small Cap Value Fund

Ivy Tax-Managed Equity Fund

Ivy Value Fund

Global/International Funds

Ivy Cundill Global Value Fund

Ivy European Opportunities Fund

Ivy Global Equity Income Fund

Ivy Global Income Allocation Fund

Ivy International Core Equity Fund

Ivy International Growth Fund

Ivy Managed European/Pacific Fund

Ivy Managed International Opportunities Fund

Ivy Pacific Opportunities Fund

Specialty Funds

Ivy Asset Strategy Fund

Ivy Asset Strategy New Opportunities Fund

Ivy Balanced Fund

Ivy Energy Fund

Ivy Global Natural Resources Fund

Ivy Global Real Estate Fund*

Ivy Global Risk-Managed Real Estate Fund*

*Fund commencement of operations was April 1, 2013.

Ivy Real Estate Securities Fund

Ivy Science and Technology Fund

Fixed Income Funds

Ivy Bond Fund

Ivy Global Bond Fund

Ivy High Income Fund

Ivy Limited-Term Bond Fund

Ivy Money Market Fund

Ivy Municipal Bond Fund

Ivy Municipal High Income Fund

1.800.777.6472
Visit us online at www.ivyfunds.com

The Ivy Funds are managed by Ivy Investment Management Company and distributed by its subsidiary, Ivy Funds Distributor, Inc.

Investors should consider the investment objectives, risks, charges and expenses of a fund carefully before investing. For a prospectus containing this and other information for the Ivy Funds, call your financial advisor or visit us online at www.ivyfunds.com. Please read the prospectus, or summary prospectus, carefully before investing.

ANN-IVYSPEC (3-13)

Annual Report

March 31, 2013

Ivy Funds

Ivy Bond Fund
Ivy Core Equity Fund
Ivy Cundill Global Value Fund
Ivy Dividend Opportunities Fund
Ivy European Opportunities Fund
Ivy Global Bond Fund
Ivy Global Equity Income Fund
Ivy Global Income Allocation Fund
Ivy High Income Fund
Ivy International Core Equity Fund
Ivy International Growth Fund
Ivy Large Cap Growth Fund
Ivy Limited-Term Bond Fund
Ivy Managed European/Pacific Fund
Ivy Managed International Opportunities Fund
Ivy Micro Cap Growth Fund
Ivy Mid Cap Growth Fund
Ivy Money Market Fund
Ivy Municipal Bond Fund
Ivy Municipal High Income Fund
Ivy Pacific Opportunities Fund
Ivy Small Cap Growth Fund
Ivy Small Cap Value Fund
Ivy Tax-Managed Equity Fund
Ivy Value Fund


IVY FUNDS®
THE WORLD COVERED℠

CONTENTS

Ivy Funds

This report is submitted for the general information of the shareholders of Ivy Funds. It is not authorized for distribution to prospective investors in the Funds unless preceded or accompanied by a current Ivy Funds prospectus, or summary prospectus, and current performance information, including current Lipper ranking information.



Henry J. Herrmann, CFA

Dear Shareholder,

The connections among politics, economic growth and financial markets have been made very evident in the year since our last report to you. While equity markets ended the fiscal year higher, it was neither a smooth nor steady climb. Political uncertainty in the U.S. and overseas continued to generate headwinds in the face of an economic recovery that is progressing more slowly than any of us would like.

The U.S. recovery seemed to be gaining traction early in the year, but growth slowed later on. Concerns about the future of the European Union (EU) and the euro receded in June after the Greece election showed that nation's willingness to take on the austerity measures necessary to remain in the union, and European Central Bank President Mario Draghi committed to do whatever it takes to save the EU. Cyprus became the latest example of Europe's banking crisis, while Italy added to concerns about the region as it struggled to form a government. Europe entered a recession with the southern periphery especially challenged.

Although markets remained volatile during the year, the overall trend for equities was higher. That run, however, slowed as we moved into the fall when markets again encountered political uncertainty related to the U.S. election and federal budget. While a compromise on income taxes helped the U.S. avoid the fiscal cliff of spending cuts and tax increases as 2013 began, the long-term solution to budget deficits remains unclear.

Despite the volatility, the S&P 500 Index closed the fiscal year up 11.4% (including reinvested dividends) from its level on the same date a year earlier. Bond yields also reacted to the uncertainty, with the yield hovering near 2% during much of the year, with occasional dips lower. Ten year Treasuries ended the fiscal year with a yield of 1.87%, down significantly from the yield on the same date a year earlier of 2.23%.

One of the key lessons from the past year: It is important to take a long view of the markets. We still believe good reasons remain for optimism on the economy and equity markets over the course of this year, but it may take some time until the data become convincing enough to allow for meaningful upside. We think U.S. economic growth will show further improvement in the second half of this year and be slightly better than the first half, leading to growth of about 2.5% for the year. We will continue monitoring these and other economic developments in the months ahead.

Economic Snapshot

	03/31/13	03/31/12
S&P 500 Index	1,569.19	1,408.47
MSCI EAFE Index	1.674.30	1,553.41
10-Year Treasury Yield	1.87%	2.23%
U.S. unemployment rate	7.6%	8.2%
30-year fixed mortgage rate	3.68%	3.97%
Oil price per barrel	$ 97.23	$ 103.02

Sources: Bloomberg, U.S. Department of Labor, CME

All government statistics shown are subject to periodic revision. The S&P 500 Index is an unmanaged index that tracks the stocks of 500 primarily large-cap U.S. companies. MSCI EAFE Index is an unmanaged index comprised of securities that represent the securities markets in Europe, Australasia and the Far East. Citigroup Broad Investment Grade Index is an unmanaged index comprised of securities that represent the bond market. Annualized yield to maturity is the rate of return anticipated on a bond if it is held until the maturity date. It is not possible to invest directly in any of these indexes. Mortgage rates are from BankRate and reflect the overnight national average rate on a conventional 30-year fixed loan. Oil prices reflect the market price of West Texas intermediate grade crude.

As always, we thank you for your continued trust and partnership.

Respectfully,

Henry J. Herrmann, CFA
President

The opinions expressed in this letter are those of the President of the Ivy Funds and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

As a shareholder of a Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, redemption fees and exchange fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Fund expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in a Fund and to compare these costs with the ongoing costs of investing in other mutual funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended March 31, 2013.

Actual Expenses

The first section in the following table provides information about actual account values and actual expenses for each share class. You may use the information in this section, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first section under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the table. These fees apply to Individual Retirement Accounts (IRAs), IRA Rollovers, Roth IRAs, Conversion Roth IRAs, Simplified Employee Pension (SEP), Simple IRAs, Tax-Sheltered Accounts (TSAs), Keogh Plans, Owner Only 401(k) (Exclusive K) Plans and Final Pay Plans. As of the close of the six months covered by the table, a customer is charged an annual fee of $18 within each plan type. This fee is waived for IRA Rollovers and Conversion Roth IRAs if the customer owns another type of IRA. Coverdell Education Savings Account plans arecharged an annual fee of $10 per customer. You should consider the additional fees that were charged to your Fund account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the following table. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second section in the following table provides information about hypothetical account values and hypothetical expenses for each share class based on the Fund's actual expense ratio and an assumed rate of return of five percent per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this five percent hypothetical example with the five percent hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees or exchange fees. Therefore, the second section in the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Expenses paid may be impacted by expense reduction arrangements. If those arrangements had not been in place, expenses paid would have been higher. See Note 6 to the Financial Statements for further information.

	Actual[(1)]			Hypothetical[(2)]			
Fund	Beginning Account Value 9-30-12	Ending Account Value 3-31-13	Expenses Paid During Period*	Beginning Account Value 9-30-12	Ending Account Value 3-31-13	Expenses Paid During Period*	Annualized Expense Ratio Based on the Six-Month Period
Ivy Bond Fund							
Class A	$1,000	$1,014.80	$ 5.24	$1,000	$1,019.76	$ 5.25	1.04%
Class B	$1,000	$1,009.90	$10.05	$1,000	$1,014.91	$10.07	2.01%
Class C	$1,000	$1,011.10	$ 8.95	$1,000	$1,016.07	$ 8.97	1.78%
Class E	$1,000	$1,014.30	$ 5.74	$1,000	$1,019.25	$ 5.75	1.14%
Class I	$1,000	$1,016.40	$ 3.63	$1,000	$1,021.29	$ 3.64	0.73%
Class R***	$1,000	$1,009.60	$ 3.72	$1,000	$1,018.31	$ 6.66	1.33%
Class Y	$1,000	$1,015.10	$ 4.94	$1,000	$1,020.05	$ 4.95	0.98%
Ivy Core Equity Fund							
Class A	$1,000	$1,091.60	$ 6.27	$1,000	$1,018.94	$ 6.06	1.20%
Class B	$1,000	$1,085.90	$11.58	$1,000	$1,013.86	$11.18	2.22%
Class C	$1,000	$1,088.00	$10.44	$1,000	$1,014.90	$10.07	2.01%
Class E	$1,000	$1,091.20	$ 7.01	$1,000	$1,018.21	$ 6.76	1.35%
Class I	$1,000	$1,093.70	$ 4.61	$1,000	$1,020.52	$ 4.45	0.89%
Class R***	$1,000	$1,087.90	$ 4.49	$1,000	$1,017.40	$ 7.57	1.51%
Class Y	$1,000	$1,093.10	$ 5.34	$1,000	$1,019.86	$ 5.15	1.02%

See footnotes on page 9.

Fund	Actual(1)			Hypothetical(2)			Annualized Expense Ratio Based on the Six-Month Period
	Beginning Account Value 9-30-12	Ending Account Value 3-31-13	Expenses Paid During Period*	Beginning Account Value 9-30-12	Ending Account Value 3-31-13	Expenses Paid During Period*	
Ivy Cundill Global Value Fund							
Class A	$1,000	$1,208.20	$10.05	$1,000	$1,015.83	$ 9.17	1.82%
Class B	$1,000	$1,201.90	$15.96	$1,000	$1,010.43	$14.58	2.91%
Class C	$1,000	$1,205.00	$12.90	$1,000	$1,013.19	$11.78	2.36%
Class E	$1,000	$1,209.50	$ 8.84	$1,000	$1,016.96	$ 8.07	1.60%
Class I	$1,000	$1,212.00	$ 6.64	$1,000	$1,018.97	$ 6.06	1.20%
Class R***	$1,000	$1,077.80	$ 5.19	$1,000	$1,016.11	$ 8.87	1.77%
Class Y	$1,000	$1,210.10	$ 8.40	$1,000	$1,017.37	$ 7.67	1.52%
Ivy Dividend Opportunities Fund							
Class A	$1,000	$1,086.30	$ 6.68	$1,000	$1,018.52	$ 6.46	1.29%
Class B	$1,000	$1,081.50	$11.14	$1,000	$1,014.25	$10.78	2.14%
Class C	$1,000	$1,082.40	$10.20	$1,000	$1,015.10	$ 9.87	1.97%
Class E	$1,000	$1,086.40	$ 7.09	$1,000	$1,018.15	$ 6.86	1.36%
Class I	$1,000	$1,088.40	$ 4.91	$1,000	$1,020.26	$ 4.75	0.94%
Class R***	$1,000	$1,089.30	$ 4.49	$1,000	$1,017.32	$ 7.67	1.53%
Class Y	$1,000	$1,087.10	$ 6.16	$1,000	$1,019.03	$ 5.96	1.18%
Ivy European Opportunities Fund							
Class A	$1,000	$1,075.60	$ 9.24	$1,000	$1,016.04	$ 8.97	1.78%
Class B	$1,000	$1,069.70	$14.80	$1,000	$1,010.66	$14.38	2.86%
Class C	$1,000	$1,072.00	$12.64	$1,000	$1,012.72	$12.28	2.45%
Class E**	$1,000	$1,078.00	$ 6.75	$1,000	$1,018.41	$ 6.56	1.31%
Class I	$1,000	$1,078.80	$ 6.03	$1,000	$1,019.09	$ 5.86	1.17%
Class R***	$1,000	$1,022.80	$ 5.06	$1,000	$1,016.14	$ 8.87	1.76%
Class Y	$1,000	$1,077.30	$ 7.27	$1,000	$1,017.91	$ 7.06	1.41%
Ivy Global Bond Fund							
Class A	$1,000	$1,024.50	$ 4.96	$1,000	$1,020.00	$ 4.95	0.99%
Class B	$1,000	$1,020.70	$ 8.79	$1,000	$1,016.27	$ 8.77	1.74%
Class C	$1,000	$1,020.70	$ 8.79	$1,000	$1,016.27	$ 8.77	1.74%
Class I	$1,000	$1,025.80	$ 3.75	$1,000	$1,021.23	$ 3.74	0.74%
Class R***	$1,000	$1,013.00	$ 4.13	$1,000	$1,017.60	$ 7.36	1.47%
Class Y	$1,000	$1,024.50	$ 4.96	$1,000	$1,020.01	$ 4.95	0.99%
Ivy Global Equity Income Fund							
Class A	$1,000	$1,083.90	$ 6.77	$1,000	$1,018.46	$ 6.56	1.30%
Class B	$1,000	$1,080.60	$10.40	$1,000	$1,014.96	$10.07	2.00%
Class C	$1,000	$1,080.50	$10.19	$1,000	$1,015.18	$ 9.87	1.96%
Class I	$1,000	$1,085.90	$ 4.90	$1,000	$1,020.25	$ 4.75	0.94%
Class R***	$1,000	$1,050.50	$ 4.82	$1,000	$1,016.55	$ 8.47	1.68%
Class Y	$1,000	$1,084.50	$ 6.15	$1,000	$1,019.01	$ 5.96	1.19%

See footnotes on page 9.

Fund	Actual[1]			Hypothetical[2]			Annualized Expense Ratio Based on the Six-Month Period
	Beginning Account Value 9-30-12	Ending Account Value 3-31-13	Expenses Paid During Period*	Beginning Account Value 9-30-12	Ending Account Value 3-31-13	Expenses Paid During Period*	
Ivy Global Income Allocation Fund							
Class A	$1,000	$1,063.50	$ 6.91	$1,000	$1,018.20	$ 6.76	1.35%
Class B	$1,000	$1,058.90	$11.74	$1,000	$1,013.49	$11.48	2.29%
Class C	$1,000	$1,060.70	$10.41	$1,000	$1,014.87	$10.18	2.02%
Class E	$1,000	$1,064.40	$ 6.81	$1,000	$1,018.31	$ 6.66	1.33%
Class I	$1,000	$1,066.10	$ 4.65	$1,000	$1,020.39	$ 4.55	0.91%
Class R***	$1,000	$1,033.00	$ 4.47	$1,000	$1,017.17	$ 7.87	1.56%
Class Y	$1,000	$1,064.90	$ 5.99	$1,000	$1,019.10	$ 5.86	1.17%
Ivy High Income Fund							
Class A	$1,000	$1,075.10	$ 4.77	$1,000	$1,020.35	$ 4.65	0.92%
Class B	$1,000	$1,071.00	$ 8.80	$1,000	$1,016.47	$ 8.57	1.70%
Class C	$1,000	$1,071.30	$ 8.49	$1,000	$1,016.77	$ 8.27	1.64%
Class E	$1,000	$1,072.70	$ 7.05	$1,000	$1,018.16	$ 6.86	1.36%
Class I	$1,000	$1,076.40	$ 3.53	$1,000	$1,021.51	$ 3.44	0.69%
Class R***	$1,000	$1,040.20	$ 3.67	$1,000	$1,018.56	$ 6.46	1.28%
Class Y	$1,000	$1,075.10	$ 4.77	$1,000	$1,020.35	$ 4.65	0.92%
Ivy International Core Equity Fund							
Class A	$1,000	$1,092.40	$ 7.53	$1,000	$1,017.71	$ 7.26	1.45%
Class B	$1,000	$1,087.50	$12.21	$1,000	$1,013.20	$11.78	2.35%
Class C	$1,000	$1,088.20	$10.96	$1,000	$1,014.44	$10.58	2.10%
Class E	$1,000	$1,091.20	$ 7.84	$1,000	$1,017.40	$ 7.57	1.51%
Class I	$1,000	$1,094.70	$ 5.45	$1,000	$1,019.77	$ 5.25	1.03%
Class R***	$1,000	$1,037.70	$ 4.69	$1,000	$1,016.82	$ 8.17	1.63%
Class Y	$1,000	$1,092.60	$ 6.70	$1,000	$1,018.51	$ 6.46	1.29%
Ivy International Growth Fund							
Class A	$1,000	$1,067.50	$ 7.55	$1,000	$1,017.63	$ 7.36	1.46%
Class B	$1,000	$1,062.00	$12.78	$1,000	$1,012.54	$12.48	2.48%
Class C	$1,000	$1,062.80	$12.07	$1,000	$1,013.18	$11.78	2.36%
Class E**	$1,000	$1,068.90	$ 6.41	$1,000	$1,018.74	$ 6.26	1.24%
Class I	$1,000	$1,069.40	$ 5.79	$1,000	$1,019.37	$ 5.65	1.12%
Class R***	$1,000	$1,020.40	$ 4.85	$1,000	$1,016.42	$ 8.57	1.71%
Class Y	$1,000	$1,068.20	$ 7.14	$1,000	$1,018.06	$ 6.96	1.38%
Ivy Large Cap Growth Fund							
Class A	$1,000	$1,075.20	$ 6.33	$1,000	$1,018.84	$ 6.16	1.22%
Class B	$1,000	$1,070.10	$11.28	$1,000	$1,014.04	$10.98	2.19%
Class C	$1,000	$1,071.60	$ 9.43	$1,000	$1,015.87	$ 9.17	1.82%
Class E	$1,000	$1,075.20	$ 6.95	$1,000	$1,018.22	$ 6.76	1.35%
Class I	$1,000	$1,077.10	$ 4.57	$1,000	$1,020.51	$ 4.45	0.89%
Class R	$1,000	$1,073.60	$ 6.95	$1,000	$1,018.23	$ 6.76	1.34%
Class Y	$1,000	$1,075.40	$ 5.81	$1,000	$1,019.29	$ 5.65	1.13%

See footnotes on page 9.

	Actual[1]			Hypothetical[2]			
Fund	Beginning Account Value 9-30-12	Ending Account Value 3-31-13	Expenses Paid During Period*	Beginning Account Value 9-30-12	Ending Account Value 3-31-13	Expenses Paid During Period*	Annualized Expense Ratio Based on the Six-Month Period
Ivy Limited-Term Bond Fund							
Class A	$1,000	$1,005.00	$ 4.41	$1,000	$1,020.57	$ 4.45	0.87%
Class B	$1,000	$1,000.80	$ 8.50	$1,000	$1,016.40	$ 8.57	1.71%
Class C	$1,000	$1,001.20	$ 8.10	$1,000	$1,016.85	$ 8.17	1.62%
Class E	$1,000	$1,004.40	$ 5.01	$1,000	$1,019.95	$ 5.05	1.00%
Class I	$1,000	$1,006.20	$ 3.21	$1,000	$1,021.78	$ 3.23	0.63%
Class R***	$1,000	$1,004.10	$ 3.51	$1,000	$1,018.82	$ 6.16	1.22%
Class Y	$1,000	$1,005.00	$ 4.41	$1,000	$1,020.57	$ 4.45	0.87%
Ivy Managed European/Pacific Fund							
Class A	$1,000	$1,040.70	$ 3.06	$1,000	$1,021.90	$ 3.03	0.61%
Class B	$1,000	$1,039.20	$ 7.75	$1,000	$1,017.32	$ 7.67	1.53%
Class C	$1,000	$1,037.80	$ 7.03	$1,000	$1,018.03	$ 6.96	1.38%
Class E**	$1,000	$1,042.80	$ 2.45	$1,000	$1,022.49	$ 2.43	0.49%
Class I	$1,000	$1,042.80	$ 1.33	$1,000	$1,023.66	$ 1.32	0.26%
Class R***	$1,000	$ 992.40	$ 2.29	$1,000	$1,020.88	$ 4.14	0.81%
Class Y	$1,000	$1,041.70	$ 2.45	$1,000	$1,022.55	$ 2.43	0.48%
Ivy Managed International Opportunities Fund							
Class A	$1,000	$1,058.70	$ 2.57	$1,000	$1,022.47	$ 2.53	0.49%
Class B	$1,000	$1,054.30	$ 7.09	$1,000	$1,018.02	$ 6.96	1.39%
Class C	$1,000	$1,056.10	$ 6.58	$1,000	$1,018.52	$ 6.46	1.29%
Class E**	$1,000	$1,059.60	$ 2.06	$1,000	$1,022.96	$ 2.02	0.40%
Class I	$1,000	$1,059.40	$ 0.82	$1,000	$1,024.11	$ 0.81	0.16%
Class R***	$1,000	$1,010.10	$ 2.01	$1,000	$1,021.35	$ 3.64	0.72%
Class Y	$1,000	$1,058.70	$ 2.06	$1,000	$1,022.93	$ 2.02	0.40%
Ivy Micro Cap Growth Fund							
Class A	$1,000	$1,094.20	$ 9.42	$1,000	$1,015.98	$ 9.07	1.80%
Class B	$1,000	$1,088.80	$15.25	$1,000	$1,010.35	$14.68	2.92%
Class C	$1,000	$1,090.20	$13.59	$1,000	$1,011.95	$13.08	2.60%
Class I	$1,000	$1,097.20	$ 6.92	$1,000	$1,018.36	$ 6.66	1.32%
Class R***	$1,000	$1,150.80	$ 5.81	$1,000	$1,015.45	$ 9.57	1.90%
Class Y	$1,000	$1,095.00	$ 8.48	$1,000	$1,016.79	$ 8.17	1.63%
Ivy Mid Cap Growth Fund							
Class A	$1,000	$1,126.70	$ 6.81	$1,000	$1,018.56	$ 6.46	1.28%
Class B	$1,000	$1,121.00	$11.77	$1,000	$1,013.80	$11.18	2.23%
Class C	$1,000	$1,122.00	$10.93	$1,000	$1,014.64	$10.38	2.06%
Class E	$1,000	$1,124.70	$ 8.50	$1,000	$1,016.97	$ 8.07	1.60%
Class I	$1,000	$1,127.60	$ 5.32	$1,000	$1,019.89	$ 5.05	1.01%
Class R***	$1,000	$1,124.40	$ 8.50	$1,000	$1,016.91	$ 8.07	1.61%
Class Y	$1,000	$1,126.80	$ 6.70	$1,000	$1,018.68	$ 6.36	1.25%

See footnotes on page 9.

Fund	Actual[1]			Hypothetical[2]			Annualized Expense Ratio Based on the Six-Month Period
	Beginning Account Value 9-30-12	Ending Account Value 3-31-13	Expenses Paid During Period*	Beginning Account Value 9-30-12	Ending Account Value 3-31-13	Expenses Paid During Period*	
Ivy Money Market Fund							
Class A	$1,000	$1,000.10	$ 1.40	$1,000	$1,023.48	$ 1.42	0.29%
Class B**	$1,000	$1,000.10	$ 1.40	$1,000	$1,023.49	$ 1.42	0.29%
Class C**	$1,000	$1,000.10	$ 1.40	$1,000	$1,023.48	$ 1.42	0.29%
Class E	$1,000	$1,000.10	$ 1.40	$1,000	$1,023.49	$ 1.42	0.29%
Ivy Municipal Bond Fund							
Class A	$1,000	$1,012.10	$ 4.93	$1,000	$1,020.00	$ 4.95	0.99%
Class B	$1,000	$1,008.30	$ 8.74	$1,000	$1,016.26	$ 8.77	1.74%
Class C	$1,000	$1,008.30	$ 8.74	$1,000	$1,016.24	$ 8.77	1.74%
Class I	$1,000	$1,013.20	$ 4.03	$1,000	$1,020.98	$ 4.04	0.79%
Class Y	$1,000	$1,012.10	$ 4.93	$1,000	$1,020.00	$ 4.95	0.99%
Ivy Municipal High Income Fund							
Class A	$1,000	$1,029.60	$ 4.16	$1,000	$1,020.81	$ 4.14	0.83%
Class B	$1,000	$1,025.60	$ 8.10	$1,000	$1,016.91	$ 8.07	1.61%
Class C	$1,000	$1,025.80	$ 7.90	$1,000	$1,017.13	$ 7.87	1.56%
Class I	$1,000	$1,030.50	$ 3.35	$1,000	$1,021.63	$ 3.34	0.66%
Class Y	$1,000	$1,029.60	$ 4.16	$1,000	$1,020.81	$ 4.14	0.83%
Ivy Pacific Opportunities Fund							
Class A	$1,000	$1,033.80	$ 8.64	$1,000	$1,016.45	$ 8.57	1.70%
Class B	$1,000	$1,027.40	$14.70	$1,000	$1,010.48	$14.58	2.90%
Class C	$1,000	$1,029.80	$12.69	$1,000	$1,012.44	$12.58	2.51%
Class E**	$1,000	$1,036.30	$ 6.62	$1,000	$1,018.41	$ 6.56	1.31%
Class I	$1,000	$1,036.60	$ 6.01	$1,000	$1,019.01	$ 5.96	1.19%
Class R***	$1,000	$ 986.50	$ 4.97	$1,000	$1,016.02	$ 8.97	1.79%
Class Y	$1,000	$1,035.90	$ 7.33	$1,000	$1,017.76	$ 7.26	1.44%
Ivy Small Cap Growth Fund							
Class A	$1,000	$1,129.00	$ 7.88	$1,000	$1,017.54	$ 7.46	1.48%
Class B	$1,000	$1,123.80	$13.17	$1,000	$1,012.51	$12.48	2.49%
Class C	$1,000	$1,125.90	$11.27	$1,000	$1,014.31	$10.68	2.13%
Class E	$1,000	$1,128.73	$ 8.30	$1,000	$1,017.16	$ 7.87	1.56%
Class I	$1,000	$1,131.30	$ 5.65	$1,000	$1,019.63	$ 5.35	1.06%
Class R	$1,000	$1,128.00	$ 8.83	$1,000	$1,016.60	$ 8.37	1.67%
Class Y	$1,000	$1,129.90	$ 6.92	$1,000	$1,018.40	$ 6.56	1.31%
Ivy Small Cap Value Fund							
Class A	$1,000	$1,165.30	$ 8.88	$1,000	$1,016.75	$ 8.27	1.64%
Class B	$1,000	$1,158.90	$14.90	$1,000	$1,011.15	$13.88	2.76%
Class C	$1,000	$1,161.60	$12.54	$1,000	$1,013.33	$11.68	2.33%
Class E**	$1,000	$1,167.30	$ 6.50	$1,000	$1,018.90	$ 6.06	1.21%
Class I	$1,000	$1,168.10	$ 5.96	$1,000	$1,019.41	$ 5.55	1.11%
Class R***	$1,000	$1,130.60	$ 5.11	$1,000	$1,016.50	$ 8.47	1.69%
Class Y	$1,000	$1,166.70	$ 7.80	$1,000	$1,017.72	$ 7.26	1.45%

See footnotes on page 9.

Fund	Actual(1) Beginning Account Value 9-30-12	Actual(1) Ending Account Value 3-31-13	Actual(1) Expenses Paid During Period*	Hypothetical(2) Beginning Account Value 9-30-12	Hypothetical(2) Ending Account Value 3-31-13	Hypothetical(2) Expenses Paid During Period*	Annualized Expense Ratio Based on the Six-Month Period
Ivy Tax-Managed Equity Fund							
Class A	$1,000	$1,084.90	$ 6.15	$1,000	$1,018.99	$ 5.96	1.19%
Class B	$1,000	$1,082.50	$ 9.27	$1,000	$1,015.99	$ 8.97	1.79%
Class C	$1,000	$1,081.20	$ 9.57	$1,000	$1,015.70	$ 9.27	1.85%
Class I	$1,000	$1,086.80	$ 4.59	$1,000	$1,020.54	$ 4.45	0.88%
Class Y	$1,000	$1,086.10	$ 5.84	$1,000	$1,019.29	$ 5.65	1.13%
Ivy Value Fund							
Class A	$1,000	$1,156.10	$ 7.55	$1,000	$1,017.96	$ 7.06	1.40%
Class B	$1,000	$1,150.50	$12.47	$1,000	$1,013.29	$11.68	2.33%
Class C	$1,000	$1,151.80	$11.08	$1,000	$1,014.61	$10.38	2.07%
Class E**	$1,000	$1,157.10	$ 6.04	$1,000	$1,019.33	$ 5.65	1.12%
Class I	$1,000	$1,158.00	$ 5.50	$1,000	$1,019.87	$ 5.15	1.02%
Class R***	$1,000	$1,116.10	$ 4.76	$1,000	$1,016.99	$ 7.97	1.59%
Class Y	$1,000	$1,156.20	$ 6.79	$1,000	$1,018.64	$ 6.36	1.26%

**Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 182 days in the six-month period ended March 31, 2013, and divided by 365.*

***Class E is closed to investment.*

****Actual inception date of Class R shares for each Fund is 12-19-12 (the date on which shares were first acquired by shareholders). The calculations are based on 103 days in the period ended March 31, 2013.*

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column of this section.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads, redemption fees or exchange fees.


Thomas B. Houghton


David W. Land


Christopher R. Sebald

Ivy Bond Fund is subadvised by Advantus Capital Management, Inc.

Below, Thomas B. Houghton, CFA, David W. Land, CFA and Christopher R. Sebald, CFA, portfolio managers of the Ivy Bond Fund, discuss positioning, performance and results for the fiscal year ended March 31, 2013. Mr. Houghton has managed the Fund for since April 2005 and has 20 years of industry experience. Mr. Land has managed the Fund since April 2005 and has 23 years of industry experience. Mr. Sebald has managed the Fund since August 2003 and has 25 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended March 31, 2013	
Ivy Bond (Class A shares at net asset value)	6.33%
Ivy Bond (Class A shares including sales charges)	0.22%
Benchmark(s) and/or Lipper Category	
Barclays U.S. Aggregate Bond Index (generally reflects the performance of securities representing the world's bond markets)	3.78%
Lipper Corporate Debt A Rated Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	6.05%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.

The Fund's performance during the fiscal year was primarily due to investments in corporate bonds, asset-backed securities (ABS), commercial mortgage-backed securities (CMBS) and other non-government bonds. While yields were little changed on government bonds from the beginning to the end of 2012, yields fell significantly and prices rose on non-government bonds due to investors' desire for higher yields. Additionally, performance was enhanced by the individual securities we chose, not just the sectors. This resulted in strong security selection results throughout the fiscal year. In particular, security selection in the industrial sector provided over 100 basis points of excess return for the year relative to the Fund's index. Specifically, the Fund's positions in the energy, pipeline, transportation and home-equity asset-backed sectors performed well.

Market

The macro environment in 2012 presented some significant challenges. For the third year in a row, the U.S. economic situation deteriorated around the middle of the year, highlighted by disappointments in jobs reports, softening business sentiment and weakening industrial activity. This past year's deterioration was compounded by Europe's ever-creaking financial and political infrastructure.

After a tumultuous second quarter, markets rebounded in the third quarter. Investors were surprised by the open-ended quantitative easing measures that monetary authorities launched. Both the European Central Bank (ECB) and the Federal Reserve (Fed) pledged open-ended monetary policy actions, which had a huge impact on markets. Yields on agency MBS in particular fell significantly. A narrowing of spreads in all sectors of the investment-grade bond market followed.

The Fed's and ECB's actions had the desired effect in the risk markets. Stocks rose 6% over the quarter, based on the Standard & Poor's 500 Index. The 10-year Treasury bond yield reached a new low of 1.39%, but ended the quarter close to where it started, as the Fed extended its promise to hold interest rates low until mid-2015.

By the end of 2012, due to the impending payroll tax increase, health care taxes and sequester-imposed budget cuts, expectations were that economic growth would slow by as much as 4% in 2013. Ultimately there was a resolution on taxes, and the drag is currently projected at 2%.

Throughout the past 12 months, housing continued to be one of the few bright spots, with home prices, sales and housing starts all improving. In addition to the positive momentum in housing, we saw unemployment claims fall to a five-year low and the unemployment rate fell from 8.2% to 7.6%.

Positioning

While the Fund was well-positioned for the slowdown in the second quarter of 2012, we trimmed positions in banks and real estate investment trusts (REIT) debt. We bought Treasuries again, not for their long-term value, but for their near-term safety. We also increased purchases of agency MBS and extended the Fund's duration slightly to benefit from falling interest rates.

While economic data did not improve much during the third quarter of calendar 2012, we gained confidence from the actions of policy makers throughout the developed world. We added to our exposure in financials in the quarter and became more comfortable that the case was building for long-term improvement in banks as higher capital requirements and a strong regulatory environment would create a favorable backdrop for bank bonds.

We continued to add to our corporate bond exposure during the fourth quarter of calendar 2012, primarily in the financial and utility sectors. In the industrial sector we took profits in capital goods, where spreads were near the lowest levels of the year, and rotated back into the energy space. In the structured finance sectors we took profits on MBS and raised our exposure in CMBS.

Outlook

While we remain encouraged by economic progress in the U.S. (particularly in housing, which has an economic multiplier effect on several areas of the economy), we are also cautious about the possibility of a repeat summer slowdown. Over the past three years, the economy has experienced a slowdown from the second quarter through the summer. This slowdown has been characterized by falling stock prices, widening bond spreads and falling Treasury yields after a strong run up in the first quarter. The slowdown usually coincided with external catalysts (such as the European Debt Crisis) as well, but it hasn't been counterbalanced in these three years with such a strong improvement in the housing cycle.

We are cautious that gains can be extended — especially considering that the effects of fiscal constraint and tax increases will likely begin to materialize in the economy — but comforted that prospects of the downside will be more limited due to the strength of the housing recovery. Treasury yields are likely to remain range bound, around 2%. This would be higher than the lows of last summer and reflects an improved economic outlook, but it is far from a return to normal. We believe sectors which benefited most recently are likely to propel further with improved housing and Fed easing. However, should a summer slowdown materialize, we will look at this sector first to cut risk. Energy and utility sectors remain strong as well. We've invested less recently in structured finance, but we're likely to become a buyer, based on value, should we see these sectors (such as MBS) weaken further.

We have near-term concerns about the strength of the markets witnessed in the last several months. However, we think the combination of low but improving economic growth and the Fed's aggressive policies to keep interest rates low will continue to compel investors to seek yield and cause non-government spreads to tighten by the end of the year. While stocks have done well and have begun attracting new investments in mutual funds, bond funds also gained investments. We don't see evidence of a great rotation from bonds to stocks and do not expect it in the current environment. We believe we would need much higher growth and inflation to frighten bond investors from their current investment path.

The Fund's performance noted above is at net asset value (NAV) and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted. Performance including sales charges reflects the maximum applicable front-end sales load.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Fixed-income securities are subject to interest rate risk and, as such, the Fund's net asset value may fall as interest rates rise. These and other risks are more fully described in the Fund's prospectus.

Certain U.S. government securities in which the Fund may invest, such as Treasury securities and securities issued by the Government National Mortgage Association (Ginnie Mae), are backed by the full faith and credit of the U.S. government. However, other U.S. government securities in which the Fund may invest, such as securities issued by the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac) and the Federal Home Loan Banks (FHLB) are not backed by the full faith and credit of the U.S. government, are not insured or guaranteed by the U.S. government and, instead, may be supported only by the right of the issuer to borrow from the U.S. Treasury or by the credit of the issuer.

On Sept. 7, 2008, the Federal Housing Finance Agency (FHFA), an agency of the U.S. government, placed Fannie Mae and Freddie Mac into conservatorship, a statutory process with the objective of returning the entities to normal business operations. FHFA will act as the conservator to operate Fannie Mae and Freddie Mac until they are stabilized. It is unclear what effect this conservatorship will have on the securities issued or guaranteed by Fannie Mae or Freddie Mac.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted is unmanaged and includes reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Bond Fund.

Asset Allocation

Bonds	**95.7%**
Corporate Debt Securities	42.5%
United States Government and Government Agency Obligations	31.7%
Asset-Backed Securities	11.4%
Mortgage-Backed Securities	8.5%
Municipal Bonds—Taxable	1.6%
Cash and Cash Equivalents and Equities	**4.3%**

Lipper Rankings

Category: Lipper Corporate Debt Funds A Rated	Rank	Percentile
1 Year	37/97	38
3 Year	23/83	28
5 Year	49/80	61
10 Year	49/57	85

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Quality Weightings

Investment Grade	**81.6%**
AAA	7.8%
AA	37.0%
A	11.3%
BBB	25.5%
Non-Investment Grade	**14.1%**
BB	10.7%
B	2.6%
CCC	0.3%
Below CCC	0.1%
Non-rated	0.4%
Cash and Cash Equivalents and Equities	**4.3%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's.

Ivy Bond Fund

(UNAUDITED)


$20,000
$15,000
$10,000
$5,000
Ivy Bond Fund, Class A Shares(1) $13,729
Barclays U.S. Aggregate Bond Index $15,953
Lipper Corporate Debt Funds a Rated Universe Average $16,085
9-30 2003
3-31 2004
3-31 2005
3-31 2006
3-31 2007
3-31 2008
3-31 2009
3-31 2010
3-31 2011
3-31 2012
3-31 2013

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return(2)	Class A	Class B	Class C	Class E	Class I	Class R	Class Y
1-year period ended 3-31-13	0.22%	1.28%	5.55%	0.14%	6.67%	—	6.39%
5-year period ended 3-31-13	4.34%	4.21%	4.79%	4.28%	5.94%	—	5.65%
10-year period ended 3-31-13	3.51%	—	—	—	—	—	—
Since inception of Class through 3-31-13(3)	—	2.94%	3.21%	3.24%	4.73%	—	4.10%
Cumulative return since inception of Class through 3-31-13(4)	—	—	—	—	—	0.96%	—

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class R and Class Y shares are not subject to sales charges.

(3)12-8-03 for Class B, Class C and Class Y shares and 4-2-07 for Class E and Class I shares (the date on which shares were first acquired by shareholders).

(4)12-19-12 for Class R shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

The Advantus Bond Fund merged into the Ivy Bond Fund on December 8, 2003. The performance shown for periods prior to this date is that of the Advantus Bond Fund Class A shares, restated to reflect current sales charges applicable to Ivy Bond Fund Class A shares. Performance has not been restated to reflect the fees and expenses applicable to the Ivy Bond Fund. If these expenses were reflected, performance shown would differ.

Ivy Bond Fund (in thousands) MARCH 31, 2013

PREFERRED STOCKS	Shares	Value
Oil & Gas Storage & Transportation – 0.3%		
NuStar Logistics, L.P.	80	$2,145
Property & Casualty Insurance – 0.6%		
Allstate Corporation (The)	130	3,403
Specialized REITs – 0.4%		
Ventas, Inc.	100	2,523
TOTAL PREFERRED STOCKS – 1.3%		**$8,071**
(Cost: $7,750)		

ASSET-BACKED SECURITIES	Principal	Value
Ally Auto Receivable Trust 2010-1B, 3.290%, 3–15–15 (A)	$4,000	4,082
America West Airlines, Inc., Pass Through Certificates, Series 1999-1, 7.930%, 1–2–19	1,056	1,161
America West Airlines, Inc., Pass Through Certificates, Series 2000-1, 8.057%, 7–2–20	1,460	1,628
American Airlines Pass-Through Trusts, Pass-Through Certificates, Series 2013-1, 5.625%, 1–15–21 (A)	2,000	2,025
American Airlines, Inc. Class Pass Through Certificates, Series 2011-1, 5.250%, 1–31–21	4,734	5,160
American Express Credit Account Master Trust Series 2012-2, 0.990%, 3–15–18	1,855	1,858
AmeriCredit Automobile Receivables Trust 2009-1C, 14.550%, 1–15–16	3,760	3,949
AmeriCredit Automobile Receivables Trust 2010-4, Series E, 4.200%, 11–8–16	2,000	2,096
AmeriCredit Automobile Receivables Trust 2011-1, Series C, 2.850%, 8–8–16	1,380	1,419
AmeriCredit Automobile Receivables Trust 2012-4, Series C, 1.930%, 8–8–18	510	517
Continental Airlines 2001-1 A-1, 8.048%, 11–1–20	1,061	1,230
Continental Airlines Pass Through Certificates, Series 2006-1, 0.768%, 6–2–13 (B)	925	923
Continental Airlines Pass Through Certificates, Series 2009-2, 7.250%, 11–10–19	666	778
Continental Airlines Pass Through Certificates, Series 2010-1B, 6.000%, 1–12–19	$ 816	$ 840
Continental Airlines, Inc. Class B Pass Through Certificates, Series 2012-1B, 6.250%, 4–11–20	1,000	1,050
CountryPlace Manufactured Housing Contract Trust 2005-1:		
4.800%, 12–15–35 (A)(B)	739	763
5.200%, 12–15–35 (A)(B)	300	329
CVS Caremark Corporation Pass-Through Trust:		
6.036%, 12–10–28	4,181	4,910
6.943%, 1–10–30	1,206	1,502
Delta Air Lines, Inc. Pass-Through Certificates, Series 2012-1A, 4.750%, 5–7–20	1,300	1,407
Delta Air Lines, Inc. Pass-Through Certificates, Series 2012-1B, 6.875%, 5–7–19 (A)	2,135	2,258
Extended Stay America Trust Commercial Mortgage Pass-Through Certificates, Series 2013-ESH MZ, 2.295%, 12–5–31	4,200	4,193
Green Tree Financial Corporation, Manufactured Housing Contract, Pass-Through Certificates, Series 1993-3 A7, 6.400%, 10–15–18	34	36
Green Tree Financial Corporation, Manufactured Housing Contract, Pass-Through Certificates, Series 1994-5 A5, 8.300%, 11–15–19	68	69
Green Tree Financial Corporation, Manufactured Housing Contract, Pass-Through Certificates, Series 1996-4 A6, 7.400%, 6–15–27	539	561
Hyundai Capital Services, Inc., 4.375%, 7–27–16 (A)	2,000	2,162
Nordstrom Credit Card Master Note Trust II, Series 2011-1A, 2.280%, 11–15–19 (A)	2,880	2,999
Origen Manufactured Housing Contract Trust 2004-A, 5.700%, 1–15–35	605	662
Origen Manufactured Housing Contract Trust 2004-B:		
4.750%, 8–15–21	$ 128	$ 128
5.730%, 11–15–35 (B)	710	753
Origen Manufactured Housing Contract Trust 2005-A, 5.860%, 6–15–36 (B)	77	82
Origen Manufactured Housing Contract Trust 2005-B, 5.910%, 1–15–37	700	731
Santander Consumer Acquired Receivables Trust 2011-S1, 3.150%, 8–15–16 (A)	2,819	2,849
Santander Drive Auto Receivables Trust 2010-B, 2.100%, 9–15–14 (A)	629	630
Santander Drive Auto Receivables Trust 2011-4, 1.370%, 3–16–15	415	416
Santander Drive Auto Receivables Trust 2012-3, Class C, 3.010%, 4–16–18	1,560	1,619
Tal Advantage V LLC, 2.830%, 2-22-38 (A)	2,400	2,409
US Airways, Inc. Class A Pass-Through Certificates, Series 2012-1, 5.900%, 10–1–24	1,010	1,129
US Airways, Inc., Series 2012-2, Class A, 6.750%, 6–3–21	4,250	4,526
World Financial Network Credit Card Master Note Trust, Ser 2006-A, 0.333%, 2–15–17 (A)(B)	4,800	4,800
TOTAL ASSET-BACKED SECURITIES – 11.4%		**$70,639**
(Cost: $68,687)		

CORPORATE DEBT SECURITIES	Principal	Value
Aerospace & Defense – 0.2%		
Textron Inc., 5.600%, 12–1–17	1,000	1,128
Airlines – 0.5%		
United Air Lines, Inc., 10.400%, 11–1–16	725	833
US Airways Group, Inc. Class A, 6.250%, 4–22–23	1,219	1,354

Ivy Bond Fund *(in thousands)* MARCH 31, 2013

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Airlines (Continued)		
US Airways Group, Inc. Class B,		
8.500%, 4–22–17	$ 819	$ 878
		3,065
Application Software – 0.3%		
Intuit Inc.,		
5.750%, 3–15–17	1,780	2,039
Auto Parts & Equipment – 0.9%		
Dana Holding Corporation:		
6.500%, 2–15–19	1,500	1,609
6.750%, 2–15-21	1,500	1,642
Delphi Corporation:		
6.125%, 5–15–21	300	330
5.000%, 2–15–23	1,250	1,322
Tenneco Inc.,		
6.875%, 12–15–20	850	934
		5,837
Automobile Manufacturers – 0.7%		
TRW Automotive Inc.,		
4.500%, 3–1–21 (A)	4,130	4,192
Automotive Manufacturers – 0.0%		
Lear Corporation,		
4.750%, 1–15–23 (A)	250	244
Cable & Satellite – 1.3%		
Comcast Corporation,		
4.650%, 7–15–42	2,700	2,753
DIRECTV Holdings LLC and DIRECTV Financing Co., Inc.,		
1.750%, 1–15–18	2,760	2,729
LYNX I CORP.,		
5.375%, 4–15–21 (A)	2,300	2,392
		7,874
Computer Hardware – 0.4%		
Hewlett-Packard Company,		
3.000%, 9–15–16	2,600	2,692
Construction & Farm Machinery & Heavy Trucks – 0.0%		
Titan International, Inc.,		
7.875%, 10–1–17 (A)	250	269
Consumer Finance – 1.7%		
AmeriGas Partners, L.P. and AmeriGas Finance Corp.,		
6.500%, 5–20–21	477	508
Discover Bank,		
8.700%, 11–18–19	458	612
Discover Financial Services,		
6.450%, 6–12–17	660	774
Ford Motor Credit Company LLC:		
5.625%, 9–15–15	1,500	1,633
3.000%, 6–12–17	1,375	1,411
General Motors Financial Company, Inc.,		
4.750%, 8–15–17 (A)	4,100	4,277

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Consumer Finance (Continued)		
Union 13 Leasing LLC,		
1.870%, 6–28–24	$1,087	$ 1,104
		10,319
Data Processing & Outsourced Services – 0.2%		
Western Union Company (The),		
2.375%, 12–10–15	970	987
Diversified Banks – 1.5%		
Bank of America Corporation:		
5.750%, 12–1–17	2,405	2,783
5.875%, 1–5–21	1,030	1,217
Bank of America, N.A.,		
5.300%, 3–15–17	2,039	2,285
Wells Fargo & Company,		
3.450%, 2–13–23	1,990	2,005
Wells Fargo Bank, N.A.,		
4.750%, 2–9–15	785	839
		9,129
Diversified Chemicals – 0.7%		
Ashland Inc.:		
3.000%, 3–15–16 (A)	2,225	2,258
3.875%, 4–15–18 (A)	2,225	2,253
		4,511
Electric – 0.5%		
FirstEnergy Corp.,		
2.750%, 3–15–18	2,855	2,889
Electric Utilities – 1.1%		
Narragansett Electric Company (The),		
4.170%, 12–10–42 (A)	4,450	4,376
Southwestern Electric Power Company,		
5.550%, 1–15–17	2,395	2,713
		7,089
Electrical Components & Equipment – 1.4%		
Actuant Corporation,		
5.625%, 6–15–22	1,195	1,240
Arrow Electronics, Inc.,		
3.000%, 3–1–18	1,985	2,004
Avnet, Inc.,		
4.875%, 12–1–22	4,600	4,774
Whirlpool Corporation,		
5.150%, 3–1–43	1,175	1,190
		9,208
Health Care Equipment – 0.7%		
St. Jude Medical, Inc.,		
4.750%, 4–15–43	4,160	4,247
Health Care Facilities – 0.3%		
NYU Hospitals Center,		
4.428%, 7–1–42	2,210	2,153

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Health Care Services – 0.2%		
Medco Health Solutions, Inc.,		
7.125%, 3–15–18	$1,030	$ 1,275
Health Care Supplies – 1.7%		
Aristotle Holding, Inc.,		
3.500%, 11–15–16	3,200	3,448
Bio-Rad Laboratories, Inc.,		
4.875%, 12–15–20	4,300	4,541
Sinai Health System,		
3.034%, 1–20–36	2,000	1,942
		9,931
Industrial – Other – 0.8%		
NBCUniversal Enterprise,		
1.974%, 4–15–19 (A)	2,450	2,458
Rock-Tenn Company,		
4.450%, 3–1–19	2,160	2,346
		4,804
Integrated Telecommunication Services – 0.2%		
Qwest Communications International Inc.,		
7.125%, 4–1–18	1,500	1,560
Investment Banking & Brokerage – 1.9%		
Goldman Sachs Group, Inc. (The):		
6.250%, 9–1–17	970	1,140
2.375%, 1–22–18	2,380	2,414
6.150%, 4–1–18	2,211	2,607
Morgan Stanley:		
6.250%, 8–28–17	2,200	2,561
5.500%, 1–26–20	1,552	1,779
5.500%, 7–28–21	1,090	1,250
		11,751
Life & Health Insurance – 0.7%		
Prudential Financial, Inc.,		
5.200%, 3–15–44	2,940	2,953
Symetra Financial Corporation,		
6.125%, 4–1–16 (A)	1,450	1,607
		4,560
Life Insurance – 0.7%		
ING U.S., Inc.,		
2.900%, 2–15–18 (A)	1,700	1,725
Pacific LifeCorp,		
5.125%, 1–30–43 (A)	2,950	2,865
		4,590
Managed Health Care – 0.1%		
Coventry Health Care, Inc.,		
6.125%, 1–15–15	415	449
Metal & Glass Containers – 0.6%		
Ball Corporation:		
7.375%, 9–1–19	500	554
6.750%, 9–15–20	2,720	2,999
		3,553

Ivy Bond Fund (in thousands) MARCH 31, 2013

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Multi-Utilities – 0.5%		
CMS Energy Corporation:		
2.750%, 5–15–14	$ 600	$ 610
8.750%, 6–15–19	1,825	2,464
		3,074
Oil & Gas Drilling – 0.6%		
Rowan Companies, Inc., 5.400%, 12–1–42	3,690	3,690
Oil & Gas Equipment & Services – 0.6%		
Oil States International, Inc., 5.125%, 1–15–23 (A)	1,000	1,000
Weatherford International Ltd., 5.125%, 9–15–20	2,350	2,536
		3,536
Oil & Gas Exploration & Production – 2.5%		
Concho Resources Inc., 5.500%, 10–1–22	2,500	2,600
Denbury Resources Inc., 4.625%, 7–15–23	5,000	4,825
Plains Exploration & Production Company:		
6.500%, 11–15–20	3,000	3,315
6.750%, 2–1–22	2,000	2,228
Tesoro Corporation, 4.250%, 10–1–17	2,645	2,764
		15,732
Oil & Gas Refining & Marketing – 1.6%		
Kerr-McGee Corporation:		
6.950%, 7–1–24	1,000	1,254
7.875%, 9–15–31	3,165	4,153
NuStar Logistics, L.P., 7.900%, 4–15–18	4,000	4,578
		9,985
Oil & Gas Storage & Transportation – 5.0%		
DCP Midstream Operating, LP (GTD by DCP Midstream Partners, LP), 3.875%, 3–15–23	1,230	1,238
DCP Midstream Operating, LP (GTD by DCP MidstreamPartners, LP), 2.500%, 12–1–17	2,700	2,742
El Paso Natural Gas Company, 7.500%, 11–15–26	3,290	4,531
El Paso Pipeline Partners Operating Company, LLC:		
6.500%, 4–1–20	375	455
5.000%, 10–1–21	690	774
Energy Transfer Partners, L.P., 9.000%, 4–15–19	2,770	3,651
Enterprise Products Operating L.P., 5.750%, 3–1–35	1,400	1,608

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Oil & Gas Storage & Transportation (Continued)		
Kinder Morgan Finance Company, ULC, 6.000%, 1–15–18 (A)	$1,215	$ 1,345
MarkWest Energy Partners, L.P. and MarkWest EnergyFinance Corporation, 4.500%, 7–15–23	1,000	979
Regency Energy Partners LP and Regency Energy Finance Corp., 6.500%, 7–15–21	3,000	3,300
Sunoco Logistics Partners Operations L.P., 6.850%, 2–15–40	1,265	1,520
Western Gas Partners, LP, 5.375%, 6–1–21	1,890	2,139
Williams Companies, Inc. (The), 3.700%, 1–15–23	2,420	2,404
Williams Partners L.P.:		
7.250%, 2–1–17	770	927
6.300%, 4–15–40	2,573	2,998
		30,611
Other Diversified Financial Services – 1.3%		
Citigroup Inc., 6.010%, 1–15–15	1,080	1,169
Daimler Finance North America LLC, 1.300%, 7–31–15 (A)	2,550	2,567
JPMorgan Chase Bank N.A.:		
5.875%, 6–13–16	1,170	1,324
6.000%, 7–5–17	215	252
6.000%, 10–1–17	2,368	2,791
		8,103
Pharmaceuticals – 0.6%		
Mylan Inc., 6.000%, 11–15–18 (A)	1,500	1,647
Zoetis Inc., 1.875%, 2–1–18 (A)	2,365	2,382
		4,029
Property & Casualty Insurance – 2.2%		
Assurant, Inc., 2.500%, 3–15–18	1,990	1,977
Liberty Mutual Group, Inc.:		
7.300%, 6–15–14 (A)	1,000	1,064
5.000%, 6–1–21 (A)	5,280	5,798
XL Capital Ltd., 6.250%, 5–15–27	4,125	5,018
		13,857
Railroads – 1.0%		
BNSF Funding Trust I, 6.613%, 12–15–55	5,195	5,948

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Real Estate Investment Trust – 0.5%		
CBRE Services, Inc., 5.000%, 3–15–23	$3,000	$ 3,034
Real Estate Operating Companies – 0.3%		
Colonial Realty Limited Partnership, 5.500%, 10–1–15	1,830	1,985
Regional Banks – 2.5%		
AmSouth Bancorporation, 5.200%, 4–1–15	1,000	1,066
Capital One Bank USA NA, 3.375%, 2–15–23	2,796	2,771
HSBC Bank USA, N.A., 6.000%, 8–9–17	4,235	4,964
PNC Bank, N.A., 6.875%, 4–1–18	1,045	1,298
Santander Holdings USA, Inc., 3.000%, 9–24–15	865	887
SunTrust Banks, Inc., 0.578%, 8–24–15 (B)	4,225	4,160
		15,146
REITs – 1.0%		
American Tower Trust I, 1.551%, 3–15–18 (A)	6,365	6,393
Retail REITs – 0.1%		
Westfield Group, 7.500%, 6–2–14 (A)	600	645
Specialized Finance – 0.2%		
International Lease Finance Corporation, 6.500%, 9–1–14 (A)	1,300	1,385
Specialized REITs – 1.4%		
Health Care REIT, Inc., 4.125%, 4–1–19	2,830	3,069
Healthcare Realty Trust Incorporated:		
5.125%, 4–1–14	824	860
3.750%, 4–15–23	1,425	1,418
Nationwide Health Properties, Inc., 6.000%, 5–20–15	1,000	1,106
Ventas Realty, LP and Ventas Capital Corp., 4.000%, 4–30–19	1,850	2,020
		8,473
Trading Companies & Distributors – 0.3%		
AmeriGas Finance Corp. and AmeriGas Finance LLC, 6.750%, 5–20–20	1,500	1,631
Trucking – 0.2%		
Tagua Leasing, LLC, 1.900%, 7–12–24	1,242	1,263

Ivy Bond Fund (in thousands) MARCH 31, 2013

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Wireless – 0.6%		
MetroPCS Communications, Inc., 6.625%, 4–1–23 (A)	$3,500	$ 3,570
Wireless Telecommunication Service – 0.2%		
Crown Castle International Corp., 6.113%, 1–15–20 (A)	850	1,041
TOTAL CORPORATE DEBT SECURITIES – 42.5%		**$263,476**
(Cost: $252,967)		

MORTGAGE-BACKED SECURITIES	Principal	Value
Commercial Mortgage-Backed Securities – 6.7%		
7 WTC Depositor, LLC Trust 2012-WTC Commercial Mortgage Pass-Through Certificates, Series 2012-7WTC, 4.082%, 3–13–31 (A)	2,710	2,856
Banco Hipotecario Nacional:		
7.916%, 7–25–09 (A)(C)	31	—
0.000%, 3–25–12 (A)(C)	10	—
7.540%, 5–31–17 (A)(C)	—*	—
BB-UBS Trust 2012-SHOW, Commercial Mortgage Pass-Through Certificates, Series 2012 Class A, 3.430%, 11–5–36 (A)	2,850	2,868
BB-UBS Trust 2012-SHOW, Commercial Mortgage Pass-Through Certificates, Series 2012 Class D, 4.026%, 11–5–36 (A)	1,425	1,391
Bear Stearns Commercial Mortgage Securities Trust 2004-PWR4, 5.468%, 6–11–41 (B)	1,351	1,405
Bear Stearns Mortgage Securities Inc., 8.000%, 11–25–29	185	172
Citigroup Commercial Mortgage Trust, Commercial Mortgage Pass-Through Certificates, Series 2013-SMPA, 2.110%, 1–12–18 (A)	1,320	1,352
Citigroup Commercial Mortgage Trust, Commercial Mortgage Pass-Through Certificates, Series 2013-SMPD, 3.008%, 1–12–18 (A)	$1,240	$1,246
Commercial Mortgage Asset Trust:		
6.975%, 1–17–32	216	217
7.800%, 11–17–32 (B)	1,000	1,023
GS Mortgage Securities Corporation Trust Commercial Mortgage Pass-Through Certificates Series 2012-BWTR, 3.328%, 11–5–34 (A)	1,000	984
Hometown Commercial Capital, LLC Hometown Commercial Mortgage Pass-Through Notes 2006-1, 5.506%, 11–11–38 (A)	1,231	969
Hometown Commercial Trust 2007-1, Commercial Mortgage-Backed Notes, Series 2007-1, 6.057%, 6–11–39 (A)	254	170
J.P. Morgan Chase Commercial Mortgage Securities Trust 2009-IWST, Commercial Mortgage Pass-Through Certificates, Series 2009-IWST:		
1.969%, 12–5–27 (A)(B)	6,002	676
7.445%, 12–5–27 (A)(B)	2,600	3,212
LB-UBS Commercial Mortgage Trust 2003-C7, 5.546%, 7–15–37 (A)(B)	1,000	1,019
Mellon Residential Funding, 6.750%, 6–25–28	7	7
Morgan Stanley Capital I Trust 2012-C4, 3.773%, 3–15–45	945	1,006
Multi Security Asset Trust LP, Commercial Mortgage-Backed Securities Pass-Through Certificates, Series 2005-RR4:		
5.000%, 11–28–35 (A)	922	926
5.880%, 11–28–35 (A)(B)	1,280	1,199
Nomura Asset Securities Corporation, Commercial Mortgage Pass-Through Certificates, Series 1998-D6, 6.000%, 3–15–30 (A)	500	501
Prudential Securities Secured Financing Corporation, Commercial Mortgage Pass-Through Certficates, Series 2003-PWR1, 4.775%, 2–11–36 (A)	$,165	$ 1,165
Queens Center Mortgage Trust 2013-QC, 3.275%, 1–11–37	2,910	2,919
UBS-Barclays Commerical Mortgage Trust, Ser 2012-C3 A4, 3.091%, 8–10–49	2,885	2,952
Vornado DP LLC Trust 2010, Commercial Mortgage Pass-Through Certificates, Series 2010-VNO, 5.280%, 9–13–28 (A)	1,200	1,362
Wells Fargo Commerical Mortgage Trust, Ser 2012-LC5 A3, 2.918%, 10–15–45	3,173	3,220
WFRBS Commercial Mortgage Trust 2001-C2 A-2, 3.791%, 2–15–44 (A)	1,485	1,596
WFRBS Commercial Mortgage Trust 2011-C5, 3.667%, 11–15–44 (B)	1,135	1,229
WFRBS Commercial Mortgage Trust 2012-C10, Class A-3, 2.870%, 11–15–45	3,539	3,573
		41,215
Other Mortgage-Backed Securities–1.8%		
ABFS Mortgage Loan Trust 2001-2, 7.490%, 12–25–31 (B)	559	420
Asset Securitization Corporation:		
8.621%, 8–13–29 (B)(D)	150	3
7.599%, 2–14–43 (B)	63	64
Banc of America Alternative Loan Trust 2003-05, 5.500%, 7–25–33	602	13
Banc of America Alternative Loan Trust 2005-06, 6.000%, 7–25–35	502	62
Banc of America Mortgage Trust 2003-09, 5.500%, 12–25–33	502	198
Banc of America Mortgage Trust 2004-03, 4.875%, 4–25–19	126	115

Ivy Bond Fund (in thousands) MARCH 31, 2013

MORTGAGE-BACKED SECURITIES (Continued)	Principal	Value
Other Mortgage-Backed Securities (Continued)		
Bank of America Mortgage Securities, Inc., Mortgage Pass-Through Certificates, Series 2003-3, 5.500%, 5–25–33	$ 870	$ 897
C-Bass 2006-MH1 Trust:		
5.970%,10–25–36 (A)(B)	913	933
6.240%,10–25–36 (A)(B)	88	92
CHL Mortgage Pass-Through Trust 2004-J4, 5.250%, 5–25–34	262	249
Collateralized Mortgage Obligation Trust, 5.000%, 7–1–18	11	12
CWHEQ Home Equity Loan Trust, Series 2007-S2, 5.934%, 5–25–37 (B)	330	217
First Horizon Mortgage Pass-Through Trust 2003-8, 5.145%, 10–25–33 (B)	162	68
First Horizon Mortgage Pass-Through Trust 2007-4, 5.500%, 8–25–22	82	78
GMACM Home Equity Loan Trust 2007-HE1, 5.952%, 8–25–37 (B)	570	451
Helios Leasing I LLC, 2.018%, 5–29–24	1,346	1,378
J.P. Morgan Mortgage Trust 2004-A3, 3.046%, 7–25–34 (B)	256	252
Merrill Lynch Mortgage Investors, Inc. Mortgage Pass-Through Certificates Series 1997-C2, 6.250%, 12–10–29	938	938
Morgan Stanley Capital I Trust 2004-TOP15, 5.030%, 6–13–41	116	117
Morgan Stanley Capital I Trust 2012-STAR Class A-2, 3.201%, 8–5–34 (A)	1,350	1,380
Morgan Stanley Capital I Trust 2012-STAR Class B, 3.451%, 8–5–34 (A)	930	959
Prudential Home Mortgage Securities:		
6.730%, 4–28–24 (A)(B)	1	1
7.886%, 9–28–24 (A)(B)	3	2
RASC Series 2003-KS10 Trust, 6.410%, 12–25–33	206	73
RFMSI Series 2004-S5 Trust: 4.500%, 5–25–19	166	142
Salomon Brothers Mortgage Securities VII, Inc., Mortgage Pass-Through Certificates, Series 1997-HUD1, 7.750%, 12–25–30 (B)	$ 710	$ 448
Structured Adjustable Rate Mortgage Loan Trust, Series 2005-21, 5.400%, 11–25–35 (B)	1,243	65
Structured Asset Mortgage Investments, Inc.:		
2.667%, 5–2–30 (B)	5	2
2.690%, 5–2–30 (B)	2	—*
TimberStar Trust I, 6.208%, 10–15–36 (A)	1,560	1,668
		11,297
TOTAL MORTGAGE-BACKED SECURITIES – 8.5%		**$52,512**
(Cost: $57,558)		

MUNICIPAL BONDS – TAXABLE	Principal	Value
Florida – 0.1%		
Sarasota Cnty, FL, Cap Impvt Rev Bonds, Ser 2010A, 7.016%, 10–1–40	520	613
New Jersey – 0.2%		
NJ Trans Trust Fund Auth, Trans Sys Bonds, Ser 2010C, 5.754%, 12–15–28	760	930
New York – 1.1%		
Port Auth of NY & NJ Consolidated Bonds, Ser 174, 4.458%, 10–1–62	3,110	3,126
Port Auth of NY and NJ Consolidated Bonds, 168th Ser, 4.926%, 10–1–51	3,550	3,947
		7,073
Washington – 0.2%		
Pub Util Dist No. 1, Douglas Cnty, WA, Wells Hydroelec Bonds, Ser 2010A, 5.450%, 9–1–40	1,205	1,308
TOTAL MUNICIPAL BONDS – TAXABLE – 1.6%		**$ 9,924**
(Cost: $9,027)		

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS	Principal	Value
Agency Obligations – 0.0%		
Federal National Mortgage Association, 5.500%, 2–1–35	$ 221	$ 244
Mortgage-Backed Obligations – 25.5%		
Federal Home Loan Mortgage Corporation Fixed Rate Participation Certificates:		
5.500%, 12–1–17	158	169
5.500%, 9–1–19	221	239
5.000%, 4–1–23	725	783
3.500%, 8–1–26	1,343	1,429
5.000%, 5–1–29	126	135
6.500%, 9–1–32	83	94
5.300%, 1–15–33	192	212
6.000%, 11–1–33	144	164
5.500%, 5–1–34	959	1,077
6.500%, 5–1–34	263	300
5.500%, 6–1–34	374	407
5.000%, 9–1–34	5	6
5.500%, 9–1–34	17	19
5.500%, 10–1–34	393	438
5.500%, 7–1–35	166	183
5.000%, 8–1–35	203	219
5.500%, 10–1–35	145	161
5.000%, 11–1–35	377	407
5.000%, 12–1–35	140	151
6.500%, 7–1–36	174	196
7.000%, 12–1–37	262	302
5.500%, 2–1–39	1,099	1,198
4.000%, 4–1–39 TBA	1,400	1,488
5.000%, 11–1–39	294	329
5.000%, 1–1–40	1,873	2,079
5.000%, 3–1–40	2,561	2,864
5.000%, 4–1–40	735	808
5.000%, 8–1–40	672	740
4.000%, 10–1–40	1,479	1,624
4.000%, 11–1–40	1,289	1,421
4.500%, 1–1–41	1,646	1,798
4.000%, 2–1–41	2,551	2,774
4.000%, 3–1–41	809	889
4.500%, 3–1–41	775	845
4.500%, 4–1–41	3,793	4,219
4.000%, 6–1–41	857	942
4.000%, 11–1–41	7,049	7,608
3.500%, 1–1–42	2,806	3,004
3.500%, 3–1–42	2,775	2,950
3.000%, 8–1–42	1,902	1,956
3.500%, 8–1–42	4,859	5,153
Federal National Mortgage Association Fixed Rate Pass-Through Certificates:		
6.000%, 9–1–17	24	25
6.000%, 1–1–18	97	103
5.500%, 2–1–18	90	97
5.500%, 3–1–18	18	20
5.000%, 5–1–18	327	351
5.000%, 6–1–18	78	84
5.000%, 7–1–18	34	37
5.000%, 10–1–18	240	260
5.500%, 9–1–19	74	81
3.000%, 9–1–22	1,829	1,937

Ivy Bond Fund (in thousands) MARCH 31, 2013

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
Mortgage-Backed Obligations (Continued)		
5.000%, 7–1–23	$ 359	$ 395
6.000%, 8–1–23	393	430
5.500%, 2–1–24	133	147
4.500%, 4–1–25	683	734
3.500%, 5–1–25 TBA	125	133
3.500%, 11–1–25	776	839
3.500%, 6–1–26	1,378	1,476
3.000%, 4–1–28	2,410	2,534
6.000%, 8–1–29	117	132
7.500%, 5–1–31	36	42
4.000%, 8–20–31	969	1,046
7.000%, 9–1–31	15	18
7.000%, 11–1–31	147	177
6.500%, 12–1–31	17	19
6.500%, 2–1–32	175	198
7.000%, 2–1–32	125	143
7.000%, 3–1–32	205	247
6.500%, 4–1–32	36	41
3.500%, 5–1–32	2,035	2,165
6.500%, 5–1–32	79	90
6.500%, 7–1–32	25	28
6.500%, 8–1–32	36	41
6.000%, 9–1–32	43	49
6.500%, 9–1–32	90	102
6.000%, 10–1–32	801	917
6.500%, 10–1–32	84	95
6.000%, 11–1–32	557	638
3.500%, 12–1–32	2,943	3,142
6.000%, 3–1–33	896	1,021
5.500%, 4–1–33	622	700
6.000%, 4–1–33	69	78
5.500%, 5–1–33	108	119
6.000%, 6–1–33	380	424
6.500%, 8–1–33	23	27
6.000%, 10–1–33	70	79
6.000%, 12–1–33	156	177
5.500%, 1–1–34	206	227
5.500%, 1–1–34	192	211
6.000%, 1–1–34	127	143
5.000%, 3–1–34	745	812
5.000%, 3–1–34	90	98
5.500%, 3–1–34	76	86
5.500%, 4–1–34	160	178
5.000%, 5–1–34	45	49
6.000%, 8–1–34	194	217
5.500%, 9–1–34	391	433
6.000%, 9–1–34	237	264
6.500%, 9–1–34	265	308
5.500%, 11–1–34	744	822
6.000%, 11–1–34	310	346
6.500%, 11–1–34	19	22
5.000%, 12–1–34	1,221	1,331
5.500%, 1–1–35	623	700
5.500%, 1–1–35	145	164
5.500%, 2–1–35	1,270	1,429
6.500%, 3–1–35	367	421
5.000%, 4–1–35	232	252
5.500%, 4–1–35	398	442
4.500%, 5–1–35	730	789
5.500%, 6–1–35	24	26
4.500%, 7–1–35	567	613
5.000%, 7–1–35	1,420	1,545
5.000%, 7–1–35	300	328

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
Mortgage-Backed Obligations (Continued)		
5.500%, 7–1–35	$ 189	$ 208
5.500%, 8–1–35	27	30
5.500%, 10–1–35	748	848
5.500%, 11–1–35	532	583
5.500%, 12–1–35	537	593
5.000%, 2–1–36	140	152
5.500%, 2–1–36	559	602
6.500%, 2–1–36	220	248
6.500%, 6–1–36	318	357
5.500%, 9–1–36	599	661
5.500%, 11–1–36	296	324
6.000%, 11–1–36	191	210
6.500%, 11–1–36	570	643
6.000%, 1–1–37	144	160
6.000%, 5–1–37	301	339
5.500%, 6–1–37	126	143
6.000%, 8–1–37	257	285
6.000%, 9–1–37	200	225
7.000%, 10–1–37	18	21
5.500%, 3–1–38	460	518
5.000%, 4–1–38	562	635
5.500%, 5–1–38	468	510
6.000%, 10–1–38	811	897
6.000%, 12–1–38	408	457
4.500%, 6–1–39	329	364
5.000%, 12–1–39	690	780
5.500%, 12–1–39	662	735
5.000%, 3–1–40	1,911	2,127
6.000%, 6–1–40	519	570
4.500%, 10–1–40	1,465	1,581
4.000%, 12–1–40	2,193	2,374
4.000%, 1–15–41	1,485	1,624
3.500%, 4–1–41	2,694	2,864
4.000%, 4–1–41	1,786	1,950
4.500%, 4–1–41	2,076	2,277
5.000%, 4–1–41	422	474
4.500%, 7–1–41	2,242	2,435
4.000%, 8–1–41	1,718	1,832
4.000%, 9–1–41	2,488	2,714
4.000%, 10–1–41	2,424	2,644
3.500%, 11–1–41	4,925	5,243
3.500%, 1–1–42	1,340	1,424
3.000%, 3–1–42	1,774	1,832
3.000%, 8–1–42	985	1,018
3.000%, 9–1–42	2,941	3,038
3.000%, 1–1–43	1,993	2,051
3.000%, 4–1–43	365	376
3.500%, 4–1–43	5,440	5,745
Federal National Mortgage Association Non–Agency REMIC/CMO, 4.500%, 7–25–24	1,875	2,040
Government National Mortgage Association Agency REMIC/CMO:		
0.490%, 3–16–34 (B)(D)	2,237	19
0.643%, 7–16–40 (B)(D)	787	16
0.000%, 3–16–42 (B)(D)(E)	718	—*
0.602%, 6–17–45 (B)(D)	7,000	97

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
Mortgage-Backed Obligations (Continued)		
Government National Mortgage Association Fixed Rate Pass-Through Certificates:		
6.250%, 7–15–24	$ 90	$ 103
5.000%, 7–15–33	364	399
5.000%, 7–15–34	286	313
5.500%, 12–15–34	380	417
5.000%, 1–15–35	456	498
5.000%, 12–15–35	662	724
4.000%, 6–20–36	1,312	1,428
5.500%, 7–15–38	435	479
5.500%, 10–15–38	377	428
5.500%, 2–15–39	265	291
5.000%, 12–15–39	232	260
5.000%, 1–15–40	2,010	2,227
4.500%, 6–15–40	847	943
5.000%, 7–15–40	671	736
4.000%, 12–20–40	861	971
4.000%, 8–1–41	820	885
4.000%, 10–15–41	870	966
United States Department of Veterans Affairs, Guaranteed REMIC Pass-Through Certificates, Vendee Mortgage Trust, 1995-1 Class 1, 7.221%, 2–15–25 (B)	110	129
United States Department of Veterans Affairs, Guaranteed REMIC Pass-Through Certificates, Vendee Mortgage Trust, 1995-1 Class 2, 7.793%, 2–15–25	35	40
		157,804
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 25.5%		**$158,048**

(Cost: $154,779)

UNITED STATES GOVERNMENT OBLIGATIONS	Principal	Value
Treasury Inflation Protected Obligations – 0.2%		
United States Treasury Notes, 1.875%, 7–15–13 (F)	1,100	1,406
Treasury Obligations – 6.0%		
United States Treasury Bonds:		
5.375%, 2–15–31 (G)	1,775	2,472
2.750%, 11–15–42	4,232	3,931

Ivy Bond Fund (in thousands) MARCH 31, 2013

UNITED STATES GOVERNMENT OBLIGATIONS (Continued)	Principal	Value
Treasury Obligations (Continued)		
United States Treasury Notes:		
0.250%, 2–28–15	$3,765	$ 3,765
0.375%, 3–15–16	9,965	9,972
0.750%, 2–28–18	3,545	3,546
1.250%, 2–29–20	6,000	6,015
2.000%, 2–15–23	7,101	7,196
		36,897
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 6.2%		**$38,303**
(Cost: $37,482)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper – 2.8%		
Bank of Nova Scotia:		
0.080%, 4–1–13 (H)	4,093	4,093
0.120%, 4–2–13 (H)	5,000	5,000
John Deere Capital Corporation, 0.110%, 4–26–13 (H)	$3,000	$ 3,000
Toronto-Dominion Holdings USA Inc. (GTD by Toronto Dominion Bank), 0.160%, 4–26–13 (H)	5,000	4,999
		17,092
Master Note – 0.2%		
Toyota Motor Credit Corporation, 0.126%, 6–28–13 (I)	1,364	1,364
Treasury Bills – 0.9%		
United States Treasury Bills, 0.130%, 4–25–13	$6,000	$ 6,000
TOTAL SHORT-TERM SECURITIES – 3.9%		**$ 24,456**
(Cost: $24,456)		
TOTAL INVESTMENT SECURITIES – 100.9%		**$625,429**
(Cost: $612,706)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.9%)		**(5,487)**
NET ASSETS – 100.0%		**$619,942**

Notes to Schedule of Investments

*Not shown due to rounding.

(A)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2013, the total value of these securities amounted to $111,586 or 18.0% of net assets.

(B)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2013.

(C)Non-income producing as the issuer has either missed its most recent interest payment or declared bankruptcy.

(D)Interest-only security. Amount shown as principal represents notional amount for computation of interest.

(E)Zero coupon bond.

(F)The interest rate for this security is a stated rate, but the interest payments are determined by multiplying the inflation-adjusted principal by one half of the stated rate for each semiannual interest payment date.

(G)All or a portion of the security position has been pledged as collateral on open futures contracts.

(H)Rate shown is the yield to maturity at March 31, 2013.

(I)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2013. Date shown represents the date that the variable rate resets.

The following futures contracts were outstanding at March 31, 2013 (contracts unrounded):

Description	Type	Expiration Date	Number of Contracts	Market Value	Unrealized Appreciation (Depreciation)
U.S. 10-Year Treasury Note	Short	6–28–13	181	$(23,890)	$ (80)
U.S. 30-Year Treasury Bond	Short	6–28–13	65	(9,390)	(47)
U.S. 5-Year Treasury Note	Long	7–3–13	126	15,631	23
				$(17,649)	$(104)

Ivy Bond Fund *(in thousands)* MARCH 31, 2013

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2013. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Preferred Stocks	$ 8,071	$ —	$ —
Asset-Backed Securities	—	42,331	28,308
Corporate Debt Securities	—	260,411	3,065
Mortgage-Backed Securities	—	49,769	2,743
Municipal Bonds	—	9,924	—
United States Government Agency Obligations	—	158,048	—*
United States Government Obligations	—	38,303	—
Short-Term Securities	—	24,456	—
Total	$ 8,071	$583,242	$ 34,116
Futures Contracts	$ 23	$ —	$ —
Liabilities			
Futures Contracts	$ 127	$ —	$ —

The following table is a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

	Asset-Backed Securities	Corporate Debt Securities	Mortgage-Backed Securities	United States Government Agency Obligations
Beginning Balance 4-1-12	$ 8,414	$ 6,368	$ 5,196	$ —*
Net realized gain (loss)	(49)	—	(574)	—
Net change in unrealized appreciation (depreciation)	866	160	1,243	—*
Purchases	20,481	—	—	—
Sales	(1,404)	(359)	(725)	—
Transfers into Level 3 during the period	—	—	208	—
Transfers out of Level 3 during the period	—	(3,104)	(2,605)	—
Ending Balance 3-31-13	$ 28,308	$ 3,065	$ 2,743	$ —*
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 3-31-13	$ 825	$ 160	$ 520	$ —*

Transfers from Level 2 to Level 3 occurred generally due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred generally due to the increased availability of observable market data due to increased market activity or information. As shown above, transfers in and out of Level 3 represent the value at the later of the beginning of the fiscal period or the purchase date of the security. There were no transfers between Levels 1 and 2 during the period ended March 31, 2013.

Information about Level 3 fair value measurements:

	Fair Value at 3-31-13	Valuation Technique(s)	Unobservable Input(s)
Assets			
Asset-Backed Securities	$28,308	Third-party valuation service	Vendor/Broker quotes
Corporate Debt Securities	$ 3,065	Third-party valuation service	Vendor/Broker quotes
Mortgage-Backed Securities	$ 2,743	Third-party valuation service	Vendor/Broker quotes
United State Government Agency Obligations	$ —*	Third-party valuation service	Vendor/Broker quotes

The following acronyms are used throughout this schedule:

CMO = Collateralized Mortgage Obligation
GTD = Guaranteed
REIT = Real Estate Investment Trust
REMIC = Real Estate Mortgage Investment Conduit
TBA = To Be Announced

See Accompanying Notes to Financial Statements.

Ivy Core Equity Fund



Erik R. Becker



Gustaf C. Zinn

Below, Erik R. Becker, CFA, and Gustaf C. Zinn, CFA, portfolio managers of Ivy Core Equity Fund, discuss positioning, performance and results for the fiscal year ended March 31, 2013. They have each co-managed the Fund since 2006. Both men have 14 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended March 31, 2013	
Ivy Core Equity Fund (Class A shares at net asset value)	12.66%
Ivy Core Equity Fund (Class A shares including sales charges)	6.18%
Benchmark(s) and/or Lipper Category	
S&P 500 Index (generally reflects the performance of large- and medium-sized U.S. stocks)	13.96%
Lipper Large-Cap Core Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	12.95%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.

U.S. equity markets had a strong year rising just under 14% for the Fund's fiscal year. This was slightly higher than the Fund, which, despite underperforming its benchmark, ended the period with a strong double-digit return of 12.66%, before the effects of sales charges.

Recently, sector leadership was surprising as typically defensive areas of the market, specifically health care, utilities and consumer staples were the top performers. The more cyclical areas typically lead in a strong market, but these lagged with information technology and materials as the worst performers. Defensive sector leadership in a strong up market is unusual. Possible reasons for defensive sectors to be performing well in an up market include inflows from global investors looking for stability and dividend yield as an alternative to low-yielding fixed-income investments. A second contributing dynamic is continued shareholder activism, which has been targeting underperforming companies with less-than-optimized balance sheets and excess capital. When you combine these trends with the purchase of H.J. Heinz Company (not a holding of the Fund) backed by Warren Buffet, the atypical performance leadership makes more sense.

Sources of strength and weakness

Underperformance was primarily driven by stock selection. The recent rotation to last year's laggards within the consumer staples, financials and information technology sectors was the primary factor driving security selection underperformance. Performance from the Fund's largest holdings was more mixed than usual with Apple Inc.'s decline of 24% for the year, offset by strong outperformance from CBS Corp., Anheuser-Busch, InBev and the Fund's railroad industry holdings. The Fund's year-long underweight in the health care sector and poor stock selection within the financials sector also detracted from performance.

Outlook

Our outlook for the U.S. equity market remains constructive. While the economic data is at times choppy, we believe the U.S. remains on a path toward sustainable economic growth. The Federal Reserve's (Fed) accommodative policies continue to have positive effects on the U.S. economy. Quantitative easing has successfully lowered borrowing rates and increased the attractiveness of equities versus low-yielding fixed-income alternatives. This has created important positive wealth effects for U.S. consumers. During the period, major stock indexes in the U.S. reached record highs and home prices (as estimated by the National Association of Realtors) are now up versus last year. A more secular trend benefiting the U.S. economy continues to be the growth in energy production. U.S. oil production is now at 20-year highs, at close to seven million barrels per day. In addition, large deposits of natural gas have kept prices low and have given many companies the motivation to bring manufacturing capacity back to North America. We believe this trend will continue to benefit many U.S. companies and is a prominent theme in the Fund.

Versus the rest of the world, the U.S. continues to fare favorably. In Europe, the outlook is mixed at best. On the positive front, previous indications of stress, such as the 10-year government yields in Italy and Spain, have declined to pre-crisis levels. Yet risk appetites for business investment and consumer spending have remained subdued. The first quarter 2013 bank restructuring in Cyprus, which required haircuts from large depositors, while not big in an absolute sense, did not help confidence. While the situation in the major European countries looks stable for now, we see lackluster economic growth due to continued austerity measures. China's outlook remains volatile as the new government's need to balance ambitious growth with social restructuring is unsettling for the equity market. The current bright spot for equity investors investing in Asia is the Japanese market. The significance of its quantitative easing program has produced signs of life in a country where the equity market has meandered lower over the past 20 years.

Longer-term risks for the U.S. equity market remain the gridlock in Washington surrounding a framework for deficit reduction and the economic consequences of lower government spending and higher taxes. A secondary risk is how the market reacts to the eventual ending of the Fed's accommodative policies. While these risks will continue to be monitored over the long term, we believe the shorter-term U.S. market outlook remains positive.

Performance shown at NAV does not include the effects of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investments. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of Ivy Core Equity Fund.

Ivy Core Equity Fund

Asset Allocation

Stocks	**96.7%**
Consumer Discretionary	21.3%
Industrials	17.4%
Information Technology	12.6%
Financials	11.8%
Consumer Staples	11.8%
Materials	7.5%
Energy	6.8%
Health Care	6.6%
Telecommunication Services	0.9%
Cash and Cash Equivalents	**3.3%**

Lipper Rankings

Category: Lipper Large-Cap Core Funds	Rank	Percentile
1 Year	536/951	57
3 Year	47/867	6
5 Year	62/766	9
10 Year	90/496	19

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector
Anheuser-Busch InBev S.A., ADR	Consumer Staples
JPMorgan Chase & Co.	Financials
Harley-Davidson, Inc.	Consumer Discretionary
Pall Corporation	Industrials
Union Pacific Corporation	Industrials
CBS Corporation, Class B	Consumer Discretionary
American International Group, Inc.	Financials
Capital One Financial Corporation	Financials
Pfizer Inc.	Health Care
MasterCard Incorporated, Class A	Information Technology

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy Core Equity Fund

(UNAUDITED)



$40,000
$30,000
$20,000
$10,000
$0
Ivy Core Equity Fund, Class A Shares(1) $22,457
S&P 500 Index $22,683
Lipper Large-Cap Core Funds Universe Average $21,973
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A	Class B	Class C	Class E	Class I	Class R	Class Y
1-year period ended 3-31-13	6.18%	7.49%	11.76%	6.06%	13.08%	—	12.82%
5-year period ended 3-31-13	5.70%	5.68%	6.14%	5.67%	7.41%	—	7.13%
10-year period ended 3-31-13	8.43%	8.01%	8.22%	—	—	—	9.25%
Since inception of Class through 3-31-13[3]	—	—	—	4.91%	6.62%	—	—
Cumulative return since inception of Class through 3-31-13[4]	—	—	—	—	—	8.79%	—

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class R and Class Y shares are not subject to sales charges.

(3)4-2-07 for Class E and Class I shares (the date on which shares were first acquired by shareholders).

(4)12-19-12 for Class R shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Ivy Core Equity Fund *(in thousands)* MARCH 31, 2013

COMMON STOCKS	Shares	Value
Aerospace & Defense – 1.7%		
Precision Castparts Corp.	47	$ 8,931
Apparel, Accessories & Luxury Goods – 3.2%		
Polo Ralph Lauren Corporation	63	10,666
Under Armour, Inc., Class A (A)	123	6,280
		16,946
Asset Management & Custody Banks – 1.3%		
Northern Trust Corporation	123	6,727
Biotechnology – 1.3%		
Alexion Pharmaceuticals, Inc. (A)	76	7,021
Brewers – 4.1%		
Anheuser-Busch InBev S.A., ADR (A)	220	21,891
Broadcasting – 4.4%		
CBS Corporation, Class B	367	17,119
Discovery Holding Company, Class A (A)	86	6,787
		23,906
Cable & Satellite – 3.2%		
Charter Communications, Inc., Class A (A)	94	9,741
Time Warner Cable Inc.	76	7,291
		17,032
Computer Hardware – 1.9%		
Apple Inc.	23	10,136
Construction & Farm Machinery & Heavy Trucks – 1.6%		
Cummins Inc.	75	8,639
Consumer Finance – 3.0%		
Capital One Financial Corporation	291	15,999
Data Processing & Outsourced Services – 2.8%		
MasterCard Incorporated, Class A	28	15,152
Diversified Chemicals – 2.7%		
Dow Chemical Company (The)	450	14,312
Fertilizers & Agricultural Chemicals – 2.7%		
Monsanto Company	140	14,810
Health Care Equipment – 1.5%		
Covidien plc (A)	120	8,114
Home Improvement Retail – 2.0%		
Home Depot, Inc. (The)	153	10,662
Hypermarkets & Super Centers – 1.3%		
Costco Wholesale Corporation	66	6,950
Industrial Machinery – 5.9%		
Pall Corporation	253	$17,277
Pentair, Inc. (A)	275	14,527
		31,804
Internet Retail – 1.2%		
Amazon.com, Inc. (A)	23	6,183
Internet Software & Services – 1.0%		
Facebook, Inc., Class A (A)	213	5,459
Investment Banking & Brokerage – 1.1%		
Charles Schwab Corporation (The)	325	5,749
Motorcycle Manufacturers – 3.2%		
Harley-Davidson, Inc.	330	17,610
Movies & Entertainment – 2.5%		
News Corporation Limited, Class B	442	13,608
Multi-Line Insurance – 3.0%		
American International Group, Inc. (A)	417	16,196
Oil & Gas Equipment & Services – 2.3%		
National Oilwell Varco, Inc.	64	4,497
Schlumberger Limited	105	7,855
		12,352
Oil & Gas Exploration & Production – 3.0%		
ConocoPhillips	87	5,211
Noble Energy, Inc.	91	10,559
		15,770
Oil & Gas Refining & Marketing – 1.5%		
Phillips 66	116	8,138
Other Diversified Financial Services – 3.4%		
JPMorgan Chase & Co.	398	18,875
Packaged Foods & Meats – 2.2%		
Mead Johnson Nutrition Company	150	11,648
Personal Products – 1.7%		
Estee Lauder Companies, Inc. (The), Class A	144	9,217
Pharmaceuticals – 3.8%		
Allergan, Inc.	47	5,272
Pfizer Inc.	526	15,189
		20,461
Railroads – 8.2%		
Canadian Pacific Railway Limited	114	14,900
Kansas City Southern	105	11,589
Union Pacific Corporation	121	17,250
		43,739
Restaurants – 1.6%		
Chipotle Mexican Grill, Inc., Class A (A)	26	$ 8,375
Semiconductor Equipment – 1.5%		
Applied Materials, Inc.	591	7,961
Semiconductors – 5.4%		
Altera Corporation	296	10,499
Analog Devices, Inc.	171	7,933
Texas Instruments Incorporated	289	10,250
		28,682
Specialty Chemicals – 2.1%		
LyondellBasell Industries N.V., Class A	68	4,282
Sherwin-Williams Company (The)	42	7,059
		11,341
Tobacco – 2.5%		
Philip Morris International Inc.	144	13,394
Wireless Telecommunication Service – 0.9%		
SBA Communications Corporation (A)	70	5,056
TOTAL COMMON STOCKS – 96.7%		**$518,846**
(Cost: $407,043)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper – 1.4%		
Corporacion Andina de Fomento, 0.070%, 4–1–13 (B)	$7,598	7,598
Master Note – 0.9%		
Toyota Motor Credit Corporation, 0.126%, 6–28–13 (C)	4,723	4,723
TOTAL SHORT-TERM SECURITIES – 2.3%		**$ 12,321**
(Cost: $12,321)		
TOTAL INVESTMENT SECURITIES – 99.0%		**$531,167**
(Cost: $419,364)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.0%		**5,311**
NET ASSETS – 100.0%		**$536,478**

Ivy Core Equity Fund *(in thousands)* MARCH 31, 2013

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Rate shown is the yield to maturity at March 31, 2013.

(C)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2013. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2013. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Discretionary	$114,322	$ —	$ —
Consumer Staples	63,100	—	—
Energy	36,260	—	—
Financials	63,546	—	—
Health Care	35,596	—	—
Industrials	93,113	—	—
Information Technology	67,390	—	—
Materials	40,463	—	—
Telecommunication Services	5,056	—	—
Total Common Stocks	$518,846	$ —	$ —
Short-Term Securities	—	12,321	—
Total	$518,846	$ 12,321	$ —

The following acronym is used throughout this schedule:

ADR = American Depositary Receipts

See Accompanying Notes to Financial Statements.



Andrew Massie

Ivy Cundill Global Value Fund is subadvised by Mackenzie Financial Corporation.

Below, Andrew Massie, Ivy Cundill Global Value Fund manager, discusses positioning, performance and results for the fiscal year ended March 31, 2013. Mr. Massie has 30 years of industry experience and has managed the Fund for five years.

Fiscal Year Performance

For the 12 Months Ended March 31, 2013	
Ivy Cundill Global Value Fund (Class A shares at net asset value)	9.23%
Ivy Cundill Global Value Fund (Class A shares including sales load)	2.95%
Benchmark(s) and/or Lipper Category	
MSCI World Index (generally reflects the performance of securities that represent the global stock market)	11.85%
Lipper Global Multi-Cap Value Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	10.09%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.

For the 12 months ending March 31, 2013, the Fund posted solid positive performance, although it underperformed its benchmark, with the second calendar quarter of 2012 largely contributing to the underperformance. For the fiscal year, underperformance was largely driven by losses in technology stocks, with Dell Inc. being the worst performer in the sector for the Fund. (The Fund no longer holds Dell Inc.) Poor market performance undoubtedly led to the stock becoming a target of a leveraged buyout during the first quarter of 2013. The other major detractor, in both relative and absolute terms, PostNL, a Dutch company, suffered share price loss resulting from a withdrawal bid for one of its stock holdings. Today, PostNL trades at less than the market value of its investments. Relative to MSCI World Index, the Fund's benchmark, positive contribution came from nearly a double weight exposure to the financial sector, specifically U.S. companies Bank of America Corporation, Citigroup Inc. and American International Group, Inc. Additionally, strong stock selection in consumer discretionary, spanning a variety of industries, added to performance. From a geographic standpoint, the Fund's European exposure meaningfully contributed to returns. In North American markets, specifically the U.S., an underweight position resulted in slight underperformance as the U.S. faired relatively well. In Asia, the Fund was relatively overweight, but underperformed notably in Japan. That said, the Fund's hedge on the Japanese yen mitigated a portion of the loss.

For the first half of the fiscal year, the Fund underperformed the benchmark. Characterized as a "risk-off" time period, investor concerns surrounding the macroeconomic environment in Europe led to a sell-off of deep-value securities often perceived by the broad market to be troubled or broken. It was not until mid-year, when European Central Bank president Mario Draghi promised to do "whatever it takes" to preserve the euro, and ultimately the eurozone, that investor optimism increased. Domestically, concerns surrounding the deficit, unemployment and the election weighed on markets, particularly through spring 2012. The second half of the year saw sustained outperformance of the Fund, as investor focus started to return to fundamentals, and the desire to own undervalued laggard securities propelled assets upward.

Through year end, the Fund utilized currency-forward contracts to hedge elements of currency risk. By year end, the Fund was 91% hedged to the Japanese yen. This allowed the Fund to participate positively in the weakening of the Japanese yen, which occurred after the election of a new Japanese prime minister.

Strategies & techniques

Through the calendar and fiscal year, the Fund continued to capitalize on purchases made and the average-down strategy implemented in 2011 — exemplified by the performance of U.S. banks. As the year progressed, we found fewer cheap, deep value stocks in the U.S. The Fund employs a deep-value investment approach, only buying securities when we believe the requisite discount is present. Sales of U.S. securities, net of performance gains, resulted in a decreased weight in domestic stocks. For the most part, our allocation in Europe shrank due to the sell-off of securities that reached our estimate of intrinsic value or because a change in a security's investment thesis triggered a sale of the security. The reduced weight is not reflective of our overall view of Europe, though we do believe the region will continue to be challenged both economically and financially for the foreseeable future. Going forward, the strategy in Europe is to employ conservative company evaluations and utilize extremely disciplined margin-of-safety techniques and disciplined trading.

Our weight in the Asia-Pacific region increased slightly, with additions in Japan, Hong Kong and South Korea. Going forward, we will closely monitor Japan as the country's aggressive monetary policy will likely have secondary effects on the global marketplace. We will also focus on Korea, where despite being home to a number of global multinational companies, the market has lagged. Cash levels in the Fund have risen year over year, which we believe will provide a buffer against market volatility.

Outlook

With sovereign issues continuing to simmer in Europe, including the lack of leadership in Italy as a result of inconclusive election results in February, markets could continue to be volatile as news from the eurozone is likely to have a large impact on global markets. Domestically, disagreements over the deficit, debt in general and political wrangling have all taken a bit of a backseat. If the economy continues to improve, we hope to see companies reevaluate cash flow and assets, resulting in either accretive acquisitions or a return of surplus capital to investors where prevalent. The dichotomy between the globe's sovereign issues and corporate success, while somewhat connected, could continue as long as governments and central banks continue current policy. At the end of the day, it's accretive to end investors.

Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Value stocks are stocks of companies that may have experienced adverse business or industry developments or may be subject to special risks that have caused the stocks to be out of favor and, in the opinion of the Fund's manager, undervalued. The value of a security believed by the Fund's manager to be undervalued may never reach what the manager believes to be its full value, or such security's value may decrease.

International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Cundill Global Value Fund.

Ivy Cundill Global Value Fund

Asset Allocation

Stocks	**83.3%**
Financials	38.3%
Consumer Discretionary	22.9%
Energy	9.7%
Industrials	6.4%
Information Technology	3.5%
Materials	2.5%
Warrants	**1.6%**
Bonds	**0.1%**
Other Government Securities	0.1%
Cash and Cash Equivalents	**15.0%**

Lipper Rankings

Category: Lipper Global Multi-Cap Value Funds	Rank	Percentile
1 Year	50/81	61
3 Year	48/66	72
5 Year	30/50	59
10 Year	11/21	50

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Country Weightings

North America	**42.3%**
United States	39.9%
Other North America	2.4%
Europe	**22.9%**
Germany	8.2%
Italy	3.8%
Belgium	3.7%
Other Europe	7.2%
Pacific Basin	**19.6%**
Japan	12.3%
Hong Kong	4.8%
Other Pacific Basin	2.5%
South America	**0.2%**
Cash and Cash Equivalents	**15.0%**

Top 10 Equity Holdings

Company	Country	Sector	Industry
Bank of America Corporation	United States	Financials	Diversified Banks
American International Group, Inc.	United States	Financials	Multi-Line Insurance
Citigroup Inc.	United States	Financials	Other Diversified Financial Services
Honda Motor Co., Ltd.	Japan	Consumer Discretionary	Automobile Manufacturers
GameStop Corp, Class A	United States	Consumer Discretionary	Computer & Electronics Retail
Deutsche Lufthansa AG	Germany	Industrials	Airlines
Munchener Ruckversicherungs-Gesellschaft AG, Registered Shares	Germany	Financials	Reinsurance
Chesapeake Energy Corporation, 5.75% Cumulative	United States	Energy	Oil & Gas Exploration & Production
First Pacific Company Limited	Hong Kong	Financials	Multi-Sector Holdings
ageas N.V.	Belgium	Financials	Multi-Line Insurance

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy Cundill Global Value Fund

(UNAUDITED)



$30,000
$20,000
$10,000
$0
Ivy Cundill Global Value Fund, Class A Shares(1) $15,014
MSCI World Index $16,695
Lipper Global Multi-Cap Value Funds Universe Average $18,205
12-31 2003
3-31 2004
3-31 2005
3-31 2006
3-31 2007
3-31 2008
3-31 2009
3-31 2010
3-31 2011
3-31 2012
3-31 2013

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return(2)	Class A	Class B	Class C	Class E	Class I	Class R	Class Y
1-year period ended 3-31-13	2.95%	4.06%	8.62%	3.26%	9.82%	—	9.59%
5-year period ended 3-31-13	1.56%	1.60%	2.19%	1.77%	3.37%	—	3.39%
10-year period ended 3-31-13	7.87%	7.53%	7.83%	—	—	—	—
Since inception of Class through 3-31-13(3)	—	—	—	(0.72)%	0.84%	—	7.11%
Cumulative return since inception of Class through 3-31-13(4)	—	—	—	—	—	7.78%	—

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class R and Class Y shares are not subject to sales charges.

(3)4-2-07 for Class E and Class I shares and 7-24-03 for Class Y shares (the date on which shares were first acquired by shareholders).

(4)12-19-12 for Class R shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Ivy Cundill Global Value Fund (in thousands) MARCH 31, 2013

COMMON STOCKS	Shares	Value
Belgium – 3.7%		
ageas N.V. (A)	251	$ 8,496
Brazil – 0.2%		
HRT Participacoes Em Petroleo S.A. (A)	284	472
Canada – 2.4%		
EnCana Corporation	281	5,462
Finland – 0.7%		
Nokia OYJ	485	1,570
France – 1.9%		
Renault S.A.	72	4,508
Germany – 8.2%		
Deutsche Lufthansa AG	508	9,930
Munchener Ruckversicherungs-Gesellschaft AG, Registered Shares	48	9,023
		18,953
Greece – 0.6%		
Intralot S.A. Integrated Lottery Systems and Services	626	1,470
Hong Kong – 4.8%		
First Pacific Company Limited	6,333	8,583
Henderson Land Development Company Limited	381	2,606
		11,189
Italy – 3.8%		
EXOR S.p.A.	215	6,001
Mediaset S.p.A.	1,404	2,867
		8,868
Japan – 12.3%		
Canon Inc.	47	1,712
Honda Motor Co., Ltd.	332	12,685
SANKYO Co., Ltd.	140	6,562
Sega Sammy Holdings Inc.	375	7,506
		28,465
Netherlands – 1.2%		
TNT N.V.	1,359	2,718
South Korea – 2.5%		
Posco	20	5,796
Spain – 0.4%		
Gestevision Telecinco, S.A.	115	822
United Kingdom – 2.3%		
BP plc, ADR	125	5,293
United States – 34.6%		
American International Group, Inc. (A)	400	15,544
Bank of America Corporation	1,279	15,579

COMMON STOCKS (Continued)	Shares	Value
United States (Continued)		
Berkshire Hathaway Inc., Class A (A)	—*	$ 8,439
Chesapeake Energy Corporation	122	2,490
Citigroup Inc. (A)	330	14,608
FedEx Corporation	21	2,037
GameStop Corp, Class A	434	12,147
Hewlett-Packard Company	203	4,850
Liberty Interactive Corporation, Series A (A)	62	4,707
		80,401
TOTAL COMMON STOCKS – 79.6%		**$184,483**
(Cost: $151,506)		

PREFERRED STOCKS	Shares	Value
United States – 3.7%		
Chesapeake Energy Corporation, 5.75% Cumulative (B)	8	8,661
TOTAL PREFERRED STOCKS – 3.7%		**$ 8,661**
(Cost: $8,476)		

WARRANTS	Shares	Value
United States – 1.6%		
JPMorgan Chase & Co., Expires 10–28–18 (C)	266	$ 3,784
TOTAL WARRANTS – 1.6%		**$ 3,784**
(Cost: $3,209)		

OTHER GOVERNMENT SECURITIES	Principal	Value
Greece – 0.1%		
Hellenic Republic:		
2.000%, 2–24–23 (D)	EUR18	10
2.000%, 2–24–24 (D)	18	9
2.000%, 2–24–25 (D)	18	10
2.000%, 2–24–26 (D)	18	10
2.000%, 2–24–27 (D)	18	9
2.000%, 2–24–28 (D)	19	9
2.000%, 2–24–29 (D)	19	9
2.000%, 2–24–30 (D)	19	9
2.000%, 2–24–31 (D)	19	9
2.000%, 2–24–32 (D)	19	9
2.000%, 2–24–33 (D)	19	9
2.000%, 2–24–34 (D)	19	9
2.000%, 2–24–35 (D)	19	9
2.000%, 2–24–36 (D)	19	9
2.000%, 2–24–37 (D)	19	9
2.000%, 2–24–38 (D)	19	9
2.000%, 2–24–39 (D)	19	9

OTHER GOVERNMENT SECURITIES (Continued)	Principal	Value
Greece (Continued)		
2.000%, 2–24–40 (D)	EUR19	$ 9
2.000%, 2–24–41 (D)	19	9
2.000%, 2–24–42 (D)	19	9
0.000%,10–15–42 (D)(E)	378	4
		187
TOTAL OTHER GOVERNMENT SECURITIES – 0.1%		**$ 187**
(Cost: $84)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper – 12.1%		
Fannie Mae Discount Notes, 0.075%, 4–3–13 (F)	$ 6,728	6,728
Straight-A Funding, LLC (GTD by Federal Financing Bank):		
0.180%, 4–11–13 (F)	500	500
0.140%, 4–12–13 (F)	10,500	10,499
0.180%, 4–12–13 (F)	4,100	4,100
0.150%, 6–10–13 (F)	2,100	2,099
0.150%, 6–14–13 (F)	4,000	3,999
		27,925
United States Government Agency Obligations – 1.4%		
Overseas Private Investment Corporation (GTD by United States Government):		
0.150%, 4–3–13 (G)	297	297
0.150%, 4–7–13 (G)	2,962	2,962
		3,259
TOTAL SHORT-TERM SECURITIES – 13.5%		**$ 31,184**
(Cost: $31,184)		
TOTAL INVESTMENT SECURITIES – 98.5%		**$228,299**
(Cost: $194,459)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.5%		**3,384**
NET ASSETS – 100.0%		**$231,683**

Ivy Cundill Global Value Fund (in thousands) MARCH 31, 2013

Notes to Schedule of Investments

*Not shown due to rounding.

(A)No dividends were paid during the preceding 12 months.

(B)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2013, the total value of these securities amounted to $8,661 or 3.7% of net assets.

(C)Warrants entitle the Fund to purchase a predetermined number of shares of common stock and are non-income producing. The purchase price and number of shares are subject to adjustment under certain conditions until the expiration date, if any.

(D)Principal amounts are denominated in the indicated foreign currency, where applicable (EUR—Euro).

(E)Zero coupon bond.

(F)Rate shown is the yield to maturity at March 31, 2013.

(G)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2013. Date shown represents the date the variable rate resets.

The following forward foreign currency contracts were outstanding at March 31, 2013:

Type	Currency	Counterparty	Principal Amount of Contract (Denominated in Indicated Currency)	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Sell	Japanese Yen	Canadian Imperial Bank of Commerce	759,300	4–10–13	$1,319	$ —
Sell	Japanese Yen	Canadian Imperial Bank of Commerce	252,280	4–10–13	—	56
Sell	Japanese Yen	Toronto-Dominion Bank (The)	624,000	5–15–13	983	—
Sell	Japanese Yen	Scotia Capital (USA), Inc.	53,820	6–19–13	31	—
Sell	Japanese Yen	Royal Bank of Canada	660,120	7–10–13	133	—
Sell	Japanese Yen	Canadian Imperial Bank of Commerce	53,820	7–17–13	31	—
					$2,497	$56

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2013. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Discretionary	$ 53,275	$ —	$ —
Energy	13,717	—	—
Financials	88,879	—	—
Industrials	14,685	—	—
Information Technology	8,131	—	—
Materials	5,796	—	—
Total Common Stocks	$184,483	$ —	$ —
Preferred Stocks	—	8,661	—
Warrants	3,784	—	—
Other Government Securities	—	187	—
Short-Term Securities	—	27,925	3,259
Total	$188,267	$ 36,773	$ 3,259
Forward Foreign Currency Contracts	$ —	$ 2,497	$ —
Liabilities			
Forward Foreign Currency Contracts	$ —	$ 56	$ —

The following table is a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

	Short-Term Securities
Beginning Balance 4-1-12	$ —
Net realized gain (loss)	—
Net change in unrealized appreciation (depreciation)	—
Purchases	3,301
Sales	(42)
Transfers into Level 3 during the period	—
Transfers out of Level 3 during the period	—
Ending Balance 3-31-13	$ 3,259
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 3-31-13	$ —

Ivy Cundill Global Value Fund (in thousands) MARCH 31, 2013

Information about Level 3 fair value measurements:

	Fair Value at 3-31-13	Valuation Technique(s)	Unobservable Input(s)
Assets			
Short-Term Securities	$3,259	Broker quote	Broker quote

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed

Market Sector Diversification	
(as a % of net assets)	
Financials	39.9%
Consumer Discretionary	22.9%
Energy	9.7%
Industrials	6.4%
Information Technology	3.5%
Materials	2.5%
Other Government Securities	0.1%
Other+	15.0%

+Includes cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.

Ivy Dividend Opportunities Fund



David P. Ginther

Below, David P. Ginther, CPA, portfolio manager of Ivy Dividend Opportunities Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2013. He has managed the Fund since inception and has 18 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended March 31, 2013	
Ivy Dividend Opportunities Fund (Class A shares at net asset value)	11.06%
Ivy Dividend Opportunities Fund (Class A shares including sales charges)	4.68%
Benchmark(s) and/or Lipper Category	
Russell 1000 Index (generally reflects the performance of stocks that represent the equity market)	14.43%
Lipper Equity Income Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	14.23%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.

Macro events drive volatility

The fiscal year ending March 31, 2013, was a difficult one across global markets. Many macro events drove volatility and uncertainty during the year, including the U.S. presidential election and uncertainty regarding Mr. Obama's plans for dividend taxes, the looming fiscal cliff, a slowing global economy, volatility in commodity prices and concern that global demand is weakening. Europe also slipped back into recession, China's growth slowed and Japan's economy contracted sharply. The Fund was not immune to this volatility, particularly around mid-year as the macro environment worsened. All of this occurred in conjunction with rising worldwide oil production, especially in the U.S., and falling oil prices. In addition to these issues, investors who were putting money in high-yielding names began to pull back on worries about taxes and the fiscal cliff. Against these headwinds, however, are some positive signs, including growing corporate earnings, which are key drivers of longer-term equity performance, and equity prices that remain reasonably valued.

Sources of strength and weakness

Despite a healthy double-digit return (before the effects of sales charges), the Fund underperformed both its benchmark and peer funds during the period. One of the Fund's strongest areas of performance came from large pharmaceutical companies such as Pfizer Inc., Johnson & Johnson and Bristol-Myers Squibb Company. Another area of strength was from the Fund's investment in railroad companies such as Union Pacific Corp. and Kansas City Southern Railway, which are benefitting from the crude-by-rail business model that has evolved as a dynamic business opportunity.

The Fund's significant underweight and selective stock picks in information technology also added positively to performance. Visa Inc., a technology company that operates a global retail electronic payments network, was another strong performer. It has been successful in growing revenue outside the U.S., particularly in less-developed nations that are rapidly assimilating technology. We believe Visa offers huge global opportunities for the Fund.

The greatest detractors to from relative performance were the Fund's stock selection and overweight positions in energy and materials. Specifically in energy, National Oilwell Varco Inc., an oil and gas equipment and services company, struggled as company infrastructure issues surfaced late in the period. Other stocks that disappointed over the period, included Apple Inc. (no longer a holding of the Fund) and Caterpillar Inc. Apple performed well over the course of the year, but hit a bump in fourth quarter 2012 as reports surfaced that the company was cutting iPhone component orders and consumer demand for some of its products was softening. Caterpillar, while it offers numerous competitive advantages, struggled near the end of the period as its primary customer base, mining companies, have started leaving the industry as the demand for coal decreases. The Fund's cash weighting also caused a drag to relative performance.

Outlook

We are cautiously optimistic about the months ahead. The U.S. economy has begun to show momentum, with positive indicators in consumer confidence, employment, housing and several other areas during the past year. Inflation in most emerging markets seems to have reached a peak, allowing governments to move to stimulate, rather than constrain, their economic growth. Despite a double-dip scare early in the year, a recession did not return to the U.S. in 2012. The cyclical housing and auto production sectors have yet to return to former highs, providing further assurance that recession is not an immediate threat.

U.S. corporate balance sheets are healthy and many companies are sitting on a lot of cash, thanks to actions taken by companies to reduce costs and raise cash following the 2008 credit crisis. We anticipate that the U.S. economy could grow faster than last year, provided we do not experience a major global crisis of some type, or unforeseen events. Granted, trouble abroad could upset the U.S. economy in 2013, and we remain watchful and concerned about the U.S. tensions with Iran. Other challenges remain; slow job creation in the U.S. continues to be a rock in our nation's path to full economic recovery. On a brighter note, however, we are cautiously optimistic that European policymakers are finding ways to manage and contain the debt crisis, although we believe this problem will take some time to correct.

Performance shown at NAV does not include the effects of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investments. Dividend-paying instruments may not experience the same price appreciation as non-dividend paying investments. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of Ivy Dividend Opportunities Fund.

Ivy Dividend Opportunities Fund

ALL DATA IS AS OF MARCH 31, 2013 (UNAUDITED)

Asset Allocation

Stocks	**97.5%**
Industrials	18.1%
Financials	16.8%
Energy	13.7%
Consumer Discretionary	12.9%
Health Care	11.0%
Consumer Staples	10.3%
Information Technology	7.3%
Materials	6.4%
Utilities	1.0%
Cash and Cash Equivalents	**2.5%**

Lipper Rankings

Category: Lipper Equity Income Funds	Rank	Percentile
1 Year	306/334	92
3 Year	247/259	95
5 Year	217/228	95

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector
JPMorgan Chase & Co.	Financials
Microchip Technology Incorporated	Information Technology
Anheuser-Busch InBev S.A., ADR	Consumer Staples
Schlumberger Limited	Energy
Union Pacific Corporation	Industrials
Goldman Sachs Group, Inc. (The)	Financials
Philip Morris International Inc.	Consumer Staples
Home Depot, Inc. (The)	Consumer Discretionary
Monsanto Company	Materials
Visa Inc., Class A	Information Technology

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy Dividend Opportunities Fund

(UNAUDITED)



Ivy Dividend Opportunities Fund, Class A Shares(1) $18,328
Russell 1000 Index. $20,400
Lipper Equity Income Funds Universe Average $21,137
$25,000
$20,000
$15,000
$10,000
$5,000
$0
6-30 2003
3-31 2004
3-31 2005
3-31 2006
3-31 2007
3-31 2008
3-31 2009
3-31 2010
3-31 2011
3-31 2012
3-31 2013

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[(2)]	Class A	Class B	Class C	Class E	Class I	Class R	Class Y
1-year period ended 3-31-13	4.68%	6.10%	10.32%	4.62%	11.45%	—	11.19%
5-year period ended 3-31-13	1.33%	1.39%	1.84%	1.28%	2.94%	—	2.69%
10-year period ended 3-31-13	—	—	—	—	—	—	—
Since inception of Class through 3-31-13[(3)]	6.41%	6.09%	6.27%	1.57%	3.13%	—	7.20%
Cumulative return since inception of Class through 3-31-13[(4)]	—	—	—	—	—	8.93%	—

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class R and Class Y shares are not subject to sales charges.

(3)6-30-03 for Class A, Class B, Class C and Class Y shares, and 4-2-07 for Class E and Class I shares (the date on which shares were first acquired by shareholders).

(4)12-19-12 for Class R shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Ivy Dividend Opportunities Fund *(in thousands)* MARCH 31, 2013

COMMON STOCKS	Shares	Value
Aerospace & Defense – 4.1%		
Boeing Company (The)	86	$ 7,374
Honeywell International Inc.	81	6,077
		13,451
Asset Management & Custody Banks – 1.7%		
Northern Trust Corporation	43	2,335
T. Rowe Price Group, Inc.	44	3,324
		5,659
Brewers – 3.5%		
Anheuser-Busch InBev S.A., ADR (A)	116	11,533
Broadcasting – 0.5%		
CBS Corporation, Class B	36	1,702
Casinos & Gaming – 4.6%		
Las Vegas Sands, Inc.	111	6,263
Wynn Resorts, Limited	69	8,635
		14,898
Construction & Farm Machinery & Heavy Trucks – 3.5%		
Caterpillar Inc.	49	4,240
Deere & Company	84	7,226
		11,466
Consumer Finance – 2.0%		
Capital One Financial Corporation	120	6,602
Data Processing & Outsourced Services – 3.7%		
Paychex, Inc.	92	3,228
Visa Inc., Class A	53	9,061
		12,289
Distillers & Vintners – 2.2%		
Diageo plc, ADR	58	7,261
Diversified Banks – 2.1%		
Wells Fargo & Company	184	6,819
Diversified Chemicals – 1.0%		
Dow Chemical Company (The)	104	3,300
Diversified Metals & Mining – 1.0%		
Rio Tinto plc, ADR (A)	67	3,161
Fertilizers & Agricultural Chemicals – 4.4%		
Monsanto Company	87	9,191
Mosaic Company (A)	86	5,135
		14,326
General Merchandise Stores – 0.8%		
Target Corporation	40	2,762
Home Improvement Retail – 2.9%		
Home Depot, Inc. (The)	137	9,542
Homebuilding – 3.1%		
D.R. Horton, Inc.	275	$ 6,690
M.D.C. Holdings, Inc.	95	3,463
		10,153
Household Products – 0.5%		
Colgate-Palmolive Company	15	1,717
Industrial Conglomerates – 2.5%		
General Electric Company	355	8,210
Industrial Machinery – 2.6%		
Eaton Corporation (A)	58	3,546
Pentair, Inc. (A)	92	4,848
		8,394
Integrated Oil & Gas – 1.8%		
Exxon Mobil Corporation	35	3,122
Occidental Petroleum Corporation	36	2,802
		5,924
Investment Banking & Brokerage – 3.1%		
Goldman Sachs Group, Inc. (The)	70	10,242
Multi-Utilities – 1.0%		
PG&E Corporation	74	3,286
Oil & Gas Drilling – 1.8%		
Seadrill Limited	155	5,771
Oil & Gas Equipment & Services – 7.0%		
Halliburton Company	118	4,750
National Oilwell Varco, Inc.	95	6,746
Schlumberger Limited	153	11,477
		22,973
Oil & Gas Storage & Transportation – 3.1%		
Energy Transfer Equity, L.P.	56	3,298
MarkWest Energy Partners, L.P.	86	5,198
Plains All American Pipeline, L.P.	31	1,776
		10,272
Other Diversified Financial Services – 4.4%		
JPMorgan Chase & Co.	294	13,947
Pharmaceuticals – 11.0%		
Bristol-Myers Squibb Company	149	6,148
Eli Lilly and Company	65	3,703
GlaxoSmithKline plc, ADR	104	4,895
Johnson & Johnson	88	7,150
Merck & Co., Inc. (A)	110	4,868
Pfizer Inc.	314	9,057
		35,821
Property & Casualty Insurance – 2.0%		
ACE Limited	75	$ 6,664
Railroads – 5.4%		
Kansas City Southern	60	6,626
Union Pacific Corporation	75	10,746
		17,372
Regional Banks – 0.7%		
SunTrust Banks, Inc.	80	2,303
Reinsurance – 0.8%		
Validus Holdings, Ltd.	70	2,623
Restaurants – 1.0%		
Starbucks Corporation	57	3,232
Semiconductors – 3.6%		
Microchip Technology Incorporated	316	11,622
Tobacco – 4.1%		
Altria Group, Inc.	97	3,319
Philip Morris International Inc.	107	9,938
		13,257
TOTAL COMMON STOCKS – 97.5%		**$318,554**
(Cost: $226,564)		
SHORT-TERM SECURITIES	**Principal**	
Commercial Paper – 0.9%		
CVS Caremark Corporation, 0.230%, 4–1–13 (B)	$3,056	3,056
Master Note – 2.3%		
Toyota Motor Credit Corporation, 0.126%, 6–28–13 (C)	7,475	7,475
TOTAL SHORT-TERM SECURITIES – 3.2%		**$ 10,531**
(Cost: $10,531)		
TOTAL INVESTMENT SECURITIES – 100.7%		**$329,085**
(Cost: $237,095)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.7%)		**(2,168)**
NET ASSETS – 100.0%		**$326,917**

Ivy Dividend Opportunities Fund *(in thousands)* MARCH 31, 2013

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Rate shown is the yield to maturity at March 31, 2013.

(C)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2013. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2013. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$318,554	$ —	$ —
Short-Term Securities	—	10,531	—
Total	$318,554	$ 10,531	$ —

The following acronym is used throughout this schedule:

ADR = American Depositary Receipts

See Accompanying Notes to Financial Statements.



Thomas A. Mengel

Below, Thomas A.Mengel, portfolio manager of the Ivy European Opportunities Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2013. Mr. Mengel has managed the Fund since July 2009, and he has 26 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended March 31, 2013	
Ivy European Opportunities Fund (Class A shares at net asset value)	8.31%
Ivy European Opportunities Fund (Class A shares including sales load)	2.08%
Benchmark(s) and/or Lipper Category	
MSCI Europe Index (generally reflects the performance of securities representing the European stock market)	10.56%
Lipper European Region Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	11.24%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.

European markets posted solid performance

International markets performed well over the fiscal year ending March 31, 2013. The Fund's benchmark, the MSCI Europe Index, was up more than 10% for the year. Despite having trailed its benchmark, the Fund also posted solid performance for the period. Despite gains, international markets remained volatile during the year. Markets bottomed in early June 2012, as the economic outlook deteriorated. In July, Mario Draghi, head of the European Central Bank (ECB), said the bank would do "whatever it takes" to defend the eurozone, easing fears of rising bond yields and even a potential fracturing of the European Union. From then on, through the end of the fiscal year, European markets rose significantly as investors embraced this positive news. In addition, the first steps of economic reform implemented in Italy and Spain resulted in more positive investor sentiment, which favorably impacted markets. In the UK, economic data continued to disappoint despite aggressive measures implemented by the Bank of England.

Navigating Fund performance

The Fund underperformed the benchmark for the year ending March 31, 2013. While overall stock selection only mildly contributed to relative performance, strong stock selection in the consumer discretionary and materials sectors helped offset detractors in information technology, energy and consumer staples. The top performer for the Fund was Brunello Cucinelli SpA, a luxury boutique clothing and accessories retailer based in Italy, which benefited from increased consumer spending stemming from a resurgence of economic growth and the company's multi-brand global distribution channel. Energy holdings, Saipem SpA and BG Group PLC, were two of the top detractors for the year. Saipem SpA, a leading oil services company, declined more than 30% in a single day as it reported a negative impact from low-margin contracts signed in prior periods. (As of March 31, 2013, Saipem SpA was no longer held in the portfolio.) Meanwhile, BG Group PLC, an integrated global natural gas company based in the UK, fell out of favor when the company reported dampened production growth expectations for the year. BG Group PLC fell out of favor as a result of difficulties associated with the company's major projects, including the exploitation of massive gas reserves off Brazil's coast and significant cost increases in building the Queensland Curtis Natural Gas plant in Australia.

With respect to sector allocation, an underweight to the poor-performing utilities and energy sectors helped relative performance. These sectors were primarily out of favor as the market rally initiated during the summer, led by the ECB's Outright Monetary Transactions program, favored other sectors. Meanwhile, our underweight positions in the health care and financials sectors, as well as our relatively large cash position in a rising market, were top detractors during the period. In health care, managed-care companies benefited from the implementation of government initiatives, and in developing markets, standard-of-living improvements increased the demand for quality health care. Financials were primarily propelled by the ECB initiatives discussed above. The Fund implemented minor currency hedging positions over the fiscal year, which slightly contributed to performance.

Going forward, we maintain a favorable outlook on the information technology sector, as we believe online and mobile payment systems and security offer rewarding prospects. As such, the Fund has established a material overweight position in this sector relative to the benchmark. Additionally, we are maintaining our underweight position in financials, as we believe there are still many challenges facing European banks.

We remain positive about the growth prospects in Germany, which has resulted in a meaningful overweight there relative to the benchmark. Many German companies we own have significant exposure to emerging-market economies, which we believe will aid these companies as emerging markets are poised for continued growth. Additionally, the Fund remains underweight the UK, primarily due to a weak economic growth outlook.

Uncertainty remains

With economic and political issues continuing to simmer in Europe, including the lack of leadership in Italy as a result of inconclusive election results in February, we believe markets will likely continue to be volatile as news from the eurozone has had a large impact on global markets. We think global economic growth is near a slow point and monetary policy is likely to remain extremely aggressive for the foreseeable future. In anticipation of this, international equities (as represented by the benchmark) have significantly appreciated since the lows of last summer.

Recently, the Bank of Japan initiated a monetary stimulus effort, in addition to monetary base targeting. We are watching these developments in Japan closely to gauge the effectiveness of their actions. The results potentially have implications for eurozone countries struggling with large outstanding debt-to-GDP ratios and struggling growth prospects. While there may be negative consequences associated with monetary policy stimulus, it is our view that the initiative provides a positive backdrop for risk assets.

For the long term, we believe emerging-market middle-class populations will continue to seek higher standards of living. As a result, we think this trend will drive the stocks of consumer-facing companies that serve these markets as well as infrastructure companies. As such, we will continue to look for attractive companies that demonstrate strong cash generation and healthy balance sheets that appear to be poised to benefit from this growth.

Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. The value of the Fund's investments, as measured in U.S. dollars, may be unfavorably affected by changes in foreign currency exchange rates and exchange control regulations. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The portfolio manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted is unmanaged and includes reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy European Opportunities Fund.

Ivy European Opportunities Fund

ALL DATA IS AS OF MARCH 31, 2013 (UNAUDITED)

Asset Allocation

Stocks	**97.8%**
Industrials	14.8%
Consumer Staples	14.2%
Financials	13.7%
Consumer Discretionary	13.0%
Information Technology	13.0%
Health Care	10.5%
Materials	8.4%
Energy	5.6%
Telecommunication Services	3.1%
Utilities	1.5%
Cash and Cash Equivalents	**2.2%**

Country Weightings

Europe	**97.8%**
United Kingdom	30.3%
Germany	22.0%
Switzerland	16.8%
France	12.3%
Italy	4.0%
Other Europe	12.4%
Cash and Cash Equivalents	**2.2%**

Lipper Rankings

Category: Lipper European Region Funds	Rank	Percentile
1 Year	96/117	82
3 Year	60/95	63
5 Year	72/87	82
10 Year	20/71	28

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Country	Sector	Industry
Wirecard AG	Germany	Information Technology	Data Processing & Outsourced Services
Linde AG	Germany	Materials	Industrial Gases
Ingenico S.A.	France	Information Technology	Electronic Equipment & Instruments
Nestle S.A., Registered Shares	Switzerland	Consumer Staples	Packaged Foods & Meats
Imperial Tobacco Group plc	United Kingdom	Consumer Staples	Tobacco
Compass Group plc	United Kingdom	Consumer Discretionary	Restaurants
Vodafone Group plc	United Kingdom	Telecommunication Services	Wireless Telecommunication Service
Prudential plc	United Kingdom	Financials	Life & Health Insurance
Roche Holdings AG, Genusscheine	Switzerland	Health Care	Pharmaceuticals
Bayer AG	Germany	Health Care	Pharmaceuticals

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy European Opportunities Fund

(UNAUDITED)



Ivy European Opportunities Fund, Class A Shares(1) $15,786
MSCI Europe Index $16,566
Lipper European Region Funds Universe Average $18,100
$30,000
$20,000
$10,000
$0
12-31 2003
3-31 2004
3-31 2005
3-31 2006
3-31 2007
3-31 2008
3-31 2009
3-31 2010
3-31 2011
3-31 2012
3-31 2013

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return(2)	Class A	Class B	Class C	Class E(3)	Class I	Class R	Class Y
1-year period ended 3-31-13	2.08%	3.12%	7.64%	2.57%	8.96%	—	8.71%
5-year period ended 3-31-13	-4.47%	-4.44%	-3.92%	-3.95%	-2.67%	—	-2.93%
10-year period ended 3-31-13	10.58%	10.29%	10.52%	—	—	—	—
Since inception of Class through 3-31-13(4)	—	—	—	-4.04%	-2.93%	—	9.03%
Cumulative return since inception of class through 3-31-13(5)	—	—	—	—	—	2.28%	—

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class R and Class Y shares are not subject to sales charges.

(3)Class E shares are not currently available for investment.

(4)4-2-07 for Class E and Class I shares and 7-24-03 for Class Y shares (the date on which shares were first acquired by shareholders).

(5)12-19-12 for Class R shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Ivy European Opportunities Fund (in thousands) MARCH 31, 2013

COMMON STOCKS	Shares	Value
Austria – 2.0%		
Andritz AG	64	$ 4,325
France – 12.3%		
Alstom	50	2,035
Altran Technologies S.A. (A)	275	1,907
Axa S.A.	100	1,719
BNP Paribas	50	2,566
Gemalto N.V.	50	4,362
Iliad S.A.	7	1,489
Ingenico S.A.	100	5,923
Rubis Group	25	1,523
Sanofi-Aventis	45	4,573
		26,097
Germany – 19.2%		
Bayer AG	45	4,642
Beiersdorf AG	15	1,385
Brenntag AG (B)	20	3,123
DaimlerChrysler AG, Registered Shares	30	1,632
Deutsche Lufthansa AG	100	1,953
Dialog Semiconductor plc (A)	150	1,990
Duerr AG	20	2,179
Fresenius SE & Co. KGaA (A)	20	2,469
Linde AG	33	6,135
Linde AG (A)(B)	7	1,302
NORMA Group AG (B)	100	3,152
TOM TAILOR Holding AG	60	1,351
United Internet AG	50	1,216
Wirecard AG (A)	300	8,286
		40,815
Ireland – 3.3%		
Glanbia plc	200	2,374
Paddy Power plc	50	4,536
		6,910
Italy – 4.0%		
Azimut Holding S.p.A.	100	1,618
Brunello Cucinelli S.p.A. (A)(B)	110	2,315
Moleskine S.p.A. (A)(B)	1,200	3,538
Prysmian S.p.A. (A)	50	1,029
		8,500
Luxembourg – 1.5%		
Acergy S.A.	138	3,227
Netherlands – 1.1%		
ING Groep N.V., Certicaaten Van Aandelen (A)	150	1,065
Unilever N.V., Certicaaten Van Aandelen	30	1,228
		2,293
Norway – 0.6%		
StatoilHydro ASA	51	1,224

COMMON STOCKS (Continued)	Shares	Value
Portugal – 0.6%		
Galp Energia, SGPS, S.A., Class B	75	$ 1,175
Russia – 1.5%		
Sberbank (Savings Bank of the Russian Federation) (A)	1,000	3,161
Spain – 1.4%		
Gas Natural SDG, S.A.	100	1,771
Tecnicas Reunidas, S.A.	25	1,171
		2,942
Sweden – 0.4%		
Elekta AB (publ), B Shares	50	759
Switzerland – 16.8%		
ARYZTA AG	66	3,843
BELIMO Holding AG, Registered Shares	1	1,569
Credit Suisse Group AG, Registered Shares	50	1,312
Dufry AG (A)(B)	10	1,241
Holcim Ltd, Registered Shares	50	3,985
Nestle S.A., Registered Shares	80	5,785
Roche Holdings AG, Genusscheine	20	4,656
Swatch Group Ltd (The), Bearer Shares	5	2,907
Swiss Re Ltd	50	4,066
Syngenta AG	8	3,337
Unaxis Holding AG, Registered Shares	250	2,963
		35,664
United Kingdom – 30.3%		
ARM Holdings plc	125	1,749
ASOS plc (A)	35	1,780
Aurora Russia Limited (A)	1,557	899
Babcock International Group plc	200	3,306
Barclays plc (A)	900	3,982
BG Group plc	100	1,715
British American Tobacco plc	80	4,287
Compass Group plc	400	5,108
Countrywide plc (A)(B)	300	1,778
Diageo plc	100	3,153
Experian plc	230	3,984
Filtrona plc	150	1,659
GlaxoSmithKline plc	100	2,338
HSBC Holdings plc	201	2,144
IMI plc	90	1,771
Imperial Tobacco Group plc	150	5,242
Informa plc (A)	150	1,200
Prudential plc	300	4,855
Rio Tinto plc	25	1,172
Royal Dutch Shell plc, Class A	100	3,235
Shire plc	50	1,522

COMMON STOCKS (Continued)	Shares	Value
United Kingdom (Continued)		
Telecity Group plc	180	$ 2,471
Vodafone Group plc	1,800	5,104
		64,454
TOTAL COMMON STOCKS – 95.0%		**$201,546**
(Cost: $154,302)		

PREFERRED STOCKS	Shares	Value
Germany – 2.8%		
Dragerwerk AG & Co. KGaA	8	969
Henkel AG & Co. KGaA	30	2,887
Volkswagen AG, 2.260% (A)	10	1,987
		5,843
TOTAL PREFERRED STOCKS – 2.8%		**$ 5,843**
(Cost: $4,487)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper – 2.2%		
Wisconsin Electric Power Co., 0.180%, 4–1–13 (C)	$4,745	4,745
Master Note – 0.1%		
Toyota Motor Credit Corporation, 0.126%, 6–28–13 (D)	123	123
TOTAL SHORT-TERM SECURITIES – 2.3%		**$ 4,868**
(Cost: $4,868)		
TOTAL INVESTMENT SECURITIES – 100.1%		**$212,257**
(Cost: $163,657)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.1%)		**(194)**
NET ASSETS – 100.0%		**$212,063**

Ivy European Opportunities Fund (in thousands) MARCH 31, 2013

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2013, the total value of these securities amounted to $16,449 or 7.7% of net assets.

(C)Rate shown is the yield to maturity at March 31, 2013.

(D)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2013. Date shown represents the date the variable rate resets.

The following forward foreign currency contracts were outstanding at March 31, 2013:

Type	Currency	Counterparty	Principal Amount of Contract (Denominated in Indicated Currency)	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Sell	British Pound	State Street Global Markets	9,900	4–22–13	$—	$72

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2013. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Discretionary	$ 25,608	$ —	$ —
Consumer Staples	27,298	—	—
Energy	11,748	—	—
Financials	29,164	—	—
Health Care	20,958	—	—
Industrials	31,388	—	—
Information Technology	27,906	—	—
Materials	17,590	—	—
Telecommunication Services	6,593	—	—
Utilities	3,293	—	—
Total Common Stocks	$201,546	$ —	$ —
Preferred Stocks	5,843	—	—
Short-Term Securities	—	4,868	—
Total	$207,389	$ 4,868	$ —
Liabilities			
Forward Foreign Currency Contracts	$ —	$ 72	$ —

Market Sector Diversification	
(as a % of net assets)	
Industrials	14.8%
Consumer Staples	14.2%
Financials	13.7%
Consumer Discretionary	13.0%
Information Technology	13.0%
Health Care	10.5%
Materials	8.4%
Energy	5.6%
Telecommunication Services	3.1%
Utilities	1.5%
Other+	2.2%

+Includes cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.



Mark G. Beischel



Daniel J. Vrabac

Below, Mark G. Beischel, CFA, and Daniel J. Vrabac, portfolio managers of the Ivy Global Bond Fund, discuss positioning, performance and results for the fiscal year ended March 31, 2013. Mr. Beischel has been a manager of the Fund since 2008 and has 19 years of industry experience. Mr. Vrabac, who has 34 years of industry experience, has been with the Fund since 2008.

Fiscal Year Performance

For the 12 Months Ended March 31, 2013	
Ivy Global Bond Fund (Class A shares at net asset value)	5.12%
Ivy Global Bond Fund (Class A shares including sales charges)	–0.93%
Benchmark(s) and/or Lipper Category	
Barclays Multiverse Index (generally reflects the performance of the global bond market)	1.68%
Lipper Global Income Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	4.82%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.

The past year brought no resolution to the issues and uncertainties that investors have faced since the onset of the global financial crisis and the European crisis. Global markets and the global economy remain in unchartered waters. Simply put, dealing with very high levels of debt and a slowing global economy increased the range of possible outcomes. This resulted in a greater dispersion of investor expectations and significant volatility in markets.

In the U.S. economic data received over the past three months has been more positive than expected, but fiscal policy appeared to be more restrictive. In Europe, the ongoing tensions in the periphery have led to elevated financial stress, while fiscal austerity programs there have already pushed several European nations into recession. The stress surfaced in Cyprus in the deposit base at two state owned banks and the nation imposed capital controls to try to prevent capital flight from its banking system. Following this bank restructuring exercise in Cyprus and haircuts for large bank deposits and other liabilities, bank funding costs have risen in the European Union. What was once a banking crisis and sovereign debt crisis has now become an economic crisis as the entire region slips into a recession.

In China, the economy's potential growth rate is slowing significantly. The country has not been able to continue its rapid growth without an even faster increase in its debt. The increasing debt load is problematic for the Chinese banking system, and ultimately government fiscal policy. It is likely that the new Chinese administration will be forced to deal with the growth in debt, and this will slow real and potential growth in years ahead.

In Japan, powerful easing measures announced by Governor Kuroda should help the country exit 15 years of deflation. The Bank of Japan stated it will be buying about 7.4 trillion yen in Japanese Government Bonds, up from about the 4 trillion yen previously announced. It will increase the average government bond maturity from three years to seven years. It intends to increase its monetary base from 138 trillion yen at the end of last year to 200 trillion yen by the end of this year and 270 trillion yen by the end of next year.

In the U.S., market participants are questioning when the Federal Open Market Committee (FOMC) will taper off its asset purchases. As of now, FOMC communications signal a strong desire to remain patient and let accommodative policy work to generate a stronger labor market recovery. On the back of this easing by central banks, riskier assets performed reasonably well. U.S. Treasuries witnessed some volatility, but are trading in a tight range and yields are still at very low levels. And finally, there are once again tensions on the Korean peninsula. We believe the purpose of Pyongyang's behavior is to maximize its leverage as it seeks to resume its bilateral discussions with Seoul and the U.S.

Seeking low volatility

As for the Fund's overall strategy, the Fund is structured to have a low duration and plenty of liquidity. We believe the portfolio's shorter duration will enable the Fund to focus on higher yielding corporate bonds while greater liquidity will allow us to be more responsive to changing market environments.

We continue to focus on maintaining proper diversification for the Fund. The Fund has the ability to invest in different securities, sectors, countries and currencies. This flexibility is designed to allow us to manage the Fund to have less volatility with a reasonable yield that we believe will reward investors over the longer term.

Given the extreme volatility and uncertainty in global markets, the Fund's currency exposure remains overwhelmingly in the U.S. dollar. The high U.S dollar exposure led the Fund to outperform the index, before the effects of sales charge, as the Japanese yen, British pound, Canadian dollar, and euro depreciated 12.86%, 5.24%, 1.90%, and 0.52%, respectively, versus the dollar. We believe there will be better opportunities to add foreign currency bonds to the portfolio going forward, especially in the emerging markets.

We continue to search for value in the corporate bond space. It is our belief that some of the best returns have been and will continue to be, from emerging market bonds. Given the ongoing search for yield by investors, however, yields on many bonds are at all-time lows. Caution is warranted, and fund managers must be opportunistic. This situation also underlies our short duration and ample liquidity strategy.

Looking ahead

Given our expectation of slow growth globally in 2013, we believe interest rates will remain low overall (exceptions are the European peripheral nations, which may continue to see rates move higher). The Federal Reserve (Fed) has indicated that it will keep policy rates low until late 2015. The short end of the Treasury yield curve (five years and in) could be less volatile due to the Fed's commitment to keep policy rates low. Regarding inflation, the economy is growing too slowly, excess capacity abounds in labor and capital markets, and private sector lending is moribund. Wage growth, especially real wage growth, is so weak that there is no reason for this to be a cause of inflation.

A slowing economy means slowing corporate profitability. With corporate profits already at an all-time peak, we believe it will be very difficult to repeat the past year's performance. This means that equities may weaken in the months ahead, and corporate bond spreads may widen. However, it is our view that both equities and bonds domestically and globally will witness a lot of volatility and there will be no straight-line movement up or down.

All of this uncertainty leads us to believe that we are in a benign environment for the U.S. dollar, in spite of the U.S.'s well-known domestic problems. The U.S. continues to be a safe haven globally, and likely will continue to attract funds from outside the U.S. In this scenario, we will look for opportunities to make long-term investments in foreign currencies in certain emerging markets should they weaken versus the dollar. The Fund maintains a high degree of liquidity in short term Treasuries and cash. We believe that under the scenarios discussed, there will be opportunities to find better valuations for the portfolio. We remain focused on providing a reasonable income flow to investors and on closely monitoring the risk to invested capital.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment. International investing involves additional risks including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. Fixed income securities are subject to interest rate risk and, as such, the net asset value of the Fund may fall as interest rates rise. These and other risks are more fully described in the fund's prospectus.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

Certain U.S. government securities in which the Fund may invest, such as Treasury securities and securities issued by the Government National Mortgage Association (GinnieMae), are backed by the full faith and credit of the U.S. government. However, other U.S. government securities in which the Fund may invest, such as securities issued by the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac) and the Federal Home Loan Banks (FHLB), are not backed by the full faith and credit of the U.S. government, are not insured or guaranteed by the U.S. government and, instead, may be supported only by the right of the issuer to borrow from the U.S. Treasury or by the credit of the issuer.

The index (indexes) noted is unmanaged and includes reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Global Bond Fund.

Ivy Global Bond Fund

Asset Allocation

Bonds	**84.4%**
Corporate Debt Securities	57.0%
United States Government and Government Agency Obligations	23.4%
Other Government Securities	4.0%
Cash and Cash Equivalents and Equities	**15.6%**

Quality Weightings

Investment Grade	**56.5%**
AA	24.9%
A	4.2%
BBB	27.4%
Non-Investment Grade	**27.9%**
BB	15.1%
B	8.2%
CCC	0.4%
Non-rated	4.2%
Cash and Cash Equivalents and Equities	**15.6%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's.

Lipper Rankings

Category: Lipper Global Income Funds	Rank	Percentile
1 Year	79/169	47
3 Year	94/123	76

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Country Weightings

North America	**35.3%**
United States	31.2%
Other North America	4.1%
South America	**20.7%**
Brazil	11.6%
Argentina	3.6%
Other South America	5.5%
Europe	**16.3%**
Russia	4.4%
Other Europe	11.9%
Pacific Basin	**13.3%**
India	4.6%
Other Pacific Basin	8.7%
Other	**4.3%**
Cash and Cash Equivalents	**10.1%**

Ivy Global Bond Fund

(UNAUDITED)



$20,000
$15,000
$10,000
$5,000
$0
Ivy Global Bond Fund, Class A Shares(1) $11,584
Barclays Multiverse Index $12,109
Lipper Global Income Funds Universe Average(2) $12,958
2008
2009
2010
2011
2012
2013

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

(2)Because the Fund commenced operations on a date other than at the end of a month, and partial month calculations of the performance of the indexes (including income) are not available, investment in the indexes was effected as of March 31, 2008.

Average Annual Total Return(3)	Class A	Class B	Class C	Class I	Class R	Class Y
1-year period ended 3-31-13	-0.93%	0.34%	4.34%	5.39%	—	5.12%
5-year period ended 3-31-13	—	—	—	—	—	—
10-year period ended 3-31-13	—	—	—	—	—	—
Since inception of Class through 3-31-13(4)	2.99%	3.10%	3.45%	4.48%	—	4.24%
Cumulative return since inception of Class through 3-31-13(5)	—	—	—	—	1.30%	—

(3)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class R and Class Y shares are not subject to sales charges.

(4) 4-4-08 for Class A, Class B, Class C, Class I and Class Y shares (the date on which shares were first acquired by shareholders).

(5) 12-19-12 for Class R shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Ivy Global Bond Fund (in thousands) MARCH 31, 2013

COMMON STOCKS	Shares	Value
Consumer Finance – 0.7%		
Banco Latinoamericano de Comercio Exterior, S.A.	87	$ 2,140
Diversified Chemicals – 0.5%		
Dow Chemical Company (The)	42	1,344
Electric Utilities – 1.1%		
PPL Corporation	64	2,003
Transmissora Alianca de Energia Eletrica S.A. (A)(B)	117	1,299
		3,302
Integrated Oil & Gas – 0.2%		
Royal Dutch Shell plc, Class A (B)	22	701
Oil & Gas Drilling – 0.5%		
Seadrill Partners LLC	44	1,224
Pharmaceuticals – 1.4%		
Bristol-Myers Squibb Company	38	1,549
GlaxoSmithKline plc (B)	111	2,599
		4,148
Semiconductors – 0.8%		
Intel Corporation	101	2,200
Water Utilities – 0.3%		
Aguas Andinas S.A. (B)	1,051	847
TOTAL COMMON STOCKS – 5.5%		**$15,906**
(Cost: $14,456)		

CORPORATE DEBT SECURITIES	Principal	Value
Aerospace & Defense – 1.1%		
Bombardier Inc., 7.500%, 3–15–18 (C)	$1,200	1,370
Embraer Overseas Limited, 6.375%, 1–24–17	1,700	1,921
		3,291
Agricultural Products – 2.4%		
CCL Finance Limited:		
9.500%, 8–15–14	1,650	1,797
9.500%, 8–15–14 (C)	500	545
Corporacion Pesquera Inca S.A.C.:		
9.000%, 2–10–17	2,022	2,054
9.000%, 2–10–17 (C)	1,575	1,600
Virgolino de Oliveira Finance Limited, 10.500%, 1–28–18 (C)	1,145	1,214
		7,210

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Air Freight & Logistics – 0.2%		
FedEx Corporation, 7.375%, 1–15–14	$ 500	$ 526
Airlines – 1.4%		
Aeropuertos Argentina 2000 S.A., 10.750%, 12–1–20 (C)	1,267	1,172
GOL Finance: 9.250%, 7–20–20	2,375	2,303
TAM Capital 2 Inc.: 9.500%, 1–29–20	525	586
		4,061
Alternative Carriers – 0.3%		
PCCW-HKT Capital No. 2 Limited, 6.000%, 7–15–13	750	760
Asset Management & Custody Banks – 1.0%		
Bhira Investments Limited, 8.500%, 4–27–71	2,800	2,843
Auto Parts & Equipment – 0.3%		
Schaeffler Finance B.V., 7.750%, 2–15–17 (C)	750	845
Brewers – 0.2%		
Miller Brewing Company, 5.500%, 8–15–13	500	509
Broadcasting – 2.0%		
Globo Comunicacoe e Participacoes S.A.:		
5.307%, 5–11–22	850	916
6.250%, 12–20–49	4,587	4,876
		5,792
Coal & Consumable Fuels – 2.1%		
Indo Energy Finance B.V., 7.000%, 5–7–18 (C)	1,800	1,940
Indo Integrated Energy II B.V., 9.750%, 11–5–16	550	590
PT Adaro Indonesia:		
7.625%, 10–22–19	1,845	1,996
7.625%, 10–22–19 (C)	1,500	1,624
		6,150
Communications Equipment – 0.2%		
BC Luxco 1 S.A., 7.375%, 1–29–20 (C)	500	518
Construction & Engineering – 0.9%		
Larsen & Toubro Limited, Convertible, 3.500%, 10–22–14	2,100	2,159
Odebrecht Drilling Norbe VII/IX Ltd., 6.350%, 6–30–21 (C)	499	549
		2,708

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Construction Materials – 0.5%		
Cemex SAB de CV, 9.000%, 1–11–18 (C)	$ 1,200	$ 1,329
Consumer Finance – 1.8%		
Banco BMG S.A., 9.150%, 1–15–16	594	622
Banco Latinoamericano de Comercio Exterior, S.A., 3.750%, 4–4–17 (C)	3,700	3,813
VEB Finance Limited, 5.375%, 2–13–17 (C)	600	645
		5,080
Distillers & Vintners – 0.2%		
Diageo Capital plc, 7.375%, 1–15–14	250	263
Diageo Finance B.V., 5.500%, 4–1–13	250	250
		513
Diversified Banks – 6.7%		
Banco Bradesco S.A., 4.125%, 5–16–16 (C)	1,850	1,938
Banco Cruzeiro do Sul S.A., 8.500%, 2–20–15 (C)(E)	1,500	360
Banco de Bogota S.A., 5.000%, 1–15–17 (C)	400	429
Banco de Credito del Peru, 4.750%, 3–16–16 (C)	2,300	2,473
Banco Santander Brasil, S.A., 4.500%, 4–6–15 (C)	750	780
Banco Santander Chile, S.A., 6.500%, 9–22–20 (F)	CLP 1,297,000	2,710
Bancolombia S.A., 4.250%, 1–12–16	$ 1,700	1,791
ICICI Bank Limited, 4.750%, 11–25–16 (C)	1,250	1,338
SB Capital S.A., 5.499%, 7–7–15	550	588
Sberbank Rossii OAO, 6.480%, 5–15–13	1,000	1,006
State Bank of India, 4.500%, 10–23–14	1,000	1,036
VTB Capital S.A., 6.000%, 4–12–17 (C)	4,710	5,039
		19,488
Diversified Metals & Mining – 2.0%		
Anglo American Capital plc, 9.375%, 4–8–14	500	540
Glencore Funding LLC, 6.000%, 4–15–14 (C)	1,640	1,717
Rio Tinto Finance (USA) Limited, 8.950%, 5–1–14	750	816

Ivy Global Bond Fund (in thousands) MARCH 31, 2013

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Diversified Metals & Mining (Continued)		
Southern Peru Copper Corporation, 6.375%, 7–27–15 (C)	$ 275	$ 302
Suzano Trading Ltd, 5.875%, 1–23–21 (C)	1,400	1,448
Vedanta Resources plc, 8.750%, 1–15–14	800	832
		5,655
Electric Utilities – 4.4%		
Compania de Transporte de Energia Electrica en Alta Tension TRANSENER S.A., 9.750%, 8–15–21 (C)	1,450	620
Emgesa S.A. E.S.P., 8.750%, 1–25–21 (F)	COP 745,000	485
Empresa Distribuidora y Comercializadora Norte S.A., 9.750%, 10–25–22 (C)	$ 955	449
ENEL Finance International S.A., 3.875%, 10–7–14 (C)	500	514
Listrindo Capital B.V., 6.950%, 2–21–19 (C)	2,550	2,802
Majapahit Holding B.V., 7.750%, 10–17–16	1,200	1,392
Monongahela Power Company, 7.950%, 12–15–13 (C)	1,000	1,049
PPL Energy Supply, LLC, 6.300%, 7–15–13	500	508
Rural Electrification Corporation Limited, 4.250%, 1–25–16	1,675	1,740
RusHydro Finance Limited, 7.875%, 10–28–15 (F)	RUB 90,000	2,893
Tata Electric Companies, 8.500%, 8–19–17	$ 250	279
		12,731
Food Distributors – 1.2%		
Olam International Limited:		
5.750%, 9–20–17	1,150	1,076
7.500%, 8–12–20	2,500	2,447
		3,523
Gas Utilities – 0.3%		
Transportadora de Gas del Sur S.A., 7.875%, 5–14–17	997	880

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Homebuilding – 0.9%		
Desarrolladora Homex, S.A. de C.V., 7.500%, 9–28–15	$ 2,320	$1,984
URBI, Desarrollos Urbanos, S.A. de C.V., 8.500%, 4–19–16	1,000	635
		2,619
Household Appliances – 0.8%		
Controladora Mabe, S.A. de C.V., 6.500%, 12–15–15	2,150	2,249
Independent Power Producers & Energy Traders – 1.8%		
China Resources Power Holdings Company Limited, 3.750%, 8–3–15	2,500	2,607
Empresa Nacional de Electricidad S.A., 8.350%, 8–1–13	1,500	1,530
TransAlta Corporation, 5.750%, 12–15–13	1,000	1,034
		5,171
Industrial Machinery – 0.1%		
Ingersoll-Rand Global Holding Company Limited, 6.000%, 8–15–13	250	255
Integrated Oil & Gas – 0.4%		
Cenovus Energy Inc., 4.500%, 9–15–14	500	526
Gazstream S.A., 5.625%, 7–22–13	42	42
Petro-Canada, 4.000%, 7–15–13	500	505
		1,073
Investment Banking & Brokerage – 0.4%		
Morgan Stanley, 1.000%, 2–11–16 (D)(F)	CNY 7,600	1,163
IT Consulting & Other Services – 0.4%		
iGATE Corporation, 9.000%, 5–1–16	$ 1,200	1,306
Machinery – 0.6%		
Rearden G Holdings EINS GmbH, 7.875%, 3–30–20 (C)	1,600	1,760

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Marine – 1.7%		
PB Issuer (No. 2) Limited, Convertible, 1.750%, 4–12–16	$ 2,620	$2,649
SCF Capital Limited:		
5.375%, 10–27–17	1,150	1,189
5.375%, 10–27–17 (C)	1,000	1,034
		4,872
Multi-Utilities – 1.0%		
Abu Dhabi National Energy Company PJSC, 6.600%, 8–1–13	1,000	1,018
Black Hills Corporation, 9.000%, 5–15–14	1,400	1,515
Veolia Environment, 5.250%, 6–3–13	250	252
		2,785
Oil & Gas Drilling – 2.4%		
Lancer Finance Company (SPV) Limited, 5.850%, 12–12–16 (C)	995	1,042
Noble Group Limited:		
8.500%, 5–30–13	1,300	1,313
4.875%, 8–5–15	1,400	1,470
QGOG Atlantic/Alaskan Rigs Ltd.:		
5.250%, 7–30–18 (C)	1,399	1,445
5.250%, 7–30–18	288	297
Schahin II Finance Company (SPV) Limited, 5.875%, 9–25–22 (C)	1,207	1,250
		6,817
Oil & Gas Exploration & Production – 3.3%		
Anadarko Petroleum Corporation, 5.750%, 6–15–14	500	528
Essar Energy Investment Limited, Convertible, 4.250%, 2–1–16	3,700	2,994
Novatek Finance Limited:		
5.326%, 2–3–16 (C)	2,200	2,355
7.750%, 2–21–17 (C)(F)	RUB55,000	1,767
Pan American Energy LLC:		
7.875%, 5–7–21 (C)	$ 1,000	955
7.875%, 5–7–21	500	478
Ras Laffan Liquefied Natural Gas Co. Ltd., 5.832%, 9–30–16	646	691
		9,768
Oil & Gas Storage & Transportation – 2.8%		
DCP Midstream, LLC, 9.700%, 12–1–13 (C)	500	528

Ivy Global Bond Fund (in thousands) MARCH 31, 2013

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Oil & Gas Storage & Transportation (Continued)		
Empresas Publicas de Medellin E.S.P., 8.375%, 2–1–21 (F)	COP 4,484,000	2,862
Maritimes & Northeast Pipeline, L.L.C.:		
7.500%, 5–31–14	$ 858	895
7.500%, 5–31–14 (C)	429	447
Midcontinent Express Pipeline LLC, 5.450%, 9–15–14	560	583
Sunoco Logistics Partners Operations L.P., 8.750%, 2–15–14	500	534
TransCapital Limited:		
7.700%,8–7–13	500	511
5.670%, 3–5–14 (C)	1,700	1,766
		8,126
Packaged Foods & Meats – 2.5%		
BFF International Limited, 7.250%, 1–28–20 (C)	2,000	2,360
Bunge Limited Finance Corp., 5.350%, 4–15–14	925	966
Cadbury Schweppes US Finance LLC, 5.125%, 10–1–13 (C)	1,000	1,020
Cosan Finance Limited, 7.000%, 2–1–17	128	146
JBS Finance II Ltd., 8.250%,1–29–18 (C)	2,400	2,627
		7,119
Paper Products – 1.6%		
Fibria Overseas Finance Ltd.:		
7.500%, 5–4–20 (C)	1,196	1,331
6.750%, 3–3–21 (C)	160	177
International Paper Company, 7.400%, 6–15–14	400	429
Inversiones CMPC S.A., 4.750%, 1–19–18 (C)	1,925	2,036
IRSA Inversiones y Representaciones S.A., 8.500%, 2–2–17	625	573
		4,546
Pharmaceuticals – 0.2%		
Novartis Capital Corporation, 4.125%, 2–10–14	500	515
Precious Metals & Minerals – 0.3%		
ALROSA Finance S.A., 8.875%, 11–17–14	$	$ 937
Publishing – 0.1%		
Pearson Dollar Finance Two plc, 5.500%, 5–6–13	350	351
Restaurants – 0.9%		
Arcos Dorados B.V., 7.500%, 10–1–19 (C)	525	564
Arcos Dorados Holdings, Inc., 10.250%, 7–13–16 (F)	BRL 4,070	2,084
		2,648
Service – Other – 1.0%		
Net Servicos de Comunicacao S.A., 7.500%, 1–27–20	$ 2,570	2,878
Steel – 1.8%		
ArcelorMittal:		
5.375%, 6–1–13	855	860
9.500%, 2–15–15	500	565
4.250%, 2–25–15	500	517
Evraz Group S.A., 8.875%, 4–24–13	1,800	1,808
Steel Capital S.A., 6.250%, 7–26–16 (C)	1,500	1,598
		5,348
Telecommunications – 0.5%		
TBG Global Pte. Ltd., 4.625%, 4–3–18 (C)	1,300	1,303
Tobacco – 0.2%		
B.A.T. International Finance plc, 8.125%, 11–15–13	500	522
Trading Companies & Distributors – 0.5%		
CITIC Resources Finance (2007) Limited, 6.750%, 5–15–14 (C)	700	727
CITIC Resources Holdings Limited: 6.750%, 5–15–14	700	726
		1,453
Wireless Telecommunication Service – 1.6%		
America Movil, S.A.B. de C.V.:		
5.500%, 3–1–14	$ 500	$ 520
3.625%, 3–30–15	800	839
Indosat Palapa Company B.V., 7.375%, 7–29–20 (C)	250	277
Vimpel-Communications, 6.493%, 2–2–16 (C)	1,775	1,899
VimpleCom Holdings B.V., 9.000%, 2–13–18 (C)(F)	RUB 25,000	833
VIP Finance Ireland Limited, 8.375%, 4–30–13	$ 550	553
		4,921
TOTAL CORPORATE DEBT SECURITIES – 57.0%		**$164,917**
(Cost: $161,783)		

OTHER GOVERNMENT SECURITIES	Principal	Value
Argentina – 0.9%		
Aeropuertos Argentina 2000 S.A., 10.750%, 12–1–20	91	84
Compania Latinoamericana de Infraestructura & Servicios S.A., 9.500%, 12–15–16	815	544
Province of Buenos Aires (The), 11.750%, 10–5–15	2,600	2,106
		2,734
Brazil – 0.9%		
OI S.A., 9.750%, 9–15–16 (F)	BRL 4,800	2,464
Ireland – 0.2%		
Russian Railways via RZD Capital Ltd, 8.300%, 4–2–19 (F)	RUB 19,000	629
Supranational – 0.7%		
Central American Bank for Economic Integration:		
5.375%, 9–24–14	$ 1,000	1,058
3.875%, 2–9–17 (C)	800	853
		1,911

Ivy Global Bond Fund *(in thousands)* MARCH 31, 2013

OTHER GOVERNMENT SECURITIES (Continued)	Principal	Value
Venezuela – 1.3%		
Corporacion Andina de Fomento, 3.750%, 1–15–16	$3,625	$ 3,835
TOTAL OTHER GOVERNMENT SECURITIES – 4.0%		**$11,573**
(Cost: $12,002)		

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS	Principal	Value
Mortgage-Backed Obligations – 0.5%		
Federal Home Loan Mortgage Corporation Adjustable Rate Participation Certificates, 4.000%, 5–15–24	182	194
Federal Home Loan Mortgage Corporation Agency REMIC/CMO, 5.500%, 1–15–38 (G)	939	105
Federal Home Loan Mortgage Corporation Fixed Rate Participation Certificates, 4.000%, 11–15–36	219	227
Federal National Mortgage Association Agency REMIC/CMO:		
4.000%, 1–25–19	148	154
5.000%, 6–25–22 (G)	170	6
4.000%, 7–15–23 (G)	1,774	71
4.000%, 12–15–23 (G)	460	23
4.000%, 2–15–24 (G)	576	32
4.000%, 4–15–24 (G)	506	36
4.000%, 9–25–24	154	161
5.000%, 2–25–35	1	1
3.500%, 9–25–39	150	158
Federal National Mortgage Association Fixed Rate Pass-Through Certificates:		
5.000%, 3–1–22	129	140
5.000%, 8–1–23	56	60
Mortgage-Backed Obligations (Continued)		
Government National Mortgage Association Agency REMIC/CMO, 4.500%, 11–20–36 (G)	$ 1,345	$ 72
Government National Mortgage Association Fixed Rate Pass-Through Certificates, 4.500%, 6–15–23	120	131
		1,571
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 0.5%		**$ 1,571**
(Cost: $3,120)		

UNITED STATES GOVERNMENT OBLIGATIONS	Principal	Value
Treasury Obligations – 22.9%		
United States Treasury Notes:		
0.750%, 8–15–13	1,850	1,854
1.750%, 7–31–15	17,980	18,591
0.875%, 2–28–17	27,000	27,355
2.375%, 7–31–17	1,980	2,128
3.500%, 5–15–20	1,980	2,288
2.625%, 11–15–20	4,500	4,912
2.125%, 8–15–21	3,500	3,660
1.750%, 5–15–22	5,475	5,496
		66,284
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 22.9%		**$66,284**
(Cost: $64,964)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper – 7.8%		
BHP Billiton Finance (USA) Limited (GTD by BHP Billiton Limited), 0.220%, 5–21–13 (H)	4,000	3,999
Caterpillar Financial Services Corporation (GTD by Caterpillar Inc.), 0.120%, 5–24–13 (H)	$5,000	$ 4,999
Kellogg Co., 0.190%, 4–1–13 (H)	2,000	2,000
L'Air Liquide S.A., 0.200%, 4–26–13 (H)	5,000	4,999
PACCAR Financial Corp. (GTD by PACCAR Inc.), 0.100%, 4–26–13 (H)	2,100	2,100
Wisconsin Electric Power Co., 0.180%, 4–1–13 (H)	4,430	4,430
		22,527
Master Note – 1.4%		
Toyota Motor Credit Corporation, 0.126%, 6–28–13 (I)	3,992	3,992
Municipal Obligations – Taxable – 1.4%		
Port Arthur Navigation Dist Indl Dev Corp, Exempt Fac Var Rate Rev Bonds (Air Products Proj), Ser 2006 (GTD by Air Products and Chemicals, Inc.), 0.140%, 4–1–13 (I)	4,000	4,000
TOTAL SHORT-TERM SECURITIES – 10.6%		**$ 30,519**
(Cost: $30,519)		
TOTAL INVESTMENT SECURITIES – 100.5%		**$290,770**
(Cost: $286,844)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.5%)		**(1,508)**
NET ASSETS – 100.0%		**$289,262**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Listed on an exchange outside the United States.

(C)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2013, the total value of these securities amounted to $70,376 or 24.3% of net assets.

(D)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2013.

(E)Non-income producing as the issuer has either missed its most recent interest payment or declared bankruptcy.

(F)Principal amounts are denominated in the indicated foreign currency, where applicable (BRL - Brazilian Real, CLP - Chilean Peso, CNY - Chinese Yuan Renminbi, COP - Columbian Peso and RUB - Russian Ruble).

(G)Interest-only security. Amount shown as principal represents notional amount for computation of interest.

(H)Rate shown is the yield to maturity at March 31, 2013.

(I)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2013. Date shown represents the date that the variable rate resets.

Ivy Global Bond Fund *(in thousands)* MARCH 31, 2013

The following forward foreign currency contracts were outstanding at March 31, 2013:

Type	Currency	Counterparty	Principal Amount of Contract (Denominated in Indicated Currency)	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Sell	British Pound	Barclays Capital, Inc.	1,547	9–12–13	$119	$—
Sell	British Pound	Barclays Capital, Inc.	476	9–12–13	—	3
					$119	$ 3

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2013. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$ 15,906	$ —	$ —
Corporate Debt Securities	—	162,712	2,205
Other Government Securities	—	11,573	—
United States Government Agency Obligations	—	1,571	—
United States Government Obligations	—	66,284	—
Short-Term Securities	—	30,519	—
Total	$ 15,906	$272,659	$ 2,205
Forward Foreign Currency Contracts	$ —	$ 119	$ —
Liabilities			
Forward Foreign Currency Contracts	$ —	$ 3	$ —

The following acronyms are used throughout this schedule:

CMO = Collateralized Mortgage Obligation
GTD = Guaranteed
REMIC = Real Estate Mortgage Investment Conduit

Country Diversification	
(as a % of net assets)	
United States	31.2%
Brazil	11.6%
India	4.6%
Russia	4.4%
Argentina	3.6%
Luxembourg	3.3%
Panama	3.0%
Singapore	2.7%
United Kingdom	2.7%
Mexico	2.6%
Indonesia	2.5%
Chile	2.4%
Ireland	1.9%
Columbia	1.8%
Canada	1.5%
China	1.4%
Netherlands	1.4%
Venezuela	1.3%
Hong Kong	1.2%
Norway	1.2%
Australia	0.3%
Other Countries	3.3%
Other+	10.1%

+Includes cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.

Ivy Global Equity Income Fund



John C. Maxwell



Robert Nightingale

Below, John C. Maxwell, CFA, and Robert Nightingale, Ivy Global Equity Income Fund managers, discuss positioning, performance and results for the fiscal year ended March 31, 2013. Mr. Maxwell and Mr. Nightingale have managed the Fund since its inception in June 2012. Mr. Maxwell and Mr. Nightingale have 21 years and 17 years of industry experience, respectively.

Fiscal Year Performance

For the 12 Months Ended March 31, 2013*	
Ivy Global Equity Income Fund (Class A shares at net asset value)	22.15%
Ivy Global Equity Income Fund (Class A shares including sales load)	15.12%
Benchmark(s) and/or Lipper Category*	
MSCI World High Dividend Yield (generally reflects the performance of equities (excluding REITs) with higher-than-average dividend yields that are both sustainable and persistent)	27.24%
Lipper Global Equity Income Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	22.99%

**Performance data provided is from June 4, 2012 (the Fund's inception date) to March 31, 2013.*

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.

Macro/Political Events Drove the Markets

Two steps forward and one step back. This has been the pattern of the global economy and policies since the 2008 economic downturn/financial crisis, and the pattern continued through this year. We believed as the year progressed that the global economy was on better footing and fears about the banking crisis slowly eased. Through much uncertainty via a political debate surrounding the deficit and taxes, the U.S. avoided a large downturn to the economy, and likewise, to business and consumer confidence. Fears of a hard landing in China faded during the year, but questions remain about the level of sustainable growth. In Japan, new leadership began implementing change in an effort to get the country out of its long-term economic slump. European leadership is lacking and is wasting valuable time to restructure their economies. The European Central Bank's position of backing euro countries and banks was key in stabilizing the markets and is the glue keeping European Union markets from falling apart. This potential backstop and monetary easing by central banks in the U.S., the UK and Japan has greatly helped equity markets.

The U.S. economy appears to be steadying, led by housing and manufacturing. The tax element of the fiscal cliff was settled in December, which lowered potential tax hikes. This spring, the spending side of the fiscal cliff was partially settled in the form of no government shutdown; however, the fiscal austerity (sequestration) aspect will develop in the second quarter of 2013. We think its drag on gross domestic product may be somewhat offset by eliminating market uncertainty accompanied by the federal cuts being spread out over several years.

Geographic weightings and cash were the main drivers of performance

The Fund underperformed the MSCI World High Dividend Yield Index since its inception; however, performance on an absolute basis was strong. During the period ending March 31, 2013, we positioned the Fund to seek to attain a high dividend yield versus the benchmark. As a result, we had an overweight position in poorer-performing, more stable, large-cap high-dividend names versus lower-yielding growth names, which negatively affected relative performance.

In general, dividend-paying stocks became more attractive to investors looking for alternatives to lower-paying bonds and money markets as the year progressed. Starting in the spring, foreign investors began buying U.S. securities, which helped drive their relative outperformance. In our view, U.S. high-dividend stocks remained relatively more expensive to comparable international names. As such, we ended the period with the U.S. market as our largest underweight position. Through the majority of the fiscal year, this strategy proved beneficial, but performance was hindered during the first quarter of 2013 as economies in Europe and China slowed and the U.S. outperformed its foreign peers. Our largest country overweight was the UK, where we invested in a number of quality multinational dividend names. Again, this strategy proved beneficial until the first quarter of 2013 when the British pound weakened and UK stocks underperformed. In Switzerland, we were hurt by underweighting a strong-performing country in a search for similar higher-yielding names in other markets.

During the year, we became more confident of the change materializing in Japan, and we added to positions we thought would benefit from either a weaker yen or reflation. We ended the fiscal year overweight Japan, with the majority of currency exposure hedged. In mainland Europe, we remained approximately market weight, while overweight Asia Pacific and the Middle East regions. The Fund's direct exposure to emerging markets was about 3% at year-end. However, many of our securities have both direct and indirect ties to faster-growing emerging markets.

Portfolio strategy — hits and misses

Stock selection helped performance during the year. Asset allocation, where sector allocations and a higher cash level due to macroeconomic political risk, hindered returns in a rising market. Cash was maintained in the U.S. dollar. Later in the year, we hedged most of our Japanese exposure as the yen fell relative to the dollar, which aided performance.

As stated above, sector allocation contributed to underperformance as our underweight position relative to the benchmark in health care was a primary detractor. We remained underweight health care during the year due to fears of further cuts in European drug prices and the potential for a U.S. debt deal that would have hurt drug prices. These concerns did not materialize. Additionally, a slight overweight position in the relatively poor performing energy sector detracted from performance.

We were right to stay underweight consumer staples, as we felt relative valuations were getting expensive for these high-quality global companies. Within consumer discretionary, our analysis suggested lower valuation, higher-dividend yield and the potential for a cyclical recovery within the automotive industry, which led to good stock picking. Staying underweight the relatively underperforming utilities sector and strong stock selection in the names we did own contributed positively to performance. Generally speaking, we steered clear of European names that had high dividends but poor fundamentals.

During the year, the Fund had a tilt towards cyclicals, which we enlarged by increasing weights in consumer discretionary and financials. This was offset, somewhat, by lowering our cyclical exposure in industrials. Within the financial sector, we believe overall stability accompanied by the completed fiscal cliff deal at year-end 2012 positioned the sector well. We capitalized on this theme by investing in well-capitalized national/global leading banks and P&C Insurance, which was the main contributor to outperformance for the sector.

Outlook

We think global growth will be in the 2.5 to 2.75% range. We believe Europe is likely to be in recession, with the UK challenged to post growth. We estimate 2 to 3% growth in the U.S., despite higher taxes and spending cuts, which would make it one of the better performers in the developed marketplace. We think the preference of many central banks to have repeated quantitative easing demonstrates the current underlying structural weaknesses in developed market economies. Additionally, we feel there is real change in Japan, although the market is now in a “show-me” period to deliver on reforms and loose monetary policy.

Overall, we feel the global macroeconomic situation is better this year when compared to the previous year. Corporations, on average, maintained solid balance sheets. This should allow them to increase investment as well as return capital to shareholders. That said, this does not mean we are “out of the woods.” Over-indebted nations, whether due to government or consumer activities, will likely act as an economic drag until imbalances are corrected. Central banks around the world are trying to buy time for governments and consumers and giving both business and financial investors incentives to take risk. We believe low rates and corporations flush with cash could continue to present opportunities for investors in higher-yielding dividend stocks.

Our Focus Ahead

As we look at valuations around the world, we begin the new fiscal year with a continued slight overweight position in cyclical dividend names rather than stable or growth-dividend positions. We have intentions to reduce this position to a neutral allocation, primarily due to macroeconomic slowdown concerns and through bottom-up research, where we are finding investments that are more suitable in stable sectors such as health care. We are enticed by the health care sector, as government intervention seems to have peaked for now, and remain constructive on well-positioned financial companies. We remain constructive on changes in Japan; however, we feel issues stemming from Europe and China need to be closely monitored as developments in the regions can have lasting impacts throughout the global marketplace.

In our view, emerging markets generally will drive global economic growth as rate cuts and fiscal stimulus programs take hold in key countries, including China, Brazil and India (later in the year.) We believe commodity inflation will remain in check, but prices are at a high enough level to drive investments, for instance in oil and grain. For the emerging markets, we believe this will help consumers and government budgets, but also will encourage domestic and foreign investment to expand production. We believe the U.S. economy needs to maintain at least 2% growth, otherwise emerging-market economies will suffer.

We remain focused on solid dividend yields and continue to look for stocks that we consider high quality, which means they offer sustainable growth and are positioned well in their industries throughout the world.

Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund’s shares will change, and you could lose money on your investment.

International investing involves additional risks including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These risks are magnified in emerging markets. Dividend-paying investments may not experience the same price appreciation as non-dividend-paying instruments. Dividend-paying companies may choose to not pay a dividend or the dividend may be less than expected. These and other risks are more fully described in the Fund’s prospectus. Not all funds or fund classes may be offered by all broker/dealers.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The portfolio managers’ views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted is unmanaged and includes reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Global Equity Income Fund.

Ivy Global Equity Income Fund

ALL DATA IS AS OF MARCH 31, 2013 (UNAUDITED)

Asset Allocation

Stocks	**95.3%**
Financials	24.0%
Health Care	13.9%
Energy	12.3%
Telecommunication Services	9.7%
Consumer Discretionary	9.1%
Consumer Staples	8.3%
Industrials	6.9%
Utilities	5.2%
Materials	3.7%
Information Technology	2.2%
Cash and Cash Equivalents	**4.7%**

Country Weightings

Europe	**45.7%**
United Kingdom	21.9%
France	8.1%
Norway	3.8%
Other Europe	11.9%
North America	**28.1%**
United States	23.3%
Canada	4.8%
Pacific Basin	**16.8%**
Japan	7.3%
Australia	6.3%
Other Pacific Basin	3.2%
Other	**2.5%**
Bahamas/Caribbean	**2.2%**
Cash and Cash Equivalents	**4.7%**

Top 10 Equity Holdings

Company	Country	Sector	Industry
Johnson & Johnson	United States	Health Care	Pharmaceuticals
National Australia Bank Limited	Australia	Financials	Diversified Banks
Pfizer Inc.	United States	Health Care	Pharmaceuticals
Total S.A.	France	Energy	Integrated Oil & Gas
GlaxoSmithKline plc	United Kingdom	Health Care	Pharmaceuticals
JPMorgan Chase & Co.	United States	Financials	Other Diversified Financial Services
American Capital Agency Corp.	United States	Financials	Mortgage REITs
British American Tobacco plc	United Kingdom	Consumer Staples	Tobacco
Merck & Co., Inc.	United States	Health Care	Pharmaceuticals
Telstra Corporation Limited	Australia	Telecommunication Services	Integrated Telecommunication Services

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy Global Equity Income Fund

(UNAUDITED)



$30,000
$20,000
$10,000
$0
Ivy Global Equity Income Fund, Class A Shares(1) $11,513
MSCI World High Dividend Yield(2) $12,571
Lipper Global Equity Income Funds Universe Average(2) $12,102
6-4 2012
6-30 2012
9-30 2012
12-31 2012
3-31 2013

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

(2)Because the Fund commenced operations on a date other than at the end of a month, and partial month calculations of the performances of the indexes (including income) are not available, investment in the indexes was effected as of May 31, 2012.

Average Annual Total Return[3]	Class A	Class B	Class C	Class I	Class R	Class Y
1-year period ended 3-31-13	—	—	—	—	—	—
5-year period ended 3-31-13	—	—	—	—	—	—
10-year period ended 3-31-13	—	—	—	—	—	—
Since inception of Class through 3-31-13	—	—	—	—	—	—
Cumulative return since inception of class through 3-31-13[4]	15.12%	16.41%	20.46%	22.47%	5.05%	22.25%

(3)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class R and Class Y shares are not subject to sales charges.

(4)6-4-12 for Class A, Class B, Class C, Class I and Class Y shares, and 12-19-12 for Class R (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Ivy Global Equity Income Fund (in thousands) MARCH 31, 2013 (UNAUDITED)

COMMON STOCKS	Shares	Value
Australia – 6.3%		
Australia and New Zealand Banking Group Limited	36	$1,066
National Australia Bank Limited	75	2,417
Telstra Corporation Limited (A)	339	1,594
		5,077
Bermuda – 2.2%		
Catlin Group Limited	141	1,112
Validus Holdings, Ltd.	17	647
		1,759
Canada – 4.8%		
Bank of Nova Scotia Berhad (The)	13	766
Canadian Imperial Bank of Commerce	10	799
Crescent Point Energy Corp.	20	742
Shaw Communications Inc., Class B	32	783
TransCanada Corporation	16	769
		3,859
China – 1.8%		
Bosideng International Holdings Limited	1,912	594
China Construction Bank Corporation (A)	1,004	820
		1,414
Denmark – 2.0%		
TDC A/S	135	1,040
TDC A/S (A)(B)	71	544
		1,584
France – 8.1%		
Casino, Guichard-Perrachon	9	919
Christian Dior	3	493
Gaz de France	40	767
Pinault-Printemps-Redoute S.A.	3	565
Rexel S.A. (A)	16	350
Rexel S.A. (A)(B)	21	458
Sanofi-Aventis	10	1,018
Total S.A.	39	1,891
		6,461
Germany – 3.4%		
DaimlerChrysler AG, Registered Shares	25	1,365
Deutsche Boerse AG	12	725
Telefonica Deutschland Holding AG (A)	48	368
Telefónica Deutschland Holding AG (A)(B)	35	268
		2,726
Hong Kong – 0.7%		
Trinity Limited (A)	1,036	530
Israel – 2.5%		
Bezeq – Israel Telecommunication Corp., Ltd. (The)	750	$ 1,040
Israel Chemicals Ltd.	75	966
		2,006
Italy – 1.8%		
Snam Rete Gas S.p.A.	116	528
Terna S.p.A.	222	918
		1,446
Japan – 7.3%		
Aozora Bank, Ltd. (B)	230	647
Canon Inc.	25	913
Chiyoda Corporation	17	190
Fuji Media Holdings, Inc.	—*	831
ITOCHU Corporation	94	1,153
Japan Airlines Corporation	22	1,015
Nissan Motor Co., Ltd.	114	1,099
		5,848
Malaysia – 0.7%		
Malayan Banking Berhad (A)	178	539
Norway – 3.8%		
Aker Solutions ASA	41	757
Orkla ASA	112	897
Seadrill Limited	37	1,380
		3,034
Spain – 1.0%		
Repsol YPF, S.A. (A)	40	805
Switzerland – 3.3%		
Nestle S.A., Registered Shares	16	1,178
Novartis AG, Registered Shares	21	1,486
		2,664
United Kingdom – 21.9%		
Amlin plc	127	816
BP plc	164	1,146
British American Tobacco plc	30	1,602
GlaxoSmithKline plc	73	1,703
HSBC Holdings plc	81	861
Invensys plc, ADR	112	596
Legal & General Group plc	441	1,158
National Grid plc	88	1,027
Petrofac Limited	33	728
Prudential plc	52	838
Rio Tinto plc	17	784
RSA Insurance Group plc	599	1,058
SSE plc	41	915
Standard Chartered plc (A)	62	1,594
Unilever plc	28	1,196
Vodafone Group plc	541	1,533
		17,555
United States – 23.3%		
Altria Group, Inc.	27	$ 916
American Capital Agency Corp.	49	1,617
AT&T Inc.	38	1,387
ConocoPhillips	26	1,572
Dow Chemical Company (The)	28	891
Eaton Corporation (A)	15	914
Eli Lilly and Company	14	778
Johnson & Johnson	32	2,591
JPMorgan Chase & Co.	35	1,654
Merck & Co., Inc. (A)	36	1,595
Microchip Technology Incorporated	24	889
PepsiCo, Inc.	12	911
Pfizer Inc.	67	1,945
Wynn Resorts, Limited	8	1,038
		18,698
TOTAL COMMON STOCKS – 94.9%		**$76,005**
(Cost: $71,256)		

PREFERRED STOCKS	Shares	Value
Luxembourg – 0.4%		
ArcelorMittal, Convertible Preferred	16	344
TOTAL PREFERRED STOCKS – 0.4%		**$ 344**
(Cost: $409)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper – 3.5%		
Prudential Funding LLC (GTD by Prudential Financial Inc.), 0.090%, 4–1–13 (C)	$2,819	2,819
Master Note – 3.2%		
Toyota Motor Credit Corporation, 0.126%, 6–28–13 (D)	2,527	2,527
TOTAL SHORT-TERM SECURITIES – 6.7%		**$ 5,346**
(Cost: $5,346)		
TOTAL INVESTMENT SECURITIES – 102.0%		**$81,695**
(Cost: $77,011)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (2.0%)		**(1,630)**
NET ASSETS – 100.0%		**$80,065**

Ivy Global Equity Income Fund (in thousands) MARCH 31, 2013 (UNAUDITED)

Notes to Schedule of Investments

*Not shown due to rounding.

(A)No dividends were paid during the preceding 12 months.

(B)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2013, the total value of these securities amounted to $1,917 or 2.4% of net assets.

(C)Rate shown is the yield to maturity at March 31, 2013.

(D)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2013. Date shown represents the date the variable rate resets.

The following forward foreign currency contracts were outstanding at March 31, 2013:

Type	Currency	Counterparty	Principal Amount of Contract (Denominated in Indicated Currency)	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Sell	British Pound	State Street Global Markets	2,500	4-22-13	$—	$18
Sell	Japanese Yen	Barclays Capital, Inc.	430,100	4-22-13	—	42
					$—	$60

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2013. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Discretionary	$ 7,298	$ —	$—
Consumer Staples	6,722	—	—
Energy	9,789	—	—
Financials	19,137	—	—
Health Care	11,117	—	—
Industrials	5,572	—	—
Information Technology	1,801	—	—
Materials	2,642	—	—
Telecommunication Services	7,773	—	—
Utilities	4,154	—	—
Total Common Stocks	$76,005	$ —	$—
Preferred Stocks	—	344	—
Short-Term Securities	—	5,346	—
Total	$76,005	$5,690	$—
Liabilities			
Forward Foreign Currency Contracts	$ —	$ 60	$—

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed

Market Sector Diversification	
(as a % of net assets)	
Financials	24.0%
Health Care	13.9%
Energy	12.3%
Telecommunication Services	9.7%
Consumer Discretionary	9.1%
Consumer Staples	8.3%
Industrials	6.9%
Utilities	5.2%
Materials	3.7%
Information Technology	2.2%
Other+	4.7%

+Includes cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.


John C. Maxwell


Jeffery Surles

Below, John C. Maxwell, CFA and W. Jeffery Surles, CFA, Ivy Global Income Allocation Fund managers, discuss positioning, performance and results for the fiscal year ended March 31, 2013. Mr. Maxwell has managed the Fund since April 2009 and has 21 years of industry experience. Mr. Surles has managed the Fund since June 2012 and has 11 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended March 31, 2013	
Ivy Global Income Allocation Fund (Class A shares at net asset value)	6.84%
Ivy Global Income Allocation Fund (Class A shares including sales load)	0.70%
Benchmark(s) and/or Lipper Category	
60% MSCI World High Dividend Yield / 40% Barclays Multiverse (generally reflects the performance of equities with higher-than-average dividend yields that are both sustainable and persistent and fixed-income securities that represent the global bond market)	10.09%
MSCI World High Dividend Yield Index (generally reflects the performance of equities with higher-than-average dividend yields that are both sustainable and persistent)	15.82%
Barclays Multiverse Index (generally reflects the performance of fixed-income securities that represent the global bond market)	1.68%
MSCI AC World ex U.S.A. Index (generally reflects the performance of securities representing international stock markets)	8.36%
J.P. Morgan Non-U.S. Government Bond Index (generally reflects the performance of securities representing the international government bond market)	–2.68%
Lipper Mixed-Asset Target Allocation Growth (generally reflects the performance of the universe of funds with similar investment objectives)	9.92%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value. Effective June 4, 2012, Ivy International Balanced Fund changed its name to Ivy Global Income Allocation Fund. As a result, the Fund's benchmark was changed to a blended index composed of 60% MSCI World High Dividend Yield Index and 40% Barclays Multiverse Index. We believe this index is more representative of the types of equity and fixed-income securities in which the Fund invests. For comparison purposes, the prior benchmarks — MSCI AC World ex U.S.A. Index and J.P. Morgan Non-U.S. Government Bond Index — are included in this report.

New name — new approach

The Ivy Global Income Allocation Fund underwent a change in name and strategy on June 4, 2012. Formerly the Ivy International Balanced Fund, the mandate was updated to allow for a global investable universe, with the Fund's investment objective placing more emphasis on income-generating securities. Since the change, the U.S. has become an important aspect of the Fund's allocation, and the strategy is more focused on higher-income-paying securities. Co-Portfolio Manager Jeff Surles, CFA, was added to the investment team and brings experience in the global fixed-income markets. Combined with the equity expertise of Co-Portfolio Manager John Maxwell, CFA, the team seeks attractive income opportunities by tactically allocating among asset classes across the world.

Mixed performance in a volatile year

The Fund posted positive returns for the fiscal year ending March 31, 2013, though it trailed its new blended benchmark (60% MSCI World High Dividend Yield / 40% Barclays Multiverse). We believe the Fund's asset allocation has been correct with an overweight in equities, which has been maintained throughout the year. At the peak in June and July, almost 75% of the Fund was in stocks — close to our maximum allowable equity percentage limitation. At that time, equities were severely depressed by eurozone fears, resulting in very attractive equity valuations and dividend yield. As equities rallied aggressively during the summer, led by the European Central Bank's Outright Monetary Transactions program, we marginally reduced our equity exposure in September and spent the remainder of the year allocated from 65 to 68% equities. While equities looked relatively more attractive compared to fixed income from a returns perspective, in our opinion, valuations were no longer significantly depressed.

Though our asset allocation proved correct, the equity portfolio underperformed the MSCI Word High Dividend Yield Index. With the change in mandate taking place on June 4, 2012, the Fund's lack of U.S. exposure early in the fiscal year significantly detracted from aggregate performance. Another substantial detractor to performance was a structural underweight of U.S. equities due to the lower yields available in the market compared to foreign equities. To generate the levels of income desired, individual security selection in the U.S. proved difficult. Oftentimes, we found ourselves analyzing very similar domestic and international companies with comparable fundamentals, and the foreign equities consistently yielded more than their U.S. counterparts. This conclusion resulted in our underweight of domestic equities. Since December, U.S. markets drastically outperformed foreign markets, contributing to most of the underperformance relative to the equity benchmark. The other main detractor to performance was weak sector allocation. As we maintained a relatively positive viewpoint on equities, we overweighed traditionally higher beta, slightly more cyclical sectors. However, the market rally was led by traditionally more defensive staple-oriented sectors, causing the portfolio to underperform. Conversely, equity performance benefited from relatively strong stock selection. While stock selection helped mitigate the underperformance, it could not fully make up for the weak country and sector allocations.

The fixed-income portfolio outperformed the Barclays Multiverse Index. Outperformance was primarily driven by both a substantial overweight in credit and good currency selection. The portfolio spent most of the year 20 to 30% overweight credit relative to the benchmark, and benefited as spreads continued to compress. On the currency side, the portfolio benefited on several fronts — most notable was underweight positions in both the euro and the Japanese yen. Additionally, an overweight to emerging-market currencies through the first half of the year contributed to performance — this exposure was reduced from November through January. The Fund implemented minor currency hedging positions over the fiscal year, which did not meaningfully impact performance.

Defense is the best offense

Currently, the Fund remains overweight equities, accounting for approximately 66% of the portfolio. The lagging financial crisis in Europe, accompanied by tempered foreign economic growth outlooks, caused us to shift the portfolio to a more defensive stance. To accomplish this feat, we reduced the beta of the equity portfolio rather than an outright rotation into higher-quality fixed-income instruments. In our opinion, a rotation to higher-quality fixed income would lower the yield of the overall portfolio, as high-quality fixed-income instruments yield less than lower beta high-quality equities in the income universe.

Furthermore, we reduced the underweight position in the U.S. market. While the U.S. market is lower yielding than many international markets, we believe the relatively defensive tilt of the U.S. market benefits from safe haven flows. In our view, these flows are likely to increase after seeing how Europe handled the Cypriot situation.

We established an overweight position in Japan, as we believe Bank of Japan (BOJ) policies will likely continue to inflate asset prices. Within Japan, we seek sectors that we believe will benefit from the weak yen and are able to provide protection from inflation — mainly exporters and real estate companies. The increases have come at the expense of Western Europe and the UK. In the UK, economic data continues to disappoint, despite aggressive measures implemented by the Bank of England. Despite these economic and political hardships, we believe equity markets outside the U.S. still look very attractive, and we are finding ample opportunities abroad in equities with high quality balance sheets, strong cash flow and dividend yields in excess of 4%.

The fixed-income portfolio has seen a substantial shift in currency exposure. For the first time in the current management's tenure, the portfolio is significantly overweight the U.S. dollar relative to the benchmark. We are concerned that despite aggressive quantitative easing by Fed policies, other parts of the world will start initiating flows towards the U.S. dollar. The BOJ is actively trying to lower the yen, and the handling of Cyprus was less than ideal, which could cause the velocity of money in Europe to decrease further.

While longer-term we are still structurally positive on most emerging-market currencies, in the shorter-term, we worry U.S. dollar strength and shrinking emerging-market current account surpluses will ease appreciation pressures on emerging-market currencies. This causes emerging-market central banks to intervene less in their own currency markets and slows reserve growth and base money creation in emerging-market countries, which act as de-facto monetary tightening. Despite these short-term concerns, there are emerging-market currencies we seek exposure to that have embedded positive structural stories. A perfect example, the Mexican peso benefits from stronger relative growth in the U.S. and structural reforms mainly related to the oil and gas sector. While our currency positioning has changed, the rest of the fixed-income portfolio remains relatively unchanged. We are still structurally positive on credit and remain significantly overweight. In our view, a near zero interest-rate environment combined with aggressive quantitative easing provides the best structural backdrop for credit.

Navigating an uncertain market

We view the current global environment as one driven by central bank policy. Central banks in most countries are pursuing policies deemed unthinkable even five years ago. Monetary policy has repressed cash, making it extremely difficult to own. We are acutely aware of the difficulties in holding cash in an income fund. With cash yields close to zero, and cash being created in record quantities by developed-market central banks, we feel strongly that investors need to protect themselves by owning assets that central banks cannot create more of, which is why we remain fully invested and overweight equities, despite having a challenging view on global growth. Recently, BOJ initiated a monetary stimulus effort, in addition to base money targeting. We are watching these developments in Japan closely to gauge the effectiveness of their actions. The results potentially have implications for other developed countries struggling with large outstanding debt stock and struggling growth prospects. While there may be negative consequences associated with monetary policy stimulus, the initiative provides a positive backdrop for risk assets, whether in the equity, fixed-income or real estate markets. Longer-term aggressive central bank policy may prove very dangerous and hard to exit, but we would not underestimate how long central banks running a fiat monetary policy can continue to add stimulus and inflate asset prices.

Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

International investing involves additional risks including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These risks are magnified in emerging markets. Fixed-income securities are subject to interest-rate risk and, as such, the net asset value of the Fund may fall as interest rates rise. Investing in high-income securities may carry a greater risk of nonpayment of interest or principal than higher-rated bonds. Dividend-paying investments may not experience the same price appreciation as non-dividend-paying instruments. Dividend-paying companies may choose to not pay a dividend or the dividend may be less than expected. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Global Income Allocation Fund.

Ivy Global Income Allocation Fund

ALL DATA IS AS OF MARCH 31, 2013 (UNAUDITED)

Asset Allocation

Stocks	**65.4%**
Financials	16.4%
Health Care	8.6%
Telecommunication Services	8.1%
Energy	7.7%
Consumer Discretionary	6.1%
Consumer Staples	5.3%
Industrials	4.4%
Utilities	3.9%
Materials	2.6%
Information Technology	2.3%
Bonds	**31.1%**
Corporate Debt Securities	18.7%
Other Government Securities	10.8%
United States Government and Government Agency Obligations	1.3%
Senior Loans	0.3%
Cash and Cash Equivalents	**3.5%**

Country Weightings

Europe	**39.1%**
United Kingdom	14.6%
Germany	5.2%
France	5.1%
Other Europe	14.2%
North America	**26.9%**
United States	17.9%
Canada	5.4%
Mexico	3.6%
Pacific Basin	**20.1%**
Australia	6.8%
Japan	4.8%
Other Pacific Basin	8.5%
South America	**6.4%**
Bahamas/Caribbean	**2.1%**
Other	**1.9%**
Cash and Cash Equivalents	**3.5%**

Lipper Rankings

Category: Lipper Mixed-Asset Target Allocation Growth Funds	Rank	Percentile
1 Year	512/553	93
3 Year	468/518	91
5 Year	434/474	92
10 Year	7/272	3

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Country	Sector	Industry
Johnson & Johnson	United States	Health Care	Pharmaceuticals
Telstra Corporation Limited	Australia	Telecommunication Services	Integrated Telecommunication Services
National Australia Bank Limited	Australia	Financials	Diversified Banks
American Capital Agency Corp.	United States	Financials	Mortgage REITs
GlaxoSmithKline plc	United Kingdom	Health Care	Pharmaceuticals
Pfizer Inc.	United States	Health Care	Pharmaceuticals
AT&T Inc.	United States	Telecommunication Services	Integrated Telecommunication Services
Seadrill Limited	Norway	Energy	Oil & Gas Drilling
TDC A/S	Denmark	Telecommunication Services	Integrated Telecommunication Services
Total S.A.	France	Energy	Integrated Oil & Gas

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.



COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT

Ivy Global Income Allocation Fund

(UNAUDITED)

Ivy Global Income Allocation, Class A Shares[(1)]	$18,761
Barclays Multiverse Index	$16,424
MSCI AC World ex U.S.A. Index	$21,729
J.P. Morgan Non-U.S. Government Bond Index	$16,329
Lipper Mixed-Asset Target Allocation Growth Funds Universe Average	$17,826

$40,000
$30,000
$20,000
$10,000
$0

9-30 2003, 3-31 2004, 3-31 2005, 3-31 2006, 3-31 2007, 3-31 2008, 3-31 2009, 3-31 2010, 3-31 2011, 3-31 2012, 3-31 2013

Ivy Global Income Allocation, Class A Shares[(1)]	$12,357
60% MSCI World High Dividend Yield / 40% Barclays Multiverse	$13,933
MSCI World High Dividend Yield Index	$12,689

$20,000
$15,000
$10,000
$5,000
$0

5-31 2006, 3-31 2007, 3-31 2008, 3-31 2009, 3-31 2010, 3-31 2011, 3-31 2012, 3-31 2013

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

Effective June 4, 2012, Ivy International Balanced Fund changed its name to Ivy Global Income Allocation Fund. As a result, the Fund's benchmark was changed to a blended index composed of 60% MSCI World High Dividend Yield Index and 40% Barclays Multiverse Index. We believe this index is more representative of the types of equity and fixed-income securities in which the Fund invests. For comparison purposes, the prior benchmarks — MSCI AC World ex U.S.A. Index and J.P. Morgan Non-U.S. Government Bond Index — are included in this report.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Ivy Global Income Allocation Fund

(UNAUDITED)

Average Annual Total Return[2]	Class A	Class B	Class C	Class E	Class I	Class R	Class Y
1-year period ended 3-31-13	0.70%	1.90%	6.13%	0.79%	7.33%	—	7.08%
5-year period ended 3-31-13	0.96%	1.00%	1.49%	1.04%	2.65%	—	2.35%
10-year period ended 3-31-13	9.04%	—	—	—	—	—	—
Since inception of Class through 3-31-13[3]	—	5.61%	5.90%	1.18%	2.70%	—	6.82%
Cumulative return since inception of Class through 3-31-13[4]	—	—	—	—	—	3.30%	—

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class R and Class Y shares are not subject to sales charges.

(3)12-8-03 for Class B, Class C and Class Y shares and 4-2-07 for Class E and Class I shares (the date on which shares were first acquired by shareholders).

(4)12-19-12 for Class R shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

The Advantus International Balanced Fund merged into the Ivy Global Income Allocation Fund on December 8, 2003, which was known as the Ivy International Balanced Fund until June 2012. The performance shown for periods prior to this date is that of the Advantus International Balanced Fund Class A shares, restated to reflect current sales charges applicable to Ivy Fund Class A shares. Performance has not been restated to reflect the fees and expenses applicable to the Ivy Fund. If these expenses were reflected, performance shown would differ.

Ivy Global Income Allocation Fund *(in thousands)* MARCH 31, 2013

COMMON STOCKS	Shares	Value
Australia – 5.1%		
Australia and New Zealand Banking Group Limited	122	$ 3,621
National Australia Bank Limited	244	7,828
Telstra Corporation Limited (A)	1,667	7,828
		19,277
Bermuda – 1.5%		
Catlin Group Limited	459	3,632
Validus Holdings, Ltd.	58	2,164
		5,796
Canada – 3.4%		
Bank of Nova Scotia Berhad (The)	47	2,745
Canadian Imperial Bank of Commerce	31	2,455
Crescent Point Energy Corp.	54	2,035
Shaw Communications Inc., Class B	105	2,598
TransCanada Corporation	64	3,075
		12,908
China – 1.2%		
Bosideng International Holdings Limited	6,484	2,013
China Construction Bank Corporation (A)	3,180	2,597
		4,610
Denmark – 1.7%		
TDC A/S	606	4,657
TDC A/S (A)(B)	229	1,761
		6,418
France – 5.1%		
Casino, Guichard-Perrachon	24	2,536
Christian Dior	10	1,602
Gaz de France	143	2,745
Pinault-Printemps-Redoute S.A.	9	1,916
Rexel S.A. (A)	31	686
Rexel S.A. (A)(B)	79	1,724
Sanofi-Aventis	37	3,805
Total S.A.	92	4,410
		19,424
Germany – 2.2%		
DaimlerChrysler AG, Registered Shares	60	3,251
Deutsche Boerse AG	40	2,418
Telefonica Deutschland Holding AG (A)	164	1,259
Telefónica Deutschland Holding AG (A)(B)	165	1,263
		8,191
Hong Kong – 0.4%		
Trinity Limited (A)	2,938	1,503

COMMON STOCKS (Continued)	Shares	Value
India – 0.6%		
Hexaware Technologies Limited	1,561	$ 2,428
Israel – 1.9%		
Bezeq – Israel Telecommunication Corp., Ltd. (The)	2,904	4,024
Israel Chemicals Ltd.	239	3,082
		7,106
Italy – 1.5%		
Snam Rete Gas S.p.A.	518	2,361
Terna S.p.A.	837	3,464
		5,825
Japan – 4.8%		
Aozora Bank, Ltd. (B)	970	2,731
Canon Inc.	70	2,562
Chiyoda Corporation	47	524
Fuji Media Holdings, Inc.	2	3,169
ITOCHU Corporation	310	3,786
Japan Airlines Corporation	56	2,609
Nissan Motor Co., Ltd.	272	2,616
		17,997
Malaysia – 0.5%		
Malayan Banking Berhad (A)	629	1,908
Norway – 2.5%		
Aker Solutions ASA	136	2,527
Orkla ASA	277	2,215
Seadrill Limited	127	4,722
		9,464
Spain – 0.6%		
Repsol YPF, S.A. (A)	115	2,345
Switzerland – 1.9%		
Nestle S.A., Registered Shares	50	3,610
Novartis AG, Registered Shares	51	3,596
		7,206
United Kingdom – 14.3%		
Amlin plc	404	2,601
BP plc	546	3,815
British American Tobacco plc	70	3,765
GlaxoSmithKline plc	276	6,444
HSBC Holdings plc	275	2,936
Invensys plc, ADR	449	2,392
Legal & General Group plc	1,473	3,865
National Grid plc	309	3,590
Petrofac Limited	117	2,552
Prudential plc	168	2,717
Rio Tinto plc	41	1,921
RSA Insurance Group plc	1,827	3,230
SSE plc	117	2,643
Standard Chartered plc (A)	120	3,103
Unilever plc	95	4,026
Vodafone Group plc	1,413	4,006
		53,606

COMMON STOCKS (Continued)	Shares	Value
United States – 15.3%		
Altria Group, Inc.	99	$ 3,406
American Capital Agency Corp.	203	6,660
AT&T Inc.	145	5,308
ConocoPhillips	62	3,754
Dow Chemical Company (The)	82	2,611
Eaton Corporation (A)	43	2,649
Eli Lilly and Company	46	2,591
Johnson & Johnson	107	8,707
JPMorgan Chase & Co.	77	3,667
Merck & Co., Inc. (A)	39	1,717
Microchip Technology Incorporated	102	3,755
PepsiCo, Inc.	33	2,644
Pfizer Inc.	196	5,660
Wynn Resorts, Limited	35	4,359
		57,488
TOTAL COMMON STOCKS – 64.5%		**$243,500**
(Cost: $221,654)		

PREFERRED STOCKS	Shares	Value
Luxembourg – 0.6%		
ArcelorMittal, Convertible Preferred	104	2,176
United States – 0.3%		
Allstate Corporation (The)	40	1,047
TOTAL PREFERRED STOCKS – 0.9%		**$ 3,223**
(Cost: $3,591)		

CORPORATE DEBT SECURITIES	Principal	Value
Argentina – 0.8%		
Aeropuertos Argentina 2000 S.A., 10.750%, 12–1–20 (B)	$ 455	421
Arcos Dorados Holdings, Inc., 10.250%, 7–13–16 (B)(C)	BRL5,000	2,560
		2,981
Australia – 0.5%		
FMG Resources Pty Ltd., 6.875%, 4–1–22 (B)	$ 1,750	1,833
Brazil – 3.3%		
AmBev International Finance Co. Ltd., 9.500%, 7–24–17 (C)	BRL7,500	4,132
Cosan Overseas Ltd, 8.250%, 11–29–49	$ 500	545
Fibria Overseas Finance Ltd., 6.750%, 3–3–21 (B)	500	552

Ivy Global Income Allocation Fund *(in thousands)* MARCH 31, 2013

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Brazil (Continued)		
Globo Comunicacoe e Participacoes S.A., 6.250%, 12–20–49 . . $	2,000	$ 2,126
GOL Finance, 9.250%, 7–20–20 . .	500	485
Odebrecht Drilling Norbe VII/IX Ltd., 6.350%, 6–30–21 (B)	950	1,045
QGOG Constellation S.A., 6.250%, 11–9–19 (B)	1,000	1,055
Suzano Trading Ltd, 5.875%, 1–23–21 (B)	500	518
U.S.J. Acucar E Alcool S.A., 9.875%, 11–9–19 (B)	1,000	1,135
Virgolino de Oliveira Finance Limited, 10.500%, 1–28–18 (B)	500	530
		12,123
Canada – 0.3%		
Bombardier Inc., 5.750%, 3–15–22 (B)	1,000	1,026
Cayman Islands – 0.6%		
Braskem Finance Limited (GTD by Braskem S.A.), 7.000%, 5–7–20 (B)	500	564
Hutchinson Whampoa Limited, 6.000%, 5–29–49 (B)	1,000	1,067
Odebrecht Finance Ltd., 7.500%, 9–29–49 . .	500	533
		2,164
Chile – 1.4%		
Automotores Gildemeister S.A.:		
8.250%, 5–24–21 . .	500	556
6.750%, 1–15–23 (B)	250	263
Banco Santander Chile, S.A., 6.500%, 9–22–20 (C)	CLP1,682,000	3,514
Cencosud S.A., 4.875%, 1–20–23 (B)	500	507
GeoPark Latin America Ltd., Agencia en Chile, 7.500%, 2–11–20 (B)	500	520
		5,360
Columbia – 0.9%		
Empresas Publicas de Medellin E.S.P., 8.375%, 2–1–21 (C)	COP3,888,000	$2,481
Pacific Rubiales Energy Corp., 5.125%, 3–28–23 (B) $	1,000	1,009
		3,490
Germany – 0.8%		
Rearden G Holdings EINS GmbH, 7.875%, 3–30–20 (B)	200	220
Schaeffler Finance B.V., 8.750%, 2–15–19 (B)(C) EUR	2,000	2,884
		3,104
Hong Kong – 1.1%		
China Resources Power Holdings Company Limited, 7.250%, 5–9–49 . . . . $	2,000	2,081
Noble Group Limited:		
6.750%, 1–29–20 (B)	1,250	1,400
8.500%, 11–29–49 . .	500	503
		3,984
India – 0.2%		
Bhira Investments Limited, 8.500%, 4–27–71 . . .	895	909
Indonesia – 1.2%		
Indo Energy Finance B.V., 7.000%, 5–7–18 (B)	1,000	1,078
PT Adaro Indonesia, 7.625%,10–22–19 (B)	1,500	1,624
Theta Capital Ptd. Ltd., 7.000%, 5–16–19 . . .	1,550	1,674
		4,376
Ireland – 0.2%		
Novatek Finance Limited, 7.750%, 2–21–17 (B)(C)RUB	25,000	$ 803
Luxembourg – 1.3%		
Aguila 3 S.A., 7.875%, 1–31–18 (B) $	1,500	1,608
BC Luxco 1 S.A., 7.375%, 1–29–20 (B)	500	518
Evraz Group S.A., 7.400%, 4–24–17 . . .	1,000	1,063
VTB Capital S.A., 6.551%, 10–13–20	1,000	1,097
Wind Acquisition Finance S.A., 11.750%, 7–15–17 (B)	750	795
		5,081
Mexico – 1.7%		
Alpek, S.A.B. de C.V., 4.500%, 11–20–22 (B) $	1,000	$1,038
America Movil, S.A.B. de C.V., 6.450%, 12–5–22 (C) . . MXN	22,000	1,873
BBVA Bancomer S.A., 6.750%, 9–30–22 (B) . . $	1,750	1,998
Financiera Independencia, S.A.B. de C.V., Sociedad Financiera de Objeto Multiple, Entidad No Regulada, 10.000%, 3–30–15 . . .	632	648
URBI, Desarrollos Urbanos, S.A.B. de C.V., 9.750%, 2–3–22 (B) . .	1,200	744
		6,301
Netherlands – 2.1%		
Aerospace Satellite Corporation Holding B.V., 12.750%, 11–16–15 . .	1,500	1,652
Listrindo Capital B.V., 6.950%, 2–21–19 (B) . .	750	824
Marfrig Holdings (Europe) BV, 8.375%, 5–9–18 (B) . .	2,000	1,805
OSX 3 Leasing B.V., 9.250%, 3–20–15	2,000	1,985
VimpleCom Holdings B.V., 9.000%,2–13–18 (B)(C) RUB	50,000	1,666
		7,932
Norway – 0.4%		
Corporacion Pesquera Inca S.A.C., 9.000%, 2–10–17 (B) . . $	1,650	$1,676
Russia – 0.2%		
SCF Capital Limited, 5.375%, 10–27–17 . . .	750	775
Singapore – 0.2%		
Olam International Limited, 6.000%, 8–10–18 (C) . . . SGD	250	189
TBG Global Pte. Ltd., 4.625%, 4–3–18 (B) . . $	500	501
		690
Turkey – 0.6%		
Arcelik A.S., 5.000%, 4–3–23 (B) . .	250	250
Turkiye Garanti Bankasi A.S., 6.250%, 4–20–21 (B) . .	500	563
Türkiye Is Bankasi A.S., 6.000%, 10–24–22 (B) . .	1,500	1,563
		2,376

Ivy Global Income Allocation Fund (in thousands) MARCH 31, 2013

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
United Kingdom – 0.2%		
Vedanta Resources Jersey Limited, Convertible, 5.500%, 7–13–16 . . . $	800	$ 813
United States – 0.7%		
Air Lease Corporation, 5.625%, 4–1–17	1,000	1,083
JBS USA LLC and JBS USA Finance, Inc., 8.250%, 2–1–20 (B) . .	1,500	1,638
		2,721
TOTAL CORPORATE DEBT SECURITIES – 18.7%		**$70,518**
(Cost: $68,549)		

OTHER GOVERNMENT SECURITIES	Principal	Value
Australia – 1.2%		
New South Wales Treasury Corporation, 5.500%, 3–1–17 (C) . . AUD	4,000	4,492
Canada – 1.7%		
City of Toronto, 3.500%, 12–6–21 (C) . . CAD	2,000	2,057
Province of Ontario, 4.400%, 6–2–19 (C) . . CAD	2,000	$ 2,225
Regional Municipality of York, 4.000%, 6–30–21 (C) . .	2,000	2,140
		6,422
Germany – 2.2%		
KfW, Frankfurt/Main, Federal Republic of Germany:		
3.250%, 5–5–14 (C) . . SEK	22,000	3,443
2.875%, 10–12–16 (C) NOK	26,000	4,568
		8,011
India – 0.1%		
ICICI Bank Limited, 5.750%, 11–16–20 (B) $	500	551
Ireland – 0.4%		
Russian Railways via RZD Capital Ltd, 8.300%, 4–2–19 (C) . . RUB	50,000	1,656
Malaysia – 2.1%		
Malaysian Government Bonds:		
3.461%, 7–31–13 (C) MYR	20,935	6,771
3.314%, 10–31–17 (C)	3,000	974
		7,745
Mexico – 1.9%		
Mexican Fixed Rate Bonds, 8.000%, 12–17–15 (C) MXN	15,000	$ 1,326
United Mexican States Government Bonds, 8.000%, 12–19–13 (C) $	69,000	5,738
		7,064
Poland – 0.8%		
Poland Government Bonds, 6.250%, 10–24–15 (C) PLN	9,550	3,148
South Korea – 0.3%		
South Korea Treasury Bonds, 5.000%, 9–10–14 (C) KRW	1,100,000	1,023
United Kingdom – 0.1%		
United Kingdom Treasury Bonds, 4.000%, 3–7–22 (C) GBP	300	$ 546
TOTAL OTHER GOVERNMENT SECURITIES – 10.8%		**$40,658**
(Cost: $40,230)		
SENIOR LOANS		
United States – 0.3%		
Misys plc and Magic Newco, LLC, 12.000%, 6–12–19 (D) $	1,000	1,123
TOTAL SENIOR LOANS – 0.3%		**$ 1,123**
(Cost: $1,091)		
UNITED STATES GOVERNMENT OBLIGATIONS		
United States – 1.3%		
United States Treasury Bonds:		
3.000%, 5–15–42	2,900	2,846
2.750%, 11–15–42	500	464
United States Treasury Notes, 1.750%, 5–15–22	1,700	1,706
		5,016
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 1.3%		**$ 5,016**
(Cost: $5,280)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper – 1.5%		
Colgate–Palmolive Company, 0.090%, 4–5–13 (E) . . .	$3,000	$ 3,000
CVS Caremark Corporation, 0.230%, 4–1–13 (E) . . .	2,671	2,671
		5,671
Master Note – 1.6%		
Toyota Motor Credit Corporation, 0.126%, 6–28–13 (F) . . .	6,054	6,054
TOTAL SHORT-TERM SECURITIES – 3.1%		**$ 11,725**
(Cost: $11,725)		
TOTAL INVESTMENT SECURITIES – 99.6%		**$375,763**
(Cost: $352,120)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.4%		**1,679**
NET ASSETS – 100.0%		**$377,442**

Ivy Global Income Allocation Fund (in thousands) MARCH 31, 2013

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2013, the total value of these securities amounted to $47,831 or 12.7% of net assets.

(C)Principal amounts are denominated in the indicated foreign currency, where applicable (AUD - Australian Dollar, BRL - Brazilian Real, CAD - Canadian Dollar, CLP - Chilean Peso, COP - Columbian Peso, EUR - Euro, GBP - British Pound, KRW - South Korean Won, MXN - Mexican Peso, MYR - Malaysian Ringgit, NOK - Norwegian Krone, PLN - Polish Zloty, RUB - Russian Ruble, SEK - Swedish Krona and SGD - Singapore Dollar).

(D)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2013.

(E)Rate shown is the yield to maturity at March 31, 2013.

(F)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2013. Date shown represents the date the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2013. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Discretionary	$ 23,026	$ —	$ —
Consumer Staples	19,986	—	—
Energy	29,234	—	—
Financials	60,880	—	—
Health Care	32,520	—	—
Industrials	16,586	—	—
Information Technology	8,745	—	—
Materials	7,614	—	—
Telecommunication Services	30,105	—	—
Utilities	14,804	—	—
Total Common Stocks	$243,500	$ —	$ —
Preferred Stocks	1,047	2,176	—
Corporate Debt Securities	—	70,518	—
Other Government Securities	—	40,658	—
Senior Loans	—	1,123	—
United States Government Obligations	—	5,016	—
Short-Term Securities	—	11,725	—
Total	$244,547	$131,216	$ —

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed

Market Sector Diversification	
(as a % of net assets)	
Financials	19.5%
Energy	11.1%
Other Government Securities	10.8%
Telecommunication Services	9.4%
Consumer Discretionary	9.0%
Health Care	8.6%
Consumer Staples	8.5%
Industrials	6.4%
Utilities	5.1%
Materials	4.1%
Information Technology	2.7%
United States Government and Government Agency Obligations	1.3%
Other+	3.5%

+Includes cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.

Ivy High Income Fund

(UNAUDITED)



Bryan C. Krug

Below, Bryan C. Krug, portfolio manager of the Ivy High Income Fund, discusses positioning, performance and results for the fiscal year March 31, 2013. He has managed the Fund since February 2006 and has 13 years of industry experience

Fiscal Year Performance

For the 12 Months Ended March 31, 2013	
Ivy High Income Fund (Class A shares at net asset value)	14.50%
Ivy High Income Fund (Class A shares with sales charges)	7.92%
Benchmark(s) and/or Lipper Category	
Bank of America Merrill Lynch High Yield Index (generally reflects the performance of securities representing the high yield sector of the bond market)	13.11%
Lipper High Current Yield Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	11.79%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.

The Ivy High Income Fund delivered a strong return for the fiscal year ending March 31, 2013. The Fund outperformed its benchmark before the effects of sales charge. The Fund also was above the average for its Lipper category before the effects of sales charges. The Fund's performance was the result of credit selection.

We have continued to increase the Fund's exposure to bank loans, to about 35% of the Fund's portfolio as of the end of the fiscal year. Our allocations, however, are based on our particular views about the individual companies. We continue to seek areas where we have an out-of-consensus view by the market, which we believe provides an opportunity for alpha. In areas where our views are the strongest, we prefer to own high-yield bonds because they provide more substantial upside. We believe that bonds provide the best idiosyncratic opportunities and are an area where we can differentiate our Fund.

The market volatility that we have seen in recent years continued to emerge occasionally during the Fund's most recent fiscal year. Over the past 12 months, credit markets reacted to investor concern about lackluster U.S. growth and the ongoing issues related to the European banking and economic crisis. Volatility led to wider spreads early in the Fund's fiscal year, but investors seemed to calm as the year with spreads generally tightening through the remainder of the year.

As a result of the tightening, high-yield spreads ended the year near their historical norms, but still above where they were prior to the 2008 credit crisis. Additionally, at fiscal year-end levels, spreads continued to imply a default rate of around 5%, which is almost 2 percentage points above what we have seen in the market. We do not believe this gap between the implied default rate and the actual rate of defaults will change significantly in the near term. Spreads have remained near current levels and we believe they will remain range bound for some time. Meanwhile, credit fundamentals remain strong with ample corporate liquidity allowing debt service to continue. Additionally, the majority of new issuance has been — and we expect it will continue to be — refinancing, which further reduces corporate borrowing costs.

In the loan market, during the fiscal year we saw a significant increase in collateralized loan obligation (CLO) activity, which essentially dried up during the credit crisis and is now starting to return. This is a very significant source of issuance in the high yield space and it is essentially facilitating potential merger and acquisition activity.

In terms of demand, we continue to see strong activity from institutional buyers, including pension plans and insurance companies. Given their liabilities, it is our view that this demand will to continue to remain strong given the limited yield alternatives. Retail demand has decreased, which is what we expected to happen and something we believe will continue.

As always, we will continue to manage the Fund on a total return basis and seek idiosyncratic opportunities that we believe we can exploit.

The Fund's performance noted above is at net asset value (NAV), and does not include the affect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Fixed-income securities are subject to interest rate risk and, as such, the Fund's net asset value may fall as interest rates rise. Investing in high-income securities may carry a greater risk of non-payment of interest or principal than higher-rated bonds. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted is unmanaged and includes reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy High Income Fund.

Ivy High Income Fund

Asset Allocation

Bonds	**96.7%**
Corporate Debt Securities	62.1%
Senior Loans	34.5%
Municipal Bonds – Taxable	0.1%
Cash and Cash Equivalents and Equities	**3.3%**

Lipper Rankings

Category: Lipper High Current Yield Funds	Rank	Percentile
1 Year	48/523	10
3 Year	7/436	2
5 Year	8/384	3
10 Year	32/264	13

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Quality Weightings

Investment Grade	**0.8%**
AA	0.1%
BBB	0.7%
Non-Investment Grade	**95.9%**
BB	11.5%
B	49.2%
CCC	26.6%
Non-rated	8.6%
Cash and Cash Equivalents and Equities	**3.3%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's.

Ivy High Income Fund

(UNAUDITED)



$30,000
$20,000
$10,000
$0
Ivy High Income Fund, Class A Shares(1) $23,849
Bank of America Merrill Lynch High Yield Index $25,800
Lipper High Current Yield Funds Universe Average $22,916
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A	Class B	Class C	Class E	Class I	Class R	Class Y
1-year period ended 3-31-13	7.92%	9.64%	13.71%	7.41%	14.77%	—	14.50%
5-year period ended 3-31-13	11.20%	11.43%	11.73%	10.87%	12.89%	—	12.57%
10-year period ended 3-31-13	9.07%	8.73%	8.90%	—	—	—	9.84%
Since inception of Class through 3-31-13[3]	—	—	—	8.30%	10.28%	—	—
Cumulative return since inception of Class through 3-31-13[4]	—	—	—	—	—	4.02%	—

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class R and Class Y shares are not subject to sales charges.

(3)4-2-07 for Class E and Class I shares (the date on which shares were first acquired by shareholders).

(4)12-19-12 for Class R shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Ivy High Income Fund (in thousands) MARCH 31, 2013

COMMON STOCKS	Shares	Value
Food Retail – 0.1%		
Roundy's Supermarkets, Inc.	888	$ 5,832
Housewares & Specialties – 0.0%		
Provo Craft & Novelty, Inc. (A)(B)	4	—
TOTAL COMMON STOCKS – 0.1%		**$ 5,832**
(Cost: $7,546)		

PREFERRED STOCKS	Shares	Value
Other Mortgage-Backed Securities – 0.2%		
Ally Financial Inc., 7.000% (C)	13	12,834
TOTAL PREFERRED STOCKS – 0.2%		**$12,834**
(Cost: $12,066)		

WARRANTS	Shares	Value
Agricultural Products – 0.0%		
ASG Consolidated LLC, Expires 5–15–18 (D)	13	1,484
Apparel Retail – 0.1%		
St. John Knits International, Incorporated, Expires 12–31–29 (D)	48	3,143
TOTAL WARRANTS – 0.1%		**$ 4,627**
(Cost: $798)		

CORPORATE DEBT SECURITIES	Principal	Value
Aerospace & Defense – 0.5%		
Ducommun Incorporated, 9.750%, 7–15–18	$ 8,656	9,522
GenCorp Inc., 7.125%, 3–15–21 (C)	11,909	12,564
Sequa Corp., 7.000%, 12–15–17 (C)	3,944	3,993
Silver II Borrower SCA and Silver II US Holdings, 7.750%, 12–15–20 (C)	10,982	11,696
		37,775
Agricultural Products – 0.5%		
American Seafoods Group LLC, 10.750%, 5–15–16 (C)	14,876	15,694
ASG Consolidated LLC, 15.000%, 5–15–17 (C)(E)	24,833	26,323
		42,017
Airlines – 1.1%		
Air Lease Corporation, 5.625%, 4–1–17	79,883	86,473
Alternative Carriers – 1.2%		
Level 3 Communications, Inc.:		
11.875%, 2–1–19	$ 25,558	$ 29,966
8.875%, 6–1–19 (C)	10,899	11,907
Level 3 Communications, Inc. and Level 3 Financing, Inc., 7.000%, 6–1–20 (C)	24,986	26,173
Level 3 Financing, Inc.:		
8.125%, 7–1–19	20,767	22,844
8.625%, 7–15–20	4,591	5,119
		96,009
Apparel Retail – 0.2%		
J.Crew Group, Inc., 8.125%, 3–1–19	18,190	19,554
Auto Parts & Equipment – 2.6%		
IDQ Acquisition Corp., 14.000%, 10–1–17 (C)(E)	29,483	30,367
IDQ Holdings, Inc., 11.500%, 4–1–17 (C)	52,733	58,007
Schaeffler Finance B.V.:		
7.750%, 2–15–17 (C)(F)	EUR34,000	48,595
7.750%,2–15–17 (C)	$ 29,302	33,001
8.500%,2–15–19 (C)	25,678	29,209
8.750%, 2–15–19 (C)(F)	EUR12,000	17,305
		216,484
Automotive Manufacturers – 0.1%		
Chrysler Group LLC and CG:		
8.000%, 6–15–19	$ 4,000	4,385
8.250%, 6–15–21	6,286	7,017
		11,402
Automotive Retail – 0.9%		
Asbury Automotive Group, Inc.:		
7.625%, 3–15–17	6,755	6,949
8.375%,11–15–20	25,593	28,664
Sonic Automotive, Inc.:		
9.000%, 3–15–18	6,430	7,073
7.000%, 7–15–22	27,940	30,839
		73,525
Biotechnology – 0.5%		
VWR Funding, Inc., 7.250%, 9–15–17 (C)	38,621	40,890
Broadcasting – 1.1%		
Clear Channel Outdoor Holdings, Inc.: 6.500%, 11–15–22 (C)	57,126	60,093
Cumulus Media Inc., 7.750%, 5–1–19	23,282	23,922
LIN Television Corporation, 6.375%, 1–15–21 (C)	6,076	6,471
		90,486
Building Products – 3.6%		
HD Supply, Inc.:		
11.000%, 4–15–20	$ 35,358	$ 42,872
7.500%, 7–15–20 (C)	1,948	2,050
11.500%, 7–15–20	110,370	130,788
10.500%, 1–15–21	47,050	48,932
Isabelle Acquisition Sub Inc., 10.000%, 11–15–18 (C)(E)	37,274	41,281
Ply Gem Holdings, Inc., 8.250%, 2–15–18	1,023	1,114
Ply Gem Industries, Inc., 8.250%, 2–15–18 (C)	27,085	28,676
		295,713
Cable & Satellite – 1.4%		
Cablevision Systems Corporation, 5.875%, 9–15–22	32,124	31,763
Cequel Communications Holdings I, LLC and Cequel Capital Corporation, 6.375%, 9–15–20 (C)	9,591	9,951
WaveDivision Escrow LLC and WaveDivision Escrow Corp., 8.125%, 9–1–20 (C)	11,032	11,528
WideOpenWest Finance, LLC and WideOpenWest Capital Corp.:		
10.250%, 7–15–19 (C)	30,415	33,836
13.375%, 10–15–19 (C)	24,730	27,945
		115,023
Casinos & Gaming – 1.4%		
Codere Finance (Luxembourg) S.A., 9.250%, 2–15–19 (C)	33,829	24,357
MCE Finance Limited, 5.000%, 2–15–21 (C)	39,217	39,610
MGM Resorts International, 6.625%, 12–15–21	10,987	11,523
ROC Finance LLC and ROC Finance 1 Corp., 12.125%, 9–1–18 (C)	24,627	28,567
Scientific Games Corporation:		
8.125%, 9–15–18	975	1,065
9.250%, 6–15–19	8,725	9,608
		114,730
Chemicals – 0.0%		
Georgia Gulf Corporation, 4.875%, 5–15–23 (C)	2,186	2,224
Coal & Consumable Fuels – 0.1%		
Arch Coal, Inc., 9.875%, 6–15–19 (C)	9,507	9,745

Ivy High Income Fund *(in thousands)* MARCH 31, 2013

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Commodity Chemicals – 0.6%		
Orion Engineered Carbons Holdings GmbH, 9.250%, 8–1–19 (C)(E)	$50,667	$ 51,174
Construction & Engineering – 0.2%		
J.M. Huber Corporation, 9.875%, 11–1–19 (C)	12,535	14,196
USG Corporation, 9.750%, 1–15–18	1,481	1,755
		15,951
Construction Materials – 0.4%		
Headwaters Incorporated, 7.625%, 4–1–19	12,470	13,342
Headwaters Incorporated, Convertible, 8.750%, 2–1–16	7,250	7,880
Hillman Group, Inc. (The), 10.875%, 6–1–18	11,777	12,955
		34,177
Consumer Finance – 3.5%		
Bankrate, Inc., 11.750%, 7–15–15	24,713	26,690
Speedy Cash Intermediate Holdings Corp., 10.750%, 5–15–18 (C)	43,114	46,456
Speedy Group Holdings Corp., 12.000%, 11–15–17 (C)	14,715	15,340
TMX Finance Holdings Inc., 11.000%, 10–15–15 (C)(E)	33,670	33,754
TMX Finance LLC and TitleMax Finance Corporation: 13.250%, 7–15–15	67,926	74,380
TransUnion Holding Company, Inc., 8.125%, 6–15–18 (C)(E)	41,348	44,139
TransUnion LLC and TransUnion Financing Corporation, 9.625%, 6–15–18 (E)	34,952	38,010
		278,769
Containers – 0.1%		
Sealed Air Corporation, 5.250%, 4–1–23 (C)	8,963	8,997
Data Processing & Outsourced Services – 2.0%		
Alliance Data Systems Corporation:		
5.250%, 12–1–17 (C)	63,631	66,017
6.375%, 4–1–20 (C)	34,888	37,592
CoreLogic, Inc., 7.250%, 6–1–21	57,112	63,109
		166,718
Diversified Chemicals – 0.2%		
Kinove German Bondco GmbH, 10.000%, 6–15–18 (C)(F)	EUR 8,822	$ 12,668
Diversified Metals & Mining – 1.6%		
American Gilsonite Holding Company, 11.500%, 9–1–17 (C)	$ 20,241	21,505
FMG Resources Pty Ltd.:		
6.000%, 4–1–17 (C)	9,871	10,142
8.250%, 11–1–19 (C)	32,382	34,931
6.875%, 4–1–22 (C)	12,835	13,445
Inmet Mining Corporation, 7.500%, 6–1–21 (C)	4,858	5,247
Taseko Mines Limited, 7.750%, 4–15–19	15,941	16,061
Walter Energy Inc.,:		
9.875%, 12–15–20 (C)	18,318	19,875
8.500%, 4–15–21 (C)	7,471	7,658
		128,864
Diversified Support Services – 0.3%		
Nexeo Solutions, LLC, 8.375%, 3–1–18	28,849	28,128
Diversified Telecom – 0.5%		
Consolidated Communications Finance Co., 10.875%, 6–1–20 (C)	34,590	39,433
Education Services – 4.5%		
Laureate Education, Inc.:		
12.750%, 8–15–17 (C)	86,430	91,940
9.250%, 9–1–19 (C)	235,206	261,374
		353,314
Electric Utilities – 0.3%		
Alliant Holdings, 7.875%, 12–15–20 (C)	21,674	22,270
Electronic Equipment & Instruments – 0.4%		
CDW LLC and CDW Finance Corporation:		
12.535%, 10–12–17	5,323	5,716
8.500%, 4–1–19	21,544	24,048
		29,764
Electronic Manufacturing Services – 0.4%		
Jabil Circuit, Inc.:		
7.750%, 7–15–16	2,046	2,355
8.250%, 3–15–18	8,884	10,683
KEMET Corporation, 10.500%, 5–1–18	16,772	17,485
		30,523
Environmental & Facilities Services – 0.1%		
Heckmann Corporation, 9.875%, 4–15–18 (C)	$ 4,363	$ 4,630
Finance – 1.0%		
Mobile Challenger Intermediate Group S.A.: 8.750%, 3–15–19 (C)(E)(F)	EUR 67,200	79,157
Food Distributors – 3.4%		
Hawk Acquisition Sub, Inc., 4.250%, 10–15–20 (C)	$ 14,942	14,961
Michael Foods Holding, Inc., 8.500%, 7–15–18 (C)(E)	32,455	33,510
U.S. Foodservice, Inc., 8.500%, 6–30–19 (C)	218,613	232,003
		280,474
Food Retail – 0.1%		
Beverages & More, Inc., 9.625%, 10–1–14 (C)	4,875	5,021
Gaming – 0.0%		
Speedway Motorsports, Inc., 6.750%, 2–1–19 (C)	3,717	3,968
Health Care Equipment – 0.5%		
Immucor, Inc., 11.125%, 8–15–19	34,809	39,682
Health Care Facilities – 1.1%		
Acadia Healthcare Company, Inc., 6.125%, 3–15–21 (C)	10,687	11,034
Physio-Control International, Inc., 9.875%, 1–15–19 (C)	16,998	19,165
Tenet Healthcare Corporation, 6.875%, 11–15–31	38,869	35,566
Truven Health Analytics, 10.625%, 6–1–20 (C)	23,101	26,335
		92,100
Health Care Services – 0.3%		
MedImpact Holdings, Inc., 10.500%, 2–1–18 (C)	19,608	21,863
Health Care Technology – 0.9%		
MedAssets, Inc., 8.000%, 11–15–18	65,759	71,842

Ivy High Income Fund *(in thousands)* MARCH 31, 2013

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Home Furnishings – 0.1%		
Empire Today, LLC and Empire Today Finance Corp., 11.375%, 2–1–17 (C)	$ 6,846	$ 7,128
Independent Power Producers & Energy Traders – 0.3%		
NRG Energy, Inc., 7.625%, 5–15–19	24,650	26,622
Texas Competitive Electric Holdings Company, LLC and TCEH Finance, Inc., 11.500%, 10–1–20 (C)	2,150	1,607
		28,229
Industrial – Other – 0.1%		
Dynacast International LLC and Dynacast Finance Inc., 9.250%, 7–15–19	6,360	6,964
Integrated Telecommunication Services – 0.4%		
CenturyLink, Inc., 5.625%, 4–1–20	10,548	10,791
CyrusOne LP and CyrusOne Finance Corp., 6.375%, 11–15–22 (C)	17,032	17,841
		28,632
Investment Banking & Brokerage – 0.5%		
E*TRADE Financial Corporation, 6.750%, 6–1–16	18,500	19,934
GFI Group Inc., 9.625%, 7–19–18	22,863	21,548
		41,482
IT Consulting & Other Services – 0.6%		
iGATE Corporation, 9.000%, 5–1–16	26,185	28,509
SRA International, Inc. and Sterling Merger, Inc., 11.000%, 10–1–19	18,725	19,661
		48,170
Leisure Facilities – 0.6%		
Palace Entertainment Holdings, LLC, 8.875%, 4–15–17 (C)	16,302	17,280
Regal Entertainment Group, 5.750%, 2–1–25	21,184	20,813
Viking Cruises, Ltd., 8.500%, 10–15–22 (C)	12,089	13,298
		51,391
Life & Health Insurance – 0.1%		
ILFC E-Capital Trust I, 4.680%, 12–21–65 (C)(G)	7,300	6,388
Marine – 0.5%		
TRAC Intermodal LLC and TRAC Intermodal Corp., 11.000%, 8–15–19 (C)	$34,640	$36,978
Metal & Glass Containers – 1.0%		
Ardagh Packaging Finance plc and Ardagh Holdings USA Inc. (GTD by Ardagh Packaging Holdings Limited):		
7.000%, 11–15–20 (C)	11,290	11,600
4.875%, 11–15–22 (C)	5,269	5,203
Consolidated Container Company LLC and Consolidated Container Capital, Inc., 10.125%, 7–15–20 (C)	54,537	59,718
Pretium Packaging, L.L.C. and Pretium Finance, Inc., 11.500%, 4–1–16	3,867	4,196
		80,717
Movies & Entertainment – 0.3%		
AMC Networks Inc., 4.750%, 12–15–22	9,859	9,810
Carmike Cinemas, Inc., 7.375%, 5–15–19	14,175	15,557
		25,367
Oil & Gas Drilling – 0.4%		
RDS Ultra-Deepwater Ltd, 11.875%, 3–15–17 (C)	31,690	35,255
Oil & Gas Equipment & Services – 0.3%		
Global Geophysical Services, Inc.: 10.500%, 5–1–17	32,416	27,640
Oil & Gas Exploration & Production – 0.3%		
Chesapeake Midstream Partners, L.P. and CHKM Finance Corp.:		
5.875%, 4–15–21	4,948	5,245
6.125%, 7–15–22	3,839	4,117
Sabine Pass Liquefaction, LLC, 5.625%, 2–1–21 (C)	11,190	11,610
		20,972
Oil & Gas Refining & Marketing – 2.2%		
Energy Partners Ltd., 8.250%, 2–15–18	12,043	12,796
EP Energy, 9.375%, 5–1–20	14,033	16,208
EP Energy LLC and Everest Acquisition Finance Inc., 7.750%, 9–1–22	5,514	6,093
Oil & Gas Refining & Marketing (Continued)		
Everest Acquisition, LLC and Everest Acquisition Finance, Inc., 6.875%, 5–1–19	$ 3,263	$ 3,573
Offshore Group Investment Limited:		
7.500%, 11–1–19 (C)	33,650	35,668
7.125%, 4–1–23 (C)	26,084	26,671
Samson Investment Company, 9.750%, 2–15–20 (C)	31,564	33,537
Shelf Drilling Holdings, Ltd., 8.625%, 11–1–18 (C)	36,993	39,212
		173,758
Oil Services – 1.0%		
EPL Oil & Gas, Inc., 8.250%, 2–15–18 (C)	19,471	20,639
SESI, LLC, 7.125%, 12–15–21	45,000	50,344
Sidewinder Drilling Inc, 9.750%, 11–15–19 (C)	11,149	11,205
		82,188
Packaged Foods & Meats – 0.9%		
Bumble Bee Foods, LLC:		
9.000%, 12–15–17 (C)	46,575	51,232
9.625%, 3–15–18 (C)(E)	22,038	22,920
		74,152
Paper Packaging – 0.1%		
AOT Bedding Super Holdings, 8.125%, 10–1–20 (C)	6,776	7,039
Pharmaceuticals – 1.7%		
Capsugel FinanceCo S.C.A., 9.875%, 8–1–19 (C)(F)	EUR18,575	26,787
Jaguar Holding Co I, 9.375%, 10–15–17 (C)(E)	$ 74,033	79,492
Jaguar Holding Company II and Jaguar Merger Sub Inc., 9.500%, 12–1–19 (C)	28,813	33,063
		139,342
Precious Metals & Minerals – 0.4%		
Prince Mineral Holding Corp, 11.500%, 12–15–19 (C)	28,016	31,308
Property & Casualty Insurance – 0.8%		
Onex USI Acquisition Corp., 7.750%, 1–15–21 (C)	64,808	64,970
Restaurants – 1.4%		
Alphabet Holding Company, Inc., 7.750%, 11–1–17 (C)(E)	14,808	15,437

Ivy High Income Fund (in thousands) MARCH 31, 2013

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Restaurants (Continued)		
Carrols Restaurant Group, Inc., 11.250%, 5–15–18	$ 12,808	$ 14,425
CKE Holdings, Inc., 10.500%, 3–14–16 (C)(E)	22,742	24,050
Dave & Buster's, Inc.:		
0.000%, 2–15–16 (C)(H)	27,855	21,414
11.000%, 6–1–18	7,213	8,160
NPC International, Inc., 10.500%, 1–15–20	17,518	20,408
Shearer's Foods LLC, and Chip Finance Corporation, 9.000%, 11–1–19	7,433	8,139
		112,033
Retail Stores – 2.2%		
Claire's Stores, Inc., 6.125%, 3–15–20 (C)	7,124	7,302
Coinstar, Inc., 6.000%, 3–15–19 (C)	29,903	30,576
Fifth & Pacific Companies, Inc., 10.500%, 4–15–19	8,882	10,003
Jo-Ann Stores Holdings, Inc., 9.750%,10–15–19 (C)(E)	58,720	61,657
PETCO Holdings Inc, 8.500%,10–15–17 (C)(E)	51,750	53,367
RadioShack Corporation, 6.750%, 5–15–19	8,625	6,253
		169,158
Security & Alarm Services – 0.3%		
Monitronics International, Inc., 9.125%, 4–1–20	20,879	22,080
Service – Other – 1.6%		
B-Corp Merger Sub, Inc., 8.250%, 6–1–19	51,643	53,193
Flextronics International Ltd.:		
4.625%, 2–15–20 (C)	11,011	11,121
5.000%, 2–15–23 (C)	18,352	18,306
ServiceMaster Company (The):		
8.000%, 2–15–20	30,667	32,890
7.000%, 8–15–20 (C)	11,516	11,919
		127,429
Specialized Consumer Services – 0.6%		
Carlson Wagonlit B.V.:		
6.875%, 6–15–19 (C)	31,185	32,510
7.500%, 6–15–19 (C)(F)	EUR14,253	19,275
		51,785

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Specialized Finance – 0.4%		
CNG Holdings, Inc., 9.375%, 5–15–20 (C)	$ 9,928	$ 9,742
International Lease Finance Corporation:		
3.875%, 4–15–18	3,566	3,562
4.625%, 4–15–21	3,566	3,557
WM Finance Corp., 11.500%, 10–1–18	10,332	12,126
WM Holdings Finance Corp., 13.750%, 10–1–19	4,877	5,743
		34,730
Specialized REITs – 0.9%		
CNL Lifestyles Properties, Inc., 7.250%, 4–15–19	74,508	74,508
Specialty Chemicals – 0.8%		
PQ Corporation, 8.750%, 5–1–18 (C)	8,404	8,950
Taminco Acquisition Corporation, 9.125%, 12–15–17 (C)(E)	53,126	53,658
		62,608
Specialty Stores – 0.3%		
New Academy Finance Co LLC, 8.000%, 6–15–18 (C)(E)	22,961	23,765
Technology – 1.6%		
Atlantis Merger Sub, Inc. and SoftBrands, Inc., 11.500%, 7–15–18	42,400	49,820
Epicor Software Corporation, 8.625%, 5–1–19	27,397	29,657
J2 Global, Inc., 8.000%, 8–1–20	46,682	49,716
NeuStar, Inc., 4.500%, 1–15–23 (C)	3,720	3,553
		132,746
Technology Distributors – 0.7%		
Sophia, L.P. and Sophia Finance, Inc., 9.750%, 1–15–19 (C)	48,442	54,013
Textiles / Apparel / Shoe Mfg. – 0.5%		
Takko Luxembourg 2 S.C.A., 9.875%, 4–15–19 (C)(F)	EUR34,562	43,129
Thrifts & Mortgage Finance – 0.1%		
Provident Funding Associates, L.P. and PFG Finance Corp., 10.125%, 2–15–19 (C)	$ 10,379	11,313
Tobacco – 0.1%		
Sun Products Corporation, 7.750%, 3–15–21 (C)	4,938	4,975

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Wireless – 0.2%		
DigitalGlobe, Inc., 5.250%, 2–1–21 (C)	$ 17,331	$ 17,223
Wireless Telecommunication Service – 0.2%		
Crown Castle International Corp., 5.250%, 1–15–23	10,208	10,386
Wind Acquisition Finance S.A., 11.750%, 7–15–17 (C)	8,344	8,845
		19,231
TOTAL CORPORATE DEBT SECURITIES – 62.1%		**$5,030,333**
(Cost: $4,728,277)		

MUNICIPAL BONDS – TAXABLE	Principal	Value
Arizona – 0.1%		
AZ Hlth Fac Auth, Rev Bonds (Banner Hlth), Ser 2007B, 1.016%, 1–1–37 (G)	4,875	4,654
New York – 0.0%		
NYC Indl Dev Agy, Rental Rev Bonds (Yankee Stadium Proj), Ser 2009, 11.000%, 3–1–29 (C)	1,875	2,659
TOTAL MUNICIPAL BONDS – TAXABLE – 0.1%		**$ 7,313**
(Cost: $5,071)		

SENIOR LOANS	Principal	Value
Aerospace & Defense – 0.1%		
Sequa Corporation, 5.750%, 6–18–17 (G)	9,975	10,132
Application Software – 2.8%		
EZE Software Group LLC:		
0.000%, 3–14–20 (G)	10,000	10,142
0.000%, 3–14–21 (G)	10,715	10,902
Misys plc and Magic Newco, LLC:		
0.000%, 6–12–19 (G)	1,513	1,700
12.000%, 6–12–19 (G)	180,075	202,283
		225,027
Broadcasting – 1.4%		
Cumulus Media Holdings, Inc., 7.500%, 9–16–19 (G)	3,000	3,088
Granite Broadcasting Corporation, 9.500%, 5–23–19 (G)	14,888	14,850

Ivy High Income Fund *(in thousands)* MARCH 31, 2013

SENIOR LOANS (Continued)	Principal	Value
Broadcasting (Continued)		
Media Holdco, LP,		
7.250%, 12–26–18 (G)	$ 27,431	$ 27,706
PAW LUXCO II S.A.R.L.,		
5.118%, 7–29–17 (F)(G)	EUR56,675	68,818
		114,462
Building Products – 0.1%		
HD Supply, Inc.,		
4.500%,10–12–17 (G)	$ 11,928	12,037
Cable & Satellite – 1.3%		
WideOpenWest Finance, LLC:		
0.000%, 7–19–17 (G)	15,000	15,094
6.250%, 7–17–18 (G)	50,727	51,227
Wilton Brands LLC,		
7.500%, 8–7–19 (G)	41,438	41,852
		108,173
Casinos & Gaming – 1.1%		
Cannery Casino Resorts LLC,		
6.000%, 10–5–18 (G)	10,340	10,510
Centaur Acquisition, LLC:		
5.250%,1–31–19 (G)	11,064	11,216
8.750%, 1–31–20 (G)	5,163	5,240
Harrah's Las Vegas Propco, LLC,		
0.000%, 2–13–15 (G)	36,271	34,152
MGM Resorts International,		
4.250%, 12–13–19 (G)	19,950	20,259
ROC Finance, L.L.C.,		
0.000%, 3–27–19 (G)	3,782	3,799
		85,176
Chemicals – 0.3%		
AI Chem & Cy S.C.A.:		
0.000%, 9–12–19 (F)(G)	EUR 6,450	8,309
0.000%, 9–12–19 (G)	$ 7,166	7,247
0.000%, 3–12–20 (G)	7,163	7,315
		22,871
Commodity Chemicals – 0.5%		
Univar, Inc.:		
0.000%, 6–30–17 (G)	5,000	5,046
5.000%, 6–30–17 (G)	37,656	37,999
		43,045
Construction & Farm Machinery & Heavy Trucks – 0.2%		
Wabash National Corporation,		
6.000%, 4–17–19 (G)	17,463	17,671
Diversified Capital Markets – 0.8%		
Intrawest U.S. Holdings, Inc.:		
7.000%, 12–3–17 (G)	22,943	23,359
10.750%, 12–3–18 (G)	43,000	44,022
		67,381

SENIOR LOANS (Continued)	Principal	Value
Diversified Metals & Mining – 2.9%		
FMG Resources Pty Ltd., 5.250%,		
10–12–17 (G)	$232,900	$235,541
Diversified Real Estate Activities – 5.3%		
HLT Property Acquisition, LLC:		
0.000%, 11–12–15 (G)	74,917	73,252
3.576%, 11–12–15 (G)	14,972	14,747
3.704%, 11–12–15 (G)	69,867	68,732
3.954%, 11–12–15 (G)	89,829	88,032
4.204%, 11–12–15 (G)	70,809	69,039
4.250%, 11–12–15 (G)	33,955	33,106
4.454%, 11–12–15 (G)	47,000	45,825
4.704%, 11–12–15 (G)	35,436	34,727
		427,460
Diversified Support Services – 0.6%		
Advantage Sales & Marketing, Inc.:		
8.250%, 6–18–18 (G)	30,423	30,804
13.000%, 12–30–18 (G)	12,900	13,029
		43,833
Education Services – 0.4%		
Education Management LLC:		
4.313%, 3–30–18 (G)	1,984	1,709
8.250%, 3–30–18 (G)	6,924	5,965
Laureate Education, Inc.:		
5.250%, 6–16–18 (G)	24,621	24,852
		32,526
Electric Utilities – 0.3%		
Dynegy Power, LLC,		
9.250%, 8–5–16 (G)	25,852	26,886
Electrical Components & Equipment – 0.1%		
WireCo WorldGroup, Inc.,		
6.000%, 4–13–17 (G)	9,950	10,050
Environmental & Facilities Services – 0.1%		
K2 Pure Solutions Nocal, L.P.,		
10.000%, 9–10–15 (G)	7,794	7,755
Food Distributors – 2.4%		
U.S. Foodservice, Inc.:		
5.750%, 5–11–17 (G)	14,121	14,283
5.750%, 6–6–17 (G)	179,045	181,226
		195,509
Food Retail – 0.8%		
Focus Brands, Inc.:		
6.250%, 2–22–18 (G)	20,045	20,246
7.250%, 2–22–18 (G)	233	237
10.250%, 8–21–18 (G)	36,399	37,218
Roundy's Supermarkets, Inc.,		
0.000%, 1–24–19 (G)	8,959	8,917
		66,618

SENIOR LOANS (Continued)	Principal	Value
Health Care Facilities – 0.1%		
Hologic, Inc.,		
4.500%, 4–29–19 (G)	$ 1,985	$ 2,010
National Surgical Hospitals, Inc.,		
8.250%, 2–3–17 (G)	4,055	4,024
		6,034
Health Care Services – 0.3%		
U.S. Renal Care, Inc.:		
6.250%, 6–11–19 (G)	14,888	15,111
10.250%, 6–11–19 (G)	10,000	10,175
		25,286
Health Care Supplies – 0.6%		
Sage Products Holdings III, LLC:		
4.250%, 12–13–19 (G)	11,119	11,188
9.250%, 6–13–20 (G)	32,799	33,701
		44,889
Home Furnishings – 0.2%		
Spring Windows Fashions, LLC,		
11.250%, 5–31–18 (G)	15,000	15,100
Hotels, Resorts & Cruise Lines – 0.1%		
Seven Sea Crusies S. DE R.L.,		
4.750%, 12–21–18 (G)	8,888	8,987
Housewares & Specialties – 0.0%		
Provo Craft & Novelty, Inc.:		
8.500%, 3–2–16 (G)	9,940	762
Hypermarkets & Super Centers – 0.3%		
BJ's Wholesale Club, Inc.,		
9.750%, 3–6–20 (G)	22,265	22,998
Independent Power Producers & Energy Traders – 0.1%		
Texas Competitive Electric Holdings Company, LLC:		
4.702%, 10–10–17 (G)	3,912	2,770
4.792%, 10–10–17 (G)	2,002	1,418
		4,188
Industrial Machinery – 0.7%		
Northern Tool & Equipment Company, Inc.:		
7.000%, 11–13–19 (G)	21,043	21,252
8.000%, 11–13–19 (G)	11	15
United Central Industrial Supply Company, LLC,		
7.500%, 10–12–18 (G)	28,966	27,952
		49,219
Internet Software & Services – 0.2%		
W3 Co.:		
5.750%, 2–21–20 (G)	8,608	8,666
0.000%, 8–21–20 (G)	3,582	3,636
9.250%, 8–21–20 (G)	7,156	7,263
		19,565

Ivy High Income Fund (in thousands) MARCH 31, 2013

SENIOR LOANS (Continued)	Principal	Value
IT Consulting & Other Services – 0.2%		
Infor Global Solutions European Finance, S.a.R.L., 12.875%, 4–5–17 (E)(G)	$ 7,080	$ 7,584
Sophia, L.P., 4.500%, 7–19–18 (G)	2,900	2,940
SRA International, Inc., 6.500%, 7–20–18 (G)	5,720	5,699
		16,223
Leisure Facilities – 0.2%		
Northfield Park Associates LLC, 9.000%, 11–9–18 (G)	12,449	12,885
Leisure Products – 1.0%		
SRAM, LLC, 8.500%, 12–7–18 (G)	48,000	48,720
Visant Corporation: 5.250%, 12–22–16 (G)	36,951	35,810
		84,530
Metal & Glass Containers – 0.4%		
Evergreen Tank Solution, Inc., 9.500%, 9–11–18 (G)	29,345	29,253
Movies & Entertainment – 4.2%		
AB Acquisitions UK Topco 2 Limited, 3.494%, 7–5–15 (F)(G)	GBP 18,000	26,985
Formula One Holdings Ltd. and Alpha Topco Limited:		
6.000%, 4–27–19 (G)	$ 139,526	141,619
9.250%, 10–16–19 (G)	160,000	169,399
		338,003
Oil & Gas Exploration & Production – 0.2%		
Sabine Oil & Gas LLC: 8.750%, 12–31–18 (G)	13,548	13,861
		13,861
Oil & Gas Refining & Marketing – 0.2%		
Samson Investment Company, 6.000%, 9–25–18 (G)	18,548	18,757
Packaged Foods & Meats – 0.6%		
H.J. Heinz Company:		
0.000%, 3–27–19 (G)	22,694	22,785
0.000%, 3–27–20 (G)	22,694	22,886
		45,671
Paper Packaging – 0.3%		
FPC Holdings, Inc., 9.250%, 5–16–20 (G)	27,397	27,397
Pharmaceuticals – 0.5%		
Par Pharmaceutical Companies, Inc., 4.250%, 9–28–19 (G)	4,847	4,899
Pharmaceuticals (Continued)		
Quintiles Transnational Corp., 7.500%, 2–28–17 (E)(G)	$40,000	$ 40,901
		45,800
Photographic Equipment – 0.1%		
Getty Images, Inc., 3.784%, 9–17–19 (G)	9,937	10,066
Real Estate Operating Companies – 0.2%		
Primedia Inc., 7.500%, 1–13–18 (G)	15,796	15,638
Research & Consulting Services – 0.4%		
AlixPartners, LLP, 10.750%, 6–29–19 (G)	32,500	33,313
Restaurants – 0.9%		
Brasa Holdings, Inc.:		
7.500%, 6–18–19 (G)	31,905	31,984
0.000%, 12–18–19 (G)	8,000	8,040
11.000%, 12–18–19 (G)	30,000	30,150
		70,174
Semiconductor Equipment – 0.0%		
Crown Castle Operating Company, 4.000%, 1–31–19 (G)	965	975
Service – Other – 0.4%		
ServiceMaster Company (The), 4.250%, 2–28–17 (G)	34,913	35,262
Specialized Finance – 0.5%		
Orchard Acquisition Company, LLC, 9.000%, 2–4–19 (G)	30,754	30,395
WMG Acquisition Corp.: 5.250%, 10–25–18 (G)	9,875	10,017
		40,412
Specialty Stores – 0.1%		
Candy Intermediate Holdings, Inc.:		
7.500%, 5–23–18 (G)	4,916	4,994
8.500%, 5–23–18 (G)	21	22
		5,016
TOTAL SENIOR LOANS – 34.5%		**$2,792,417**
(Cost: $2,704,280)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper – 2.6%		
Becton Dickinson & Co., 0.220%, 4–5–13 (I)	1,403	1,403
Bemis Company, Inc.:		
0.310%, 4–4–13 (I)	7,000	7,000
0.310%, 4–8–13 (I)	10,000	9,999
0.340%, 5–1–13 (I)	8,000	7,998
Commercial Paper (Continued)		
Campbell Soup Company:		
0.210%, 4–17–13 (I)	$15,500	$ 15,497
0.210%, 4–24–13 (I)	9,700	9,699
Clorox Company (The):		
0.350%, 4–3–13 (I)	1,000	1,000
0.290%, 5–6–13 (I)	5,700	5,698
0.350%, 5–7–13 (I)	15,000	14,995
0.350%, 5–8–13 (I)	2,000	1,999
Corporacion Andina de Fomento, 0.170%, 4–25–13 (I)	10,000	9,999
CVS Caremark Corporation, 0.230%, 4–1–13 (I)	12,000	12,000
Diageo Capital plc (GTD by Diageo plc), 0.250%, 4–3–13 (I)	10,000	10,000
Ecolab Inc., 0.240%, 4–3–13 (I)	10,000	10,000
Harley-Davidson Financial Services (GTD by Harley-Davidson Credit Corp.):		
0.290%, 4–3–13 (I)	10,000	10,000
0.310%, 4–9–13 (I)	10,000	9,999
0.290%, 4–16–13 (I)	15,000	14,998
0.260%, 4–17–13 (I)	15,000	14,998
0.260%, 4–19–13 (I)	5,000	4,999
Kroger Co. (The), 0.320%, 4–1–13 (I)	5,586	5,586
Total Capital Canada Ltd. (GTD by Total S.A.), 0.130%, 4–12–13 (I)	10,000	10,000
Toyota Motor Credit Corporation, 0.170%, 4–9–13 (I)	5,000	5,000
Virginia Electric and Power Company:		
0.330%, 4–11–13 (I)	10,000	9,999
0.330%, 5–7–13 (I)	8,000	7,997
0.330%, 5–8–13 (I)	6,000	5,998
		216,861
Master Note – 0.0%		
Toyota Motor Credit Corporation, 0.126%, 6–28–13 (J)	4	4
Municipal Obligations – Taxable – 0.1%		
NJ Hlth Care Fac Fin Auth, Rev Bonds, AHS Hosp Corp Issue, Ser 2008C (GTD by JPMorgan Chase & Co.), 0.120%, 4–7–13 (J)	500	500
Santa Clara Cnty Fin Auth, Var Rate Rev Bonds, El Camino Hosp, Ser 2009A (GTD by Wells Fargo Bank, N.A.), 0.110%, 4–7–13 (J)	3,751	3,751
		4,251

Ivy High Income Fund *(in thousands)* MARCH 31, 2013

SHORT-TERM SECURITIES	Principal	Value
United States Government Agency Obligations – 0.3%		
Overseas Private Investment Corporation (GTD by United States Government):		
0.150%, 4–3–13 (J)	$15,000	$ 15,000
0.150%, 4–3–13 (J)	5,475	5,475
		20,475
TOTAL SHORT-TERM SECURITIES – 3.0%		**$ 241,591**
(Cost: $241,593)		
TOTAL INVESTMENT SECURITIES – 100.1%		**$8,094,947**
(Cost: $7,699,631)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.1%)		**(5,975)**
NET ASSETS – 100.0%		**$8,088,972**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Restricted security. At March 31, 2013, the Fund owned the following restricted security:

Security	Acquisition Date(s)	Shares	Cost	Market Value
Provo Craft & Novelty, Inc.	9-15-11	4	$1	$—

The total value of this security represented 0.0% of net assets at March 31, 2013.

(C)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2013, the total value of these securities amounted to $3,271,100 or 40.4% of net assets.

(D)Warrants entitle the Fund to purchase a predetermined number of shares of common stock and are non-income producing. The purchase price and number of shares are subject to adjustment under certain conditions until the expiration date, if any.

(E)Payment-in-kind bonds.

(F)Principal amounts are denominated in the indicated foreign currency, where applicable (EUR—Euro and GBP—British Pound).

(G)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2013.

(H)Zero coupon bond.

(I)Rate shown is the yield to maturity at March 31, 2013.

(J)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2013. Date shown represents the date that the variable rate resets.

The following forward foreign currency contracts were outstanding at March 31, 2013:

Type	Currency	Counterparty	Principal Amount of Contract (Denominated in Indicated Currency)	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Sell	British Pound	Morgan Stanley International	17,700	4-22-13	$ —	$129
Sell	Euro	Morgan Stanley International	128,800	4-22-13	2,134	—
Sell	Euro	Morgan Stanley International	720	5-15-13	95	—
Sell	Euro	Deutsche Bank AG	676	6-17-13	77	—
Sell	Euro	Deutsche Bank AG	932	8-1-13	118	—
Sell	Euro	Morgan Stanley International	720	11-15-13	$ 90	$ —
Sell	Euro	Deutsche Bank AG	676	12-16-13	72	—
Sell	Euro	Deutsche Bank AG	932	2-3-14	111	—

Ivy High Income Fund (in thousands)

Type	Currency	Counterparty	Principal Amount of Contract (Denominated in Indicated Currency)	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Sell	Euro	Morgan Stanley International	720	5-15-14	85	—
Sell	Euro	Deutsche Bank AG	676	6-16-14	68	—
Sell	Euro	Deutsche Bank AG	932	8-1-14	106	—
Sell	Euro	Morgan Stanley International	720	11-14-14	82	—
Sell	Euro	Deutsche Bank AG	676	12-15-14	65	—
Sell	Euro	Deutsche Bank AG	932	2-2-15	100	—
Sell	Euro	Morgan Stanley International	729	5-15-15	15	—
Sell	Euro	Deutsche Bank AG	676	6-15-15	63	—
Sell	Euro	Deutsche Bank AG	932	8-3-15	95	—
Sell	Euro	Morgan Stanley International	729	11-16-15	14	—
Sell	Euro	Deutsche Bank AG	676	12-15-15	63	—
Sell	Euro	Deutsche Bank AG	932	2-1-16	95	—
Sell	Euro	Morgan Stanley International	5,980	5-16-16	84	—
Sell	Euro	Deutsche Bank AG	676	6-15-16	63	—
Sell	Euro	Deutsche Bank AG	932	8-1-16	93	—
Sell	Euro	Deutsche Bank AG	676	12-15-16	63	—
Sell	Euro	Deutsche Bank AG	932	2-1-17	92	—
Sell	Euro	Deutsche Bank AG	676	6-15-17	63	—
Sell	Euro	Morgan Stanley International	58,615	7-31-17	—	43
Sell	Euro	Deutsche Bank AG	932	8-1-17	92	—
Sell	Euro	Deutsche Bank AG	676	12-15-17	65	—
Sell	Euro	Deutsche Bank AG	932	2-1-18	92	—
Sell	Euro	Deutsche Bank AG	11,234	6-15-18	1,057	—
Sell	Euro	Deutsche Bank AG	932	8-1-18	94	—
Sell	Euro	Deutsche Bank AG	932	2-1-19	93	—
Sell	Euro	Deutsche Bank AG	19,799	8-1-19	1,901	—
Sell	Swiss Franc	Deutsche Bank AG	26,100	4-22-13	164	—
					$7,564	$172

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2013. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$5,832	$ —	$ —
Preferred Stocks	—	12,834	—
Warrants	—	1,484	3,143
Corporate Debt Securities	—	4,936,687	93,646
Municipal Bonds	—	7,313	—
Senior Loans	—	2,288,657	503,760
Short-Term Securities	—	236,116	5,475
Total	$5,832	$8,094,947	$606,024
Forward Foreign Currency Contracts	$ —	$ 7,564	$ —
Liabilities			
Forward Foreign Currency Contracts	$ —	$ 172	$ —

Ivy High Income Fund (in thousands) MARCH 31, 2013

The following table is a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

	Warrants	Corporate Debt Securities	Senior Loans	Short-Term Securities
Beginning Balance 4-1-12	$ 2,483	$ —	$ 133,694	$ —
Net realized gain (loss)	—	—	1,902	—*
Net change in unrealized appreciation (depreciation)	1,886	10,277	55,921	—
Purchases	—	55,910	390,526	5,547
Sales	—	—	(156,628)	(72)
Transfers into Level 3 during the period	—	27,459	109,450	—
Transfers out of Level 3 during the period	(1,226)	—	(31,105)	—
Ending Balance 3-31-13	$ 3,143	$93,646	$ 503,760	$5,475
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 3-31-13	$ 1,886	$10,277	$ 57,031	$ —

Transfers from Level 2 to Level 3 occurred generally due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred generally due to the increased availability of observable market data due to increased market activity or information. As shown above, transfers in and out of Level 3 represent the value at the later of the beginning of the fiscal period or the purchase date of the security. There were no transfers between Levels 1 and 2 during the period ended March 31, 2013.

Information about Level 3 fair value measurements:

	Fair Value at 3-31-13	Valuation Technique(s)	Unobservable Input(s)
Assets			
Warrants	$ 3,143	Third-party valuation service	Vendor quotes
Corporate Debt Securities	$ 93,646	Third-party valuation service	Vendor/Broker quotes
Senior Loans	$503,760	Third-party valuation service	Broker quotes
Short-Term Securities	$ 5,475	Broker quote	Broker quote

The following acronyms are used throughout this schedule:

GTD = Guaranteed
REIT = Real Estate Investment Trust

Ivy International Core Equity Fund


(UNAUDITED)


John C. Maxwell

Below, John C. Maxwell, CFA, portfolio manager of Ivy International Core Equity Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2013. Mr. Maxwell has managed the Fund since February 2004 and has 21 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended March 31, 2013	
Ivy International Core Equity Fund (Class A shares at net asset value)	6.30%
Ivy International Core Equity Fund (Class A shares including sales load)	0.19%
Benchmark(s) and/or Lipper Category	
MSCI EAFE Index (generally reflects the performance of securities in Europe, Australasia and the Far East)	11.25%
Lipper International Large-Cap Core Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	9.76%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.

International markets posted another solid year

For the third year in the last four, international markets delivered solid positive returns. However, the Fund underperformed the benchmark. In the end, our positioning based on our economic outlook left us generally wrong footed. While we were reasonably accurate about the direction of the economy, we underappreciated the importance of continued and increasingly aggressive monetary stimulus. In the medium term, we seek to be less reactive to the gyrations of economic data.

From a geographic standpoint, our biggest issue was having approximately 8% of the Fund invested in emerging markets where we posted negative returns. While direct emerging-market investments hurt returns in 2012, they have historically helped. We still believe this allocation is appropriate, and we will continue to look for opportunities in the emerging-market universe. Within the developed market, Japan was a standout performer where we benefited from good stock selection.

From a sector standpoint, strong stock selection within telecommunication services and our underweight positions in the poorly performing utilities and materials sectors were the top contributors to performance. Financials was a different story as our underweight position in the strong-performing sector detracted from performance for the period. Historically, we have typically been underweight financials as their opaque and highly levered business models do not fit well with our investment philosophy. Going forward, this viewpoint is unlikely to change.

A year of easy money and political change

Mario Draghi, the head of the European Central Bank (ECB), bought the European Union (EU) serious time during 2012 to fix its sovereign debt and banking issues. At mid-year, he said the ECB would do “whatever it takes” to defend the eurozone. This and some follow-up actions significantly reduced the probability of a near-term EU breakup in the eyes of the market. In addition, U.S. Federal Reserve Board Chairman, Ben Bernanke, embarked on “Quantitative Easing 3” in September, keeping monetary policy very loose. Finally, Shinzo Abe was elected prime minister of Japan in December on a platform of very loose monetary policy and a weak yen — the Bank of Japan continued to increase its asset purchase program through the year.

The international equity markets bottomed in early June 2012, as the economic outlook was deteriorating. While the global economy fell off and company earnings declined through the balance of the year, markets increased as investors embraced the extremely aggressive developed-market central banks. From the beginning of June 2012, to the end of March 2013, the market rose significantly.

During the year, there were numerous elections and changes in leadership in important governments around the world. In addition to the re-election of U.S. President Barack Obama and the new leadership in Japan, there were changes in Greece, France, the Netherlands, South Korea and China (the U.S., China and Japan are the three largest economies worldwide.) The most recent election was in Italy, and it did not go well. The vote was very fragmented, resulting in an increased likelihood that the country will be unable to form a government. The next big election takes place in Germany in September. We expect actions by these leaders, most of them new, to have a big impact on the markets over the coming years. In a world of slow growth, high debt levels and stimulus programs, we believe government monetary and fiscal policies have become increasingly important to the investment process.

Actions in the Fund during the year

During the early part of last year, some investors felt it was time to take a more defensive investment stance, similar to 2011. We decided not to make this move, based on our view of the economic fundamentals. However, political uncertainty — particularly in Europe, Asia and the U.S. — ultimately drove equities to a “risk-off” position until June, when equities markets bottomed.

After visiting many companies across Europe in May and June, we became more concerned about the prospects for the economy there in the second half of the year. While these expectations for economic deterioration and recession proved accurate, and Japan’s results were even worse, markets climbed. Investors widely believed global central banks would prevent a deep recession through excessive liquidity. In addition, fears of a European disintegration eased meaningfully. Our more defensive stance starting in late June hurt returns in the Fund relative to the benchmark. That said, the market environment rotated into defensives during the first calendar quarter of 2013, which alleviated some of the performance shortfall.

As we ended the year, U.S. economic data was generally stronger than expected fueled by the all-important housing sector. Chinese data continued to improve slowly, bottoming in the fourth quarter of 2012. Europe continues to disappoint, and remains in a recession — we expect extremely modest growth in the second half of the year for Europe. Japanese data has continued to be weaker than expected, but the stimulative effect of recent actions should have this economy improving through the remainder of the calendar year. All in all, the economic outlook is for continued slow to moderate growth.

In this environment, we will continue to position the Fund based on our long-term outlook of continued slow growth. We believe turnover in the Fund will continue to decline, based on fewer changes on short-term economic trends and government announcements. We believe it unlikely that we will get a robust, self-sustaining economic cycle. If that were to occur, we think heavily indebted governments would rapidly tighten the extremely loose monetary policy that now is in place, which could offset the benefit to equity valuations.

We expect to keep the Fund in a slightly defensive position, and we will continue to seek investments in reasonably priced companies that are less dependent on economic growth. Through the past fiscal year, our key themes did not change. We continue to seek exposure to:

- Disproportionate growth of emerging-market consumers, particularly in the Asia-Pacific region;
- Strong growth in infrastructure;
- Strong and believable dividend yields;
- Stocks that we think will benefit from increased merger and acquisition activity.

In reviewing sector positions, the Fund added to weightings in consumer staples and health care — increasing our defensive tilt at the end of the year. The Fund had overweight positions versus the benchmark in telecommunications, information technology and energy; and underweight positions in financials, utilities and materials.

The Fund's geographic allocations also changed during the year. By fiscal year-end, emerging-market exposure declined to less than 10%. Additionally, we also reduced the weighting to Australia, while increasing our position in Japan. We continue to source our emerging-market exposure by keeping the Fund underweight in developed-market, domestic-demand stocks in Europe, the UK and Japan. At year-end, the Fund held about 5% cash.

Outlook

We think global economic growth is near its slowest point and monetary policy is likely to remain extremely aggressive for the foreseeable future. In anticipation of this, international equities (as represented by the benchmark) have significantly appreciated since the lows of last summer while earnings estimates have declined. We believe any significant improvement in economic growth will eventually lead to tightening of the extremely loose monetary and fiscal policy that exists across developed economies today.

We believe relative valuations remain very supportive for international equities, while absolute valuations are fair to slightly expensive. When compared to their liquid counterparts — bonds — we think equities are attractively priced. Equities overall trade slightly below their long-term averages while bonds are about as expensive we believe they could get, with extremely low yields. However, on an absolute basis, equities are not undervalued in our view. Compared with the last 25 years, stocks are trading approximately at their average price to earnings with well-above-average margins. Given the slow growth outlook and government meddling in markets, we think it is appropriate that equities would trade at a lower price-earnings ratio than their long-term average. That said, the relative valuation story is so strongly in favor of equities, we would argue valuation remains supportive for global equities.

For the long term, we believe the emerging middle-class populations in countries including China, India, Russia and Brazil will continue to work toward higher standards of living. This will require vast infrastructure and increasingly productive economies. We think these trends will drive the stocks of consumer-facing companies that serve these markets as well as infrastructure companies. As always, we will continue to buy stocks in companies that demonstrate strong cash generation, less leveraged balance sheets and what we consider solid opportunities for growth.

Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy International Core Equity Fund.

Ivy International Core Equity Fund

ALL DATA IS AS OF MARCH 31, 2013 (UNAUDITED)

Asset Allocation

Stocks	**94.7%**
Financials	15.6%
Consumer Staples	13.7%
Health Care	12.3%
Information Technology	11.1%
Consumer Discretionary	10.0%
Energy	10.0%
Industrials	9.4%
Telecommunication Services	8.8%
Materials	3.8%
Cash and Cash Equivalents	**5.3%**

Lipper Rankings

Category: Lipper International Large-Cap Core Funds	Rank	Percentile
1 Year	181/191	95
3 Year	98/172	57
5 Year	15/154	10
10 Year	7/96	8

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Country Weightings

Europe	**56.0%**
United Kingdom	24.0%
France	7.9%
Germany	7.2%
Netherlands	5.2%
Switzerland	4.3%
Sweden	3.9%
Other Europe	3.5%
Pacific Basin	**33.3%**
Japan	18.3%
Australia	4.6%
Other Pacific Basin	10.4%
North America	**3.2%**
Other	**2.2%**
Cash and Cash Equivalents	**5.3%**

Top 10 Equity Holdings

Company	Country	Sector	Industry
Unilever plc	United Kingdom	Consumer Staples	Packaged Foods & Meats
GlaxoSmithKline plc	United Kingdom	Health Care	Pharmaceuticals
Koninklijke Ahold N.V.	Netherlands	Consumer Staples	Food Retail
Royal Dutch Shell plc, Class A	United Kingdom	Energy	Integrated Oil & Gas
Total S.A.	France	Energy	Integrated Oil & Gas
Teva Pharmaceutical Industries Limited, ADR	Israel	Health Care	Pharmaceuticals
Bayer AG	Germany	Health Care	Pharmaceuticals
Cheung Kong (Holdings) Limited	Hong Kong	Financials	Real Estate Development
Rio Tinto plc	United Kingdom	Materials	Diversified Metals & Mining
Prudential plc	United Kingdom	Financials	Life & Health Insurance

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy International Core Equity Fund

(UNAUDITED)



Ivy International Core Equity Fund, Class A Shares(1) $19,798
MSCI EAFE Index $16,706
Lipper International Large-Cap Core Funds Universe Average $16,800
$40,000
$30,000
$20,000
$10,000
$0
12-31 2003
3-31 2004
3-31 2005
3-31 2006
3-31 2007
3-31 2008
3-31 2009
3-31 2010
3-31 2011
3-31 2012
3-31 2013

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return(2)	Class A	Class B	Class C	Class E	Class I	Class R	Class Y
1-year period ended 3-31-13	0.19%	1.37%	5.61%	0.16%	6.75%	—	6.42%
5-year period ended 3-31-13	-0.20%	-0.11%	0.35%	-0.23%	1.44%	—	1.19%
10-year period ended 3-31-13	10.48%	10.17%	10.35%	—	—	—	—
Since inception of Class through 3-31-13(3)	—	—	—	0.57%	2.16%	—	10.11%
Cumulative return since inception of Class through 3-31-13(4)	—	—	—	—	—	3.77%	—

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class R and Class Y shares are not subject to sales charges.

(3)4-2-07 for Class E and Class I shares and 7-24-03 for Class Y shares (the date on which shares were first acquired by shareholders).

(4)12-19-12 for Class R shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Ivy International Core Equity Fund (in thousands) MARCH 31, 2013

COMMON STOCKS	Shares	Value
Australia – 4.6%		
Amcor Limited	1,035	$ 10,005
Incitec Pivot Limited	5,672	18,249
Telstra Corporation Limited (A)	4,748	22,296
Toll Holdings Limited	3,184	19,656
		70,206
Belgium – 1.6%		
Anheuser-Busch InBev S.A., ADR (A)	241	24,002
China – 2.2%		
Baidu.com, Inc., ADR (A)	185	16,257
China Unicom Limited	13,192	17,674
		33,931
Denmark – 0.8%		
TDC A/S (A)(B)	1,583	12,163
France – 7.9%		
Cap Gemini S.A.	446	20,317
Danone	315	21,883
European Aeronautic Defence and Space Company	61	3,100
European Aeronautic Defence and Space Company (A)(B)	277	14,072
Sanofi-Aventis	260	26,454
Total S.A.	734	35,162
		120,988
Germany – 7.2%		
Bayer AG	315	32,488
DaimlerChrysler AG, Registered Shares	379	20,614
Deutsche Boerse AG	204	12,351
Dialog Semiconductor plc (A)	868	11,522
Fresenius SE & Co. KGaA (A)	12	1,532
Fresenius SE & Co. KGaA (A)(B)	115	14,182
Siemens AG	159	17,111
		109,800
Hong Kong – 3.0%		
Cheung Kong (Holdings) Limited	2,108	31,120
Sun Hung Kai Properties Limited	1,067	14,383
		45,503
Israel – 2.2%		
Teva Pharmaceutical Industries Limited, ADR	837	33,206
Japan – 18.4%		
Aozora Bank, Ltd. (B)	1,227	3,454
Asahi Breweries, Ltd.	693	16,552
Bridgestone Corporation	512	17,116
Canon Inc.	570	20,883
Chiyoda Corporation	297	$ 3,313
Daito Trust Construction Co., Ltd	128	10,942
Fuji Media Holdings, Inc.	10	17,264
Inpex Corp	4	22,535
JGC Corporation	632	16,153
Mitsui & Co., Ltd.	1,141	15,972
Mitsui Trust Holdings, Inc.	5,649	26,704
Nissin Kogyo Co., Ltd.	1,559	25,882
Sega Sammy Holdings Inc.	891	17,838
Softbank Corp.	584	26,791
Sumitomo Corporation	1,621	20,368
Yahoo Japan Corporation	40	18,174
		279,941
Netherlands – 5.2%		
Fugro N.V.	428	23,709
ING Groep N.V., Certicaaten Van Aandelen (A)	2,705	19,197
Koninklijke Ahold N.V.	2,410	36,938
		79,844
Singapore – 2.8%		
Singapore Telecommunications Limited	7,222	20,903
United Overseas Bank Limited	1,335	21,935
		42,838
South Korea – 2.4%		
Hyundai Mobis	76	21,287
Samsung Electronics Co., Ltd.	12	15,960
		37,247
Spain – 1.1%		
Amadeus IT Holding, S.A. (A)	643	17,361
Sweden – 3.9%		
Investor AB, B Shares	904	26,122
Securitas AB, Class B	1,830	17,230
TeliaSonera AB	2,326	16,607
		59,959
Switzerland – 4.3%		
Nestle S.A., Registered Shares	307	22,166
Novartis AG, Registered Shares	314	22,305
Swiss Re Ltd	256	20,834
		65,305
United Kingdom – 23.9%		
AMEC plc	1,091	17,501
BG Group plc	935	16,037
GlaxoSmithKline plc	1,620	37,871
Imperial Tobacco Group plc	772	26,973
Invensys plc, ADR	3,399	$ 18,118
Kingfisher plc	2,838	12,410
Prudential plc	1,761	28,497
Reckitt Benckiser Group plc	293	21,005
Rio Tinto plc	634	29,731
Royal Dutch Shell plc, Class A	1,134	36,612
Shire plc	603	18,368
Standard Chartered plc (A)	846	21,887
Unilever plc	942	39,827
Vodafone Group plc	6,605	18,727
WPP Group plc (A)	1,294	20,619
		364,183
United States – 3.2%		
Cognizant Technology Solutions Corporation, Class A (A)	269	20,626
Yahoo! Inc. (A)	1,204	28,325
		48,951
TOTAL COMMON STOCKS – 94.7%		**$1,445,428**
(Cost: $1,296,654)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper – 4.6%		
Abbott Laboratories, 0.120%, 4–23–13 (C)	$10,000	10,000
Air Products and Chemicals, Inc., 0.090%, 4–3–13 (C)	2,500	2,500
American Honda Finance Corp. (GTD by Honda Motor Co.), 0.140%, 5–9–13 (C)	5,000	4,999
Bemis Company, Inc., 0.320%, 5–6–13 (C)	4,750	4,748
Caterpillar Financial Services Corporation (GTD by Caterpillar Inc.), 0.100%, 5–2–13 (C)	10,000	9,999
CVS Caremark Corporation, 0.230%, 4–1–13 (C)	6,000	6,000
L'Air Liquide S.A., 0.200%, 4–26–13 (C)	4,000	3,999
Procter & Gamble Company (The), 0.130%, 4–26–13 (C)	10,000	9,999
St. Jude Medical, Inc., 0.250%, 4–2–13 (C)	429	429

Ivy International Core Equity Fund (in thousands) MARCH 31, 2013

SHORT-TERM SECURITIES (Continued)	Principal	Value
Commercial Paper (Continued)		
Toronto-Dominion Holdings USA Inc. (GTD by Toronto Dominion Bank):		
0.150%, 4–9–13 (C)	$5,000	$ 5,000
0.180%, 5–8–13 (C)	2,000	2,000
Total Capital Canada Ltd. (GTD by Total S.A.), 0.120%, 4–12–13 (C)	4,000	4,000
Wisconsin Electric Power Co., 0.180%, 4–1–13 (C)	7,365	7,365
		71,038
Master Note – 0.3%		
Toyota Motor Credit Corporation, 0.126%, 6–28–13 (D)	5,134	5,134
United States Government Agency Obligations – 0.7%		
Overseas Private Investment Corporation (GTD by United States Government), 0.150%, 4–7–13 (D)	$9,872	$ 9,872
TOTAL SHORT-TERM SECURITIES – 5.6%		**$ 86,044**
(Cost: $86,044)		
TOTAL INVESTMENT SECURITIES – 100.3%		**$1,531,472**
(Cost: $1,382,698)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.3%)		**(4,353)**
NET ASSETS – 100.0%		**$1,527,119**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2013, the total value of these securities amounted to $43,871 or 2.9% of net assets.

(C)Rate shown is the yield to maturity at March 31, 2013.

(D)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2013. Date shown represents the date the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2013. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Discretionary	$ 153,030	$ —	$ —
Consumer Staples	209,345	—	—
Energy	151,557	—	—
Financials	237,426	—	—
Health Care	186,405	—	—
Industrials	145,092	—	—
Information Technology	169,426	—	—
Materials	57,985	—	—
Telecommunication Services	135,162	—	—
Total Common Stocks	$1,445,428	$ —	$ —
Short-Term Securities	—	76,172	9,872
Total	$1,445,428	$ 76,172	$ 9,872

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed

Ivy International Core Equity Fund (in thousands) MARCH 31, 2013

Market Sector Diversification	
(as a % of net assets)	
Financials	15.6%
Consumer Staples	13.7%
Health Care	12.3%
Information Technology	11.1%
Consumer Discretionary	10.0%
Energy	10.0%
Industrials	9.4%
Telecommunication Services	8.8%
Materials	3.8%
Other+	5.3%

+Includes cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.

Ivy International Growth Fund

(UNAUDITED)



Chace Brundige

Below, Chace Brundige, CFA, portfolio manager of Ivy International Growth Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2013. Mr. Brundige has managed the Fund since January 2009 and has 19 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended March 31, 2013	
Ivy International Growth Fund (Class A shares at net asset value)	7.04%
Ivy International Growth Fund (Class A shares including sales load)	0.89%
Benchmark(s) and/or Lipper Category	
MSCI EAFE Growth Index (generally reflects the performance of international growth stocks)	11.38%
Lipper International Large-Cap Growth Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	9.12%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.

Economic uncertainty, policy concerns dominate markets

The fiscal year ending March 31, 2013, began at the tail-end of a sharp cyclical rally in international equity markets. A turnaround followed in May, driven by pronounced weakness in European manufacturing, concerns over slower growth in China, and higher yields in Southern Europe due to ongoing problems with the restructuring of Greece's debt. In keeping with a familiar pattern, equity markets then launched into a recovery in June, as a result of a continued series of government policy actions.

The rally was supported by what markets considered a positive outcome to elections in Greece, as well as actions by the European Central Bank (ECB) to directly recapitalize banks in Spain and buy down sovereign debt yields. Then in July, Mario Draghi, head of the ECB, said the bank would do "whatever it takes" to defend the eurozone, easing fears of rising bond yields and even a potential fracturing of the European Union — the rally was firmly on. Fulfilling Draghi's promise, in September the ECB announced unlimited buying of bonds with maturities up to three years. In the U.S., the Federal Reserve implemented "Quantitative Easing 3" to buy $40 billion per month of mortgage-backed bonds through at least mid-2015. Finally, the Bank of Japan (BOJ) increased its asset purchase commitment, although markets were underwhelmed (for the time being). Later in the period, new Japanese Prime Minister Shinzo Abe appointed Haruhiko Kuroda, a well-publicized monetary dove, to head the BOJ. Mr. Kuroda's promises of increased asset purchases helped buoy the Japanese market and weaken the yen up through the end of the period. BOJ's strong endorsement of the global printing press helped markets shrug off problematic Italian elections, continued Chinese property tightening, and further roadblocks in India with the fragmenting of its governing coalition.

Subpar performance driven by problematic second half

As noted above, the Fund underperformed its benchmark for the fiscal period. The year was divided into two distinct performance periods. Through mid-October, the Fund performed well, up more than 3% versus the index which ended roughly flat for the same period. During that time, the majority of holdings that had enjoyed success from the prior period continued to post gains. Companies with a defensible revenue growth tilt and dependable margins tended to outperform. More cyclical, less predictable companies lagged. We saw strong performance from companies like Fresenius SE & Co. KGaA, Telstra Corporation Limited, Diageo PLC, Bayer AG and Apple Inc.

Following mid-October and beginning in mid-November, we began to lose ground. Dramatic policy actions taken in Europe, the U.S., and eventually Japan led to a shift in the types of stocks that outperformed. Several of the Fund's early winners became losers during the second half of the fiscal year, particularly Apple Inc. Despite trimming our position in Apple Inc. before the sharp negative turn, we held too much for too long, causing the holding to detract from performance for the year, despite a good start. Information technology holdings were a significant drag to relative performance for the fiscal year. In addition, we sold Barclays PLC near its low for the year, which detracted from performance. Also, we saw Saipem SpA, a leading oil services company, decline more than 30% in a single day as it reported damage from low-margin contracts signed in prior periods. Despite this setback, stock selection within the energy sector was a top relative contributor to performance for the period. Compounding these investment decisions was our relative underweight in Japan, which detracted from performance during the first quarter of 2013. While we had increased our Japanese equity weighting, and had properly hedged part of our yen exposure, we did not do enough of either. Japanese stocks surged on the dramatic shift in policy and benefited greatly from the weakening yen. The Fund was not positioned to fully take advantage of Japan's market rally.

Looking ahead

Since the fiscal year-end, the BOJ has announced it will buy Japanese government bonds aggressively in an effort to double the country's monetary base in two years. The depreciating yen weakened further, the strong stock market strengthened, and investors worldwide found themselves owning less of Japan than they wanted (including the Fund). In the short and medium term, it is easy to imagine this pattern persisting. An increase in the supply of Japanese yen should help assets denominated in yen rise in value. However, at some point, we think a 0.6% yield on a 10-year bond issued by a government with a 215% debt-to-GDP ratio — aggressively trying to weaken its currency and stoke inflation — seems like an inappropriate investment for the Fund. We believe it is inevitable that bondholders will eventually revolt and sell faster than the BOJ can buy. Rates would then rise sharply and the debt would become unserviceable without a Zimbabwe-like printing of money. We believe when and if this happens, Japan — and the rest of the world — has a real problem. However, the timing of such turning points is nearly impossible to predict.

Assuming the (latest) Japanese experiment continues successfully, that market should remain strong in yen terms. Anecdotally, the low yields and promise of a weakening currency are currently leading flows into higher-yielding markets. We believe this likely includes a variety of emerging and also somewhat troubled bond markets — likely Brazil and Indonesia, but also possibly Spain and Portugal. The distortion of rates, especially in the U.S. and Japan, has led to a global search for yield. For now, this is supportive for equities. We do not believe investments in bonds are appropriate when many equities are available with reasonable yields that should provide protection from eventual inflation.

So, with the pattern of the last four years firmly in place (volatile markets and governments with aggressive policies trying to support markets), we will continue to invest in light of those market conditions. We will likely add to Japan, especially focusing on well-run global industrial competitors who will likely benefit greatly from a weaker yen. Conversely, we expect to avoid their South Korean competitors. As always, we will continue to search for competitively well-positioned companies we feel the market has undervalued or similarly has underestimated their ability to generate long-term fundamental outperformance.

Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

International investing involves additional risks including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These and other risks are more fully described in the Portfolio's prospectus.

The Fund may use derivatives to hedge various instruments, for risk management purposes or to increase investment income or gain in the Fund. These techniques involve additional risk, as the value of investments in derivatives may not correlate perfectly with the overall securities markets or with the underlying asset from which the derivative's value is derived.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy International Growth Fund.

Ivy International Growth Fund

Asset Allocation

Stocks	**90.1%**
Consumer Discretionary	17.2%
Industrials	16.8%
Information Technology	14.4%
Health Care	11.4%
Financials	9.4%
Consumer Staples	7.6%
Materials	6.4%
Energy	4.7%
Telecommunication Services	2.2%
Cash and Cash Equivalents	**9.9%**

Lipper Rankings

Category: Lipper International Large-Cap Growth Funds	Rank	Percentile
1 Year	177/214	83
3 Year	18/199	9
5 Year	61/158	39
10 Year	62/116	53

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Country Weightings

Europe	**51.1%**
France	12.7%
Germany	12.7%
United Kingdom	11.9%
Switzerland	3.8%
Other Europe	10.0%
Pacific Basin	**28.7%**
Japan	12.5%
Australia	4.5%
India	3.9%
Other Pacific Basin	7.8%
North America	**8.3%**
United States	7.4%
Other North America	0.9%
Other	**2.0%**
Cash and Cash Equivalents	**9.9%**

Top 10 Equity Holdings

Company	Country	Sector	Industry
Diageo plc	United Kingdom	Consumer Staples	Distillers & Vintners
InBev NV	United States	Consumer Staples	Brewers
Bayer AG	Germany	Health Care	Pharmaceuticals
Safran	France	Industrials	Aerospace & Defense
Telstra Corporation Limited	Australia	Telecommunication Services	Integrated Telecommunication Services
Vinci	France	Industrials	Construction & Engineering
Teva Pharmaceutical Industries Limited, ADR	Israel	Health Care	Pharmaceuticals
Fresenius SE & Co. KGaA	Germany	Health Care	Health Care Services
GlaxoSmithKline plc	United Kingdom	Health Care	Pharmaceuticals
Bridgestone Corporation	Japan	Consumer Discretionary	Tires & Rubber

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy International Growth Fund

(UNAUDITED)



Ivy International Growth Fund, Class A Shares(1) $17,185
MSCI EAFE Growth Index $17,095
Lipper International Large-Cap Growth Funds Universe Average $17,449
$30,000
$20,000
$10,000
$0
12-31 2003
3-31 2004
3-31 2005
3-31 2006
3-31 2007
3-31 2008
3-31 2009
3-31 2010
3-31 2011
3-31 2012
3-31 2013

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A	Class B	Class C	Class E[3]	Class I	Class R	Class Y
1-year period ended 3-31-13	0.89%	1.95%	6.03%	1.10%	7.38%	—	7.14%
5-year period ended 3-31-13	-0.64%	-0.69%	-0.42%	-0.41%	0.92%	—	0.71%
10-year period ended 3-31-13	8.76%	8.25%	8.33%	—	—	—	—
Since inception of Class through 3-31-13[4]	—	—	—	0.53%	1.81%	—	8.19%
Cumulative return since inception of class through 3-31-13[5]	—	—	—	—	—	2.04%	—

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class R and Class Y shares are not subject to sales charges.

(3)Class E shares are not currently available for investment.

(4)4-2-07 for Class E and Class I shares and 7-24-03 for Class Y shares (the date on which shares were first acquired by shareholders).

(5)12-19-12 for Class R shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Ivy International Growth Fund *(in thousands)* MARCH 31, 2013

COMMON STOCKS	Shares	Value
Australia – 4.5%		
Coca-Cola Amatil Limited	226	$ 3,432
David Jones Limited	1,030	3,206
Telstra Corporation Limited (A)	1,307	6,138
		12,776
Canada – 0.9%		
Agrium Inc.	26	2,565
China – 2.2%		
Baidu.com, Inc., ADR (A)	27	2,402
Ping An Insurance (Group) Company of China, Ltd., A Shares	310	2,050
Tingyi Holding Corp.	694	1,810
		6,262
France – 12.7%		
Alstom	68	2,769
Cap Gemini S.A.	87	3,953
Compagnie Generale des Etablissements Michelin, Class B	42	3,472
European Aeronautic Defence and Space Company	38	1,914
LVMH Moet Hennessy – Louis Vuitton	23	3,931
Pinault-Printemps-Redoute S.A.	14	3,120
Safran	138	6,174
Sanofi-Aventis	51	5,222
Vinci	130	5,875
		36,430
Germany – 11.4%		
adidas AG	30	3,073
Bayer AG	61	6,336
DaimlerChrysler AG, Registered Shares	94	5,094
Deutsche Lufthansa AG	176	3,428
Fresenius SE & Co. KGaA (A)	47	5,747
Linde AG	15	2,787
MTU Aero Engines Holding AG	50	4,750
SAP AG	19	1,501
		32,716
Hong Kong – 3.2%		
Galaxy Entertainment Group Limited, ADR (A)	1,227	5,121
Yue Yuen Industrial (Holdings) Limited	1,210	3,944
		9,065
India – 3.9%		
Housing Development Finance Corporation Limited (A)	52	791
Housing Development Finance Corporation Limited (A)(B)	228	3,470
NMDC Limited (A)	1,069	2,698
State Bank of India	108	4,122
		11,081
Ireland – 1.3%		
Smurfit Kappa Group plc	221	$ 3,616
Israel – 2.0%		
Teva Pharmaceutical Industries Limited, ADR	147	5,819
Italy – 0.9%		
Eni S.p.A.	113	2,547
Japan – 12.5%		
Bridgestone Corporation	157	5,250
Canon Inc.	63	2,291
JGC Corporation	97	2,479
KONAMI Corporation	85	1,697
Mitsubishi Corporation	198	3,705
Mitsubishi Electric Corporation	278	2,247
Mitsui & Co., Ltd.	134	1,869
Mitsui Trust Holdings, Inc.	244	1,153
Mizuho Financial Group, Inc.	1,522	3,250
Nexon Co., Ltd. (A)	31	304
Nexon Co., Ltd. (A)(B)	102	986
Nissin Kogyo Co., Ltd.	209	3,472
ORIX Corporation	361	4,584
Sumitomo Corporation	205	2,579
		35,866
Luxembourg – 1.4%		
Acergy S.A.	58	1,366
Tenaris S.A.	133	2,707
		4,073
Netherlands – 1.1%		
ASML Holding N.V., Ordinary Shares (A)	48	3,225
Norway – 2.6%		
Seadrill Limited (A)	107	3,870
Yara International ASA	79	3,588
		7,458
South Korea – 1.4%		
Samsung Electronics Co., Ltd.	3	4,017
Sweden – 2.7%		
AB Volvo, Class B (A)	287	4,174
Telefonaktiebolaget LM Ericsson, B Shares	293	3,656
		7,830
Switzerland – 3.8%		
Credit Suisse Group AG, Registered Shares	122	3,189
Novartis AG, Registered Shares	65	4,591
Swatch Group Ltd (The), Bearer Shares	5	3,157
		10,937
Taiwan – 1.0%		
MediaTek Incorporation	242	2,752
United Kingdom – 11.9%		
ARM Holdings plc, ADR	70	$ 2,947
BHP Billiton plc	95	2,754
British American Tobacco plc	60	3,214
Capita Group plc (The)	122	1,664
Diageo plc	219	6,895
Experian plc	254	4,402
GlaxoSmithKline plc	227	5,314
Pearson plc	136	2,440
Prudential plc	273	4,412
		34,042
United States – 7.4%		
Apple Inc.	5	2,182
Cognizant Technology Solutions Corporation, Class A (A)	63	4,839
InBev NV	69	6,793
QUALCOMM Incorporated	63	4,233
Schlumberger Limited	43	3,196
		21,243
TOTAL COMMON STOCKS – 88.8%		**$254,320**
(Cost: $226,520)		

PREFERRED STOCKS	Shares	Value
Germany – 1.3%		
Volkswagen AG, 2.260% (A)	19	3,855
TOTAL PREFERRED STOCKS – 1.3%		**$ 3,855**
(Cost: $3,896)		

SHORT-TERM SECURITIES	Principal	Value
Certificate Of Deposit – 1.0%		
Banco del Estado de Chile, 0.240%, 4–18–13	$3,000	3,000
Commercial Paper – 5.3%		
Caterpillar Financial Services Corporation (GTD by Caterpillar Inc.), 0.120%, 5–24–13 (C)	5,040	5,039
McCormick & Co. Inc., 0.170%, 4–1–13 (C)	4,054	4,054
Toronto-Dominion Holdings USA Inc. (GTD by Toronto Dominion Bank), 0.150%, 4–9–13 (C)	2,000	2,000
Total Capital Canada Ltd. (GTD by Total S.A.), 0.120%, 4–12–13 (C)	4,000	4,000
		15,093

Ivy International Growth Fund (in thousands) MARCH 31, 2013

SHORT-TERM SECURITIES (Continued)	Principal	Value
Master Note – 2.5%		
Toyota Motor Credit Corporation, 0.126%, 6-28-13 (D)	$7,022	$ 7,022
TOTAL SHORT-TERM SECURITIES – 8.8%		**$ 25,115**
(Cost: $25,115)		
TOTAL INVESTMENT SECURITIES – 98.9%		**$283,290**
(Cost: $255,531)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.1%		3,259
NET ASSETS – 100.0%		**$286,549**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2013, the total value of these securities amounted to $4,456 or 1.6% of net assets.

(C)Rate shown is the yield to maturity at March 31, 2013.

(D)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2013. Date shown represents the date the variable rate resets.

The following forward foreign currency contracts were outstanding at March 31, 2013:

Type	Currency	Counterparty	Principal Amount of Contract (Denominated in Indicated Currency)	Settlement Date	Unrealized Appreciation	Unrealized Depreciation
Sell	Japanese Yen	Goldman Sachs International	1,304,800	4–22–13	$—	$125

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2013. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Discretionary	$ 45,280	$ —	$ —
Consumer Staples	22,146	—	—
Energy	13,685	—	—
Financials	27,020	—	—
Health Care	33,030	—	—
Industrials	48,032	—	—
Information Technology	40,983	—	—
Materials	18,007	—	—
Telecommunication Services	6,137	—	—
Total Common Stocks	$254,320	$ —	$ —
Preferred Stocks	3,855	—	—
Short-Term Securities	—	25,115	—
Total	$258,175	$ 25,115	$ —
Liabilities			
Forward Foreign Currency Contracts	$ —	$ 125	$ —

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed

Ivy International Growth Fund (in thousands) MARCH 31, 2013

Market Sector Diversification	
(as a % of net assets)	
Consumer Discretionary	17.2%
Industrials	16.8%
Information Technology	14.4%
Health Care	11.4%
Financials	9.4%
Consumer Staples	7.6%
Materials	6.4%
Energy	4.7%
Telecommunication Services	2.2%
Other+	9.9%

+Includes cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.



Daniel P. Becker



Philip J. Sanders

Below, Daniel P. Becker, CFA, and Philip J. Sanders, CFA, portfolio managers of Ivy Large Cap Growth Fund, discuss positioning, performance and results for the fiscal year ended March 31, 2013. Mr. Becker has managed the Fund since its inception and has 24 years of industry experience. Mr. Sanders has managed the Fund since 2006 and has 24 years of industry experience.

Fiscal Year Performance



For the 12 Months Ended March 31, 2013	
Ivy Large Cap Growth Fund (Class A shares at net asset value)	5.03%
Ivy Large Cap Growth Fund (Class A shares including sales charges)	–1.01%
Benchmark(s) and/or Lipper Category	
Russell 1000 Growth Index (generally reflects the performance of securities that represent the large-cap growth market)	10.09%
Lipper Large-Cap Growth Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	7.58%



Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.

For some time now, global central banks have responded to weaker-than-desired economic growth by embarking on a series of expansionary monetary policies. The Federal Reserve (Fed) has committed to leaving interest rates unchanged from the current historically low levels until a meaningful improvement in unemployment occurs; the European Central Bank has unequivocally indicated its intention to stand behind its member banks; and most recently, the Bank of Japan has initiated a monetary easing policy similar to that of the Fed. This is all occurring at a time when the leadership transition in China is now complete and there is growing evidence that fears of a "hard landing" in that country will not come to fruition. The net effect of these developments is that fears of global systemic risk have greatly receded and market sentiment has markedly improved. This is reflected in the dramatic narrowing in European credit spreads and a fall in stock correlations back to more normal levels. To be sure, we do not believe we are out of the woods yet and would not be surprised to see more market volatility related to sovereign debt concerns, global growth fears or ongoing policy debates in Washington.

Sources of strength, weakness

The Fund posted a solid positive return for the 12 months ending March 31, 2013, but underperformed its benchmark, Russell 1000 Growth Index, and peer group. Fund performance was hampered by an underweight position and unfavorable stock selection in both the health care and consumer staples sectors, as well as underperformance in key consumer discretionary and energy holdings. On a positive note, performance benefited from strong stock selection in the technology and materials sectors, but this was not enough to offset the aforementioned underperformance. The bulk of the Fund's underperformance occurred in the early part of the year when markets were particularly volatile and fears of a European debt crisis resurfaced. During this period, the Fund's modest cyclical tilt and exposure to leading multinational growth companies proved detrimental as the strength of the global growth outlook was called into question.

Strategies employed, sector emphasis

The Fund's philosophy and investment process has remained consistent over time and continues to focus on identifying what we believe are structurally advantaged companies that can generate superior levels of profitability and growth over the long term. Our higher-quality focus did not prove particularly helpful over the course of the past fiscal year, but has resulted in a very solid long-term track record and we believe it will be a positive factor in the future as well. With corporate profit margins at or near record levels, earnings growth will increasingly be dependent on top-line growth — something that will clearly be a challenge given the structural and global economic headwinds that currently exist.

Despite our relatively weak outlook for corporate profit growth, we see a stabilizing global economy and expansionary monetary policies as key positives. Valuations are still reasonable, in our view, and opportunities exist for companies with unique product cycles, end markets or structural drivers to shine in a slow-growth world. The bulk of the Fund's portfolio presently consists of companies that we believe possess a strong secular growth outlook and do not need much help from economic tailwinds. Currently, we are finding these opportunities primarily in specific areas of the technology, consumer discretionary and health care sectors. Key areas of underweight are the more cyclical industrial sector, due to potential earnings risk, and the traditionally defensive consumer staples sector, due to limited growth potential and unappealing valuations.

Outlook

As 2013 unfolds, we continue to believe there will be relatively slow economic growth both at home and abroad. Despite continued improvement in the U.S. housing and auto sectors, it will be very challenging, in our view, for the U.S. economy to gain significant momentum in the face of the fiscal drag associated with higher taxes and lower government spending. As a result of broad-based austerity programs throughout Europe and the eventual normalization of monetary policy from global central bankers, we expect a prolonged slow-growth environment for the global economy. The good news is that we believe that there are pockets of strength and the global easing cycle remains firmly in place. Furthermore, U.S. corporations have never been better positioned for such an environment given their rock-solid balance sheets, near-record operating margins and exceptional free cash flow generation.

The re-emergence of global macroeconomic fears in the spring of last year created a number of market anomalies that now represent attractive opportunities, in our view. One winning strategy in 2012 consisted of owning companies that aggressively deployed capital on behalf of shareholders via dividends and share buybacks. The most "defensive" of companies that followed this playbook now appear richly valued by historical measures in an environment where systemic risk has been greatly reduced. We believe there is much better value in those companies with higher growth/profitability metrics and lower, but rising payout ratios. Consequently, those companies with the highest dividend growth, rather than absolute yield, may be the better stocks in the year ahead and we are finding many attractive opportunities that fit this profile in our universe of growth companies. Given the slower-than-expected global recovery, persistently low cost of capital and rising cash balances, management teams of many growth companies have become more willing to return excess cash to shareholders. To be clear, they are not willing to pass on what we believe are attractive investment opportunities; however, if economic growth remains sluggish, they are likely to be in a stronger position than most to deploy capital in a shareholder-friendly manner. Our investment style, which focuses on structurally advantaged companies with superior financial characteristics, could be a significant beneficiary of this trend.

Performance shown at NAV does not include the effects of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Large Cap Growth Fund.

Ivy Large Cap Growth Fund

ALL DATA IS AS OF MARCH 31, 2013 (UNAUDITED)

Asset Allocation

Stocks	**97.9%**
Information Technology	27.3%
Consumer Discretionary	25.7%
Industrials	12.3%
Health Care	11.6%
Consumer Staples	5.5%
Materials	5.4%
Energy	4.6%
Telecommunication Services	3.7%
Financials	1.8%
Cash and Cash Equivalents	**2.1%**

Lipper Rankings

Category: Lipper Large-Cap Growth Funds	Rank	Percentile
1 Year	511/705	73
3 Year	349/623	56
5 Year	414/554	75
10 Year	115/377	31

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector
Visa Inc., Class A	Information Technology
Gilead Sciences, Inc.	Health Care
MasterCard Incorporated, Class A	Information Technology
Monsanto Company	Materials
Las Vegas Sands, Inc.	Consumer Discretionary
Biogen Idec Inc.	Health Care
CBS Corporation, Class B	Consumer Discretionary
Wynn Resorts, Limited	Consumer Discretionary
Apple Inc.	Information Technology
Canadian Pacific Railway Limited	Industrials

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy Large Cap Growth Fund

(UNAUDITED)


Ivy Large Cap Growth Fund, Class A Shares(1) $20,999
Russell 1000 Growth Index $22,876
Lipper Large-Cap Growth Funds Universe Average $21,355
$40,000
$30,000
$20,000
$10,000
$0
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return(2)	Class A	Class B	Class C	Class E	Class I	Class R	Class Y
1-year period ended 3-31-13	-1.01%	0.02%	4.28%	-1.01%	5.36%	4.69%	5.09%
5-year period ended 3-31-13	2.75%	2.58%	3.11%	2.75%	4.23%	3.64%	4.06%
10-year period ended 3-31-13	7.70%	7.08%	7.43%	—	—	—	8.50%
Since inception of Class through 3-31-13(3)	—	—	—	4.24%	5.67%	4.73%	—

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class R and Class Y shares are not subject to sales charges.

(3)4-2-07 for Class E and Class I shares and 12-29-05 for Class R shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Ivy Large Cap Growth Fund (in thousands) MARCH 31, 2013

COMMON STOCKS	Shares	Value
Aerospace & Defense – 2.0%		
Boeing Company (The)	4	$ 335
Precision Castparts Corp.	144	27,229
		27,564
Apparel Retail – 0.6%		
Limited Brands, Inc. (A)	186	8,311
Apparel, Accessories & Luxury Goods – 0.6%		
Under Armour, Inc., Class A (A)	170	8,704
Application Software – 1.4%		
Intuit Inc.	299	19,616
Asset Management & Custody Banks – 1.8%		
T. Rowe Price Group, Inc.	328	24,548
Automotive Retail – 1.7%		
AutoZone, Inc. (A)	50	19,720
O'Reilly Automotive, Inc. (A)	30	3,107
		22,827
Biotechnology – 8.3%		
Biogen Idec Inc. (A)	265	51,201
Gilead Sciences, Inc. (A)	1,280	62,610
		113,811
Brewers – 2.3%		
Anheuser-Busch InBev S.A., ADR (A)	321	31,946
Broadcasting – 3.7%		
CBS Corporation, Class B	1,089	50,855
Cable & Satellite – 0.4%		
Time Warner Cable Inc.	63	6,063
Casinos & Gaming – 7.4%		
Las Vegas Sands, Inc.	942	53,083
Wynn Resorts, Limited	386	48,324
		101,407
Communications Equipment – 2.7%		
QUALCOMM Incorporated	549	36,776
Computer Hardware – 3.3%		
Apple Inc.	104	46,078
Construction & Farm Machinery & Heavy Trucks – 0.6%		
Caterpillar Inc.	102	8,862
Data Processing & Outsourced Services – 9.1%		
MasterCard Incorporated, Class A	114	61,635
Visa Inc., Class A	382	64,861
		126,496
Diversified Chemicals – 1.1%		
PPG Industries, Inc.	117	15,644
Fertilizers & Agricultural Chemicals – 4.3%		
Monsanto Company	551	$58,160
Footwear – 1.3%		
NIKE, Inc., Class B	293	17,260
Health Care Facilities – 1.0%		
HCA Holdings, Inc.	353	14,359
Home Improvement Retail – 2.1%		
Home Depot, Inc. (The)	421	29,398
Hotels, Resorts & Cruise Lines – 1.1%		
Starwood Hotels & Resorts Worldwide, Inc.	244	15,537
Industrial Machinery – 2.4%		
Pall Corporation	201	13,756
Pentair, Inc. (A)	362	19,096
		32,852
Internet Retail – 2.2%		
Amazon.com, Inc. (A)	116	30,886
Internet Software & Services – 4.5%		
eBay Inc. (A)	486	26,373
Facebook, Inc., Class A (A)	252	6,438
Google Inc., Class A (A)	38	29,776
		62,587
IT Consulting & Other Services – 1.7%		
Cognizant Technology Solutions Corporation, Class A (A)	306	23,473
Motorcycle Manufacturers – 2.4%		
Harley-Davidson, Inc.	629	33,547
Oil & Gas Equipment & Services – 4.6%		
Core Laboratories N.V.	43	5,862
National Oilwell Varco, Inc.	386	27,274
Schlumberger Limited	401	30,046
		63,182
Personal Products – 0.6%		
Estee Lauder Companies, Inc. (The), Class A	126	8,093
Pharmaceuticals – 2.3%		
Allergan, Inc.	268	29,895
Zoetis Inc.	60	1,997
		31,892
Railroads – 7.3%		
Canadian Pacific Railway Limited	297	38,724
Kansas City Southern	272	30,209
Union Pacific Corporation	217	30,860
		99,793
Restaurants – 2.2%		
Starbucks Corporation	524	29,830
Semiconductor Equipment – 0.9%		
ASML Holding N.V., NY Registry Shares (A)	184	$ 12,538
Semiconductors – 1.4%		
Altera Corporation	494	17,522
Microchip Technology Incorporated	38	1,382
		18,904
Systems Software – 2.3%		
Oracle Corporation	789	25,520
VMware, Inc., Class A (A)	76	5,963
		31,483
Tobacco – 2.6%		
Philip Morris International Inc.	383	35,508
Wireless Telecommunication Service – 3.7%		
American Tower Corporation, Class A (A)	310	23,876
Crown Castle International Corp. (A)	387	26,923
		50,799
TOTAL COMMON STOCKS – 97.9%		**$1,349,589**
(Cost: $975,198)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper – 1.3%		
Clorox Company (The), 0.320%, 4–29–13 (B)	$4,000	3,999
Federal Home Loan Bank, 0.070%, 5–15–13 (B)	2,539	2,539
Honeywell International Inc., 0.150%, 5–30–13 (B)	2,000	1,999
Prudential Funding LLC (GTD by Prudential Financial Inc.), 0.090%, 4–1–13 (B)	2,075	2,075
River Fuel Funding Company #3, Inc. (GTD by Bank of Nova Scotia), 0.180%, 4–15–13 (B)	4,000	4,000
Wal-Mart Stores, Inc., 0.080%, 4–8–13 (B)	3,000	3,000
		17,612

Ivy Large Cap Growth Fund (in thousands) MARCH 31, 2013

SHORT-TERM SECURITIES (Continued)	Principal	Value
Master Note – 0.3%		
Toyota Motor Credit Corporation, 0.126%, 6–28–13 (C)	$4,243	$ 4,243
TOTAL SHORT-TERM SECURITIES – 1.6%		**$ 21,855**
(Cost: $21,855)		
TOTAL INVESTMENT SECURITIES – 99.5%		**$1,371,444**
(Cost: $997,053)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.5%		**6,250**
NET ASSETS – 100.0%		**$1,377,694**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Rate shown is the yield to maturity at March 31, 2013.

(C)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2013. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2013. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$1,349,589	$ —	$ —
Short-Term Securities	—	21,855	—
Total	$1,349,589	$ 21,855	$ —

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed

See Accompanying Notes to Financial Statements.

Ivy Limited-Term Bond Fund



Mark Otterstrom

Below, Mark Otterstrom, CFA, portfolio manager of the Ivy Limited-Term Bond Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2013. He has managed the Fund since August 2008 and has 26 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended March 31, 2013	
Ivy Limited-Term Bond Fund (Class A shares at net asset value)	2.29%
Ivy Limited-Term Bond Fund (Class A shares including sales charges)	–0.27%
Benchmark(s) and/or Lipper Category	
Barclays 1-5 Year U.S. Government/Credit Index (generally reflects the performance of securities representing the short- and intermediate-term bond market)	1.96%
Lipper Short-Intermediate Investment Grade Debt Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	3.67%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.

The Fund outperformed its benchmark, before the effect of sales charges, but underperformed its Lipper peer group over the last 12 months.

One of the challenges faced by the Fund over the last year was the elevated level of volatility within the high-grade taxable bond market. Following a dramatic sell-off in the Treasury market in early calendar year 2012, the long bond had peaked at a 3.48% yield. Economist had revised first half gross domestic product (GDP) estimates from 1% to 2% or higher. While this was still fairly anemic growth, it removed much of the fear of a double-dip recession that was prevalent at the end of 2011. The portfolio duration was taken to a neutral position at the beginning of the Fund's fiscal year in anticipation of an improved economic environment for 2012.

After a very strong start to 2012, we saw a marked decline in economic activity during the calendar's second quarter. It became evident that much of the first quarter strength was due to the mild weather conditions and was not the start of a sustainable economic recovery. We began to see downgraded expectations for global growth in 2012. The Federal Reserve (Fed) extended Operation Twist until the end of the year to help support its easy monetary policy. Credit default swap spreads on European sovereign debt, especially Spanish sovereign debt, rose sharply between March and July. We underestimated the strength of the flight to quality transition that occurred as a result. The European debt crisis and renewed concerns over the slowing U.S. economy helped trigger a strong rally in the Treasury bond market. By late July, Treasury yields reached record lows. During this period the Fund was underweighted Treasury debt, especially at the long end of the curve. With its duration neutral to the benchmark, the Fund only partially participated in the strong Treasury rally.

Demand for yield

The Fund did benefit from its increased exposure to high-grade corporate debt during a period of steadily declining corporate bond spreads. Corporate bond credit spreads had widened significantly though the end of November 2011. We took that opportunity to increase our exposure to the corporate bond sector while also increasing our exposure to lower-rated investment-grade debt. High-grade corporate bond issuance has been very robust over the last 12 months. Many corporate treasurers took advantage of the lower rates to fund merger and acquisition activity, refinance high-cost debt, use cheap debt to fund stock buyback programs and use funds for general corporate purposes. Demand for this debt has been very strong. The renewed search for yield and the push into risk assets has led to a strong demand for lower-rated corporate bonds. This demand does not appear to be abating anytime soon. Investors continue to look for safe havens for income and stability during these periods of market volatility.

Agency mortgage-backed securities (MBS) have performed well this year. A combination of relatively low supply matched against a strong demand profile has led to tighter spreads in the MBS markets in general. Early in the year, spreads widened after the federal government announced an enhanced version of its Home Affordable Refinance Program (HARP) designed to help homeowners refinance their high mortgage debt into the current low-interest-rate mortgages. The fear of increased prepayment speeds was reflected in wider spreads for the higher premium MBS. After a couple of months it became clear that the fear of much faster prepayment speeds was unwarranted and spreads on these bonds returned to lower levels. Prior to the Fed's announcement of another round of quantitative easing (QE3) prepayment speeds had remained surprisingly stable given the market volatility of the 10-year Treasury bond.

Global economic concerns

The Treasury market experienced an elevated level of volatility over the past year. In July, as concerns over the European debt crisis dragged on and the U.S. economy slowed to a snail's pace, yields at the longer end of the Treasury curve hit record lows. The flight to quality trade was in full swing. The European Central Bank (ECB) and the Fed were determined to do whatever they could to reverse this trade. The ECB pledged to buy as much European sovereign debt as is needed to relieve the liquidity pressures that were building in Europe. The stated intention to provide this market liquidity was enough to act as a pressure release valve, releasing much of the steam building in the European bond markets. This also had the effect of quickly reversing some of the flight to quality trade that had occurred over the prior several months.

At about the same time, the U.S. bond markets began to price in the likelihood of QE3 occurring prior to the U.S. elections. The mortgage market began to see narrower spreads in the weeks leading up to the Fed announcement of QE3. This new round of liquidity was an attempt by the Fed to push investors out of the Treasury trade and into riskier assets. At its September meeting, the Fed announced the much anticipated round of mortgage security purchases. Once the program was announced, we witnessed a second, stronger move down in spreads. This has given renewed life to the refinancing wave we saw over the last two years. The Fed's actions also reduced the flight to quality trade and increased the demand for risk assets. The Fed has shown that it is committed to maintain an easy monetary policy until it sees an improved labor market and sustained economic growth.

In our view, the reality of investing in the capital markets is being held hostage by the dysfunction coming out of Washington. This dysfunction is creating a very volatile environment for the high -grade bond markets. As always, we are now trying to take a longer-term perspective while protecting against short-term market risks.

We continue to see major headwinds to the growth of the U.S. economy. There likely will be very little, if any, fiscal stimulus this year out of Washington. The division in Washington likely will only add to the uncertainty and volatility in the financial markets. Inflation should remain under control from now thru 2014. Given the tepid jobs recovery, the Fed's quantitative easing most likely will continue well into 2014.

While a government shutdown was avoided, another potential battle over the debt ceiling looms large later this year. Credit markets are subject to a potential growth scare as the effect of the budget sequesters begins to show up in the economic data. The resolution of the fiscal cliff at year-end was little more than delaying the resolution until later in 2013. Tangible spending cuts must be reached to prevent another circus erupting in Washington over the U.S. debt limited extension.

Historically, sustained bond bear markets have not been able to get underway until the Fed tightening cycle is imminent. That continues to suggest rates will remain low throughout 2014. Our goal is to maintain the portfolio duration slightly above its benchmark at this time. There is continued demand for spread product within the high-grade bond market. We are willing to take additional credit risk when we believe we are being compensated to do so.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment. Fixed-income securities are subject to interest rate risk and, as such, the Fund's net asset value may fall as interest rates rise. These and other risks are more fully described in the Fund's prospectus.

Certain U.S. government securities in which the Fund may invest, such as Treasury securities and securities issued by the Government National Mortgage Association (Ginnie Mae), are backed by the full faith and credit of the U.S. government. However, other government securities in which the Fund may invest, such as securities issued by the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac) and the Federal Home Loan Banks (FHLB), are not backed by the full faith and credit of the U.S. government, are not insured or guaranteed by the U.S. government and, instead, may be supported only by the right of the issuer to borrow from the U.S. Treasury or by the credit of the issuer.

On September 7, 2008, the Federal Housing Finance Agency (FHFA), an agency of the U.S. government, placed Fannie Mae and Freddie Mac into conservatorship, a statutory process with the objective of returning the entities to normal business operations. FHFA will act as the conservator to operate Fannie Mae and Freddie Mac until they are stabilized. It is unclear what effect this conservatorship will have on the securities issued or guaranteed by Fannie Mae or Freddie Mac.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted is unmanaged and includes reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Limited-Term Bond Fund.

Ivy Limited-Term Bond Fund

Asset Allocation

Bonds	**95.2%**
Corporate Debt Securities	67.2%
United States Government and Government Agency Obligations	27.0%
Municipal Bonds – Taxable	1.0%
Cash and Cash Equivalents	**4.8%**

Lipper Rankings

Category: Lipper Short-Intermediate Investment Grade Debt Funds	Rank	Percentile
1 Year	119/149	80
3 Year	111/131	85
5 Year	80/117	68
10 Year	54/87	62

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Quality Weightings

Investment Grade	**89.0%**
AAA	0.4%
AA	31.4%
A	30.2%
BBB	27.0%
Non-Investment Grade	**6.2%**
BB	6.0%
B	0.2%
Cash and Cash Equivalents	**4.8%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's.

Ivy Limited-Term Bond Fund

(UNAUDITED)



$30,000
$20,000
$10,000
$0
Ivy Limited-Term Bond Fund, Class A Shares(1) $13,913
Barclays 1-5 Year U.S. Government/Credit Index $14,281
Lipper Short-Intermediate Investment Grade Debt Funds Universe Average $14,702
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[(2)]	Class A	Class B	Class C	Class E	Class I	Class R	Class Y
1-year period ended 3-31-13	-0.27%	-2.55%	1.54%	-0.39%	2.54%	—	2.29%
5-year period ended 3-31-13	3.52%	3.02%	3.29%	3.52%	4.34%	—	4.07%
10-year period ended 3-31-13	3.36%	2.73%	2.80%	—	—	—	3.69%
Since inception of Class through 3-31-13[(3)]	—	—	—	4.15%	5.00%	—	—
Cumulative return since inception of Class through 3-31-13[(4)]	—	—	—	—	—	0.41%	—

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 2.50%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class R and Class Y shares are not subject to sales charges.

(3)4-2-07 for Class E and Class I shares (the date on which shares were first acquired by shareholders).

(4)12-19-12 for Class R shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Ivy Limited-Term Bond Fund *(in thousands)* MARCH 31, 2013

CORPORATE DEBT SECURITIES	Principal	Value
Aerospace & Defense – 0.9%		
Bombardier Inc., 7.500%, 3–15–18 (A)	$12,875	$14,694
Apparel Retail – 1.0%		
Limited Brands, Inc., 8.500%, 6–15–19	13,000	15,958
Apparel, Accessories & Luxury Goods – 1.2%		
LVMH Moet Hennessy – Louis Vuitton, 1.625%, 6–29–17 (A)	15,000	15,179
V.F. Corporation, 1.038%, 8–23–13 (B)	4,000	4,012
		19,191
Automobile Manufacturers – 1.8%		
Nissan Motor Acceptance Corporation, 1.950%, 9–12–17 (A)	15,000	15,227
Volkswagen International Finance N.V.:		
1.625%, 3–22–15 (A)	10,606	10,739
2.375%, 3–22–17 (A)	5,500	5,702
		31,668
Banking – 0.3%		
Commonwealth Bank of Australia New York, 1.950%, 3–16–15	5,000	5,118
Biotechnology – 1.0%		
Amgen Inc., 2.125%, 5–15–17	15,500	16,014
Brewers – 1.8%		
Anheuser-Busch InBev SA/NV, 1.250%, 1–17–18	1,000	999
Anheuser-Busch InBev Worldwide Inc., 1.375%, 7–15–17	16,692	16,838
SABMiller Holdings Inc., 2.450%, 1–15–17 (A)	12,000	12,496
		30,333
Broadcasting – 0.9%		
NBCUniversal Media, LLC, 5.150%, 4–30–20	12,700	15,060
Cable & Satellite – 2.3%		
DIRECTV Holdings LLC and DIRECTV Financing Co., Inc.:		
5.875%, 10–1–19	9,000	10,665
5.200%, 3–15–20	6,000	6,863
5.000%, 3–1–21	3,850	4,285
Time Warner Cable Inc., 6.750%, 7–1–18	13,664	16,823
		38,636
Coal & Consumable Fuels – 1.1%		
Joy Global Inc., 6.000%, 11–15–16	$14,900	$17,166
Computer & Electronics Retail – 0.7%		
Best Buy Co., Inc., 7.250%, 7–15–13	11,030	11,195
Consumer Finance – 3.8%		
American Express Company, 7.000%, 3–19–18	10,000	12,492
American Honda Finance Corp., 1.500%, 9–11–17 (A)	6,000	6,053
Capital One Financial Corporation:		
7.375%, 5–23–14	2,000	2,147
6.750%, 9–15–17	9,000	10,878
Ford Motor Credit Company LLC:		
3.875%, 1–15–15	8,000	8,317
2.375%, 1–16–18	8,000	7,957
Penske Truck Leasing Co., LP and PTL Finance Corp., 3.750%, 5–11–17 (A)	10,350	11,092
USAA Capital Corporation, 1.050%, 9–30–14 (A)	4,000	4,018
		62,954
Data Processing & Outsourced Services – 1.9%		
Fidelity National Financial, Inc., 6.600%, 5–15–17	12,215	13,857
Western Union Company (The), 6.500%, 2–26–14	15,800	16,601
		30,458
Department Stores – 0.9%		
Macy's Retail Holdings, Inc., 7.450%, 7–15–17	12,100	14,880
Distillers & Vintners – 1.0%		
Diageo Capital plc, 5.750%, 10–23–17	13,500	16,093
Diversified Banks – 3.7%		
Bank of America Corporation:		
5.650%, 5–1–18	6,000	6,944
7.625%, 6–1–19	9,000	11,438
Bank of New York Mellon Corporation (The), 5.450%, 5–15–19	4,095	4,953
Barclays Bank plc, 2.375%, 1–13–14	4,000	4,054
HSBC Bank plc, 3.100%, 5–24–16 (A)	6,000	6,381
U.S. Bancorp, 2.200%, 11–15–16	10,000	10,436
Diversified Banks (Continued)		
Wachovia Corporation, 5.750%, 2–1–18	$13,500	$16,076
		60,282
Diversified Chemicals – 1.8%		
Dow Chemical Company (The), 4.250%, 11–15–20	14,382	15,804
E.I. du Pont de Nemours and Company, 2.750%, 4–1–16	11,500	12,197
		28,001
Diversified Metals & Mining – 1.1%		
Rio Tinto Finance (USA) Limited:		
8.950%, 5–1–14	5,000	5,439
2.250%, 9–20–16	12,500	12,969
		18,408
Drug Retail – 0.4%		
Walgreen Co., 1.800%, 9–15–17	6,500	6,582
Electric Utilities – 0.8%		
Great Plains Energy Incorporated, 2.750%, 8–15–13	12,605	12,682
Electronic Manufacturing Services – 0.8%		
Jabil Circuit, Inc., 7.750%, 7–15–16	11,290	12,998
Environmental & Facilities Services – 2.1%		
Republic Services, Inc., 3.800%, 5–15–18	13,690	15,061
Waste Management, Inc., 6.100%, 3–15–18	15,275	18,296
		33,357
Food Distributors – 0.8%		
ConAgra Foods, Inc., 7.000%, 4–15–19	10,742	13,451
Forest Products – 1.0%		
Georgia–Pacific, LLC, 5.400%, 11–1–20 (A)	14,000	16,574
Health Care Equipment – 0.7%		
Stryker Corporation, 2.000%, 9–30–16	11,575	12,011
Health Care Services – 0.9%		
Quest Diagnostics Incorporated, 3.200%, 4–1–16	14,000	14,707
Health Care Supplies – 0.3%		
DENTSPLY International Inc., 2.750%, 8–15–16	4,000	4,154

Ivy Limited-Term Bond Fund *(in thousands)* MARCH 31, 2013

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Health Care Supply – 1.2%		
Abbott Laboratories, 4.125%, 5–27–20	$ 5,450	$ 6,191
Express Scripts,Inc., 7.250%, 6–15–19	9,903	12,637
		18,828
Independent Finance – 0.9%		
John Deere Capital Corporation, 1.200%, 10–10–17	15,000	15,036
Industrial Conglomerates – 1.1%		
General Electric Capital Corporation, 5.625%, 5–1–18	15,500	18,352
Integrated Oil & Gas – 2.0%		
Petro-Canada, 6.050%, 5–15–18	14,700	17,721
Shell International Finance B.V., 4.300%, 9–22–19	13,250	15,356
		33,077
Integrated Telecommunication Services – 2.8%		
AT&T Inc.:		
2.400%, 8–15–16	5,500	5,735
1.400%, 12–1–17	6,000	5,961
5.800%, 2–15–19	13,250	15,987
Verizon Communications Inc., 6.350%, 4–1–19	14,000	17,189
		44,872
Internet Software & Services – 0.3%		
eBay Inc., 1.350%, 7–15–17	5,000	5,057
Investment Banking & Brokerage – 1.5%		
Goldman Sachs Group, Inc. (The), 7.500%, 2–15–19	9,000	11,265
Morgan Stanley, 4.100%, 1–26–15	12,000	12,528
		23,793
Leisure Products – 0.2%		
Mattel, Inc., 2.500%, 11–1–16	2,500	2,607
Life & Health Insurance – 0.8%		
MetLife, Inc., 6.817%, 8–15–18	11,000	13,718
Multi-Utilities – 0.9%		
Dominion Resources, Inc., Ser A, 1.400%, 9–15–17	14,850	14,885
Office Electronics – 1.0%		
Xerox Corporation, 6.350%, 5–15–18	14,000	16,415

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Oil & Gas Equipment & Services – 1.7%		
Enterprise Products Operating LLC (GTD by Enterprise Products Partners L.P.), 6.500%, 1–31–19	$13,000	$16,148
Schlumberger Investment S.A. (GTD by Schlumberger Ltd.), 1.250%, 8–1–17 (A)	5,000	4,991
Schlumberger Norge A.S. (GTD by Schlumberger Limited), 1.950%, 9–14–16 (A)	3,000	3,096
Schlumberger S.A. (GTD by Schlumberger Limited), 1.950%, 9–14–16 (A)	3,000	3,096
		27,331
Oil & Gas Exploration & Production – 2.8%		
ConocoPhillips (GTD by ConocoPhillips Company), 6.000%, 1–15–20	3,550	4,444
EOG Resources, Inc.:		
2.500%, 2–1–16	6,000	6,276
4.100%, 2–1–21	10,630	12,001
Petrohawk Energy Corporation:		
7.250%, 8–15–18	16,000	17,910
6.250%, 6–1–19	5,000	5,681
		46,312
Oil & Gas Storage & Transportation – 1.0%		
DCP Midstream Operating, LP (GTD by DCP Midstream Partners, LP), 3.250%, 10–1–15	5,500	5,729
DCP Midstream, LLC, 9.700%, 12–1–13 (A)	4,500	4,752
Maritimes & Northeast Pipeline, L.L.C., 7.500%, 5–31–14 (A)	5,148	5,367
		15,848
Other Diversified Financial Services – 2.4%		
Citigroup Inc., 1.250%, 1–15–16	7,000	6,992
ING Bank N.V., 2.375%, 6–9–14 (A)	12,500	12,725
JPMorgan Chase & Co., 6.000%, 1–15–18	16,500	19,617
		39,334
Packaged Foods & Meats – 1.0%		
H.J. Heinz Company, 2.000%, 9–12–16	3,000	3,036
Kraft Foods Inc., 4.125%, 2–9–16	12,000	13,064
		16,100
Pharmaceuticals – 1.2%		
Amgen, Inc., 4.100%, 6–15–21	6,863	7,598

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Pharmaceuticals (Continued)		
GlaxoSmithKline Capital Inc., 5.650%, 5–15–18	$ 6,500	$ 7,862
Merck & Co., Inc., 1.100%, 1–31–18	4,925	4,949
		20,409
Property & Casualty Insurance – 0.4%		
Berkshire Hathaway Inc.:		
2.200%, 8–15–16	2,650	2,777
1.900%, 1–31–17	4,000	4,128
		6,905
Regional Banks – 0.8%		
PNC Funding Corp, 4.250%, 9–21–15	11,775	12,763
Restaurants – 1.1%		
YUM! Brands, Inc., 6.250%, 3–15–18	14,500	17,356
Retail Stores – 0.6%		
Dollar General Corporation, 4.125%, 7–15–17	8,500	9,127
Semiconductors – 1.0%		
Broadcom Corporation, 2.700%, 11–1–18	15,000	15,939
Soft Drinks – 0.5%		
Bottling Group, LLC, 5.125%, 1–15–19	4,000	4,729
Coca-Cola Enterprises Inc., 4.250%, 3–1–15	3,000	3,205
		7,934
Systems Software – 2.1%		
CA, Inc.:		
6.125%, 12–1–14	15,267	16,527
5.375%, 12–1–19	2,175	2,463
Oracle Corporation, 5.000%, 7–8–19	14,000	16,647
		35,637
Telecommunications – 0.5%		
CC Holdings GS V LLC, 2.381%, 12–15–17 (A)	8,335	8,393
Wireless Telecommunication Service – 2.4%		
America Movil, S.A.B. de C.V., 5.000%, 3–30–20	12,475	14,038
American Tower Corporation:		
4.625%, 4–1–15	5,280	5,630
5.900%, 11–1–21	14,500	17,001

Ivy Limited-Term Bond Fund (in thousands) MARCH 31, 2013

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Wireless Telecommunication Service (Continued)		
Crown Castle International Corp., 5.250%, 1–15–23	$ 2,745	$ 2,793
		39,462
TOTAL CORPORATE DEBT SECURITIES – 67.2%		**$1,098,115**
(Cost: $1,075,125)		

MUNICIPAL BONDS – TAXABLE	Principal	Value
Hawaii – 0.3%		
Cnty of Kauai, Taxable GO Bonds, Ser 2010A:		
1.955%, 8–1–13	515	517
2.498%, 8–1–14	1,240	1,264
3.335%, 8–1–16	3,100	3,300
		5,081
Nebraska – 0.4%		
NE Pub Power Dist, Gen Rev Bonds, Ser 2008A, 5.140%, 1–1–14	6,150	6,371
Rhode Island – 0.3%		
Providence Hlth & Svc Oblig Group, Direct Oblig Notes, Ser 2009A, 5.050%, 10–1–14	5,185	5,514
TOTAL MUNICIPAL BONDS – TAXABLE – 1.0%		**$ 16,966**
(Cost: $16,226)		

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS	Principal	Value
Agency Obligations – 4.5%		
Federal Home Loan Bank:		
0.875%, 10–26–17	15,000	15,027
2.000%, 9–14–18	15,000	15,760
1.375%, 9–13–19	15,000	15,093
Federal National Mortgage Association:		
2.000%, 12–30–15	10,000	10,432
3.000%, 11–14–18	15,000	15,244
		71,556
Mortgage-Backed Obligations – 10.4%		
Federal Home Loan Mortgage Corporation Adjustable Rate Participation Certificates, 4.000%, 2–15–23	1,161	1,182

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
Mortgage-Backed Obligations (Continued)		
Federal Home Loan Mortgage Corporation Agency REMIC/CMO, 2.500%, 12–15–41	$15,134	$ 15,601
Federal Home Loan Mortgage Corporation Fixed Rate Participation Certificates:		
5.500%, 4–1–20	1,411	1,527
4.500%, 6–15–27	2,095	2,162
4.500%, 5–15–32	5,387	5,561
3.000%, 1–1–33	9,938	10,401
6.000%, 11–1–36	520	569
Federal National Mortgage Association Agency REMIC/CMO:		
4.780%, 1–25–17	1,806	1,927
5.500%, 12–25–17	4,212	4,529
5.000%, 12–15–34	2,186	2,350
4.500%, 3–25–37	1,133	1,153
5.500%, 4–25–37	2,724	2,994
4.000%, 3–25–39	1,500	1,552
2.000%, 4–25–39	14,542	14,693
4.000%, 5–25–39	5,042	5,396
3.000%, 11–25–39	5,030	5,196
4.500%, 6–25–40	4,373	4,714
2.500%, 9–20–40	11,926	12,389
Federal National Mortgage Association Fixed Rate Pass-Through Certificates:		
5.500%, 9–1–17	4,130	4,431
4.500%, 9–1–19	3,189	3,431
4.530%, 12–1–19	12,073	14,088
4.375%, 6–1–21	13,411	15,462
5.500%, 10–1–21	5,518	6,042
5.500%, 2–1–22	2,936	3,215
6.000%, 6–1–22	2,086	2,291
3.500%, 8–1–26	11,017	11,861
5.000%, 6–25–32	227	229
Government National Mortgage Association Agency REMIC/CMO:		
5.000%, 4–16–39	1,594	1,722
2.000%, 3–16–42	15,238	15,426
		172,094
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 14.9%		**$243,650**
(Cost: $240,759)		

UNITED STATES GOVERNMENT OBLIGATIONS	Principal	Value
Treasury Obligations – 12.1%		
United States Treasury Notes:		
2.375%, 8–31–14	10,000	10,305
2.375%, 2–28–15	10,000	10,405
2.500%, 4–30–15	35,000	36,621
2.125%, 5–31–15	$12,500	$ 12,998
1.750%, 5–31–16	13,000	13,555
1.500%, 7–31–16	15,000	15,533
1.500%, 8–31–18	65,000	67,235
2.000%, 11–15–21	30,000	30,963
		197,615
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 12.1%		**$197,615**
(Cost: $193,008)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper – 4.2%		
Air Products and Chemicals, Inc., 0.140%, 4–22–13 (C)	9,000	8,999
Bank of Nova Scotia:		
0.080%, 4–1–13 (C)	7,598	7,598
0.120%, 4–2–13 (C)	5,000	5,000
Caterpillar Financial Services Corporation (GTD by Caterpillar Inc.), 0.100%, 5–2–13 (C)	4,000	4,000
Clorox Company (The), 0.320%, 4–29–13 (C)	712	712
Ecolab Inc., 0.240%, 4–1–13 (C)	4,000	4,000
Honeywell International Inc., 0.150%, 5–30–13 (C)	5,775	5,774
Kellogg Co., 0.180%, 4–4–13 (C)	6,250	6,250
Kroger Co. (The), 0.320%, 4–1–13 (C)	3,660	3,660
Prudential Funding LLC (GTD by Prudential Financial Inc.), 0.090%, 4–1–13 (C)	4,868	4,868
St. Jude Medical, Inc., 0.250%, 4–2–13 (C)	12,142	12,141
Total Capital Canada Ltd. (GTD by Total S.A.), 0.120%, 4–12–13 (C)	5,000	5,000
		68,002
Master Note – 0.0%		
Toyota Motor Credit Corporation, 0.126%, 6–28–13 (D)	392	392

Ivy Limited-Term Bond Fund *(in thousands)* MARCH 31, 2013

SHORT-TERM SECURITIES (Continued)	Principal	Value
Treasury Bills – 0.4%		
United States Treasury Bills, 0.130%, 4–25–13 . . .	$6,000	$ 5,999
TOTAL SHORT-TERM SECURITIES – 4.6%		**$ 74,393**
(Cost: $74,394)		
TOTAL INVESTMENT SECURITIES – 99.8%		**$1,630,739**
(Cost: $1,599,512)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.2%		**2,738**
NET ASSETS – 100.0%		**$1,633,477**

Notes to Schedule of Investments

(A)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2013, the total value of these securities amounted to $160,575 or 9.8% of net assets.

(B)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2013.

(C)Rate shown is the yield to maturity at March 31, 2013.

(D)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2013. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2013. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Corporate Debt Securities	$ —	$1,098,115	$ —
Municipal Bonds	—	16,966	—
United States Government Agency Obligations	—	243,650	—
United States Government Obligations	—	197,615	—
Short-Term Securities	—	74,393	—
Total	$ —	$1,630,739	$ —

The following acronyms are used throughout this schedule:

CMO = Collateralized Mortgage Obligation
GTD = Guaranteed
REMIC = Real Estate Mortgage Investment Conduit

See Accompanying Notes to Financial Statements.


Michael L. Avery

Ivy Managed European/Pacific Fund and Ivy Managed International Opportunities Fund

Below, Michael L. Avery, portfolio manager of the Ivy Managed European/Pacific Fund and the Ivy Managed International Opportunities Fund, discusses the positioning, performance and results for each Fund for the fiscal year ended March 31, 2013. He has managed both Funds since their inception on April 2, 2007, and he has 34 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended March 31, 2013	
Ivy Managed European/Pacific Fund (Class A shares at net asset value)	2.06%
Ivy Managed European/Pacific Fund (Class A shares including sales charges)	–3.81%
Benchmark(s)	
MSCI AC Asia ex Japan Index (generally reflects the performance of Asia stocks, not including Japan)	7.11%
MSCI Europe Index (generally reflects the performance of European stocks)	10.56%

Fiscal Year Performance

For the 12 Months Ended March 31, 2013	
Ivy Managed International Opportunities Fund (Class A shares at net asset value)	4.65%
Ivy Managed International Opportunities Fund (Class A shares including sales charges)	–1.37%
Benchmark	
MSCI AC World ex USA Index (generally reflects the performance of overseas stocks)	8.36%

Please note that Fund returns include applicable fees and expenses, whereas index returns do not include any such fees. The performance discussion below is at net asset value.

Multiple indexes are shown for the Ivy Managed European/Pacific Fund because that Fund invests in multiple parts of the world outside the U.S. For additional performance information for each Fund, please see the Comparison of Change in Value of a $10,000 Investment and the Average Annual Total Return information for each Fund found on pages 115 and 116 of this report. The performance discussion below is at net asset value.

Slow global growth, uncertain markets

Equity markets were volatile for much of the fiscal year ended March 31, 2013, as investors around the globe remained largely risk averse. Economic growth remained slow in key countries, although it improved somewhat as the year progressed. By the end of the fiscal year, U.S. economic growth found some strength in consumer durables like housing and autos, and a slight improvement in a stubborn employment rate. Fiscal policy and election uncertainties weighed on corporate investment and hiring, and on equity markets, early in the period. However, U.S. equities markets then showed strength, especially through the latter half of the period. And some market uncertainty was relieved with the re-election of U.S. President Barack Obama in November 2012. While a compromise on income taxes helped the U.S. avoid the fiscal cliff of spending cuts and tax increases as 2013 began, the long-term solutions to mandated budget cuts and the debt ceiling remained unclear as the period ended.

Most of Europe was in recession during the fiscal year as the region dealt with an ongoing sovereign debt and banking crisis. Leaders continued to propose new ways to address the problems, but a lasting solution was not forthcoming. At mid-2012, the head of the European Central Bank (ECB) said the bank would do “whatever it takes” to defend the eurozone, easing fears of a breakup in the European Union. The ECB in September then announced unlimited buying of bonds with maturities up to three years. Cyprus became another example of the banking crisis late in the fiscal year. Although a compromise solution eventually was reached for Cyprus, the outcome shook the confidence of investors and European bank depositors. Equities markets quickly stabilized after initially reacting with uncertainty. Italy added to the concerns about Europe as it struggled to form a government late in the fiscal year, following the latest round of elections. China continued to show solid economic growth during the year across industries and sectors. It completed the selection of new leadership through its Standing Committee late in the year. There also were leadership changes in Japan, Greece, France, the Netherlands and South Korea during the period. Given slow global growth, markets increasingly are alert to the monetary and fiscal policies of key economies worldwide, so we will be watching for the impact of these changes.

Ivy Managed European/Pacific Fund:

We made only a modest shift in the Ivy Managed European/Pacific Fund’s underlying portfolios during the fiscal year. At the end of the period, 79.9% of the Fund’s assets were allocated to Ivy Pacific Opportunities Fund, with 19.7% allocated to Ivy European Opportunities Fund and the remainder in cash and cash equivalents. We continued to hold this regional focus because of our belief in the potential long-term increase in consumption by the growing middle class in Asian/Pacific emerging markets. The Fund’s heavier allocation to Asia detracted from its performance relative to its benchmark during the fiscal year because of underperformance in Asia-Pacific stock markets. In addition, stock selection in China, Hong Kong,

Indonesia and Malaysia dampened performance of the underlying Ivy Pacific Opportunities Fund during the period, as did an overweight exposure in that Fund to stocks in China and Hong Kong. The positive effect of security selection in the consumer staples sector contributed to relative performance for that underlying Fund late in the final quarter of the fiscal year, but negative security selections in the financials and industrials sectors were among the detractors. These factors led to the Fund overall significantly underperforming its European and Asian benchmarks for the fiscal year.

Ivy Managed International Opportunities Fund:

During the year, we made several adjustments in the allocations to the Fund's underlying funds. We shifted emphasis to more growth overall. We also believe there are better relative long-term opportunities in Asia, given the change in leadership in China, prospects for it to sustain strong economic growth and negative market sentiments about that country. We also think growth should benefit in general from monetary stimulus programs in Europe and the U.S. We increased the largest percentage of the Fund's assets in Ivy Pacific Opportunities Fund, closing the year at 40.1% vs. 34.7% at the time of our last annual report. We reduced the allocation in Ivy European Opportunities Fund to close the year at 9.9% from 15.3% at the last annual report, reflecting the economic issues and ongoing recession across Europe as well as concerns about the banking system in the region. We increased the allocation to the Ivy International Growth Fund to 19.8% vs. 10.2% at the last annual report, gaining wider exposure to international markets overall. The allocation to the Ivy International Core Equity Fund basically was unchanged from the last annual report at 20.1% vs. 19.9%. Effective June 4, 2012, the Ivy International Balanced Fund was renamed Ivy Global Income Allocation Fund and given a wider investment mandate. The allocation to that underlying fund closed the fiscal year at 9.9%. The Fund's heavier allocation to Asia detracted from performance during the fiscal year because of the general declines in Asia-Pacific stock markets as well as sector and stock selections in the underlying Ivy Pacific Opportunities Fund, as described earlier in this report. These factors led to the Fund overall significantly underperforming its benchmark for the fiscal year.

Improving economies boost outlook

We expect periods of market volatility in the coming year, driven by macro events. We thus will remain alert to market developments and their impact as the year progresses. We still expect equity markets to drive economic growth, and we think emerging-market equities could outperform developed markets. Many emerging-market economies continue to show improvement. The growing middle-class population across emerging markets and that group's increasing consumption of goods and services remain our key investment themes. There still are uncertainties in Asian markets, including whether China can sustain its strong growth. Strength in the U.S. dollar and weakness of the yen also are near-term factors for Asia's regional equity markets. Europe faces continued issues with its banking system overall, which is adding uncertainty about its markets and growth prospects. In the U.S., we see several areas of support for the economy, including the ongoing housing recovery, and think continued aggressive monetary policy can provide economic support to offset the fiscal policy uncertainty. We think modest growth therefore is likely in the near term.

Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is not a guarantee of future results. As with any mutual fund, the value of each Fund's shares will change, and you could lose money on your investment.

Fixed-income securities are subject to interest rate risk, and, as such, a Fund's net asset value may fall as interest rates rise.

International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These and other risks are more fully described in each Fund's prospectus.

The opinions expressed in this report are those of the Funds' portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Managed European/Pacific Fund or the Ivy Managed International Opportunities Fund.

Ivy Managed European/Pacific Fund

Ivy Pacific Opportunities Fund, Class I	79.8%
Ivy European Opportunities Fund, Class I	19.7%
Cash and Cash Equivalents	0.5%

Ivy Managed International Opportunities Fund

Ivy Pacific Opportunities Fund, Class I	40.1%
Ivy International Core Equity Fund, Class I	20.2%
Ivy International Growth Fund, Class I	19.8%
Ivy Global Income Allocation Fund, Class I	9.9%
Ivy European Opportunities Fund, Class I	9.9%
Cash and Cash Equivalents	0.1%

Ivy Managed European/Pacific Fund

(UNAUDITED)


$20,000
$10,000
$0
Ivy Managed European/Pacific Fund, Class A Shares(1) .... $ 8,846
MSCI Europe Index(2) .... $ 9,018
MSCI AC Asia Ex Japan Index(2) $13,706
2007
2008
2009
2010
2011
2012
2013

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

(2)Because the Fund commenced operations on a date other than at the end of a month, and partial month calculations of the performances of the indexes (including income) are not available, investment in the indexes was effected as of March 31, 2007.

Average Annual Total Return[3]	Class A	Class B	Class C	Class E[4]	Class I	Class R	Class Y
1-year period ended 3-31-13	-3.81%	-2.68%	1.46%	-3.61%	2.55%	—	2.29%
5-year period ended 3-31-13	-2.93%	-2.85%	-2.56%	-2.76%	-1.35%	—	-1.68%
10-year period ended 3-31-13	—	—	—	—	—	—	—
Since inception of Class through 3-31-13[5]	-2.02%	-2.07%	-1.83%	-1.86%	-0.63%	—	-0.95%
Cumulative return since inception of class through 3-31-13[6]	—	—	—	—	—	-0.76%	—

(3)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class R and Class Y shares are not subject to sales charges.

(4)Class E shares are not currently available for investment.

(5)4-2-07 for Class A, Class B, Class C, Class E, Class I and Class Y shares (the date on which shares were first acquired by shareholders).

(6)12-19-12 for Class R shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Ivy Managed International Opportunities Fund

(UNAUDITED)



$20,000
$10,000
$0
Ivy Managed International Opportunities Fund, Class A Shares(1) .... $ 9,731
MSCI AC World ex U.S.A. Index(2) $10,016
2007
2008
2009
2010
2011
2012
2013

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

(2)Because the Fund commenced operations on a date other than at the end of a month, and partial month calculation of the performance of the index (including income) is not available, investment in the index was effected as of March 31, 2007.

Average Annual Total Return[3]	Class A	Class B	Class C	Class E[4]	Class I	Class R	Class Y
1-year period ended 3-31-13	-1.37%	-0.17%	4.01%	-1.17%	4.97%	—	4.77%
5-year period ended 3-31-13	-1.27%	-1.15%	-0.85%	-1.16%	0.26%	—	-0.06%
10-year period ended 3-31-13	—	—	—	—	—	—	—
Since inception of Class through 3-31-13[5]	-0.45%	-0.47%	-0.21%	-0.35%	0.89%	—	0.57%
Cumulative return since inception of class through 3-31-13[6]	—	—	—	—	—	1.01%	—

(3)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class R and Class Y shares are not subject to sales charges.

(4)Class E shares are not currently available for investment.

(5)4-2-07 for Class A, Class B, Class C, Class E, Class I and Class Y shares (the date on which shares were first acquired by shareholders).

(6)12-19-12 for Class R shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Ivy Managed Funds (in thousands) MARCH 31, 2013

Ivy Managed European/Pacific Fund

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy European Opportunities Fund, Class I	615	$15,307
Ivy Pacific Opportunities Fund, Class I	4,365	62,119
TOTAL AFFILIATED MUTUAL FUNDS – 99.5%		**$77,426**
(Cost: $62,895)		

SHORT-TERM SECURITIES – 0.4%	Principal	Value
Master Note		
Toyota Motor Credit Corporation, 0.126%, 6–28–13 (A)	$286	$ 286
(Cost: $286)		
TOTAL INVESTMENT SECURITIES – 99.9%		**$77,712**
(Cost: $63,181)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.1%		**80**
NET ASSETS – 100.0%		**$77,792**

Notes to Schedule of Investments

(A)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2013. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2013. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Affiliated Mutual Funds	$ 77,426	$ —	$ —
Short-Term Securities	—	286	—
Total	$ 77,426	$ 286	$ —

Ivy Managed International Opportunities Fund

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy European Opportunities Fund, Class I	764	$ 18,991
Ivy Global Income Allocation Fund, Class I	1,270	18,926
Ivy International Core Equity Fund, Class I	2,404	38,640
Ivy International Growth Fund, Class I	1,060	38,012
Ivy Pacific Opportunities Fund, Class I	5,411	76,996
TOTAL AFFILIATED MUTUAL FUNDS – 99.9%		**$191,565**
(Cost: $163,528)		

SHORT-TERM SECURITIES – 0.2%	Principal	Value
Master Note		
Toyota Motor Credit Corporation, 0.126%, 6–28–13 (A)	$424	$ 424
(Cost: $424)		
TOTAL INVESTMENT SECURITIES – 100.1%		**$191,989**
(Cost: $163,952)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.1%)		**(260)**
NET ASSETS – 100.0%		**$191,729**

Notes to Schedule of Investments

(A)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2013. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2013. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Affiliated Mutual Funds	$191,565	$ —	$ —
Short-Term Securities	—	424	—
Total	$191,565	$ 424	$ —

See Accompanying Notes to Financial Statements.


Paul J. Ariano


Luke Jacobson


William Jeffrey III


Paul K. LeCoq


Kenneth F. McCain

Ivy Micro Cap Growth Fund is subadvised by Wall Street Associates. Wall Street Associates, a firm with more than 25 years of industry experience, has managed the Fund since its inception in February 2009. Below, Paul J. Ariano, CFA, Luke Jacobson, CFA, William Jeffery III, Paul K. LeCoq and Kenneth F. McCain, portfolio managers of Ivy Micro Cap Growth Fund, discuss positioning, performance and results for the fiscal year ended March 31, 2013. Please note that, effective January 2013, Alexis C. Waadt joined the team as a portfolio manager.

Fiscal Year Performance

For the 12 Months Ended March 31, 2013	
Ivy Micro Cap Growth Fund (Class A shares at net asset value)	6.12%
Ivy Micro Cap Growth Fund (Class A shares including sales charges)	0.02%
Benchmark(s) and/or Lipper Category	
Russell 2000 Growth Index (generally reflects the performance of smaller company stocks)	14.52%
Russell Microcap Growth Index (generally reflects the performance of stocks in the smallest category of publicly traded companies)	13.80%
Lipper Small-Cap Growth Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	11.39%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. Multiple indexes are shown because the Fund's management team expects to typically invest in companies within a wider range of market capitalization. The performance discussion below is at net asset value.

A year in review

As the Fund's fiscal year March 31, 2013 began, fear dominated the financial world and led to another "spring swoon" in the equity markets. Renewed concerns over the eurozone, slowing emerging economies, a weak U.S. jobs report and fiscal cliff fears all played a part in lowering investors' appetite for risk. Despite the fact that all the same headwinds remained intact in the third quarter, markets rallied as the Federal Reserve implemented another round of quantitative easing in an effort to jumpstart the economy. In the fourth quarter, markets proved to be rocky as a very close presidential election kept many investors sidelined until a winner was declared. The focus then quickly turned to the fiscal cliff negotiations in Washington and anxiety rose over whether politicians could reach a deal over anticipated tax hikes. On New Year's Day, the House of Representatives managed to approve a fiscal cliff bill that was passed by the Senate.

Strengths and weaknesses

The Fund lagged the Russell 2000 Growth Index and Russell Micro Cap Growth Index for the fiscal year ending March 31, 2013. Within the benchmarks, high beta and high-growth stocks were out of favor for much of the period, particularly the second half of 2012. The environment has improved since the start of 2013 and investors are less risk-averse amid improving economic fundamentals and less political theater.

The primary reason for the Fund underperforming the benchmarks was due to security selection in technology, particularly software-related companies. The consumer discretionary sector also proved to be challenging. Gains earned in the homebuilder, gaming and restaurant groups were offset by losses in the specialty retailers group. Energy stocks also languished in 2012 amid volatile commodity prices and concerns over falling global demand, although the group has rebounded in 2013.

Investments in the industrials sector provided the greatest positive contribution to the Fund's return, led by transportation (trucking and railroads), machinery and back office support stocks. Health care stocks produced positive results for the year, driven by the pharmaceutical group.

Within energy, improvements in exploration and production technologies, coupled with slowing global demand have boosted supply and helped hold down the prices of energy-related commodities. Production is up in the U.S., Canada, and Russia, with OPEC producing at its highest rate since 2008. A drive toward energy efficiency is also impacting consumption and pricing. We thereby reduced the Fund's energy-related exposure to an equal weight position in 2012, especially to oil production-related stocks.

We believe the Fund's software and hardware-related positions will benefit from outsourcing, security, data storage, business redundancy, disaster preparedness and digitization trends. The Fund also holds companies that continue to experience the benefit of a major shift in marketing spending from offline to online. It is our view that companies that provide online marketing services, innovative marketing communications, brand advertising consulting and website hosting services stand to benefit as the industry's market share shifts. That said, we are in the process of actively reducing the Fund's technology exposure in favor of other areas.

The Affordable Care Act is now being implemented. Despite investor uncertainty due to intense regulatory pressure, we believe health care companies are experiencing high relative profitability, attractive valuations and improving profit margins. Demographic trends and revenue increases are positive factors for health care technology, equipment services and pharmaceutical companies. This area continues to be ripe for alliances, mergers, and acquisitions and is likely to be emphasized in the Fund going forward.

Spurred by fiscal stimulus and pent-up demand, consumer spending has firmed. However, we believe the trend toward deleveraging and a difficult employment environment indicates that consumers will likely remain conservative. We favor higher-end/niche retailers, as well as Internet-based versions of traditional industries, advertising, retail and digital media that allow businesses to enhance productivity and lower costs. As well, we favor companies with more U.S.-based revenue exposure in the face of problems overseas.

Outlook

Stock selection will be critically important in the months ahead, and we continue to construct portfolios with companies experiencing strong forecasted long-term earnings growth rates and with low eurozone or Asian exposure. It is our view that this is a time of financial repression – where interest rates and overall growth rates are low — and the likelihood increases that the real value of people's investments slips into negative territory. We believe investors of all types will need to confront the reality that equities are the first in line of a very few number of asset classes that can realistically meet their future investment needs. Retirees in need of income have turned to dividends because bonds offer so little interest income. Pension funds with high assumption rates must also seek ways to meet their growing pension liabilities. These are big secular demand drivers for stocks. In this environment, we believe companies that exhibit strong and highly predictable rates of growth will eventually command premium valuations. We will continue to actively and optimistically position the Fund.

Performance shown at NAV does not include the effects of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment. Investing in micro-cap stocks may carry more risk than investing in stocks of larger, more established companies. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Micro Cap Growth Fund.

Ivy Micro Cap Growth Fund

Asset Allocation

Stocks	**94.3%**
Information Technology	25.3%
Health Care	22.0%
Industrials	19.1%
Consumer Discretionary	16.2%
Energy	3.9%
Consumer Staples	3.7%
Financials	2.4%
Telecommunication Services	1.0%
Materials	0.7%
Cash and Cash Equivalents	**5.7%**

Lipper Rankings

Category: Lipper Small-Cap Growth Funds	Rank	Percentile
1 Year	452/508	89
3 Year	274/448	62

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector
Pacira Pharmaceuticals, Inc.	Health Care
Spectranetics Corporation (The)	Health Care
DXP Enterprises, Inc.	Industrials
Quidel Corporation	Health Care
SPS Commerce, Inc.	Information Technology
On Assignment, Inc.	Industrials
Celadon Group, Inc.	Industrials
InnerWorkings, Inc.	Industrials
Multimedia Games Holding Company, Inc.	Consumer Discretionary
Arctic Cat Inc.	Consumer Discretionary

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy Micro Cap Growth Fund

(UNAUDITED)



Ivy Micro Cap Growth Fund, Class A Shares(1) $22,273
Russell 2000 Growth Index(2) $26,394
Russell Microcap Growth Index(2) $26,230
Lipper Small-Cap Growth Funds Universe Average(2) $25,531
$40,000
$30,000
$20,000
$10,000
$0
2-28 2009
3-31 2010
3-31 2011
3-31 2012
3-31 2013

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

(2)Because the Fund commenced operations on a date other than at the end of a month, and partial month calculations of the performances of the indexes (including income) are not available, investment in the indexes was effected as of February 28, 2009.

Average Annual Total Return[3]	Class A	Class B	Class C	Class I	Class R	Class Y
1-year period ended 3-31-13	0.02%	0.97%	5.36%	6.66%	—	6.32%
5-year period ended 3-31-13	—	—	—	—	—	—
10-year period ended 3-31-13	—	—	—	—	—	—
Since inception of Class through 3-31-13[4]	21.47%	21.36%	22.18%	23.74%	—	23.27%
Cumulative return since inception of Class through 3-31-13[5]	—	—	—	—	15.08%	—

(3)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class R and Class Y shares are not subject to sales charges.

(4)2-17-09 for Class A, Class B, Class C, Class I and Class Y shares (the date on which shares were first acquired by shareholders).

(5)12-19-12 for Class R shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Ivy Micro Cap Growth Fund (in thousands)

COMMON STOCKS	Shares	Value
Advertising – 0.3%		
Acquity Group Ltd, ADR (A)	50	$ 320
Aerospace & Defense – 0.7%		
KEYW Holding Corporation (A)	40	650
Air Freight & Logistics – 0.7%		
Pacer International, Inc. (A)	130	655
Alternative Carriers – 1.0%		
inContact, Inc. (A)	115	929
Apparel, Accessories & Luxury Goods – 1.5%		
Movado Group, Inc.	41	1,358
Application Software – 2.7%		
Callidus Software Inc. (A)	186	848
Exa Corporation (A)	33	318
Model N, Inc. (A)	23	446
Tangoe, Inc. (A)	68	844
		2,456
Asset Management & Custody Banks – 0.8%		
Internet Capital Group, Inc. (A)	57	716
Auto Parts & Equipment – 1.0%		
Amerigon Incorporated (A)	59	962
Automotive Retail – 1.4%		
America's Car-Mart, Inc. (A)	15	696
TravelCenters of America LLC (A)	57	543
		1,239
Biotechnology – 7.0%		
Achillion Pharmaceuticals, Inc. (A)	120	1,051
Clovis Oncology, Inc. (A)	50	1,420
Enanta Pharmaceuticals, Inc. (A)	70	1,268
KaloBios Pharmaceuticals, Inc. (A)	55	330
LipoScience, Inc. (A)	77	810
NewLink Genetics Corporation (A)	54	665
Synergy Pharmaceuticals Inc. (A)	139	842
		6,386
Building Products – 3.4%		
American Woodmark Corporation (A)	33	1,109
Builders FirstSource, Inc. (A)	190	1,114
NCI Building Systems, Inc. (A)	53	919
		3,142
Casinos & Gaming – 1.6%		
Multimedia Games Holding Company, Inc. (A)	72	1,498
Commercial Printing – 1.7%		
InnerWorkings, Inc. (A)	102	$1,547
Communications Equipment – 2.9%		
Ixia (A)	62	1,330
Procera Networks, Inc. (A)	58	685
Ruckus Wireless, Inc (A)	33	683
		2,698
Computer Storage & Peripherals – 1.0%		
Datalink Corporation (A)	75	910
Construction & Farm Machinery & Heavy Trucks – 2.8%		
Commercial Vehicle Group, Inc. (A)	49	380
Greenbrier Companies, Inc. (The) (A)	46	1,040
Wabash National Corporation (A)	110	1,112
		2,532
Consumer Finance – 1.2%		
Regional Management Corp. (A)	56	1,121
Data Processing & Outsourced Services – 0.8%		
Global Cash Access, Inc. (A)	99	696
Electronic Manufacturing Services – 0.6%		
Fabrinet (A)	38	557
Food Distributors – 0.8%		
Chefs' Warehouse Holdings, LLC (The) (A)	39	713
Food Retail – 1.4%		
Natural Grocers by Vitamin Cottage, Inc. (A)	60	1,353
Health Care Equipment – 2.8%		
Cardiovascular Systems Inc. (A)	36	733
Cynosure, Inc., Class A (A)	47	1,233
Rockwell Medical, Inc. (A)	65	258
Syneron Medical Ltd. (A)	37	374
		2,598
Health Care Supplies – 4.9%		
Quidel Corporation (A)	86	2,035
Spectranetics Corporation (The) (A)	132	2,444
		4,479
Health Care Technology – 2.6%		
HealthStream, Inc. (A)	42	970
Streamline Health Solutions, Inc. (A)	71	460
Vocera Communications, Inc. (A)	43	998
		2,428
Home Improvement Retail – 0.5%		
Tile Shop Holdings, Inc. (A)	23	$ 487
Homebuilding – 1.4%		
M/I Homes, Inc. (A)	53	1,298
Homefurnishing Retail – 0.6%		
Kirkland's, Inc. (A)	48	549
Human Resource & Employment Services – 3.0%		
On Assignment, Inc. (A)	64	1,625
WageWorks, Inc. (A)	46	1,144
		2,769
Internet Software & Services – 7.9%		
Boingo Wireless, Inc. (A)	62	340
Envestnet, Inc. (A)	58	1,009
Market Leader, Inc. (A)	88	787
Move, Inc. (A)	106	1,268
SciQuest, Inc. (A)	44	1,055
SPS Commerce, Inc. (A)	44	1,890
Web.com Group, Inc. (A)	52	881
		7,230
IT Consulting & Other Services – 1.9%		
InterXion Holding N.V. (A)	37	906
Virtusa Corporation (A)	37	874
		1,780
Leisure Facilities – 0.5%		
Town Sports International Holdings, Inc.	47	447
Leisure Products – 2.2%		
Arctic Cat Inc. (A)	34	1,482
Black Diamond, Inc. (A)	56	511
		1,993
Managed Health Care – 0.9%		
Molina Healthcare, Inc. (A)	27	827
Movies & Entertainment – 1.4%		
Rentrak Corporation (A)	57	1,248
Oil & Gas Drilling – 0.9%		
Pioneer Drilling Company (A)	95	781
Oil & Gas Equipment & Services – 2.5%		
Basic Energy Services, Inc. (A)	54	735
RigNet, Inc. (A)	46	1,137
Willbros Group, Inc. (A)	47	459
		2,331
Oil & Gas Exploration & Production – 0.5%		
Triangle Petroleum Corporation (A)	72	474
Packaged Foods & Meats – 0.6%		
Inventure Foods, Inc. (A)	53	414

Ivy Micro Cap Growth Fund (in thousands) MARCH 31, 2013

COMMON STOCKS (Continued)	Shares	Value
Packaged Foods & Meats (Continued)		
WhiteWave Foods Company (The), Class A (A)	7	$ 114
		528
Personal Products – 0.9%		
Inter Parfums, Inc.	34	828
Pharmaceuticals – 3.8%		
NuPathe Inc. (A)	60	206
Obagi Medical Products, Inc. (A)	40	794
Pacira Pharmaceuticals, Inc. (A)	85	2,444
		3,444
Restaurants – 3.8%		
Chuy's Holdings, Inc. (A)	39	1,262
Fiesta Restaurant Group, Inc. (A)	44	1,177
Red Robin Gourmet Burgers, Inc. (A)	22	994
		3,433
Semiconductor Equipment – 1.8%		
CVD Equipment Corporation (A)	39	395
Nanometrics Incorporated (A)	49	701
Nova Measuring Instruments Ltd. (A)	61	549
		1,645
Semiconductors – 2.2%		
Exar Corporation (A)	30	$ 318
MagnaChip Semiconductor Corporation (A)	58	1,011
RDA Microelectronics, Inc., ADR	77	709
		2,038
Steel – 0.7%		
Universal Stainless & Alloy Products, Inc. (A)	17	611
Systems Software – 3.5%		
Fleetmatics Group plc (A)	26	638
Imperva, Inc. (A)	20	766
Infolox Inc. (A)	42	903
Proofpoint, Inc. (A)	53	892
		3,199
Trading Companies & Distributors – 2.3%		
DXP Enterprises, Inc. (A)	29	2,151
Trucking – 4.5%		
Celadon Group, Inc.	77	1,599
Marten Transport, Ltd.	47	938
Roadrunner Transportation Systems, Inc. (A)	51	1,168
Vitran Corporation Inc., Class A (A)	57	348
		4,053
TOTAL COMMON STOCKS – 93.9%		**$86,087**
(Cost: $62,415)		

INVESTMENT FUNDS	Shares	Value
Registered Investment Companies – 0.4%		
iShares Russell 2000 Growth Index Fund	4	$ 377
TOTAL INVESTMENT FUNDS –0.4%		**$ 377**
(Cost: $338)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper – 2.9%		
Sonoco Products Co., 0.300%, 4-1-13 (B)	$2,614	2,614
Master Note – 3.0%		
Toyota Motor Credit Corporation, 0.126%, 6-28-13 (C)	2,754	2,754
TOTAL SHORT-TERM SECURITIES – 5.9%		**$ 5,368**
(Cost: $5,368)		
TOTAL INVESTMENT SECURITIES – 100.2%		**$91,832**
(Cost: $68,121)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.2%)		(147)
NET ASSETS – 100.0%		**$91,685**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Rate shown is the yield to maturity at March 31, 2013.

(C)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2013. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2013. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$86,087	$ —	$—
Investment Funds	377	—	—
Short-Term Securities	—	5,368	—
Total	$86,464	$5,368	$—

The following acronym is used throughout this schedule:

ADR = American Depositary Receipts

See Accompanying Notes to Financial Statements.



Kimberly A. Scott

Below, Kimberly A. Scott, CFA, portfolio manager of Ivy Mid Cap Growth Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2013. She has managed the Fund since 2001 and has 26 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended March 31, 2013	
Ivy Mid Cap Growth Fund (Class A shares at net asset value)	9.28%
Ivy Mid Cap Growth Fund (Class A shares including sales charges)	3.00%
Benchmark(s) and/or Lipper Category	
Russell Mid-Cap Growth Index (generally reflects the performance of securities that represent the mid-cap sector of the stock market)	12.76%
Lipper Mid-Cap Growth Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	9.60%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.

Last year, concerns about the health of the U.S. economy and the prospect for corporate profits abounded as investors assessed more political wrangling, more natural disasters and a maturing profit cycle. The U.S. economy was the 40-watt beacon in a sea of economic struggle worldwide last year. The benefits of a stable, improving housing market, a vibrant energy exploration and production environment, real interest in manufacturing incrementally more in the U.S., generally low inflation and a gradually improving labor market all outweighed the negative impacts of weakness in markets abroad, a heated political election season and Washington deadlock.

Sources of strength and weakness

The mid-cap growth sector of the market posted positive returns in the 12 months ended March 31, 2013. The Ivy Mid Cap Growth Fund also posted positive returns, but underperformed the benchmark and peers for the same period.

The Fund underperformed the benchmark during the last fiscal year during the weak market in the first quarter (second calendar quarter 2012) and the very strong market in the fourth quarter (first calendar quarter 2013). Macroeconomic concerns were heightened April through June of 2012, a time in which the Fund's information technology, consumer discretionary and financials sector exposure underperformed the benchmark.

The Fund's health care names also underperformed given the lack of exposure to the strong biotechnology and health care services stocks. The Fund outperformed the market in the second and third quarters of the fiscal year, but as noted above underperformed in January through March, a time period in which many quality growth funds lagged the strong upward market in which low price, low return, low price-to-earnings stocks surged. The Fund posted weak returns relative to the benchmark in consumer discretionary and industrials in the fourth fiscal quarter.

The primary factor for the underperformance was the Fund's position relative to the consumer discretionary sector, where both asset weighting and security selection suffered. Security selection within the sector was the reason for Fund underperformance. We had some strong performers in the portfolio, namely CarMax, Inc. and Discovery Holding Company. However, the poor performers were worse than the good performers. These included Netflix, Inc. (a name that ended the year as a benefit to the benchmark but no longer a holding of the Fund), Skullcandy, Inc. (no longer a holding of the Fund), BorgWarner Inc. (no longer a holding of the Fund), Burberry Group plc, Harman International Industries, Incorporated, Ulta Salon, Cosmetics & Fragrance, Inc., Nordstrom, Inc., Under Armour, Inc., V.F. Corporation, Warnaco Group, Inc. (no longer a holding of the Fund), Vera Bradley, Inc. (no longer a holding of the Fund) and Dunkin' Brands Group, Inc. Many of these names have been strong performers in the past, and we believe the companies still in the portfolio will perform well in the future. Many have struggled under a variety of pressures including macroeconomic concerns and management transitions.

The Fund did not have exposure to a few groups within consumer discretionary that performed well. These groups included media and retailers catering to a lower income demographic, such as the auto parts retailers and dollar stores.

Security selection issues in both industrials and health care also impacted relative performance. Stocks that struggled included some of the Fund's highest-quality companies and larger positions, such as Varian Medical Systems, Inc., Intuitive Surgical, Inc., Agilent Technologies, Inc., Fastenal Company, Expeditors International of Washington and Joy Global Inc. From an asset weighting perspective, Fund underweights in materials and health care, both of which outperformed the benchmark, hurt performance, as did an overweight in information technology, a group that significantly underperformed the benchmark. This negative situation dissipated as Fund exposure to health care was generally increased over the year. We also gradually decreased exposure to information technology as the year progressed.

A benefit to performance was the Fund's exposure to housing-related stocks. New exposure to natural gas stocks also helped performance.

Finally, the Fund's cash position and equity options hurt performance during the period. Approximately 15 of the 28 basis points was related to the Fund's cash position. Steady inflows in a strong market created a drag on performance. The balance came from a variety of equity options, particularly puts sold in some technology and consumer discretionary stocks that moved lower last year.

Outlook

We remain generally constructive in our outlook for the U.S. economy throughout the coming 12-month period, both absolutely and relative to prospects and expectations for growth in other regions of the world. Europe continues to struggle and is likely to be weak for some time, and Asia, specifically China, continues to look less buoyant than we anticipated. We think the current positive developments in the U.S. around a stable and rebounding housing market, the abundant opportunity for oil and gas exploration and production, and the trend toward domestic manufacturing that is closer to sources of demand and inexpensive energy supplies are all areas of growth for America. We see small business development beginning to percolate again, supported by encouraging lending statistics. Also pent-up demand by consumers for autos and other capital goods could be a plus for growth. Finally, budget deficits are beginning to contract at the state/federal level, and tax receipts are growing.

Within this generally positive environment, we see opportunities for growth companies to continue to perform well, and we continue to look for attractively valued stocks in the many areas. Consumer resilience encourages us to search for additional names in the consumer sectors, and the prospect for investment by companies leads us to names in the industrials, energy and materials sectors. We also continue to like many financial services companies. There are a number of interesting growth companies in banking, capital markets and the financials sector that are continuing to heal from the 2008/2009 financial crisis, and responding to demand for credit from both consumers and business. The trajectory and level of interest rates will be an important factor in the earnings outlook for these companies. Health care stocks have performed well based on the outlook for spending as the Affordable Care Act is implemented. We believe that many stocks are handsomely valued; as a result, we continue to research promising growth companies in this sector. We remain particularly interested in the makers of medical devices and consumables, more-advanced stage biotech companies and medical services firms.

We are concerned about the ongoing struggle by many stocks in information technology and the difficulties this is representing for these companies. We are examining our investments in that area and considering a change in our focus as it pertains to both our level of exposure to the group and the types of companies in which the Fund invests. We will continue to be cautious in building the Fund's exposure to related stocks based on our perspective that these stocks have gotten expensive related to the underlying growth opportunity.

Performance shown at NAV does not include the effects of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Investing in mid-cap stocks may carry more risk than investing in stocks of larger, more-established companies. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Mid Cap Growth Fund.

Ivy Mid Cap Growth Fund

ALL DATA IS AS OF MARCH 31, 2013 (UNAUDITED)

Asset Allocation

Stocks	**96.1%**
Information Technology	21.7%
Consumer Discretionary	19.9%
Industrials	15.5%
Health Care	13.1%
Financials	10.3%
Energy	8.3%
Consumer Staples	4.3%
Materials	3.0%
Purchased Options	**0.0%**
Cash and Cash Equivalents	**3.9%**

Lipper Rankings

Category: Lipper Mid-Cap Growth Funds	Rank	Percentile
1 Year	189/376	51
3 Year	74/338	22
5 Year	32/300	11
10 Year	30/210	15

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector
CarMax, Inc.	Consumer Discretionary
Microchip Technology Incorporated	Information Technology
Varian Medical Systems, Inc.	Health Care
Northern Trust Corporation	Financials
Pall Corporation	Industrials
Fastenal Company	Industrials
Vantiv, Inc., Class A	Information Technology
Dunkin' Brands Group, Inc.	Consumer Discretionary
Signature Bank	Financials
Fortune Brands Home & Security, Inc.	Industrials

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy Mid Cap Growth Fund

(UNAUDITED)



Ivy Mid Cap Growth Fund, Class A Shares(1) $29,567
Russell Mid-cap Growth Index $29,798
Lipper Mid-cap Growth Funds Universe Average $27,306
$40,000
$30,000
$20,000
$10,000
$0
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return(2)	Class A	Class B	Class C	Class E	Class I	Class R	Class Y
1-year period ended 3-31-13	3.00%	4.27%	8.46%	2.71%	9.57%	8.92%	9.33%
5-year period ended 3-31-13	9.08%	9.11%	9.61%	8.89%	10.84%	10.22%	10.67%
10-year period ended 3-31-13	11.45%	10.95%	11.30%	—	—	—	12.44%
Since inception of Class through 3-31-13(3)	—	—	—	6.73%	8.67%	8.10%	—

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class R and Class Y shares are not subject to sales charges.

(3)4-2-07 for Class E and Class I shares and 12-29-05 for Class R shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Ivy Mid Cap Growth Fund (in thousands) MARCH 31, 2013

COMMON STOCKS	Shares	Value
Air Freight & Logistics – 1.9%		
Expeditors International of Washington, Inc.	1,726	$ 61,630
Apparel, Accessories & Luxury Goods – 5.4%		
Burberry Group plc (A)	1,709	34,517
Michael Kors Holdings Limited (B)	619	35,127
Tumi Holdings, Inc. (B)	550	11,519
Under Armour, Inc., Class A (B)(C)	1,052	53,886
V.F. Corporation	250	41,996
		177,045
Application Software – 3.9%		
ANSYS, Inc. (B)	616	50,138
Solera Holdings, Inc.	945	55,132
Ultimate Software Group, Inc. (The) (B)	225	23,476
		128,746
Asset Management & Custody Banks – 3.0%		
Northern Trust Corporation	1,501	81,915
Oaktree Capital Group, LLC	356	18,186
		100,101
Auto Parts & Equipment – 0.6%		
Gentex Corporation	913	18,276
Automotive Retail – 2.9%		
CarMax, Inc. (B)	2,296	95,727
Biotechnology – 1.4%		
Onyx Pharmaceuticals, Inc. (B)	503	44,706
Brewers – 0.9%		
Boston Beer Company, Inc. (The), Class A (B)(C)	189	30,216
Broadcasting – 1.1%		
Discovery Holding Company, Class A (B)	453	35,640
Building Products – 1.9%		
Fortune Brands Home & Security, Inc. (B)	1,690	63,270
Coal & Consumable Fuels – 1.0%		
Joy Global Inc.	553	32,897
Communications Equipment – 3.0%		
Aruba Networks, Inc. (B)	2,009	49,698
F5 Networks, Inc. (B)	557	49,633
		99,331
Computer Storage & Peripherals – 1.5%		
Fusion-io, Inc. (B)	1,746	28,575
NetApp, Inc. (B)	586	20,018
		48,593

COMMON STOCKS (Continued)	Shares	Value
Construction Materials – 1.9%		
Martin Marietta Materials, Inc.	610	$ 62,217
Consumer Electronics – 1.5%		
Harman International Industries, Incorporated	1,084	48,399
Data Processing & Outsourced Services – 2.1%		
Vantiv, Inc., Class A (B)	2,911	69,100
Department Stores – 1.2%		
Nordstrom, Inc.	742	40,981
Distillers & Vintners – 0.8%		
Brown-Forman Corporation, Class B	385	27,488
Distributors – 1.6%		
LKQ Corporation (B)	2,370	51,573
Electrical Components & Equipment – 2.9%		
Polypore International, Inc. (B)	1,405	56,436
Roper Industries, Inc.	313	39,810
		96,246
Electronic Manufacturing Services – 1.6%		
Trimble Navigation Limited (B)	1,798	53,856
Environmental & Facilities Services – 1.5%		
Stericycle, Inc. (B)	477	50,605
Fertilizers & Agricultural Chemicals – 1.1%		
Scotts Miracle-Gro Company (The)	818	35,375
Health Care Distributors – 1.9%		
Henry Schein, Inc. (B)	673	62,240
Health Care Equipment – 6.0%		
Intuitive Surgical, Inc. (B)	67	32,983
St. Jude Medical, Inc.	667	26,960
Varian Medical Systems, Inc. (B)	1,222	87,984
Zimmer Holdings, Inc.	662	49,764
		197,691
Health Care Facilities – 1.4%		
Hologic, Inc. (B)	2,095	47,352
Homefurnishing Retail – 1.1%		
Williams-Sonoma, Inc.	691	35,607
Hotels, Resorts & Cruise Lines – 0.9%		
Norwegian Cruise Line Holdings Ltd. (B)	1,023	30,344
Household Products – 1.0%		
Church & Dwight Co., Inc.	494	31,937

COMMON STOCKS (Continued)	Shares	Value
Industrial Machinery – 5.1%		
Graco Inc.	420	$ 24,380
IDEX Corporation	1,151	61,475
Pall Corporation	1,140	77,939
		163,794
Internet Software & Services – 1.8%		
OpenTable, Inc. (B)	354	22,311
Zillow, Inc. (B)	685	37,425
		59,736
Investment Banking & Brokerage – 1.4%		
Greenhill & Co., Inc.	881	47,001
IT Consulting & Other Services – 1.9%		
Teradata Corporation (B)	1,068	62,469
Life Sciences Tools & Services – 2.4%		
Agilent Technologies, Inc.	1,034	43,399
Mettler-Toledo International Inc. (B)	169	36,024
		79,423
Oil & Gas Drilling – 1.4%		
Patterson-UTI Energy, Inc.	1,909	45,503
Oil & Gas Equipment & Services – 2.4%		
Dresser-Rand Group Inc. (B)	670	41,309
Dril-Quip, Inc. (B)	422	36,808
		78,117
Oil & Gas Exploration & Production – 3.5%		
Cabot Oil & Gas Corporation	614	41,501
Continental Resources, Inc. (B)	556	48,354
Southwestern Energy Company (B)	718	26,734
		116,589
Packaged Foods & Meats – 1.6%		
Mead Johnson Nutrition Company	660	51,132
Real Estate Services – 1.2%		
CB Richard Ellis Group, Inc. (B)	1,569	39,627
Regional Banks – 4.7%		
First Republic Bank	1,558	60,180
Signature Bank (B)	808	63,623
UMB Financial Corporation	588	28,861
		152,664
Restaurants – 2.0%		
Dunkin' Brands Group, Inc.	1,770	65,291
Semiconductors – 5.2%		
ARM Holdings plc, ADR	1,023	43,343

Ivy Mid Cap Growth Fund *(in thousands)* MARCH 31, 2013

COMMON STOCKS (Continued)	Shares	Value
Semiconductors (Continued)		
Cavium Inc. (B)	791	$ 30,708
Microchip Technology Incorporated	2,516	92,487
		166,538
Specialty Stores – 1.6%		
Ulta Salon, Cosmetics & Fragrance, Inc. (B)(C)	644	52,292
Systems Software – 0.7%		
ServiceNow, Inc. (B)	591	21,407
Trading Companies & Distributors – 2.2%		
Fastenal Company	1,423	73,053
TOTAL COMMON STOCKS – 96.1%		$3,151,825
(Cost: $2,609,909)		

PURCHASED OPTIONS	Number of Contracts (Unrounded)	Value
NASDAQ 100 Stock Index, Put $2,660.00, Expires 4–19–13	706	247
Russell 2000 Index:		
Put $890.00, Expires 4–19–13	2,017	408
Put $900.00, Expires 4–19–13	1,367	366
SPDR S&P MidCap 400 ETF Trust:		
Put $195.00, Expires 4–22–13	8,009	220
Put $197.00, Expires 4–22–13	5,458	191
TOTAL PURCHASED OPTIONS – 0.0%		$ 1,432
(Cost: $4,588)		

SHORT–TERM SECURITIES	Principal	Value
Commercial Paper – 3.5%		
Abbott Laboratories, 0.130%, 4–29–13 (D)	$10,000	$ 9,999
American Honda Finance Corp. (GTD by Honda Motor Co.), 0.120%, 4–4–13 (D)	5,000	5,000
Becton Dickinson & Co., 0.200%, 4–10–13 (D)	3,600	3,600
Bemis Company, Inc., 0.330%, 4–23–13 (D)	10,000	9,998
BHP Billiton Finance (USA) Limited (GTD by BHP Billiton Limited), 0.220%, 5–21–13 (D)	5,000	4,998
Corporacion Andina de Fomento, 0.070%, 4–1–13 (D)	3,396	3,396
CVS Caremark Corporation, 0.230%, 4–1–13 (D)	15,000	15,000
Honeywell International Inc., 0.150%, 5–30–13 (D)	3,000	2,999
Kimberly-Clark Worldwide Inc. (GTD by Kimberly-Clark Corporation), 0.080%, 4–5–13 (D)	7,400	7,400
PACCAR Financial Corp. (GTD by PACCAR Inc.), 0.120%, 4–11–13 (D)	8,400	8,400
River Fuel Funding Company #3, Inc. (GTD by Bank of Nova Scotia), 0.180%, 4–15–13 (D)	3,000	3,000
Roche Holdings, Inc., 0.140%, 4–2–13 (D)	10,000	10,000
Sonoco Products Co., 0.300%, 4–1–13 (D)	3,573	3,573
Straight-A Funding, LLC (GTD by Federal Financing Bank):		
0.180%, 4–11–13 (D)	2,750	2,750
0.150%, 6–10–13 (D)	4,338	4,337
Virginia Electric and Power Company, 0.330%, 5–6–13 (D)	15,000	14,995
Wal-Mart Stores, Inc., 0.080%, 4–8–13 (D)	5,000	5,000
		114,445
Master Note – 0.0%		
Toyota Motor Credit Corporation, 0.126%, 6–28–13 (E)	$ 44	$ 44
Treasury Bills – 0.2%		
United States Treasury Bills, 0.130%, 4–25–13	8,000	7,999
United States Government Agency Obligations – 0.3%		
Overseas Private Investment Corporation (GTD by United States Government):		
0.150%, 4–3–13 (E)	5,413	5,412
0.150%, 4–7–13 (E)	3,949	3,949
		9,361
TOTAL SHORT-TERM SECURITIES – 4.0%		$ 131,849
(Cost: $131,849)		
TOTAL INVESTMENT SECURITIES – 100.1%		$3,285,106
(Cost: $2,746,346)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.1%)		(2,907)
NET ASSETS – 100.0%		$3,282,199

Notes to Schedule of Investments

(A)Listed on an exchange outside the United States.

(B)No dividends were paid during the preceding 12 months.

(C)All or a portion of the security position is held in collateralized accounts for OTC derivatives collateral as governed by International Swaps and Derivatives Association, Inc. Master Agreements.

(D)Rate shown is the yield to maturity at March 31, 2013.

(E)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2013. Date shown represents the date that the variable rate resets.

Ivy Mid Cap Growth Fund (in thousands)

The following written options were outstanding at March 31, 2013 (contracts and exercise prices unrounded):

Underlying Security	Counterparty, if OTC	Type	Number of Contracts	Expiration Month	Exercise Price	Premium Received	Market Value
Boston Beer Company, Inc. Class A	Deutsche Bank AG	Call	882	May 2013	$161.00	$ 477	$ (469)
Gentex Corp	Goldman Sachs International	Put	3,807	May 2013	20.00	263	(343)
Graco Inc.	Deutsche Bank AG	Put	1,385	April 2013	58.00	150	(192)
NetApp, Inc.	Deutsche Bank AG	Put	2,329	April 2013	34.00	282	(205)
OpenTable Inc	Citibank N.A.	Put	1,343	April 2013	60.00	283	(134)
Palo Alto Networks, Inc.	Morgan Stanley & Co., Inc.	Put	2,857	April 2013	55.00	704	(393)
Ulta Salon, Cosmetics & Fragrance, Inc.	Deutsche Bank AG	Put	3,221	June 2013	70.00	419	(395)
	Deutsche Bank AG	Call	6,442	June 2013	98.72	1,438	(242)
Under Armour, Inc., Class A	N/A	Put	1,617	April 2013	42.50	343	(12)
						$4,359	$(2,385)

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2013. See Note 2 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$3,151,825	$ —	$ —
Purchased Options	774	658	—
Short-Term Securities	—	122,488	9,361
Total	$3,152,599	$123,146	$9,361
Liabilities			
Written Options	$ 12	$ 2,373	$ —

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed
OTC = Over the Counter

See Accompanying Notes to Financial Statements.

Ivy Money Market Fund

(UNAUDITED)



Mira Stevovich

Below, Mira Stevovich, CFA, portfolio manager of the Ivy Money Market Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2013. She has managed the Fund since June 2000 and has 26 years of industry experience.

The Fund ended the fiscal year as it ended the previous fiscal year — with short term interest rates at historically low levels. The Federal Reserve (Fed) continued to maintain a policy that provided liquidity to the economy. During the Fund's fiscal year, the credit and money markets continued to be affected by the sovereign debt problems in Europe, but not to the degree of the previous year. The money markets continued to circumvent the European problems by concentrating investments in other industry sectors and banking systems. The economy showed signs of improvement, but weak economic growth prompted the maintenance of ultra-low interest rates.

Lower rates, higher-quality bias

The Fund's fiscal year started with the federal funds rate at between 0 and 0.25%, where it remains to date. The Fed, at its December 2012 meeting, revised its approach to targeting the federal funds rate. In its press release, the Fed stated that the current low federal funds rate would remain steady as long as the unemployment rate remains above 6 1/2%, the Fed's 2% long-run inflation goal was not exceeded by more than a half percentage point in the one- and two-year projection, and the expectations for longer-term inflation continue to remain low.

The historically low federal funds rate during the Fund's fiscal year restrained the performance of the Fund and rates on money market investments, in general. The Securities and Exchange Commission (SEC) regulation requiring 30% of the Fund's portfolio mature in seven days or less also affected the Fund's return because very short maturities tend to carry the lowest interest rates. Additionally, the European sovereign debt crisis caused rates on other non-European short-term investments to decline as investors sought alternatives to European bank short-term investments. Asset growth in the money markets and diminished supply of securities toward year-end also lowered rates on money market instruments. We sought to maintain the Fund's yield by purchasing longer-dated securities as credit spreads were wide. We also invested in floating rate notes based on the three-month London Interbank Offered Rate (LIBOR). The LIBOR rate increased as the interbank rate in Europe increased, but gradually decreased during the fiscal year. Credit spreads also narrowed as the fiscal year ended, further compressing yields.

Credit quality remained an important factor in the management and performance of the Fund. We are cautious in our review of the companies and securities in which we invest. We select investments that we believe to be of the highest credit quality, based on our credit risk constraints, although this higher-quality bias can hold down yield.

Staying the course

This past year, we emphasized investments of the highest credit quality from many industries and sectors, and we intend to continue to do so going forward. We remain very selective of our investments in the banking sector. Corporate debt was used as an alternative investment, when possible. We anticipate that we will continue to use floating-rate securities in the coming fiscal year, pending future developments in the money markets. We intend to include U.S. Treasury and government agency securities, as necessary.

We are managing the Fund to comply with SEC regulations of money market funds, which were revised in 2010. The SEC amended these regulations in an effort to provide money market investors with greater protection and more timely information about the fund in which they invest. To this end, we are maintaining daily and weekly liquidity levels according to the regulations, in an effort to provide for the liquidity needs of our shareholders. We will continue to seek to manage the Fund in a prudent manner and in accordance with SEC regulations.

Please remember that an investment in the Fund is neither insured nor guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

Asset Allocation

Corporate Obligations	**72.2%**
Commercial Paper	35.6%
Notes	29.8%
Certificate Of Deposit	6.8%
Municipal Obligations	**26.0%**
United States Government and Government Agency Obligations	**1.5%**
Cash and Other Assets, Net of Liabilities	**0.3%**

Lipper Rankings

Category: Lipper Money Market Funds	Rank	Percentile
1 Year	44/236	19
3 Year	37/221	17
5 Year	20/214	10
10 Year	81/180	45

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Ivy Money Market Fund *(in thousands)* MARCH 31, 2013

CORPORATE OBLIGATIONS	Principal	Value
Certificate Of Deposit		
Banco del Estado de Chile:		
0.250%, 5–28–13	$ 500	$ 500
0.980%, 7–19–13	4,500	4,500
0.800%, 9–10–13	1,365	1,365
0.420%, 3–21–14 (A)	2,700	2,700
Citibank, N.A., 0.250%, 5–28–13	3,000	3,000
Total Certificate Of Deposit – 6.8%		**12,065**
Commercial Paper		
Bank of America, N.A., 0.240%, 4–15–13 (B)	5,000	5,000
Coca-Cola Company (The), 0.250%, 4–2–13 (B)	1,250	1,250
COFCO Capital Corp. (GTD by Rabobank Nederland), 0.300%, 4–9–13 (B)	2,000	2,000
Corporacion Andina de Fomento:		
0.501%, 4–2–13 (B)	1,750	1,750
0.790%, 5–28–13 (B)	4,825	4,819
Honeywell International Inc., 0.150%, 6–26–13 (B)	1,000	1,000
ICICI Bank Limited (GTD by Bank of America, N.A.), 0.330%, 7–23–13 (B)	2,000	1,998
J.P. Morgan Chase & Co., 0.381%, 1–22–14 (A)(B)	1,573	1,573
L'Air Liquide S.A.:		
0.190%, 4–26–13 (B)	1,000	1,000
0.160%, 4–30–13 (B)	2,600	2,599
Muni Elec Auth GA, Gen Resolution Proj Bond Anticipation Notes, Ser B (Taxable), (GTD by Wells Fargo Bank, N.A.), 0.170%, 4–4–13 (B)	5,100	5,100
Muni Impvt Corp of Los Angeles, Lease Rev (GTD by JPMorgan Chase & Co.), 0.200%, 5–21–13 (B)	1,000	1,000
River Fuel Company #2, Inc. (GTD by Bank of Nova Scotia), 0.170%, 4–30–13 (B)	6,412	6,411
River Fuel Trust #1 (GTD by Bank of Nova Scotia), 0.190%, 4–15–13 (B)	2,000	2,000
Roche Holdings, Inc., 0.160%, 5–17–13 (B)	3,000	2,999
St. Jude Medical, Inc.:		
0.250%, 4–2–13 (B)	3,500	3,500
0.250%, 4–8–13 (B)	3,000	3,000
0.230%, 4–10–13 (B)	2,050	2,050
0.230%, 4–15–13 (B)	300	300
Straight-A Funding, LLC (GTD by Federal Financing Bank): 0.190%, 4–3–13 (B)	1,500	1,500

CORPORATE OBLIGATIONS (Continued)	Principal	Value
Commercial Paper (Continued)		
0.190%, 4–9–13 (B)	$2,500	$ 2,500
0.170%, 4–11–13 (B)	2,326	2,325
0.180%, 4–11–13 (B)	1,000	1,000
0.160%, 4–12–13 (B)	1,000	1,000
0.170%, 4–12–13 (B)	1,000	1,000
0.180%, 4–17–13 (B)	500	500
Toronto-Dominion Holdings USA Inc. (GTD by Toronto Dominion Bank):		
0.150%, 4–9–13 (B)	1,000	1,000
0.180%, 5–10–13 (B)	500	500
Toyota Motor Credit Corporation, 0.170%, 4–9–13 (B)	1,054	1,054
Wisconsin Electric Power Co., 0.180%, 4–1–13 (B)	868	868
Total Commercial Paper – 35.6%		**62,596**
Notes		
American Honda Finance Corp. (GTD by Honda Motor Co.):		
0.380%, 5–4–13 (C)	1,200	1,200
0.320%, 5–8–13 (C)	4,600	4,600
0.300%, 6–12–13 (C)	4,050	4,050
Bank of Nova Scotia:		
0.550%, 4–3–13 (C)	1,500	1,503
0.550%, 4–22–13 (C)	2,800	2,802
BellSouth Corporation (GTD by AT&T Inc.), 4.010%, 4–26–13 (C)	7,000	7,015
General Electric Capital Corporation:		
0.450%, 5–1–13	2,000	2,007
2.100%, 1–7–14	3,000	3,039
IBM International Group Capital LLC (GTD by International Business Machines Corporation), 0.590%, 5–26–13 (C)	1,500	1,500
J.P. Morgan Chase & Co.:		
1.100%, 4–24–13 (C)	1,800	1,811
0.360%, 6–14–13 (C)	3,550	3,550
Kimberly-Clark Corporation, 4.215%, 12–19–13	3,200	3,291
Novartis Capital Corp. (GTD by Novartis AG), 1.900%, 4–24–13	1,650	1,652
The Academy of the New Church, Var Rate Demand Bonds, Ser 2008 (GTD by Wachovia Bank, N.A.), 0.200%, 4–7–13 (C)	1,885	1,885
Toyota Motor Credit Corporation, 0.290%, 5–22–13 (C)	6,000	6,000
Trap Rock Industries, Inc., Var Demand Bonds, Ser 2005 (GTD by Wachovia Bank, N.A.), 0.200%, 4–7–13 (C)	1,290	1,290

CORPORATE OBLIGATIONS (Continued)	Principal	Value
Notes (Continued)		
Wachovia Corporation, 0.640%, 5–1–13	$3,000	$ 3,012
Wells Fargo Bank, N.A., 0.340%, 4–20–13 (C)	2,000	2,000
WMC Finance USA (GTD by BHP Billiton Ltd.), 5.125%, 5–15–13	300	302
Total Notes – 29.8%		**52,509**
TOTAL CORPORATE OBLIGATIONS – 72.2%		**$127,170**
(Cost: $127,170)		

MUNICIPAL OBLIGATIONS	Principal	Value
California – 1.3%		
CA Muni Fin Auth, Recovery Zone Fac Bonds (Chevron U.S.A. Inc. Proj), Ser 2010C (GTD by Chevron Corporation), 0.110%, 4–1–13 (C)	1,300	1,300
Irvine Unif Sch Dist, Cmnty Fac Dist No. 09-1, Adj Rate Spl Tax Bonds, Ser 2012A (GTD by U.S. Bank, N.A.), 0.100%, 4–1–13 (C)	1,000	1,000
		2,300
Colorado – 4.4%		
Castle Rock, CO, Cert of Part, Ser 2008 (GTD by Wells Fargo Bank, N.A.), 0.180%, 4–7–13 (C)	3,000	3,000
CO Hsng and Fin Auth, Multifam Hsng Rev Bonds (Greentree Vlg Apts Proj), Ser 2007 (GTD by U.S. Bank, N.A.), 0.130%, 4–7–13 (C)	3,970	3,970
Exempla Gen Impvt Dist of Lafayette, CO, Spl Impvt Dist No. 02-01, Spl Assmt Rev Rfdg and Impvt Bonds, Ser 2002 (GTD by Wells Fargo Bank, N.A.), 0.140%, 4–7–13 (C)	475	475
Sheridan Redev Agy CO Tax, Var Rfdg S Santa Fe Dr Corridor Redev PJ-Ser A-1 (GTD by JPMorgan Chase & Co.), 0.400%, 4–7–13 (C)	250	250
		7,695

Ivy Money Market Fund *(in thousands)* MARCH 31, 2013

MUNICIPAL OBLIGATIONS (Continued)	Principal	Value
Georgia – 0.9%		
Dev Auth of Monroe Cty, Pollutn Ctl Rev Bonds (GA Power Co Plant Scherer Proj), First Ser 2008 (GTD by Georgia Power Company), 0.160%, 4–1–13 (C)	$1,618	$1,618
Illinois – 0.8%		
IL Fin Auth, Var Rate Demand Rev Bonds (Provena Health), Ser 2009B (GTD by JPMorgan Chase & Co.), 0.140%, 4–1–13 (C)	1,000	1,000
IL Fin Auth, Var Rate Demand Rev Bonds (The Univ of Chicago Med Ctr), Ser D (GTD by JPMorgan Chase & Co.), 0.130%, 4–1–13 (C)	310	310
		1,310
Louisiana – 1.9%		
LA Pub Fac Auth, Rev Bonds (Air Products and Chemicals Proj), Ser 2008A (GTD by Air Products and Chemicals, Inc.), 0.140%, 4–1–13 (C)	2,411	2,411
Parish of St. Bernard, LA, Exempt Fac Rev Bonds (Mobil Oil Corp Proj), Ser 1996 (GTD by Exxon Mobil Corporation), 0.140%, 4–1–13 (C)	1,000	1,000
		3,411
Maryland – 1.1%		
MD Hlth and Higher Edu Fac Auth Rev Bonds, Anne Arundel Hlth Sys Issue, Ser 2009A (GTD by Toronto Dominion Bank), 0.180%, 4–7–13 (C)	1,915	1,915
Minnesota – 0.4%		
Minneapolis, MN, Var Rate Demand Rev Bonds (People Serving People Proj), Ser 2000A, 0.170%, 4–1–13 (C)	690	690
Mississippi – 1.1%		
MS Business Fin Corp, Gulf Opp Zone Indl Dev Rev Bonds (Chevron U.S.A. Inc. Proj), Ser 2007D (GTD by Chevron Corporation), 0.140%, 4–1–13 (C)	900	900
Mississippi (Continued)		
MS Business Fin Corp, Gulf Opp Zone Indl Dev Rev Bonds (Chevron U.S.A. Inc. Proj), Ser 2010J (GTD by Chevron Corporation), 0.140%, 4–1–13 (C)	$1,000	$ 1,000
		1,900
Missouri – 0.5%		
Kansas City, MO, Var Rate Demand Taxable Spl Oblig Rfdg Bonds (President Hotel Redev Proj), Ser 2009B (GTD by JPMorgan Chase & Co.), 0.210%, 4–7–13 (C)	950	950
New York – 1.1%		
NY Hsng Fin Agy, Related-Caroline Apt Hsng Rev Bonds, Ser 2008A (GTD by Federal Home Loan Mortgage Corporation), 0.130%, 4–7–13 (C)	2,000	2,000
Texas – 6.8%		
Harris Cnty Hosp Dist, Sr Lien Rfdg Rev Bonds, Ser 2010 (GTD by JPMorgan Chase & Co.), 0.120%, 4–7–13 (C)	6,735	6,735
Port Arthur Navigation Dist Indl Dev Corp, Exempt Fac Var Rate Rev Bonds (Air Products Proj), Ser 2005 (GTD by Air Products and Chemicals, Inc.), 0.140%, 4–1–13 (C)	2,925	2,925
Port Arthur Navigation Dist Indl Dev Corp, Exempt Fac Var Rate Rev Bonds (Air Products Proj), Ser 2006 (GTD by Air Products and Chemicals, Inc.), 0.140%, 4–1–13 (C)	2,300	2,300
		11,960
Wisconsin – 1.3%		
Ladysmith, WI, Var Rate Demand Indl Dev Rev Bonds (Indeck Ladysmith, LLC Proj), Ser 2009A (GTD by Wells Fargo Bank, N.A.), 0.250%, 4–7–13 (C)	2,280	2,280
Wyoming – 4.4%		
Uinta Cnty, WY, Pollutn Ctl Rfdg Rev Bonds (Chevron U.S.A. Inc. Proj), Ser 1992 (GTD by Chevron Corporation), 0.140%, 4–1–13 (C)	$7,783	$ 7,783
TOTAL MUNICIPAL OBLIGATIONS – 26.0%		**$ 45,812**
(Cost: $45,812)		

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS	Principal	Value
United States Government Agency Obligations		
Overseas Private Investment Corporation (GTD by United States Government), 0.150%, 4–3–13 (C)	1,544	1,544
Totem Ocean Trailer Express, Inc. (GTD by United States Government), 0.530%, 4–15–13 (C)	1,014	1,013
Total United States Government Agency Obligations – 1.5%		**2,557**
TOTAL UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS – 1.5%		**$ 2,557**
(Cost: $2,557)		
TOTAL INVESTMENT SECURITIES – 99.7%		**$175,539**
(Cost: $175,539)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.3%		**618**
NET ASSETS – 100.0%		**$176,157**

Ivy Money Market Fund (in thousands)   MARCH 31, 2013

Notes to Schedule of Investments

(A)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2013.

(B)Rate shown is the yield to maturity at March 31, 2013.

(C)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2013. Date shown represents the date that the variable rate resets or the next demand date.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2013. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Corporate Obligations	$ —	$ 127,170	$ —
Municipal Obligations	—	45,812	—
United States Government Agency Obligations	—	2,557	—
Total	$ —	$ 175,539	$ —

The following acronym is used throughout this schedule:

GTD = Guaranteed

See Accompanying Notes to Financial Statements.

Ivy Municipal Bond Fund



Bryan J. Bailey

Below, Bryan J. Bailey, CFA, portfolio manager of the Ivy Municipal Bond Fund, discusses positioning, performance and results for the fiscal year ending March 31, 2013. He has managed the Fund since August 2008 and previously was the manager of the Fund from June 2000 to March 2007. He has 24 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended March 31, 2013	
Ivy Municipal Bond Fund (Class A shares at net asset value)	5.50%
Ivy Municipal Bond Fund (Class A shares including sales charges)	1.02%
Benchmark(s) and/or Lipper Category	
Standard & Poor's Municipal Bond Index (generally reflects the performance of securities representing the municipal bond market)	5.80%
Lipper General Municipal Debt Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	6.32%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.

The municipal bond market continues to wrestle with high levels of headline, interest rate, and political/tax risk. Market volatility continues to be elevated as a result of the risk on/risk off trades playing out in the Treasury market. Despite all of these headwinds, the municipal bond asset class posted impressive returns for the fiscal year. The credit quality of the asset class has held up remarkably well and, in aggregate, overall tax collections have recovered to pre-recession levels.

Investor cash flows into the municipals were approximately $40 billion over the course of the fiscal year. We believe that the positive market technical factors were a large contributor to performance, as new issue supply appeared to be overwhelmed by investor reinvestment coupon and maturity cash flows, as well as large new investment flows into the sector.

There were only five Moody's-rated municipal defaults in the entire 2012 calendar year and there has been one rated default so far this calendar year. We expect cumulative default rates to continue to be much lower and recovery rates much higher than rated corporate bonds.

Admittedly, there could continue to be pressure on some local, city, and county issuers and we expect many states to continue to push their problems down to the local level. While we believe cumulative default rates will pick-up modestly in the future, we believe that defaults will continue to be concentrated in the high-yield and non-essential sectors and local municipal issuers with weak demographic profiles.

Absolute yield levels hit all-time low levels in the fourth quarter of calendar 2012, and continue to be very depressed. The municipal yield curve remains quite steep by historical measures, and credit spreads, while compressing somewhat during the period, continue to be wider than historical averages.

The Fund modestly underperformed both its peer group and its benchmark in the fiscal year. We believe that many funds in the peer group are achieving superior performance by increasing exposure to below investment grade credits, substantially increasing exposure to interest rate risk, and utilizing leverage.

Portfolio turnover remained very low, as we felt that the Fund was structured appropriately entering the fiscal year. As discussed in previous shareholder letters, the Fund was aggressively restructured when the municipal market was seizing up as a result of the monoline municipal bond insurers losing their AAA- ratings and the fallout that ensued in 2007 and during the financial crisis and re-pricing of credit in 2008. The Fund continues to hold an increased level of lower investment grade spread product (A-BBB) vs. our benchmark, which enhanced performance. These portfolio adjustments made in prior fiscal years positioned the Fund appropriately for fiscal 2010, fiscal 2011, and fiscal 2012. We have slowly increased the Fund's cash position over the fiscal year, which has reduced the Fund's overall level of interest rate sensitivity from slightly aggressive vs. the benchmark to a slightly defensive stance vs. the benchmark.

Security selection

Absolute performance was enhanced by increasing and/or maintaining over-weight exposure to longer duration spread product, especially hospital, higher education, and transportation revenue bonds. Security selection within all sectors of the market and ratings categories also enhanced Fund performance. As stated above, when the municipal market was seizing up in late 2008 and early 2009, once-in-a lifetime investment opportunities presented themselves. We felt that the significantly wider-than-historical spreads available represented great value. The Fund's ample liquid holdings put us in a very enviable position to capitalize on many of these opportunities. These holdings continue to benefit the Fund, and the investments continue to be attractive today.

With absolute yield levels hovering near all-time lows, we felt it prudent to increase the cash position of the Fund and reduce the overall interest rate sensitivity to a below benchmark level. Performance was negatively impacted by these moves, but we believe the Fund is well positioned to deal with an uptick in investor redemptions, if they materialize, and investors are somewhat cushioned if/when interest rates begin to rise.

The Fund has a long-term track record of providing above-average total returns to shareholders with one of the lowest volatility measures in the industry. We will not compromise our investment principles. We believe that investors should buy the Fund in an attempt to stay rich, not to get rich. Therefore, we are not willing to take excessive credit and duration risks, or utilize leverage, in an effort to produce out-sized returns that have been historically unsustainable and subject investors to increased risk to the inevitable downside and a higher level of net asset value (NAV) volatility. We will not compromise our management discipline. Preservation of capital is an important consideration in our efforts.

Low turnover

Fiscal 2012 was a very low turnover year for the Fund, and therefore the portfolio was not materially changed, with the exception of building the cash position via investment flows to increase our flexibility. We also have built a 7.5% position in floating rate notes and auction rate notes as a hedge against rising interest rates. The vast majority of invested portfolio adjustments were made in fiscal 2009 and 2010. As stated above, increasing exposure to lower quality investment grade revenue bonds (rated low A-BBB) and extending portfolio duration has been reversed to some extent in the current fiscal year; specifically, increasing exposure to the 20+ year part of the yield curve to take advantage of the supply/demand imbalance that had resulted from increased issuance of Build America Bonds (BAB) in 2010. While BAB issuance has ceased, there is still a supply/demand imbalance on the long-end of the municipal market as issuance has been concentrated in the 10 to 15 year part of the yield curve. The steep slope of the yield curve was another contributing factor in our decision.

Looking ahead

We enter fiscal 2013 facing many of the same challenges that we faced entering last year; market risk, interest rate risk, and political/tax risk. The difference this time is the market is coming off another very strong total return year, interest rates are hovering near all time lows, and the U.S. economy is showing signs of recovery.

There are still substantial headwinds posed by problems in Europe, reduced growth prospects in China, Korean tensions, and a slower, muted U.S. recovery by historical standards. We believe market volatility will remain elevated as a result of the risk on/risk off trades playing out in the treasury market. We continue to be very cognizant that the pendulum may at some point in time swing back to renewed investor interest and confidence in the equity market which would potentially result in less interest (liquidations) in the investment grade municipal bond space.

At some point in time the Federal Reserve (Fed) will need to remove vast amounts of liquidity from the financial system and shrink the size of its balance sheet. There may be unintended consequences as these unorthodox measures are reversed. We believe that the economic growth trajectory may continue to be muted as a result of the factors cited above, but we believe that consumers and businesses are in much better shape today as a result of deleveraging and balance sheet repair efforts. There is a discernable risk that the unemployment rate may stay stubbornly high as state, local, and municipal entities utilize additional layoffs as a means to improve their fiscal positions and balance their budgets, but this trend seems to be decelerating slightly. We believe that the housing market has bottomed, but that the recovery will be slow and drawn out over time, which will continue to affect labor force mobility and robust consumption. This continues to be a very difficult period and we believe that additional cuts to programs and services, as well as pension reform measures, will need to be made at the state and local level in order to balance budgets and mend fiscal imbalances that have built up over many years of imprudent behavior. Fiscal austerity will continue to be a major focus on the state and local level, and it is our view that headline risk will be a part of the new normal for the asset class. We also think that there will be continued attacks on the municipal tax exemption in this very difficult fiscal environment.

The unconventional use of the Fed balance sheet continues to this day. We believe these manipulated low-rate levels are not sustainable and that the long run path for interest rates is probably up, and not down. However, while we believe that the 30+ year bull market in bonds is nearing an end, we do not believe that a bear market is necessarily imminent in the short run. Bond yields could stay in a low, narrow range for the remainder of calendar 2013, into 2014, or even longer. We will remain proactive and vigilant in assessing any risk to the Fund's portfolio from a change in inflation expectations, as monetary policy continues to be extraordinarily accommodative. We believe that inflation is not on the immediate horizon, but believe if it materializes it will eventually put upward pressure on long-term interest rates.

Given these crosscurrents and the high level of uncertainty on all fronts, we have reduced the interest rate sensitivity to interest rates to a relatively defensive position. The Fund's portfolio is somewhat bar-belled with a heavier concentration on the long-end of the yield curve, with an overweight cash position to give us the flexibility to take advantage of what we hope to be more attractive investment opportunities in the future. The Fund will continue to hold overweight positions in low A — BBB investment grade credits. The primary factors driving our decision are the steep slope of the municipal yield curve, and a commitment to essentially a zero interest rate policy for the foreseeable future by the Fed. Going forward, we expect to keep the average credit quality of the Fund in the A-AA range, while actively seeking relative value opportunities between sectors, states, and security structures. Positioning and asset distribution across the yield curve will continue to be a vital part of our investment strategy, as well as monitoring cross market technical factors. We will continue to search for trading opportunities to exploit in the high yield space. We believe that the Fund is well positioned relative to its peers. The objective of the Fund remains the same — to provide income that is not subject to federal income taxes, while maximizing tax-free total return. To achieve that objective, we plan to continue investing in short, intermediate and longer-term investment grade (primarily) municipal bonds with an emphasis on overall quality and capital preservation with minimal yield sacrifice.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Fixed-income securities are subject to interest rate risk and, as such, the Fund's net asset value may fall as interest rates rise. The Fund may include a significant portion of its investments that will pay interest that is taxable under the Alternative Minimum Tax (AMT). These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted is unmanaged and includes reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Municipal Bond Fund.

Ivy Municipal Bond Fund

Asset Allocation

Bonds	**84.6%**
Municipal Bonds	84.6%
Cash and Cash Equivalents	**15.4%**

Lipper Rankings

Category: Lipper General Municipal Debt Funds	Rank	Percentile
1 Year	183/252	73
3 Year	110/225	49
5 Year	55/202	28
10 Year	61/162	38

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Quality Weightings

Investment Grade	**76.7%**
AAA	1.7%
AA	24.4%
A	31.0%
BBB	19.6%
Non-Investment Grade	**7.8%**
BB	1.3%
Below CCC	0.0%
Non-rated	6.5%
Cash and Cash Equivalents	**15.5%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's.

Ivy Municipal Bond Fund

(UNAUDITED)


$30,000
$20,000
$10,000
$0
Ivy Municipal Bond Fund, Class A Shares(1) $15,054
Standard & Poor's Municipal Bond Index $16,527
Lipper General Municipal Debt Funds Universe Average $15,485
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A	Class B	Class C	Class I	Class Y[3]
1-year period ended 3-31-13	1.02%	0.72%	4.71%	5.72%	5.49%
5-year period ended 3-31-13	5.29%	5.22%	5.41%	—	5.24%
10-year period ended 3-31-13	4.17%	3.81%	3.81%	—	4.09%
Since inception of Class through 3-31-13[4]	—	—	—	6.65%	—

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 4.25%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I and Class Y shares are not subject to sales charges.

(3)The return shown for Class Y is hypothetical, because there were no shares or assets for the period from September 24, 2008 through October 7, 2009. Class A data has been substituted for Class Y data during that period.

(4)11-4-09 for Class I shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Ivy Municipal Bond Fund (in thousands) MARCH 31, 2013

MUNICIPAL BONDS	Principal	Value
Alabama – 1.3%		
The Pub Edu Bldg Auth of Tuscaloosa, Student Hsng Rev Bonds (Univ of AL Ridgecrest Residential Proj), Ser 2008, 6.750%, 7–1–33	$ 500	$ 607
The Spl Care Fac Fin Auth of Birmingham – Children's Hosp, Hlth Care Fac Rev Bonds, Children's Hosp, Ser 2009, 6.000%, 6–1–39	750	882
Water Works Board of Birmingham, AL, Water Rev Bonds, Ser 2009-A, 5.125%, 1–1–34	750	816
		2,305
Arizona – 1.4%		
AZ Cert of Part, Ser 2010A (Insured by AGM), 5.250%, 10–1–26	1,000	1,149
Rio Nuevo Multipurp Fac Dist (Tucson, AZ), Sub Lien Excise Tax Rev Bonds, Ser 2008, 6.625%, 7–15–25	500	621
Univ Med Ctr Corp (Tucson, AZ), Hosp Rev Bonds, Ser 2009, 6.500%, 7–1–39	500	577
		2,347
California – 12.8%		
Bay Area Toll Auth, San Francisco Bay Area Toll Bridge Rev Bonds, Ser 2008 D-1 Index Rate Bonds, 1.006%, 4–1–45 (A)	1,000	1,004
Bay Area Toll Auth, San Francisco Bay Area Toll Bridge Rev Bonds, Ser 2008 G-1, 1.220%, 4–1–45 (A)	1,500	1,501
CA Hlth Fac Fin Auth, Rev Bonds (Adventist Hlth Sys/West), Ser 2009A, 5.750%, 9–1–39	750	870
CA Muni Fin Auth, Cmnty Hosp of Cent CA Oblig Group Cert of Part, 5.500%, 2–1–39	460	494
CA Pollutn Ctl Fin Auth, Solid Waste Disp Rev Bonds (Republic Svc, Inc. Proj) Ser 2002B, 5.250%, 6–1–23	415	467
CA Sch Fin Auth, Charter Sch Rev Bonds (Coastal Academy Proj), Ser 2013A, 5.000%, 10–1–22	375	394

MUNICIPAL BONDS (Continued)	Principal	Value
California (Continued)		
CA Statewide Cmnty Dev Auth, Insd Rev Bonds (Henry Mayo Newhall Mem Hosp), Ser 2007A, 5.000%, 10–1–37	$ 500	$ 538
CA Statewide Cmnty Dev Auth, Student Hsng Rev Bonds (Univ of CA, Irvine East Campus Apt, Phase I Rfdg-CHF-Irvine, L.L.C.), Ser 2011, 5.000%, 5–15–21	1,195	1,381
CA Various Purp GO Bonds:		
5.000%, 2–1–22	495	514
5.250%, 9–1–26	1,500	1,772
5.250%, 10–1–29	500	585
6.500%, 4–1–33	1,000	1,241
6.000%, 11–1–39	500	605
CA Various Purp GO Rfdg Bonds, 5.000%, 2–1–33	2,000	2,262
Cnty of Sacramento, Arpt Sys Sub and PFC/Grant Rev Bonds, Ser 2009, 5.125%, 7–1–25	500	559
Contra Costa Trans Auth, Sales Tax Rev Bonds (Ltd Tax Bonds), Ltd Tax Rfdg Bonds, Ser 2012A, 0.506%, 3–1–34 (A)	1,000	1,003
Golden State Tob Securitization Corp, Tob Stlmt Asset-Bkd Bonds, Ser 2003B, 5.000%, 6–1–43	1,000	1,008
Golden State Tob Securitization Corp, Tob Stlmt Asset-Bkd Bonds, Ser 2003A-1, 6.750%, 6–1–39	200	202
Los Angeles Unif Sch Dist (Cnty of Los Angeles, CA), GO Bonds, Election of 2005, Ser 2009F, 5.000%, 1–1–34	500	572
Mountain View Shoreline Reg Park Comnty (Santa Clara Cnty, CA), Rev Bonds, Ser 2011A, 5.000%, 8–1–21	250	285
Palomar Pomerado Hlth, San Diego Cnty, CA, Cert of Part, 6.750%, 11–1–39	250	281
Redev Agy for Riverside, Interstate 215 Corridor Redev Proj Area, 2010 Tax Alloc Bonds, Ser E, 5.250%, 10–1–20	570	620
Redev Agy for Riverside, Interstate 215 Corridor Redev Proj Area, Ser 2010E, 6.000%, 10–1–25	445	493

MUNICIPAL BONDS (Continued)	Principal	Value
California (Continued)		
Riverside Cmnty College Dist, Riverside Cnty, CA, Election of 2004, GO Bonds, Ser 2004A (Insured by NPFGC), 5.500%, 8–1–29	$200	$ 214
San Jose, CA Arpt Rev Bonds, Ser 2011A-1, 5.250%, 3–1–21	500	594
Southn CA Pub Power Auth, Transmission Proj Rev Bonds (Southn Transmission Proj), Ser 2008B, 6.000%, 7–1–27	500	599
State Pub Works Board of CA, Lease Rev Bonds (Various Cap Proj), Ser 2011A:		
5.250%, 10–1–24	500	588
5.000%, 12–1–24	500	580
Upland Unif Sch Dist (San Bernardino Cnty, CA), Election of 2008 GO Bonds, Ser A, 0.000%, 8–1–31 (B)	150	64
Vernon Elec Sys Rev Bonds, Ser 2012A, 5.500%, 8–1–41	315	349
		21,639
Colorado – 3.0%		
Adams 12 Five Star Sch, Adams and Broomfield Cnty, CO Cert of Part, Ser 2008, 5.000%, 12–1–25	500	586
City and Cnty of Broomfield, CO, Rfdg Cert of Part, Ser 2010, 5.000%, 12–1–23	500	588
CO Edu and Cultural Fac Auth, Independent Sch Rev Rfdg Bonds (Vail Mountain Sch Proj), Ser 2010, 6.125%, 5–1–40	475	513
CO Hsng and Fin Auth, Sngl Fam Mtg Class I Bonds, Ser 2009A (Insured by FHA/VA), 5.500%, 11–1–29	365	379
CO Hsng and Fin Auth, Sngl Fam Prog Sr and Sub Bonds, Ser 2001A-2, 6.500%, 8–1–31	205	210
Denver Hlth and Hosp Auth, Hlthcare Recovery Zone, Fac Rev Bds, Ser 2010, 5.625%, 12–1–40	500	545

Ivy Municipal Bond Fund *(in thousands)* MARCH 31, 2013

MUNICIPAL BONDS (Continued)	Principal	Value
Colorado (Continued)		
Joint Sch Dist No. 28J, Adams and Arapahoe Cnty, CO, GO Bonds, Ser 2008, 6.000%, 12–1–28	$ 500	$ 639
Lincoln Park Metro Dist, Douglas Cnty, CO, GO Rfdg and Impvt Bonds, Ser 2008, 6.125%, 12–1–30	500	537
Platte Vly Fire Protection Dist, Weld Cnty, CO, Cert of Part, Ser 2012, 5.000%, 12–1–36	300	318
Rgnl Trans Dist, Private Activity Bonds (Denver Transit Partn Eagle P3 Proj), Ser 2010, 6.500%, 1–15–30	750	897
		5,212
Connecticut – 0.8%		
Cap City Econ Dev Auth, Prkg and Enrg Fee Rev Bonds, Ser 2008D, 5.000%, 6–15–22	370	433
CT GO Bonds, Series 2012D, 1.040%, 9–15–19 (A)	1,000	1,005
		1,438
District Of Columbia – 1.5%		
DC GO Rfdg Bonds, Ser 2008F (Insured by BHAC), 5.000%, 6–1–19	1,000	1,187
DC Hosp Rev Bonds (Sibley Mem Hosp Issue), Ser 2009, 6.375%, 10–1–39	750	868
Metro Washington Arpt Auth, Dulles Toll Road, Second Sr Lien Rev Bonds, Ser 2009C, 0.000%, 10–1–41 (B)	500	489
		2,544
Florida – 6.4%		
Brevard Cnty Hlth Fac Auth, Hlth Rev Bonds (Hlth First, Inc. Proj), Ser 2009B, 7.000%, 4–1–39	500	611
Brevard Cnty, FL, Indl Dev Rev Bonds (TUFF FL Tech Proj), Ser 2009, 6.750%, 11–1–39	500	560
Citizens Ppty Ins Corp, Sr Secured Bonds, Ser 2012A-1, 1.370%, 6–1–15 (A)	1,000	1,008
Citizens Ppty Ins Corp, Sr Secured Rev Bonds, Ser 2010A-1, 5.250%, 6–1–17	400	463

MUNICIPAL BONDS (Continued)	Principal	Value
Florida (Continued)		
Hillsborough Cnty Indl Dev Auth, Indl Dev Rev Bonds, Hlth Fac Proj (Univ Cmnty Hosp), Ser 2008A, 5.625%, 8–15–29	$555	$681
Hillsborough Cnty Indl Dev Auth, Indl Dev Rev Bonds, Hlth Fac Proj (Univ Cmnty Hosp), Ser 2008B, 8.000%, 8–15–32	600	841
Jacksonville, FL Better Jacksonville Sales Tax Rev Bonds, Ser 2003 (Insured by NPFGC), 5.250%, 10–1–19	250	256
Miami-Dade Cnty, FL, Aviation Rev Bonds, Miami Intl Arpt (Hub of the Americas), Ser 2009A, 5.500%, 10–1–36	500	576
Miami-Dade Cnty, FL, Aviation Rev Bonds, Ser 2010A, 5.500%, 10–1–41	385	436
Miami-Dade Cnty, FL, Aviation Rev Bonds, Ser 2010B, 5.000%, 10–1–23	500	587
Miami-Dade Cnty, FL, GO Bonds (Bldg Better Cmnty Prog), Ser 2008B, 6.250%, 7–1–26	500	611
Miami-Dade Cnty, FL, Water and Sewer Sys Rev Rfdg Bonds, Ser 2008B (Insured by AGM), 5.250%, 10–1–22	500	618
Miami-Dade Cnty, FL, Water and Sewer Sys Rev Rfdg Bonds, Ser 2008C (Insured by BHAC), 5.000%, 10–1–17	500	590
Mid-Bay Bridge Auth, Springing Lien Rev Bonds, Ser 2011A, 7.250%, 10–1–34	500	634
Pinellas Cnty Edu Fac Auth, Rev Rfdg Prog Bonds (Barry Univ Proj), Ser 2012, 5.250%, 10–1–30	750	827
Port St. Lucie, FL, Spl Assmt Rfdg Bonds (City Ctr Spl Assmt Dist), Ser 2008A, 5.750%, 7–1–20	500	586
St. Johns Cnty Indl Dev Auth, Rev Bonds (Presbyterian Ret Cmnty Proj), Ser 2010A, 5.875%, 8–1–40	500	555

MUNICIPAL BONDS (Continued)	Principal	Value
Florida (Continued)		
Volusia Cnty Edu Fac Auth, Edu Fac Rev Rfdg Bonds (Embry-Riddle Aeronautical Univ, Inc. Proj.) Ser 2011, 5.250%, 10–15–22	$ 500	$ 584
		11,024
Georgia – 0.7%		
Atlanta, GA, Water and Wastewater Rev Bonds, Ser 2009B, 5.375%, 11–1–39	500	564
Dev Auth of Alpharetta, GA, Edu Fac Rev Bonds (Fulton Science Academy Proj), Ser 2011A, 6.250%, 7–1–31 (C)	55	—
Muni Elec Auth of GA, Proj One Sub Bonds, Ser 2008D, 5.750%, 1–1–20	500	602
		1,166
Hawaii – 0.7%		
HI Arpt Sys Rev Bond, Rfdg Ser 2011, 5.000%, 7–1–21	1,000	1,188
Illinois – 2.6%		
Belleville, IL, Tax Incr Rfdg Rev Bonds (Frank Scott Pkwy Redev Proj), Ser 2007A:		
5.000%, 5–1–26	200	198
5.700%, 5–1–36	250	251
Build IL Sales Tax Rev Bonds, Ser 2011, 5.000%, 6–15–27	500	579
Chicago GO Bonds, Proj and Rfdg, Ser 2004A (Insured by AGM): 5.250%, 1–1–21	250	259
Chicago GO Bonds, Proj Ser 2011A, 5.250%, 1–1–35	200	221
IL Fin Auth, Rev and Rfdg Bonds (Roosevelt Univ Proj), Ser 2009, 6.500%, 4–1–39	500	568
IL Fin Auth, Rev Bonds, The Univ of Chicago, Ser 2008B, 5.500%, 7–1–19	500	607
IL Fin Auth, Student Hsng Rev Bonds (CHF-DeKalb, L.L.C. – Northn IL Univ Proj), Ser 2011, 5.750%, 10–1–21	395	443
IL GO Bonds, Ser 2012A, 4.000%, 1–1–23	1,250	1,296
		4,422

Ivy Municipal Bond Fund (in thousands) MARCH 31, 2013

MUNICIPAL BONDS (Continued)	Principal	Value
Indiana – 1.2%		
East Chicago Elem Sch Bldg Corp (Lake Cnty, IN), First Mtg Bonds, Ser 1993A, 5.500%, 1–15–16	$ 125	$ 126
Hammond IN, Redev Dist Rev Bonds (Marina Area Proj), Ser 2008, 6.000%, 1–15–17	500	518
IN Fin Auth, Fac Rev Rfdg Bonds (Miami Correctional Fac – Phase II), Ser 2008C, 5.000%, 7–1–17	500	584
IN Hlth and Edu Fac Fin Auth, Hosp Rev Bonds (Cmnty Fndtn of NW IN Oblig Group), Ser 2007, 5.500%, 3–1–37	250	271
Mt. Vernon Sch Bldg Corp of Hancock Cnty, IN, First Mtg Bonds, Ser 2007 (Insured by AGM): 5.250%, 1–15–32	500	557
		2,056
Iowa – 1.1%		
Altoona, IA, Annual Appropriation Urban Renewal Tax Incr Rev Bonds, Ser 2008, 6.000%, 6–1–34	1,000	1,089
IA Higher Edu Loan Auth, Private College Fac Rev Bonds (Upper IA Univ Proj), Ser 2012, 5.000%, 9–1–33	750	786
		1,875
Kansas – 1.1%		
Arkansas City, KS Pub Bldg Comsn, Rev Bonds (South Cent KS Rgnl Med Ctr), Ser 2009, 7.000%, 9–1–38	500	601
Sedgwick Cnty, KS and Shawnee Cnty, KS, Sngl Fam Mtg Rev Bonds (Mtg-Bkd Sec Prog), Ser 2003A-2 (Insured by GNMA/FNMA), 5.650%, 6–1–35	90	95
Shawnee Cnty, KS Cert of Part (First Responders Comm Proj), Ser 2012, 5.000%, 9–1–24	1,050	1,193
		1,889
Kentucky – 1.7%		
Cmnwlth of KY, State Ppty and Bldg Comsn, Rev and Rev Rfdg Bonds, Proj No. 90, 5.750%, 11–1–19	500	617

MUNICIPAL BONDS (Continued)	Principal	Value
Kentucky (Continued)		
KY Econ Dev Fin Auth, Hosp Rev Bonds, Ser 2010A:		
5.500%, 6–1–21	$ 500	$ 596
6.500%, 3–1–45	675	807
Louisville Rgnl Arpt Auth, Arpt Sys Rev Bonds, Ser 2008A, 5.250%, 7–1–28	500	553
Tpk Auth of KY, Econ Dev Road Rev Bonds (Revitalization Proj), Ser 2008A, 5.000%, 7–1–16	330	377
		2,950
Louisiana – 2.9%		
LA Citizens Prop Ins Corp, Assmt Rev Rfdg Bonds, Ser 2012, 5.000%, 6–1–24	500	571
LA Local Govt Envirnmt Fac and Cmnty Dev Auth, Hosp Rev Bonds (Women's Hosp Fndtn Gulf Opp Zone Proj), Ser 2010B, 6.000%, 10–1–44	750	855
New Orleans Aviation Board, Rev Rfdg Bonds (Restructuring GARBs), Ser 2009A-1, 6.000%, 1–1–23	500	593
New Orleans, LA, GO Rfdg Bonds, Ser 2012 (Insured by AGM), 5.000%, 12–1–26	1,500	1,725
Rgnl Transit Auth, New Orleans, LA, Sales Tax Rev Bonds, Ser 2010 (Insured by AGM), 5.000%, 12–1–22	1,000	1,180
		4,924
Maryland – 0.9%		
MD Econ Dev Corp, Pollutn Ctl Rev Rfdg Bonds (Potomac Elec Proj), Ser 2006, 6.200%, 9–1–22	500	615
MD Hlth and Higher Edu Fac Auth Rev Bonds, Johns Hopkins Hlth Sys Oblig Group Issue, Ser 2012D, 0.966%, 5–15–38 (A)	1,000	1,005
		1,620
Massachusetts – 0.9%		
MA Dev Fin Agy, Rev Bonds, Foxborough Rgnl Charter Sch Issue, Ser 2010, 6.375%, 7–1–30	500	570

MUNICIPAL BONDS (Continued)	Principal	Value
Massachusetts (Continued)		
MA Edu Fin Auth, Edu Loan Rev Bonds, Issue I, Ser 2009, 6.000%, 1–1–28	$ 370	$ 425
MA Port Auth, PFC Rev Rfdg Bonds, Ser 2010-E, 5.000%, 7–1–15	500	545
		1,540
Michigan – 2.5%		
Detroit, MI, Water Supply Sys Rev, Sr Lien Bonds, Ser 2011-A, 5.750%, 7–1–37	500	561
Kalamazoo Hosp Fin Auth, Hosp Rev Rfdg Bonds (Bronson Methodist Hosp), Ser 2003A, 5.000%, 5–15–26	500	546
MI Fin Auth Rev Bonds (Detroit Sch Dist), Ser 2011, 5.500%, 6–1–21	1,000	1,183
MI State Hosp Fin Auth, Hosp Rev and Rfdg Bonds (Henry Ford Hlth Sys), Ser 2009, 5.750%, 11–15–39	750	849
State Bldg Auth, MI, 2006 Rev Rfdg Bonds (Fac Prog), Ser IA (Insured by FGIC), 0.000%, 10–15–22 (B)	1,000	704
State Bldg Auth, MI, 2008 Rev Rfdg Bonds (Fac Prog), Ser I, 5.000%, 10–15–18	305	362
		4,205
Minnesota – 0.3%		
Minneapolis-St. Paul Metro Arpt Comsn, Sub Arpt Rev Rfdg Bonds, Ser 2010D, 5.000%, 1–1–20	500	589
Mississippi – 0.5%		
The Univ of Southn MS, S.M. Edu Bldg Corp, Rev Bonds (Campus Fac Impvt Proj), Ser 2009, 5.375%, 9–1–36	750	844
Missouri – 3.5%		
Belton, MO, Tax Incr Rev Bonds (Belton Town Centre Proj), Ser 2004, 6.250%, 3–1–24	200	201
Broadway-Fairview Trans Dev Dist (Columbia, MO), Trans Sales Tax Rev Bonds, Ser 2006A, 6.125%, 12–1–36	175	146

Ivy Municipal Bond Fund *(in thousands)*

MUNICIPAL BONDS (Continued)	Principal	Value
Missouri (Continued)		
Hlth and Edu Fac Auth, Hlth Fac Rev Bonds (The Children's Mercy Hosp), Ser 2009, 5.625%, 5–15–39	$ 750	$ 829
Indl Dev Auth of Joplin, MO, Hlth Fac Rev Bonds (Freeman Hlth Sys), Ser 2011, 5.500%, 2–15–31	750	829
Indl Dev Auth of Kansas City, MO, Rev Bonds (Plaza Library Proj), Ser 2004, 5.900%, 3–1–24	200	202
MO Dev Fin Board, Infra Fac Rev Bonds (Branson Landing Proj), Ser 2004A, 5.250%, 12–1–19	65	69
MO Dev Fin Board, Infra Fac Rev Bonds (Independence, MO – Events Ctr Proj), Ser 2009A, 6.625%, 4–1–33	580	617
Platte Cnty R-III Sch Dist Bldg Corp, Leasehold Rfdg and Impvt Rev Bonds, Ser 2008, 5.000%, 3–1–28	340	370
Pub Water Supply Dist No. 1 of Lincoln Cnty, MO, Cert of Part, Ser 2009, 6.750%, 6–15–35	500	539
St. Louis Cnty, MO Indl Dev Auth, Sr Living Fac Rev Bonds (Friendship Vlg Sunset Hills), Ser 2012, 5.000%, 9–1–32	1,120	1,193
The Indl Dev Auth of Moberly, MO, Annual Appropriation Recovery Zone Fac Bonds (Proj Sugar), Ser 2010-C, 6.000%, 9–1–24 (C)	500	30
The Indl Dev Auth of Platte Cnty, MO, Trans Rev Bonds (Zona Rosa Phase II Retail Proj), Ser 2007, 6.850%, 4–1–29	250	265
The Indl Dev Auth of St. Joseph, MO, Spl Oblig Rev Bonds (St. Joseph Sewage Sys Impvt Proj), Ser 2007, 4.375%, 4–1–18	100	109
The Indl Dev Auth of St. Louis, MO, Sr Living Fac Rev Bonds (Friendship Vlg of West Cnty), Ser 2007A, 5.500%, 9–1–28	500	518
		5,917
Nevada – 0.8%		
Las Vegas Redev Agy, NV, Tax Incr Rev Bonds, Ser 2009A, 8.000%, 6–15–30	$ 500	$ 570
Overton Power Dist No. 5 (NV), Spl Oblig Rev Bonds, Ser 2008:		
6.000%, 12–1–16	75	86
6.250%, 12–1–17	270	321
6.500%, 12–1–18	290	355
		1,332
New Hampshire – 0.7%		
NH Hlth and Edu Fac Auth, Rev Bonds, Rivermead Issue, Ser 2011A, 6.875%, 7–1–41	150	170
NH Hlth and Edu Fac Auth, FHA Insd Mtg Rev Bonds, LRG Hlthcare Issue, Ser 2009 (Insured by FHA), 7.000%, 4–1–38	500	611
NH Hsng Fin Auth, Sngl Fam Mtg Acquisition Rev Bonds, Ser 2008, 6.000%, 7–1–38	400	423
		1,204
New Jersey – 5.5%		
Casino Reinvestment Dev Auth, Hotel Room Fee Rev Bonds, Ser 2004 (Insured by AMBAC), 5.250%, 1–1–19	640	683
Newark, NJ, Tax Appeal Rfdg Notes, Ser 2012E, 2.000%, 12–11–13	1,477	1,485
NJ Econ Dev Auth, Rev Bonds (Provident Group-Montclair Ppty L.L.C. – Montclair St Univ Student Hsng Proj), Ser 2010A, 5.750%, 6–1–31	850	963
NJ Econ Dev Auth, Sch Fac Constr Bonds, Ser 2005O, 5.125%, 3–1–30	250	273
NJ Econ Dev Auth, Sch Fac Constr Notes, Ser 2012H, 1.020%, 2–1–17 (A)	2,000	2,005
NJ Econ Dev Auth, Sch Fac Constr Rfdg Bonds, Ser 2011EE, 5.250%, 9–1–24	500	595
NJ Higher Edu Student Assistance Auth, Student Loan Rev Bonds, Ser 2011-1, 5.000%, 12–1–19	500	568
NJ Hlth Care Fac Fin Auth, Rev and Rfdg Bonds, Barnabas Hlth Issue, Ser 2011A, 5.625%, 7–1–37	500	560
NJ Hlth Care Fac Fin Auth, Rev Bonds, Virtua Hlth Issue, Ser 2009A, 5.500%, 7–1–38	$ 500	$ 551
NJ Trans Trust Fund Auth, Trans Sys Bonds, Ser 2006A (Insured by AGM/CR), 5.500%, 12–15–22	500	628
NJ Trans Trust Fund Auth, Trans Sys Bonds, Ser 2003B-2, 5.000%, 12–15–16	500	577
Passaic Vly Sewerage Commissioners (NJ), Sewer Sys Bonds, Ser G, 5.750%, 12–1–21	435	536
		9,424
New Mexico – 0.1%		
NM Mtg Fin Auth, Sngl Fam Mtg Prog Class I Bonds, Ser 2006D (Insured by GNMA/FNMA/FHLMC), 6.000%, 1–1–37	35	38
NM Mtg Fin Auth, Sngl Fam Mtg Prog Class I Bonds, Ser 2008D-2 (Insured by GNMA/FNMA/FHLMC), 5.250%, 7–1–30	75	77
		115
New York – 3.7%		
Battery Park City Auth, Jr Rev Bonds (Auction Rate Sec) Ser 2003C-1 (Insured by AGM), 0.408%, 11–1–33 (A)	1,300	1,232
NY Enrg Research and Dev Auth, Pollutn Ctl Rev Bonds (Niagara Mohowak Power Corp Proj), Ser 1985A (Insured by AMBAC), 0.511%, 12–1–23 (A)	1,380	1,340
NY State Enrg Research and Dev Auth, Fac Rev Bonds (Consolidated Edison Co of NY, Inc. Proj) Sub Ser 1999A-1 (Insured by AMBAC), 0.175%, 5–1–34 (A)	2,000	1,719
NYC Indl Dev Agy, Pilot Rev Bonds (Yankee Stadium Proj), Ser 2009A:		
0.000%, 3–1–25 (B)	500	333
0.000%, 3–1–26 (B)	500	316
0.000%, 3–1–27 (B)	500	301
Port Auth of NY and NJ, Consolidated Bonds, One Hundred Fifty-Second Ser (Insured by BHAC), 5.750%, 11–1–30	500	587

Ivy Municipal Bond Fund (in thousands)

MUNICIPAL BONDS (Continued)	Principal	Value
New York (Continued)		
Suffolk Cnty Indl Dev Agy, Civic Fac Rev Bonds (The Southampton Hosp Assoc Civic Fac), Ser 1999A, 7.250%, 1–1–20	$ 80	$ 80
Suffolk Cnty Indl Dev Agy, Civic Fac Rev Bonds (The Southampton Hosp Assoc Civic Fac), Ser 1999B, 7.625%, 1–1–30	455	456
		6,364
North Carolina – 0.9%		
NC Eastn Muni Power Agy, Power Sys Rev Bonds, Ser 2008C, 6.000%, 1–1–19	250	282
NC Med Care Comsn, Hlth Care Fac Rev Rfdg Bonds (Univ Hlth Sys of Eastn Carolina), Ser 2008E-2, 6.000%, 12–1–36	500	538
NC Tpk Auth, Triangle Expressway Sys Rev Bonds, Ser 2009A, 0.000%, 1–1–37 (B)	500	175
Oak Island, NC, Enterprise Sys Rev Bonds, Ser 2009, 6.000%, 6–1–34	500	574
		1,569
Ohio – 0.9%		
OH Air Quality Dev Auth, Envirnmt Impvt Rev Bonds (Buckeye Power, Inc. Proj), Ser 2010, 5.750%, 12–1–30	500	563
OH Major New State Infra Proj Rev Bonds, Ser 2008-I, 6.000%, 6–15–17	395	479
Toledo-Lucas Cnty Port Auth, Dev Rev Bonds (NW OH Bond Fund), (Midwest Terminals Proj) Ser 2007C, 6.000%, 11–15–27	435	478
		1,520
Oklahoma – 0.9%		
Cleveland Cnty Justice Auth, Sales Tax Rev Bonds (Cleveland Cnty Detention Fac Proj), Ser 2009B, 5.750%, 3–1–29	230	251
Grand River Dam Auth, Rev Bonds, Ser 2008A (Insured by BHAC), 5.000%, 6–1–18	905	1,081
Oklahoma (Continued)		
Tulsa Pub Fac Auth, Assembly Ctr Lease Payment Rev Bonds, Rfdg Ser 1985, 6.600%, 7–1–14	$ 125	$ 130
		1,462
Oregon – 0.2%		
Hosp Fac Auth of Clackamas Cnty, OR, Rev Bonds (Legacy Hlth Sys), Ser 2009A, 5.500%, 7–15–35	250	277
Pennsylvania – 3.7%		
Allegheny Cnty Arpt Auth, Arpt Rev Rfdg Bonds (Pittsburg Intl Arpt), Ser 2010A, 5.000%, 1–1–17	250	288
Cumberland Cnty Muni Auth, Rfdg Rev Bonds (Asbury PA Oblig Group), Ser 2012, 3.000%, 1–1–17	895	891
Dauphin Cnty Gen Auth, Hlth Sys Rev Bonds (Pinnacle Hlth Sys Proj), Ser 2009A, 6.000%, 6–1–36	600	676
Lycoming Cnty Auth, Hlth Sys Rev Bonds (Susquehanna Hlth Sys Proj), Ser 2009A, 5.750%, 7–1–39	500	548
PA Higher Edu Fac Auth, Rev Bonds (Shippensburg Univ Student Svc, Inc. Student Hsng Proj at Shippensburg Univ of PA), Ser 2011, 6.000%, 10–1–26	500	586
PA Tpk Comsn, Tpk Sub Rev Bonds, Ser 2009D, 5.500%, 12–1–41	750	834
PA Tpk Comsn, Tpk Sub Rev Bonds, Ser 2010B-2, 0.000%, 12–1–28 (B)	1,500	1,485
Philadelphia Auth Indl Dev Rev Bonds (Mariana Bracetti Academy Charter Sch Proj), Ser 2011, 7.250%, 12–15–31	400	441
Philadelphia, PA, GO Rfdg Bonds, Ser 2008A (Insured by AGM), 5.250%, 12–15–24	445	498
		6,247
Puerto Rico – 3.8%		
Cmnwlth of PR, Pub Impvt Rfdg Bonds (GO Bonds), Ser 2007A, 5.500%, 7–1–21	500	534
Puerto Rico (Continued)		
Cmnwlth of PR, Pub Impvt Rfdg GO Bonds, Ser 2012A, 5.500%, 7–1–39	$1,250	$1,208
PR Aqueduct and Sewer Auth, Rev Bonds, Ser A, 6.000%, 7–1–44	700	705
PR Aqueduct and Sewer Auth, Rev Bonds, Ser A (Sr Lien), 6.000%, 7–1–38	500	505
PR Elec Power Auth, Power Rev Bonds, Ser 2010XX, 5.750%, 7–1–36	750	762
PR Elec Power Auth, Power Rev Bonds, Ser ZZ, 5.250%, 7–1–24	1,000	1,026
PR Elec Power Auth, Power Rev Rfdg Bonds, Ser DDD, 5.000%, 7–1–21	1,000	1,036
PR Pub Fin Corp (Cmnwlth Approp Bonds), 2011 Ser B, 5.500%, 8–1–31	250	247
PR Sales Tax Fin Corp, Sales Tax Rev Bonds, First Sub Ser 2010A, 0.000%, 8–1–33 (B)	500	394
		6,417
Rhode Island – 0.5%		
RI Student Loan Auth, Student Loan Prog Rev Bonds, Sr Ser 2008A, 5.250%, 12–1–18	600	680
RI Student Loan Auth, Student Loan Prog Rev Bonds, Sr Ser 2009A, 6.250%, 12–1–27	185	210
		890
Tennessee – 0.3%		
The Hlth, Edu and Hsng Fac Board of Shelby, TN, Rev Bonds (Methodist Le Bonheur Hlthcare), Ser 2008C, 5.250%, 6–1–18	500	595
Texas – 9.5%		
Arlington, TX, Spl Tax Rev Bonds, Ser 2008 (Insured by BHAC), 5.000%, 8–15–18	300	353
Bexar Cnty Hlth Fac Dev Corp, Rev Bonds (Army Ret Residence Fndtn Proj), Ser 2010, 6.200%, 7–1–45	250	282

Ivy Municipal Bond Fund (in thousands) MARCH 31, 2013

MUNICIPAL BONDS (Continued)	Principal	Value
Texas (Continued)		
Board of Regents, TX State Univ Sys, Rev Fin Sys Rev Bonds, Ser 2008, 5.250%, 3–15–19	$ 355	$ 425
Cass Cnty Indl Dev Corp, Envirnmt Impvt Rev Rfdg Bonds, Ser 2009A, 9.250%, 3–1–24	500	651
Clifton Higher Edu Fin Corp, Edu Rev Bonds (IDEA Pub Sch), Ser 2011, 5.750%, 8–15–41	500	565
El Paso, TX (El Paso Cnty), Water and Sewer Rev Rfdg Bonds, Ser 2008C, 5.000%, 3–1–17	500	580
Harris Cnty Cultural Edu Fac Fin Corp, Med Fac Rev Rfdg Bonds (Baylor College of Medicine), Ser 2008D, 5.000%, 11–15–16	200	227
Hopkins Cnty Hosp Dist, Hosp Rev Bonds, Ser 2008, 6.000%, 2–15–33	500	513
Houston Higher Edu Fin Corp, Edu Rev Bonds (Cosmos Fndtn, Inc.), Ser 2011A, 6.500%, 5–15–31	1,000	1,243
Houston, TX Arpt Sys, Sub Lien Rev Rfdg Bonds, Ser 2012A, 5.000%, 7–1–32	500	554
Houston, TX, Combined Util Sys, First Lien Rev Rfdg Bonds (SIFMA Index Floating Rate Bonds), Ser 2012C, 0.720%, 5–15–34 (A)	500	505
Howard Cnty, TX GO Bonds, Ser 2008, 4.650%, 2–15–24	505	537
Lower Colorado River Auth, Rfdg Rev Bonds, Ser 2008A, 5.750%, 5–15–23	500	601
Lufkin Hlth Fac Dev Corp, Rev Rfdg and Impvt Bonds (Mem Hlth Sys of East TX), Ser 2009, 6.250%, 2–15–37	500	549
Mission Econ Dev Corp, Solid Waste Disp Rev Bonds (Dallas Clean Enrg McCommas Bluff, LLC Proj), Ser 2011, 5.625%, 12–1–17	505	541
North TX Twy Auth, Sys Rev Rfdg Bonds, Ser 2008A, 6.000%, 1–1–25	500	586
North TX Twy Auth, Sys Rev Rfdg Bonds, Ser 2008D, 0.000%, 1–1–30 (B)	$1,000	$ 501
Prosper, TX (Collin Cnty), Combination Tax and Rev Cert of Oblig, Ser 2008, 5.500%, 2–15–20	500	587
Tarrant Cnty Cultural Edu Fac Fin Corp, Ret Fac Rev Bonds (NW Sr Hsng Corp – Edgemere Proj), Ser 2006A, 6.000%, 11–15–36	500	530
Tarrant Cnty Cultural Edu Fac Fin Corp, Ret Fac Rev Bonds (Buckingham Sr Living Cmnty, Inc. Proj), Ser 2007, 5.625%, 11–15–27	250	262
Trinity River Auth of TX (Tarrant Cnty Water Proj), Impvt Rev Bonds, Ser 2008, 5.750%, 2–1–26	325	385
TX Muni Gas Acquisition and Supply Corp III, Gas Supply Rev Bonds, Ser 2012, 5.000%, 12–15–16	1,000	1,094
TX Private Activity Bond Surface Trans Corp, Sr Lien Rev Bonds (North Tarrant Express Managed Lanes Proj), Ser 2009, 6.875%, 12–31–39	500	595
TX Private Activity Bond Surface Trans Corp, Sr Lien Rev Bonds (LBJ Infra Group LLC IH-635 Managed Lanes Proj), Ser 2010, 7.500%, 6–30–33	750	942
TX Trans Comsn Cent TX Tpk Sys, First Tier Rev Rfdg Bonds, Ser 2012-B, 1.250%, 8–15–42 (A)	2,500	2,523
		16,131
Utah – 0.4%		
Midvale, UT Muni Bldg Auth Lease Rev Bonds (City Hall Proj), Ser 2012:		
2.000%, 10–15–16	195	201
2.000%, 10–15–17	465	479
		680
Vermont – 0.0%		
VT Hsng Fin Agy, Sngl Fam Hsng Bonds, Ser 27 (Insured by AGM), 5.500%, 11–1–37	55	58
Virgin Islands – 1.0%		
VI Pub Fin Auth, Sub Rev Bonds (VI Matching Fund Loan Note – Cruzan Proj), Ser 2009A, 6.000%, 10–1–39	$ 500	$ 548
VI Pub Fin Auth, Sub Rev Bonds (VI Matching Fund Loan Note – Diageo Proj), Ser 2009A, 5.000%, 10–1–25	1,000	1,095
		1,643
Virginia – 0.8%		
Indl Dev Auth of Washington Cnty, VA, Hosp Rev Bonds (Mountain States Hlth Alliance), Ser 2009C, 7.500%, 7–1–29	500	606
VA Hsng Dev Auth, Cmnwlth Mtg Bonds, Ser 2008E, 5.500%, 7–1–20	475	538
VA Pub Bldg Auth, Pub Fac Rev Bonds, Ser 2008B, 5.250%, 8–1–22	250	297
		1,441
Washington – 1.1%		
Pub Util Dist No. 1, Pend Oreille Cnty, WA, Box Canyon Production Sys Rev Bonds, Ser 2010, 5.750%, 1–1–41	750	842
WA Hlth Care Fac Auth, Rev Bonds (Swedish Hlth Svc), Ser 2009A, 6.500%, 11–15–33	500	550
WA Hlth Care Fac Auth, Rev Bonds (Virginia Mason Med Ctr), Ser 2007C, 5.500%, 8–15–36	500	529
		1,921
West Virginia – 0.5%		
Brooke Cnty, WV, Rev Bonds (Bethany College), Ser 2011A, 6.500%, 10–1–31	300	346
WV Hosp Fin Auth, Hosp Rev Rfdg and Impvt Bonds (WV Utd Hlth Sys Oblig Group), Ser 2009C, 5.500%, 6–1–39	500	555
		901
Wisconsin – 1.0%		
Milwaukee Cnty, WI, Arpt Rev Rfdg Bonds, Ser 2010B, 5.000%, 12–1–19	1,000	1,192
WI Hlth and Edu Fac Auth, Rev Bonds (Pro Hlth Care, Inc. Oblig Group), Ser 2009, 6.625%, 2–15–39	500	583
		1,775

Ivy Municipal Bond Fund *(in thousands)* MARCH 31, 2013

MUNICIPAL BONDS (Continued)	Principal	Value
Wyoming – 0.5%		
Hsng Auth of Cheyenne, Hsng Rev Bonds (Foxcrest II Proj), Ser 2004, 5.750%, 6–1–34	$ 300	$ 302
WY Muni Power Agy, Power Supply Sys Rev Bonds, Ser 2008A, 5.250%, 1–1–23	500	583
		885
TOTAL MUNICIPAL BONDS – 84.6%		**$144,545**
(Cost: $131,972)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper – 1.4%		
Kroger Co. (The), 0.320%, 4–1–13 (D)	2,374	2,374
Master Note – 0.4%		
Toyota Motor Credit Corporation, 0.126%, 6–28–13 (E)	725	725
Municipal Obligations – 12.7%		
Bartow, GA Dev Auth Pollutn Ctl Rev Bonds (GA Power Co Plant Proj), First Ser 1997, 0.160%, 4–1–13 (E)	$2,000	$2,000
CA Hlth Fac Fin Auth, Var Rate Hosp Rev Bonds (Adventist Hlth Sys/West), Ser 1998B (GTD by Bank of America, N.A.), 0.100%, 4–1–13 (E)	2,500	2,500
Fremont (Alameda Cnty, CA), Fremont Public Fin Auth (U.S. Bank, N.A.), 0.110%, 4–7–13 (E)	3,950	3,950
Irvine Unif Sch Dist, Cmnty Fac Dist No. 09-1, Adj Rate Spl Tax Bonds, Ser 2012A (GTD by U.S. Bank, N.A.), 0.100%, 4–1–13 (E)	4,900	4,900
MS Business Fin Corp, Gulf Opp Zone Indl Dev Rev Bonds (Chevron U.S.A. Inc. Proj), Ser 2007B (GTD by Chevron Corporation), 0.140%, 4–1–13 (E)	$8,288	$ 8,288
		21,638
TOTAL SHORT-TERM SECURITIES – 14.5%		**$ 24,737**
(Cost: $24,737)		
TOTAL INVESTMENT SECURITIES – 99.1%		**$169,282**
(Cost: $156,709)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.9%		**1,638**
NET ASSETS – 100.0%		**$170,920**

Notes to Schedule of Investments

(A)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2013.

(B)Zero coupon bond.

(C)Non-income producing as the issuer has either missed its most recent interest payment or declared bankruptcy.

(D)Rate shown is the yield to maturity at March 31, 2013.

(E)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2013. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2013. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Municipal Bonds	$ —	$140,254	$4,291
Short-Term Securities	—	24,737	—
Total	$ —	$164,991	$4,291

The following table is a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

	Municipal Bonds
Beginning Balance 4-1-12	$ 175
Net realized gain (loss)	4
Net change in unrealized appreciation (depreciation)	64
Purchases	4,161
Sales	(193)
Transfers into Level 3 during the period	255
Transfers out of Level 3 during the period	(175)
Ending Balance 3-31-13	$4,291
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 3-31-13	$ 64

Transfers from Level 2 to Level 3 occurred generally due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred generally due to the increased availability of observable market data due to increased market activity or information. As shown above, transfers in and out of Level 3 represent the value at the later of the beginning of the fiscal period or the purchase date of the security.

Information about Level 3 fair value measurements:

	Fair Value at 3-31-13	Valuation Technique(s)	Unobservable Input(s)
Assets			
Municipal Bonds	$4,291	Third-party vendor pricing service	Vendor quotes

The following acronyms are used throughout this schedule:

AGM = Assured Guaranty Municipal
AMBAC = American Municipal Bond Assurance Corp.
BHAC = Berkshire Hathaway Assurance Corporation
CR = Custodial Receipts
FGIC = Financial Guaranty Insurance Co.
FHA = Federal Housing Administration
FHLMC = Federal Home Loan Mortgage Corp.
FNMA = Federal National Mortgage Association
GNMA = Government National Mortgage Association
GTD = Guaranteed
NPFGC = National Public Finance Guarantee Corp.
VA = Department of Veterans Affairs

See Accompanying Notes to Financial Statements.

Ivy Municipal High Income Fund

(UNAUDITED)



Michael J. Walls

Below, Michael J. Walls, portfolio manager of the Ivy Municipal High Income Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2013. He has managed the Fund since May 2009 and has 15 years of industry experience.

Fiscal Year Performance

For the 12 months ended March 31, 2013	
Ivy Municipal High Income Fund (Class A shares at net asset value)	8.71%
Ivy Municipal High Income Fund (Class A shares including sales charges)	4.08%
Benchmark(s) and/or Lipper Category	
Barclays Municipal High Yield Index (reflects the performance of securities generally representing the municipal high-yield bond market)	14.30%
Lipper High Yield Municipal Debt Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	10.10%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance data discussion below is at net asset value.

Municipal bond inflows were consistently positive during the year ending March 31, 2013; however in the first few months of 2013 flows slowed from the record levels in 2012. With higher tax rates moving into 2013, demand for high yield municipals should remain strong, however we believe there will be headwinds in the months to come. Investor concern due to multiple downgrades of Puerto Rico debt negatively affected prices on its roughly $23.8 billion in bonds outstanding. Puerto Rico plans additional issuance in the form of a large refinancing which could put pressure on municipal bond prices. We also expect the level of issuance to increase in the second half of 2013, which could potentially affect bond prices if retail investors decide to reallocate to equities and reduce their exposure in fixed income.

Overall we expect supply in the municipal bond market to continue to remain within norms, with the majority of bond issuance originating as refinancing of current debt and not net new money. However, we do believe it like that to see a higher level of new money issuance than we have seen in the recent past as issuers take advantage of historically low absolute yields. Although we see choppy waters ahead for the next few months, investors with patience could be rewarded.

Duration and credit management

Longer maturity high-yield bonds outperformed the last 12 months versus their shorter maturity counter parts within the high-yield index. The five-year, 10-year and 20-year maturity bonds of the high-yield index were up over 5, 10, and 13 percent, respectively, while the 30-year maturity bond was up more than 19 percent. Having a portfolio of high-coupon bonds priced to shorter call dates resulted in the Fund's underperformance against funds with longer maturity discounted structures. Being underweight high-yield tobacco bonds also hurt performance with the sector returning over 26 percent for the year ending March 31, 2013.

While duration management is important for a bond fund, we believe credit selection is paramount when investing in a high-yield municipal bonds. Since last year's report, we have been reducing the Fund's exposure to new issue higher-yielding credits. With spreads tighter and new-issue bond covenants much less restrictive, we have been focused on opportunities in more defensive structures away from the new issue market. We believe bonds which offer above-market coupons and are priced to shorter calls, represent greater value and better downside protection in a rising interest rate environment.

Looking ahead

Since the year ending March, 31, 2013, we have continued to find some value in lower credit quality bonds albeit considerably less than in previous years. We have begun shortening duration versus the high-yield index. We have been, and will continue to be, defensive in the short term by maintaining more of the Fund in 6-percent coupon bonds or higher. We will continue purchasing deals in the new issue and secondary market as opportunities present themselves. We also have started adding floating rate bonds into the portfolio, which are designed to help protect the portfolio from potential rises in interest rates.

In the near term, we believe the market will be volatile as investors review their portfolio mix between fixed income and equities. We believe investors will continue to search for tax-exempt yield due to higher tax rates which should continue to provide demand for municipal debt. Continued headline risk; namely Puerto Rico, could cause short-term price volatility. We will slowly start to accumulate cash and look forward as volatility presents excellent buying opportunities. We will continue to maintain diversification across sectors and geographical regions.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted. Performance including sales charges reflects the maximum applicable front-end sales load.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Fixed-income securities are subject to interest-rate risk, so the net asset value of the Fund's shares may fall as interest rates rise. These and other risks are more fully described in the Fund's prospectus.

The Fund may include a significant portion of its investments that will pay interest that is taxable under the Alternative Minimum Tax (AMT).

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted is unmanaged and includes reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Municipal High Income Fund.

Ivy Municipal High Income Fund

ALL DATA IS AS OF MARCH 31, 2013 (UNAUDITED)

Asset Allocation

Bonds	**92.5%**
Municipal Bonds	92.5%
Cash and Cash Equivalents	**7.5%**

Lipper Rankings

Category: Lipper High Yield Municipal Debt Funds	Rank	Percentile
1 Year	89/117	76
3 Year	40/111	36

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Quality Weightings

Investment Grade	**44.0%**
AA	4.5%
A	14.9%
BBB	24.6%
Non-Investment Grade	**48.5%**
BB	7.3%
B	3.6%
CCC	1.3%
Below CCC	0.0%
Non-rated	36.3%
Cash and Cash Equivalents	**7.5%**

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's.

Ivy Municipal High Income Fund

(UNAUDITED)



$30,000
$20,000
$10,000
$0
Ivy Municipal High Income Fund, Class A Shares(1) $14,895
Barclays Municipal High Yield Index(2) $16,078
Lipper High Yield Municipal Debt Funds Universe Average(2) $14,847
5-31 2009
3-31 2010
3-31 2011
3-31 2012
3-31 2013

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

(2)Because the Fund commenced operations on a date other than at the end of a month, and partial month calculations of the performance of the above indexes (including income) are not available, investment in the indexes was effected as of May 31, 2009.

Average Annual Total Return(3)	Class A	Class B	Class C	Class I(6)	Class Y(4)
1-year period ended 3-31-13	4.08%	3.86%	7.92%	8.88%	8.71%
5-year period ended 3-31-13	—	—	—	8.32%	—
10-year period ended 3-31-13	—	—	—	6.54%	—
Since inception of Class through 3-31-13(5)	10.84%	10.61%	11.22%	—	11.76%

(3)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 4.25%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I and Class Y shares are not subject to sales charges.

(4)The return shown for Class Y is hypothetical, because there were no shares or assets for the period from July 28, 2009 through October 7, 2009. Class A data has been substituted for Class Y data during that period.

(5)5-18-09 for Class A, Class B, Class C and Class Y shares (the date on which shares were first acquired by shareholders).

(6)The Class Y shares of Waddell & Reed Advisors Municipal High Income Fund were reorganized as the Class I shares of Ivy Municipal High Income Fund on May 18, 2009. The performance shown for periods prior to this date is that of the Class Y shares of Waddell & Reed Advisors Municipal High Income Fund. Performance has not been restated to reflect the estimated annual operating expenses of the Ivy Municipal High Income Fund. If those expenses were reflected, performance shown would differ.

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Ivy Municipal High Income Fund *(in thousands)* MARCH 31, 2013

MUNICIPAL BONDS	Principal	Value
Alabama – 1.0%		
AL 21st Century Auth, Tob Stlmt Rev Bonds, Ser 2012-A, 5.000%, 6–1–21	$ 1,000	$ 1,209
Fairfield, AL GO Warrants, Ser 2012, 6.000%, 6–1–37	8,485	9,075
Indl Dev Board of Selma, AL, Gulf Opp Zone Bonds (Intl Paper Co Proj), Ser 2011A, 5.375%, 12–1–35	5,750	6,327
		16,611
Arizona – 2.5%		
AZ Hlth Fac Auth, Rev Bonds (Banner Hlth), Ser 2007B, 1.016%, 1–1–37 (A)	20,000	19,096
Indl Dev Auth of Mohave Cnty, Correctional Fac Contract Rev Bonds (Mohave Prison, LLC Expansion Proj), Ser 2008:		
7.500%, 5–1–19	1,825	2,298
8.000%, 5–1–25	7,500	9,577
Indl Dev Auth of Pima, Edu Rev Bonds (Noah Webster Basic Sch Proj), Ser 2004A, 6.125%, 12–15–34	1,315	1,335
Indl Dev Auth of Tempe, AZ, Rev Rfdg Bonds (Friendship Vlg of Tempe), Ser 2012A:		
6.000%, 12–1–27	2,390	2,625
6.250%, 12–1–42	2,150	2,332
6.250%, 12–1–46	1,000	1,081
Indl Dev Auth of Tucson, Edu Rev Bonds (Agribusiness and Equine Ctr Proj), Ser 2004A, 6.125%, 9–1–34	500	506
Indl Dev Auth of Yavapai, Edu Rev Bonds (AZ Agribusiness and Equine Ctr, Inc. Proj), Ser 2011, 7.875%, 3–1–42	3,500	4,097
		42,947
Arkansas – 0.0%		
Pub Fac Board of Benton Cnty, AR, Charter Sch Lease Rev Bonds (BCCSO Proj), Ser 2010A, 6.000%, 6–1–40	500	565
California – 10.1%		
Adelanto Pub Auth, Fixed Rate Rfdg Rev Bonds (Util Sys Proj), Ser 2009A, 6.750%, 7–1–39	4,000	4,397

MUNICIPAL BONDS (Continued)	Principal	Value
California (Continued)		
Anaheim Cmnty Facs Dist No. 08-1 (Platinum Triangle), Spl Tax Bonds, Ser 2010, 6.250%, 9–1–40	$ 5,275	$ 5,458
Arpt Comsn of San Francisco, San Francisco Intl Arpt, Second Ser Rev Rfdg Bonds, Ser 2012A:		
5.000%, 5–1–28	2,500	2,910
5.000%, 5–1–29	1,750	2,027
Bay Area Toll Auth, San Francisco Bay Area Toll Bridge Rev Bonds, Ser 2001A, 1.370%, 4–1–36 (A)	20,000	20,000
CA Muni Fin Auth, Edu Fac Rev Bonds (Literacy First Proj), Ser 2010B, 6.000%, 9–1–30	1,085	1,153
CA Muni Fin Auth, Edu Fac Rev Bonds (American Heritage Edu Fndtn Proj), Ser 2006A, 5.250%, 6–1–36	1,150	1,073
CA Muni Fin Auth, Edu Fac Rev Bonds (King/Chavez Academies Proj), Ser 2009A, 8.750%, 10–1–39	1,505	1,790
CA Muni Fin Auth, Edu Fac Rev Bonds (King/Chavez Academies Proj), Taxable Ser 2009B, 8.000%, 10–1–22	400	461
CA Sch Fin Auth, Charter Sch Rev Bonds (Coastal Academy Proj), Ser 2013A, 5.000%, 10–1–42	1,200	1,200
CA Statewide Cmnty Dev Auth Sr Living Rev Bonds (Southn CA Presbyterian Homes), Ser 2009, 6.625%, 11–15–24	2,490	2,902
CA Statewide Cmnty Dev Auth, Rev Bonds (Thomas Jefferson Sch of Law), Ser 2008 A:		
7.250%, 10–1–32	3,400	3,448
7.250%, 10–1–38	5,000	5,069
CA Statewide Cmnty Dev Auth, Sch Fac Rev Bonds (Aspire Pub Sch), Ser 2010:		
6.000%, 7–1–40	7,375	7,777
6.350%, 7–1–46	250	267
CA Statewide Cmnty Dev Auth, Sr Living Rev Bonds (Southrn CA Presbyterian Homes), Ser 2009, 7.000%, 11–15–29	2,000	2,347

MUNICIPAL BONDS (Continued)	Principal	Value
California (Continued)		
CA Statewide Cmnty Dev Auth, Sr Living Rev Bonds (Southn CA Presbyterian Homes), Ser 2009, 7.250%, 11–15–41	$6,000	$6,991
CA Various Purp GO Bonds:		
6.000%, 4–1–35	500	601
6.000%, 4–1–38	5,225	6,251
6.000%, 11–1–39	4,445	5,380
Cert of Part, Oro Grande Elem Sch Dist, Ser 2010, 6.125%, 9–15–40	1,500	1,703
Cmnty Redev Agy of Hawthorne, Cmnty Fac Dist No. 1999-1 (Gateway Ctr), 2010 Spl Tax Rfdg Bonds, 6.125%, 10–1–25	2,200	2,293
Golden State Tob Securitization Corp, Tob Stlmt Asset-Bkd Bonds, Ser 2007A-1, 5.125%, 6–1–47	1,000	879
Inland Empire Tob Securitization Auth, Tob Stlmt Asset-Bkd Bonds (Inland Empire Tob Securitization Corp), Ser 2007, 4.625%, 6–1–21	4,880	4,733
Lompoc Redev Agy (Santa Barbara Cnty, CA), Old Town Lompoc Redev Proj, Tax Alloc Bonds, Ser 2010:		
5.750%, 9–1–29	225	240
5.750%, 9–1–31	365	390
6.000%, 9–1–39	1,000	1,073
Palomar Pomerado Hlth, San Diego Cnty, CA, Cert of Part, 6.750%, 11–1–39	4,935	5,552
Palomar Pomerado Hlth, San Diego Cnty, CA, Cert of Part, 6.000%, 11–1–41	3,000	3,257
Redev Agy for Riverside, Interstate 215 Corridor Redev Proj Area, 2010 Tax Alloc Bonds, Ser E, 6.500%, 10–1–40	2,705	3,034
Redev Agy of Hollister, Cmnty Dev Proj Tax Alloc Bonds (Cnty of San Benito, CA), Ser 2009:		
6.750%, 10–1–29	75	86
7.000%, 10–1–32	510	592
Redev Agy of San Buenaventura, Merged San Buenaventura Redev Proj, 2008 Tax Alloc Bonds, 8.000%, 8–1–38	100	113

Ivy Municipal High Income Fund *(in thousands)* MARCH 31, 2013

MUNICIPAL BONDS (Continued)	Principal	Value
California (Continued)		
San Buenaventura Rev Bonds (Cmnty Mem Hlth Sys), Ser 2011:		
7.000%, 12–1–26	$5,000	$ 6,031
8.000%, 12–1–26	1,400	1,794
8.000%, 12–1–31	9,400	11,892
7.500%, 12–1–41	5,700	6,946
San Diego Cnty Rgnl Arpt Auth, Sub Arpt Rev Bonds, Ser 2010A, 5.000%, 7–1–21	2,000	2,406
San Jose, CA Arpt Rev Bonds, Ser 2011A-1, 5.250%, 3–1–34	2,500	2,779
San Mateo Cmnty Fac Dist No. 2008-1 (Bay Meadows), Spl Tax Bonds, Ser 2012, 6.000%, 9–1–42	8,000	8,752
Southn CA Pub Power Auth, Gas Proj Rev Bonds (Proj No. 1), Ser 2007A, 1.670%, 11–1–38 (A)	7,000	5,501
State Pub Works Board of CA, Lease Rev Bonds (Var Cap Proj), 2012 SerG, 5.000%, 11–1–37	8,000	8,688
Tob Securitization Auth of Southn CA, Tob Stlmt Asset-Bkd Bonds (San Diego Cnty Tob Asset Securitization Corp.), Ser 2006A, 4.750%, 6–1–25	7,630	7,633
		167,869
Colorado – 3.5%		
Arkansas River Power Auth, CO, Power Rev Impvt Bonds, Ser 2008, 6.000%, 10–1–40	9,005	9,470
Arkansas River Power Auth, CO, Power Rev Impvt Bonds, Ser 2010, 6.125%, 10–1–40	5,000	5,548
Church Ranch Metro Dist, Westminster, CO, GO Ltd Tax Bonds, Ser 2003, 6.000%, 12–1–33	1,160	1,152
CO Edu and Cultural Fac Auth, Charter Sch Rev Bonds (The Classical Academy Proj), Ser 2008A, 7.400%, 12–1–38	85	100
CO Edu and Cultural Fac Auth, Charter Sch Rev Bonds (Twin Peaks Charter Academy Proj), Ser 2008, 7.000%, 11–15–38	230	264
Colorado (Continued)		
CO Edu and Cultural Fac Auth, Independent Sch Rev Rfdg Bonds (Vail Mountain Sch Proj), Ser 2010, 6.125%, 5–1–40	$1,000	$1,081
CO Hlth Fac Auth Rev Bonds (CO Sr Residences Proj), Ser 2012:		
6.750%, 6–1–32	2,610	2,792
7.125%, 6–1–47	3,000	3,249
CO Hlth Fac Auth, Rev Bonds (Christian Living Cmnty – Clermont Park Proj), Ser 2006A, 5.750%, 1–1–37	1,460	1,556
CO Hlth Fac Auth, Rev Bonds (Christian Living Cmnty – Clermont Park Proj), Ser 2009A:		
7.250%, 1–1–19	100	106
9.000%, 1–1–34	30	32
CO Hlth Fac Auth, Rev Bonds (Total Longterm Care Natl Oblig Group Proj), Ser 2010A, 6.250%, 11–15–40	1,250	1,394
Denver Hlth and Hosp Auth, Hlthcare Rev Bonds, Ser 2009A, 6.250%, 12–1–33	740	839
Kremmling Mem Hosp Dist Proj, Ser 2010, 7.125%, 12–1–45	4,345	4,843
Lincoln Park Metro Dist, Douglas Cnty, CO, GO Rfdg and Impvt Bonds, Ser 2008, 6.200%, 12–1–37	3,500	3,721
North Range Metro Dist No. 2, Adams Cnty, CO, Ltd Tax GO Bonds, Ser 2007, 5.500%, 12–15–27	4,660	4,745
Rgnl Trans Dist, Private Activity Bonds (Denver Transit Partn Eagle P3 Proj), Ser 2010:		
6.500%, 1–15–30	3,000	3,586
6.000%, 1–15–41	2,990	3,444
Sorrel Ranch Metro Dist, Arapahoe Cnty, CO, GO Ltd Tax Bonds, Ser 2006, 5.750%, 12–1–36	4,269	4,294
Tallgrass Metro Dist, Arapahoe Cnty, CO, GO Ltd Tax Rfdg and Impvt Bonds, Ser 2007, 5.250%, 12–1–37	3,774	3,732
Tallyn's Reach Metro Dist No. 3 (Aurora, CO), GO Bonds, Ser 2004, 6.625%, 12–1–23	500	522
Colorado (Continued)		
Wildgrass Metro Dist, Broomfield Cnty, CO, GO Ltd Tax Rfdg Bonds, Ser 2007, 6.200%, 12–1–34	$ 2,524	$ 2,583
		59,053
Connecticut – 0.7%		
CT GO Bonds, Series D, 0.890%, 9–15–18 (A)	2,000	2,009
CT GO Bonds, Series 2012D, 1.040%, 9–15–19 (A)	2,000	2,010
Eastn CT Res Recovery Auth, Solid Waste Rev Bonds (Wheelabrator Lisbon Proj), Ser 1993A, 5.500%, 1–1–14	45	45
Harbor Point Infra Impvt Dist (Harbor Point Proj), Spl Oblig Rev Bonds, Ser 2010A, 7.875%, 4–1–39	2,000	2,278
Stamford, CT Spl Oblig Rev Bonds (Mill River Corridor Proj), Ser 2011A, 7.000%, 4–1–41	5,000	5,347
		11,689
Delaware – 0.7%		
DE Econ Dev Auth, Exempt Fac Rev Bonds (Indian River Power LLC Proj), Ser 2010, 5.375%, 10–1–45	7,000	7,433
Sussex Cnty, DE, Recovery Zone Fac Bonds (Indian River Power LLC Proj), Ser 2010, 6.000%, 10–1–40	4,500	5,064
		12,497
District Of Columbia – 0.1%		
Metro WA Arpts Auth, Dulles Toll Road, Second Sr Lien Rev Bonds, Ser 2010B, 0.000%, 10–1–44 (B)	1,000	866
Florida – 4.2%		
Brevard Cnty, FL, Indl Dev Rev Bonds (TUFF FL Tech Proj), Ser 2009:		
6.500%, 11–1–29	710	791
6.750%, 11–1–39	1,490	1,670
Cap Trust Agy, Rev Bonds (Million Air One LLC Gen Aviation Fac Proj), Ser 2011, 7.750%, 1–1–41	5,685	6,377
Citizens Ppty Ins Corp, Sr Secured Bonds, Ser 2012A-1, 1.370%, 6–1–15 (A)	20,000	20,129

Ivy Municipal High Income Fund (in thousands) MARCH 31, 2013

MUNICIPAL BONDS (Continued)	Principal	Value
Florida (Continued)		
FL Dev Fin Corp, Edu Fac Rev Bonds (Renaissance Charter Sch, Inc. Proj), Ser 2010A:		
6.000%, 9–15–30	$5,000	$ 5,379
6.000%, 9–15–40	2,000	2,126
FL Dev Fin Corp, Edu Fac Rev Bonds (Renaissance Charter Sch, Inc. Proj), Ser 2012A, 6.125%, 6–15–43	5,500	5,436
FL Dev Fin Corp, Taxable Edu Fac Rev Bonds (Renaissance Charter Sch, Inc. Proj), Ser 2012B, 7.500%, 6–15–18	1,800	1,787
FL Hurricane Catastrophe Fund Fin Corp, Rev Bonds, Ser 2010A, 5.000%, 7–1–15	1,000	1,102
Hillsborough Cnty Indl Dev Auth, Indl Dev Rev Bonds, Hlth Fac Proj (Univ Cmnty Hosp), Ser 2008B, 8.000%, 8–15–32	350	491
Lee Cnty Indl Dev Auth, Hlthcare Fac Rfdg Rev Bonds (Cypress Cove at Health Park FL, Inc. Proj), Ser 2012, 6.500%, 10–1–47	6,000	6,584
Miami-Dade Cnty, FL, Aviation Rev Bonds, Ser 2010B, 5.000%, 10–1–25	1,000	1,154
Mid-Bay Bridge Auth, Springing Lien Rev Bonds, Ser 2011A, 7.250%, 10–1–40	4,800	6,044
Mid-Bay Bridge Auth, Springing Lien Rev Bonds, Ser 2011A, 7.250%, 10–1–34	5,200	6,591
St. Johns Cnty Indl Dev Auth, Rev Bonds (Presbyterian Ret Cmnty Proj), Ser 2010A, 6.000%, 8–1–45	4,220	4,717
		70,378
Georgia – 0.6%		
DeKalb Cnty, GA, Hosp Auth, Rev Anticipation Cert (DeKalb Med Ctr, Inc. Proj), Ser 2010, 6.125%, 9–1–40	2,500	2,911
Dev Auth of Alpharetta, GA, Edu Fac Rev Bonds (Fulton Science Academy Proj), Ser 2011A, 6.500%, 7–1–41 (C)	1,465	—
Georgia (Continued)		
Dev Auth of Clayton Cnty, GA, Spl Fac Rev Bonds (Delta Air Lines, Inc. Proj), Ser 2009A, 8.750%, 6–1–29	$4,700	$ 5,949
Savannah Econ Dev Auth, First Mtg Rev Bonds (The Marshes of Skidaway Island Proj), Ser 2003A:		
7.400%, 1–1–24	250	257
7.400%, 1–1–34	815	834
		9,951
Guam – 0.8%		
Cert of Part (JFK High Sch Proj), Dept of Edu, GU, 6.625%, 12–1–30	1,400	1,534
Cert of Part (JFK High Sch Proj), Dept of Edu, GU, Ser 2010A, 6.875%, 12–1–40	3,500	3,868
Govt of GU, GO Bonds, Ser 2009A:		
5.750%, 11–15–14	65	68
7.000%, 11–15–39	7,000	7,916
		13,386
Hawaii – 0.5%		
Dept of Budget and Fin of HI, Spl Purp Sr Living Rev Bonds (15 Craigside Proj), Ser 2009A:		
8.750%, 11–15–29	1,450	1,742
9.000%, 11–15–44	4,200	5,048
Kaua'I Cmnty Fac Dist No. 2008-1 (Kukul'ula Dev Proj), Spl Tax Rev Bonds, Ser 2012, 5.750%, 5–15–42	2,000	2,078
		8,868
Idaho – 0.1%		
ID Hsng and Fin Assoc (Compass Pub Charter Sch, Inc. Proj), Ser 2010A:		
6.250%, 7–1–40	1,000	1,076
6.250%, 7–1–45	550	588
		1,664
Illinois – 8.4%		
Belleville, IL, Tax Incr Rfdg Rev Bonds (Frank Scott Pkwy Redev Proj), Ser 2007A:		
5.000%, 5–1–26	1,275	1,259
5.700%, 5–1–36	4,160	4,190
Cert of Part, Metra Market of Chicago, L.L.C. Redev Proj, Ser A, 6.870%, 2–15–24	1,400	1,498
Illinois (Continued)		
Chicago Midway Arpt, Second Lien Rev Bonds, Ser 2010B, 5.000%, 1–1–34	$ 1,500	$ 1,609
Chicago Multi-Fam Hsng Rev Bonds (Goldblatts Supportive Living Proj), Ser 2013, 6.125%, 12–1–43	6,000	5,954
Chicago O'Hare Intl Arpt, Gen Arpt Third Lien Rev Bonds, Ser 2011A, 5.750%, 1–1–39	1,000	1,162
Chicago Recovery Zone Fac Rev Bonds (Asphalt Operating Svc of Chicago Proj), Ser 2010, 6.125%, 12–1–18	2,500	2,677
Cook Cnty, IL Recovery Zone Fac Rev Bonds (Navistar Intl Corp Proj), Ser 2010, 6.500%, 10–15–40	11,000	11,915
Fairview Heights, IL, Tax Incr Rfdg Rev Bonds (Shoppes at St. Clair Square Redev Proj), Ser 2009A, 8.000%, 12–1–28	405	438
IL Fin Auth, Rev Bonds (Greenfields of Geneva Proj), Ser 2010C-3, 6.250%, 2–15–16	610	610
IL Fin Auth Rev Bonds (Lutheran Home and Svs Oblig Group), Ser 2012, 5.625%, 5–15–42	4,500	4,689
IL Fin Auth, Rev Bonds (Navistar Intl Corp Proj), Ser 2010, 6.500%, 10–15–40	9,000	9,749
IL Fin Auth, Rev and Rfdg Bonds (Roosevelt Univ Proj), Ser 2009, 6.500%, 4–1–44	10,000	11,328
IL Fin Auth, Rev Bonds (Admiral at the Lake Proj), Ser 2010A:		
8.000%, 5–15–40	15,000	17,837
8.000%, 5–15–46	5,000	5,946
IL Fin Auth, Rev Bonds (Admiral at the Lake Proj), Ser 2010D-3, 6.000%, 5–15–17	2,620	2,623
IL Fin Auth, Rev Bonds (Silver Cross Hosp and Med Ctrs), Ser 2009, 7.000%, 8–15–44	11,985	14,164
IL Fin Auth, Rev Bonds (Three Crowns Park Proj), Ser 2006A:		
5.875%, 2–15–26	1,000	1,037
5.875%, 2–15–38	2,500	2,567

Ivy Municipal High Income Fund *(in thousands)* MARCH 31, 2013

MUNICIPAL BONDS (Continued)	Principal	Value
Illinois (Continued)		
Springfield, Sangamon Cnty, IL, Spl Svc Area (Legacy Pointe), Tax Bonds, Ser 2009, 7.875%, 3–1–32	$ 500	$ 539
Springfield, Sangamon Cnty, IL, Spl Svc Area (Legacy Pointe), Tax Bonds, Ser 2010, 7.500%, 3–1–32	1,500	1,597
SW IL Dev Auth, Local Govt Prog Rev Bonds (City of Belleville-Carlyle/ Green Mount Redev Proj), Ser 2011A, 7.000%, 7–1–41	6,000	6,318
SW IL Dev Auth, Local Govt Prog Rev Bonds (Granite City Proj), Ser 2008, 7.000%, 12–1–22	1,750	2,224
SW IL Dev Auth, Local Govt Prog Rev Bonds (Granite City Proj), Ser 2009, 8.000%, 1–15–22	490	532
SW IL Dev Auth, Local Govt Prog Rev Rfdg Bonds (Granite City Proj), Ser 2012, 5.250%, 3–1–23	5,775	5,904
Upper IL River Vly Dev Auth (Pleasant View Luther Home Proj), Rev Bonds, Ser 2010:		
7.250%, 11–15–40	1,100	1,192
7.375%, 11–15–45	1,500	1,633
Upper IL River Vly Dev Auth Multi-Fam Hsng Rev Bonds (Deer Park of Huntley Proj), Ser 2012, 6.500%, 12–1–32	4,935	5,041
Vlg of East Dundee, Kane and Cook Cnty, IL, Ltd Oblig Tax Incr Rev Bonds (Route 25 South Redev Proj), Ser 2012, 5.625%, 12–1–31	1,525	1,496
Vlg of Matteson, Cook Cnty, IL, GO Cap Apprec Debt Cert, Ser 2010, 0.000%, 12–1–29 (B)	1,840	1,435
Vlg of Riverdale, Cook Cnty, IL, Unlimited Tax GO Bonds, Ser 2011, 8.000%, 10–1–36	10,255	11,447
		140,610
Indiana – 2.2%		
City of Carmel, IN, Rev Bonds, Ser 2012A:		
7.000%, 11–15–27	1,550	1,726
7.000%, 11–15–32	2,000	2,198
7.125%, 11–15–42	7,500	8,207
Indiana (Continued)		
Hammond IN, Redev Dist Rev Bonds (Marina Area Proj), Ser 2008, 6.000%, 1–15–17	$ 10	$ 10
Hendricks Cnty Redev Dist, Tax Incr Rev Rfdg Bonds, Ser 2010B, 6.450%, 1–1–23	205	215
IN Fin Auth, Rev Bonds (Irvington Cmnty Sch Proj), Ser 2009A, 9.000%, 7–1–39	1,075	1,313
IN Fin Auth, Midwestrn Disaster Relief Rev Bonds (OH Vly Elec Corp Proj), Ser 2012A, 5.000%, 6–1–39	7,000	7,431
Lake Station 2008 Bldg Corp, Lake Station, IN, First Mtg Bonds, Ser 2010, 6.000%, 7–15–27	3,170	3,588
Rockport, IN, Pollutn Ctrl Rev Rfdg Bonds (IN MI Power Co Proj), Ser 2009A, 6.250%, 6–1–25	1,000	1,062
Terre Haute, IN Rev Bonds (Westminister Vlg Proj), Ser 2012, 6.000%, 8–1–39	4,000	4,038
Whitestown, IN, Econ Dev Tax Incr Rev Bonds (Perry Indl Park and Whitestown Crossing Proj), Ser 2010A, 7.000%, 2–1–30	1,880	2,051
Whiting, IN, Redev Dist Tax Incr Rev Bonds (Standard Avenue Proj), Ser 2006, 5.350%, 1–15–27	3,975	4,013
Whiting, IN, Redev Dist Tax Incr Rev Bonds (Lakefront Dev Proj), Ser 2010, 6.750%, 1–15–32	1,400	1,511
		37,363
Iowa – 0.2%		
IA Fin Auth, Ret Cmnty Rev Bonds (Edgewater LLC Proj), Ser 2007A, 6.750%, 11–15–37	3,000	3,176
Kansas – 0.7%		
Arkansas City, KS Pub Bldg Comsn, Rev Bonds (South Cent KS Rgnl Med Ctr), Ser 2009, 7.000%, 9–1–38	500	601
Atchison, KS, Hosp Rev Bonds (Atchison Hosp Assoc), Ser 2009, 6.000%, 9–1–30 (A)	1,000	1,016
Kansas (Continued)		
Lawrence, KS (The Bowersock Mills & Power Co Hydroelec Proj) Indl Rev Bonds (Recovery Zone Fac Bonds), Ser 2010A, 7.625%, 8–1–37	$ 4,000	$ 4,127
Olathe, KS, Spl Oblig Tax Incr Rev Bonds (West Vlg Ctr Proj), Ser 2007:		
5.450%, 9–1–22	500	352
5.500%, 9–1–26	370	242
Olathe, KS, Sr Living Fac Rev Bonds (Catholic Care Campus, Inc.), Ser 2006A, 6.000%, 11–15–38	5,000	5,137
Unif Govt of Wyandotte Cnty/Kansas City, KS, Sales Tax Spl Oblig (Redev Proj Area B – Major Multi-Sport Athletic Complex Proj), Ser 2010B, 0.000%, 6–1–21(B)	1,050	696
		12,171
Kentucky – 1.4%		
KY Econ Dev Fin Auth, Hosp Rev Bonds, Ser 2010A:		
6.375%, 6–1–40	12,000	14,268
6.500%, 3–1–45	6,000	7,177
Murray, KY, Hosp Fac Rev Bonds (Murray-Calloway Cnty Pub Hosp Corp Proj), Ser 2010, 6.375%, 8–1–40	2,000	2,253
		23,698
Louisiana – 0.6%		
LA Local Govt Envirnmt, Fac and Comm Dev Auth, Rev Bonds (Westlake Chemical Corp Projs) (Ike Zone), Ser 2010A-2, 6.500%, 11–1–35	7,475	8,738
New Orleans Aviation Board, Gulf Opp Zone CFC Rev Bonds (Consolidated Rental Car Proj), Ser 2009A, 6.500%, 1–1–40	745	874
		9,612
Maine – 0.2%		
ME Hlth and Higher Edu Fac Auth, Rev Bonds (Eastn ME Med Ctr Oblig Group Issue) Ser 2013, 5.000%, 7–1–43	2,000	2,154

Ivy Municipal High Income Fund *(in thousands)* MARCH 31, 2013

MUNICIPAL BONDS (Continued)	Principal	Value
Maine (Continued)		
Portland, ME, Gen Arpt Rev Bonds, Ser 2010, 5.000%, 1–1–30	$ 500	$ 554
		2,708
Maryland – 0.3%		
MD Econ Dev Corp, Econ Dev Rev Bonds (Terminal Proj), Ser B, 5.750%, 6–1–35	500	568
MD Econ Dev Corp, Port Fac Rfdg Rev Bonds (CNX Marine Terminals Inc. Port of Baltimore Fac), Ser 2010, 5.750%, 9–1–25	4,350	4,836
		5,404
Massachusetts – 2.7%		
MA Dev Fin Agy, Sr Living Fac Rev Bonds (The Groves in Lincoln Issue), Ser 2009A, 7.875%, 6–1–44 (C)	200	94
MA Dev Fin Agy, Sr Living Fac Rev Bonds (The Groves in Lincoln Issue), Ser 2009C-2, 6.250%, 6–1–14 (C)	55	28
MA GO Bonds Consolidated Loan of 2000 (Auction Rate Sec), Ser 2000F, (Insured by FGIC), 0.135%, 12–1–30 (A)	10,000	9,150
MA Port Auth, Spl Fac Rev Bonds (Delta Air Lines, Inc., Proj), Ser 2001B (Auction Rate Sec) (Insured by AMBAC), 0.318%, 1–1–31 (A)	42,500	36,125
		45,397
Michigan – 6.3%		
Detroit, MI Sewage Disp Sys, Sr Lien Rev Rfdg Bonds (Modal Fixed Rate), Ser 2001(C-1), 7.000%, 7–1–27	6,000	7,304
Detroit, MI Sewage Disp Sys, Sr Lien Rev Rfdg Bonds (Modal Fixed Rate), Ser 2003 (B), 7.500%, 7–1–33	5,500	6,773
Detroit, MI Water and Sewage Dept, Sewage Disp Sys Rev and Rev Rfdg Sr Lien Bonds, Ser 2012 A, 5.250%, 7–1–39	5,000	5,409
Detroit, MI, GO Bonds, Ser 2004-A(1) (Insured by AMBAC), 5.250%, 4–1–23	1,420	1,286
Econ Dev Corp of Oakland Cnty, Ltd Oblig Rev Rfdg Bonds (The Roman Catholic Archdiocese of Detroit), Ser 2011, 6.500%, 12–1–20	$ 6,425	$ 6,855
Flint Hosp Bldg Auth, Bldg Auth Rev Rental Bonds (Hurley Med Ctr), Ser 2010:		
7.375%, 7–1–35	1,600	1,872
7.500%, 7–1–39	2,500	2,935
Flint Hosp Bldg Auth, Rev Rfdg Bonds (Hurley Med Ctr), Ser 2003, 6.000%, 7–1–20	4,115	4,137
Kent Hosp Fin Auth Rev Bonds (Metro Hosp Proj), Ser 2005A:		
6.000%, 7–1–35	2,785	2,971
6.250%, 7–1–40	15,500	16,549
MI Fin Auth, Pub Sch Academy Ltd Oblig Rev and Rev Rfdg Bonds (MI Technical Academy Proj), Ser 2012:		
7.100%, 10–1–31	1,000	1,057
7.450%, 10–1–41	2,000	2,122
MI Fin Auth, Pub Sch Academy Ltd Oblig Rev Bonds (Hanley Intl Academy, Inc. Proj), Ser 2010A, 6.125%, 9–1–40	4,535	4,689
MI Fin Auth, Rev Bonds (Sch Dist of Detroit), Ser 2012, 5.000%, 6–1–20	1,425	1,654
MI Fin Auth, Sr Edu Fac Rev Bonds (St. Catherine of Siena Academy Proj), Ser 2010A, 8.500%, 10–1–45	13,000	14,775
MI Fin Auth, State Aid Rev Notes (Sch Dist of Detroit), Ser 2001A-1, 8.000%, 10–1–30	2,480	2,772
MI Tob Stlmt Fin Auth, Tob Stlmt Asset-Backed Bonds, Ser 2008A, 6.875%, 6–1–42	15,000	15,568
Royal Oak Hosp Fin Auth, Hosp Rev and Rfdg Bonds (William Beaumont Hosp Oblig Group), Ser 2009V:		
8.000%, 9–1–29	55	69
8.250%, 9–1–39	4,750	6,005
Royal Oak Hosp Fin Auth, Hosp Rev and Rfdg Bonds (William Beaumont Hosp Oblig Group), Ser 2009W, 6.000%, 8–1–39	$ 150	$ 171
		104,973
Minnesota – 0.3%		
Minneapolis Hlth Care Sys Rev Bonds (Fairview Hlth Svc), Ser 2008B, 6.500%, 11–15–38	4,350	5,319
Missouri – 4.0%		
Arnold, MO, Real Ppty Tax Incr Rev Bonds (Arnold Triangle Redev Proj), Ser 2009A, 7.750%, 5–1–28	575	639
Belton, MO Tax Incr Rev Bonds (Belton Marketplace Redev Proj), Ser 2012, 6.375%, 12–1–29	2,115	2,143
Belton, MO, Tax Incr Rev Bonds (Belton Town Centre Proj), Ser 2004:		
6.000%, 3–1–19	2,610	2,634
6.250%, 3–1–24	1,100	1,105
Belton, MO, Tax Incr Rev Bonds (Belton Town Centre Proj), Ser 2006, 5.625%, 3–1–25	520	512
Broadway-Fairview Trans Dev Dist (Columbia, MO), Trans Sales Tax Rev Bonds, Ser 2006A, 6.125%, 12–1–36	200	167
Grindstone Plaza Trans Dev Dist (Columbia, MO), Trans Sales Tax Rev Bonds, Ser 2006A:		
5.250%, 10–1–21	250	222
5.400%, 10–1–26	385	321
5.500%, 10–1–31	425	335
5.550%, 10–1–36	325	244
Hanley/Eager Road Trans Dev Dist, Rfdg Rev Bonds,Ser 2012A, 6.000%, 3–1–42	1,500	1,534
Hlth and Edu Fac Auth of MO, Edu Fac Rfdg Rev Bonds, Rockhurst Univ, Ser 2011A:		
6.500%, 10–1–30	1,000	1,155
6.500%, 10–1–35	1,000	1,141
Indl Dev Auth of Kansas City, MO, Sales Tax Rev Bonds, (Ward Prkwy Ctr Cmnty Impvt Dist Proj), Ser 2011, 6.750%, 10–1–41	2,400	2,515

Ivy Municipal High Income Fund (in thousands) MARCH 31, 2013

MUNICIPAL BONDS (Continued)	Principal	Value
Missouri (Continued)		
Indl Dev Auth of Kirkwood, MO, Ret Cmnty Rev Bonds (Aberdeen Heights Proj), Ser 2010A, 8.250%, 5–15–45	$1,000	$1,192
Jennings, MO, Tax Incr and Cmnty Impvt Rfdg Rev Bonds (Northland Redev Area Proj), Ser 2006, 5.000%, 11–1–23	2,360	2,367
Lakeside 370 Levee Dist (St. Charles Cnty, MO), Levee Dist Impvt Bonds, Ser 2008:		
6.000%, 4–1–18 (C)	1,170	887
7.000%, 4–1–28 (C)	535	379
Land Clearance for Redev Auth of St. Louis, Recovery Zone Fac Bonds (Kiel Opera House Proj), Ser 2010B, 7.000%, 9–1–35	1,000	1,040
Lee's Summit, MO, Tax Incr Rev Bonds (Summit Fair Proj) Ser 2011, 7.250%, 4–1–30	5,000	5,262
Liberty, MO, Tax Incr Rev Bonds (Liberty Triangle Proj), Ser 2007, 5.500%, 10–1–22	205	208
Manchester, MO, Tax Increment and Trans Rfdg Rev Bonds (Hwy 141/Manchester Road Proj), Ser 2010, 6.875%, 11–1–39	5,090	5,496
Meadows Trans Dev Dist (Lake Saint Louis, MO), Ser 2010, 5.400%, 5–1–35	1,310	1,404
MO Dev Fin Board, Research Fac Rev Bonds (Midwest Research Institute Proj), Ser 2007, 4.500%, 11–1–27	225	226
St. Louis Cnty, MO, Rev Notes (Lambert Arpt Eastn Perimeter Redev Proj-RPA1), Sr Ser B, 9.000%, 11–1–31	8,975	9,422
St. Louis Muni Fin Corp, Compound Int Leasehold Rev Bonds (Convention Ctr Cap Impvt Proj), Ser 2010A (Insured by AGM):		
0.000%, 7–15–36 (B)	750	249
0.000%, 7–15–37 (B)	1,500	471
Tax Incr Fin Comsn of Kansas City, MO, Tax Incr Rev Bonds (Brywood Ctr Proj), Ser 2010A, 8.000%, 4–1–33 (C)	3,950	3,380
The Elm Point Commons Cmnty Impvt Dist (St. Charles, MO), Spl Assmt Bonds, Ser 2007, 5.750%, 3–1–27	$ 105	$ 104
The Indl Dev Auth of Bridgeton, MO, Sales Tax Rev Bonds (Hilltop Cmnty Impvt Dist Proj), Ser 2008A, 5.875%, 11–1–35	250	209
The Indl Dev Auth of Kansas City, MO, Hlth Care Fac First Mtg Rev Bonds (The Bishop Spencer Place Proj), Ser 1994:		
6.250%, 1–1–24	1,365	1,394
6.500%, 1–1–35	7,000	7,130
The Indl Dev Auth of Lee's Summit, MO, Infra Fac Rev Bonds (Kensington Farms Impvt Proj), Ser 2007, 5.750%, 3–1–29	1,000	963
The Indl Dev Auth of Moberly, MO, Annual Appropriation Recovery Zone Fac Bonds (Proj Sugar), Ser 2010-C, 6.000%, 9–1–24 (C)	2,000	120
The Indl Dev Auth of Platte Cnty, MO, Trans Rev Bonds (Zona Rosa Phase II Retail Proj), Ser 2007, 6.850%, 4–1–29	220	233
The Indl Dev Auth of St. Joseph, MO, Hlthcare Rev Bonds (Living Cmnty of St. Joseph Proj), Ser 2002, 7.000%, 8–15–32	7,000	7,017
The Indl Dev Auth of St. Louis, MO, Tax Incr and Cmnty Impvt Dist Rfdg Rev Bonds (Loughborough Commons Redev Proj), Ser 2007, 5.750%, 11–1–27	940	952
Univ Place Trans Dev Dist (St. Louis Cnty, MO), Sub Trans Sales Tax and Spl Assmt Rev Bonds, Ser 2009, 7.500%, 4–1–32	1,150	1,236
		66,008
Nebraska – 1.1%		
Cent Plains Enrg Proj, Gas Proj Rev Bonds (Proj No. 3), Ser 2012:		
5.250%, 9–1–37	$14,000	$15,619
5.000%, 9–1–42	3,000	3,254
		18,873
Nevada – 0.3%		
Las Vegas Redev Agy, NV, Tax Incr Rev Bonds, Ser 2009A:		
6.000%, 6–15–15	2,100	2,223
8.000%, 6–15–30	1,500	1,711
Overton Power Dist No. 5 (NV), Spl Oblig Rev Bonds, Ser 2008, 8.000%, 12–1–38	265	327
		4,261
New Hampshire – 0.2%		
NH Hlth and Edu Fac Auth, Rev Bonds, Rivermead Issue, Ser 2011A, 6.875%, 7–1–41	2,300	2,604
New Jersey – 1.9%		
NJ Econ Dev Auth, Cigarette Tax Rev Rfdg Bonds, Ser 2012:		
5.000%, 6–15–26	1,000	1,129
5.000%, 6–15–28	1,000	1,117
5.000%, 6–15–29	500	555
NJ Econ Dev Auth, Sch Fac Constr Rfdg Notes (SIFMA Index Notes), Ser 2013I, 1.670%, 9–1–27 (A)	20,000	20,011
NJ Econ Dev Auth, Spl Fac Rev Bonds (Continental Airlines, Inc. Proj), Ser 1999, 5.250%, 9–15–29	5,000	5,169
NJ Econ Dev Auth, Spl Fac Rev Bonds (Continental Airlines, Inc. Proj), Ser 2000, 7.000%, 11–15–30	2,000	2,007
NJ Edu Fac Auth, Rev Rfdg Bonds, Univ of Medicine and Dentistry of NJ Issue, Ser 2009B:		
7.125%, 12–1–23	850	1,081
7.500%, 12–1–32	450	556
		31,625
New York – 5.6%		
Battery Park City Auth, Jr Rev Bonds (Auction Rate Sec) Ser 2003B-3 (Insured by AGM), 0.408%, 11–1–39 (A)	11,425	10,711

Ivy Municipal High Income Fund *(in thousands)* MARCH 31, 2013

MUNICIPAL BONDS (Continued)	Principal	Value
New York (Continued)		
Cnty of Rockland, NY, GO Rev Anticipation Notes, Ser 2012 B, 3.750%, 6–28–13	$ 4,000	$4,010
Dormitory Auth, Sch Dist Rev Bond Fin Prog, Ser 2010A (Insured by AGM), 5.000%, 10–1–22	1,000	1,172
Hudson Yards Infra Corp, Hudson Yards Sr Rev Bonds, Ser 2012A, 5.750%, 2–15–47	5,000	5,863
Nassau Cnty Indl Dev Agy, Continuing Care Ret Cmnty Rev Bonds (Amsterdam at Harborside Proj), Ser 2007A:		
6.500%, 1–1–27	6,750	4,671
6.700%, 1–1–43	13,000	8,793
NY Enrg Research and Dev Auth, Fac Rev Bonds (Consolidated Edison Co of NY, Inc. Proj) Ser 2004B-1-1(Insured by SGI), 0.175%, 5–1–32 (A)	10,000	8,850
NY Enrg Research and Dev Auth, Fac Rev Bonds (Consolidated Edison Co of NY, Inc. Proj), Sub Ser 2004B-2 (Insured by SGI), 0.210%, 10–1–35 (A)	7,150	6,203
NY Enrg Research and Dev Auth, Pollutn Ctl Rev Bonds (Niagara Mohawk Power Corp Proj), Ser B (Insured by AMBAC), 0.509%, 12–1–25 (A)	8,180	7,771
NY State Enrg Research and Dev Auth, Fac Rev Bonds (Consolidated Edison Co of NY, Inc. Proj) Sub Ser 1999A-2 (Insured by ABMAC), 0.210%, 5–1–34 (A)	5,000	4,338
NYC Indl Dev Agy, Spl Fac Rev Bonds (American Airlines, Inc. JFK Intl Arpt Proj), Ser 2005:		
7.500%, 8–1–16 (C)	3,825	4,039
7.750%, 8–1–31 (C)	5,295	6,031
Rockland, NY, Rev Anticipation Notes, Ser 2012C, 2.500%, 9–24–13	6,570	6,596
Suffolk Cnty Indl Dev Agy, Civic Fac Rev Bonds (The Southampton Hosp Assoc Civic Fac), Ser 1999A:		
7.250%, 1–1–20	310	310
7.250%, 1–1–30	1,940	1,942

MUNICIPAL BONDS (Continued)	Principal	Value
New York (Continued)		
Suffolk Cnty Indl Dev Agy, Civic Fac Rev Bonds (The Southampton Hosp Assoc Civic Fac), Ser 1999B, 7.625%, 1–1–30	$ 700	$ 701
The Orange Co Funding Corp (NY), Assisted Living Residence Rev Bonds (The Hamlet at Wallkill Assisted Living Proj), Ser 2012, 6.500%, 1–1–46	11,500	11,468
		93,469
North Carolina – 0.9%		
NC Med Care Comsn, Ret Fac First Mtg Rev Bonds (Galloway Ridge Proj), Ser 2010A, 6.000%, 1–1–39	1,520	1,614
Wake Cnty Indl Fac and Pollutn Ctl Fin Auth, Pollutn Ctl Rev Rfdg Bonds (Carolina Power & Light Co Proj), Ser 1994A (Insured by AMBAC), 0.210%, 5–1–24 (A)	15,000	14,025
		15,639
Ohio – 2.1%		
Cleveland-Cuyahoga Cnty Port Auth, Dev Rev Bonds (Garfield Heights Proj), Ser 2004D, 5.250%, 5–15–23	1,230	1,231
Cleveland-Cuyahoga Cnty Port Auth, Dev Rev Bonds (Flats East Dev Proj), Ser 2010B, 7.000%, 5–15–40	2,600	2,937
Columbus-Franklin Cnty Fin Auth, Dev Rev Bonds (Cent OH Rgnl Bond Fund), (One Neighborhood Proj), Ser 2010A, 6.500%, 11–15–39	1,225	1,260
Greene Cnty Port Auth, Adult Svc Fac Rev Bonds (Greene, Inc. Proj), Ser 2009, 7.500%, 12–1–33	500	599
OH Air Quality Dev Auth, Air Quality Rev Bonds (OH Vly Elec Corp Proj), Ser 2009E, 5.625%, 10–1–19	11,090	13,115
OH Higher Edu Fac Rev Bonds (Ashland Univ 2010 Proj), 6.250%, 9–1–24	945	1,010

MUNICIPAL BONDS (Continued)	Principal	Value
Ohio (Continued)		
OH Hosp Fac Rev Bonds (Summa Hlth Sys 2010 Proj), 5.750%, 11–15–40	$ 500	$ 562
SE OH Port Auth, Hosp Fac Rev Rfdg and Impvt Bonds (Mem Hlth Sys of OH), 6.000%, 12–1–42	3,750	4,144
Toledo-Lucas Cnty Port Auth, Dev Rev Bonds (Toledo Sch for the Arts Proj), Ser 2007B, 5.500%, 5–15–28	865	942
Toledo-Lucas Cnty Port Auth, Dev Rev Bonds (Toledo Express Arpt Proj), Ser 2004C, 6.375%, 11–15–32	310	320
Toledo-Lucas Cnty Port Auth, Spl Assmt Rev Bonds (Crocker Park Pub Impvt Proj), Ser 2003, 5.375%, 12–1–35	9,000	9,252
		35,372
Oklahoma – 0.6%		
OK Cnty Fin Auth, Ret Fac Rev Bonds (Concordia Life Care Cmnty), Ser 2005:		
6.125%, 11–15–25	2,000	2,061
6.000%, 11–15–38	7,495	7,611
		9,672
Oregon – 0.9%		
Hosp Fac Auth of Deschutes Cnty, OR, Hosp Rev Rfdg Bonds (Cascade Hlthcare Cmnty, Inc.), Ser 2008, 8.250%, 1–1–38	1,240	1,579
Hosp Fac Auth of Salem, OR, Rev Rfdg Bonds (Cap Manor, Inc.), Ser 2012:		
6.000%, 5–15–42	2,900	3,125
6.000%, 5–15–47	1,600	1,725
OR Fac Auth, Rev Bonds (Concordia Univ Proj), Ser 2010A:		
6.125%, 9–1–30	1,135	1,232
6.375%, 9–1–40	1,750	1,923
Port of Portland, OR, Portland Intl Arpt, Passenger Fac Charge Rev Bonds, Ser 2011A, 5.500%, 7–1–30	5,180	6,074
		15,658
Pennsylvania – 4.3%		
Butler Cnty Hosp Auth, Hosp Rev Bonds (Butler Hlth Sys Proj), Ser 2009B, 7.250%, 7–1–39	200	244

Ivy Municipal High Income Fund (in thousands) MARCH 31, 2013

MUNICIPAL BONDS (Continued)	Principal	Value
Pennsylvania (Continued)		
Cumberland Cnty Muni Auth, Rfdg Rev Bonds (Asbury PA Oblig Group), Ser 2010, 6.125%, 1–1–45	$ 5,000	$ 5,468
Delaware Cnty Indl Dev Auth, Charter Sch Rev Bonds (Chester Cmnty Charter Sch Proj), Ser 2010A, 6.125%, 8–15–40	18,500	17,042
Hosp and Higher Edu Fac Auth of Philadelphia, Hosp Rev Bonds (Temple Univ Hlth Sys Oblig Grp), Ser 2012A, 5.625%, 7–1–42	5,500	6,060
PA Econ Dev Fin Auth, Solid Waste Disp Rev Bonds (Waste Mgmt, Inc. Proj), Ser 2004A, 4.700%, 11–1–21	675	716
PA Higher Edu Fac Auth, Rev Bonds (Edinboro Univ Fndtn Student Hsng Proj at Edinboro Univ of PA), Ser 2010, 6.000%, 7–1–43	2,530	2,875
PA Higher Edu Fac Auth, Student Hsng Rev Bonds (Univ Ppty, Inc. Student Hsng Proj at East Stroudsburg Univ of PA), Ser 2010, 6.000%, 7–1–21	1,000	1,159
PA Tpk Comsn, Tpk Sub Rev Bonds, Ser 2009E, 0.000%, 12–1–38 (A)	20,000	19,891
Philadelphia Auth Indl Dev, Rev Bonds (Global Leadership Academy Charter Sch Proj), Ser 2010, 6.375%, 11–15–40	1,000	1,085
Philadelphia Auth Indl Dev, Rev Bonds (Mariana Bracetti Academy Charter Sch Proj), Ser 2011:		
7.150%, 12–15–36	6,000	6,521
7.625%, 12–15–41	6,925	7,708
Philadelphia Auth Indl Dev, Rev Bonds (New Foundations Charter Sch Proj), Ser 2012, 6.625%, 12–15–41	2,000	2,198
Philadelphia, PA, Gas Works Rev Bonds (1998 Gen Ordinace), Ninth Ser, 5.250%, 8–1–40	1,250	1,330
The Borough of Langhorne Manor, Higher Edu and Hlth Auth (Bucks Cnty, PA), Hosp Rev Bonds (Lower Bucks Hosp), Ser 1992, 7.300%, 7–1–12 (C)	$ 70	$ 20
		72,317
Puerto Rico – 2.9%		
Cmnwlth of PR, Pub Impvt Rfdg GO Bonds, Ser 2011C, 6.500%, 7–1–40	3,000	3,229
Cmnwlth of PR, Pub Impvt Rfdg GO Bonds, Ser 2012A:		
5.750%, 7–1–28	3,000	3,068
5.500%, 7–1–39	5,000	4,834
PR Aqueduct and Sewer Auth, Rev Bonds, Ser A, 6.000%, 7–1–47	10,000	10,087
PR Elec Power Auth, Power Rev Bonds, Ser 2010XX:		
5.750%, 7–1–36	2,415	2,454
5.250%, 7–1–40	5,270	5,060
PR Elec Power Auth, Power Rev Bonds, Ser 2012A, 5.000%, 7–1–42	5,000	4,607
PR Pub Fin Corp (Cmnwlth Approp Bonds), 2011 Ser B:		
6.000%, 8–1–25	3,900	4,109
6.000%, 8–1–26	1,000	1,049
PR Sales Tax Fin Corp, Sales Tax Rev Bonds, First Sub Ser 2009A, 6.375%, 8–1–39	8,000	8,905
PR Sales Tax Fin Corp, Sales Tax Rev Bonds, First Sub Ser 2010C, 6.500%, 8–1–35	1,000	1,137
		48,539
Rhode Island – 0.4%		
Tob Stlmt Fin Corp, Tob Stlmt Asset-Bkd Bonds, Ser 2002A, 6.250%, 6–1–42	6,390	6,582
South Carolina – 0.3%		
Piedmont Muni Power Agy, SC, Elec Rev Rfdg Bonds, Ser 2008C, 5.750%, 1–1–34	1,550	1,829
SC Jobs – Econ Dev Auth, Student Hsng Rev Bonds (Coastal Hsng Fndtn, LLC Proj), Ser 2009A:		
6.000%, 4–1–30	1,510	1,753
6.500%, 4–1–42	750	884
		4,466
Tennessee – 0.6%		
The Hlth and Edu Fac Board of Johnson City, TN, Hosp Rfdg Rev Bonds (Mountain States Hlth Alliance), Ser 2006A, 5.500%, 7–1–36	$8,515	$8,996
The Hlth and Edu Fac Board of Johnson City, TN, Hosp Rfdg Rev Bonds (Mountain States Hlth Alliance), Ser 2010A, 6.500%, 7–1–38	500	597
		9,593
Texas – 13.3%		
Bexar Cnty Hlth Fac Dev Corp, Rev Bonds (Army Ret Residence Fndtn Proj), Ser 2010, 6.200%, 7–1–45	3,250	3,665
Cap Area Cultural Ed Fac Fin Corp, Rev Bds (The Roman Catholic Diocese of Austin), Ser 2005B, 6.125%, 4–1–45	3,150	3,538
Cass Cnty Indl Dev Corp, Envirnmt Impvt Rev Bonds, Ser 2009A, 9.500%, 3–1–33	500	651
Cent TX Rgnl Mobility Auth, Sr Lien Rev Bonds, Ser 2010:		
0.000%, 1–1–36 (B)	500	145
0.000%, 1–1–40 (B)	500	114
Cent TX Rgnl Mobility Auth, Sr Lien Rev Bonds, Ser 2011, 6.250%, 1–1–46	3,000	3,519
Dallas and Fort Worth, TX, Dallas/Fort Worth Intl Arpt, Joint Rev Rfdg Bonds, Ser 2012B, 5.000%, 11–1–32	5,000	5,590
Hackberry, TX, Combination Spl Assmt and Contract Rev Road Bonds (Hackberry Hidden Cove Pub Impvt Dist No. 2 Proj), Ser 2009A:		
8.625%, 9–1–29	125	135
9.000%, 9–1–38	1,250	1,350
Harris Cnty Cultural Edu Fac Fin Corp, Rev Rfdg Bonds (Space Ctr Houston Proj), Sr Ser 2009, 7.000%, 8–15–28	500	551
Harris Cnty Indl Dev Corp, Arpt Fac Rev Rfdg Bonds (Continental Airlines, Inc. Proj), Ser 1998, 5.375%, 7–1–19	4,500	4,497

Ivy Municipal High Income Fund (in thousands)

MUNICIPAL BONDS (Continued)	Principal	Value
Texas (Continued)		
Harris Cnty, TX, Toll Road Sr Lien, Rev Rfdg Bonds (SIFMA Index Bonds), Ser 2012A:		
0.750%, 8–15–17 (A)	$2,110	$2,110
0.900%, 8–15–18 (A)	2,000	2,012
Hopkins Cnty Hosp Dist, Hosp Rev Bonds, Ser 2008:		
6.000%, 2–15–33	2,000	2,052
6.000%, 2–15–38	250	255
Houston Higher Edu Fin Corp, Edu Rev Bonds (Cosmos Fndtn, Inc.), Ser 2011A, 6.875%, 5–15–41	2,800	3,536
Houston, TX Arpt Sys, Sub Lien Rev Rfdg Bonds, Ser 2011B:		
5.000%, 7–1–25	1,000	1,169
5.000%, 7–1–26	2,680	3,107
La Vernia Higher Edu Fin Corp (KIPP, Inc.), Ser 2009A, 6.375%, 8–15–44	2,000	2,331
La Vernia Higher Edu Fin Corp (Winfree Academy Charter Sch), Edu Rev Bonds, Ser 2009, 9.000%, 8–15–38	2,560	3,130
Love Field Arpt Modernization Corp, Spl Fac Rev Bonds (SW Airlines Co. – Love Field Modernization Prog Proj), Ser 2012, 5.000%, 11–1–28	4,000	4,363
Lubbock Hlth Fac Dev Corp, First Mtg Rev and Rfdg Bonds (Carillon Sr LifeCare Cmnty Proj), Ser 2005A:		
6.500%, 7–1–26	1,500	1,583
6.625%, 7–1–36	7,000	7,322
Lufkin Hlth Fac Dev Corp, Rev Rfdg and Impvt Bonds (Mem Hlth Sys of East TX), Ser 2007, 5.500%, 2–15–37	6,025	6,267
Lufkin Hlth Fac Dev Corp, Rev Rfdg and Impvt Bonds (Mem Hlth Sys of East TX), Ser 2009, 6.250%, 2–15–37	5,000	5,485
Mission Econ Dev Corp, Solid Waste Disp Rev Bonds (Dallas Clean Enrg McCommas Bluff, LLC Proj), Ser 2011, 6.875%, 12–1–24	2,540	2,721
North TX Twy Auth, Spl Proj Sys Rev Bonds Convertible Cap Apprec Bonds, Ser 2011C, 0.000%, 9–1–43 (B)	8,500	6,305
Pharr, TX Higher Edu Fin Auth, Edu Rev Bonds (Idea Pub Sch), Ser 2009A:		
6.250%, 8–15–29	$ 350	$ 399
6.500%, 8–15–39	200	230
Red River Hlth Fac Dev Corp, First Mtg Rev Bonds (Eden Home, Inc. Proj), Ser 2012:		
7.000%, 12–15–32	6,200	6,554
7.250%, 12–15–42	3,800	4,018
Tarrant Cnty Cultural Edu Fac Fin Corp, Charter Sch Rev Bonds (Trinity Basin Preparatory Proj), Ser 2009A, 7.750%, 6–1–39	155	179
Tarrant Cnty Cultural Edu Fac Fin Corp, Ret Fac Rev Bonds (NW Sr Hsng Corp – Edgemere Proj), Ser 2006A:		
6.000%, 11–15–26	2,035	2,169
6.000%, 11–15–36	6,615	7,018
Tarrant Cnty Cultural Edu Fac Fin Corp, Ret Fac Rev Bonds (Buckingham Sr Living Cmnty, Inc. Proj), Ser 2007:		
5.500%, 11–15–22	3,000	3,173
5.625%, 11–15–27	250	262
5.750%, 11–15–37	11,840	12,266
Tarrant Cnty Cultural Edu Fac Fin Corp, Ret Fac Rev Bonds (Mirador Proj), Ser 2010A:		
8.000%, 11–15–29	2,500	2,819
8.125%, 11–15–39	5,000	5,628
Travis Cnty Hlth Fac Dev Corp, Ret Fac Rev Bonds (Querencia at Barton Creek Proj), Ser 2005A, 5.100%, 11–15–15	400	421
TX Muni Gas Acquisition and Supply Corp I, Gas Supply Rev Bonds, Ser 2008D, 6.250%, 12–15–26	18,775	24,271
TX Muni Gas Acquisition and Supply Corp III, Gas Supply Rev Bonds, Ser 2012, 5.000%, 12–15–32	3,000	3,171
TX Private Activity Bond Surface Trans Corp, Sr Lien Rev Bonds (North Tarrant Express Managed Lanes Proj), Ser 2009, 6.875%, 12–31–39	12,975	15,429
TX Private Activity Bond Surface Trans Corp, Sr Lien Rev Bonds (LBJ Infra Group LLC IH-635 Managed Lanes Proj), Ser 2010:		
7.500%, 6–30–32	$ 2,000	$ 2,518
7.500%, 6–30–33	2,700	3,390
7.000%, 6–30–40	16,930	20,474
TX Pub Fin Auth Charter Sch Fin Corp, Edu Rev Bonds (Cosmos Fndtn, Inc.), Ser 2010A, 6.200%, 2–15–40	10,000	11,824
TX Pub Fin Auth Charter Sch Fin Corp, Edu Rev Bonds (Odyssey Academy, Inc.), Ser 2010A, 7.125%, 2–15–40	2,000	2,264
TX Trans Comsn Cent TX Tpk Sys, First Tier Rev Rfdg Bonds, Ser 2012-A, 5.000%, 8–15–41	10,000	10,779
Wise Cnty, TX, Lease Rev Bonds (Parker Cnty Jr College Dist Proj), Ser 2011, 8.000%, 8–15–34	5,000	5,971
		222,730
Utah – 0.4%		
Muni Bldg Auth of Uintah Cnty, UT, Lease Rev Bonds, Ser 2008A, 5.300%, 6–1–28	350	385
UT State Charter Sch Fin Auth, Charter Sch Rev Bonds (Paradigm High Sch), Ser 2010, 6.375%, 7–15–40	2,160	2,317
UT State Charter Sch Fin Auth, Charter Sch Rev Bonds (North Davis Preparatory Academy), Ser 2010, 6.250%, 7–15–30	1,015	1,103
UT State Charter Sch Fin Auth, Charter Sch Rev Bonds (North Star Academy Proj), Ser 2010B, 7.000%, 7–15–45	2,100	2,391
		6,196
Virgin Islands – 0.1%		
VI Pub Fin Auth, Sub Rev Bonds (VI Matching Fund Loan Note – Diageo Proj), Ser 2009A, 6.625%, 10–1–29	935	1,090

Ivy Municipal High Income Fund (in thousands) MARCH 31, 2013

MUNICIPAL BONDS (Continued)	Principal	Value
Virginia – 2.2%		
Econ Dev Auth of James City Cnty, VA, Residential Care Fac Rev Bonds (VA Utd Methodist Homes of Williamsburg, Inc.), Ser 2007A:		
5.150%, 7–1–17 (C)	$ 715	$ 422
5.400%, 7–1–27 (C)	1,580	932
5.500%, 7–1–37 (C)	2,600	1,534
Indl Dev Auth of Smyth Cnty, VA, Hosp Rev Bonds (Mountain States Hlth Alliance), Ser 2009A, 8.000%, 7–1–38	470	595
Indl Dev Auth of Washington Cnty, VA, Hosp Rev Bonds (Mountain States Hlth Alliance), Ser 2009C:		
7.250%, 7–1–19	860	970
7.500%, 7–1–29	25	30
Mosaic Dist Cmnty Dev Auth, Fairfax Cnty, VA, Rev Bonds Ser 2011A, 6.875%, 3–1–36	4,300	4,980
Norfolk Redev and Hsng Auth, First Mtg Rev Bonds (Fort Norfolk Ret Cmnty, Inc. – Harbor's Edge Proj), Ser 2004A, 6.125%, 1–1–35	1,000	1,003
Norfolk Redev and Hsng Auth, Multifam Rental Hsng Fac Rev Bonds (1016 Ltd Partnership – Sussex Apt Proj), Ser 1996, 8.000%, 9–1–26	455	446
VA Small Business Fin Auth Sr Lien Rev Bonds (95 Express Lanes LLC Proj), Ser 2012, 5.000%, 7–1–34	3,000	3,094
VA Small Business Fin Auth, Sr Lien Rev Bonds (Elizabeth River Crossing Opco, LLC Proj), Ser 2012:		
6.000%, 1–1–37	12,500	14,344
5.500%, 1–1–42	7,500	8,092
		36,442
Washington – 1.2%		
Indl Dev Corp of the Port of Seattle, spl Fac Rev Rfdg Bonds (Delta Air Lines, Inc. Proj), Ser 2012, 5.000%, 4–1–30	4,000	4,082
Port of Seattle, Intermediate Lien Rev Rfdg Bonds, Ser 2012A, 5.000%, 8–1–33	1,635	1,870
Port of Sunnyside, Yakima Cnty, WA, Rev Bonds (Indl Wastewater Treatment Sys), Ser 2008, 6.625%, 12–1–21	$2,250	$ 2,598
Pub Hosp Dist No. 1, Skagit Cnty, WA (Skagit Vly Hosp), Hosp Rev Bonds, Ser 2005, 5.375%, 12–1–22	500	539
Pub Hosp Dist No. 1, Skagit Cnty, WA (Skagit Vly Hosp), Hosp Rev Bonds, Ser 2007, 5.625%, 12–1–25	500	533
WA Hlth Care Fac Auth, Rev Bonds (Cent WA Hlth Svcs Assoc), Ser 2009:		
6.250%, 7–1–24	795	908
7.000%, 7–1–31	1,680	1,961
7.000%, 7–1–39	2,000	2,305
WA Hlth Care Fac Auth, Rev Bonds (Seattle Cancer Care Alliance), Ser 2008, 7.375%, 3–1–38	250	317
WA Hsng Fin Comsn, Nonprofit Hsng Rev And Rfdg Rev Bonds (Mirabella Proj), Ser 2012C, 5.000%, 10–1–17	4,500	4,516
		19,629
West Virginia – 0.3%		
Brooke Cnty, WV, Rev Bonds (Bethany College), Ser 2011A, 6.750%, 10–1–37	4,000	4,658
Wisconsin – 0.8%		
Pub Fin Auth Sr Arpt Fac Rev and Rfdg Bonds (Trlps Obligated Group), Ser 2012B, 5.000%, 7–1–42	2,500	2,578
WI Hlth and Edu Fac Auth, Rev Bonds (Beaver Dam Cmnty Hosp, Inc. Proj), Ser 2004A, 6.750%, 8–15–34	1,000	1,024
WI Hlth and Edu Fac Auth, Rev Bonds (Beloit College), Ser 2010A:		
6.125%, 6–1–35	1,220	1,390
6.125%, 6–1–39	250	284
WI Hlth and Edu Fac Auth, Rev Bonds (Saint John's Cmnty, Inc.), Ser 2009:		
7.250%, 9–15–29	$ 2,180	$ 2,493
7.625%, 9–15–39	5,500	6,343
		14,112
TOTAL MUNICIPAL BONDS – 92.5%		**$1,546,310**
(Cost: $1,449,655)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper – 1.7%		
CVS Caremark Corporation, 0.230%, 4–1–13 (D)	13,315	13,314
McCormick & Co. Inc., 0.150%, 4–2–13 (D)	5,000	5,000
PACCAR Financial Corp. (GTD by PACCAR Inc.), 0.100%, 4–25–13 (D)	6,150	6,150
Wisconsin Electric Power Co., 0.180%, 4–1–13 (D)	4,171	4,171
		28,635
Master Note – 0.1%		
Toyota Motor Credit Corporation, 0.126%, 6–28–13 (E)	1,388	1,388
Municipal Obligations – 3.8%		
CA Hlth Fac Fin Auth, Var Rate Hosp Rev Bonds (Adventist Hlth Sys/West), Ser 1998B (GTD by Bank of America, N.A.), 0.100%, 4–1–13 (E)	12,500	12,500
IL Fin Auth, Var Rate Demand Rev Bonds (The Carle Fndtn), Ser 2009 (GTD by JPMorgan Chase Bank, N.A.), 0.120%4–7–13 (E)	3,000	3,000
IL Fin Auth, Var Rate Demand Rev Bonds (The Univ of Chicago Med Ctr), Ser D (GTD by JPMorgan Chase & Co.), 0.130%, 4–1–13 (E)	3,000	3,000

Ivy Municipal High Income Fund (in thousands) MARCH 31, 2013

SHORT-TERM SECURITIES (Continued)	Principal	Value
Municipal Obligations (Continued)		
Irvine Unif Sch Dist, Cmnty Fac Dist No. 09-1, Adj Rate Spl Tax Bonds, Ser 2012A (GTD by U.S. Bank, N.A.), 0.100%, 4–1–13 (E)	$8,000	$8,000
MI Strategic Fund, Var Rate Demand Ltd Oblig Rev Bonds (Air Products and Chemicals, Inc. Proj), Ser 2007 (GTD by Bank of New York (The)), 0.140%, 4–1–13 (E)	5,900	5,900
MS Business Fin Corp, Gulf Opp Zone Indl Dev Rev Bonds (Chevron U.S.A. Inc. Proj), Ser 2007D (GTD by Chevron Corporation), 0.140%, 4–1–13 (E)	2,000	2,000
NY Hsng Fin Agy, Riverside Ctr 2 Hsng Rev Bonds, Ser 2012 A, 0.120%, 4–7–13 (E)	4,000	4,000
NYC GO Bonds, Fiscal 2008 Series L-4, 0.130%, 4–1–13 (E)	$6,000	$6,000
Port Arthur Navigation Dist Indl Dev Corp, Exempt Fac Var Rate Rev Bonds (Air Products Proj), Ser 2005 (GTD by Air Products and Chemicals, Inc.), 0.140%, 4–1–13 (E)	1,500	1,500
Univ of KS Hosp Auth, Var Rate Demand Hlth Fac Rev Bonds (KU Hlth Sys), Ser 2004, 0.170%, 4–1–13 (E)	3,870	3,870
WI Hlth and Edu Fac Auth, Var Rate Demand Rev Bonds (Wausau Hosp, Inc.), Ser 1998B (GTD by JPMorgan Chase Bank, N.A.), 0.120%, 4–7–13 (E)	5,700	5,700
WI Hlth and Edu Fac Auth, Wheaton Franciscan Svc, Inc., Sys Var Rate Rev Bonds, Ser 2003B (GTD by U.S. Bank, N.A.), 0.110%, 4–7–13 (E)	$8,075	$ 8,075
		63,545
TOTAL SHORT-TERM SECURITIES – 5.6%		**$ 93,568**
(Cost: $93,569)		
TOTAL INVESTMENT SECURITIES – 98.1%		**$1,639,878**
(Cost: $1,543,224)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.9%		**30,298**
NET ASSETS – 100.0%		**$1,670,176**

Notes to Schedule of Investments

(A)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2013.

(B)Zero coupon bond.

(C)Non-income producing as the issuer has either missed its most recent interest payment or declared bankruptcy.

(D)Rate shown is the yield to maturity at March 31, 2013.

(E)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2013. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2013. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Municipal Bonds	$ —	$1,449,137	$97,173
Short-Term Securities	—	93,568	—
Total	$ —	$1,542,705	$97,173

The following table is a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

	Municipal Bonds
Beginning Balance 4-1-12	$ 724
Net realized gain (loss)	929
Net unrealized appreciation (depreciation)	4,120
Purchases	109,419
Sales	(23,866)
Transfers into Level 3 during the period	6,571
Transfers out of Level 3 during the period	(724)
Ending Balance 3-31-13	$ 97,173
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 3-31-13	$ 4,120

Transfers from Level 2 to Level 3 occurred generally due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred generally due to the increased availability of observable market data due to increased market activity or information. As shown above, transfers in and out of Level 3 represent the value at the later of the beginning of the fiscal period or the purchase date of the security.

Information about Level 3 fair value measurements:

	Fair Value at 3-31-13	Valuation Technique(s)	Unobservable Input(s)
Assets			
Municipal Bonds	$97,173	Third-party vendor pricing service	Vendor quotes

The following acronyms are used throughout this schedule:

AMBAC = American Municipal Bond Assurance Corp.
AGM = Assured Guaranty Municipal
FGIC = Financial Guaranty Insurance Co.
GTD = Guaranteed
SGI = Syncora Guarantee, Inc.

See Accompanying Notes to Financial Statements.



Frederick Jiang

Below, Frederick Jiang, CFA, portfolio manager of Ivy Pacific Opportunities Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2013. Mr. Jiang has managed the Fund since February 2004 and has 18 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended March 31, 2013	
Ivy Pacific Opportunities Fund (Class A shares at net asset value)	-0.02%
Ivy Pacific Opportunities Fund (Class A shares including sales load)	-5.77%
Benchmark(s) and/or Lipper Category	
MSCI AC Asia Ex Japan Index (generally reflects the performance of stocks that represent Asia stocks outside of Japan)	7.11%
Lipper Pacific Ex Japan Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	8.66%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.

Asian market recorded a moderate return in a volatile year

In general, global stock markets experienced a strong rebound in the fiscal year ending March 31, 2013, led by developed countries within the European Union, the U.S. and Japan. On the other hand, emerging markets failed to keep pace with developed peers and saw only modest gains. In Asia, export driven economies such as China, South Korea and Taiwan lagged, while South East Asian Nations (ASEAN), including the Philippines, Thailand and Indonesia managed to outperform for the fourth consecutive year – a very rare phenomenon. While the U.S. and European economies exhibited signs of stability and growth, Asia continued to face many challenges during the year despite growing at roughly twice the rate of the developed world. China, the region's largest economy, shocked the market with a sharp decline in its growth rate early in the year, primarily attributed to weaker-than-expected export and investment growth. Consequently, economies that rely on China as their largest export destination, such as South Korea, Taiwan and Brazil, experienced lackluster economic growth and stock performance. Additionally, a major power transition occurred in China, contributing to market uncertainty, as China selected its next generation of leadership in November 2012. The downturn in China did not last long. The Chinese economy bottomed and rebounded back to around an 8% annualized growth rate as the political situation settled towards the end of 2012.

Another major event affecting the regional market were quantitative easing policies implemented by Japan aimed to end deflation and benefit Japanese companies by devaluing the currency. The Japanese yen depreciated sharply against the U.S. dollar and other Asian currencies, resulting in a large inflow of money to Japan as investors chased stock performance. While a short-term benefit to Japan's market, these actions negatively impacted the rest of Asia.

In India, a high inflation rate accompanied by a high budget and current account deficit continued to hinder market performance. The Indian currency depreciated significantly in the beginning of the Fund's fiscal year as concerns about policy stalemate driven by political inaction dominated the news. As inflationary pressure eased later in the year, the Reserve Bank of India cut both the interest rate and reserve ratio in an effort to improve liquidity. Despite these efforts, the cuts were small in scale as food and energy price inflation remained an ongoing problem. Economic growth in India dropped to approximately 5% towards the end of the year, and the slower growth threatened the credit quality of India's banking sector, particularly state-owned banks.

While slower global demand hurt growth and profitability in South Korea and Taiwan, ASEAN economies experienced yet another year of good progress. Both domestic consumption and investment remained robust, and the weak growth in northern Asia kept global commodity price inflation at bay. Furthermore, political stability in the region contributed to the success of ASEAN economies for the year.

Growth bias and stock selection restrained relative performance

The Fund underperformed the benchmark for the fiscal year ending March 31, 2013. The Fund's growth bias and less timely stock selection in South Korea, India, Taiwan, and to a lesser extent China, dampened performance during the period. The Fund targets growth opportunities at reasonable prices, so performance was hindered as growth sectors, including industrials, materials, energy and consumer discretionary lagged and did not perform as well as we had expected. Meanwhile, slower-growing, value-oriented sectors such as utilities, health care and telecommunication services pushed the market higher during the year. In our view, growth sectors faced two major challenges: downward earnings revisions due to a slower growth rate and the consequential valuation multiple pressure that typically occurs in an economic down cycle.

Individual stock selection in Korea, Taiwan and India accounted for a significant portion of the Fund's underperformance, as our methodology was not favored by the market during the period. The Fund's cyclical industrial and high-growth consumer stocks significantly contributed to relative underperformance. In South Korea, our exposure to the high-growth industrial sector detracted, as the slowdown in China had adverse effects on these businesses. Three South Korean chemical and petrochemical companies were among the greatest relative detractors. In Taiwan, weaker than expected sales by Apple Inc. resulted in a strong headwind for electronics suppliers, such as Hon Hai Precision Industry Co., Ltd., the main product assembler for Apple.

Positive contribution came from China's sole large capitalization private sector bank, China Minsheng Banking Corp., Ltd. (Minsheng). While other large Chinese banks typically focus on state-owned enterprises, Minsheng is a fast-growing leading lender to small- and medium-size enterprises. Concerns surrounding the bank's asset quality during the country's economic down cycle resulted in a depressed valuation for the company. However, after conducting extensive research on the bank's credit quality control system and interviewing top executives, we viewed the downturn as an opportunity to build a position in the bank at the depressed valuation. The company has performed well over the year and was among the top performing stocks in the Fund.

As for country allocation, we maintained a relatively higher weighting in Thailand and the Philippines during the period, which served the Fund well. The Fund also benefited from its investment in high-growth financial, real estate and consumer-oriented stocks in ASEAN countries. For example, our investment in Megaworld Corporation, a major real estate development firm in the Philippines, posted solid financial gains during the period. Going forward, we like the company's high growth rental business and their bank ownership, which we believe will benefit the company's future as the Philippines continues to receive growing overseas remittance.

Continued focus on household income and consumption growth in Asia

The Fund's focus on growing household income and consumption across Asia did not change during the year. We reinvested in several consumer financial companies in China, South Korea, India and Taiwan, while maintaining overweight positions in ASEAN financial companies. In our view, demand for financial services ranks high among the desires of the Asian emerging middle class as they continue to build higher incomes. On the other hand, commercial banks in Asia may face further regulatory and structural headwinds, particularly in China, India and South Korea. As such, we will keep a close eye on any developments regarding government policy changes that could impact our investment outlook in the region and sector.

The Fund reduced its stake in the industrial sector due to weak near-term demand. While we believe challenges will persist in the short term, we think this sector will likely benefit from a cyclical recovery in consumer demand in the next few years. Additionally, we trimmed our exposure to smaller-market capitalization stocks during the period, largely based on our outlook that large-capitalization stocks offer better risk-adjusted return potential at current valuation multiples.

The year ahead

We believe that an ongoing urbanization trend, excellent demography and a high savings ratio will continue to drive the Asian economy for the foreseeable future. As more Asians become middle class consumers, we believe consumption and infrastructure investment themes bode well for opportunistic investing. However, in the short term, we believe risks persist in the market, including: a stronger U.S. dollar, over-expansionary monetary policy in Japan, geopolitical turmoil in the Korean Peninsula, potential bird flu fears in China, over leveraging of the Chinese and Indian corporate sector, concerns over a structural slowdown in Chinese economic growth, and unsolved debt problems in many European economies. That said, the valuation of Asian markets has remained at a level lower than the historical average, based on both price-to-book and price-to-earnings multiples. This is especially true for Chinese and South Korean stocks, which are testing valuation lows from the last decade. We believe this signifies that some of the risks mentioned above are already reflected in the discounted share prices.

Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. The value of the Fund's investments, as measured in U.S. dollars, maybe be unfavorably affected by changes in foreign currency exchange rates and exchange control regulations. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Pacific Opportunities Fund.

Ivy Pacific Opportunities Fund

ALL DATA IS AS OF MARCH 31, 2013 (UNAUDITED)

Asset Allocation

Stocks	**98.2%**
Financials	30.9%
Information Technology	15.8%
Consumer Discretionary	14.6%
Industrials	7.8%
Materials	6.9%
Telecommunication Services	6.3%
Consumer Staples	5.8%
Energy	5.8%
Utilities	3.4%
Health Care	0.9%
Purchased Options	**0.0%**
Bonds	**0.0%**
Corporate Debt Securities	0.0%
Cash and Cash Equivalents	**1.8%**

Lipper Rankings

Category: Lipper Pacific Ex Japan Funds	Rank	Percentile
1 Year	94/99	94
3 Year	52/57	90
5 Year	27/38	70
10 Year	19/27	68

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Country Weightings

Pacific Basin	**96.1%**
China	28.1%
South Korea	16.6%
India	11.7%
Hong Kong	9.9%
Taiwan	8.8%
Singapore	7.2%
Thailand	5.7%
Indonesia	4.7%
Other Pacific Basin	3.4%
Europe	**2.1%**
Cash and Cash Equivalents and Options	**1.8%**

Top 10 Equity Holdings

Company	Country	Sector	Industry
Samsung Electronics Co., Ltd.	South Korea	Information Technology	Semiconductors
Galaxy Entertainment Group Limited, ADR	Hong Kong	Consumer Discretionary	Casinos & Gaming
Industrial and Commercial Bank of China Limited, H Shares	China	Financials	Diversified Banks
AIA Group Limited	Hong Kong	Financials	Life & Health Insurance
PetroChina Company Limited, H Shares	China	Energy	Integrated Oil & Gas
Thai Beverage Public Company Limited	Thailand	Consumer Staples	Distillers & Vintners
China Minsheng Banking Corp., Ltd., H Shares	China	Financials	Diversified Banks
China Communications Services Corporation Limited, H Shares	China	Telecommunication Services	Integrated Telecommunication Services
China Overseas Land & Investment Limited	Hong Kong	Financials	Real Estate Development
Keppel Corporation Limited	Singapore	Industrials	Industrial Conglomerates

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy Pacific Opportunities Fund

(UNAUDITED)



Ivy Pacific Opportunities Fund, Class A Shares(1) $21,213
MSCI AC Asia Ex Japan Index $26,554
Lipper Pacific Ex Japan Funds Universe Average $26,731
$40,000
$30,000
$20,000
$10,000
$0
12-31 2003
3-31 2004
3-31 2005
3-31 2006
3-31 2007
3-31 2008
3-31 2009
3-31 2010
3-31 2011
3-31 2012
3-31 2013

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return(2)	Class A	Class B	Class C	Class E(3)	Class I	Class R	Class Y
1-year period ended 3-31-13	-5.77%	-5.09%	-0.77%	-5.38%	0.55%	—	0.31%
5-year period ended 3-31-13	-0.98%	-1.07%	-0.53%	-0.54%	0.77%	—	0.51%
10-year period ended 3-31-13	12.91%	12.25%	12.68%	—	—	—	—
Since inception of Class through 3-31-13(4)	—	—	—	1.86%	3.02%	—	12.30%
Cumulative return since inception of class through 3-31-13(5)	—	—	—	—	—	-1.35%	—

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class R and Class Y shares are not subject to sales charges.

(3)Class E shares are not currently available for investment.

(4)4-2-07 for Class E and Class I shares and 7-24-03 for Class Y shares (the date on which shares were first acquired by shareholders).

(5)12-19-12 for Class R shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Ivy Pacific Opportunities Fund (in thousands) MARCH 31, 2013

COMMON STOCKS	Shares	Value
China – 28.1%		
Bona Film Group Limited, ADR (A)	601	$ 2,764
Brilliance China Automotive Holdings Limited (A)	3,202	3,762
China Communications Construction Company Limited, H Shares	13,764	12,802
China Communications Services Corporation Limited, H Shares	23,364	15,079
China Construction Bank Corporation (A)	16,653	13,601
China Minsheng Banking Corp., Ltd., H Shares (A)	12,317	15,692
China Pacific Insurance (Group) Co., Ltd.	3,150	9,281
China Petroleum & Chemical Corporation, H Shares	9,488	11,172
China Resources Power Holdings Company Limited	4,418	13,233
China Shanshui Cement Group Limited	13,959	8,020
China Zenix Auto International Limited, ADR (A)	600	1,848
CITIC Securities Company Limited, H Shares (A)	2,723	5,885
CNOOC Limited	5,224	10,041
Guodian Technology & Environment Group Corporation Limited (A)	20,881	6,537
Industrial and Commercial Bank of China Limited, H Shares (A)	29,069	20,372
Longtop Financial Technologies Limited, ADR (A)	195	—*
PetroChina Company Limited, H Shares	13,168	17,268
Tencent Holdings Limited	403	12,813
Xueda Education Group, ADR	238	740
Zoomlion Heavy Industry Science & Technology Development Co., Ltd.	4,728	5,707
		186,617
Hong Kong – 9.9%		
AIA Group Limited (A)	4,314	18,894
China Modern Dairy Holdings Ltd., H Shares (A)	22,464	7,495
China Overseas Land & Investment Limited	5,322	14,672
Galaxy Entertainment Group Limited, ADR (A)	5,937	24,780
		65,841
India – 11.7%		
Bank of Baroda	222	2,759
Bharti Airtel Limited	1,217	6,535
Federal Bank Limited (The)	480	4,245
Grasim Industries Limited	169	8,730
Hexaware Technologies Limited	1,764	$ 2,744
Hindalco Industries Limited	2,458	4,143
ICICI Bank Limited	564	10,845
Jaiprakash Associates Limited	2,000	2,408
Lupin Limited	530	6,129
NTPC Limited (B)	3,621	9,457
State Bank of India	277	10,568
TATA MOTERS LIMITED (A)	1,937	9,591
		78,154
Indonesia – 4.7%		
PT Indocement Tunggal Prakarsa Tbk.	5,289	12,680
PT Matahari Department Store Tbk (A)(B)	4,500	5,094
PT Media Nusantara Citra Tbk (A)	47,642	13,850
		31,624
Philippines – 3.4%		
GT Capital Holdings Incorporated (B)	451	8,099
Megaworld Corporation	55,451	5,286
Universal Robina Corporation	3,370	9,331
		22,716
Singapore – 7.2%		
DBS Group Holdings Ltd	1,054	13,596
Golden Agri-Resources Ltd.	12,828	5,999
Keppel Corporation Limited	1,621	14,636
Singapore Telecommunications Limited	4,666	13,505
		47,736
South Korea – 16.6%		
Daum Communications Corporation	121	9,901
Duksan Hi-Metal Co., Ltd. (A)	158	3,845
GLOVIS Co., Ltd.	50	8,699
Hana Financial Group, Inc.	204	7,204
Hynix Semiconductor Inc.	262	6,898
Hyundai Mobis	38	10,527
Hyundai Motor Company	63	12,664
LG Chem, Ltd.	38	9,094
Samsung Electronics Co., Ltd.	24	31,975
Shinhan Financial Group Co Ltd	285	10,207
		111,014
Taiwan – 8.8%		
Cheng Shin Rubber Industry Co., Ltd.	1,362	3,872
Delta Electronics, Inc.	980	4,097
Formosa Plastics Corporation (A)	1,307	3,086
Hon Hai Precision Ind. Co., Ltd.	2,272	6,284
MediaTek Incorporation	629	$ 7,152
Novatek Microelectronics Corp.	1,895	8,269
Synnex Technology International Corp.	3,435	6,203
Taiwan Mobile Co., Ltd.	1,997	6,745
Taiwan Semiconductor Manufacturing Company Ltd.	1,989	6,652
Yuanta Financial Holdings Co., Ltd. (A)	13,093	6,612
		58,972
Thailand – 5.7%		
Bangkok Bank Public Company Limited	1,881	14,518
BEC World Public Company Limited	3,489	7,624
Thai Beverage Public Company Limited	32,469	15,969
		38,111
United Kingdom – 2.1%		
HSBC Holdings plc	1,312	13,859
TOTAL COMMON STOCKS – 98.2%		**$654,644**
(Cost: $590,513)		

PURCHASED OPTIONS	Number of Contracts (Unrounded)	
Focus Media Holding Limited, ADR, Call $25.00, Expires 4–22–13, OTC (Ctrpty: Morgan Stanley & Co., Inc.)	675	128
Youku.com Inc., Call $20.00, Expires 6–24–13	975	54
TOTAL PURCHASED OPTIONS – 0.0%		**$ 182**
(Cost: $207)		

CORPORATE DEBT SECURITIES	Principal	
India – 0.0%		
Dr. Reddy's Laboratories Ltd., 9.250%, 3–24–14 (C)	INR1,480	$ 135
TOTAL CORPORATE DEBT SECURITIES – 0.0%		**$ 135**
(Cost: $–)		

Ivy Pacific Opportunities Fund *(in thousands)* MARCH 31, 2013

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper – 1.2%		
CVS Caremark Corporation, 0.230%, 4–1–13 (D)	$4,000	$4,000
McCormick & Co. Inc., 0.170%, 4–1–13 (D)	4,101	4,101
		8,101
Master Note – 0.1%		
Toyota Motor Credit Corporation, 0.126%, 6–28–13 (E)	$803	$ 803
TOTAL SHORT-TERM SECURITIES – 1.3%		**$8,904**
(Cost: $8,904)		

	Value
TOTAL INVESTMENT SECURITIES – 99.5%	**$663,865**
(Cost: $599,624)	
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.5%	3,597
NET ASSETS – 100.0%	**$667,462**

Notes to Schedule of Investments

*Not shown due to rounding.

(A)No dividends were paid during the preceding 12 months.

(B)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2013, the total value of these securities amounted to $22,650 or 3.4% of net assets.

(C)Principal amount and exercise prices are denominated in the indicated foreign currency, where applicable (INR – Indian Rupee).

(D)Rate shown is the yield to maturity at March 31, 2013.

(E)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2013. Date shown represents the date the variable rate resets.

The following total return swap agreements were outstanding at March 31, 2013:

Counterparty	Notional Amount	Underlying Security	Termination Date	Financing Fee#	Unrealized Depreciation
UBS AG, London	$6,135	China Vanke Company Ltd.	6-19-13	USD LIBOR + 0.700%	$(83)

#The Fund pays the financing fee multiplied by the notional amount each month. On the termination date of the swap contracts, the Fund will pay/receive the return of the underlying security.

The following written options were outstanding at March 31, 2013 (contracts and exercise prices unrounded):

Underlying Security	Counterparty, if OTC	Type	Number of Contracts	Expiration Month	Exercise Price	Premium Received	Market Value
Baidu.com, Inc., ADR	N/A	Put	350	June 2013	$ 85.00	$237	$(151)
	N/A	Put	370	September 2013	85.00	230	(264)
Focus Media Holding Limited, ADR	Morgan Stanley & Co., Inc.	Put	675	April 2013	22.00	111	(3)
Tencent Holdings Limited	Citibank N.A.	Call	4,030	April 2013	HKD240.00	107	(225)
Youku.com Inc.	N/A	Put	975	June 2013	$ 15.00	75	(78)
	N/A	Call	975	June 2013	25.00	16	(10)
						$776	$(731)

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2013. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Discretionary	$ 97,116	$ —	$ —
Consumer Staples	38,793	—	—
Energy	38,481	—	—
Financials	206,195	—	—
Health Care	6,129	—	—
Industrials	50,789	—	—
Information Technology	106,833	—	—*
Materials	45,753	—	—
Telecommunication Services	41,865	—	—
Utilities	22,690	—	—
Total Common Stocks	$ 654,644	$ —	$ —*
Purchased Options	—	182	—
Corporate Debt Securities	—	135	—
Short-Term Securities	—	8,904	—
Total	$ 654,644	$ 9,221	$ —*
Liabilities			
Written Options	$ 151	$ 580	$ —
Swap Agreements	$ —	$ 83	$ —

Ivy Pacific Opportunities Fund *(in thousands)* MARCH 31, 2013

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
OTC = Over the Counter

Market Sector Diversification

(as a % of net assets)	
Financials	30.9%
Information Technology	15.8%
Consumer Discretionary	14.6%
Industrials	7.8%
Materials	6.9%
Telecommunication Services	6.3%
Consumer Staples	5.8%
Energy	5.8%
Utilities	3.4%
Health Care	0.9%
Other+	1.8%

+Includes options, cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.

Ivy Small Cap Growth Fund



Timothy J. Miller

Below, Timothy Miller, CFA, portfolio manager of the Ivy Small Cap Growth Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2013. He has managed the Fund since 2010 and has 34 years of investment experience.

Fiscal Year Performance

For the 12 Months Ended March 31, 2013	
Ivy Small Cap Growth Fund (Class A shares at new asset value)	15.70%
Ivy Small Cap Growth Fund (Class A shares including sales charges)	9.05%
Benchmark(s) and/or Lipper Category	
Russell 2000 Growth Index (generally reflects the performance of small-company growth stocks)	14.52%
Lipper Small-Cap Growth Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	11.39%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.

The market staged a strong rally commencing in November 2012 through the end of the Fund's fiscal year, resulting in a 14.52% 12-month return for the Russell 2000 Growth Index. Performance of the Ivy Small Cap Growth Fund exceeded the benchmark (before the effects of sales charges) for the year ended March 31, 2013.

The fiscal year started off in a downtrend as economic concerns over Europe and China pressured the markets, particularly the energy sector, which was hit hard during the June quarter. A modest summer rally ensued as the Central Bank in Europe and U.S. Federal Reserve undertook aggressive monetary easing to assuage the markets. The rally was not long lasting, though, as uncertainty over the U.S. election once again moved investors to a risk-off mode. As the dust settled from the presidential election and with the equity markets still in the doldrums for the year, a rally was launched that powered through the end of the Fund's fiscal year. Support for the rally included persistently low interest rates, an underlying domestic economic backdrop that was sufficiently healthy, and risks on the fiscal side that were adequately discounted by the market.

Index performance was led by a peculiar combination of companies from the financials, materials and industrials sectors. The principal laggards for the year were energy, utilities and technology. Performance from the consumer sectors were in line with the broader index. Returns from the top three sectors all exceeded 20% for the year, and the energy sector was the only major sector to incur a loss for the year in the index.

The "peculiar" commentary reflects the fact that on the surface the strong sectors were a combination of groups that are typically early cycle and late cycle. The reality is that as you drill down to the groups within the sectors, there were some common themes driving this performance. The most pronounced of those themes was the "housing play." In financials, it showed itself through the thrifts and mortgage finance stocks. Materials were led by construction materials companies and industrials were led by building products companies. On the negative side, energy never fully recovered from the severe correction in the June quarter. Oil prices came down sharply during that period over fears of a slowdown in Chinese demand and a potential recession in Europe. Combined with a remarkable turnaround of domestic oil production, the global supply/demand balanced shifted unfavorably.

Strengths, weaknesses

The Fund managed to navigate through these waves and complete the year with performance (before the effects of sales charges) ahead of the index and peers. The outperformance was concentrated in energy, industrials, financials and consumer staples. Underperformance occurred in consumer discretionary and materials. Positive sector allocation and stock selection in energy combined to generate the largest performance contribution vs. the index. The Fund was underweight energy going into the sharp June quarter correction and then proceeded to buy the weakness and build an overweight position going into the November rally. The sell-off through June seemed overdone, particularly for the well-positioned domestic small cap exploration and production companies. The Fund built positions in Bonanza Creek Energy, Inc., Oasis Petroleum, LLC, and Gulfport Energy Corp. All three companies are fast growers operating in the newly productive oil shale plays. The Fund's energy sector return was up for the year compared to a loss by the index.

The favorable industrials sector performance for the Fund was also a combination of an overweight position and good stock selection. Similar to energy, the Fund built an overweight position post the June market correction, concentrating on housing-related and downstream energy-related companies. The companies exposed to the housing market included Beacon Roofing Supply, Inc. and Watsco, Inc. Both companies are distributors with strong market positions, growth through acquisition and healthy financial returns and cash flow characteristics. The other theme within industrials includes companies that will benefit from a multi-year surge in midstream and downstream capital spending by the hydrocarbon processing industries. This includes pipelines, refineries, petrochemical plants, etc. As domestic oil production has surged and domestic natural gas supplies remain cheap and abundant, the processing, storing, and transporting sectors of the market are ramping up spending to take advantage of these supplies. The Fund has focused on construction contractors and machinery suppliers to this segment.

Financials were the best-performing sector in the market last year, and the Fund was in a favorable overweight position. The two-best performing stocks were Portfolio Recovery Associates, Inc. and Affiliated Managers Group, Inc. Portfolio Recovery delivered another exceptional year in calendar year 2012 with revenue and earnings growth and Affiliated Managers benefitted from consistently strong net flows in their funds along with rising global stock markets. Banks were a laggard in the index, but the Fund had good performance from Bank of the Ozarks, Inc. and Signature Bank. The low interest-rate environment has pressured bank margins, but the companies with strong top-line growth have been rewarded in the stock market.

The health care sector of the Fund performed in line with the index in spite of a lower sector weighting. Strong gains were realized with Community Health Systems, Inc., DexCom, Inc., and Incyte Corporation; and the Fund held a small total return swap derivative position, based on biotech stocks in the Russell 2000 Growth Index. Biotechs were one of the better performing industries within health care last year.

The gains recognized above were partially offset by underperformance in consumer discretionary. These losses overshadowed gains from two domestic auto dealer retailer stocks (Asbury Automotive Group, Inc. and Lithia Motors, Inc.) that were acquired by the Fund. Domestic auto sales are in an upswing, and the publicly traded dealers are in the best position to capitalize on this trend. The dealers are managing a more efficient and profitable business encompassing new and used car sales, service, and high margin finance/insurance.

Outlook

We believe prospects for the small-cap market over the next year remain favorable. It is our view that the U.S. economy should be buoyed by quantitative easing and steady low interest rates, recovery in housing and autos, expanding credit conditions and resurgent domestic industrial and energy sectors. The technology sector could continue to have pockets of rapid growth that the Fund will pursue; however, the large overweight position in that sector has been reduced.

Performance shown at NAV does not include the effects of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Investing in small-cap stocks may carry more risk than investing in stocks of larger, more well-established companies. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Small Cap Growth Fund.

Ivy Small Cap Growth Fund

Asset Allocation

Stocks	**96.8%**
Information Technology	26.0%
Industrials	22.6%
Consumer Discretionary	13.7%
Financials	13.6%
Health Care	11.6%
Energy	6.9%
Consumer Staples	2.0%
Materials	0.4%
Cash and Cash Equivalents	**3.2%**

Lipper Rankings

Category: Lipper Small-Cap Growth Funds	Rank	Percentile
1 Year	67/508	14
3 Year	169/448	38
5 Year	38/403	10
10 Year	96/266	36

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector
SVB Financial Group	Financials
Affiliated Managers Group, Inc.	Financials
Ultimate Software Group, Inc. (The)	Information Technology
Westinghouse Air Brake Technologies Corporation	Industrials
Panera Bread Company, Class A	Consumer Discretionary
Portfolio Recovery Associates, Inc.	Industrials
Semtech Corporation	Information Technology
Landstar System, Inc.	Industrials
Jack Henry & Associates, Inc.	Information Technology
Signature Bank	Financials

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy Small Cap Growth Fund

(UNAUDITED)



$40,000
$30,000
$20,000
$10,000
$0
Ivy Small Cap Growth Fund, Class A Shares(1) $27,746
Russell 2000 Growth Index $29,948
Lipper Small-Cap Growth Funds Universe Average $28,376
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return(2)	Class A	Class B	Class C	Class E	Class I	Class R	Class Y
1-year period ended 3-31-13	9.05%	10.61%	15.00%	8.96%	16.13%	15.45%	15.87%
5-year period ended 3-31-13	10.03%	10.04%	10.62%	10.00%	11.90%	11.27%	11.62%
10-year period ended 3-31-13	10.74%	10.28%	10.65%	—	—	—	11.65%
Since inception of Class through 3-31-13(3)	—	—	—	6.55%	8.54%	7.56%	—

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class R and Class Y shares are not subject to sales charges.

(3)4-2-07 for Class E and Class I shares and 12-29-05 for Class R shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Ivy Small Cap Growth Fund (in thousands) MARCH 31, 2013

COMMON STOCKS	Shares	Value
Advertising – 0.2%		
Acquity Group Ltd, ADR (A)	347	$ 2,206
Aerospace & Defense – 0.3%		
KEYW Holding Corporation (A)	188	3,032
Air Freight & Logistics – 1.8%		
Hub Group, Inc. (A)	426	16,372
Apparel Retail – 1.2%		
Zumiez Inc. (A)	460	10,543
Apparel, Accessories & Luxury Goods – 0.5%		
Quiksilver, Inc. (A)	687	4,169
Application Software – 7.0%		
ACI Worldwide, Inc. (A)	165	8,064
Model N, Inc. (A)	108	2,139
Qlik Technologies Inc. (A)	408	10,536
SS&C Technologies Holdings, Inc. (A)	329	9,875
Tyler Technologies, Inc. (A)	109	6,677
Ultimate Software Group, Inc. (The) (A)	237	24,701
		61,992
Asset Management & Custody Banks – 4.1%		
Affiliated Managers Group, Inc. (A)	186	28,488
Financial Engines, Inc.	151	5,468
Safeguard Scientifics, Inc. (A)	166	2,621
		36,577
Automotive Retail – 3.3%		
Asbury Automotive Group, Inc. (A)	359	13,164
Lithia Motors, Inc.	341	16,182
		29,346
Biotechnology – 4.1%		
Cepheid (A)	241	9,253
Incyte Corporation (A)	788	18,443
Ironwood Pharmaceuticals, Inc., Class A (A)	508	9,291
		36,987
Brewers – 1.0%		
Boston Beer Company, Inc. (The), Class A (A)	56	8,972
Communications Equipment – 5.2%		
Aruba Networks, Inc. (A)	718	17,768
Finisar Corporation (A)	608	8,021
Ixia (A)	379	8,208
JDS Uniphase Corporation (A)	712	9,519
Procera Networks, Inc. (A)	286	3,398
		46,914

COMMON STOCKS (Continued)	Shares	Value
Construction & Engineering – 1.0%		
Primoris Services Corporation	393	$ 8,694
Construction & Farm Machinery & Heavy Trucks – 3.8%		
Wabash National Corporation (A)	991	10,070
Westinghouse Air Brake Technologies Corporation	237	24,159
		34,229
Consumer Finance – 2.1%		
First Cash Financial Services, Inc. (A)	318	18,536
Data Processing & Outsourced Services – 2.1%		
Jack Henry & Associates, Inc.	418	19,293
Distributors – 1.4%		
Pool Corporation	261	12,518
Diversified Support Services – 2.4%		
Portfolio Recovery Associates, Inc. (A)	173	21,969
Education Services – 0.3%		
Bright Horizons Family Solutions Inc. (A)	74	2,503
Electrical Components & Equipment – 0.8%		
II-VI Incorporated (A)	431	7,347
Powell Industries, Inc. (A)	1	37
		7,384
Electronic Equipment & Instruments – 1.3%		
OSI Systems, Inc. (A)	181	11,277
Electronic Manufacturing Services – 1.6%		
IPG Photonics Corporation	216	14,358
Environmental & Facilities Services – 3.5%		
Team, Inc. (A)	384	15,766
Waste Connections, Inc.	435	15,641
		31,407
Fertilizers & Agricultural Chemicals – 0.4%		
American Vanguard Corporation	127	3,879
Food Distributors – 1.0%		
United Natural Foods, Inc. (A)	192	9,460
Health Care Equipment – 4.2%		
DexCom, Inc. (A)	607	10,149
Heartware International, Inc. (A)	174	15,378

COMMON STOCKS (Continued)	Shares	Value
Health Care Equipment (Continued)		
Thoratec Corporation (A)	184	$ 6,889
Volcano Corporation (A)	227	5,050
		37,466
Health Care Facilities – 2.1%		
Community Health Systems, Inc.	402	19,060
Health Care Supplies – 1.2%		
Endologix, Inc. (A)	695	11,218
Human Resource & Employment Services – 1.1%		
Kforce Inc.	583	9,536
Industrial Machinery – 0.2%		
Graham Corporation	83	2,048
Internet Software & Services – 1.8%		
Demandware, Inc. (A)	458	11,603
ExactTarget, Inc. (A)	215	4,998
		16,601
Leisure Facilities – 2.1%		
Vail Resorts, Inc.	302	18,827
Office Services & Supplies – 1.1%		
United Stationers Inc.	253	9,771
Oil & Gas Equipment & Services – 2.4%		
Dril-Quip, Inc. (A)	143	12,483
Matrix Service Company (A)	607	9,037
		21,520
Oil & Gas Exploration & Production – 4.5%		
Bonanza Creek Energy, Inc. (A)	258	9,980
Gulfport Energy Corporation (A)	288	13,203
Laredo Petroleum Holdings, Inc. (A)	272	4,966
Oasis Petroleum LLC (A)	257	9,792
Rosetta Resources Inc. (A)	62	2,955
		40,896
Regional Banks – 7.4%		
Bank of the Ozarks, Inc.	390	17,283
Signature Bank (A)	244	19,202
SVB Financial Group (A)	440	31,206
		67,691
Restaurants – 3.7%		
Brinker International, Inc.	291	10,952
Panera Bread Company, Class A (A)	138	22,721
		33,673
Semiconductors – 5.0%		
Cavium Inc. (A)	89	3,446
Microsemi Corporation (A)	385	8,930

Ivy Small Cap Growth Fund *(in thousands)* MARCH 31, 2013

COMMON STOCKS (Continued)	Shares	Value
Semiconductors (Continued)		
Power Integrations, Inc.	252	$10,922
Semtech Corporation (A)	619	21,917
		45,215
Specialty Stores – 1.0%		
Cabela's Incorporated, Class A (A)	155	9,433
Systems Software – 2.0%		
MICROS Systems, Inc. (A)	226	10,263
NetSuite Inc. (A)	98	7,839
		18,102
Trading Companies & Distributors – 4.4%		
Beacon Roofing Supply, Inc. (A)	247	9,553
MRC Global Inc. (A)	55	1,814
Rush Enterprises, Inc. (A)	448	10,806
Watsco, Inc.	213	17,938
		40,111
Trucking – 2.2%		
Landstar System, Inc.	340	$ 19,428
TOTAL COMMON STOCKS – 96.8%		**$873,213**
(Cost: $622,294)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper – 3.0%		
Bank of Nova Scotia, 0.080%, 4-1-13 (B)	$2,461	2,461
BHP Billiton Finance (USA) Limited (GTD by BHP Billiton Limited), 0.140%, 4-2-13 (B)	5,000	5,000
Campbell Soup Company, 0.170%, 4-8-13 (B)	4,547	4,547
Colgate-Palmolive Company, 0.090%, 4-5-13 (B)	5,000	5,000
Ecolab Inc., 0.240%, 4-1-13 (B)	6,000	6,000
Nestle Finance International Ltd. (GTD by Nestle S.A.), 0.120%, 5-2-13 (B)	1,350	1,350
Roche Holdings, Inc., 0.140%, 4-2-13 (B)	$2,678	$ 2,678
		27,036
Master Note – 0.0%		
Toyota Motor Credit Corporation, 0.126%, 6-28-13 (C)	69	69
TOTAL SHORT-TERM SECURITIES – 3.0%		**$ 27,105**
(Cost: $27,105)		
TOTAL INVESTMENT SECURITIES – 99.8%		**$900,318**
(Cost: $649,399)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.2%		1,661
NET ASSETS – 100.0%		**$901,979**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Rate shown is the yield to maturity at March 31, 2013.

(C)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2013. Date shown represents the date that the variable rate resets.

The following total return swap agreements were outstanding at March 31, 2013:

Counterparty	Notional Amount	Underlying Security	Termination Date	Financing Fee#	Unrealized Appreciation
JPMorgan	$12,523	Biotech Custom Index	10-1-13	1M LIBOR less 30 bps	$557

#The Fund pays the financing fee multiplied by the notional amount each quarter. On the termination date of the swap contracts, the Fund will pay/receive the return of the underlying security.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2013. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$ 873,213	$ —	$ —
Short-Term Securities	—	27,105	—
Total	$ 873,213	$ 27,105	$ —
Swap Agreements	$ —	$ 557	$ —

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed

See Accompanying Notes to Financial Statements.



Christopher J. Parker

Below, Christopher J. Parker, CFA, portfolio manager of Ivy Small Cap Value Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2013. He has managed the Fund since September 2011 and has 16 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended March 31, 2013	
Ivy Small Cap Value Fund (Class A shares at net asset value)	19.49%
Ivy Small Cap Value Fund (Class A shares including sales charges)	12.62%
Benchmark(s) and/or Lipper Category	
Russell 2000 Value Index (generally reflects the performance of small-company value style stocks)	18.09%
Lipper Small-Cap Value Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	16.54%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.

The period ended March 31, 2013, saw quite strong performance from equities and small-cap equities in particular. The domestic economy continued to make progress, although with greater fits and starts than previous recoveries and in spite of continued global softness. This drove positive, metered improvements in areas such as employment, consumer spending and, in particular, within the housing market. These factors broadly translated into better than expected trends and results from a broad swath of companies in these sectors, which helped drive favorable results in the equity markets.

In addition, the Federal Reserve (Fed) continued its drumbeat of highly accommodative policy and made an important shift last fall from tying its policy actions and asset purchase program to a timeline to linking them to economic outcomes focused primarily on employment. This shift gave market participants greater confidence that the Fed would continue to be a tailwind until the overall economy is on far more stable footing – thus reducing the risk of backsliding, which up until that point remained a key fear factor. The Fed's action to step up its purchase of mortgage assets has driven down lending rates and appears to have finally ignited the long-awaited recovery in the U.S. housing market.

Over the past several months, data and events overseas, while not terrific, have demonstrated improvement as growth in China appears to be stabilizing and the European Union appears to be slowly developing a strong footing to deal with continued sovereign debt issues. Europe remains a key risk factor, but as time progresses the magnitude of this risk factor appears to be diminishing.

Sources of strength, weakness

During the period ended March 31, 2013, the Fund outperformed its Russell 2000 Value Index benchmark, before the effects of sales charges. For the index as a whole, two key themes appear to have driven results. First, several sectors have been more directly touched by better data and continued recovery. Consumer discretionary, industrials and materials have all done better than average and some more generally defensive sectors, such as consumer staples and health care underperformed. Technology and energy have also both meaningfully underperformed the market. Weakness in energy was driven largely by a collapse in U.S. natural gas prices that reduced exploration and production cash flows and service activities. Technology, on the other hand, broadly appears to be going through a more structural deceleration.

The second key theme over the course of the period was tied to the idea of "lower for longer" interest rates. Financials and utilities also both performed surprisingly well, and within financials, the performance of Real Estate Investment Trusts (REITs), was quite strong. Investors are clearly moving to the next rung on the income ladder and have aggressively embraced dividends and dividend-yield strategies, which has fueled a strong performance in subsectors with those characteristics.

As it relates to the Fund, while sector allocation was a slight drag on results, stock picking was strongly positive. From a sector perspective, the Fund benefited from being underweight information technology and overweight consumer discretionary. The Fund's large overweight position in energy was a drag on performance as was the underweight position in financials, and REITs in particular.

From a stock selection perspective, results were particularly strong in materials, health care and consumer discretionary, but poor in industrials and financials. Within the materials space, Louisiana-Pacific Corp. was a standout as that company strongly benefitted from the inflection in housing. Within consumer discretionary, the Fund's positions in Cinemark Holdings, Inc., Hanesbrands Inc. (no longer a holding of the Fund) and Belo Corp all did well. Within health care, the Fund's position in Community Health Systems, Inc. was a key driver of favorable performance as regulatory fears subsided and optimism regarding the favorable impact of the Affordable Care Act both drove appreciation. The key detractors from performance at the security level included Accuride Corp, AAR Corp and Tenneco Automotive (no longer holdings of the Fund).

Strategy, sector emphasis

The Fund's approach to investing remains constant. We look for opportunities that we believe possess a large margin of safety as measured by price relative to the estimated intrinsic value of the company being acquired. This creates the potential for asymmetric returns over time, assuming that the research performed and thought process underlying our valuation work are correct more often than not. This effort often requires action when operating trends are poor or the near-term outlook is highly uncertain. This is usually a lonely, bumpy trail that requires a willingness to defer near-term satisfaction (trend following) for what we believe will be greater long-term reward.

A good example of this today is found when comparing dividend-yield strategies versus certain cyclicals. Dividend-yield strategies have been en vogue and thus those stocks have been average to above-average performers, offering current income, which is a comfort blanket in a low-rate, more uncertain environment and are often more stable businesses (that can support a higher payout ratio). As a result, the valuation of these securities and sectors has reached historically high levels. This has become a crowded space, driven largely by one core belief – that interest rates will remain low for an extended period.

On the flip-side, there remain certain pockets of cyclicals — generally later stage — that continue to look appealing to us, but are often dismissed due to a lack of near-term visibility or due to uncertainty regarding the timing of improvements in their businesses. Some of these businesses were those hardest hit by the downturn, and while results and stocks have recovered (and in many cases outperformed recently), some have lost ground. In many cases, revenues, margins and valuation multiples remain far below historical ranges — even if one assumes that these businesses will normalize at lower levels than the past (i.e., that pre-financial crisis results were super-normal). While the dividend strategy may pay-off near-term and investing in the latter group described above may be more volatile in any given time frame, we believe that value and earnings power win out in the long-run and are willing to ignore the near-term trend with the hope of generating superior results in the long-run.

Opportunities ahead

Past is prologue with some twists of course. In many ways, the fiscal year ahead could be reflective of the past period. Continued progress is expected in the context of the U.S. economy, Europe remains on a path — winding as it may be at times — to stability (real growth may be another matter altogether) and most of the rest of the world (China, Latin America, etc.) is seeing growth rates stabilize, albeit at lower levels than over the past decade as even the emerging markets begin to mature. However, there remain sizable and difficult challenges and uncertainties such as the U.S. fiscal situation, the Fed's strategy to unwind its current policy initiatives, the unexpected and unintended consequences of the Bank of Japan's efforts to weaken the yen and boost consumption, etc. Without a doubt, these issues could crop up over the course of the next fiscal year and create near-term uncertainty or industry-specific dislocations that should present attractive investment opportunities.

After the market's strong performance over the past 18 months, it is becoming increasingly more difficult to find what we believe are highly attractive potential return opportunities as we did in the past, however, we believe very strong opportunities still exist and will work to uncover those. In short, our view remains cautiously optimistic, but we recognize that volatility and uncertainty are just as likely this year as they were in the past couple of years (although the magnitude is probably more limited). We continue to strive to uncover favorable risk-reward opportunities and would look to use the rough patches likely to come to our advantage.

Performance shown at NAV does not include the effects of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is no guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Investing in small-cap stocks may carry more risk than investing in stocks of larger, more established companies. Value stocks are stocks of companies that may have experienced adverse business or industry developments, or may be subject to special risks that have caused the stocks to be out of favor and, in the opinion of the Fund's manager, undervalued. The value of a security believed by the Fund's manager to be undervalued may never reach what the manager believes to be its full value, or such security's value may decrease. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Small Cap Value Fund.

Ivy Small Cap Value Fund

ALL DATA IS AS OF MARCH 31, 2013 (UNAUDITED)

Asset Allocation

Stocks	**93.2%**
Financials	23.3%
Consumer Discretionary	19.3%
Energy	14.3%
Industrials	9.9%
Information Technology	9.4%
Materials	7.6%
Health Care	4.7%
Utilities	3.9%
Consumer Staples	0.8%
Cash and Cash Equivalents	**6.8%**

Lipper Rankings

Category: Lipper Small-Cap Value Funds	Rank	Percentile
1 Year	60/294	21
3 Year	194/237	82
5 Year	70/204	35
10 Year	67/116	58

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector
McDermott International, Inc.	Energy
Visteon Corporation	Consumer Discretionary
GulfMark Offshore, Inc.	Energy
Argo Group International Holdings, Ltd.	Financials
Cinemark Holdings, Inc.	Consumer Discretionary
Dana Holding Corporation	Consumer Discretionary
First Horizon National Corporation	Financials
Endurance Specialty Holdings Ltd.	Financials
Lexington Corporation Properties Trust	Financials
Community Health Systems, Inc.	Health Care

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy Small Cap Value Fund

(UNAUDITED)



$30,000
$20,000
$10,000
$0
Ivy Small Cap Value Fund, Class A Shares(1) $21,489
Russell 2000 Value Index $22,590
Lipper Small-cap Value Funds Universe Average $24,224
7-31 2003
3-31 2004
3-31 2005
3-31 2006
3-31 2007
3-31 2008
3-31 2009
3-31 2010
3-31 2011
3-31 2012
3-31 2013

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return(2)	Class A	Class B	Class C	Class E(3)	Class I	Class R	Class Y
1-year period ended 3-31-13	12.62%	14.22%	18.74%	13.12%	20.17%	—	19.85%
5-year period ended 3-31-13	7.68%	7.58%	8.15%	8.20%	9.64%	—	9.34%
10-year period ended 3-31-13	10.96%	—	—	—	—	—	—
Since inception of Class through 3-31-13(4)	—	6.19%	6.56%	3.97%	5.21%	—	7.75%
Cumulative return since inception of class through 3-31-13(5)	—	—	—	—	—	13.06%	—

*(2)**Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class R and Class Y shares are not subject to sales charges.***

(3)Class E shares are not currently available for investment.

(4)12-8-03 for Class B, Class C and Class Y shares and 4-2-07 for Class E and Class I shares (the date on which shares were first acquired by shareholders).

(5)12-19-12 for Class R shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

The Advantus Venture Fund merged into the Ivy Small Cap Value Fund on December 8, 2003. The performance shown for periods prior to this date is that of the Advantus Venture Fund Class A shares, restated to reflect current sales charges applicable to Ivy Small Cap Value Fund Class A shares. Performance has not been restated to reflect the fees and expenses applicable to the Ivy Small Cap Value Fund. If these expenses were reflected, performance shown would differ.

Ivy Small Cap Value Fund (in thousands) MARCH 31, 2013

COMMON STOCKS	Shares	Value
Aerospace & Defense – 1.8%		
Triumph Group, Inc.	61	$ 4,757
Apparel Retail – 1.4%		
AnnTaylor Stores Corporation (A)	88	2,556
Express, Inc. (A)	76	1,354
		3,910
Apparel, Accessories & Luxury Goods – 0.9%		
Jones Apparel Group, Inc.	184	2,335
Application Software – 1.7%		
Synchronoss Technologies, Inc. (A)	145	4,509
Auto Parts & Equipment – 5.2%		
Dana Holding Corporation	390	6,947
Visteon Corporation (A)	125	7,184
		14,131
Broadcasting – 3.3%		
Belo Corp., Class A	527	5,179
Entercom Communications Corp. (A)	508	3,782
		8,961
Coal & Consumable Fuels – 0.2%		
Arch Coal, Inc.	125	677
Construction & Engineering – 2.0%		
Foster Wheeler Ltd. (A)	242	5,521
Construction & Farm Machinery & Heavy Trucks – 3.4%		
Manitowoc Company, Inc. (The)	277	5,687
Terex Corporation (A)	110	3,769
		9,456
Data Processing & Outsourced Services –1.3%		
CoreLogic, Inc. (A)	141	3,651
Electric Utilities – 1.9%		
Great Plains Energy Incorporated	226	5,232
Forest Products – 1.2%		
Boise Cascade Company (A)	53	1,785
Louisiana-Pacific Corporation (A)	66	1,415
		3,200
Gas Utilities – 2.0%		
Southwest Gas Corporation	115	5,441
]Health Care Facilities – 4.1%		
Community Health Systems, Inc.	128	6,043
HealthSouth Corporation (A)	191	5,026
		11,069
Health Care Services – 0.6%		
Team Health Holdings, Inc. (A)	44	$ 1,615
Homebuilding – 2.2%		
M.D.C. Holdings, Inc.	105	3,837
Tri Pointe Homes, LLC (A)	104	2,096
		5,933
Metal & Glass Containers – 1.4%		
Owens-Illinois, Inc. (A)	142	3,774
Movies & Entertainment – 2.6%		
Cinemark Holdings, Inc.	239	7,021
Office REITs – 2.3%		
Lexington Corporation Properties Trust	522	6,157
Oil & Gas Equipment & Services – 7.3%		
Basic Energy Services, Inc. (A)	144	1,973
GulfMark Offshore, Inc.	181	7,063
Key Energy Services, Inc. (A)	254	2,053
McDermott International, Inc. (A)	772	8,481
		19,570
Oil & Gas Exploration & Production – 5.1%		
EV Energy Partners, L.P.	48	2,592
LinnCo LLC	153	5,967
Oasis Petroleum LLC (A)	68	2,581
Petroleum Development Corporation (A)	56	2,766
		13,906
Oil & Gas Storage & Transportation – 1.7%		
Atlas Pipeline Partners, L.P.	82	2,836
EQT Midstream Partners, LP	46	1,800
		4,636
Paper Packaging – 2.2%		
Boise Inc.	691	5,987
Personal Products – 0.8%		
Inter Parfums, Inc.	84	2,052
Property & Casualty Insurance – 2.6%		
Argo Group International Holdings, Ltd.	170	7,026
Publishing – 3.1%		
E. W. Scripps Company (The) (A)	347	4,172
Valassis Communications, Inc.	141	4,205
		8,377
Real Estate Operating Companies – 1.0%		
Forest City Enterprises, Inc., Class A (A)	157	2,788
Regional Banks – 7.6%		
Bank of Marin Bancorp	64	$ 2,568
First Horizon National Corporation	607	6,484
First Niagara Financial Group, Inc.	564	4,998
Wintrust Financial Corporation	41	1,500
Zions Bancorporation	199	4,978
		20,528
Reinsurance – 4.4%		
Endurance Specialty Holdings Ltd.	134	6,407
Reinsurance Group of America, Incorporated	92	5,490
		11,897
Restaurants – 0.6%		
Bloomin' Brands, Inc. (A)	96	1,722
Semiconductor Equipment – 1.9%		
Teradyne, Inc. (A)	323	5,233
Semiconductors – 3.2%		
Freescale Semiconductor, Inc. (A)	306	4,555
Spansion Inc. (A)	320	4,122
		8,677
Specialized REITs – 2.1%		
Strategic Hotels & Resorts, Inc. (A)	690	5,764
Specialty Chemicals – 1.2%		
Cytec Industries Inc.	45	3,311
Steel – 1.6%		
SunCoke Energy Partners, L.P. (A)	206	4,305
Technology Distributors – 1.3%		
Insight Enterprises, Inc. (A)	173	3,569
Thrifts & Mortgage Finance – 1.9%		
Capitol Federal Financial	436	5,267
Trucking – 2.7%		
Marten Transport, Ltd.	178	3,579
Saia, Inc. (A)	65	2,344
Werner Enterprises, Inc.	54	1,308
		7,231
TOTAL COMMON STOCKS – 91.8%		**$249,196**
(Cost: $196,443)		

Ivy Small Cap Value Fund *(in thousands)* MARCH 31, 2013

INVESTMENT FUNDS	Shares	Value
Asset Management & Custody Banks – 1.4%		
THL Credit, Inc.	245	$3,670
TOTAL INVESTMENT FUNDS – 1.4%		**$3,670**
(Cost: $3,150)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper – 0.9%		
Prudential Funding LLC (GTD by Prudential Financial Inc.), 0.090%, 4–1–13 (B)	$ 2,487	2,487
Master Note – 0.5%		
Toyota Motor Credit Corporation, 0.126%, 6–28–13 (C)	$ 1,224	$ 1,224
Municipal Obligations – Taxable – 5.4%		
MI Strategic Fund, Var Rate Demand Ltd Oblig Rev Bonds (Air Products and Chemicals, Inc. Proj), Ser 2007 (GTD by Bank of New York (The)), 0.140%, 4–1–13 (C)	3,100	3,100
MS Business Fin Corp, Gulf Opp Zone Indl Dev Rev Bonds (Chevron U.S.A. Inc. Proj), Ser 2007B (GTD by Chevron Corporation), 0.140%, 4–1–13 (C)	11,783	11,783
		14,883

TOTAL SHORT-TERM SECURITIES – 6.8%	**$ 18,594**
(Cost: $18,594)	
TOTAL INVESTMENT SECURITIES – 100.0%	**$271,460**
(Cost: $218,187)	
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.0%	**71**
NET ASSETS – 100.0%	**$271,531**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Rate shown is the yield to maturity at March 31, 2013.

(C)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2013. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2013. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$249,196	$ —	$—
Investment Funds	3,670	—	—
Short-Term Securities	—	18,594	—
Total	$252,866	$18,594	$—

The following acronyms are used throughout this schedule:

GTD = Guaranteed
REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.



Sarah C. Ross

Below, Sarah C. Ross, CFA, portfolio manager of the Ivy Tax-Managed Equity Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2013. Ms. Ross has managed the Fund since May 2009 and has 17 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended March 31, 2013	
Ivy Tax-Managed Equity Fund (Class A shares at net asset value)	7.91%
Ivy Tax-Managed Equity Fund (Class A shares including sales charges)	1.71%
Benchmark(s) and/or Lipper Category	
Russell 1000 Growth Index (generally reflects the performance of securities that represent the large-cap growth market)	10.09%
Lipper Large-Cap Growth Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	7.58%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.

U.S. equity markets were up strong for the year ending March 31, 2013. Equity markets proved resilient despite ongoing bouts of market volatility, political uncertainty and weak economic growth. The recent market rally has been primarily driven by price-to-earnings (P/E) multiple expansion' due to receding tail risks and improving investor confidence as earnings growth expectations have remained modest. Global growth began slowing early in the 12-month fiscal period on continued economic pressure in Europe that stemmed from sovereign debt issues and the resulting austerity measures. This put increased pressure on China's growth given that Europe is their largest export market. Global central banks quickly responded to weaker-than-desired economic growth by embarking on a series of expansionary monetary policies. As the year progressed, monetary policy began to have positive impacts, the leadership transition in China was completed, and growth rates in China and the U.S. began to improve. Fears of global systemic risk receded as the year progressed and market sentiment has improved. This is reflected in the dramatic narrowing of European credit spreads and a fall in stock correlations back to more normal levels.

While the global macroeconomic environment has improved from early in the year, there are still a number of headwinds. In early 2013, the crisis in the Cyprus banking system, which negatively impacted local depositors, served as a reminder that European sovereign debt issues are far from resolved. In addition to recessionary conditions in Europe, higher taxes, reduced government spending and uncertainty regarding the fiscal cliff resolution have all been overhangs to U.S. growth. Nevertheless, equity markets continued to rise as the fiscal year progressed as investors chose to focus on the positives. Notably, China continues to show signs of stabilization. The new political regime is now fully in place and its focus on reviving economic reform is being viewed positively for the economy. Although growth in China is far from robust, fears of a "hard landing" have not materialized. In addition, the long-delayed U.S. housing recovery now seems to be gaining traction. This could be an important positive driver of employment and consumer confidence as the year progresses. Not only has home construction begun to recover, but prices and velocity of home sales have also been on the rise. More broadly, a continued accommodative stance from global central banks, Japan most recently, has certainly provided underlying support for the market and investor confidence.

Sources of strength, weakness

The Fund posted solid absolute returns for the year ending March 31, 2013, but underperformed its benchmark, the Russell 1000 Growth Index during the fiscal 12-month period. A modest cyclical tilt to the Fund's portfolio, as well as exposure to multinational growth companies during a period of renewed European crisis fears (particularly during the early months of the fiscal year) negatively impacted performance. An underweight in health care was the biggest single detractor to performance during the period as the sector was an overall strong performer for benchmark during the year. In addition, stock selection in consumer staples and energy was a drag on performance. Information technology was the largest positive contributor in the fiscal period, driven by strong stock selection in the form of Visa Inc. and MasterCard Inc. The materials sector, helped by Monsanto Company, also performed well during the period.

We continue to seek companies that we believe possess unique product cycles and end markets that can perform well in a slow-growth environment. These companies have, in our view, established competitive advantages in large, growing markets, and generate above-average levels of profitability and sustained growth. Currently the Fund's largest areas of exposure are in information technology and consumer discretionary. We are avoiding areas such as the more cyclical industrials and consumer staples sectors due to limited growth potential and unattractive valuations.

Outlook

Given the notable macroeconomic cross currents mentioned earlier, we continue to expect relatively slow economic growth in both the U.S and the global economy overall. Positive growth drivers, including the resilient U.S. consumer, an improving domestic housing market and a growth recovery in China will likely face headwinds from lower government spending and higher taxes. We believe European sovereign debt risks will remain an ongoing concern and may cause occasional volatility in the markets. The eventual normalization of global monetary policy is an additional long-term risk, but with no credible inflation threat and continued challenges to employment, we expect a continuation of the current accommodative policy for quite some time.

In addition to our investment objective to seek out companies that provide growth of capital while minimizing taxable gains and income to shareholders, we continue to focus the portfolio around finding firms that can establish competitive advantages in large, growing markets and generate superior levels of profitability and growth over the long term. We believe top-line secular growth companies should be favored in today's slow-growth environment.

Performance shown at NAV does not include the effects of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Tax-Managed Equity Fund.

Ivy Tax-Managed Equity Fund

ALL DATA IS AS OF MARCH 31, 2013 (UNAUDITED)

Asset Allocation

Stocks	**95.1%**
Information Technology	22.8%
Consumer Discretionary	21.5%
Industrials	13.3%
Consumer Staples	10.1%
Health Care	9.0%
Energy	7.1%
Materials	5.5%
Financials	3.6%
Telecommunication Services	2.2%
Cash and Cash Equivalents	**4.9%**

Lipper Rankings

Category: Lipper Large-Cap Growth Funds	Rank	Percentile
1 Year	305/705	44
3 Year	454/623	73

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector
MasterCard Incorporated, Class A	Information Technology
Apple Inc.	Information Technology
Visa Inc., Class A	Information Technology
Gilead Sciences, Inc.	Health Care
Las Vegas Sands, Inc.	Consumer Discretionary
CBS Corporation, Class B	Consumer Discretionary
Monsanto Company	Materials
Google Inc., Class A	Information Technology
Philip Morris International Inc.	Consumer Staples
Schlumberger Limited	Energy

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy Tax-Managed Equity Fund

(UNAUDITED)



Ivy Tax-Managed Equity Fund, Class A Shares(1) $15,516
Russell 1000 Growth Index $19,208
Lipper Large-Cap Growth Funds Universe Average(2) $17,355
$25,000
$20,000
$15,000
$10,000
$5,000
$0
5-31 2009
3-31 2010
3-31 2011
3-31 2012
3-31 2013

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

(2)Because the Fund commenced operations on a date other than at the end of a month, and partial month calculations of the performance of the above index (including income) is not available, investment in the index was effected as of May 31, 2009.

Average Annual Total Return(3)	Class A	Class B	Class C	Class I(6)	Class Y(4)
1-year period ended 3-31-13	1.71%	3.41%	7.28%	7.70%	8.12%
5-year period ended 3-31-13	—	—	—	4.33%	—
10-year period ended 3-31-13	—	—	—	8.64%	—
Since inception of Class through 3-31-13(5)	12.02%	12.54%	13.03%	—	13.82%

(3)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I and Class Y shares are not subject to sales charges.

(4)The return shown for Class Y is hypothetical, because there were no shares or assets for the period from July 28, 2009 through October 7, 2009. Class A data has been substituted for Class Y data during that period.

(5)5-18-09 for Class A, Class B, Class C and Class Y shares (the date on which shares were first acquired by shareholders).

(6)The Class Y shares of Waddell & Reed Advisors Tax-Managed Equity Fund were reorganized as the Class I shares of Ivy Tax-Managed Equity Fund on May 18, 2009. The performance shown for periods prior to this date is that of the Class Y shares of Waddell & Reed Advisors Tax-Managed Equity Fund. Performance has not been restated to reflect the estimated annual operating expenses of the Ivy Tax-Managed Equity Fund. If those expenses were reflected, performance shown would differ.

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

Ivy Tax-Managed Equity Fund

(UNAUDITED)

Before- and After-Tax Returns[1]	1-year period ended 3-31-13	5-year period ended 3-31-13	10-year period ended 3-31-13	Since inception of Class[2] through 3-31-13
Class A				
Before Taxes	1.71%	—%	—%	12.02%
After Taxes on Distributions	1.64%	—%	—%	12.00%
After Taxes on Distributions and Sale of Fund Shares	1.10%[3]	—%	—%	9.50%
Class B				
Before Taxes	3.41%	—%	—%	12.54%
After Taxes on Distributions	3.40%	—%	—%	12.54%
After Taxes on Distributions and Sale of Fund Shares	1.95%[3]	—%	—%	9.92%
Class C				
Before Taxes	7.28%	—%	—%	13.03%
After Taxes on Distributions	7.28%	—%	—%	13.03%
After Taxes on Distributions and Sale of Fund Shares	4.12%	—%	—%	10.31%
Class I[5]				
Before Taxes	7.70%	4.33%	8.64%	—%
After Taxes on Distributions	7.60%	4.31%	8.62%	—%
After Taxes on Distributions and Sale of Fund Shares	4.57%	3.38%	7.09%	—%
Class Y[4]				
Before Taxes	8.12%	—%	—%	13.82%
After Taxes on Distributions	8.04%	—%	—%	13.80%
After Taxes on Distributions and Sale of Fund Shares	4.75%	—%	—%	10.98%
Russell 1000 Growth Index	10.09%	7.30%	8.62%	—%

(1)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class I and Class Y shares are not subject to sales charges.

(2)5-18-09 for Class A, Class B, Class C and Class Y shares (the date on which shares were first acquired by shareholders).

(3)After-tax returns may be better than before-tax returns due to an assumed tax benefit from losses on a sale of the Fund's shares at the end of the period.

(4)The return shown for Class Y is hypothetical because there were no shares or assets for the period from July 28, 2009 through October 7, 2009. Class A data has been substituted for Class Y data during that period.

(5)The Class Y shares of Waddell & Reed Advisors Tax-Managed Equity Fund were reorganized as the Class I shares of Ivy Tax-Managed Equity Fund on May 18, 2009. The performance shown for periods prior to this date is that of the Class Y shares of Waddell & Reed Advisors Tax-Managed Equity Fund. Performance has not been restated to reflect the estimated annual operating expenses of the Ivy Tax-Managed Equity Fund. If those expenses were reflected, performance shown would differ.

The table above shows average annual returns on a before-tax and after-tax basis. Returns Before Taxes shows the actual change in the value of the Fund shares over the periods shown, but does not reflect the impact of taxes on Fund distributions or the sale of Fund shares. The two after-tax returns take into account taxes that may be associated with owning Fund shares. Returns After Taxes on Distributions is the Fund's actual performance, adjusted by the effect of taxes on distributions made by the Fund during the period shown. Returns After Taxes on Distributions and Sale of Fund Shares is further adjusted to reflect the tax impact on any change in the value of Fund shares as if they had been sold on the last day of the period.

After-tax returns are calculated using the historical highest individual Federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. After-tax returns are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts, or to shares held by non-taxable entities.

Ivy Tax-Managed Equity Fund (in thousands) MARCH 31, 2013

COMMON STOCKS	Shares	Value
Aerospace & Defense – 3.1%		
Boeing Company (The)	5	$ 416
Precision Castparts Corp.	2	468
		884
Apparel, Accessories & Luxury Goods – 0.7%		
Under Armour, Inc., Class A (A)	4	201
Application Software – 1.7%		
Intuit Inc.	7	482
Asset Management & Custody Banks – 2.0%		
T. Rowe Price Group, Inc.	8	577
Automotive Retail – 1.2%		
AutoZone, Inc. (A)	1	329
Biotechnology – 3.1%		
Gilead Sciences, Inc. (A)	18	875
Brewers – 2.2%		
Anheuser-Busch InBev S.A., ADR (A)	6	629
Broadcasting – 4.6%		
CBS Corporation, Class B	18	848
Discovery Holding Company, Class A (A)	6	446
		1,294
Casinos & Gaming – 4.8%		
Las Vegas Sands, Inc.	15	871
Wynn Resorts, Limited	4	521
		1,392
Communications Equipment – 1.9%		
QUALCOMM Incorporated	8	535
Computer Hardware – 3.4%		
Apple Inc.	2	969
Construction & Farm Machinery & Heavy Trucks – 1.2%		
Caterpillar Inc.	4	348
Consumer Finance – 1.6%		
American Express Company	7	457
Data Processing & Outsourced Services – 7.0%		
MasterCard Incorporated, Class A	2	1,092
Visa Inc., Class A	5	897
		1,989
Distillers & Vintners – 0.9%		
Beam Inc.	4	265
Diversified Chemicals – 1.3%		
PPG Industries, Inc.	3	375
Fertilizers & Agricultural Chemicals – 3.0%		
Monsanto Company	8	831
Footwear – 2.3%		
NIKE, Inc., Class B	11	$ 659
Health Care Facilities – 3.7%		
HCA Holdings, Inc.	16	654
Universal Health Services, Inc., Class B	7	422
		1,076
Hotels, Resorts & Cruise Lines – 1.6%		
Starwood Hotels & Resorts Worldwide, Inc.	7	460
Hypermarkets & Super Centers – 1.3%		
Costco Wholesale Corporation	3	357
Industrial Machinery – 3.7%		
Pall Corporation	9	606
Pentair, Inc. (A)	8	437
		1,043
Internet Retail – 2.0%		
Amazon.com, Inc. (A)	2	560
Internet Software & Services – 3.3%		
Facebook, Inc., Class A (A)	8	214
Google Inc., Class A (A)	1	714
		928
IT Consulting & Other Services – 1.6%		
Cognizant Technology Solutions Corporation, Class A (A)	6	467
Managed Health Care – 0.5%		
UnitedHealth Group Incorporated	2	134
Movies & Entertainment – 1.7%		
Walt Disney Company (The)	8	474
Oil & Gas Equipment & Services – 7.2%		
Core Laboratories N.V.	4	497
Halliburton Company	10	395
National Oilwell Varco, Inc.	7	461
Schlumberger Limited	9	674
		2,027
Packaged Foods & Meats – 1.8%		
Mead Johnson Nutrition Company	7	522
Personal Products – 1.4%		
Estee Lauder Companies, Inc. (The), Class A	6	403
Pharmaceuticals – 1.7%		
Allergan, Inc.	4	436
Zoetis Inc.	1	37
		473
Railroads – 5.3%		
Canadian Pacific Railway Limited	4	$ 509
Kansas City Southern	6	633
Union Pacific Corporation	3	366
		1,508
Restaurants – 2.6%		
Starbucks Corporation	8	452
YUM! Brands, Inc.	4	283
		735
Semiconductor Equipment – 0.5%		
ASML Holding N.V., NY Registry Shares (A)	2	150
Semiconductors – 1.4%		
Altera Corporation	11	386
Specialty Chemicals – 1.2%		
Sherwin-Williams Company (The)	2	351
Systems Software – 1.8%		
Oracle Corporation	12	386
VMware, Inc., Class A (A)	2	136
		522
Tobacco – 2.5%		
Philip Morris International Inc.	7	684
Wireless Telecommunication Service – 2.2%		
Crown Castle International Corp. (A)	4	295
SBA Communications Corporation (A)	4	317
		612
TOTAL COMMON STOCKS – 95.1%		**$26,963**
(Cost: $21,351)		

SHORT-TERM SECURITIES	Principal	
Master Note – 6.0%		
Toyota Motor Credit Corporation, 0.126%, 6–28–13 (B)	$1,708	1,708
TOTAL SHORT-TERM SECURITIES – 6.0%		**$ 1,708**
(Cost: $1,708)		
TOTAL INVESTMENT SECURITIES – 101.1%		**$28,671**
(Cost: $23,059)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (1.1%)		**(323)**
NET ASSETS – 100.0%		**$28,348**

NOTES TO SCHEDULE OF INVESTMENTS

(A) No dividends were paid during the preceding 12 months.

(B) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2013. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2013. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$26,963	$ —	$ —
Short-Term Securities	—	1,708	—
Total	$26,963	$ 1,708	$ —

The following acronym is used throughout this schedule:

ADR = American Depositary Receipts

See Accompanying Notes to Financial Statements.



Matthew T. Norris

Below, Matthew T. Norris, CFA, portfolio manager of Ivy Value Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2013. He has managed the Fund since inception and has 21 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended March 31, 2013	
Ivy Value Fund (Class A shares at net asset value)	16.59%
Ivy Value Fund (Class A shares including sales charges)	9.89%
Benchmark(s) and/or Lipper Category	
Russell 1000 Value Index (generally reflects the performance of large-company value style stocks)	18.77%
Lipper Large-Cap Value Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	14.95%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.

It's been a slow go

The domestic economic environment has been resilient, although at very slow growth rates. Europe and Asia have had decelerating activity, while the U.S. has been more sideways. On the positive front, we have seen signs that both China and Europe are beginning to improve. Investors continue to rotate quickly through stocks and sectors in search of growth or in an attempt to avoid problems. This is not our style. We invest long term in what we believe are high-quality companies that are significantly undervalued on an individual company basis, with additional understanding of any macro factors which may be relevant. We also emphasize experienced management teams that can steer their firms through any environment.

Sources of strength, weakness

Before the effects of sales charges, the Fund slightly underperformed its Russell 1000 Value benchmark for the period ending March 31, 2013. Areas of weakness for the period included health care and technology. The Fund's investments in health maintenance organizations (HMOs) have not yet performed as expected. We remain invested in HMOs and believe the Fund will accrete value here over time. Technology holdings, Hewlett-Packard Company (no longer a holding of the Fund) and Freescale Semiconductor, Inc., also hurt performance during the period due. Areas of strength during the fiscal year were led by the energy sector, where the Fund's individual stock focus added notably to returns. The Fund's investments in refineries and energy transportation, primarily pipelines, were key drivers for performance, even though the overall energy sector lagged.

We continue to focuses on investing by researching one company at a time and finding names that are trading substantially below our estimate of their true value. This approach will not change due to short-term market events. An example is Marathon Petroleum. The Fund's original investment was the purchase of Marathon Corporation in May 2007. This company was a combination of energy drilling and production and a refining business. It was significantly undervalued, and management was exploring separating the two businesses to achieve a fair market valuation. The split of the company was completed at the end of June 2011. The Fund continued to hold both firms in the portfolio, but our analysis led us to believe that Marathon Petroleum was increasingly more attractive. Growing oil production in the U.S. has led to domestic oil prices being lower than global prices, and this is very beneficial to refiners. We added to the Fund's position, and the stock has more than doubled since becoming independent.

We continue to pursue a strategy of buying what we believe are inexpensive stocks and diversifying Fund picks among economic sectors to reduce long-term volatility. The focus is on high free-cash-flow yielding industrial companies and low price-to-book ratios for financial companies. Currently, we have found more ideas in the energy and health care areas and some ideas in the financial areas. The Fund is underweight consumer staples, utilities and industrials due to a lack of quality ideas. Investments in these areas can and do shift when opportunities present themselves. While technology stocks were poor performers last year, we still see value in many of these names, and feel that some of the concerns are lifting. We anticipate better performance from these names in the coming fiscal year as compared to last year.

Outlook

We believe the coming fiscal year will almost certainly hold some surprises. While the Federal Reserve has pulled back on certain stimulus measures that it implemented during the recession, it stands ready to provide more should the economy show signs of faltering. With the fiscal cliff issue addressed, Congress must now wrestle with the ever-increasing deficit. Currently things are somewhat neutral. The U.S. economy is not particularly strong, but it doesn't show signs of a slowdown either. We will have to see if the economy is strong enough to grow on its own without central bank support. Recent stronger data on jobs and credit growth are encouraging signs.

One area of concern is inflation, which we feel has a root cause in China's seemingly endless demand for commodities and raw materials. The news on inflation has been constructive lately as China's demand entered a lull, but we watch this data closely. We are also seeing better news regarding the U.S. housing market. We feel this is a very welcome sign as an increase in housing would also create associated jobs and loan demand at banks. While the economic forces listed above are clearly important factors, the management team's first approach is at the company level. We continue to seek what we believe are quality, growing companies whose stocks are trading notably below what we consider fair value. This approach has served investors well over time and we continue to believe strongly that it will in the future.

Performance shown at NAV does not include the effects of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is no guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Value stocks are stocks of companies that may have experienced adverse business or industry developments, or may be subject to special risks that have caused the stocks to be out of favor and, in the opinion of the Fund's manager, undervalued. The value of a security believed by the Fund's manager to be undervalued may never reach what the manager believes to be its full value, or such security's value may decrease. These and other risks are more fully described in the Fund's prospectus.

The Fund may use derivatives to hedge various instruments for risk management purposes or to increase investment income or gain in the Fund. These techniques involve additional risk, as the value of investments in derivatives may not correlate perfectly with the overall securities markets or with the underlying asset from which the derivative's value is derived.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged and include reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Value Fund.

Ivy Value Fund

Asset Allocation

Stocks	**94.3%**
Energy	25.1%
Financials	24.7%
Health Care	17.4%
Consumer Discretionary	10.1%
Information Technology	5.9%
Materials	3.8%
Consumer Staples	3.5%
Industrials	2.2%
Utilities	1.6%
Cash and Cash Equivalents	**5.7%**

Lipper Rankings

Category: Lipper Large-Cap Value Funds	Rank	Percentile
1 Year	106/461	23
3 Year	216/401	54
5 Year	60/348	18
10 Year	103/223	46

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector
JPMorgan Chase & Co.	Financials
Target Corporation	Consumer Discretionary
Citigroup Inc.	Financials
Capital One Financial Corporation	Financials
Aetna Inc.	Health Care
Time Warner Cable Inc.	Consumer Discretionary
Marathon Petroleum Corporation	Energy
Marathon Oil Corporation	Energy
Plains All American Pipeline, L.P.	Energy
LinnCo LLC	Energy

See your advisor or www.ivyfunds.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Ivy Value Fund

(UNAUDITED)



Ivy Value Fund, Class A Shares(1) $17,952
Russell 1000 Value Index $20,216
Lipper Large-Cap Value Funds Universe Average $18,675
$25,000
$20,000
$15,000
$10,000
$5,000
$0
7-31 2003
3-31 2004
3-31 2005
3-31 2006
3-31 2007
3-31 2008
3-31 2009
3-31 2010
3-31 2011
3-31 2012
3-31 2013

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return(2)	Class A	Class B	Class C	Class E(3)	Class I	Class R	Class Y
1-year period ended 3-31-13	9.89%	11.40%	15.77%	10.21%	17.03%	—	16.78%
5-year period ended 3-31-13	4.56%	4.21%	4.92%	5.00%	6.37%	—	6.09%
10-year period ended 3-31-13	7.74%	—	—	—	—	—	—
Since inception of Class through 3-31-13(4)	—	4.94%	5.29%	2.39%	3.52%	—	6.44%
Cumulative return since inception of class through 3-31-13(5)	—	—	—	—	—	11.61%	—

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyfunds.com for the Fund's most recent month-end performance. Class A and Class E shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class R and Class Y shares are not subject to sales charges.

(3)Class E shares are not currently available for investment.

(4)12-8-03 for Class B, Class C and Class Y shares and 4-2-07 for Class E and Class I shares (the date on which shares were first acquired by shareholders).

(5)12-19-12 for Class R shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

The Advantus Cornerstone Fund merged into the Ivy Value Fund on December 8, 2003. The performance shown for periods prior to this date is that of the Advantus Cornerstone Fund Class A shares, restated to reflect current sales charges applicable to Ivy Value Fund Class A shares. Performance has not been restated to reflect the fees and expenses applicable to the Ivy Value Fund. If these expenses were reflected, performance shown would differ.

Ivy Value Fund (in thousands) MARCH 31, 2013

COMMON STOCKS	Shares	Value
Aerospace & Defense – 0.4%		
General Dynamics Corporation	9	$ 635
Biotechnology – 2.1%		
Amgen Inc.	35	3,619
Cable & Satellite – 3.2%		
Time Warner Cable Inc.	58	5,562
Consumer Finance – 3.3%		
Capital One Financial Corporation	105	5,764
Department Stores – 1.6%		
Macy's Inc.	68	2,849
Distillers & Vintners – 0.7%		
Constellation Brands, Inc. (A)(B)	27	1,262
Diversified Chemicals – 2.3%		
Dow Chemical Company (The)	131	4,158
Drug Retail – 2.8%		
CVS Caremark Corporation	88	4,834
Fertilizers & Agricultural Chemicals – 1.5%		
Mosaic Company (B)	43	2,569
General Merchandise Stores – 3.5%		
Target Corporation	91	6,249
Health Care Distributors – 2.0%		
McKesson Corporation (A)	33	3,519
Health Care Facilities – 2.5%		
HCA Holdings, Inc.	107	4,351
Home Improvement Retail – 1.8%		
Lowe's Companies, Inc. (A)	83	3,144
Industrial Machinery – 1.8%		
Parker Hannifin Corporation	35	3,242
Investment Banking & Brokerage – 2.6%		
Goldman Sachs Group, Inc. (The)	31	4,576
Life & Health Insurance – 2.2%		
MetLife, Inc.	103	$ 3,897
Managed Health Care – 8.0%		
Aetna Inc.	109	5,593
UnitedHealth Group Incorporated	80	4,577
WellPoint, Inc.	61	4,047
		14,217
Multi-Utilities – 1.6%		
PG&E Corporation	64	2,859
Office Electronics – 2.3%		
Xerox Corporation	466	4,007
Oil & Gas Exploration & Production – 6.0%		
LinnCo LLC	135	5,272
Marathon Oil Corporation	160	5,385
		10,657
Oil & Gas Refining & Marketing – 6.0%		
Marathon Petroleum Corporation	62	5,560
Phillips 66 (A)	71	4,989
		10,549
Oil & Gas Storage & Transportation – 13.1%		
Access Midstream Partners, L.P.	125	5,034
Kinder Morgan Management, LLC (B)	42	3,646
MarkWest Energy Partners, L.P.	75	4,550
Plains All American Pipeline, L.P.	94	5,308
Regency Energy Partners LP	178	4,452
		22,990
Other Diversified Financial Services – 8.0%		
Citigroup Inc. (B)	138	6,105
JPMorgan Chase & Co.	169	7,998
		14,103
Pharmaceuticals – 2.8%		
Teva Pharmaceutical Industries Limited, ADR	125	4,956
Property & Casualty Insurance – 2.3%		
ACE Limited	45	$ 3,995
Regional Banks – 1.4%		
SunTrust Banks, Inc.	83	2,400
Reinsurance – 4.9%		
RenaissanceRe Holdings Ltd.	39	3,615
Validus Holdings, Ltd.	136	5,086
		8,701
Semiconductor Equipment – 2.0%		
Lam Research Corporation (B)	87	3,593
Systems Software – 1.6%		
Oracle Corporation	89	2,872
TOTAL COMMON STOCKS – 94.3%		**$166,129**
(Cost: $129,925)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper – 2.8%		
Abbott Laboratories, 0.120%, 4–23–13 (C)	$5,000	5,000
Master Note – 4.0%		
Toyota Motor Credit Corporation, 0.126%, 6–28–13 (D)	6,968	6,968
TOTAL SHORT-TERM SECURITIES – 6.8%		**$ 11,968**
(Cost: $11,968)		
TOTAL INVESTMENT SECURITIES – 101.1%		**$178,097**
(Cost: $141,893)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (1.1%)		**(1,985)**
NET ASSETS – 100.0%		**$176,112**

Notes to Schedule of Investments

*Not shown due to rounding.

(A)All or a portion of the security position is held in collateralized accounts to cover potential obligations with respect to outstanding written options.

(B)No dividends were paid during the preceding 12 months.

(C)Rate shown is the yield to maturity at March 31, 2013.

(D)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2013. Date shown represents the date that the variable rate resets.

Ivy Value Fund *(in thousands)* MARCH 31, 2013

The following written options were outstanding at March 31, 2013 (contracts and exercise prices unrounded):

Underlying Security	Counterparty, if OTC	Type	Number of Contracts	Expiration Month	Exercise Price	Premium Received	Market Value
Apple Inc.	N/A	Put	18	April 2013	$580.00	$132	$(247)
	N/A	Put	18	May 2013	510.00	118	(131)
	N/A	Put	13	July 2013	580.00	175	(183)
Constellation Brands, Inc.	N/A	Call	265	April 2013	50.00	24	(21)
	N/A	Put	166	July 2013	25.00	22	(2)
Lowe's Companies, Inc.	N/A	Call	20	April 2013	42.00	1	—*
McKesson Corporation	N/A	Call	76	May 2013	115.00	9	(7)
	N/A	Call	76	May 2013	120.00	2	(2)
Phillips 66	N/A	Call	60	May 2013	75.00	5	(6)
Target Corporation	N/A	Put	53	April 2013	57.50	7	—*
						$495	$(599)

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2013. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$ 166,129	$ —	$ —
Short-Term Securities	—	11,968	—
Total	$ 166,129	$ 11,968	$ —
Liabilities			
Written Options	$ 407	$ 192	$ —

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
OTC = Over the Counter

See Accompanying Notes to Financial Statements.

(In thousands, except per share amounts)	Ivy Bond Fund	Ivy Core Equity Fund	Ivy Cundill Global Value Fund	Ivy Dividend Opportunities Fund	Ivy European Opportunities Fund	Ivy Global Bond Fund	Ivy Global Equity Income Fund
ASSETS							
Investments in unaffiliated securities at market value+	$625,429	$531,167	$228,299	$329,085	$ 212,257	$290,770	$81,695
Investments at Market Value	**625,429**	**531,167**	**228,299**	**329,085**	**212,257**	**290,770**	**81,695**
Cash	4	9	930	66	1	1,666	8
Restricted cash	—	—	—	—	—	260	—
Investment securities sold receivable	4,732	1,764	349	—	2,771	100	1,224
Dividends and interest receivable	4,568	685	826	750	1,342	3,263	414
Capital shares sold receivable	1,849	6,106	345	833	118	940	640
Receivable from affiliates	4	90	2	8	—	270	103
Unrealized appreciation on forward foreign currency contracts	—	—	2,497	—	—	119	—
Variation margin receivable	31	—	—	—	—	—	—
Prepaid and other assets	62	41	36	38	33	34	59
Total Assets	**636,679**	**539,862**	**233,284**	**330,780**	**216,522**	**297,422**	**84,143**
LIABILITIES							
Investment securities purchased payable	14,388	2,333	744	3,039	3,537	7,338	3,748
Capital shares redeemed payable	1,764	727	474	603	565	595	199
Distributions payable	217	—	—	—	—	—	—
Trustees and Chief Compliance Officer fees payable	58	84	98	21	61	5	—*
Distribution and service fees payable	21	23	8	13	6	11	2
Shareholder servicing payable	163	122	139	114	115	86	17
Investment management fee payable	35	41	22	25	21	20	6
Accounting services fee payable	14	12	8	9	8	8	4
Unrealized depreciation on forward foreign currency contracts	—	—	56	—	72	3	60
Variation margin payable	13	—	—	—	—	—	—
Other liabilities	64	42	52	39	74	94	42
Total Liabilities	**16,737**	**3,384**	**1,601**	**3,863**	**4,459**	**8,160**	**4,078**
Total Net Assets	**$619,942**	**$536,478**	**$231,683**	**$326,917**	**$ 212,063**	**$289,262**	**$80,065**
NET ASSETS							
Capital paid in (shares authorized – unlimited)	$629,221	$418,595	$246,612	$255,902	$ 346,710	$284,343	$73,728
Undistributed (distributions in excess of) net investment income	—	(98)	(181)	338	80	535	446
Accumulated net realized gain (loss)	(21,898)	6,179	(50,971)	(21,313)	(183,187)	343	1,265
Net unrealized appreciation	12,619	111,802	36,223	91,990	48,460	4,041	4,626
Total Net Assets	**$619,942**	**$536,478**	**$231,683**	**$326,917**	**$ 212,063**	**$289,262**	**$80,065**
CAPITAL SHARES OUTSTANDING:							
Class A	51,826	26,338	13,344	14,290	6,533	17,018	4,985
Class B	1,019	889	433	665	142	647	116
Class C	3,635	10,405	1,491	2,280	383	4,248	354
Class E	430	351	51	216	3	N/A	N/A
Class I	527	4,587	296	844	1,472	5,740	993
Class R	23	22	18	16	10	25	22
Class Y	437	2,130	239	719	60	530	304
NET ASSET VALUE PER SHARE:							
Class A	$10.71	$12.15	$14.68	$17.20	$24.70	$10.26	$11.82
Class B	$10.71	$10.78	$13.81	$16.99	$23.16	$10.25	$11.81
Class C	$10.71	$11.03	$13.99	$17.05	$23.53	$10.25	$11.81
Class E	$10.71	$12.12	$14.78	$17.16	$24.84	N/A	N/A
Class I	$10.71	$13.15	$14.98	$17.25	$24.87	$10.25	$11.82
Class R	$10.71	$12.13	$14.68	$17.19	$24.70	$10.24	$11.82
Class Y	$10.71	$12.87	$14.86	$17.23	$24.86	$10.26	$11.82
+COST							
Investments in unaffiliated securities at cost	$612,706	$419,364	$194,459	$237,095	$ 163,657	$286,844	$77,011

Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands, except per share amounts)	Ivy Global Income Allocation Fund	Ivy High Income Fund	Ivy International Core Equity Fund	Ivy International Growth Fund	Ivy Large Cap Growth Fund	Ivy Limited-Term Bond Fund	Ivy Managed European/Pacific Fund
ASSETS							
Investments in unaffiliated securities at market value+	$375,763	$8,094,947	$1,531,472	$283,290	$1,371,444	$1,630,739	$ 286
Investments in affiliated securities at market value+	—	—	—	—	—	—	77,426
Investments at Market Value	**375,763**	**8,094,947**	**1,531,472**	**283,290**	**1,371,444**	**1,630,739**	**77,712**
Cash	10	63,619	1	1	383	1	1
Cash denominated in foreign currencies at market value+	714	2,630	2	—	—	—	—
Restricted cash	—	—	—	990	—	—	—
Investment securities sold receivable	4,487	151,956	41,989	5	10,463	—	65
Dividends and interest receivable	3,617	131,569	7,547	1,118	970	13,757	—*
Capital shares sold receivable	1,487	62,856	2,691	2,173	1,942	7,783	155
Receivable from affiliates	367	81	8	—	433	4	—
Unrealized appreciation on forward foreign currency contracts	—	7,564	—	—	—	—	—
Prepaid and other assets	52	158	52	40	42	73	28
Total Assets	**386,497**	**8,515,380**	**1,583,762**	**287,617**	**1,385,677**	**1,652,357**	**77,961**
LIABILITIES							
Investment securities purchased payable	6,623	398,688	53,656	—	4,380	11,812	—
Capital shares redeemed payable	1,826	17,857	2,008	676	2,712	6,137	114
Distributions payable	—	7,044	—	—	—	321	—
Trustees and Chief Compliance Officer fees payable	33	90	46	72	96	49	3
Distribution and service fees payable	12	288	35	8	41	62	2
Shareholder servicing payable	350	1,448	502	96	566	324	18
Investment management fee payable	29	456	141	27	104	79	1
Accounting services fee payable	33	23	22	9	23	23	2
Unrealized depreciation on forward foreign currency contracts	—	172	—	125	—	—	—
Other liabilities	149	342	233	55	61	73	29
Total Liabilities	**9,055**	**426,408**	**56,643**	**1,068**	**7,983**	**18,880**	**169**
Total Net Assets	**$377,442**	**$8,088,972**	**$1,527,119**	**$286,549**	**$1,377,694**	**$1,633,477**	**$ 77,792**
NET ASSETS							
Capital paid in (shares authorized – unlimited)	$398,236	$7,619,456	$1,457,546	$276,652	$1,063,450	$1,592,705	$ 93,966
Undistributed (distributions in excess of) net investment income	2,277	94	6,276	11	(1,011)	—	(124)
Accumulated net realized gain (loss)	(46,704)	66,536	(85,475)	(17,787)	(59,136)	9,545	(30,581)
Net unrealized appreciation	23,633	402,886	148,772	27,673	374,391	31,227	14,531
Total Net Assets	**$377,442**	**$8,088,972**	**$1,527,119**	**$286,549**	**$1,377,694**	**$1,633,477**	**$ 77,792**
CAPITAL SHARES OUTSTANDING:							
Class A	20,770	353,143	43,357	5,556	62,623	108,075	9,361
Class B	470	17,433	844	128	784	2,251	157
Class C	1,711	172,048	6,715	754	4,976	19,403	172
Class E	149	900	206	3	357	367	24
Class I	2,045	288,111	35,641	1,333	8,705	10,499	44
Class R	17	29	16	7	1,786	22	31
Class Y	365	95,776	9,218	373	7,824	5,267	85
NET ASSET VALUE PER SHARE:							
Class A	$14.79	$8.72	$15.98	$35.50	$15.87	$11.20	$7.88
Class B	$14.55	$8.72	$14.49	$31.63	$13.73	$11.20	$7.67
Class C	$14.64	$8.72	$14.51	$31.61	$14.36	$11.20	$7.71
Class E	$14.79	$8.72	$16.07	$35.53	$15.86	$11.20	$7.92
Class I	$14.90	$8.72	$16.07	$35.85	$16.31	$11.20	$7.98
Class R	$14.79	$8.72	$15.98	$35.48	$15.62	$11.20	$7.88
Class Y	$14.85	$8.72	$16.08	$35.57	$16.11	$11.20	$7.91
+COST							
Investments in unaffiliated securities at cost	$352,120	$7,699,631	$1,382,698	$255,531	$ 997,053	$1,599,512	$ 286
Investments in affiliated securities at cost	—	—	—	—	—	—	62,895
Cash denominated in foreign currencies at cost	719	2,646	2	—	—	—	—

** Not shown due to rounding.*

See Accompanying Notes to Financial Statements.

(In thousands, except per share amounts)	Ivy Managed International Opportunities Fund	Ivy Micro Cap Growth Fund	Ivy Mid Cap Growth Fund	Ivy Money Market Fund	Ivy Municipal Bond Fund	Ivy Municipal High Income Fund	Ivy Pacific Opportunities Fund
ASSETS							
Investments in unaffiliated securities at market value+	$ 424	$91,832	$3,285,106	$175,539	$169,282	$1,639,878	$663,865
Investments in affiliated securities at market value+	191,565	—	—	—	—	—	—
Investments at Market Value	**191,989**	**91,832**	**3,285,106**	**175,539**	**169,282**	**1,639,878**	**663,865**
Cash	1	2	412	501	1	—	2
Cash denominated in foreign currencies at market value+	—	—	—	—	—	—	1
Restricted cash	—	—	810	—	—	—	4,290
Investment securities sold receivable	—	1,392	17,033	—	—	—	—
Dividends and interest receivable	—*	8	1,249	513	1,785	23,776	1,245
Capital shares sold receivable	330	332	14,830	336	584	11,187	510
Receivable from affiliates	—	—	5	604	—*	15	—
Prepaid and other assets	29	43	65	31	30	154	46
Total Assets	**192,349**	**93,609**	**3,319,510**	**177,524**	**171,682**	**1,675,010**	**669,959**
LIABILITIES							
Investment securities purchased payable	55	1,698	28,898	—	—	—	—
Capital shares redeemed payable	478	147	4,775	1,241	633	3,630	1,095
Distributions payable	—	—	—	1	46	715	—
Trustees and Chief Compliance Officer fees payable	6	1	47	21	10	12	52
Overdraft due to custodian	—	—	—	—	—	23	—
Distribution and service fees payable	6	3	73	5	7	53	16
Shareholder servicing payable	35	36	735	57	25	213	287
Investment management fee payable	1	10	294	8	10	86	70
Accounting services fee payable	4	4	22	6	6	27	15
Unrealized depreciation on swap agreements	—	—	—	—	—	—	83
Written options at market value+	—	—	2,385	—	—	—	731
Other liabilities	35	25	82	28	25	75	148
Total Liabilities	**620**	**1,924**	**37,311**	**1,367**	**762**	**4,834**	**2,497**
Total Net Assets	**$191,729**	**$91,685**	**$3,282,199**	**$176,157**	**$170,920**	**$1,670,176**	**$667,462**
NET ASSETS							
Capital paid in (shares authorized – unlimited)	$204,175	$68,719	$2,740,478	$176,194	$158,674	$1,567,748	$661,421
Undistributed (distributions in excess of) net investment income	(148)	(371)	(7,070)	—	41	1,862	214
Accumulated net realized gain (loss)	(40,335)	(374)	8,053	(37)	(368)	3,912	(58,369)
Net unrealized appreciation	28,037	23,711	540,738	—	12,573	96,654	64,196
Total Net Assets	**$191,729**	**$91,685**	**$3,282,199**	**$176,157**	**$170,920**	**$1,670,176**	**$667,462**
CAPITAL SHARES OUTSTANDING:							
Class A	20,329	3,946	57,392	128,703	10,987	99,544	35,395
Class B	264	85	1,190	8,089	291	3,458	677
Class C	554	237	9,939	34,557	2,513	59,016	1,295
Class E	22	N/A	216	4,845	N/A	N/A	8
Class I	73	179	62,146	N/A	169	136,935	10,353
Class R	28	14	3,823	N/A	N/A	N/A	18
Class Y	84	27	25,008	N/A	60	6,268	325
NET ASSET VALUE PER SHARE:							
Class A	$8.98	$20.45	$20.22	$1.00	$12.19	$5.47	$13.88
Class B	$8.85	$19.86	$17.66	$1.00	$12.19	$5.47	$11.78
Class C	$8.87	$20.05	$18.44	$1.00	$12.19	$5.47	$12.23
Class E	$8.99	N/A	$19.90	$1.00	N/A	N/A	$14.04
Class I	$9.01	$20.65	$21.17	N/A	$12.19	$5.47	$14.23
Class R	$8.97	$20.45	$20.02	N/A	N/A	N/A	$13.87
Class Y	$8.97	$20.51	$20.83	N/A	$12.19	$5.47	$14.13
+COST							
Investments in unaffiliated securities at cost	$ 424	$68,121	$2,746,346	$175,539	$156,709	$1,543,224	$599,624
Investments in affiliated securities at cost	163,528	—	—	—	—	—	—
Cash denominated in foreign currencies at cost	—	—	—	—	—	—	1
Written options premiums received at cost	—	—	4,359	—	—	—	776

Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands, except per share amounts)	Ivy Small Cap Growth Fund	Ivy Small Cap Value Fund	Ivy Tax-Managed Equity Fund	Ivy Value Fund
ASSETS				
Investments in unaffiliated securities at market value+	$900,318	$271,460	$28,671	$178,097
Investments at Market Value	**900,318**	**271,460**	**28,671**	**178,097**
Cash	23	129	7	42
Investment securities sold receivable	2,656	5,802	—	—
Dividends and interest receivable	117	183	20	140
Capital shares sold receivable	2,753	725	125	721
Receivable from affiliates	7	—	—	—
Unrealized appreciation on swap agreements	557	—	—	—
Prepaid and other assets	42	48	19	44
Total Assets	**906,473**	**278,347**	**28,842**	**179,044**
LIABILITIES				
Investment securities purchased payable	2,416	6,131	435	1,497
Capital shares redeemed payable	1,493	429	27	702
Trustees and Chief Compliance Officer fees payable	146	26	—*	14
Distribution and service fees payable	37	9	1	6
Shareholder servicing payable	254	137	6	58
Investment management fee payable	84	25	2	13
Accounting services fee payable	19	8	3	6
Written options at market value+	—	—	—	599
Other liabilities	45	51	20	37
Total Liabilities	**4,494**	**6,816**	**494**	**2,932**
Total Net Assets	**$901,979**	**$271,531**	**$28,348**	**$176,112**
NET ASSETS				
Capital paid in (shares authorized – unlimited)	$621,734	$208,147	$22,926	$140,125
Undistributed (distributions in excess of) net investment income	(1,751)	2,059	(30)	1,024
Accumulated net realized gain (loss)	30,520	8,052	(160)	(1,137)
Net unrealized appreciation	251,476	53,273	5,612	36,100
Total Net Assets	**$901,979**	**$271,531**	**$28,348**	**$176,112**
CAPITAL SHARES OUTSTANDING:				
Class A	17,279	13,074	1,766	7,639
Class B	757	240	54	284
Class C	12,915	986	71	479
Class E	193	7	N/A	6
Class I	9,146	1,082	74	188
Class R	1,335	17	N/A	14
Class Y	11,756	391	43	93
NET ASSET VALUE PER SHARE:				
Class A	$16.33	$17.23	$14.13	$20.30
Class B	$13.95	$15.39	$13.87	$19.28
Class C	$14.63	$15.94	$13.85	$19.80
Class E	$16.27	$17.59	N/A	$20.36
Class I	$19.26	$18.03	$14.20	$20.36
Class R	$16.26	$17.23	N/A	$20.28
Class Y	$18.66	$17.74	$14.15	$20.33
+COST				
Investments in unaffiliated securities at cost	$649,399	$218,187	$23,059	$141,893
Written options premiums received at cost	—	—	—	495

**Not shown due to rounding.*

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Bond Fund	Ivy Core Equity Fund	Ivy Cundill Global Value Fund	Ivy Dividend Opportunities Fund	Ivy European Opportunities Fund	Ivy Global Bond Fund	Ivy Global Equity Income Fund(1)
INVESTMENT INCOME							
Dividends from unaffiliated securities	$ 85	$ 6,220	$ 4,496	$ 9,145	$ 5,362	$ 305	$1,966
Foreign dividend withholding tax	—	(36)	(326)	(35)	(630)	(12)	(124)
Interest and amortization from unaffiliated securities	19,698	20	50	27	29	11,848	4
Total Investment Income	**19,783**	**6,204**	**4,220**	**9,137**	**4,761**	**12,141**	**1,846**
EXPENSES							
Investment management fee	2,972	2,732	2,191	2,364	1,982	1,543	253
Distribution and service fees:							
Class A	1,247	565	448	637	406	403	53
Class B	112	60	71	133	42	62	10
Class C	423	990	205	399	93	407	30
Class E	11	8	2	9	—*	N/A	N/A
Class R	—*	—*	—*	—*	—*	—*	—*
Class Y	15	48	19	32	4	14	7
Shareholder servicing:							
Class A	1,034	512	922	624	840	407	62
Class B	50	26	59	46	35	25	1
Class C	80	233	62	74	37	64	1
Class E	22	19	6	26	—*	N/A	N/A
Class I	11	59	7	21	65	54	13
Class R	—*	—*	—*	—*	—*	—*	—*
Class Y	10	30	16	20	2	9	4
Registration fees	119	93	87	86	84	81	72
Custodian fees	34	14	26	10	37	22	19
Trustees and Chief Compliance Officer fees	23	19	17	12	13	8	1
Accounting services fee	161	125	93	109	94	95	28
Professional fees	39	21	27	20	27	35	5
Other	69	58	62	45	47	44	40
Total Expenses	**6,432**	**5,612**	**4,320**	**4,667**	**3,808**	**3,273**	**599**
Less:							
Expenses in excess of limit	(9)	(94)	(116)	(15)	—	(560)	(131)
Total Net Expenses	**6,423**	**5,518**	**4,204**	**4,652**	**3,808**	**2,713**	**468**
Net Investment Income	**13,360**	**686**	**16**	**4,485**	**953**	**9,428**	**1,378**
REALIZED AND UNREALIZED GAIN (LOSS)							
Net realized gain (loss) on:							
Investments in unaffiliated securities	9,234	18,411	(1,639)	20,705	6,415	1,108	1,577
Futures contracts	(842)	—	—	—	—	—	—
Written options	—	—	—	—	179	—	—
Forward foreign currency contracts	—	—	1,540	—	(18)	84	245
Foreign currency exchange transactions	—	—	(8)	—	(23)	18	15
Net change in unrealized appreciation (depreciation) on:							
Investments in unaffiliated securities	12,118	31,959	15,387	9,133	9,991	862	4,684
Futures contracts	(714)	—	—	—	—	—	—
Forward foreign currency contracts	—	—	968	—	(72)	483	(60)
Foreign currency exchange transactions	—	—*	(20)	—	(47)	(2)	2
Net Realized and Unrealized Gain	**19,796**	**50,370**	**16,228**	**29,838**	**16,425**	**2,553**	**6,463**
Net Increase in Net Assets Resulting from Operations	**$33,156**	**$51,056**	**$16,244**	**$34,323**	**$17,378**	**$11,981**	**$7,841**

**Not shown due to rounding.*

(1)Period from June 4, 2012 (commencement of operations of the Fund) to March 31, 2013.

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Global Income Allocation Fund	Ivy High Income Fund	Ivy International Core Equity Fund	Ivy International Growth Fund	Ivy Large Cap Growth Fund	Ivy Limited-Term Bond Fund	Ivy Managed European/ Pacific Fund
INVESTMENT INCOME							
Dividends from unaffiliated securities	$14,027	$ 1,623	$ 45,940	$ 5,623	$ 18,912	$ —	$ —
Dividends from affiliated securities	—	—	—	—	—	—	814
Foreign dividend withholding tax	(1,085)	—	(3,638)	(405)	(15)	—	—
Interest and amortization from unaffiliated securities	5,284	526,618	130	32	47	37,418	—*
Foreign interest withholding tax	(3)	(13)	—	(1)	—	—	—
Total Investment Income	**18,223**	**528,228**	**42,432**	**5,249**	**18,944**	**37,418**	**814**
EXPENSES							
Investment management fee	2,216	32,842	12,395	1,980	9,524	7,026	39
Distribution and service fees:							
Class A	624	6,249	1,737	353	2,393	2,827	187
Class B	67	1,225	132	31	126	266	13
Class C	201	11,979	1,003	229	736	2,352	14
Class E	5	16	7	—*	13	9	1
Class R	—*	—*	—*	—*	131	—*	—*
Class Y	13	1,595	358	32	297	164	2
Shareholder servicing:							
Class A	1,040	3,520	2,122	445	2,256	1,631	86
Class B	46	182	59	15	55	57	3
Class C	57	1,168	202	93	147	298	2
Class E	18	37	26	—*	31	9	—*
Class I	67	2,887	796	54	306	188	—*
Class R	—*	—*	—*	—*	66	—*	—*
Class Y	11	1,005	226	20	181	102	—*
Registration fees	104	331	156	85	114	171	83
Custodian fees	100	89	181	53	28	32	5
Trustees and Chief Compliance Officer fees	14	193	48	14	52	51	3
Accounting services fee	129	268	268	92	271	268	27
Professional fees	36	108	42	27	34	39	11
Other	62	471	173	33	163	127	20
Total Expenses	**4,810**	**64,165**	**19,931**	**3,556**	**16,924**	**15,617**	**496**
Less:							
Expenses in excess of limit	(491)	(104)	(16)	—	(819)	(7)	—
Total Net Expenses	**4,319**	**64,061**	**19,915**	**3,556**	**16,105**	**15,610**	**496**
Net Investment Income	**13,904**	**464,167**	**22,517**	**1,693**	**2,839**	**21,808**	**318**
REALIZED AND UNREALIZED GAIN (LOSS)							
Net realized gain (loss) on:							
Investments in unaffiliated securities	(6,002)	135,319	(55,706)	6,731	130,024	16,824	—
Investments in affiliated securities	—	—	—	—	—	—	(2,546)
Swap agreements	—	—	—	199	—	—	—
Forward foreign currency contracts	1,148	2,495	17,051	2,664	—	—	—
Foreign currency exchange transactions	(108)	(763)	(95)	(107)	—	—	—
Net change in unrealized appreciation (depreciation) on:							
Investments in unaffiliated securities	15,747	261,237	115,729	7,138	(68,591)	(5,630)	—*
Investments in affiliated securities	—	—	—	—	—	—	3,845
Swap agreements	—	—	—	36	—	—	—
Forward foreign currency contracts	(2,189)	9,097	(10,647)	(1,457)	—	—	—
Foreign currency exchange transactions	16	232	41	(87)	—	—	—
Net Realized and Unrealized Gain	**8,612**	**407,617**	**66,373**	**15,117**	**61,433**	**11,194**	**1,299**
Net Increase in Net Assets Resulting from Operations	**$22,516**	**$871,784**	**$ 88,890**	**$16,810**	**$ 64,272**	**$33,002**	**$ 1,617**

**Not shown due to rounding.*

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Managed International Opportunities Fund	Ivy Micro Cap Growth Fund	Ivy Mid Cap Growth Fund	Ivy Money Market Fund	Ivy Municipal Bond Fund	Ivy Municipal High Income Fund	Ivy Pacific Opportunities Fund
INVESTMENT INCOME							
Dividends from unaffiliated securities	$ —	$ 312	$ 19,990	$ —	$ —	$ —	$ 14,023
Dividends from affiliated securities	3,408	—	—	—	—	—	—
Foreign dividend withholding tax	—	—	(21)	—	—	—	(1,097)
Interest and amortization from unaffiliated securities	—*	6	168	675	5,782	68,488	93
Foreign interest withholding tax	—	—	—	—	—	—	(4)
Total Investment Income	**3,408**	**318**	**20,137**	**675**	**5,782**	**68,488**	**13,015**
EXPENSES							
Investment management fee	94	735	21,111	808	802	7,067	6,346
Distribution and service fees:							
Class A	448	169	2,223	—	293	1,240	1,215
Class B	24	15	184	87	36	163	87
Class C	49	40	1,510	387	303	2,783	172
Class E	—*	N/A	9	—	N/A	N/A	—*
Class R	—*	—*	309	N/A	N/A	N/A	—*
Class Y	2	2	1,095	N/A	2	79	14
Shareholder servicing:							
Class A	165	246	1,708	228	118	311	2,021
Class B	5	11	63	16	3	16	74
Class C	6	15	311	53	31	143	78
Class E	—*	N/A	27	11	N/A	N/A	—*
Class I	—*	6	1,604	N/A	2	950	212
Class R	—*	—*	161	N/A	N/A	N/A	—*
Class Y	—*	1	686	N/A	1	49	9
Registration fees	87	76	182	91	77	127	99
Custodian fees	6	8	39	12	8	26	289
Trustees and Chief Compliance Officer fees	6	2	77	8	5	42	25
Accounting services fee	45	47	271	81	69	269	175
Professional fees	13	15	40	18	23	107	51
Other	36	16	288	28	18	122	105
Total Expenses	**986**	**1,404**	**31,898**	**1,828**	**1,791**	**13,494**	**10,972**
Less:							
Expenses in excess of limit	—	—	(11)	(1,193)	—*	(229)	—
Total Net Expenses	**986**	**1,404**	**31,887**	**635**	**1,791**	**13,265**	**10,972**
Net Investment Income (Loss)	**2,422**	**(1,086)**	**(11,750)**	**40**	**3,991**	**55,223**	**2,043**
REALIZED AND UNREALIZED GAIN (LOSS)							
Net realized gain (loss) on:							
Investments in unaffiliated securities	—	2,740	14,761	2	158	4,618	(37,932)
Investments in affiliated securities	(6,654)	—	—	—	—	—	—
Written options	—	—	(3,870)	—	—	—	902
Swap agreements	—	—	—	—	—	—	1,939
Foreign currency exchange transactions	—	—	(13)	—	—	—	(281)
Net change in unrealized appreciation (depreciation) on:							
Investments in unaffiliated securities	—*	3,306	309,241	—	3,310	52,388	35,283
Investments in affiliated securities	12,794	—	—	—	—	—	—
Written options	—	—	2,045	—	—	—	13
Swap agreements	—	—	—	—	—	—	(673)
Foreign currency exchange transactions	—	—	3	—	—	—	(18)
Net Realized and Unrealized Gain (Loss)	**6,140**	**6,046**	**322,167**	**2**	**3,468**	**57,006**	**(767)**
Net Increase in Net Assets Resulting from Operations	**$ 8,562**	**$ 4,960**	**$310,417**	**$ 42**	**$7,459**	**$112,229**	**$ 1,276**

**Not shown due to rounding.*

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Small Cap Growth Fund	Ivy Small Cap Value Fund	Ivy Tax-Managed Equity Fund	Ivy Value Fund
INVESTMENT INCOME				
Dividends from unaffiliated securities	$ 4,005	$ 4,472	$ 318	$ 2,953
Foreign dividend withholding tax	—	—	(1)	(18)
Interest and amortization from unaffiliated securities	36	38	2	11
Total Investment Income	**4,041**	**4,510**	**319**	**2,946**
EXPENSES				
Investment management fee	6,563	2,135	140	915
Distribution and service fees:				
Class A	602	507	46	287
Class B	96	38	7	37
Class C	1,726	143	9	78
Class E	7	—*	N/A	—*
Class R	89	—*	N/A	—*
Class Y	496	35	2	4
Shareholder servicing:				
Class A	793	898	40	356
Class B	54	30	—*	21
Class C	380	56	1	20
Class E	24	—*	N/A	—*
Class I	208	26	1	5
Class R	47	—*	N/A	—*
Class Y	307	28	1	3
Registration fees	108	96	66	84
Custodian fees	24	13	4	9
Trustees and Chief Compliance Officer fees	37	10	1	5
Accounting services fee	208	97	17	68
Professional fees	28	24	13	23
Other	77	58	10	34
Total Expenses	**11,874**	**4,194**	**358**	**1,949**
Less:				
Expenses in excess of limit	(14)	—	(107)	—
Total Net Expenses	**11,860**	**4,194**	**251**	**1,949**
Net Investment Income (Loss)	**(7,819)**	**316**	**68**	**997**
REALIZED AND UNREALIZED GAIN (LOSS)				
Net realized gain (loss) on:				
Investments in unaffiliated securities	56,925	19,659	204	4,169
Written options	—	—	—	(25)
Swap agreements	434	—	—	—
Net change in unrealized appreciation (depreciation) on:				
Investments in unaffiliated securities	69,421	24,707	1,814	17,425
Written options	—	—	—	(80)
Swap agreements	145	—	—	—
Net Realized and Unrealized Gain	**126,925**	**44,366**	**2,018**	**21,489**
Net Increase in Net Assets Resulting from Operations	**$119,106**	**$44,682**	**$2,086**	**$22,486**

**Not shown due to rounding.*

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Bond Fund Year ended 3-31-13	Ivy Bond Fund Year ended 3-31-12	Ivy Core Equity Fund Year ended 3-31-13	Ivy Core Equity Fund Year ended 3-31-12	Ivy Cundill Global Value Fund Year ended 3-31-13	Ivy Cundill Global Value Fund Year ended 3-31-12
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ 13,360	$ 6,984	$ 686	$ (233)	$ 16	$ 297
Net realized gain (loss) on investments	8,392	7,402	18,411	(8,275)	(107)	26,341
Net change in unrealized appreciation (depreciation)	11,404	13,441	31,959	30,002	16,335	(44,049)
Net Increase (Decrease) in Net Assets Resulting from Operations	**33,156**	**27,827**	**51,056**	**21,494**	**16,244**	**(17,411)**
Distributions to Shareholders From:						
Net investment income:						
Class A	(14,721)	(12,418)	(899)	—	—	(131)
Class B	(219)	(203)	—	—	—	—
Class C	(934)	(840)	—	—	—	—
Class E	(125)	(117)	(13)	—	—	(1)
Class I	(225)	(108)	(250)	—	—	(40)
Class R	(2)	N/A	—	N/A	—	N/A
Class Y	(186)	(239)	(82)	—	—	(112)
Net realized gains:						
Class A	(3,397)	—	(1,593)	(6,156)	—	—
Class B	(76)	—	(43)	(142)	—	—
Class C	(289)	—	(792)	(3,047)	—	—
Class E	(29)	—	(26)	(83)	—	—
Class I	(59)	—	(280)	(993)	—	—
Class R	—	N/A	—	N/A	—	N/A
Class Y	(35)	—	(126)	(587)	—	—
Total Distributions to Shareholders	**(20,297)**	**(13,925)**	**(4,104)**	**(11,008)**	**—**	**(284)**
Capital Share Transactions	**104,197**	**108,996**	**140,225**	**71,255**	**(39,926)**	**(55,855)**
Net Increase (Decrease) in Net Assets	**117,056**	**122,898**	**187,177**	**81,741**	**(23,682)**	**(73,550)**
Net Assets, Beginning of Period	**502,886**	**379,988**	**349,301**	**267,560**	**255,365**	**328,915**
Net Assets, End of Period	**$619,942**	**$502,886**	**$536,478**	**$349,301**	**$231,683**	**$255,365**
Distributions in excess of net investment income	$ —	$ —	$ (98)	$ (341)	$ (181)	$ (276)

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Dividend Opportunities Fund		Ivy European Opportunities Fund		Ivy Global Bond Fund	
	Year ended 3-31-13	Year ended 3-31-12	Year ended 3-31-13	Year ended 3-31-12	Year ended 3-31-13	Year ended 3-31-12
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 4,485	$ 3,573	$ 953	$ 890	$ 9,428	$ 8,677
Net realized gain (loss) on investments	20,705	(3,514)	6,553	(14,694)	1,210	(171)
Net change in unrealized appreciation (depreciation)	9,133	(6,070)	9,872	(2,652)	1,343	(2,327)
Net Increase (Decrease) in Net Assets Resulting from Operations	**34,323**	**(6,011)**	**17,378**	**(16,456)**	**11,981**	**6,179**
Distributions to Shareholders From:						
Net investment income:						
Class A	(3,535)	(2,880)	(613)	(508)	(6,522)	(5,780)
Class B	(102)	(47)	—	—	(208)	(166)
Class C	(336)	(214)	—	—	(1,356)	(1,286)
Class E	(44)	(35)	(1)	(1)	N/A	N/A
Class I	(216)	(201)	(353)	(409)	(1,488)	(1,122)
Class R	—	N/A	—	N/A	(2)	N/A
Class Y	(177)	(190)	(14)	(10)	(223)	(400)
Net realized gains:						
Class A	—	—	—	—	(502)	(664)
Class B	—	—	—	—	(21)	(23)
Class C	—	—	—	—	(131)	(174)
Class E	—	—	—	—	N/A	N/A
Class I	—	—	—	—	(122)	(119)
Class R	—	N/A	—	N/A	—	N/A
Class Y	—	—	—	—	(17)	(44)
Total Distributions to Shareholders	**(4,410)**	**(3,567)**	**(981)**	**(928)**	**(10,592)**	**(9,778)**
Capital Share Transactions	**(53,633)**	**14,125**	**(42,521)**	**(9,505)**	**48,348**	**11,628**
Net Increase (Decrease) in Net Assets	**(23,720)**	**4,547**	**(26,124)**	**(26,889)**	**49,737**	**8,029**
Net Assets, Beginning of Period	**350,637**	**346,090**	**238,187**	**265,076**	**239,525**	**231,496**
Net Assets, End of Period	**$326,917**	**$350,637**	**$212,063**	**$238,187**	**$289,262**	**$239,525**
Undistributed net investment income	$ 338	$ 103	$ 80	$ 131	$ 535	$ 679

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Global Equity Income Fund Period from 6-4-12 to 3-31-13	Ivy Global Income Allocation Fund Year ended 3-31-13	Ivy Global Income Allocation Fund Year ended 3-31-12	Ivy High Income Fund Year ended 3-31-13	Ivy High Income Fund Year ended 3-31-12
INCREASE (DECREASE) IN NET ASSETS					
Operations:					
Net investment income	$ 1,378	$ 13,904	$ 11,298	$ 464,167	$ 217,356
Net realized gain (loss) on investments	1,837	(4,962)	4,155	137,051	39,483
Net change in unrealized appreciation (depreciation)	4,626	13,574	(14,337)	270,566	28,546
Net Increase in Net Assets Resulting from Operations	**7,841**	**22,516**	**1,116**	**871,784**	**285,385**
Distributions to Shareholders From:					
Net investment income:					
Class A	(697)	(11,802)	(9,592)	(184,587)	(99,008)
Class B	(24)	(251)	(248)	(8,113)	(4,494)
Class C	(75)	(822)	(752)	(79,917)	(38,936)
Class E	N/A	(93)	(89)	(444)	(322)
Class I	(292)	(1,571)	(2,203)	(141,954)	(52,814)
Class R	—*	(1)	N/A	(5)	N/A
Class Y	(88)	(269)	(199)	(47,042)	(21,310)
Net realized gains:					
Class A	(236)	—	—	(33,153)	(29,118)
Class B	(10)	—	—	(1,657)	(1,375)
Class C	(31)	—	—	(16,254)	(11,800)
Class E	N/A	—	—	(85)	(93)
Class I	(86)	—	—	(25,949)	(14,130)
Class R	—	—	N/A	—	N/A
Class Y	(28)	—	—	(8,547)	(6,001)
Total Distributions to Shareholders	**(1,567)**	**(14,809)**	**(13,083)**	**(547,707)**	**(279,401)**
Capital Share Transactions	**73,791**	**66,372**	**21,498**	**3,254,265**	**2,431,279**
Net Increase in Net Assets	**80,065**	**74,079**	**9,531**	**3,578,342**	**2,437,263**
Net Assets, Beginning of Period	**—**	**303,363**	**293,832**	**4,510,630**	**2,073,367**
Net Assets, End of Period	**$80,065**	**$377,442**	**$303,363**	**$8,088,972**	**$4,510,630**
Undistributed net investment income	$ 446	$ 2,277	$ 1,738	$ 94	$ —

**Not shown due to rounding.*

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy International Core Equity Fund		Ivy International Growth Fund		Ivy Large Cap Growth Fund	
	Year ended 3-31-13	Year ended 3-31-12	Year ended 3-31-13	Year ended 3-31-12	Year ended 3-31-13	Year ended 3-31-12
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ 22,517	$ 23,257	$ 1,693	$ 1,442	$ 2,839	$ (927)
Net realized gain (loss) on investments	(38,750)	(26,649)	9,487	5,875	130,024	4,635
Net change in unrealized appreciation (depreciation)	105,123	(91,339)	5,630	(5,861)	(68,591)	164,728
Net Increase (Decrease) in Net Assets Resulting from Operations	**88,890**	**(94,731)**	**16,810**	**1,456**	**64,272**	**168,436**
Distributions to Shareholders From:						
Net investment income:						
Class A	(9,435)	(11,555)	(1,339)	—	(1,907)	—
Class B	(96)	(186)	(3)	—	—	—
Class C	(932)	(1,589)	(37)	—	—	—
Class E	(41)	(49)	(1)	—	(10)	—
Class I	(9,862)	(8,073)	(635)	—	(632)	—
Class R	—	N/A	—	N/A	—	—
Class Y	(2,246)	(2,059)	(149)	—	(304)	—
Net realized gains:						
Class A	—	(9,413)	—	—	—	—
Class B	—	(242)	—	—	—	—
Class C	—	(1,814)	—	—	—	—
Class E	—	(41)	—	—	—	—
Class I	—	(5,315)	—	—	—	—
Class R	—	N/A	—	N/A	—	—
Class Y	—	(1,550)	—	—	—	—
Total Distributions to Shareholders	**(22,612)**	**(41,886)**	**(2,164)**	**—**	**(2,853)**	**—**
Capital Share Transactions	**(56,991)**	**400,092**	**57,940**	**3,487**	**(166,982)**	**366,302**
Net Increase (Decrease) in Net Assets	**9,287**	**263,475**	**72,586**	**4,943**	**(105,563)**	**534,738**
Net Assets, Beginning of Period	**1,517,832**	**1,254,357**	**213,963**	**209,020**	**1,483,257**	**948,519**
Net Assets, End of Period	**$1,527,119**	**$1,517,832**	**$286,549**	**$213,963**	**$1,377,694**	**$1,483,257**
Undistributed (distributions in excess of) net investment income	$ 6,276	$ 3,500	$ 11	$ 379	$ (1,011)	$ (1,008)

**Not shown due to rounding.*

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Limited-Term Bond Fund Year ended 3-31-13	Ivy Limited-Term Bond Fund Year ended 3-31-12	Ivy Managed European/Pacific Fund Year ended 3-31-13	Ivy Managed European/Pacific Fund Year ended 3-31-12	Ivy Managed International Opportunities Fund Year ended 3-31-13	Ivy Managed International Opportunities Fund Year ended 3-31-12
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 21,808	$ 22,745	$ 318	$ 463	$ 2,422	$ 2,918
Net realized gain (loss) on investments	16,824	9,425	(2,546)	(727)	(6,654)	(452)
Net change in unrealized appreciation (depreciation)	(5,630)	11,762	3,845	(10,824)	12,794	(17,383)
Net Increase (Decrease) in Net Assets Resulting from Operations	**33,002**	**43,932**	**1,617**	**(11,088)**	**8,562**	**(14,917)**
Distributions to Shareholders From:						
Net investment income:						
Class A	(18,490)	(19,288)	(385)	(498)	(2,517)	(2,798)
Class B	(217)	(315)	—	—*	(19)	(27)
Class C	(2,138)	(3,042)	—*	(2)	(42)	(51)
Class E	(52)	(34)	(1)	(1)	(3)	(3)
Class I	(2,280)	(1,984)	(3)	(3)	(7)	(8)
Class R	(1)	N/A	—	N/A	—	N/A
Class Y	(1,071)	(1,106)	(4)	(6)	(10)	(13)
Net realized gains:						
Class A	(3,078)	(4,380)	—	—	—	—
Class B	(72)	(117)	—	—	—	—
Class C	(615)	(1,079)	—	—	—	—
Class E	(10)	(7)	—	—	—	—
Class I	(350)	(415)	—	—	—	—
Class R	—	N/A	—	N/A	—	N/A
Class Y	(182)	(243)	—	—	—	—
Total Distributions to Shareholders	**(28,556)**	**(32,010)**	**(393)**	**(510)**	**(2,598)**	**(2,900)**
Capital Share Transactions	**158,866**	**317,744**	**(5,745)**	**615**	**(8,902)**	**14,954**
Net Increase (Decrease) in Net Assets	**163,312**	**329,666**	**(4,521)**	**(10,983)**	**(2,938)**	**(2,863)**
Net Assets, Beginning of Period	**1,470,165**	**1,140,499**	**82,313**	**93,296**	**194,667**	**197,530**
Net Assets, End of Period	**$1,633,477**	**$1,470,165**	**$77,792**	**$ 82,313**	**$191,729**	**$194,667**
Undistributed (distributions in excess of) net investment income	$ —	$ —	$ (124)	$ (49)	$ (148)	$ 14

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Micro Cap Growth Fund Year ended 3-31-13	Ivy Micro Cap Growth Fund Year ended 3-31-12	Ivy Mid Cap Growth Fund Year ended 3-31-13	Ivy Mid Cap Growth Fund Year ended 3-31-12	Ivy Money Market Fund Year ended 3-31-13	Ivy Money Market Fund Year ended 3-31-12
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ (1,086)	$ (1,318)	$ (11,750)	$ (8,461)	$ 40	$ 48
Net realized gain (loss) on investments	2,740	(1,885)	10,878	37,587	2	8
Net change in unrealized appreciation	3,306	5,185	311,289	83,047	—	—
Net Increase in Net Assets Resulting from Operations	**4,960**	**1,982**	**310,417**	**112,173**	**42**	**56**
Distributions to Shareholders From:						
Net investment income:						
Class A	—	—	—	—	(30)	(36)
Class B	—	—	—	—	(1)	(2)
Class C	—	—	—	—	(8)	(9)
Class E	N/A	N/A	—	—	(1)	(1)
Class I	—	—	—	—	N/A	N/A
Class R	—	N/A	—	—	N/A	N/A
Class Y	—	—	—	—	N/A	N/A
Net realized gains:						
Class A	—	(4,742)	(5,679)	(13,340)	—	—
Class B	—	(78)	(123)	(423)	—	—
Class C	—	(241)	(968)	(2,788)	—	—
Class E	N/A	N/A	(22)	(79)	—	—
Class I	—	(197)	(5,893)	(12,754)	N/A	N/A
Class R	—	N/A	(393)	(988)	N/A	N/A
Class Y	—	(29)	(2,452)	(8,563)	N/A	N/A
Total Distributions to Shareholders	**—**	**(5,287)**	**(15,530)**	**(38,935)**	**(40)**	**(48)**
Capital Share Transactions	**5,355**	**(3,059)**	**919,688**	**1,196,684**	**(47,762)**	**22,509**
Net Increase (Decrease) in Net Assets	**10,315**	**(6,364)**	**1,214,575**	**1,269,922**	**(47,760)**	**22,517**
Net Assets, Beginning of Period	**81,370**	**87,734**	**2,067,624**	**797,702**	**223,917**	**201,400**
Net Assets, End of Period	**$91,685**	**$81,370**	**$3,282,199**	**$2,067,624**	**$176,157**	**$223,917**
Distributions in excess of net investment income	$ (371)	$ (483)	$ (7,070)	$ (3,473)	$ —	$ —

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Municipal Bond Fund Year ended 3-31-13	Ivy Municipal Bond Fund Year ended 3-31-12	Ivy Municipal High Income Fund Year ended 3-31-13	Ivy Municipal High Income Fund Year ended 3-31-12	Ivy Pacific Opportunities Fund Year ended 3-31-13	Ivy Pacific Opportunities Fund Year ended 3-31-12
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 3,991	$ 3,641	$ 55,223	$ 29,801	$ 2,043	$ 681
Net realized gain (loss) on investments	158	(21)	4,618	15	(35,372)	12,008
Net change in unrealized appreciation (depreciation)	3,310	8,223	52,388	57,017	34,605	(122,804)
Net Increase (Decrease) in Net Assets Resulting from Operations	**7,459**	**11,843**	**112,229**	**86,833**	**1,276**	**(110,115)**
Distributions to Shareholders From:						
Net investment income:						
Class A	(3,232)	(2,825)	(19,012)	(11,527)	(3,447)	(1,988)
Class B	(73)	(74)	(497)	(272)	(3)	—
Class C	(610)	(676)	(8,585)	(4,696)	(47)	—
Class E	N/A	N/A	N/A	N/A	—	(1)
Class I	(39)	(31)	(24,756)	(12,148)	(1,567)	(1,777)
Class R	N/A	N/A	N/A	N/A	—	N/A
Class Y	(20)	(27)	(1,210)	(641)	(50)	(55)
Net realized gains:						
Class A	—	—	—	—	—	(17,464)
Class B	—	—	—	—	—	(477)
Class C	—	—	—	—	—	(887)
Class E	N/A	N/A	N/A	N/A	—	(4)
Class I	—	—	—	—	—	(4,887)
Class R	N/A	N/A	N/A	N/A	—	N/A
Class Y	—	—	—	—	—	(240)
Total Distributions to Shareholders	**(3,974)**	**(3,633)**	**(54,060)**	**(29,284)**	**(5,114)**	**(27,780)**
Capital Share Transactions	**37,100**	**35,547**	**575,845**	**625,684**	**(6,971)**	**(784)**
Net Increase (Decrease) in Net Assets	**40,585**	**43,757**	**634,014**	**683,233**	**(10,809)**	**(138,679)**
Net Assets, Beginning of Period	**130,335**	**86,578**	**1,036,162**	**352,929**	**678,271**	**816,950**
Net Assets, End of Period	**$170,920**	**$130,335**	**$1,670,176**	**$1,036,162**	**$667,462**	**$ 678,271**
Undistributed (distributions in excess of) net investment income	$ 41	$ 24	$ 1,862	$ 699	$ 214	$ (1,576)

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Small Cap Growth Fund Year ended 3-31-13	Ivy Small Cap Growth Fund Year ended 3-31-12	Ivy Small Cap Value Fund Year ended 3-31-13	Ivy Small Cap Value Fund Year ended 3-31-12	Ivy Tax-Managed Equity Fund Year ended 3-31-13	Ivy Tax-Managed Equity Fund Year ended 3-31-12
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ (7,819)	$ (9,523)	$ 316	$ (60)	$ 68	$ (43)
Net realized gain (loss) on investments	57,359	17,226	19,659	(857)	204	(315)
Net change in unrealized appreciation (depreciation)	69,566	(29,560)	24,707	(26,060)	1,814	1,882
Net Increase (Decrease) in Net Assets Resulting from Operations	**119,106**	**(21,857)**	**44,682**	**(26,977)**	**2,086**	**1,524**
Distributions to Shareholders From:						
Net investment income:						
Class A	—	—	—	(192)	(81)	—
Class B	—	—	—	—	—*	—
Class C	—	—	—	—	—	—
Class E	—	—	—	(1)	N/A	N/A
Class I	—	—	—	(58)	(6)	—
Class R	—	—	—	N/A	N/A	N/A
Class Y	—	—	—	(76)	(3)	—
Net realized gains:						
Class A	(6,368)	(8,083)	(7,227)	(19,215)	—	—
Class B	(293)	(396)	(120)	(488)	—	—
Class C	(4,938)	(6,961)	(488)	(1,628)	—	—
Class E	(73)	(89)	(4)	(10)	N/A	N/A
Class I	(3,155)	(3,379)	(639)	(840)	—	—
Class R	(478)	(561)	—	N/A	N/A	N/A
Class Y	(4,398)	(6,252)	(225)	(1,963)	—	—
Total Distributions to Shareholders	**(19,703)**	**(25,721)**	**(8,703)**	**(24,471)**	**(90)**	**—**
Capital Share Transactions	**24,546**	**44,439**	**(31,407)**	**8,395**	**7,719**	**5,369**
Net Increase (Decrease) in Net Assets	**123,949**	**(3,139)**	**4,572**	**(43,053)**	**9,715**	**6,893**
Net Assets, Beginning of Period	**778,030**	**781,169**	**266,959**	**310,012**	**18,633**	**11,740**
Net Assets, End of Period	**$901,979**	**$778,030**	**$271,531**	**$266,959**	**$28,348**	**$18,633**
Undistributed (distributions in excess of) net investment income	$ (1,751)	$ (2,593)	$ 2,059	$ 356	$ (30)	$ (12)

Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Value Fund Year ended 3-31-13	Ivy Value Fund Year ended 3-31-12
INCREASE (DECREASE) IN NET ASSETS		
Operations:		
Net investment income	$ 997	$ 742
Net realized gain (loss) on investments	4,144	(1,361)
Net change in unrealized appreciation	17,345	1,325
Net Increase in Net Assets Resulting from Operations	**22,486**	**706**
Distributions to Shareholders From:		
Net investment income:		
Class A	(941)	(697)
Class B	—	—
Class C	(23)	(8)
Class E	(1)	(1)
Class I	(29)	(53)
Class R	—	N/A
Class Y	(16)	(14)
Net realized gains:		
Class A	(22)	(1,012)
Class B	(1)	(36)
Class C	(2)	(85)
Class E	—*	(1)
Class I	—*	(34)
Class R	—	N/A
Class Y	**—***	**(11)**
Total Distributions to Shareholders	**(1,035)**	**(1,952)**
Capital Share Transactions	**32,873**	**20,988**
Net Increase in Net Assets	**54,324**	**19,742**
Net Assets, Beginning of Period	**121,788**	**102,046**
Net Assets, End of Period	**$176,112**	**$121,788**
Undistributed net investment income	$ 1,024	$ 568

Not shown due to rounding.

See Accompanying Notes to Financial Statements.

IVY BOND FUND

	Net Asset Value, Beginning of Period	Net Investment Income	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2013	$10.44	$0.26(3)	$ 0.39	$ 0.65	$(0.31)	$(0.07)	$(0.38)
Year ended 3-31-2012	10.10	0.17(3)	0.51	0.68	(0.34)	—	(0.34)
Year ended 3-31-2011	9.82	0.29(3)	0.40	0.69	(0.32)	(0.09)	(0.41)
Year ended 3-31-2010	8.76	0.33(3)	1.07	1.40	(0.34)	—	(0.34)
Year ended 3-31-2009	9.84	0.36	(1.06)	(0.70)	(0.38)	—	(0.38)
Class B Shares							
Year ended 3-31-2013	10.44	0.15(3)	0.40	0.55	(0.21)	(0.07)	(0.28)
Year ended 3-31-2012	10.10	0.06(3)	0.51	0.57	(0.23)	—	(0.23)
Year ended 3-31-2011	9.82	0.18(3)	0.40	0.58	(0.21)	(0.09)	(0.30)
Year ended 3-31-2010	8.76	0.22(3)	1.07	1.29	(0.23)	—	(0.23)
Year ended 3-31-2009	9.84	0.24	(1.06)	(0.82)	(0.26)	—	(0.26)
Class C Shares							
Year ended 3-31-2013	10.44	0.18(3)	0.40	0.58	(0.24)	(0.07)	(0.31)
Year ended 3-31-2012	10.10	0.09(3)	0.51	0.60	(0.26)	—	(0.26)
Year ended 3-31-2011	9.82	0.21(3)	0.40	0.61	(0.24)	(0.09)	(0.33)
Year ended 3-31-2010	8.76	0.28(3)	1.06	1.34	(0.28)	—	(0.28)
Year ended 3-31-2009	9.84	0.27(3)	(1.05)	(0.78)	(0.30)	—	(0.30)
Class E Shares							
Year ended 3-31-2013	10.44	0.25(3)	0.40	0.65	(0.31)	(0.07)	(0.38)
Year ended 3-31-2012	10.10	0.17(3)	0.51	0.68	(0.34)	—	(0.34)
Year ended 3-31-2011	9.82	0.28(3)	0.40	0.68	(0.31)	(0.09)	(0.40)
Year ended 3-31-2010	8.76	0.34(3)	1.07	1.41	(0.35)	—	(0.35)
Year ended 3-31-2009	9.84	0.34	(1.06)	(0.72)	(0.36)	—	(0.36)
Class I Shares							
Year ended 3-31-2013	10.44	0.29(3)	0.40	0.69	(0.35)	(0.07)	(0.42)
Year ended 3-31-2012	10.10	0.20(3)	0.51	0.71	(0.37)	—	(0.37)
Year ended 3-31-2011	9.82	0.32(3)	0.40	0.72	(0.35)	(0.09)	(0.44)
Year ended 3-31-2010	8.76	0.38(3)	1.06	1.44	(0.38)	—	(0.38)
Year ended 3-31-2009	9.84	0.39	(1.06)	(0.67)	(0.41)	—	(0.41)
Class R Shares							
Year ended 3-31-2013(4)	10.69	0.02(3)	0.08	0.10	(0.08)	—	(0.08)
Class Y Shares							
Year ended 3-31-2013	10.44	0.26(3)	0.40	0.66	(0.32)	(0.07)	(0.39)
Year ended 3-31-2012	10.10	0.18(3)	0.51	0.69	(0.35)	—	(0.35)
Year ended 3-31-2011	9.82	0.30(3)	0.40	0.70	(0.33)	(0.09)	(0.42)
Year ended 3-31-2010	8.76	0.35(3)	1.07	1.42	(0.36)	—	(0.36)
Year ended 3-31-2009	9.84	0.33(3)	(1.03)	(0.70)	(0.38)	—	(0.38)

** Not shown due to rounding.*

(1) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(2) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(3) Based on average weekly shares outstanding.

(4) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.

(5) Annualized.

(6) For the fiscal year ended March 31, 2013.

	Net Asset Value, End of Period	Total Return(1)	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver(2)	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver(2)	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2013	$10.71	6.33%	$554	1.06%	2.42%	—%	—%	269%
Year ended 3-31-2012	10.44	6.83	437	1.11	1.68	—	—	309
Year ended 3-31-2011	10.10	7.08	333	1.14	2.97	—	—	432
Year ended 3-31-2010	9.82	16.27	168	1.21	3.58	—	—	410
Year ended 3-31-2009	8.76	-7.22	98	1.25	3.89	—	—	441
Class B Shares								
Year ended 3-31-2013	10.71	5.28	11	2.05	1.41	—	—	269
Year ended 3-31-2012	10.44	5.68	10	2.19	0.61	—	—	309
Year ended 3-31-2011	10.10	5.94	9	2.22	1.87	2.23	1.86	432
Year ended 3-31-2010	9.82	14.84	6	2.41	2.36	—	—	410
Year ended 3-31-2009	8.76	-8.45	3	2.60	2.51	—	—	441
Class C Shares								
Year ended 3-31-2013	10.71	5.55	39	1.79	1.67	—	—	269
Year ended 3-31-2012	10.44	6.03	40	1.84	0.92	—	—	309
Year ended 3-31-2011	10.10	6.31	26	1.85	2.16	—	—	432
Year ended 3-31-2010	9.82	15.44	19	1.95	2.87	—	—	410
Year ended 3-31-2009	8.76	-7.99	13	2.06	2.92	—	—	441
Class E Shares								
Year ended 3-31-2013	10.71	6.25	5	1.14	2.33	1.35	2.12	269
Year ended 3-31-2012	10.44	6.79	4	1.14	1.66	1.42	1.38	309
Year ended 3-31-2011	10.10	7.01	3	1.19	2.87	1.47	2.59	432
Year ended 3-31-2010	9.82	16.30	2	1.21	3.56	1.68	3.09	410
Year ended 3-31-2009	8.76	-7.37	1	1.37	3.73	1.77	3.33	441
Class I Shares								
Year ended 3-31-2013	10.71	6.67	6	0.76	2.68	—	—	269
Year ended 3-31-2012	10.44	7.19	4	0.77	1.96	—	—	309
Year ended 3-31-2011	10.10	7.43	1	0.80	3.34	—	—	432
Year ended 3-31-2010	9.82	16.73	1	0.84	3.84	—	—	410
Year ended 3-31-2009	8.76	-6.88	—*	0.88	4.26	—	—	441
Class R Shares								
Year ended 3-31-2013(4)	10.71	0.96	—*	1.30(5)	0.82(5)	—	—	269(6)
Class Y Shares								
Year ended 3-31-2013	10.71	6.39	5	1.00	2.49	—	—	269
Year ended 3-31-2012	10.44	6.91	8	1.03	1.78	—	—	309
Year ended 3-31-2011	10.10	7.17	7	1.05	3.00	—	—	432
Year ended 3-31-2010	9.82	16.41	6	1.09	3.58	—	—	410
Year ended 3-31-2009	8.76	-7.23	1	1.19	3.61	1.21	3.59	441

See Accompanying Notes to Financial Statements.

IVY CORE EQUITY FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Distributions From Return of Capital	Total Distributions
Class A Shares								
Year ended 3-31-2013	$10.91	$ 0.04[3]	$ 1.33	$ 1.37	$(0.05)	$(0.08)	$ —	$(0.13)
Year ended 3-31-2012	10.68	0.02[3]	0.58	0.60	—	(0.37)	—	(0.37)
Year ended 3-31-2011	8.91	(0.01)[3]	1.95	1.94	—	(0.17)	—	(0.17)
Year ended 3-31-2010	6.04	0.00[3]	2.89	2.89	—	—	(0.02)	(0.02)
Year ended 3-31-2009	9.33	0.00	(3.27)	(3.27)	—	—	(0.02)	(0.02)
Class B Shares								
Year ended 3-31-2013	9.75	(0.07)[3]	1.18	1.11	—	(0.08)	—	(0.08)
Year ended 3-31-2012	9.59	(0.08)[3]	0.52	0.44	—	(0.28)	—	(0.28)
Year ended 3-31-2011	8.10	(0.10)[3]	1.76	1.66	—	(0.17)	—	(0.17)
Year ended 3-31-2010	5.54	(0.06)[3]	2.62	2.56	—	—	—	—
Year ended 3-31-2009	8.64	(0.11)	(2.98)	(3.09)	—	—	(0.01)	(0.01)
Class C Shares								
Year ended 3-31-2013	9.95	(0.04)[3]	1.20	1.16	—	(0.08)	—	(0.08)
Year ended 3-31-2012	9.77	(0.06)[3]	0.55	0.49	—	(0.31)	—	(0.31)
Year ended 3-31-2011	8.23	(0.07)[3]	1.78	1.71	—	(0.17)	—	(0.17)
Year ended 3-31-2010	5.61	(0.04)[3]	2.66	2.62	—	—	—	—
Year ended 3-31-2009	8.74	(0.06)	(3.05)	(3.11)	—	—	(0.02)	(0.02)
Class E Shares								
Year ended 3-31-2013	10.89	0.03[3]	1.32	1.35	(0.04)	(0.08)	—	(0.12)
Year ended 3-31-2012	10.67	0.01[3]	0.59	0.60	—	(0.38)	—	(0.38)
Year ended 3-31-2011	8.90	0.00[3]	1.94	1.94	—	(0.17)	—	(0.17)
Year ended 3-31-2010	6.03	0.00[3]	2.89	2.89	—	—	(0.02)	(0.02)
Year ended 3-31-2009	9.33	0.02[3]	(3.30)	(3.28)	—	—	(0.02)	(0.02)
Class I Shares								
Year ended 3-31-2013	11.78	0.08[3]	1.44	1.52	(0.07)	(0.08)	—	(0.15)
Year ended 3-31-2012	11.50	0.05[3]	0.64	0.69	—	(0.41)	—	(0.41)
Year ended 3-31-2011	9.55	0.03[3]	2.09	2.12	—	(0.17)	—	(0.17)
Year ended 3-31-2010	6.47	(0.01)[3]	3.13	3.12	—	—	(0.04)	(0.04)
Year ended 3-31-2009	9.93	0.08[3]	(3.52)	(3.44)	—	—	(0.02)	(0.02)
Class R Shares								
Year ended 3-31-2013[4]	11.15	0.00[3]	0.98	0.98	—	—	—	—
Class Y Shares								
Year ended 3-31-2013	11.54	0.06[3]	1.40	1.46	(0.05)	(0.08)	—	(0.13)
Year ended 3-31-2012	11.27	0.03[3]	0.63	0.66	—	(0.39)	—	(0.39)
Year ended 3-31-2011	9.39	0.01[3]	2.04	2.05	—	(0.17)	—	(0.17)
Year ended 3-31-2010	6.36	0.00[3]	3.06	3.06	—	—	(0.03)	(0.03)
Year ended 3-31-2009	9.80	0.06[3]	(3.48)	(3.42)	—	—	(0.02)	(0.02)

** Not shown due to rounding.*

(1) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(2) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(3) Based on average weekly shares outstanding.

(4) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.

(5) Annualized.

(6) For the fiscal year ended March 31, 2013.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[2]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[2]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2013	$12.15	12.66%	$320	1.23%	0.35%	1.26%	0.32%	60%
Year ended 3-31-2012	10.91	6.16	196	1.30	0.15	—	—	65
Year ended 3-31-2011	10.68	21.99	139	1.40	-0.10	—	—	107
Year ended 3-31-2010	8.91	47.83	97	1.44	0.19	—	—	101
Year ended 3-31-2009	6.04	-35.09	65	1.46	0.38	—	—	115
Class B Shares								
Year ended 3-31-2013	10.78	11.49	10	2.24	-0.68	—	—	60
Year ended 3-31-2012	9.75	5.05	5	2.36	-0.89	—	—	65
Year ended 3-31-2011	9.59	20.73	5	2.46	-1.19	—	—	107
Year ended 3-31-2010	8.10	46.21	5	2.51	-0.87	—	—	101
Year ended 3-31-2009	5.54	-35.75	4	2.48	-0.68	—	—	115
Class C Shares								
Year ended 3-31-2013	11.03	11.76	115	2.02	-0.43	—	—	60
Year ended 3-31-2012	9.95	5.46	99	2.08	-0.61	—	—	65
Year ended 3-31-2011	9.77	21.01	105	2.15	-0.87	—	—	107
Year ended 3-31-2010	8.23	46.70	96	2.20	-0.57	—	—	101
Year ended 3-31-2009	5.61	-35.63	75	2.21	-0.42	—	—	115
Class E Shares								
Year ended 3-31-2013	12.12	12.53	4	1.35	0.25	1.61	-0.01	60
Year ended 3-31-2012	10.89	6.13	3	1.35	0.10	1.72	-0.27	65
Year ended 3-31-2011	10.67	22.02	2	1.35	-0.05	1.92	-0.62	107
Year ended 3-31-2010	8.90	48.03	1	1.35	0.26	2.16	-0.55	101
Year ended 3-31-2009	6.03	-35.20	1	1.56	0.31	2.12	-0.25	115
Class I Shares								
Year ended 3-31-2013	13.15	13.08	60	0.91	0.69	0.93	0.67	60
Year ended 3-31-2012	11.78	6.57	28	0.94	0.47	—	—	65
Year ended 3-31-2011	11.50	22.41	5	0.99	0.33	—	—	107
Year ended 3-31-2010	9.55	48.34	3	0.99	0.55	—	—	101
Year ended 3-31-2009	6.47	-34.68	—*	0.97	1.03	—	—	115
Class R Shares								
Year ended 3-31-2013[4]	12.13	8.79	—*	1.50[5]	-0.13[5]	—	—	60[6]
Class Y Shares								
Year ended 3-31-2013	12.87	12.82	27	1.09	0.48	1.18	0.40	60
Year ended 3-31-2012	11.54	6.35	18	1.20	0.27	—	—	65
Year ended 3-31-2011	11.27	22.04	11	1.24	0.06	—	—	107
Year ended 3-31-2010	9.39	48.15	5	1.24	0.39	—	—	101
Year ended 3-31-2009	6.36	-34.94	4	1.23	0.71	—	—	115

See Accompanying Notes to Financial Statements.

IVY CUNDILL GLOBAL VALUE FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Distributions From Return of Capital	Total Distributions
Class A Shares								
Year ended 3-31-2013	$13.44	$ 0.01(3)	$ 1.23	$ 1.24	$ —	$—	$ —	$ —
Year ended 3-31-2012	14.00	0.02(3)	(0.57)	(0.55)	(0.01)	—	—	(0.01)
Year ended 3-31-2011	12.63	0.03(3)	1.34	1.37	—	—	—	—
Year ended 3-31-2010	8.55	0.04(3)	4.15	4.19	(0.08)	—	(0.03)	(0.11)
Year ended 3-31-2009	12.97	0.16	(4.55)	(4.39)	(0.03)	—*	—	(0.03)
Class B Shares								
Year ended 3-31-2013	12.78	(0.11)(3)	1.14	1.03	—	—	—	—
Year ended 3-31-2012	13.43	(0.09)(3)	(0.56)	(0.65)	—	—	—	—
Year ended 3-31-2011	12.22	(0.07)(3)	1.28	1.21	—	—	—	—
Year ended 3-31-2010	8.31	(0.04)(3)	3.99	3.95	(0.03)	—	(0.01)	(0.04)
Year ended 3-31-2009	12.68	0.01	(4.38)	(4.37)	—	—	—	—
Class C Shares								
Year ended 3-31-2013	12.88	(0.05)(3)	1.16	1.11	—	—	—	—
Year ended 3-31-2012	13.48	(0.05)(3)	(0.55)	(0.60)	—	—	—	—
Year ended 3-31-2011	12.23	(0.03)(3)	1.28	1.25	—	—	—	—
Year ended 3-31-2010	8.30	0.00(3)	3.99	3.99	(0.05)	—	(0.01)	(0.06)
Year ended 3-31-2009	12.62	0.06	(4.38)	(4.32)	—	—	—	—
Class E Shares								
Year ended 3-31-2013	13.49	0.04(3)	1.25	1.29	—	—	—	—
Year ended 3-31-2012	14.04	0.05(3)	(0.57)	(0.52)	(0.03)	—	—	(0.03)
Year ended 3-31-2011	12.64	0.06(3)	1.34	1.40	—	—	—	—
Year ended 3-31-2010	8.55	0.06(3)	4.16	4.22	(0.10)	—	(0.03)	(0.13)
Year ended 3-31-2009	12.93	0.10	(4.48)	(4.38)	—	—	—	—
Class I Shares								
Year ended 3-31-2013	13.64	0.09(3)	1.25	1.34	—	—	—	—
Year ended 3-31-2012	14.23	0.10(3)	(0.59)	(0.49)	(0.10)	—	—	(0.10)
Year ended 3-31-2011	12.76	0.11(3)	1.36	1.47	—	—	—	—
Year ended 3-31-2010	8.64	0.07(3)	4.22	4.29	(0.13)	—	(0.04)	(0.17)
Year ended 3-31-2009	13.11	0.05(3)	(4.43)	(4.38)	(0.09)	—*	—	(0.09)
Class R Shares								
Year ended 3-31-2013(4)	13.62	(0.01)(3)	1.07	1.06	—	—	—	—
Class Y Shares								
Year ended 3-31-2013	13.56	0.09(3)	1.21	1.30	—	—	—	—
Year ended 3-31-2012	14.15	0.11(3)	(0.59)	(0.48)	(0.11)	—	—	(0.11)
Year ended 3-31-2011	12.69	0.11(3)	1.35	1.46	—	—	—	—
Year ended 3-31-2010	8.58	0.07(3)	4.22	4.29	(0.14)	—	(0.04)	(0.18)
Year ended 3-31-2009	13.02	0.14(3)	(4.49)	(4.35)	(0.09)	—*	—	(0.09)

** Not shown due to rounding.*

(1) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(2) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(3) Based on average weekly shares outstanding.

(4) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.

(5) Annualized.

(6) For the fiscal year ended March 31, 2013.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[2]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[2]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2013	$14.68	9.23%	$196	1.86%	0.05%	1.91%	—%	26%
Year ended 3-31-2012	13.44	-3.93	200	1.86	0.16	—	—	38
Year ended 3-31-2011	14.00	10.85	250	1.83	0.27	—	—	46
Year ended 3-31-2010	12.63	49.03	255	1.90	0.57	1.92	0.55	35
Year ended 3-31-2009	8.55	-33.87	207	1.81	1.26	—	—	43
Class B Shares								
Year ended 3-31-2013	13.81	8.06	6	2.94	-0.92	2.99	-0.97	26
Year ended 3-31-2012	12.78	-4.84	10	2.81	-0.76	—	—	38
Year ended 3-31-2011	13.43	9.90	16	2.74	-0.61	—	—	46
Year ended 3-31-2010	12.22	47.51	20	2.81	-0.29	—	—	35
Year ended 3-31-2009	8.31	-34.46	17	2.71	0.35	—	—	43
Class C Shares								
Year ended 3-31-2013	13.99	8.62	21	2.39	-0.44	2.44	-0.49	26
Year ended 3-31-2012	12.88	-4.45	26	2.42	-0.39	—	—	38
Year ended 3-31-2011	13.48	10.22	36	2.41	-0.28	—	—	46
Year ended 3-31-2010	12.23	48.10	43	2.46	0.08	—	—	35
Year ended 3-31-2009	8.30	-34.23	40	2.42	0.72	—	—	43
Class E Shares								
Year ended 3-31-2013	14.78	9.56	1	1.59	0.28	2.35	-0.48	26
Year ended 3-31-2012	13.49	-3.66	1	1.59	0.42	2.36	-0.35	38
Year ended 3-31-2011	14.04	11.08	1	1.59	0.46	2.37	-0.32	46
Year ended 3-31-2010	12.64	49.41	—*	1.59	0.75	2.63	-0.29	35
Year ended 3-31-2009	8.55	-33.87	—*	1.93	0.98	2.72	0.19	43
Class I Shares								
Year ended 3-31-2013	14.98	9.82	4	1.24	0.70	1.29	0.65	26
Year ended 3-31-2012	13.64	-3.32	5	1.27	0.75	—	—	38
Year ended 3-31-2011	14.23	11.52	6	1.28	0.85	—	—	46
Year ended 3-31-2010	12.76	49.77	6	1.31	0.93	—	—	35
Year ended 3-31-2009	8.64	-33.46	4	1.25	1.25	—	—	43
Class R Shares								
Year ended 3-31-2013[4]	14.68	7.78	—*	1.66[5]	-0.37[5]	1.71[5]	-0.42[5]	26[6]
Class Y Shares								
Year ended 3-31-2013	14.86	9.59	4	1.47	0.74	1.63	0.58	26
Year ended 3-31-2012	13.56	-3.24	13	1.20	0.85	1.54	0.51	38
Year ended 3-31-2011	14.15	11.51	20	1.20	0.85	1.54	0.51	46
Year ended 3-31-2010	12.69	50.14	17	1.20	1.12	1.55	0.77	35
Year ended 3-31-2009	8.58	-33.44	9	1.19	1.59	1.50	1.28	43

See Accompanying Notes to Financial Statements.

IVY DIVIDEND OPPORTUNITIES FUND

	Net Asset Value, Beginning of Period	Net Investment Income	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2013	$15.70	$0.23(3)	$ 1.48	$ 1.71	$(0.21)	$—	$(0.21)
Year ended 3-31-2012	16.14	0.18(3)	(0.44)	(0.26)	(0.18)	—	(0.18)
Year ended 3-31-2011	13.61	0.13(3)	2.55	2.68	(0.15)	—	(0.15)
Year ended 3-31-2010	9.86	0.12(3)	3.74	3.86	(0.11)	—	(0.11)
Year ended 3-31-2009	16.05	0.12(3)	(6.19)	(6.07)	(0.12)	—	(0.12)
Class B Shares							
Year ended 3-31-2013	15.54	0.09(3)	1.48	1.57	(0.12)	—	(0.12)
Year ended 3-31-2012	15.98	0.04(3)	(0.43)	(0.39)	(0.05)	—	(0.05)
Year ended 3-31-2011	13.49	0.00(3)	2.52	2.52	(0.03)	—	(0.03)
Year ended 3-31-2010	9.79	0.00(3)	3.71	3.71	(0.01)	—	(0.01)
Year ended 3-31-2009	15.93	0.00	(6.14)	(6.14)	—	—	—
Class C Shares							
Year ended 3-31-2013	15.59	0.11(3)	1.49	1.60	(0.14)	—	(0.14)
Year ended 3-31-2012	16.03	0.07(3)	(0.43)	(0.36)	(0.08)	—	(0.08)
Year ended 3-31-2011	13.53	0.03(3)	2.54	2.57	(0.07)	—	(0.07)
Year ended 3-31-2010	9.81	0.04(3)	3.71	3.75	(0.03)	—	(0.03)
Year ended 3-31-2009	15.95	0.03(3)	(6.14)	(6.11)	(0.03)	—	(0.03)
Class E Shares							
Year ended 3-31-2013	15.66	0.21(3)	1.49	1.70	(0.20)	—	(0.20)
Year ended 3-31-2012	16.10	0.17(3)	(0.44)	(0.27)	(0.17)	—	(0.17)
Year ended 3-31-2011	13.58	0.13(3)	2.54	2.67	(0.15)	—	(0.15)
Year ended 3-31-2010	9.84	0.13(3)	3.73	3.86	(0.12)	—	(0.12)
Year ended 3-31-2009	16.01	0.10	(6.17)	(6.07)	(0.10)	—	(0.10)
Class I Shares							
Year ended 3-31-2013	15.73	0.28(3)	1.49	1.77	(0.25)	—	(0.25)
Year ended 3-31-2012	16.17	0.24(3)	(0.45)	(0.21)	(0.23)	—	(0.23)
Year ended 3-31-2011	13.63	0.18(3)	2.56	2.74	(0.20)	—	(0.20)
Year ended 3-31-2010	9.88	0.17(3)	3.75	3.92	(0.17)	—	(0.17)
Year ended 3-31-2009	16.07	0.08(3)	(6.10)	(6.02)	(0.17)	—	(0.17)
Class R Shares							
Year ended 3-31-2013(4)	15.79	0.01(3)	1.39	1.40	—	—	—
Class Y Shares							
Year ended 3-31-2013	15.72	0.24(3)	1.50	1.74	(0.23)	—	(0.23)
Year ended 3-31-2012	16.16	0.19(3)	(0.44)	(0.25)	(0.19)	—	(0.19)
Year ended 3-31-2011	13.63	0.15(3)	2.55	2.70	(0.17)	—	(0.17)
Year ended 3-31-2010	9.87	0.14(3)	3.75	3.89	(0.13)	—	(0.13)
Year ended 3-31-2009	16.06	0.14(3)	(6.19)	(6.05)	(0.14)	—	(0.14)

** Not shown due to rounding.*

(1) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(2) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(3) Based on average weekly shares outstanding.

(4) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.

(5) Annualized.

(6) For the fiscal year ended March 31, 2013.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[2]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[2]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2013	$17.20	11.06%	$246	1.28%	1.43%	—%	—%	45%
Year ended 3-31-2012	15.70	-1.54	261	1.29	1.21	—	—	37
Year ended 3-31-2011	16.14	19.85	252	1.33	0.94	—	—	45
Year ended 3-31-2010	13.61	39.29	182	1.40	1.02	—	—	46
Year ended 3-31-2009	9.86	-37.92	133	1.40	1.00	—	—	30
Class B Shares								
Year ended 3-31-2013	16.99	10.10	11	2.13	0.60	—	—	45
Year ended 3-31-2012	15.54	-2.35	15	2.18	0.30	—	—	37
Year ended 3-31-2011	15.98	18.69	16	2.25	0.02	—	—	45
Year ended 3-31-2010	13.49	37.88	10	2.44	-0.01	—	—	46
Year ended 3-31-2009	9.79	-38.54	9	2.43	-0.04	—	—	30
Class C Shares								
Year ended 3-31-2013	17.05	10.32	39	1.97	0.73	—	—	45
Year ended 3-31-2012	15.59	-2.23	43	2.00	0.48	—	—	37
Year ended 3-31-2011	16.03	19.07	50	2.02	0.24	—	—	45
Year ended 3-31-2010	13.53	38.30	43	2.09	0.35	—	—	46
Year ended 3-31-2009	9.81	-38.33	37	2.11	0.39	—	—	30
Class E Shares								
Year ended 3-31-2013	17.16	11.00	4	1.36	1.31	1.80	0.87	45
Year ended 3-31-2012	15.66	-1.61	3	1.37	1.14	1.92	0.59	37
Year ended 3-31-2011	16.10	19.80	3	1.37	0.89	2.03	0.23	45
Year ended 3-31-2010	13.58	39.33	2	1.37	1.06	2.35	0.08	46
Year ended 3-31-2009	9.84	-37.98	2	1.60	0.78	2.27	0.11	30
Class I Shares								
Year ended 3-31-2013	17.25	11.45	15	0.93	1.74	—	—	45
Year ended 3-31-2012	15.73	-1.18	14	0.94	1.60	—	—	37
Year ended 3-31-2011	16.17	20.32	7	0.97	1.31	—	—	45
Year ended 3-31-2010	13.63	39.80	6	0.98	1.51	—	—	46
Year ended 3-31-2009	9.88	-37.60	2	0.99	1.75	—	—	30
Class R Shares								
Year ended 3-31-2013[4]	17.19	8.93	—*	1.51[5]	0.23[5]	—	—	45[6]
Class Y Shares								
Year ended 3-31-2013	17.23	11.19	12	1.18	1.51	—	—	45
Year ended 3-31-2012	15.72	-1.43	15	1.19	1.27	—	—	37
Year ended 3-31-2011	16.16	19.99	18	1.21	1.05	—	—	45
Year ended 3-31-2010	13.63	39.58	16	1.23	1.19	—	—	46
Year ended 3-31-2009	9.87	-37.79	15	1.24	1.08	—	—	30

See Accompanying Notes to Financial Statements.

IVY EUROPEAN OPPORTUNITIES FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Distributions From Return of Capital	Total Distributions
Class A Shares								
Year ended 3-31-2013	$22.89	$ 0.07(2)	$ 1.83	$ 1.90	$(0.09)	$ —	$ —	$(0.09)
Year ended 3-31-2012	24.61	0.07(2)	(1.72)	(1.65)	(0.07)	—	—	(0.07)
Year ended 3-31-2011	21.44	(0.01)(2)	3.24	3.23	(0.06)	—	—	(0.06)
Year ended 3-31-2010	15.08	0.27(2)	6.43	6.70	(0.34)	—	—	(0.34)
Year ended 3-31-2009	34.70	1.18	(18.18)	(17.00)	(1.16)	(1.44)	(0.02)	(2.62)
Class B Shares								
Year ended 3-31-2013	21.62	(0.15)(2)	1.69	1.54	—	—	—	—
Year ended 3-31-2012	23.40	(0.13)(2)	(1.65)	(1.78)	—	—	—	—
Year ended 3-31-2011	20.53	(0.21)(2)	3.08	2.87	—*	—	—	—*
Year ended 3-31-2010	14.50	0.10(2)	6.14	6.24	(0.21)	—	—	(0.21)
Year ended 3-31-2009	33.35	1.06(2)	(17.56)	(16.50)	(0.89)	(1.44)	(0.02)	(2.35)
Class C Shares								
Year ended 3-31-2013	21.86	(0.06)(2)	1.73	1.67	—	—	—	—
Year ended 3-31-2012	23.58	(0.06)(2)	(1.66)	(1.72)	—	—	—	—
Year ended 3-31-2011	20.63	(0.14)(2)	3.11	2.97	(0.02)	—	—	(0.02)
Year ended 3-31-2010	14.55	0.18(2)	6.17	6.35	(0.27)	—	—	(0.27)
Year ended 3-31-2009	33.49	1.02	(17.54)	(16.52)	(0.96)	(1.44)	(0.02)	(2.42)
Class E Shares(3)								
Year ended 3-31-2013	23.02	0.18(2)	1.84	2.02	(0.20)	—	—	(0.20)
Year ended 3-31-2012	24.76	0.18(2)	(1.74)	(1.56)	(0.18)	—	—	(0.18)
Year ended 3-31-2011	21.48	0.09(2)	3.28	3.37	(0.09)	—	—	(0.09)
Year ended 3-31-2010	15.08	0.39(2)	6.44	6.83	(0.43)	—	—	(0.43)
Year ended 3-31-2009	34.73	1.09	(18.00)	(16.91)	(1.28)	(1.44)	(0.02)	(2.74)
Class I Shares								
Year ended 3-31-2013	23.04	0.26(2)	1.81	2.07	(0.24)	—	—	(0.24)
Year ended 3-31-2012	24.82	0.21(2)	(1.75)	(1.54)	(0.24)	—	—	(0.24)
Year ended 3-31-2011	21.51	0.12(2)	3.29	3.41	(0.10)	—	—	(0.10)
Year ended 3-31-2010	15.09	0.44(2)	6.43	6.87	(0.45)	—	—	(0.45)
Year ended 3-31-2009	34.80	0.95(2)	(17.87)	(16.92)	(1.33)	(1.44)	(0.02)	(2.79)
Class R Shares								
Year ended 3-31-2013(4)	24.16	0.00(2)	0.54	0.54	—	—	—	—
Class Y Shares								
Year ended 3-31-2013	23.04	0.15(2)	1.85	2.00	(0.18)	—	—	(0.18)
Year ended 3-31-2012	24.75	0.17(2)	(1.75)	(1.58)	(0.13)	—	—	(0.13)
Year ended 3-31-2011	21.50	0.09(2)	3.24	3.33	(0.08)	—	—	(0.08)
Year ended 3-31-2010	15.10	0.33(2)	6.48	6.81	(0.41)	—	—	(0.41)
Year ended 3-31-2009	34.75	1.20	(18.14)	(16.94)	(1.25)	(1.44)	(0.02)	(2.71)

** Not shown due to rounding.*

(1) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(2) Based on average weekly shares outstanding.

(3) Class is closed to investment.

(4) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.

(5) Annualized.

(6) For the fiscal year ended March 31, 2013.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Portfolio Turnover Rate
Class A Shares						
Year ended 3-31-2013	$24.70	8.31%	$162	1.81%	0.32%	71%
Year ended 3-31-2012	22.89	-6.67	167	1.84	0.33	49
Year ended 3-31-2011	24.61	15.07	197	1.82	-0.07	66
Year ended 3-31-2010	21.44	44.42	189	1.98	1.35	100
Year ended 3-31-2009	15.08	-49.74	136	1.84	4.03	88
Class B Shares						
Year ended 3-31-2013	23.16	7.12	3	2.89	-0.68	71
Year ended 3-31-2012	21.62	-7.61	5	2.84	-0.63	49
Year ended 3-31-2011	23.40	13.99	8	2.81	-1.01	66
Year ended 3-31-2010	20.53	43.02	9	2.96	0.47	100
Year ended 3-31-2009	14.50	-50.19	8	2.73	3.59	88
Class C Shares						
Year ended 3-31-2013	23.53	7.64	9	2.43	-0.26	71
Year ended 3-31-2012	21.86	-7.29	11	2.47	-0.26	49
Year ended 3-31-2011	23.58	14.41	15	2.46	-0.65	66
Year ended 3-31-2010	20.63	43.62	19	2.55	0.87	100
Year ended 3-31-2009	14.55	-50.07	16	2.47	3.55	88
Class E Shares[3]						
Year ended 3-31-2013	24.84	8.83	—*	1.31	0.79	71
Year ended 3-31-2012	23.02	-6.18	—*	1.32	0.80	49
Year ended 3-31-2011	24.76	15.71	—*	1.32	0.40	66
Year ended 3-31-2010	21.48	45.28	—*	1.37	1.92	100
Year ended 3-31-2009	15.08	-49.46	—*	1.36	4.14	88
Class I Shares						
Year ended 3-31-2013	24.87	8.96	37	1.18	1.13	71
Year ended 3-31-2012	23.04	-6.06	53	1.19	0.94	49
Year ended 3-31-2011	24.82	15.87	43	1.18	0.52	66
Year ended 3-31-2010	21.51	45.52	34	1.23	2.15	100
Year ended 3-31-2009	15.09	-49.39	23	1.22	4.08	88
Class R Shares						
Year ended 3-31-2013[4]	24.70	2.28	—*	1.74[5]	0.02[5]	71[6]
Class Y Shares						
Year ended 3-31-2013	24.86	8.71	1	1.42	0.66	71
Year ended 3-31-2012	23.04	-6.30	2	1.45	0.75	49
Year ended 3-31-2011	24.75	15.52	2	1.45	0.38	66
Year ended 3-31-2010	21.50	45.09	3	1.51	1.74	100
Year ended 3-31-2009	15.10	-49.52	2	1.49	4.27	88

See Accompanying Notes to Financial Statements.

IVY GLOBAL BOND FUND

	Net Asset Value, Beginning of Period	Net Investment Income	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2013	$10.20	$0.40[3]	$ 0.11	$ 0.51	$(0.42)	$(0.03)	$(0.45)
Year ended 3-31-2012	10.35	0.39[3]	(0.11)	0.28	(0.39)	(0.04)	(0.43)
Year ended 3-31-2011	10.30	0.36[3]	0.08	0.44	(0.33)	(0.06)	(0.39)
Year ended 3-31-2010	9.39	0.37[3]	0.82	1.19	(0.28)	—	(0.28)
Year ended 3-31-2009[4]	10.00	0.19[3]	(0.53)	(0.34)	(0.15)	(0.12)	(0.27)
Class B Shares							
Year ended 3-31-2013	10.19	0.32[3]	0.11	0.43	(0.34)	(0.03)	(0.37)
Year ended 3-31-2012	10.35	0.31[3]	(0.12)	0.19	(0.31)	(0.04)	(0.35)
Year ended 3-31-2011	10.29	0.28[3]	0.09	0.37	(0.25)	(0.06)	(0.31)
Year ended 3-31-2010	9.38	0.32[3]	0.80	1.12	(0.21)	—	(0.21)
Year ended 3-31-2009[4]	10.00	0.16[3]	(0.58)	(0.42)	(0.08)	(0.12)	(0.20)
Class C Shares							
Year ended 3-31-2013	10.19	0.32[3]	0.11	0.43	(0.34)	(0.03)	(0.37)
Year ended 3-31-2012	10.35	0.31[3]	(0.12)	0.19	(0.31)	(0.04)	(0.35)
Year ended 3-31-2011	10.29	0.28[3]	0.09	0.37	(0.25)	(0.06)	(0.31)
Year ended 3-31-2010	9.38	0.30[3]	0.82	1.12	(0.21)	—	(0.21)
Year ended 3-31-2009[4]	10.00	0.16[3]	(0.58)	(0.42)	(0.08)	(0.12)	(0.20)
Class I Shares							
Year ended 3-31-2013	10.19	0.42[3]	0.11	0.53	(0.44)	(0.03)	(0.47)
Year ended 3-31-2012	10.35	0.41[3]	(0.11)	0.30	(0.42)	(0.04)	(0.46)
Year ended 3-31-2011	10.30	0.39[3]	0.08	0.47	(0.36)	(0.06)	(0.42)
Year ended 3-31-2010	9.39	0.40[3]	0.82	1.22	(0.31)	—	(0.31)
Year ended 3-31-2009[4]	10.00	0.25[3]	(0.57)	(0.32)	(0.17)	(0.12)	(0.29)
Class R Shares							
Year ended 3-31-2013[7]	10.17	0.09[3]	0.04	0.13	(0.06)	—	(0.06)
Class Y Shares							
Year ended 3-31-2013	10.20	0.40[3]	0.11	0.51	(0.42)	(0.03)	(0.45)
Year ended 3-31-2012	10.36	0.39[3]	(0.12)	0.27	(0.39)	(0.04)	(0.43)
Year ended 3-31-2011	10.30	0.36[3]	0.09	0.45	(0.33)	(0.06)	(0.39)
Year ended 3-31-2010	9.39	0.37[3]	0.82	1.19	(0.28)	—	(0.28)
Year ended 3-31-2009[4]	10.00	0.23[3]	(0.57)	(0.34)	(0.15)	(0.12)	(0.27)

** Not shown due to rounding.*

(1) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(2) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(3) Based on average weekly shares outstanding.

(4) For the period from April 4, 2008 (commencement of operations of the class) through March 31, 2009.

(5) Annualized.

(6) For the fiscal year ended March 31, 2009.

(7) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.

(8) For the fiscal year ended March 31, 2013.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[2]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[2]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2013	$10.26	5.12%	$174	0.99%	3.92%	1.24%	3.67%	26%
Year ended 3-31-2012	10.20	2.74	158	0.99	3.81	1.25	3.55	26
Year ended 3-31-2011	10.35	4.34	141	0.99	3.50	1.25	3.24	26
Year ended 3-31-2010	10.30	12.84	89	0.99	3.95	1.32	3.62	19
Year ended 3-31-2009[4]	9.39	-3.35	32	1.01[5]	2.87[5]	1.56[5]	2.32[5]	18[6]
Class B Shares								
Year ended 3-31-2013	10.25	4.34	7	1.74	3.17	2.15	2.76	26
Year ended 3-31-2012	10.19	1.96	6	1.74	3.05	2.26	2.53	26
Year ended 3-31-2011	10.35	3.66	7	1.74	2.76	2.06	2.44	26
Year ended 3-31-2010	10.29	12.01	6	1.74	3.22	2.00	2.96	19
Year ended 3-31-2009[4]	9.38	-4.11	6	1.76[5]	1.85[5]	2.16[5]	1.45[5]	18[6]
Class C Shares								
Year ended 3-31-2013	10.25	4.34	44	1.74	3.18	1.90	3.02	26
Year ended 3-31-2012	10.19	1.96	41	1.74	3.06	1.93	2.87	26
Year ended 3-31-2011	10.35	3.66	44	1.74	2.76	1.92	2.58	26
Year ended 3-31-2010	10.29	12.01	33	1.74	3.20	1.97	2.97	19
Year ended 3-31-2009[4]	9.38	-4.10	13	1.74[5]	2.03[5]	2.17[5]	1.61[5]	18[6]
Class I Shares								
Year ended 3-31-2013	10.25	5.39	59	0.74	4.13	0.89	3.97	26
Year ended 3-31-2012	10.19	3.00	28	0.74	4.07	0.91	3.90	26
Year ended 3-31-2011	10.35	4.61	25	0.74	3.76	0.92	3.58	26
Year ended 3-31-2010	10.30	13.13	14	0.74	4.20	0.96	3.98	19
Year ended 3-31-2009[4]	9.39	-3.11	5	0.76[5]	2.80[5]	1.21[5]	2.35[5]	18[6]
Class R Shares								
Year ended 3-31-2013[7]	10.24	1.30	—*	1.45[5]	3.10[5]	—	—	26[8]
Class Y Shares								
Year ended 3-31-2013	10.26	5.12	5	0.99	3.94	1.14	3.78	26
Year ended 3-31-2012	10.20	2.74	7	0.99	3.78	1.16	3.61	26
Year ended 3-31-2011	10.36	4.44	15	0.99	3.51	1.17	3.33	26
Year ended 3-31-2010	10.30	12.84	14	0.99	3.96	1.22	3.73	19
Year ended 3-31-2009[4]	9.39	-3.34	8	1.01[5]	2.65[5]	1.47[5]	2.19[5]	18[6]

See Accompanying Notes to Financial Statements.

IVY GLOBAL EQUITY INCOME FUND

	Net Asset Value, Beginning of Period	Net Investment Income	Net Realized and Unrealized Gain on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Period ended 3-31-2013(3)	$10.00	$0.35(4)	$1.84	$2.19	$(0.28)	$(0.09)	$(0.37)
Class B Shares							
Period ended 3-31-2013(3)	10.00	0.27(4)	1.85	2.12	(0.22)	(0.09)	(0.31)
Class C Shares							
Period ended 3-31-2013(3)	10.00	0.27(4)	1.85	2.12	(0.22)	(0.09)	(0.31)
Class I Shares							
Period ended 3-31-2013(3)	10.00	0.37(4)	1.85	2.22	(0.31)	(0.09)	(0.40)
Class R Shares							
Period ended 3-31-2013(6)	11.28	0.11(4)	0.46	0.57	(0.03)	—	(0.03)
Class Y Shares							
Period ended 3-31-2013(3)	10.00	0.34(4)	1.86	2.20	(0.29)	(0.09)	(0.38)

** Not shown due to rounding.*

(1) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(2) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(3) For the period from June 4, 2012 (commencement of operations of the class) through March 31, 2013.

(4) Based on average weekly shares outstanding.

(5) Annualized.

(6) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[2]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[2]	Portfolio Turnover Rate
Class A Shares								
Period ended 3-31-2013[3]	$11.82	22.15%	$59	1.29%[5]	3.82%[5]	1.68%[5]	3.43%[5]	73%
Class B Shares								
Period ended 3-31-2013[3]	11.81	21.41	1	2.01[5]	2.89[5]	2.21[5]	2.69[5]	73
Class C Shares								
Period ended 3-31-2013[3]	11.81	21.46	4	1.95[5]	2.95[5]	2.15[5]	2.75[5]	73
Class I Shares								
Period ended 3-31-2013[3]	11.82	22.47	12	0.94[5]	3.95[5]	1.29[5]	3.60[5]	73
Class R Shares								
Period ended 3-31-2013[6]	11.82	5.05	—*	1.67[5]	3.36[5]	1.87[5]	3.16[5]	73
Class Y Shares								
Period ended 3-31-2013[3]	11.82	22.25	4	1.18[5]	3.70[5]	1.54[5]	3.34[5]	73

See Accompanying Notes to Financial Statements.

IVY GLOBAL INCOME ALLOCATION FUND

	Net Asset Value, Beginningof Period	Net Investment Income	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2013	$14.52	$0.62(3)	$ 0.33	$ 0.95	$(0.68)	$ —	$(0.68)
Year ended 3-31-2012	15.19	0.57(3)	(0.57)	0.00	(0.67)	—	(0.67)
Year ended 3-31-2011	13.59	0.36(3)	1.54	1.90	(0.30)	—	(0.30)
Year ended 3-31-2010	9.56	0.26(3)	3.79	4.05	(0.02)	—	(0.02)
Year ended 3-31-2009	16.36	0.33	(6.08)	(5.75)	(0.57)	(0.48)	(1.05)
Class B Shares							
Year ended 3-31-2013	14.29	0.48(3)	0.32	0.80	(0.54)	—	(0.54)
Year ended 3-31-2012	14.93	0.43(3)	(0.57)	(0.14)	(0.50)	—	(0.50)
Year ended 3-31-2011	13.40	0.23(3)	1.51	1.74	(0.21)	—	(0.21)
Year ended 3-31-2010	9.52	0.12(3)	3.76	3.88	—*	—	—*
Year ended 3-31-2009	16.31	0.16	(6.01)	(5.85)	(0.46)	(0.48)	(0.94)
Class C Shares							
Year ended 3-31-2013	14.38	0.52(3)	0.32	0.84	(0.58)	—	(0.58)
Year ended 3-31-2012	15.02	0.49(3)	(0.58)	(0.09)	(0.55)	—	(0.55)
Year ended 3-31-2011	13.46	0.28(3)	1.52	1.80	(0.24)	—	(0.24)
Year ended 3-31-2010	9.53	0.18(3)	3.77	3.95	(0.02)	—	(0.02)
Year ended 3-31-2009	16.33	0.20	(6.03)	(5.83)	(0.49)	(0.48)	(0.97)
Class E Shares							
Year ended 3-31-2013	14.52	0.62(3)	0.33	0.95	(0.68)	—	(0.68)
Year ended 3-31-2012	15.20	0.59(3)	(0.58)	0.01	(0.69)	—	(0.69)
Year ended 3-31-2011	13.59	0.38(3)	1.54	1.92	(0.31)	—	(0.31)
Year ended 3-31-2010	9.54	0.27(3)	3.80	4.07	(0.02)	—	(0.02)
Year ended 3-31-2009	16.33	0.28(3)	(6.05)	(5.77)	(0.54)	(0.48)	(1.02)
Class I Shares							
Year ended 3-31-2013	14.62	0.70(3)	0.32	1.02	(0.74)	—	(0.74)
Year ended 3-31-2012	15.31	0.64(3)	(0.58)	0.06	(0.75)	—	(0.75)
Year ended 3-31-2011	13.67	0.45(3)	1.53	1.98	(0.34)	—	(0.34)
Year ended 3-31-2010	9.57	0.33(3)	3.80	4.13	(0.03)	—	(0.03)
Year ended 3-31-2009	16.38	0.35(3)	(6.05)	(5.70)	(0.63)	(0.48)	(1.11)
Class R Shares							
Year ended 3-31-2013(4)	14.37	0.15(3)	0.32	0.47	(0.05)	—	(0.05)
Class Y Shares							
Year ended 3-31-2013	14.57	0.62(3)	0.36	0.98	(0.70)	—	(0.70)
Year ended 3-31-2012	15.25	0.59(3)	(0.57)	0.02	(0.70)	—	(0.70)
Year ended 3-31-2011	13.63	0.41(3)	1.53	1.94	(0.32)	—	(0.32)
Year ended 3-31-2010	9.57	0.28(3)	3.80	4.08	(0.02)	—	(0.02)
Year ended 3-31-2009	16.38	0.45	(6.19)	(5.74)	(0.59)	(0.48)	(1.07)

** Not shown due to rounding.*

(1) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(2) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(3) Based on average weekly shares outstanding.

(4) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.

(5) Annualized.

(6) For the fiscal year ended March 31, 2013.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[2]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[2]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2013	$14.79	6.84%	$308	1.35%	4.38%	1.51%	4.22%	109%
Year ended 3-31-2012	14.52	0.23	228	1.44	3.94	—	—	61
Year ended 3-31-2011	15.19	14.08	213	1.44	2.56	—	—	71
Year ended 3-31-2010	13.59	42.40	183	1.51	2.05	—	—	131
Year ended 3-31-2009	9.56	-36.02	128	1.46	2.45	—	—	22
Class B Shares								
Year ended 3-31-2013	14.55	5.90	7	2.31	3.48	2.54	3.25	109
Year ended 3-31-2012	14.29	-0.75	7	2.41	3.05	—	—	61
Year ended 3-31-2011	14.93	13.04	8	2.41	1.62	—	—	71
Year ended 3-31-2010	13.40	40.79	8	2.56	1.04	—	—	131
Year ended 3-31-2009	9.52	-36.62	6	2.44	1.48	—	—	22
Class C Shares								
Year ended 3-31-2013	14.64	6.13	25	2.02	3.70	2.12	3.60	109
Year ended 3-31-2012	14.38	-0.41	19	2.10	3.41	—	—	61
Year ended 3-31-2011	15.02	13.42	23	2.10	1.93	—	—	71
Year ended 3-31-2010	13.46	41.42	24	2.15	1.44	—	—	131
Year ended 3-31-2009	9.53	-36.50	20	2.13	1.76	—	—	22
Class E Shares								
Year ended 3-31-2013	14.79	6.94	2	1.33	4.42	2.03	3.72	109
Year ended 3-31-2012	14.52	0.30	2	1.33	4.07	1.90	3.50	61
Year ended 3-31-2011	15.20	14.25	2	1.33	2.65	2.05	1.93	71
Year ended 3-31-2010	13.59	42.72	1	1.33	2.19	2.35	1.17	131
Year ended 3-31-2009	9.54	-36.11	1	1.63	2.10	1.84	1.90	22
Class I Shares								
Year ended 3-31-2013	14.90	7.33	30	0.91	4.98	1.03	4.86	109
Year ended 3-31-2012	14.62	0.67	43	0.99	4.39	—	—	61
Year ended 3-31-2011	15.31	14.63	42	0.99	3.08	—	—	71
Year ended 3-31-2010	13.67	43.15	45	1.00	2.63	—	—	131
Year ended 3-31-2009	9.57	-35.72	34	0.99	2.72	—	—	22
Class R Shares								
Year ended 3-31-2013[4]	14.79	3.30	—*	1.52[5]	3.73[5]	1.53[5]	3.72[5]	109[6]
Class Y Shares								
Year ended 3-31-2013	14.85	7.08	5	1.17	4.40	1.29	4.28	109
Year ended 3-31-2012	14.57	0.38	4	1.26	4.12	—	—	61
Year ended 3-31-2011	15.25	14.33	6	1.25	2.80	—	—	71
Year ended 3-31-2010	13.63	42.69	6	1.26	2.10	—	—	131
Year ended 3-31-2009	9.57	-35.95	1	1.33	2.75	—	—	22

See Accompanying Notes to Financial Statements.

IVY HIGH INCOME FUND

	Net Asset Value, Beginning of Period	Net Investment Income	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2013	$8.30	$0.63(3)	$ 0.52	$ 1.15	$(0.63)	$(0.10)	$(0.73)
Year ended 3-31-2012	8.46	0.64(3)	0.02	0.66	(0.65)	(0.17)	(0.82)
Year ended 3-31-2011	8.32	0.69(3)	0.50	1.19	(0.69)	(0.36)	(1.05)
Year ended 3-31-2010	6.58	0.64(3)	1.93	2.57	(0.66)	(0.17)	(0.83)
Year ended 3-31-2009	8.01	0.65	(1.46)	(0.81)	(0.62)	—	(0.62)
Class B Shares							
Year ended 3-31-2013	8.30	0.57(3)	0.52	1.09	(0.57)	(0.10)	(0.67)
Year ended 3-31-2012	8.46	0.58(3)	0.02	0.60	(0.59)	(0.17)	(0.76)
Year ended 3-31-2011	8.32	0.62(3)	0.50	1.12	(0.62)	(0.36)	(0.98)
Year ended 3-31-2010	6.57	0.57(3)	1.94	2.51	(0.59)	(0.17)	(0.76)
Year ended 3-31-2009	8.01	0.59	(1.48)	(0.89)	(0.55)	—	(0.55)
Class C Shares							
Year ended 3-31-2013	8.30	0.57(3)	0.52	1.09	(0.57)	(0.10)	(0.67)
Year ended 3-31-2012	8.46	0.58(3)	0.03	0.61	(0.60)	(0.17)	(0.77)
Year ended 3-31-2011	8.32	0.63(3)	0.50	1.13	(0.63)	(0.36)	(0.99)
Year ended 3-31-2010	6.58	0.60(3)	1.92	2.52	(0.61)	(0.17)	(0.78)
Year ended 3-31-2009	8.01	0.58	(1.44)	(0.86)	(0.57)	—	(0.57)
Class E Shares							
Year ended 3-31-2013	8.30	0.59(3)	0.52	1.11	(0.59)	(0.10)	(0.69)
Year ended 3-31-2012	8.46	0.62(3)	0.01	0.63	(0.62)	(0.17)	(0.79)
Year ended 3-31-2011	8.32	0.67(3)	0.50	1.17	(0.67)	(0.36)	(1.03)
Year ended 3-31-2010	6.57	0.61(3)	1.95	2.56	(0.64)	(0.17)	(0.81)
Year ended 3-31-2009	8.00	0.63	(1.46)	(0.83)	(0.60)	—	(0.60)
Class I Shares							
Year ended 3-31-2013	8.30	0.65(3)	0.52	1.17	(0.65)	(0.10)	(0.75)
Year ended 3-31-2012	8.46	0.66(3)	0.03	0.69	(0.68)	(0.17)	(0.85)
Year ended 3-31-2011	8.32	0.72(3)	0.50	1.22	(0.72)	(0.36)	(1.08)
Year ended 3-31-2010	6.58	0.69(3)	1.91	2.60	(0.69)	(0.17)	(0.86)
Year ended 3-31-2009	8.01	0.68	(1.45)	(0.77)	(0.66)	—	(0.66)
Class R Shares							
Year ended 3-31-2013(4)	8.54	0.16(3)	0.17	0.33	(0.15)	—	(0.15)
Class Y Shares							
Year ended 3-31-2013	8.30	0.63(3)	0.52	1.15	(0.63)	(0.10)	(0.73)
Year ended 3-31-2012	8.46	0.64(3)	0.03	0.67	(0.66)	(0.17)	(0.83)
Year ended 3-31-2011	8.32	0.69(3)	0.50	1.19	(0.69)	(0.36)	(1.05)
Year ended 3-31-2010	6.58	0.66(3)	1.92	2.58	(0.67)	(0.17)	(0.84)
Year ended 3-31-2009	8.02	0.73(3)	(1.53)	(0.80)	(0.64)	—	(0.64)

** Not shown due to rounding.*

(1) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(2) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(3) Based on average weekly shares outstanding.

(4) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.

(5) Annualized.

(6) For the fiscal year ended March 31, 2013.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[2]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[2]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2013	$8.72	14.50%	$3,080	0.93%	7.42%	—%	—%	68%
Year ended 3-31-2012	8.30	8.47	1,847	1.00	7.87	—	—	80
Year ended 3-31-2011	8.46	15.21	1,027	1.08	8.22	—	—	89
Year ended 3-31-2010	8.32	40.44	649	1.13	8.24	—	—	84
Year ended 3-31-2009	6.58	-10.29	231	1.34	9.33	—	—	77
Class B Shares								
Year ended 3-31-2013	8.72	13.64	152	1.69	6.65	—	—	68
Year ended 3-31-2012	8.30	7.63	90	1.79	7.10	—	—	80
Year ended 3-31-2011	8.46	14.31	50	1.88	7.43	—	—	89
Year ended 3-31-2010	8.32	39.36	31	2.00	7.36	—	—	84
Year ended 3-31-2009	6.57	-11.37	10	2.46	8.16	—	—	77
Class C Shares								
Year ended 3-31-2013	8.72	13.71	1,501	1.64	6.70	—	—	68
Year ended 3-31-2012	8.30	7.73	850	1.70	7.16	—	—	80
Year ended 3-31-2011	8.46	14.42	416	1.77	7.52	—	—	89
Year ended 3-31-2010	8.32	39.45	249	1.83	7.50	—	—	84
Year ended 3-31-2009	6.58	-10.99	54	2.10	8.72	—	—	77
Class E Shares								
Year ended 3-31-2013	8.72	13.96	8	1.36	6.99	1.38	6.97	68
Year ended 3-31-2012	8.30	8.08	5	1.36	7.55	1.45	7.47	80
Year ended 3-31-2011	8.46	14.86	4	1.36	7.95	1.59	7.72	89
Year ended 3-31-2010	8.32	40.29	2	1.36	8.02	1.83	7.55	84
Year ended 3-31-2009	6.57	-10.52	1	1.60	9.12	1.81	8.91	77
Class I Shares								
Year ended 3-31-2013	8.72	14.77	2,513	0.70	7.64	—	—	68
Year ended 3-31-2012	8.30	8.78	1,255	0.73	8.07	—	—	80
Year ended 3-31-2011	8.46	15.56	384	0.79	8.49	—	—	89
Year ended 3-31-2010	8.32	40.89	199	0.82	8.48	—	—	84
Year ended 3-31-2009	6.58	-9.89	9	0.90	10.28	—	—	77
Class R Shares								
Year ended 3-31-2013[4]	8.72	3.94	—*	1.27[5]	6.61[5]	—	—	68[6]
Class Y Shares								
Year ended 3-31-2013	8.72	14.50	835	0.93	7.41	0.95	7.39	68
Year ended 3-31-2012	8.30	8.51	464	0.99	7.84	—	—	80
Year ended 3-31-2011	8.46	15.25	192	1.05	8.22	—	—	89
Year ended 3-31-2010	8.32	40.49	103	1.09	8.28	—	—	84
Year ended 3-31-2009	6.58	-10.23	38	1.14	9.69	—	—	77

See Accompanying Notes to Financial Statements.

IVY INTERNATIONAL CORE EQUITY FUND

	Net Asset Value, Beginning of Period	Net Investment Income	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2013	$15.26	$0.21(3)	$ 0.73	$ 0.94	$(0.22)	$ —	$(0.22)
Year ended 3-31-2012	17.14	0.27(3)	(1.66)	(1.39)	(0.27)	(0.22)	(0.49)
Year ended 3-31-2011	14.84	0.18(3)	2.27	2.45	(0.15)	—	(0.15)
Year ended 3-31-2010	9.54	0.13(3)	5.27	5.40	(0.10)	—	(0.10)
Year ended 3-31-2009	17.11	0.17	(7.22)	(7.05)	(0.19)	(0.33)	(0.52)
Class B Shares							
Year ended 3-31-2013	13.86	0.07(3)	0.66	0.73	(0.10)	—	(0.10)
Year ended 3-31-2012	15.64	0.14(3)	(1.53)	(1.39)	(0.17)	(0.22)	(0.39)
Year ended 3-31-2011	13.59	0.05(3)	2.06	2.11	(0.06)	—	(0.06)
Year ended 3-31-2010	8.77	0.02(3)	4.82	4.84	(0.02)	—	(0.02)
Year ended 3-31-2009	15.74	0.05	(6.62)	(6.57)	(0.07)	(0.33)	(0.40)
Class C Shares							
Year ended 3-31-2013	13.88	0.11(3)	0.65	0.76	(0.13)	—	(0.13)
Year ended 3-31-2012	15.65	0.17(3)	(1.53)	(1.36)	(0.19)	(0.22)	(0.41)
Year ended 3-31-2011	13.58	0.07(3)	2.08	2.15	(0.08)	—	(0.08)
Year ended 3-31-2010	8.76	0.05(3)	4.82	4.87	(0.05)	—	(0.05)
Year ended 3-31-2009	15.72	0.10	(6.63)	(6.53)	(0.10)	(0.33)	(0.43)
Class E Shares							
Year ended 3-31-2013	15.33	0.20(3)	0.75	0.95	(0.21)	—	(0.21)
Year ended 3-31-2012	17.21	0.27(3)	(1.67)	(1.40)	(0.26)	(0.22)	(0.48)
Year ended 3-31-2011	14.90	0.17(3)	2.29	2.46	(0.15)	—	(0.15)
Year ended 3-31-2010	9.59	0.16(3)	5.27	5.43	(0.12)	—	(0.12)
Year ended 3-31-2009	17.05	0.16	(7.20)	(7.04)	(0.09)	(0.33)	(0.42)
Class I Shares							
Year ended 3-31-2013	15.33	0.27(3)	0.75	1.02	(0.28)	—	(0.28)
Year ended 3-31-2012	17.22	0.32(3)	(1.66)	(1.34)	(0.33)	(0.22)	(0.55)
Year ended 3-31-2011	14.90	0.23(3)	2.30	2.53	(0.21)	—	(0.21)
Year ended 3-31-2010	9.58	0.20(3)	5.30	5.50	(0.18)	—	(0.18)
Year ended 3-31-2009	17.20	0.20	(7.23)	(7.03)	(0.26)	(0.33)	(0.59)
Class R Shares							
Year ended 3-31-2013(4)	15.40	0.04(3)	0.54	0.58	—	—	—
Class Y Shares							
Year ended 3-31-2013	15.35	0.24(3)	0.73	0.97	(0.24)	—	(0.24)
Year ended 3-31-2012	17.23	0.29(3)	(1.66)	(1.37)	(0.29)	(0.22)	(0.51)
Year ended 3-31-2011	14.92	0.20(3)	2.28	2.48	(0.17)	—	(0.17)
Year ended 3-31-2010	9.59	0.04(3)	5.43	5.47	(0.14)	—	(0.14)
Year ended 3-31-2009	17.19	0.19	(7.24)	(7.05)	(0.22)	(0.33)	(0.55)

** Not shown due to rounding.*

(1) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(2) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(3) Based on average weekly shares outstanding.

(4) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.

(5) Annualized.

(6) For the fiscal year ended March 31, 2013.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[2]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[2]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2013	$15.98	6.30%	$694	1.46%	1.43%	—%	—%	81%
Year ended 3-31-2012	15.26	-7.86	717	1.49	1.75	—	—	88
Year ended 3-31-2011	17.14	16.60	673	1.46	1.21	—	—	101
Year ended 3-31-2010	14.84	56.68	430	1.59	1.09	—	—	94
Year ended 3-31-2009	9.54	-41.28	152	1.64	1.44	—	—	108
Class B Shares								
Year ended 3-31-2013	14.49	5.37	12	2.35	0.56	—	—	81
Year ended 3-31-2012	13.86	-8.68	15	2.36	1.02	—	—	88
Year ended 3-31-2011	15.64	15.56	20	2.35	0.40	—	—	101
Year ended 3-31-2010	13.59	55.20	17	2.54	0.19	—	—	94
Year ended 3-31-2009	8.77	-41.84	8	2.55	0.59	—	—	108
Class C Shares								
Year ended 3-31-2013	14.51	5.61	98	2.10	0.81	—	—	81
Year ended 3-31-2012	13.88	-8.45	113	2.13	1.18	—	—	88
Year ended 3-31-2011	15.65	15.88	132	2.13	0.55	—	—	101
Year ended 3-31-2010	13.58	55.61	85	2.21	0.47	—	—	94
Year ended 3-31-2009	8.76	-41.64	30	2.29	0.81	—	—	108
Class E Shares								
Year ended 3-31-2013	16.07	6.27	3	1.52	1.36	2.05	0.83	81
Year ended 3-31-2012	15.33	-7.88	3	1.53	1.74	2.09	1.18	88
Year ended 3-31-2011	17.21	16.56	3	1.53	1.13	2.16	0.50	101
Year ended 3-31-2010	14.90	56.68	2	1.53	1.23	2.53	0.23	94
Year ended 3-31-2009	9.59	-41.34	1	1.87	1.22	2.74	0.35	108
Class I Shares								
Year ended 3-31-2013	16.07	6.75	572	1.05	1.80	—	—	81
Year ended 3-31-2012	15.33	-7.47	505	1.07	2.07	—	—	88
Year ended 3-31-2011	17.22	17.03	307	1.08	1.51	—	—	101
Year ended 3-31-2010	14.90	57.44	93	1.12	1.55	—	—	94
Year ended 3-31-2009	9.58	-40.98	33	1.12	1.86	—	—	108
Class R Shares								
Year ended 3-31-2013[4]	15.98	3.77	—*	1.62[5]	0.96[5]	—	—	81[6]
Class Y Shares								
Year ended 3-31-2013	16.08	6.42	148	1.31	1.62	—	—	81
Year ended 3-31-2012	15.35	-7.67	165	1.33	1.88	—	—	88
Year ended 3-31-2011	17.23	16.72	120	1.34	1.36	—	—	101
Year ended 3-31-2010	14.92	57.10	88	1.36	0.82	—	—	94
Year ended 3-31-2009	9.59	-41.12	11	1.38	1.64	—	—	108

See Accompanying Notes to Financial Statements.

IVY INTERNATIONAL GROWTH FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2013	$33.45	$ 0.27(3)	$ 2.07	$ 2.34	$(0.29)	$—	$(0.29)
Year ended 3-31-2012	33.23	0.26(3)	(0.04)	0.22	—	—	—
Year ended 3-31-2011	29.04	0.39(3)	4.42	4.81	(0.62)	—	(0.62)
Year ended 3-31-2010	19.83	0.27(3)	9.18	9.45	(0.24)	—	(0.24)
Year ended 3-31-2009	36.27	0.34	(16.52)	(16.18)	(0.26)	—	(0.26)
Class B Shares							
Year ended 3-31-2013	29.88	(0.05)(3)	1.84	1.79	(0.04)	—	(0.04)
Year ended 3-31-2012	29.99	(0.04)(3)	(0.07)	(0.11)	—	—	—
Year ended 3-31-2011	26.32	0.08(3)	3.99	4.07	(0.40)	—	(0.40)
Year ended 3-31-2010	18.06	0.02(3)	8.29	8.31	(0.05)	—	(0.05)
Year ended 3-31-2009	33.04	0.03(3)	(14.98)	(14.95)	(0.03)	—	(0.03)
Class C Shares							
Year ended 3-31-2013	29.85	(0.02)(3)	1.83	1.81	(0.05)	—	(0.05)
Year ended 3-31-2012	29.93	(0.02)(3)	(0.06)	(0.08)	—	—	—
Year ended 3-31-2011	26.27	0.10(3)	3.97	4.07	(0.41)	—	(0.41)
Year ended 3-31-2010	18.02	0.01(3)	8.30	8.31	(0.06)	—	(0.06)
Year ended 3-31-2009	32.97	0.05(3)	(14.94)	(14.89)	(0.06)	—	(0.06)
Class E Shares(4)							
Year ended 3-31-2013	33.52	0.35(3)	2.07	2.42	(0.41)	—	(0.41)
Year ended 3-31-2012	33.22	0.33(3)	(0.03)	0.30	—	—	—
Year ended 3-31-2011	29.04	0.45(3)	4.42	4.87	(0.69)	—	(0.69)
Year ended 3-31-2010	19.83	0.35(3)	9.18	9.53	(0.32)	—	(0.32)
Year ended 3-31-2009	36.28	0.37	(16.50)	(16.13)	(0.32)	—	(0.32)
Class I Shares							
Year ended 3-31-2013	33.84	0.33(3)	2.16	2.49	(0.48)	—	(0.48)
Year ended 3-31-2012	33.50	0.37(3)	(0.03)	0.34	—	—	—
Year ended 3-31-2011	29.26	0.69(3)	4.28	4.97	(0.73)	—	(0.73)
Year ended 3-31-2010	19.98	0.28(3)	9.35	9.63	(0.35)	—	(0.35)
Year ended 3-31-2009	36.57	0.38	(16.60)	(16.22)	(0.37)	—	(0.37)
Class R Shares							
Year ended 3-31-2013(5)	34.77	0.01(3)	0.70	0.71	—	—	—
Class Y Shares							
Year ended 3-31-2013	33.54	0.27(3)	2.10	2.37	(0.34)	—	(0.34)
Year ended 3-31-2012	33.28	0.29(3)	(0.03)	0.26	—	—	—
Year ended 3-31-2011	29.06	0.58(3)	4.31	4.89	(0.67)	—	(0.67)
Year ended 3-31-2010	19.86	0.28(3)	9.23	9.51	(0.31)	—	(0.31)
Year ended 3-31-2009	36.27	0.35	(16.49)	(16.14)	(0.27)	—	(0.27)

** Not shown due to rounding.*

(1) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(2) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(3) Based on average weekly shares outstanding.

(4) Class is closed to investment.

(5) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.

(6) Annualized.

(7) For the fiscal year ended March 31, 2013.

	Net Asset Value, End of Period	Total Return[(1)]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[(2)]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[(2)]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2013	$35.50	7.04%	$198	1.48%	0.80%	—%	—%	40%
Year ended 3-31-2012	33.45	0.66	151	1.52	0.81	—	—	49
Year ended 3-31-2011	33.23	16.67	142	1.62	1.28	—	—	74
Year ended 3-31-2010	29.04	47.70	120	1.61	1.04	—	—	80
Year ended 3-31-2009	19.83	-44.65	83	1.57	1.09	—	—	93
Class B Shares								
Year ended 3-31-2013	31.63	5.95	4	2.47	-0.16	—	—	40
Year ended 3-31-2012	29.88	-0.34	3	2.55	-0.16	—	—	49
Year ended 3-31-2011	29.99	15.53	4	2.61	0.29	—	—	74
Year ended 3-31-2010	26.32	46.03	4	2.69	0.06	—	—	80
Year ended 3-31-2009	18.06	-45.25	4	2.62	0.11	—	—	93
Class C Shares								
Year ended 3-31-2013	31.61	6.03	24	2.39	-0.07	—	—	40
Year ended 3-31-2012	29.85	-0.24	25	2.46	-0.09	—	—	49
Year ended 3-31-2011	29.93	15.55	31	2.59	0.31	—	—	74
Year ended 3-31-2010	26.27	46.15	31	2.62	0.07	—	—	80
Year ended 3-31-2009	18.02	-45.19	24	2.54	0.16	—	—	93
Class E Shares[(4)]								
Year ended 3-31-2013	35.53	7.27	—*	1.25	1.04	—	—	40
Year ended 3-31-2012	33.52	0.90	—*	1.29	1.04	—	—	49
Year ended 3-31-2011	33.22	16.88	—*	1.40	1.49	—	—	74
Year ended 3-31-2010	29.04	48.11	—*	1.32	1.31	—	—	80
Year ended 3-31-2009	19.83	-44.52	—*	1.34	1.31	—	—	93
Class I Shares								
Year ended 3-31-2013	35.85	7.38	48	1.13	0.96	—	—	40
Year ended 3-31-2012	33.84	1.05	24	1.17	1.14	—	—	49
Year ended 3-31-2011	33.50	17.09	23	1.25	1.85	—	—	74
Year ended 3-31-2010	29.26	48.28	36	1.18	1.22	—	—	80
Year ended 3-31-2009	19.98	-44.42	15	1.18	1.37	—	—	93
Class R Shares								
Year ended 3-31-2013[(5)]	35.48	2.04	—*	1.70[(6)]	0.15[(6)]	—	—	40[(7)]
Class Y Shares								
Year ended 3-31-2013	35.57	7.14	13	1.39	0.81	—	—	40
Year ended 3-31-2012	33.54	0.78	11	1.40	0.93	1.42	0.91	49
Year ended 3-31-2011	33.28	16.93	9	1.42	1.62	1.58	1.46	74
Year ended 3-31-2010	29.06	47.95	3	1.42	1.16	1.48	1.10	80
Year ended 3-31-2009	19.86	-44.55	2	1.43	1.21	1.50	1.14	93

See Accompanying Notes to Financial Statements.

IVY LARGE CAP GROWTH FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2013	$15.14	$ 0.03[3]	$ 0.73	$ 0.76	$(0.03)	$—	$(0.03)
Year ended 3-31-2012	13.61	(0.01)[3]	1.54	1.53	—	—	—
Year ended 3-31-2011	11.85	0.00[3]	1.77	1.77	(0.01)	—	(0.01)
Year ended 3-31-2010	8.71	0.04[3]	3.15	3.19	(0.05)	—	(0.05)
Year ended 3-31-2009	13.17	0.04[3]	(4.49)	(4.45)	(0.01)	—	(0.01)
Class B Shares							
Year ended 3-31-2013	13.20	(0.10)[3]	0.63	0.53	—	—	—
Year ended 3-31-2012	11.99	(0.13)[3]	1.34	1.21	—	—	—
Year ended 3-31-2011	10.55	(0.13)[3]	1.57	1.44	—	—	—
Year ended 3-31-2010	7.82	(0.09)[3]	2.82	2.73	—	—	—
Year ended 3-31-2009	11.98	(0.10)[3]	(4.06)	(4.16)	—	—	—
Class C Shares							
Year ended 3-31-2013	13.78	(0.08)[3]	0.66	0.58	—	—	—
Year ended 3-31-2012	12.49	(0.11)[3]	1.40	1.29	—	—	—
Year ended 3-31-2011	10.95	(0.09)[3]	1.63	1.54	—	—	—
Year ended 3-31-2010	8.09	(0.05)[3]	2.91	2.86	—	—	—
Year ended 3-31-2009	12.33	(0.05)[3]	(4.19)	(4.24)	—	—	—
Class E Shares							
Year ended 3-31-2013	15.13	0.03[3]	0.73	0.76	(0.03)	—	(0.03)
Year ended 3-31-2012	13.60	(0.01)[3]	1.54	1.53	—	—	—
Year ended 3-31-2011	11.84	(0.01)[3]	1.78	1.77	(0.01)	—	(0.01)
Year ended 3-31-2010	8.70	0.03[3]	3.16	3.19	(0.05)	—	(0.05)
Year ended 3-31-2009	13.16	0.04[3]	(4.49)	(4.45)	(0.01)	—	(0.01)
Class I Shares							
Year ended 3-31-2013	15.54	0.07[3]	0.76	0.83	(0.06)	—	(0.06)
Year ended 3-31-2012	13.93	0.02[3]	1.59	1.61	—	—	—
Year ended 3-31-2011	12.12	0.03[3]	1.81	1.84	(0.03)	—	(0.03)
Year ended 3-31-2010	8.91	0.06[3]	3.22	3.28	(0.07)	—	(0.07)
Year ended 3-31-2009	13.46	0.06[3]	(4.58)	(4.52)	(0.03)	—	(0.03)
Class R Shares							
Year ended 3-31-2013	14.92	(0.02)[3]	0.72	0.70	—	—	—
Year ended 3-31-2012	13.46	(0.05)[3]	1.51	1.46	—	—	—
Year ended 3-31-2011	11.74	(0.03)[3]	1.75	1.72	—	—	—
Year ended 3-31-2010	8.63	0.00[3]	3.12	3.12	(0.01)	—	(0.01)
Year ended 3-31-2009	13.08	0.02[3]	(4.47)	(4.45)	—	—	—
Class Y Shares							
Year ended 3-31-2013	15.36	0.05[3]	0.74	0.79	(0.04)	—	(0.04)
Year ended 3-31-2012	13.80	0.01[3]	1.55	1.56	—	—	—
Year ended 3-31-2011	12.01	0.01[3]	1.80	1.81	(0.02)	—	(0.02)
Year ended 3-31-2010	8.83	0.05[3]	3.19	3.24	(0.06)	—	(0.06)
Year ended 3-31-2009	13.35	0.05[3]	(4.55)	(4.50)	(0.02)	—	(0.02)

(1) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(2) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(3) Based on average weekly shares outstanding.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[2]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[2]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2013	$15.87	5.03%	$994	1.15%	0.22%	1.22%	0.15%	73%
Year ended 3-31-2012	15.14	11.24	995	1.15	-0.06	1.22	-0.13	57
Year ended 3-31-2011	13.61	14.98	550	1.15	0.01	1.25	-0.09	91
Year ended 3-31-2010	11.85	36.63	464	1.15	0.33	1.30	0.18	60
Year ended 3-31-2009	8.71	-33.80	335	1.15	0.40	1.34	0.21	76
Class B Shares								
Year ended 3-31-2013	13.73	4.02	11	2.15	-0.78	2.18	-0.81	73
Year ended 3-31-2012	13.20	10.09	15	2.18	-1.10	2.22	-1.14	57
Year ended 3-31-2011	11.99	13.65	10	2.32	-1.17	—	—	91
Year ended 3-31-2010	10.55	34.91	9	2.41	-0.94	—	—	60
Year ended 3-31-2009	7.82	-34.73	7	2.49	-1.01	—	—	76
Class C Shares								
Year ended 3-31-2013	14.36	4.28	71	1.93	-0.57	—	—	73
Year ended 3-31-2012	13.78	10.33	81	1.95	-0.86	—	—	57
Year ended 3-31-2011	12.49	14.06	53	1.98	-0.83	—	—	91
Year ended 3-31-2010	10.95	35.35	50	2.02	-0.54	—	—	60
Year ended 3-31-2009	8.09	-34.39	33	2.08	-0.54	—	—	76
Class E Shares								
Year ended 3-31-2013	15.86	5.03	6	1.15	0.21	1.59	-0.24	73
Year ended 3-31-2012	15.13	11.25	5	1.15	-0.06	1.62	-0.53	57
Year ended 3-31-2011	13.60	14.99	2	1.15	-0.02	1.83	-0.70	91
Year ended 3-31-2010	11.84	36.67	1	1.15	0.31	2.05	-0.59	60
Year ended 3-31-2009	8.70	-33.83	1	1.15	0.38	2.27	-0.74	76
Class I Shares								
Year ended 3-31-2013	16.31	5.36	142	0.88	0.45	0.89	0.45	73
Year ended 3-31-2012	15.54	11.56	242	0.89	0.18	—	—	57
Year ended 3-31-2011	13.93	15.22	173	0.92	0.22	—	—	91
Year ended 3-31-2010	12.12	36.86	270	0.92	0.56	—	—	60
Year ended 3-31-2009	8.91	-33.61	102	0.92	0.87	—	—	76
Class R Shares								
Year ended 3-31-2013	15.62	4.69	28	1.48	-0.11	—	—	73
Year ended 3-31-2012	14.92	10.85	24	1.48	-0.39	—	—	57
Year ended 3-31-2011	13.46	14.65	20	1.46	-0.29	—	—	91
Year ended 3-31-2010	11.74	36.18	13	1.46	0.00	—	—	60
Year ended 3-31-2009	8.63	-34.02	4	1.47	0.15	—	—	76
Class Y Shares								
Year ended 3-31-2013	16.11	5.09	126	1.06	0.31	1.13	0.23	73
Year ended 3-31-2012	15.36	11.38	121	1.06	0.04	1.14	-0.04	57
Year ended 3-31-2011	13.80	15.09	142	1.06	0.10	1.16	0.00	91
Year ended 3-31-2010	12.01	36.69	112	1.06	0.41	1.17	0.30	60
Year ended 3-31-2009	8.83	-33.74	79	1.06	0.42	1.19	0.29	76

See Accompanying Notes to Financial Statements.

IVY LIMITED-TERM BOND FUND

	Net Asset Value, Beginning of Period	Net Investment Income	Net Realized and Unrealized Gain on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2013	$11.16	$0.17(3)	$0.08	$0.25	$(0.18)	$(0.03)	$(0.21)
Year ended 3-31-2012	11.04	0.20(3)	0.20	0.40	(0.23)	(0.05)	(0.28)
Year ended 3-31-2011	11.06	0.25(3)	0.02	0.27	(0.27)	(0.02)	(0.29)
Year ended 3-31-2010	10.77	0.31(3)	0.33	0.64	(0.32)	(0.03)	(0.35)
Year ended 3-31-2009	10.48	0.31	0.29	0.60	(0.31)	—	(0.31)
Class B Shares							
Year ended 3-31-2013	11.16	0.07(3)	0.09	0.16	(0.09)	(0.03)	(0.12)
Year ended 3-31-2012	11.04	0.11(3)	0.20	0.31	(0.14)	(0.05)	(0.19)
Year ended 3-31-2011	11.06	0.16(3)	0.02	0.18	(0.18)	(0.02)	(0.20)
Year ended 3-31-2010	10.77	0.22(3)	0.33	0.55	(0.23)	(0.03)	(0.26)
Year ended 3-31-2009	10.48	0.23	0.29	0.52	(0.23)	—	(0.23)
Class C Shares							
Year ended 3-31-2013	11.16	0.08(3)	0.09	0.17	(0.10)	(0.03)	(0.13)
Year ended 3-31-2012	11.04	0.12(3)	0.20	0.32	(0.15)	(0.05)	(0.20)
Year ended 3-31-2011	11.06	0.17(3)	0.02	0.19	(0.19)	(0.02)	(0.21)
Year ended 3-31-2010	10.77	0.24(3)	0.33	0.57	(0.25)	(0.03)	(0.28)
Year ended 3-31-2009	10.48	0.24	0.29	0.53	(0.24)	—	(0.24)
Class E Shares							
Year ended 3-31-2013	11.16	0.15(3)	0.09	0.24	(0.17)	(0.03)	(0.20)
Year ended 3-31-2012	11.04	0.19(3)	0.20	0.39	(0.22)	(0.05)	(0.27)
Year ended 3-31-2011	11.06	0.24(3)	0.02	0.26	(0.26)	(0.02)	(0.28)
Year ended 3-31-2010	10.77	0.31(3)	0.34	0.65	(0.33)	(0.03)	(0.36)
Year ended 3-31-2009	10.48	0.34	0.29	0.63	(0.34)	—	(0.34)
Class I Shares							
Year ended 3-31-2013	11.16	0.19(3)	0.09	0.28	(0.21)	(0.03)	(0.24)
Year ended 3-31-2012	11.04	0.23(3)	0.20	0.43	(0.26)	(0.05)	(0.31)
Year ended 3-31-2011	11.06	0.28(3)	0.02	0.30	(0.30)	(0.02)	(0.32)
Year ended 3-31-2010	10.77	0.35(3)	0.33	0.68	(0.36)	(0.03)	(0.39)
Year ended 3-31-2009	10.48	0.35	0.29	0.64	(0.35)	—	(0.35)
Class R Shares							
Year ended 3-31-2013(4)	11.19	0.02(3)	0.02	0.04	(0.03)	—	(0.03)
Class Y Shares							
Year ended 3-31-2013	11.16	0.17(3)	0.08	0.25	(0.18)	(0.03)	(0.21)
Year ended 3-31-2012	11.04	0.21(3)	0.19	0.40	(0.23)	(0.05)	(0.28)
Year ended 3-31-2011	11.06	0.25(3)	0.02	0.27	(0.27)	(0.02)	(0.29)
Year ended 3-31-2010	10.77	0.32(3)	0.33	0.65	(0.33)	(0.03)	(0.36)
Year ended 3-31-2009	10.48	0.32	0.29	0.61	(0.32)	—	(0.32)

** Not shown due to rounding.*

(1) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(2) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(3) Based on average weekly shares outstanding.

(4) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.

(5) Annualized.

(6) For the fiscal year ended March 31, 2013.

	Net Asset Value, End of Period	Total Return(1)	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver(2)	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver(2)	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2013	$11.20	2.29%	$1,211	0.88%	1.48%	—%	—%	55%
Year ended 3-31-2012	11.16	3.66	1,046	0.90	1.84	—	—	40
Year ended 3-31-2011	11.04	2.45	794	0.93	2.18	—	—	54
Year ended 3-31-2010	11.06	6.03	570	1.00	2.84	—	—	33
Year ended 3-31-2009	10.77	5.89	289	0.91	2.89	1.06	2.74	20
Class B Shares								
Year ended 3-31-2013	11.20	1.45	25	1.71	0.66	—	—	55
Year ended 3-31-2012	11.16	2.80	26	1.74	1.00	—	—	40
Year ended 3-31-2011	11.04	1.61	24	1.75	1.36	—	—	54
Year ended 3-31-2010	11.06	5.16	21	1.82	2.06	—	—	33
Year ended 3-31-2009	10.77	5.04	20	1.73	2.08	1.88	1.93	20
Class C Shares								
Year ended 3-31-2013	11.20	1.54	218	1.61	0.76	—	—	55
Year ended 3-31-2012	11.16	2.89	242	1.65	1.10	—	—	40
Year ended 3-31-2011	11.04	1.72	216	1.65	1.47	—	—	54
Year ended 3-31-2010	11.06	5.27	213	1.71	2.14	—	—	33
Year ended 3-31-2009	10.77	5.11	157	1.59	2.12	1.74	1.97	20
Class E Shares								
Year ended 3-31-2013	11.20	2.17	4	1.00	1.35	—	—	55
Year ended 3-31-2012	11.16	3.58	3	1.00	1.72	1.09	1.63	40
Year ended 3-31-2011	11.04	2.35	1	1.00	2.08	1.19	1.89	54
Year ended 3-31-2010	11.06	6.07	—*	0.98	2.78	—	—	33
Year ended 3-31-2009	10.77	6.15	—*	0.73	3.21	0.88	3.06	20
Class I Shares								
Year ended 3-31-2013	11.20	2.54	117	0.64	1.72	—	—	55
Year ended 3-31-2012	11.16	3.92	102	0.66	2.07	—	—	40
Year ended 3-31-2011	11.04	2.71	51	0.68	2.43	—	—	54
Year ended 3-31-2010	11.06	6.35	37	0.73	3.09	—	—	33
Year ended 3-31-2009	10.77	6.26	6	0.57	3.22	0.72	3.07	20
Class R Shares								
Year ended 3-31-2013(4)	11.20	0.41	—*	1.21(5)	0.59(5)	—	—	55(6)
Class Y Shares								
Year ended 3-31-2013	11.20	2.29	58	0.88	1.48	0.89	1.47	55
Year ended 3-31-2012	11.16	3.66	51	0.90	1.85	0.92	1.84	40
Year ended 3-31-2011	11.04	2.45	54	0.93	2.19	0.94	2.18	54
Year ended 3-31-2010	11.06	6.07	57	0.98	2.87	—	—	33
Year ended 3-31-2009	10.77	5.95	37	0.86	2.89	1.01	2.74	20

See Accompanying Notes to Financial Statements.

IVY MANAGED EUROPEAN/PACIFIC FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Distributions From Return of Capital	Total Distributions
Class A Shares								
Year ended 3-31-2013	$7.76	$ 0.03(2)	$ 0.13	$ 0.16	$(0.04)	$ —	$ —	$(0.04)
Year ended 3-31-2012	8.90	0.05(2)	(1.14)	(1.09)	(0.05)	—	—	(0.05)
Year ended 3-31-2011	7.80	(0.04)(2)	1.14	1.10	—	—	—	—
Year ended 3-31-2010	4.90	(0.03)(2)	2.94	2.91	—*	—	(0.01)	(0.01)
Year ended 3-31-2009	9.81	0.19	(4.46)	(4.27)	(0.31)	(0.33)	—	(0.64)
Class B Shares								
Year ended 3-31-2013	7.58	(0.03)(2)	0.12	0.09	—	—	—	—
Year ended 3-31-2012	8.74	(0.03)(2)	(1.13)	(1.16)	—*	—	—	—*
Year ended 3-31-2011	7.71	(0.11)(2)	1.14	1.03	—	—	—	—
Year ended 3-31-2010	4.86	(0.08)(2)	2.93	2.85	—	—	—	—
Year ended 3-31-2009	9.78	0.12	(4.46)	(4.34)	(0.25)	(0.33)	—	(0.58)
Class C Shares								
Year ended 3-31-2013	7.60	(0.03)(2)	0.14	0.11	—*	—	—	—*
Year ended 3-31-2012	8.77	(0.02)(2)	(1.14)	(1.16)	(0.01)	—	—	(0.01)
Year ended 3-31-2011	7.73	(0.10)(2)	1.14	1.04	—	—	—	—
Year ended 3-31-2010	4.87	(0.07)(2)	2.93	2.86	—*	—	—*	—*
Year ended 3-31-2009	9.79	0.13	(4.46)	(4.33)	(0.26)	(0.33)	—	(0.59)
Class E Shares(3)								
Year ended 3-31-2013	7.79	0.04(2)	0.14	0.18	(0.05)	—	—	(0.05)
Year ended 3-31-2012	8.93	0.06(2)	(1.14)	(1.08)	(0.06)	—	—	(0.06)
Year ended 3-31-2011	7.81	(0.03)(2)	1.15	1.12	—	—	—	—
Year ended 3-31-2010	4.91	(0.01)(2)	2.93	2.92	(0.01)	—	(0.01)	(0.02)
Year ended 3-31-2009	9.81	0.20	(4.45)	(4.25)	(0.32)	(0.33)	—	(0.65)
Class I Shares								
Year ended 3-31-2013	7.84	0.06(2)	0.14	0.20	(0.06)	—	—	(0.06)
Year ended 3-31-2012	8.98	0.08(2)	(1.15)	(1.07)	(0.07)	—	—	(0.07)
Year ended 3-31-2011	7.84	(0.01)(2)	1.15	1.14	—	—	—	—
Year ended 3-31-2010	4.92	(0.01)(2)	2.95	2.94	—*	—	(0.02)	(0.02)
Year ended 3-31-2009	9.82	0.21	(4.45)	(4.24)	(0.33)	(0.33)	—	(0.66)
Class R Shares								
Year ended 3-31-2013(4)	7.94	(0.02)(2)	(0.04)	(0.06)	—	—	—	—
Class Y Shares								
Year ended 3-31-2013	7.78	0.04(2)	0.14	0.18	(0.05)	—	—	(0.05)
Year ended 3-31-2012	8.92	0.07(2)	(1.16)	(1.09)	(0.05)	—	—	(0.05)
Year ended 3-31-2011	7.81	(0.04)(2)	1.15	1.11	—	—	—	—
Year ended 3-31-2010	4.91	(0.01)(2)	2.92	2.91	—*	—	(0.01)	(0.01)
Year ended 3-31-2009	9.81	0.19	(4.45)	(4.26)	(0.31)	(0.33)	—	(0.64)

** Not shown due to rounding.*

(1) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(2) Based on average weekly shares outstanding.

(3) Class is closed to investment.

(4) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.

(5) Annualized.

(6) For the fiscal year ended March 31, 2013.

	Net Asset Value, End of Period	Total Return(1)	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Portfolio Turnover Rate
Class A Shares						
Year ended 3-31-2013	$7.88	2.06%	$75	0.61%	0.43%	12%
Year ended 3-31-2012	7.76	-12.18	78	0.60	0.59	11
Year ended 3-31-2011	8.90	14.10	88	0.60	-0.51	7
Year ended 3-31-2010	7.80	59.43	75	0.66	-0.21	13
Year ended 3-31-2009	4.90	-43.93	39	0.72	2.51	25
Class B Shares						
Year ended 3-31-2013	7.67	1.32	1	1.53	-0.47	12
Year ended 3-31-2012	7.58	-13.25	1	1.51	-0.34	11
Year ended 3-31-2011	8.74	13.36	2	1.49	-1.41	7
Year ended 3-31-2010	7.71	58.64	2	1.60	-1.14	13
Year ended 3-31-2009	4.86	-44.75	1	1.70	1.53	25
Class C Shares						
Year ended 3-31-2013	7.71	1.46	1	1.38	-0.36	12
Year ended 3-31-2012	7.60	-13.25	2	1.42	-0.24	11
Year ended 3-31-2011	8.77	13.45	2	1.39	-1.30	7
Year ended 3-31-2010	7.73	58.76	2	1.43	-0.97	13
Year ended 3-31-2009	4.87	-44.59	1	1.52	1.53	25
Class E Shares(3)						
Year ended 3-31-2013	7.92	2.27	—*	0.48	0.57	12
Year ended 3-31-2012	7.79	-12.05	—*	0.48	0.70	11
Year ended 3-31-2011	8.93	14.34	—*	0.48	-0.39	7
Year ended 3-31-2010	7.81	59.40	—*	0.49	-0.06	13
Year ended 3-31-2009	4.91	-43.74	—*	0.53	2.49	25
Class I Shares						
Year ended 3-31-2013	7.98	2.55	—*	0.24	0.79	12
Year ended 3-31-2012	7.84	-11.80	—*	0.24	1.00	11
Year ended 3-31-2011	8.98	14.54	—*	0.23	-0.16	7
Year ended 3-31-2010	7.84	59.76	—*	0.23	0.20	13
Year ended 3-31-2009	4.92	-43.56	—*	0.27	2.73	25
Class R Shares						
Year ended 3-31-2013(4)	7.88	-0.76	—*	0.82(5)	-0.82(5)	12(6)
Class Y Shares						
Year ended 3-31-2013	7.91	2.29	1	0.46	0.49	12
Year ended 3-31-2012	7.78	-12.11	1	0.53	0.91	11
Year ended 3-31-2011	8.92	14.21	1	0.59	-0.50	7
Year ended 3-31-2010	7.81	59.32	—*	0.55	0.05	13
Year ended 3-31-2009	4.91	-43.84	—*	0.73	2.45	25

See Accompanying Notes to Financial Statements.

IVY MANAGED INTERNATIONAL OPPORTUNITIES FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Distributions From Return of Capital	Total Distributions
Class A Shares								
Year ended 3-31-2013	$ 8.70	$ 0.11[3]	$ 0.29	$ 0.40	$(0.12)	$ —	$ —	$(0.12)
Year ended 3-31-2012	9.56	0.14[3]	(0.86)	(0.72)	(0.14)	—	—	(0.14)
Year ended 3-31-2011	8.44	0.03[3]	1.14	1.17	(0.03)	—	(0.02)	(0.05)
Year ended 3-31-2010	5.62	0.01[3]	2.85	2.86	(0.02)	—	(0.02)	(0.04)
Year ended 3-31-2009	10.06	0.21	(4.21)	(4.00)	(0.27)	(0.15)	(0.02)	(0.44)
Class B Shares								
Year ended 3-31-2013	8.59	0.04[3]	0.29	0.33	(0.07)	—	—	(0.07)
Year ended 3-31-2012	9.48	0.06[3]	(0.87)	(0.81)	(0.08)	—	—	(0.08)
Year ended 3-31-2011	8.38	(0.04)[3]	1.14	1.10	—*	—	—*	—*
Year ended 3-31-2010	5.59	(0.04)[3]	2.83	2.79	—	—	—	—
Year ended 3-31-2009	10.04	0.16[3]	(4.23)	(4.07)	(0.21)	(0.15)	(0.02)	(0.38)
Class C Shares								
Year ended 3-31-2013	8.61	0.04[3]	0.29	0.33	(0.07)	—	—	(0.07)
Year ended 3-31-2012	9.49	0.07[3]	(0.86)	(0.79)	(0.09)	—	—	(0.09)
Year ended 3-31-2011	8.40	(0.03)[3]	1.13	1.10	(0.01)	—	—*	(0.01)
Year ended 3-31-2010	5.59	(0.03)[3]	2.84	2.81	—	—	—	—
Year ended 3-31-2009	10.04	0.15[3]	(4.22)	(4.07)	(0.21)	(0.15)	(0.02)	(0.38)
Class E Shares[4]								
Year ended 3-31-2013	8.70	0.12[3]	0.30	0.42	(0.13)	—	—	(0.13)
Year ended 3-31-2012	9.57	0.15[3]	(0.88)	(0.73)	(0.14)	—	—	(0.14)
Year ended 3-31-2011	8.45	0.05[3]	1.13	1.18	(0.04)	—	(0.02)	(0.06)
Year ended 3-31-2010	5.62	0.01[3]	2.86	2.87	(0.02)	—	(0.02)	(0.04)
Year ended 3-31-2009	10.06	0.23	(4.23)	(4.00)	(0.28)	(0.14)	(0.02)	(0.44)
Class I Shares								
Year ended 3-31-2013	8.73	0.13[3]	0.30	0.43	(0.15)	—	—	(0.15)
Year ended 3-31-2012	9.58	0.16[3]	(0.85)	(0.69)	(0.16)	—	—	(0.16)
Year ended 3-31-2011	8.46	0.05[3]	1.14	1.19	(0.04)	—	(0.03)	(0.07)
Year ended 3-31-2010	5.63	0.02[3]	2.87	2.89	(0.03)	—	(0.03)	(0.06)
Year ended 3-31-2009	10.07	0.24	(4.21)	(3.97)	(0.30)	(0.15)	(0.02)	(0.47)
Class R Shares								
Year ended 3-31-2013[5]	8.88	(0.01)[3]	0.10	0.09	—	—	—	—
Class Y Shares								
Year ended 3-31-2013	8.69	0.12[3]	0.29	0.41	(0.13)	—	—	(0.13)
Year ended 3-31-2012	9.55	0.16[3]	(0.88)	(0.72)	(0.14)	—	—	(0.14)
Year ended 3-31-2011	8.43	0.03[3]	1.14	1.17	(0.03)	—	(0.02)	(0.05)
Year ended 3-31-2010	5.61	0.01[3]	2.85	2.86	(0.02)	—	(0.02)	(0.04)
Year ended 3-31-2009	10.06	0.22	(4.22)	(4.00)	(0.28)	(0.15)	(0.02)	(0.45)

** Not shown due to rounding.*

(1) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(2) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(3) Based on average weekly shares outstanding.

(4) Class is closed to investment.

(5) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.

(6) Annualized.

(7) For the fiscal year ended March 31, 2013.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[2]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[2]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2013	$8.98	4.65%	$183	0.49%	1.32%	—%	—%	21%
Year ended 3-31-2012	8.70	-7.42	185	0.50	1.58	—	—	8
Year ended 3-31-2011	9.56	13.88	188	0.50	0.38	—	—	22
Year ended 3-31-2010	8.44	50.82	152	0.55	0.30	—	—	9
Year ended 3-31-2009	5.62	-40.20	84	0.57	2.85	—	—	16
Class B Shares								
Year ended 3-31-2013	8.85	3.83	2	1.40	0.44	—	—	21
Year ended 3-31-2012	8.59	-8.42	3	1.39	0.66	—	—	8
Year ended 3-31-2011	9.48	13.14	3	1.36	-0.47	—	—	22
Year ended 3-31-2010	8.38	49.91	4	1.43	-0.58	—	—	9
Year ended 3-31-2009	5.59	-40.93	3	1.41	1.92	—	—	16
Class C Shares								
Year ended 3-31-2013	8.87	4.01	5	1.29	0.53	—	—	21
Year ended 3-31-2012	8.61	-8.25	5	1.30	0.79	—	—	8
Year ended 3-31-2011	9.49	13.05	5	1.26	-0.38	—	—	22
Year ended 3-31-2010	8.40	50.27	5	1.32	-0.46	—	—	9
Year ended 3-31-2009	5.59	-40.91	3	1.35	2.19	—	—	16
Class E Shares[4]								
Year ended 3-31-2013	8.99	4.86	—*	0.39	1.44	—	—	21
Year ended 3-31-2012	8.70	-7.45	—*	0.40	1.66	—	—	8
Year ended 3-31-2011	9.57	13.94	—*	0.41	0.48	—	—	22
Year ended 3-31-2010	8.45	51.16	—*	0.42	0.41	—	—	9
Year ended 3-31-2009	5.62	-40.12	—*	0.45	2.83	—	—	16
Class I Shares								
Year ended 3-31-2013	9.01	4.97	1	0.16	1.46	—	—	21
Year ended 3-31-2012	8.73	-7.04	1	0.15	1.89	—	—	8
Year ended 3-31-2011	9.58	14.09	—*	0.16	0.54	—	—	22
Year ended 3-31-2010	8.46	51.31	—*	0.16	0.66	—	—	9
Year ended 3-31-2009	5.63	-39.86	—*	0.18	3.08	—	—	16
Class R Shares								
Year ended 3-31-2013[5]	8.97	1.01	—*	0.72[6]	-0.55[6]	—	—	21[7]
Class Y Shares								
Year ended 3-31-2013	8.97	4.77	1	0.38	1.42	—	—	21
Year ended 3-31-2012	8.69	-7.42	1	0.46	1.85	—	—	8
Year ended 3-31-2011	9.55	13.90	1	0.50	0.40	0.52	0.38	22
Year ended 3-31-2010	8.43	50.91	—*	0.55	0.28	0.58	0.25	9
Year ended 3-31-2009	5.61	-40.21	—*	0.59	2.56	0.60	2.55	16

See Accompanying Notes to Financial Statements.

IVY MICRO CAP GROWTH FUND

	Net Asset Value, Beginning of Period	Net Investment Loss	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2013	$19.27	$(0.25)(3)	$ 1.43	$ 1.18	$ —	$ —	$ —
Year ended 3-31-2012	19.63	(0.29)(3)	1.27	0.98	—	(1.34)	(1.34)
Year ended 3-31-2011	15.78	(0.30)(3)	4.80	4.50	(0.05)	(0.60)	(0.65)
Year ended 3-31-2010	9.77	(0.29)(3)	6.69	6.40	—	(0.39)	(0.39)
Year ended 3-31-2009(4)	10.00	(0.02)	(0.21)	(0.23)	—	—	—
Class B Shares							
Year ended 3-31-2013	18.93	(0.44)(3)	1.37	0.93	—	—	—
Year ended 3-31-2012	19.27	(0.49)(3)	1.26	0.77	—	(1.11)	(1.11)
Year ended 3-31-2011	15.63	(0.52)(3)	4.71	4.19	—	(0.55)	(0.55)
Year ended 3-31-2010	9.76	(0.51)(3)	6.66	6.15	—	(0.28)	(0.28)
Year ended 3-31-2009(4)	10.00	(0.04)	(0.20)	(0.24)	—	—	—
Class C Shares							
Year ended 3-31-2013	19.04	(0.38)(3)	1.39	1.01	—	—	—
Year ended 3-31-2012	19.42	(0.43)(3)	1.25	0.82	—	(1.20)	(1.20)
Year ended 3-31-2011	15.69	(0.43)(3)	4.75	4.32	—	(0.59)	(0.59)
Year ended 3-31-2010	9.76	(0.44)(3)	6.68	6.24	—	(0.31)	(0.31)
Year ended 3-31-2009(4)	10.00	(0.03)	(0.21)	(0.24)	—	—	—
Class I Shares							
Year ended 3-31-2013	19.37	(0.17)(3)	1.45	1.28	—	—	—
Year ended 3-31-2012	19.73	(0.21)(3)	1.26	1.05	—	(1.41)	(1.41)
Year ended 3-31-2011	15.79	(0.22)(3)	4.82	4.60	(0.06)	(0.60)	(0.66)
Year ended 3-31-2010	9.77	(0.24)(3)	6.68	6.44	—	(0.42)	(0.42)
Year ended 3-31-2009(4)	10.00	(0.02)	(0.21)	(0.23)	—	—	—
Class R Shares							
Year ended 3-31-2013(7)	17.77	(0.10)(3)	2.78	2.68	—	—	—
Class Y Shares							
Year ended 3-31-2013	19.29	(0.22)(3)	1.44	1.22	—	—	—
Year ended 3-31-2012	19.64	(0.26)(3)	1.28	1.02	—	(1.37)	(1.37)
Year ended 3-31-2011	15.70	(0.26)(3)	4.78	4.52	—	(0.58)	(0.58)
Year ended 3-31-2010	9.77	(0.31)(3)	6.63	6.32	—	(0.39)	(0.39)
Year ended 3-31-2009(4)	10.00	(0.02)	(0.21)	(0.23)	—	—	—

** Not shown due to rounding.*

(1) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(2) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(3) Based on average weekly shares outstanding.

(4) For the period from February 17, 2009 (commencement of operations of the class) through March 31, 2009.

(5) Annualized.

(6) For the fiscal year ended March 31, 2009.

(7) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.

(8) For the fiscal year ended March 31, 2013.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Loss to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[2]	Ratio of Net Investment Loss to Average Net Assets Excluding Expense Waiver[2]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2013	$20.45	6.12%	$80	1.78%	-1.36%	—%	—%	51%
Year ended 3-31-2012	19.27	6.56	72	1.78	-1.63	—	—	78
Year ended 3-31-2011	19.63	28.73	78	1.88	-1.69	—	—	78
Year ended 3-31-2010	15.78	66.16	28	2.17	-2.08	2.79	-2.70	94
Year ended 3-31-2009[4]	9.77	-2.30	3	2.55[5]	-2.38[5]	—	—	5[6]
Class B Shares								
Year ended 3-31-2013	19.86	4.97	2	2.90	-2.48	—	—	51
Year ended 3-31-2012	18.93	5.28	1	2.99	-2.84	—	—	78
Year ended 3-31-2011	19.27	27.00	1	3.20	-3.02	—	—	78
Year ended 3-31-2010	15.63	63.49	—*	3.91	-3.82	4.13	-4.04	94
Year ended 3-31-2009[4]	9.76	-2.40	—*	3.49[5]	-3.32[5]	—	—	5[6]
Class C Shares								
Year ended 3-31-2013	20.05	5.36	5	2.55	-2.14	—	—	51
Year ended 3-31-2012	19.04	5.65	4	2.62	-2.47	—	—	78
Year ended 3-31-2011	19.42	27.72	4	2.66	-2.48	—	—	78
Year ended 3-31-2010	15.69	64.45	1	3.29	-3.19	3.51	-3.41	94
Year ended 3-31-2009[4]	9.76	-2.40	—*	3.24[5]	-3.07[5]	—	—	5[6]
Class I Shares								
Year ended 3-31-2013	20.65	6.66	4	1.31	-0.93	—	—	51
Year ended 3-31-2012	19.37	7.00	3	1.34	-1.19	—	—	78
Year ended 3-31-2011	19.73	29.36	3	1.41	-1.24	—	—	78
Year ended 3-31-2010	15.79	66.68	—*	1.89	-1.79	2.23	-2.13	94
Year ended 3-31-2009[4]	9.77	-2.30	—*	1.97[5]	-1.80[5]	—	—	5[6]
Class R Shares								
Year ended 3-31-2013[7]	20.45	15.08	—*	1.89[5]	-1.84[5]	—	—	51[8]
Class Y Shares								
Year ended 3-31-2013	20.51	6.32	1	1.60	-1.21	—	—	51
Year ended 3-31-2012	19.29	6.79	1	1.59	-1.45	—	—	78
Year ended 3-31-2011	19.64	29.00	1	1.67	-1.45	—	—	78
Year ended 3-31-2010	15.70	65.38	—*	2.35	-2.27	2.57	-2.49	94
Year ended 3-31-2009[4]	9.77	-2.30	—*	2.21[5]	-2.03[5]	—	—	5[6]

See Accompanying Notes to Financial Statements.

IVY MID CAP GROWTH FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2013	$18.62	$(0.09)(3)	$ 1.80	$ 1.71	$—	$(0.11)	$(0.11)
Year ended 3-31-2012	18.36	(0.12)(3)	0.85	0.73	—	(0.47)	(0.47)
Year ended 3-31-2011	13.95	(0.05)(3)	4.46	4.41	—	—	—
Year ended 3-31-2010	8.57	(0.06)(3)	5.44	5.38	—	—	—
Year ended 3-31-2009	12.77	(0.05)	(4.15)	(4.20)	—	—	—
Class B Shares							
Year ended 3-31-2013	16.42	(0.23)(3)	1.58	1.35	—	(0.11)	(0.11)
Year ended 3-31-2012	16.40	(0.25)(3)	0.74	0.49	—	(0.47)	(0.47)
Year ended 3-31-2011	12.58	(0.18)(3)	4.00	3.82	—	—	—
Year ended 3-31-2010	7.81	(0.16)(3)	4.93	4.77	—	—	—
Year ended 3-31-2009	11.79	(0.17)(3)	(3.81)	(3.98)	—	—	—
Class C Shares							
Year ended 3-31-2013	17.11	(0.21)(3)	1.65	1.44	—	(0.11)	(0.11)
Year ended 3-31-2012	17.04	(0.23)(3)	0.77	0.54	—	(0.47)	(0.47)
Year ended 3-31-2011	13.04	(0.15)(3)	4.15	4.00	—	—	—
Year ended 3-31-2010	8.06	(0.14)(3)	5.12	4.98	—	—	—
Year ended 3-31-2009	12.09	(0.19)	(3.84)	(4.03)	—	—	—
Class E Shares							
Year ended 3-31-2013	18.37	(0.14)(3)	1.78	1.64	—	(0.11)	(0.11)
Year ended 3-31-2012	18.17	(0.15)(3)	0.82	0.67	—	(0.47)	(0.47)
Year ended 3-31-2011	13.81	(0.07)(3)	4.43	4.36	—	—	—
Year ended 3-31-2010	8.48	(0.05)(3)	5.38	5.33	—	—	—
Year ended 3-31-2009	12.68	(0.06)	(4.14)	(4.20)	—	—	—
Class I Shares							
Year ended 3-31-2013	19.43	(0.04)(3)	1.89	1.85	—	(0.11)	(0.11)
Year ended 3-31-2012	19.07	(0.07)(3)	0.90	0.83	—	(0.47)	(0.47)
Year ended 3-31-2011	14.42	0.01(3)	4.64	4.65	—	—	—
Year ended 3-31-2010	8.81	0.00(3)	5.61	5.61	—	—	—
Year ended 3-31-2009	13.07	0.00	(4.26)	(4.26)	—	—	—
Class R Shares							
Year ended 3-31-2013	18.49	(0.15)(3)	1.79	1.64	—	(0.11)	(0.11)
Year ended 3-31-2012	18.27	(0.16)(3)	0.85	0.69	—	(0.47)	(0.47)
Year ended 3-31-2011	13.90	(0.08)(3)	4.45	4.37	—	—	—
Year ended 3-31-2010	8.54	(0.07)(3)	5.43	5.36	—	—	—
Year ended 3-31-2009	12.73	(0.06)	(4.13)	(4.19)	—	—	—
Class Y Shares							
Year ended 3-31-2013	19.17	(0.09)(3)	1.86	1.77	—	(0.11)	(0.11)
Year ended 3-31-2012	18.86	(0.10)(3)	0.88	0.78	—	(0.47)	(0.47)
Year ended 3-31-2011	14.29	(0.02)(3)	4.59	4.57	—	—	—
Year ended 3-31-2010	8.74	(0.01)(3)	5.56	5.55	—	—	—
Year ended 3-31-2009	12.97	(0.01)	(4.22)	(4.23)	—	—	—

** Not shown due to rounding.*

(1) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(2) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(3) Based on average weekly shares outstanding.

	Net Asset Value, End of Period	Total Return(1)	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver(2)	Ratio of Net Investment Loss to Average Net Assets Excluding Expense Waiver(2)	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2013	$20.22	9.28%	$1,160	1.31%	-0.52%	—%	—%	32%
Year ended 3-31-2012	18.62	4.29	636	1.40	-0.69	—	—	29
Year ended 3-31-2011	18.36	31.61	369	1.49	-0.34	—	—	39
Year ended 3-31-2010	13.95	62.78	162	1.65	-0.51	1.67	-0.53	40
Year ended 3-31-2009	8.57	-32.89	75	1.65	-0.39	1.78	-0.52	49
Class B Shares								
Year ended 3-31-2013	17.66	8.27	21	2.21	-1.42	—	—	32
Year ended 3-31-2012	16.42	3.33	17	2.35	-1.63	—	—	29
Year ended 3-31-2011	16.40	30.37	12	2.47	-1.32	—	—	39
Year ended 3-31-2010	12.58	61.08	7	2.68	-1.53	—	—	40
Year ended 3-31-2009	7.81	-33.76	4	2.92	-1.69	—	—	49
Class C Shares								
Year ended 3-31-2013	18.44	8.46	183	2.07	-1.28	—	—	32
Year ended 3-31-2012	17.11	3.50	135	2.14	-1.44	—	—	29
Year ended 3-31-2011	17.04	30.68	69	2.16	-1.02	—	—	39
Year ended 3-31-2010	13.04	61.79	17	2.35	-1.21	2.38	-1.24	40
Year ended 3-31-2009	8.06	-33.33	6	2.35	-1.10	2.59	-1.34	49
Class E Shares								
Year ended 3-31-2013	19.90	8.97	4	1.60	-0.81	1.90	-1.11	32
Year ended 3-31-2012	18.37	4.00	3	1.60	-0.88	1.97	-1.25	29
Year ended 3-31-2011	18.17	31.57	3	1.60	-0.44	2.09	-0.93	39
Year ended 3-31-2010	13.81	62.85	1	1.60	-0.46	2.60	-1.46	40
Year ended 3-31-2009	8.48	-33.12	—*	1.99	-0.71	3.12	-1.84	49
Class I Shares								
Year ended 3-31-2013	21.17	9.57	1,316	1.02	-0.24	—	—	32
Year ended 3-31-2012	19.43	4.65	788	1.05	-0.38	—	—	29
Year ended 3-31-2011	19.07	32.25	116	1.08	0.04	—	—	39
Year ended 3-31-2010	14.42	63.68	6	1.14	-0.03	—	—	40
Year ended 3-31-2009	8.81	-32.59	—*	1.17	0.09	—	—	49
Class R Shares								
Year ended 3-31-2013	20.02	8.92	77	1.62	-0.82	—	—	32
Year ended 3-31-2012	18.49	4.09	50	1.63	-0.93	—	—	29
Year ended 3-31-2011	18.27	31.44	21	1.63	-0.48	—	—	39
Year ended 3-31-2010	13.90	62.76	4	1.67	-0.57	—	—	40
Year ended 3-31-2009	8.54	-32.91	—*	1.72	-0.45	—	—	49
Class Y Shares								
Year ended 3-31-2013	20.83	9.33	521	1.27	-0.48	—	—	32
Year ended 3-31-2012	19.17	4.44	439	1.25	-0.55	1.30	-0.60	29
Year ended 3-31-2011	18.86	31.98	207	1.25	-0.10	1.34	-0.19	39
Year ended 3-31-2010	14.29	63.50	54	1.25	-0.11	1.38	-0.24	40
Year ended 3-31-2009	8.74	-32.61	9	1.25	0.00	1.40	-0.15	49

See Accompanying Notes to Financial Statements.

IVY MONEY MARKET FUND

	Net Asset Value, Beginning of Period	Net Investment Income(3)	Net Realized and Unrealized Gain on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2013	$1.00	$0.00	$0.00	0.00	$ —*	$—	$ —*
Year ended 3-31-2012	1.00	0.00	0.00	0.00	—*	—	—*
Year ended 3-31-2011	1.00	0.00	0.00	0.00	—*	—*	—*
Year ended 3-31-2010	1.00	0.01	0.00	0.01	(0.01)	—*	(0.01)
Year ended 3-31-2009	1.00	0.02	0.00	0.02	(0.02)	—	(0.02)
Class B Shares(4)							
Year ended 3-31-2013	1.00	0.00	0.00	0.00	—*	—	—*
Year ended 3-31-2012	1.00	0.00	0.00	0.00	—*	—	—*
Year ended 3-31-2011	1.00	0.00	0.00	0.00	—*	—*	—*
Year ended 3-31-2010	1.00	0.00	0.00	0.00	—*	—*	—*
Year ended 3-31-2009	1.00	0.01	0.00	0.01	(0.01)	—	(0.01)
Class C Shares(4)							
Year ended 3-31-2013	1.00	0.00	0.00	0.00	—*	—	—*
Year ended 3-31-2012	1.00	0.00	0.00	0.00	—*	—	—*
Year ended 3-31-2011	1.00	0.00	0.00	0.00	—*	—*	—*
Year ended 3-31-2010	1.00	0.00	0.00	0.00	—*	—*	—*
Year ended 3-31-2009	1.00	0.01	0.00	0.01	(0.01)	—	(0.01)
Class E Shares							
Year ended 3-31-2013	1.00	0.00	0.00	0.00	—*	—	—*
Year ended 3-31-2012	1.00	0.00	0.00	0.00	—*	—	—*
Year ended 3-31-2011	1.00	0.00	0.00	0.00	—*	—*	—*
Year ended 3-31-2010	1.00	0.00	0.00	0.00	—*	—*	—*
Year ended 3-31-2009	1.00	0.01	0.00	0.01	(0.01)	—	(0.01)

** Not shown due to rounding.*

(1) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(2) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(3) Based on average weekly shares outstanding.

(4) These shares are not available for direct investment. However, they are available by exchange from Class B or Class C shares of another Ivy Fund.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Per (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[2]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[2]
Class A Shares							
Year ended 3-31-2013	$1.00	0.02%	$128	0.31%	0.02%	0.67%	-0.34%
Year ended 3-31-2012	1.00	0.02	171	0.28	0.02	0.66	-0.36
Year ended 3-31-2011	1.00	0.04	159	0.43	0.02	0.69	-0.24
Year ended 3-31-2010	1.00	0.53	195	0.65	0.50	0.65	0.50
Year ended 3-31-2009	1.00	1.65	219	0.73	1.51	—	—
Class B Shares[4]							
Year ended 3-31-2013	1.00	0.02	8	0.31	0.02	1.70	-1.37
Year ended 3-31-2012	1.00	0.02	8	0.28	0.02	1.73	-1.43
Year ended 3-31-2011	1.00	0.04	7	0.43	0.02	1.80	-1.35
Year ended 3-31-2010	1.00	0.16	9	1.07	0.16	1.75	-0.52
Year ended 3-31-2009	1.00	0.74	19	1.61	0.58	1.70	0.49
Class C Shares[4]							
Year ended 3-31-2013	1.00	0.02	35	0.31	0.02	1.65	-1.32
Year ended 3-31-2012	1.00	0.02	41	0.28	0.02	1.64	-1.34
Year ended 3-31-2011	1.00	0.04	32	0.43	0.02	1.67	-1.22
Year ended 3-31-2010	1.00	0.16	39	1.08	0.16	1.67	-0.43
Year ended 3-31-2009	1.00	0.78	91	1.58	0.58	1.63	0.53
Class E Shares							
Year ended 3-31-2013	1.00	0.02	5	0.31	0.02	0.75	-0.42
Year ended 3-31-2012	1.00	0.02	4	0.28	0.02	0.78	-0.48
Year ended 3-31-2011	1.00	0.04	3	0.43	0.02	0.79	-0.34
Year ended 3-31-2010	1.00	0.49	4	0.69	0.49	0.70	0.48
Year ended 3-31-2009	1.00	1.51	5	0.88	1.31	—	—

See Accompanying Notes to Financial Statements.

IVY MUNICIPAL BOND FUND

	Net Asset Value, Beginning of Period	Net Investment Income	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2013	$11.88	$0.34(3)	$ 0.31	$ 0.65	$(0.34)	$—	$(0.34)
Year ended 3-31-2012	10.95	0.42(3)	0.93	1.35	(0.42)	—	(0.42)
Year ended 3-31-2011	11.16	0.43(3)	(0.21)	0.22	(0.43)	—	(0.43)
Year ended 3-31-2010	10.41	0.45(3)	0.75	1.20	(0.45)	—	(0.45)
Year ended 3-31-2009	10.80	0.39(3)	(0.39)	0.00	(0.39)	—	(0.39)
Class B Shares							
Year ended 3-31-2013	11.88	0.25(3)	0.31	0.56	(0.25)	—	(0.25)
Year ended 3-31-2012	10.95	0.33(3)	0.93	1.26	(0.33)	—	(0.33)
Year ended 3-31-2011	11.16	0.34(3)	(0.21)	0.13	(0.34)	—	(0.34)
Year ended 3-31-2010	10.41	0.36(3)	0.75	1.11	(0.36)	—	(0.36)
Year ended 3-31-2009	10.80	0.31(3)	(0.39)	(0.08)	(0.31)	—	(0.31)
Class C Shares							
Year ended 3-31-2013	11.88	0.25(3)	0.31	0.56	(0.25)	—	(0.25)
Year ended 3-31-2012	10.95	0.33(3)	0.93	1.26	(0.33)	—	(0.33)
Year ended 3-31-2011	11.16	0.34(3)	(0.21)	0.13	(0.34)	—	(0.34)
Year ended 3-31-2010	10.41	0.37(3)	0.75	1.12	(0.37)	—	(0.37)
Year ended 3-31-2009	10.80	0.31(3)	(0.39)	(0.08)	(0.31)	—	(0.31)
Class I Shares							
Year ended 3-31-2013	11.88	0.36(3)	0.31	0.67	(0.36)	—	(0.36)
Year ended 3-31-2012	10.95	0.44(3)	0.93	1.37	(0.44)	—	(0.44)
Year ended 3-31-2011	11.16	0.45(3)	(0.21)	0.24	(0.45)	—	(0.45)
Year ended 3-31-2010(4)	11.10	0.19(3)	0.06	0.25	(0.19)	—	(0.19)
Class Y Shares							
Year ended 3-31-2013	11.88	0.34(3)	0.31	0.65	(0.34)	—	(0.34)
Year ended 3-31-2012	10.95	0.42(3)	0.93	1.35	(0.42)	—	(0.42)
Year ended 3-31-2011	11.16	0.43(3)	(0.21)	0.22	(0.43)	—	(0.43)
Year ended 3-31-2010(7)	11.30	0.22(3)	(0.14)	0.08	(0.22)	—	(0.22)
Period ended 9-24-2009(8)	10.80	0.14(3)	(0.36)	(0.22)	(0.14)	—	(0.14)

** Not shown due to rounding.*

(1) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(2) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(3) Based on average weekly shares outstanding.

(4) For the period from November 4, 2009 (commencement of operations of the class) through March 31, 2010.

(5) Annualized.

(6) For the fiscal year ended March 31, 2010.

(7) For the period from October 8, 2009 (recommencement of operations) through March 31, 2010.

(8) For the period from April 1, 2008 through September 24, 2008 when all outstanding Class Y shares were redeemed at the ending net asset value shown.

(9) For the fiscal year ended March 31, 2009.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[2]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[2]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2013	$12.19	5.50%	$133	1.01%	2.77%	—%	—%	6%
Year ended 3-31-2012	11.88	12.49	97	1.06	3.60	—	—	4
Year ended 3-31-2011	10.95	1.89	64	1.10	3.79	—	—	6
Year ended 3-31-2010	11.16	11.66	46	1.15	4.09	—	—	18
Year ended 3-31-2009	10.41	0.09	33	1.24	3.76	—	—	26
Class B Shares								
Year ended 3-31-2013	12.19	4.72	4	1.75	2.04	—	—	6
Year ended 3-31-2012	11.88	11.67	3	1.81	2.83	—	—	4
Year ended 3-31-2011	10.95	1.10	2	1.88	3.00	—	—	6
Year ended 3-31-2010	11.16	10.75	2	1.92	3.33	—	—	18
Year ended 3-31-2009	10.41	-0.71	2	2.02	2.98	—	—	26
Class C Shares								
Year ended 3-31-2013	12.19	4.71	31	1.76	2.03	—	—	6
Year ended 3-31-2012	11.88	11.65	28	1.82	2.85	—	—	4
Year ended 3-31-2011	10.95	1.12	20	1.86	3.02	—	—	6
Year ended 3-31-2010	11.16	10.84	23	1.90	3.34	—	—	18
Year ended 3-31-2009	10.41	-0.69	22	2.00	3.00	—	—	26
Class I Shares								
Year ended 3-31-2013	12.19	5.72	2	0.80	2.94	—	—	6
Year ended 3-31-2012	11.88	12.75	1	0.85	3.79	—	—	4
Year ended 3-31-2011	10.95	2.10	1	0.88	4.02	—	—	6
Year ended 3-31-2010[4]	11.16	2.27	—*	0.91[5]	4.32[5]	—	—	18[6]
Class Y Shares								
Year ended 3-31-2013	12.19	5.49	1	1.01	2.78	1.06	2.73	6
Year ended 3-31-2012	11.88	12.51	1	1.06	3.63	1.11	3.58	4
Year ended 3-31-2011	10.95	1.90	1	1.10	3.78	1.13	3.75	6
Year ended 3-31-2010[7]	11.16	0.68	—*	1.15[5]	4.10[5]	1.17[5]	4.08[5]	18[6]
Period ended 9-24-2009[8]	10.44	-2.08	—	1.51[5]	3.42[5]	—	—	26[9]

See Accompanying Notes to Financial Statements.

IVY MUNICIPAL HIGH INCOME FUND

	Net Asset Value, Beginning of Period	Net Investment Income	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2013	$5.23	$0.21(3)	$ 0.24	$ 0.45	$(0.21)	$ —	$(0.21)
Year ended 3-31-2012	4.75	0.25(3)	0.48	0.73	(0.25)	—	(0.25)
Year ended 3-31-2011	4.84	0.22(3)	(0.09)	0.13	(0.22)	—*	(0.22)
Year ended 3-31-2010(4)	4.21	0.22(3)	0.63	0.85	(0.21)	(0.01)	(0.22)
Class B Shares							
Year ended 3-31-2013	5.23	0.17(3)	0.24	0.41	(0.17)	—	(0.17)
Year ended 3-31-2012	4.75	0.20(3)	0.49	0.69	(0.21)	—	(0.21)
Year ended 3-31-2011	4.84	0.18(3)	(0.09)	0.09	(0.18)	—*	(0.18)
Year ended 3-31-2010(4)	4.21	0.17(3)	0.64	0.81	(0.17)	(0.01)	(0.18)
Class C Shares							
Year ended 3-31-2013	5.23	0.17(3)	0.24	0.41	(0.17)	—	(0.17)
Year ended 3-31-2012	4.75	0.21(3)	0.48	0.69	(0.21)	—	(0.21)
Year ended 3-31-2011	4.84	0.19(3)	(0.09)	0.10	(0.19)	—*	(0.19)
Year ended 3-31-2010(4)	4.21	0.18(3)	0.63	0.81	(0.17)	(0.01)	(0.18)
Class I Shares							
Year ended 3-31-2013	5.23	0.22(3)	0.24	0.46	(0.22)	—	(0.22)
Year ended 3-31-2012	4.75	0.25(3)	0.48	0.73	(0.25)	—	(0.25)
Year ended 3-31-2011	4.84	0.24(3)	(0.09)	0.15	(0.24)	—*	(0.24)
Year ended 3-31-2010(6)	4.21	0.23(3)	0.63	0.86	(0.22)	(0.01)	(0.23)
Period ended 5-17-2009(7)	4.48	0.16(3)	(0.27)	(0.11)	(0.16)	—	(0.16)
Year ended 9-30-2008(7)	5.00	0.24	(0.51)	(0.27)	(0.25)	—	(0.25)
Year ended 9-30-2007(7)	5.10	0.25	(0.10)	0.15	(0.25)	—	(0.25)
Class Y Shares							
Year ended 3-31-2013	5.23	0.21(3)	0.24	0.45	(0.21)	—	(0.21)
Year ended 3-31-2012	4.75	0.24(3)	0.49	0.73	(0.25)	—	(0.25)
Year ended 3-31-2011	4.84	0.22(3)	(0.09)	0.13	(0.22)	—*	(0.22)
Year ended 3-31-2010(4)	4.21	0.15(3)	0.64	0.79	(0.15)	(0.01)	(0.16)

** Not shown due to rounding.*

(1) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(2) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(3) Based on average weekly shares outstanding.

(4) For the period from May 18, 2009 (commencement of operations of the class) through March 31, 2010.

(5) Annualized.

(6) The Ivy Municipal High Income Fund commenced operations on May 18, 2009 after the reorganization of the Class Y shares of Waddell & Reed Advisors Municipal High Income Fund into Class I shares of the Fund. The information shown is for a share outstanding during the fiscal period from May 18, 2009 through March 31, 2010 for Ivy Municipal High Income Fund.

(7) The information shown is for a share outstanding during the fiscal year or period ended for Class Y of the Waddell & Reed Advisors Municipal High Income Fund prior to the reorganization.

(8) The return shown for Class Y is hypothetical because there were no shares or assets for the period from July 28, 2009 through October 7, 2009. Class A data has been substituted for Class Y data during that period.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[2]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[2]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2013	$5.47	8.71%	$545	0.84%	3.91%	0.85%	3.90%	9%
Year ended 3-31-2012	5.23	15.62	384	0.87	4.88	0.90	4.85	4
Year ended 3-31-2011	4.75	2.71	146	0.94	4.63	0.98	4.59	13
Year ended 3-31-2010[4]	4.84	20.45	25	0.95[5]	5.41[5]	1.68[5]	4.68[5]	14[5]
Class B Shares								
Year ended 3-31-2013	5.47	7.86	19	1.62	3.12	1.63	3.11	9
Year ended 3-31-2012	5.23	14.70	12	1.67	4.07	1.70	4.04	4
Year ended 3-31-2011	4.75	1.87	4	1.72	3.82	1.76	3.78	13
Year ended 3-31-2010[4]	4.84	19.59	2	1.72[5]	4.52[5]	2.38[5]	3.86[5]	14[5]
Class C Shares								
Year ended 3-31-2013	5.47	7.92	323	1.57	3.17	1.59	3.15	9
Year ended 3-31-2012	5.23	14.77	198	1.62	4.12	1.65	4.09	4
Year ended 3-31-2011	4.75	1.91	65	1.67	3.89	1.71	3.85	13
Year ended 3-31-2010[4]	4.84	19.55	8	1.76[5]	4.54[5]	2.42[5]	3.88[5]	14[5]
Class I Shares								
Year ended 3-31-2013	5.47	8.88	749	0.68	4.06	0.69	4.05	9
Year ended 3-31-2012	5.23	15.82	416	0.70	5.04	0.74	5.00	4
Year ended 3-31-2011	4.75	2.98	131	0.70	4.90	0.79	4.81	13
Year ended 3-31-2010[6]	4.84	20.68	8	0.70[5]	5.77[5]	1.53[5]	4.94[5]	14[5]
Period ended 5-17-2009[7]	4.21	-4.72	—*	0.87[5]	6.35[5]	0.91[5]	6.31[5]	28[5]
Year ended 9-30-2008[7]	4.48	-5.67	—*	0.70	5.03	0.74	4.99	26
Year ended 9-30-2007[7]	5.00	2.92	—*	0.75	4.90	0.79	4.86	33
Class Y Shares								
Year ended 3-31-2013	5.47	8.71	34	0.84	3.92	0.94	3.82	9
Year ended 3-31-2012	5.23	15.65	26	0.87	4.83	0.99	4.71	4
Year ended 3-31-2011	4.75	2.73	6	0.94	4.76	1.05	4.65	13
Year ended 3-31-2010[4]	4.84	19.02[8]	1	1.10[5]	5.10[5]	1.76[5]	4.44[5]	14[5]

See Accompanying Notes to Financial Statements.

IVY PACIFIC OPPORTUNITIES FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2013	$13.98	$ 0.03(2)	$(0.03)	$ 0.00	$(0.10)	$ —	$(0.10)
Year ended 3-31-2012	16.94	0.01(2)	(2.39)	(2.38)	(0.06)	(0.52)	(0.58)
Year ended 3-31-2011	14.84	(0.01)(2)	2.11	2.10	—	—	—
Year ended 3-31-2010	8.86	(0.08)(2)	6.06	5.98	—	—	—
Year ended 3-31-2009	17.61	0.05	(6.96)	(6.91)	—	(1.84)	(1.84)
Class B Shares							
Year ended 3-31-2013	11.92	(0.10)(2)	(0.04)	(0.14)	—*	—	—*
Year ended 3-31-2012	14.64	(0.13)(2)	(2.07)	(2.20)	—	(0.52)	(0.52)
Year ended 3-31-2011	12.97	(0.15)(2)	1.82	1.67	—	—	—
Year ended 3-31-2010	7.83	(0.19)(2)	5.33	5.14	—	—	—
Year ended 3-31-2009	16.01	(0.09)	(6.30)	(6.39)	—	(1.79)	(1.79)
Class C Shares							
Year ended 3-31-2013	12.36	(0.06)(2)	(0.03)	(0.09)	(0.04)	—	(0.04)
Year ended 3-31-2012	15.10	(0.08)(2)	(2.14)	(2.22)	—	(0.52)	(0.52)
Year ended 3-31-2011	13.33	(0.10)(2)	1.87	1.77	—	—	—
Year ended 3-31-2010	8.01	(0.17)(2)	5.49	5.32	—	—	—
Year ended 3-31-2009	16.27	(0.09)	(6.37)	(6.46)	—	(1.80)	(1.80)
Class E Shares(3)							
Year ended 3-31-2013	14.12	0.09(2)	(0.03)	0.06	(0.14)	—	(0.14)
Year ended 3-31-2012	17.15	0.06(2)	(2.41)	(2.35)	(0.16)	(0.52)	(0.68)
Year ended 3-31-2011	14.98	0.05(2)	2.12	2.17	—	—	—
Year ended 3-31-2010	8.90	(0.01)(2)	6.09	6.08	—	—	—
Year ended 3-31-2009	17.62	0.07	(6.93)	(6.86)	—	(1.86)	(1.86)
Class I Shares							
Year ended 3-31-2013	14.30	0.10(2)	(0.02)	0.08	(0.15)	—	(0.15)
Year ended 3-31-2012	17.39	0.08(2)	(2.46)	(2.38)	(0.19)	(0.52)	(0.71)
Year ended 3-31-2011	15.16	0.05(2)	2.18	2.23	—	—	—
Year ended 3-31-2010	9.00	(0.01)(2)	6.17	6.16	—	—	—
Year ended 3-31-2009	17.77	0.10(2)	(7.00)	(6.90)	—	(1.87)	(1.87)
Class R Shares							
Year ended 3-31-2013(4)	14.07	(0.04)(2)	(0.16)	(0.20)	—	—	—
Class Y Shares							
Year ended 3-31-2013	14.22	0.09(2)	(0.05)	0.04	(0.13)	—	(0.13)
Year ended 3-31-2012	17.25	0.05(2)	(2.44)	(2.39)	(0.12)	(0.52)	(0.64)
Year ended 3-31-2011	15.08	0.03(2)	2.14	2.17	—	—	—
Year ended 3-31-2010	8.98	(0.05)(2)	6.15	6.10	—	—	—
Year ended 3-31-2009	17.75	0.08	(6.99)	(6.91)	—	(1.86)	(1.86)

** Not shown due to rounding.*

(1) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(2) Based on average weekly shares outstanding.

(3) Class is closed to investment.

(4) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.

(5) Annualized.

(6) For the fiscal year ended March 31, 2013.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Portfolio Turnover Rate
Class A Shares						
Year ended 3-31-2013	$13.88	-0.02%	$491	1.74%	0.25%	142%
Year ended 3-31-2012	13.98	-13.71	504	1.75	0.04	97
Year ended 3-31-2011	16.94	14.15	600	1.72	-0.07	137
Year ended 3-31-2010	14.84	67.50	514	1.83	-0.61	81
Year ended 3-31-2009	8.86	-38.76	239	1.92	0.37	112
Class B Shares						
Year ended 3-31-2013	11.78	-1.13	8	2.94	-0.88	142
Year ended 3-31-2012	11.92	-14.69	10	2.88	-1.03	97
Year ended 3-31-2011	14.64	12.88	16	2.81	-1.07	137
Year ended 3-31-2010	12.97	65.65	17	2.91	-1.64	81
Year ended 3-31-2009	7.83	-39.46	10	3.07	-0.77	112
Class C Shares						
Year ended 3-31-2013	12.23	-0.77	16	2.53	-0.48	142
Year ended 3-31-2012	12.36	-14.37	20	2.51	-0.63	97
Year ended 3-31-2011	15.10	13.28	32	2.46	-0.73	137
Year ended 3-31-2010	13.33	66.42	35	2.56	-1.38	81
Year ended 3-31-2009	8.01	-39.22	16	2.69	-0.36	112
Class E Shares[3]						
Year ended 3-31-2013	14.04	0.40	—*	1.34	0.64	142
Year ended 3-31-2012	14.12	-13.32	—*	1.37	0.41	97
Year ended 3-31-2011	17.15	14.49	—*	1.36	0.30	137
Year ended 3-31-2010	14.98	68.32	—*	1.42	-0.11	81
Year ended 3-31-2009	8.90	-38.43	—*	1.44	0.79	112
Class I Shares						
Year ended 3-31-2013	14.23	0.55	147	1.22	0.69	142
Year ended 3-31-2012	14.30	-13.28	138	1.25	0.52	97
Year ended 3-31-2011	17.39	14.71	159	1.24	0.28	137
Year ended 3-31-2010	15.16	68.44	104	1.29	-0.11	81
Year ended 3-31-2009	9.00	-38.34	45	1.31	0.81	112
Class R Shares						
Year ended 3-31-2013[4]	13.87	-1.35	—*	1.80[5]	-1.09[5]	142[6]
Class Y Shares						
Year ended 3-31-2013	14.13	0.31	5	1.47	0.63	142
Year ended 3-31-2012	14.22	-13.48	6	1.50	0.30	97
Year ended 3-31-2011	17.25	14.39	9	1.50	0.22	137
Year ended 3-31-2010	15.08	67.93	9	1.55	-0.38	81
Year ended 3-31-2009	8.98	-38.47	4	1.57	0.69	112

See Accompanying Notes to Financial Statements.

IVY SMALL CAP GROWTH FUND

	Net Asset Value, Beginning of Period	Net Investment Loss	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2013	$14.51	$(0.14)(3)	$ 2.35	$ 2.21	$—	$(0.39)	$(0.39)
Year ended 3-31-2012	15.39	(0.17)(3)	(0.21)	(0.38)	—	(0.50)	(0.50)
Year ended 3-31-2011	11.40	(0.13)(3)	4.12	3.99	—	—	—
Year ended 3-31-2010	7.08	(0.12)(3)	4.44	4.32	—	—	—
Year ended 3-31-2009	10.31	(0.12)	(3.04)	(3.16)	—	(0.07)	(0.07)
Class B Shares							
Year ended 3-31-2013	12.57	(0.25)(3)	2.02	1.77	—	(0.39)	(0.39)
Year ended 3-31-2012	13.56	(0.28)(3)	(0.21)	(0.49)	—	(0.50)	(0.50)
Year ended 3-31-2011	10.15	(0.23)(3)	3.64	3.41	—	—	—
Year ended 3-31-2010	6.37	(0.20)(3)	3.98	3.78	—	—	—
Year ended 3-31-2009	9.39	(0.37)	(2.58)	(2.95)	—	(0.07)	(0.07)
Class C Shares							
Year ended 3-31-2013	13.12	(0.21)(3)	2.11	1.90	—	(0.39)	(0.39)
Year ended 3-31-2012	14.07	(0.24)(3)	(0.21)	(0.45)	—	(0.50)	(0.50)
Year ended 3-31-2011	10.49	(0.20)(3)	3.78	3.58	—	—	—
Year ended 3-31-2010	6.56	(0.16)(3)	4.09	3.93	—	—	—
Year ended 3-31-2009	9.62	(0.28)	(2.71)	(2.99)	—	(0.07)	(0.07)
Class E Shares							
Year ended 3-31-2013	14.47	(0.15)(3)	2.34	2.19	—	(0.39)	(0.39)
Year ended 3-31-2012	15.36	(0.18)(3)	(0.21)	(0.39)	—	(0.50)	(0.50)
Year ended 3-31-2011	11.38	(0.14)(3)	4.12	3.98	—	—	—
Year ended 3-31-2010	7.06	(0.11)(3)	4.43	4.32	—	—	—
Year ended 3-31-2009	10.29	(0.13)(3)	(3.03)	(3.16)	—	(0.07)	(0.07)
Class I Shares							
Year ended 3-31-2013	16.98	(0.09)(3)	2.76	2.67	—	(0.39)	(0.39)
Year ended 3-31-2012	17.83	(0.13)(3)	(0.22)	(0.35)	—	(0.50)	(0.50)
Year ended 3-31-2011	13.14	(0.09)(3)	4.78	4.69	—	—	—
Year ended 3-31-2010	8.12	(0.07)(3)	5.09	5.02	—	—	—
Year ended 3-31-2009	11.73	(0.07)(3)	(3.47)	(3.54)	—	(0.07)	(0.07)
Class R Shares							
Year ended 3-31-2013	14.48	(0.17)(3)	2.34	2.17	—	(0.39)	(0.39)
Year ended 3-31-2012	15.38	(0.19)(3)	(0.21)	(0.40)	—	(0.50)	(0.50)
Year ended 3-31-2011	11.40	(0.15)(3)	4.13	3.98	—	—	—
Year ended 3-31-2010	7.08	(0.12)(3)	4.44	4.32	—	—	—
Year ended 3-31-2009	10.30	(0.15)	(3.00)	(3.15)	—	(0.07)	(0.07)
Class Y Shares							
Year ended 3-31-2013	16.50	(0.13)(3)	2.68	2.55	—	(0.39)	(0.39)
Year ended 3-31-2012	17.38	(0.16)(3)	(0.22)	(0.38)	—	(0.50)	(0.50)
Year ended 3-31-2011	12.85	(0.12)(3)	4.65	4.53	—	—	—
Year ended 3-31-2010	7.96	(0.10)(3)	4.99	4.89	—	—	—
Year ended 3-31-2009	11.53	(0.10)(3)	(3.40)	(3.50)	—	(0.07)	(0.07)

** Not shown due to rounding.*

(1) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(2) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(3) Based on average weekly shares outstanding.

	Net Asset Value, End of Period	Total Return(1)	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Loss to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver(2)	Ratio of Net Investment Loss to Average Net Assets Excluding Expense Waiver(2)	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2013	$16.33	15.70%	$281	1.49%	-0.97%	—%	—%	38%
Year ended 3-31-2012	14.51	-1.98	241	1.50	-1.21	—	—	65
Year ended 3-31-2011	15.39	35.00	240	1.51	-1.05	—	—	53
Year ended 3-31-2010	11.40	61.02	132	1.66	-1.24	—	—	72
Year ended 3-31-2009	7.08	-30.58	66	1.71	-1.38	—	—	85
Class B Shares								
Year ended 3-31-2013	13.95	14.61	11	2.49	-1.96	—	—	38
Year ended 3-31-2012	12.57	-3.07	10	2.57	-2.27	—	—	65
Year ended 3-31-2011	13.56	33.60	11	2.54	-2.08	—	—	53
Year ended 3-31-2010	10.15	59.34	8	2.77	-2.34	—	—	72
Year ended 3-31-2009	6.37	-31.35	6	2.75	-2.43	—	—	85
Class C Shares								
Year ended 3-31-2013	14.63	15.00	189	2.13	-1.61	—	—	38
Year ended 3-31-2012	13.12	-2.67	181	2.17	-1.87	—	—	65
Year ended 3-31-2011	14.07	34.13	207	2.18	-1.71	—	—	53
Year ended 3-31-2010	10.49	59.91	154	2.29	-1.86	—	—	72
Year ended 3-31-2009	6.56	-31.01	103	2.34	-2.01	—	—	85
Class E Shares								
Year ended 3-31-2013	16.27	15.61	3	1.56	-1.03	2.06	-1.53	38
Year ended 3-31-2012	14.47	-2.05	3	1.56	-1.27	2.08	-1.79	65
Year ended 3-31-2011	15.36	34.97	3	1.56	-1.08	2.17	-1.69	53
Year ended 3-31-2010	11.38	61.19	1	1.56	-1.14	2.69	-2.27	72
Year ended 3-31-2009	7.06	-30.64	1	1.90	-1.57	2.82	-2.49	85
Class I Shares								
Year ended 3-31-2013	19.26	16.13	176	1.07	-0.54	—	—	38
Year ended 3-31-2012	16.98	-1.54	119	1.07	-0.79	—	—	65
Year ended 3-31-2011	17.83	35.69	84	1.07	-0.61	—	—	53
Year ended 3-31-2010	13.14	61.82	8	1.10	-0.68	—	—	72
Year ended 3-31-2009	8.12	-30.12	4	1.09	-0.76	—	—	85
Class R Shares								
Year ended 3-31-2013	16.26	15.45	22	1.67	-1.15	—	—	38
Year ended 3-31-2012	14.48	-2.11	17	1.66	-1.37	—	—	65
Year ended 3-31-2011	15.38	34.91	15	1.62	-1.16	—	—	53
Year ended 3-31-2010	11.40	61.02	4	1.64	-1.24	—	—	72
Year ended 3-31-2009	7.08	-30.52	—*	1.63	-1.30	—	—	85
Class Y Shares								
Year ended 3-31-2013	18.66	15.87	220	1.31	-0.79	—	—	38
Year ended 3-31-2012	16.50	-1.75	207	1.32	-1.03	—	—	65
Year ended 3-31-2011	17.38	35.25	222	1.33	-0.86	—	—	53
Year ended 3-31-2010	12.85	61.43	124	1.35	-0.92	—	—	72
Year ended 3-31-2009	7.96	-30.30	70	1.34	-1.01	—	—	85

See Accompanying Notes to Financial Statements.

IVY SMALL CAP VALUE FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2013	$14.96	$ 0.02[2]	$ 2.82	$ 2.84	$ —	$(0.57)	$(0.57)
Year ended 3-31-2012	18.12	0.00[2]	(1.69)	(1.69)	(0.01)	(1.46)	(1.47)
Year ended 3-31-2011	14.99	0.03[2]	3.10	3.13	—	—	—
Year ended 3-31-2010	9.87	(0.07)[2]	5.19	5.12	—	—	—
Year ended 3-31-2009	12.96	(0.06)	(3.03)	(3.09)	—	—	—
Class B Shares							
Year ended 3-31-2013	13.48	(0.13)[2]	2.50	2.37	—	(0.46)	(0.46)
Year ended 3-31-2012	16.66	(0.15)[2]	(1.57)	(1.72)	—	(1.46)	(1.46)
Year ended 3-31-2011	13.95	(0.15)[2]	2.86	2.71	—	—	—
Year ended 3-31-2010	9.29	(0.21)[2]	4.87	4.66	—	—	—
Year ended 3-31-2009	12.34	(0.23)	(2.82)	(3.05)	—	—	—
Class C Shares							
Year ended 3-31-2013	13.92	(0.08)[2]	2.60	2.52	—	(0.50)	(0.50)
Year ended 3-31-2012	17.09	(0.10)[2]	(1.61)	(1.71)	—	(1.46)	(1.46)
Year ended 3-31-2011	14.25	(0.08)[2]	2.92	2.84	—	—	—
Year ended 3-31-2010	9.45	(0.16)[2]	4.96	4.80	—	—	—
Year ended 3-31-2009	12.51	(0.11)	(2.95)	(3.06)	—	—	—
Class E Shares[3]							
Year ended 3-31-2013	15.25	0.10[2]	2.85	2.95	—	(0.61)	(0.61)
Year ended 3-31-2012	18.43	0.07[2]	(1.71)	(1.64)	(0.08)	(1.46)	(1.54)
Year ended 3-31-2011	15.19	0.10[2]	3.14	3.24	—	—	—
Year ended 3-31-2010	9.94	(0.01)[2]	5.26	5.25	—	—	—
Year ended 3-31-2009	12.98	0.01	(3.05)	(3.04)	—	—	—
Class I Shares							
Year ended 3-31-2013	15.61	0.11[2]	2.94	3.05	—	(0.63)	(0.63)
Year ended 3-31-2012	18.83	0.07[2]	(1.73)	(1.66)	(0.10)	(1.46)	(1.56)
Year ended 3-31-2011	15.49	0.13[2]	3.21	3.34	—	—	—
Year ended 3-31-2010	10.13	0.00[2]	5.36	5.36	—	—	—
Year ended 3-31-2009	13.20	0.02[2]	(3.09)	(3.07)	—	—	—
Class R Shares							
Year ended 3-31-2013[4]	15.24	(0.02)[2]	2.01	1.99	—	—	—
Class Y Shares							
Year ended 3-31-2013	15.38	0.01[2]	2.95	2.96	—	(0.60)	(0.60)
Year ended 3-31-2012	18.58	0.04[2]	(1.72)	(1.68)	(0.06)	(1.46)	(1.52)
Year ended 3-31-2011	15.33	0.08[2]	3.17	3.25	—	—	—
Year ended 3-31-2010	10.05	(0.02)[2]	5.30	5.28	—	—	—
Year ended 3-31-2009	13.13	(0.01)[2]	(3.07)	(3.08)	—	—	—

** Not shown due to rounding.*

(1) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(2) Based on average weekly shares outstanding.

(3) Class is closed to investment.

(4) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.

(5) Annualized.

(6) For the fiscal year ended March 31, 2013.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Portfolio Turnover Rate
Class A Shares						
Year ended 3-31-2013	$17.23	19.49%	$226	1.66%	0.15%	52%
Year ended 3-31-2012	14.96	-8.06	209	1.67	0.00	50
Year ended 3-31-2011	18.12	20.88	254	1.65	0.19	73
Year ended 3-31-2010	14.99	51.87	202	1.77	-0.55	100
Year ended 3-31-2009	9.87	-23.84	106	1.93	-0.54	101
Class B Shares						
Year ended 3-31-2013	15.39	18.22	4	2.78	-0.97	52
Year ended 3-31-2012	13.48	-9.09	4	2.78	-1.09	50
Year ended 3-31-2011	16.66	19.43	6	2.85	-1.07	73
Year ended 3-31-2010	13.95	50.16	7	2.99	-1.77	100
Year ended 3-31-2009	9.29	-24.72	4	3.04	-1.67	101
Class C Shares						
Year ended 3-31-2013	15.94	18.74	16	2.35	-0.54	52
Year ended 3-31-2012	13.92	-8.80	16	2.40	-0.72	50
Year ended 3-31-2011	17.09	19.93	19	2.42	-0.57	73
Year ended 3-31-2010	14.25	50.79	14	2.55	-1.33	100
Year ended 3-31-2009	9.45	-24.46	6	2.72	-1.34	101
Class E Shares[3]						
Year ended 3-31-2013	17.59	20.03	—*	1.22	0.61	52
Year ended 3-31-2012	15.25	-7.68	—*	1.23	0.44	50
Year ended 3-31-2011	18.43	21.33	—*	1.24	0.61	73
Year ended 3-31-2010	15.19	52.82	—*	1.27	-0.05	100
Year ended 3-31-2009	9.94	-23.42	—*	1.30	0.07	101
Class I Shares						
Year ended 3-31-2013	18.03	20.17	19	1.11	0.72	52
Year ended 3-31-2012	15.61	-7.59	16	1.11	0.48	50
Year ended 3-31-2011	18.83	21.56	4	1.12	0.78	73
Year ended 3-31-2010	15.49	52.91	2	1.18	0.04	100
Year ended 3-31-2009	10.13	-23.26	1	1.18	0.20	101
Class R Shares						
Year ended 3-31-2013[4]	17.23	13.06	—*	1.68[5]	-0.44[5]	52[6]
Class Y Shares						
Year ended 3-31-2013	17.74	19.85	7	1.41	0.05	52
Year ended 3-31-2012	15.38	-7.87	22	1.39	0.28	50
Year ended 3-31-2011	18.58	21.20	26	1.39	0.47	73
Year ended 3-31-2010	15.33	52.54	19	1.40	-0.17	100
Year ended 3-31-2009	10.05	-23.46	8	1.42	-0.06	101

See Accompanying Notes to Financial Statements.

IVY TAX-MANAGED EQUITY FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2013	$13.15	$ 0.05[3]	$ 0.99	$ 1.04	$(0.06)	$—	$(0.06)
Year ended 3-31-2012	12.15	(0.03)[3]	1.03	1.00	—	—	—
Year ended 3-31-2011	10.78	(0.10)[3]	1.47	1.37	—	—	—
Year ended 3-31-2010[4]	8.62	(0.11)[3]	2.27	2.16	—	—	—
Class B Shares							
Year ended 3-31-2013	12.92	(0.03)[3]	0.99	0.96	(0.01)	—	(0.01)
Year ended 3-31-2012	12.01	(0.10)[3]	1.01	0.91	—	—	—
Year ended 3-31-2011	10.72	(0.17)[3]	1.46	1.29	—	—	—
Year ended 3-31-2010[4]	8.62	(0.15)[3]	2.25	2.10	—	—	—
Class C Shares							
Year ended 3-31-2013	12.91	(0.03)[3]	0.97	0.94	—	—	—
Year ended 3-31-2012	12.01	(0.11)[3]	1.01	0.90	—	—	—
Year ended 3-31-2011	10.72	(0.17)[3]	1.46	1.29	—	—	—
Year ended 3-31-2010[4]	8.62	(0.15)[3]	2.25	2.10	—	—	—
Class I Shares							
Year ended 3-31-2013	13.27	0.09[3]	0.92	1.01	(0.08)	—	(0.08)
Year ended 3-31-2012	12.22	0.00[3]	1.05	1.05	—	—	—
Year ended 3-31-2011	10.81	(0.08)[3]	1.49	1.41	—	—	—
Year ended 3-31-2010[6]	8.62	(0.07)[3]	2.26	2.19	—	—	—
Period ended 5-17-2009[7]	11.51	(0.07)[3]	(2.82)	(2.89)	—	—	—
Year ended 6-30-2008[7]	11.00	(0.12)	0.63	0.51	—	—	—
Year ended 6-30-2007[7]	9.32	(0.02)	1.70	1.68	—	—	—
Class Y Shares							
Year ended 3-31-2013	13.16	0.05[3]	1.00	1.05	(0.06)	—	(0.06)
Year ended 3-31-2012	12.15	(0.02)[3]	1.03	1.01	—	—	—
Year ended 3-31-2011	10.78	(0.10)[3]	1.47	1.37	—	—	—
Year ended 3-31-2010[4]	8.62	(0.07)[3]	2.23	2.16	—	—	—

** Not shown due to rounding.*

(1) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(2) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(3) Based on average weekly shares outstanding.

(4) For the period from May 18, 2009 (commencement of operations of the class) through March 31, 2010.

(5) Annualized.

(6) The Ivy Tax-Managed Equity Fund commenced operations on May 18, 2009 after the reorganization of the Class Y shares of Waddell & Reed Advisors Tax-Managed Equity Fund into Class I shares of the Fund. The information shown is for a share outstanding during the fiscal period from May 18, 2009 through March 31, 2010 for Ivy Tax-Managed Equity Fund.

(7) The information shown is for a share outstanding during the fiscal year or period ended for Class Y of the Waddell & Reed Advisors Tax-Managed Equity Fund prior to the reorganization.

(8) The return shown for Class Y is hypothetical because there were no shares or assets for the period from July 28, 2009 through October 7, 2009. Class A data has been substituted for Class Y data during that period.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[2]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[2]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2013	$14.13	7.91%	$24	1.14%	0.34%	1.63%	-0.15%	26%
Year ended 3-31-2012	13.15	8.23	15	1.32	-0.27	1.97	-0.92	26
Year ended 3-31-2011	12.15	12.71	9	2.10	-0.93	2.75	-1.58	41
Year ended 3-31-2010[4]	10.78	25.06	3	2.57[5]	-1.26[5]	4.33[5]	-3.02[5]	19[5]
Class B Shares								
Year ended 3-31-2013	13.87	7.41	1	1.69	-0.22	2.19	-0.72	26
Year ended 3-31-2012	12.92	7.58	1	1.90	-0.85	2.55	-1.50	26
Year ended 3-31-2011	12.01	12.03	1	2.74	-1.56	3.39	-2.21	41
Year ended 3-31-2010[4]	10.72	24.36	—*	3.12[5]	-1.81[5]	4.88[5]	-3.57[5]	19[5]
Class C Shares								
Year ended 3-31-2013	13.85	7.28	1	1.76	-0.24	2.26	-0.74	26
Year ended 3-31-2012	12.91	7.49	1	1.97	-0.92	2.62	-1.57	26
Year ended 3-31-2011	12.01	12.03	1	2.75	-1.57	3.40	-2.22	41
Year ended 3-31-2010[4]	10.72	24.36	1	3.13[5]	-1.82[5]	4.89[5]	-3.58[5]	19[5]
Class I Shares								
Year ended 3-31-2013	14.20	7.70	1	0.80	0.68	1.30	0.18	26
Year ended 3-31-2012	13.27	8.59	1	1.02	0.03	1.67	-0.62	26
Year ended 3-31-2011	12.22	13.04	1	1.87	-0.70	2.52	-1.35	41
Year ended 3-31-2010[6]	10.81	25.41	1	2.11[5]	-0.82[5]	4.03[5]	-2.74[5]	19[5]
Period ended 5-17-2009[7]	8.62	-25.11	—*	2.42[5]	-1.05[5]	—	—	40
Year ended 6-30-2008[7]	11.51	4.64	—*	2.11	-0.97	—	—	27
Year ended 6-30-2007[7]	11.00	18.03	—*	1.24	-0.23	—	—	55[5]
Class Y Shares								
Year ended 3-31-2013	14.15	8.12	1	1.02	0.39	1.51	-0.10	26
Year ended 3-31-2012	13.16	8.31	1	1.25	-0.17	1.90	-0.82	26
Year ended 3-31-2011	12.15	12.71	1	2.09	-0.91	2.74	-1.56	41
Year ended 3-31-2010[4]	10.78	25.06[8]	—*	2.52[5]	-1.11[5]	4.28[5]	-2.87[5]	19[5]

See Accompanying Notes to Financial Statements.

IVY VALUE FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Distributions From Return of Capital	Total Distributions
Class A Shares								
Year ended 3-31-2013	$17.57	$ 0.15(3)	$ 2.73	$ 2.88	$(0.15)	$ —*	$ —	$(0.15)
Year ended 3-31-2012	17.93	0.13(3)	(0.19)	(0.06)	(0.12)	(0.18)	—	(0.30)
Year ended 3-31-2011	15.56	(0.02)(3)	2.39	2.37	—	—	—	—
Year ended 3-31-2010	9.94	0.02(3)	5.65	5.67	(0.03)	—	(0.02)	(0.05)
Year ended 3-31-2009	15.95	0.13	(6.03)	(5.90)	(0.11)	—	—	(0.11)
Class B Shares								
Year ended 3-31-2013	16.72	(0.03)(3)	2.59	2.56	—	—*	—	—*
Year ended 3-31-2012	17.15	(0.07)(3)	(0.18)	(0.25)	—	(0.18)	—	(0.18)
Year ended 3-31-2011	15.12	(0.25)(3)	2.28	2.03	—	—	—	—
Year ended 3-31-2010	9.78	(0.17)(3)	5.51	5.34	—	—	—	—
Year ended 3-31-2009	15.76	(0.10)	(5.88)	(5.98)	—	—	—	—
Class C Shares								
Year ended 3-31-2013	17.16	0.02(3)	2.67	2.69	(0.05)	—*	—	(0.05)
Year ended 3-31-2012	17.53	0.00(3)	(0.17)	(0.17)	(0.02)	(0.18)	—	(0.20)
Year ended 3-31-2011	15.34	(0.14)(3)	2.33	2.19	—	—	—	—
Year ended 3-31-2010	9.86	(0.08)(3)	5.56	5.48	—	—	—	—
Year ended 3-31-2009	15.83	0.00(3)	(5.97)	(5.97)	—	—	—	—
Class E Shares(4)								
Year ended 3-31-2013	17.61	0.20(3)	2.74	2.94	(0.19)	—*	—	(0.19)
Year ended 3-31-2012	18.03	0.18(3)	(0.19)	(0.01)	(0.23)	(0.18)	—	(0.41)
Year ended 3-31-2011	15.60	0.04(3)	2.39	2.43	—	—	—	—
Year ended 3-31-2010	9.95	0.06(3)	5.70	5.76	(0.06)	—	(0.05)	(0.11)
Year ended 3-31-2009	15.97	0.20	(6.04)	(5.84)	(0.18)	—	—	(0.18)
Class I Shares								
Year ended 3-31-2013	17.61	0.22(3)	2.74	2.96	(0.21)	—*	—	(0.21)
Year ended 3-31-2012	18.05	0.21(3)	(0.20)	0.01	(0.27)	(0.18)	—	(0.45)
Year ended 3-31-2011	15.60	0.08(3)	2.37	2.45	—	—	—	—
Year ended 3-31-2010	9.95	0.06(3)	5.71	5.77	(0.06)	—	(0.06)	(0.12)
Year ended 3-31-2009	15.97	0.22	(6.04)	(5.82)	(0.20)	—	—	(0.20)
Class R Shares								
Year ended 3-31-2013(5)	18.17	0.04(3)	2.07	2.11	—	—	—	—
Class Y Shares								
Year ended 3-31-2013	17.59	0.17(3)	2.75	2.92	(0.18)	—*	—	(0.18)
Year ended 3-31-2012	17.99	0.14(3)	(0.17)	(0.03)	(0.19)	(0.18)	—	(0.37)
Year ended 3-31-2011	15.58	0.02(3)	2.39	2.41	—	—	—	—
Year ended 3-31-2010	9.95	0.04(3)	5.67	5.71	(0.04)	—	(0.04)	(0.08)
Year ended 3-31-2009	15.96	0.26	(6.11)	(5.85)	(0.16)	—	—	(0.16)

** Not shown due to rounding.*

(1) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(2) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(3) Based on average weekly shares outstanding.

(4) Class is closed to investment.

(5) For the period from December 19, 2012 (commencement of operations of the class) through March 31, 2013.

(6) Annualized.

(7) For the fiscal year ended March 31, 2013.

	Net Asset Value, End of Period	Total Return[1]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[2]	Ratio of Net Investment Loss to Average Net Assets Excluding Expense Waiver[2]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2013	$20.30	16.59%	$156	1.43%	0.82%	—%	—%	57%
Year ended 3-31-2012	17.57	-0.13	106	1.53	0.77	—	—	54
Year ended 3-31-2011	17.93	15.23	87	1.59	-0.12	1.66	-0.19	40
Year ended 3-31-2010	15.56	57.09	56	1.85	0.26	—	—	77
Year ended 3-31-2009	9.94	-37.09	34	1.79	0.98	—	—	57
Class B Shares								
Year ended 3-31-2013	19.28	15.40	5	2.43	-0.16	—	—	57
Year ended 3-31-2012	16.72	-1.34	3	2.78	-0.47	—	—	54
Year ended 3-31-2011	17.15	13.43	3	3.12	-1.66	—	—	40
Year ended 3-31-2010	15.12	54.60	3	3.40	-1.28	—	—	77
Year ended 3-31-2009	9.78	-37.94	2	3.08	-0.35	—	—	57
Class C Shares								
Year ended 3-31-2013	19.80	15.77	9	2.13	0.12	—	—	57
Year ended 3-31-2012	17.16	-0.85	8	2.25	0.02	—	—	54
Year ended 3-31-2011	17.53	14.28	8	2.40	-0.92	—	—	40
Year ended 3-31-2010	15.34	55.58	5	2.70	-0.63	—	—	77
Year ended 3-31-2009	9.86	-37.71	2	2.79	0.01	—	—	57
Class E Shares[4]								
Year ended 3-31-2013	20.36	16.93	—*	1.14	1.11	—	—	57
Year ended 3-31-2012	17.61	0.26	—*	1.18	1.08	—	—	54
Year ended 3-31-2011	18.03	15.58	—*	1.24	0.22	—	—	40
Year ended 3-31-2010	15.60	58.05	—*	1.29	0.82	—	—	77
Year ended 3-31-2009	9.95	-36.75	—*	1.25	1.52	—	—	57
Class I Shares								
Year ended 3-31-2013	20.36	17.03	4	1.02	1.21	—	—	57
Year ended 3-31-2012	17.61	0.38	3	1.06	1.25	—	—	54
Year ended 3-31-2011	18.05	15.71	2	1.12	0.47	—	—	40
Year ended 3-31-2010	15.60	58.20	—*	1.15	0.87	—	—	77
Year ended 3-31-2009	9.95	-36.67	—*	1.11	1.66	—	—	57
Class R Shares								
Year ended 3-31-2013[5]	20.28	11.61	—*	1.55[6]	0.73[6]	—	—	57[7]
Class Y Shares								
Year ended 3-31-2013	20.33	16.78	2	1.27	0.97	—	—	57
Year ended 3-31-2012	17.59	0.09	2	1.31	0.86	—	—	54
Year ended 3-31-2011	17.99	15.47	2	1.37	0.11	—	—	40
Year ended 3-31-2010	15.58	57.52	1	1.54	0.57	—	—	77
Year ended 3-31-2009	9.95	-36.80	—*	1.40	1.41	—	—	57

See Accompanying Notes to Financial Statements.

1. ORGANIZATION

Ivy Funds, a Delaware statutory trust (the "Trust"), is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management investment company. Ivy Bond Fund, Ivy Core Equity Fund, Ivy Cundill Global Value Fund, Ivy Dividend Opportunities Fund, Ivy European Opportunities Fund, Ivy Global Bond Fund, Ivy Global Equity Income Fund, Ivy Global Income Allocation Fund, Ivy High Income Fund, Ivy International Core Equity Fund, Ivy International Growth Fund, Ivy Large Cap Growth Fund, Ivy Limited-Term Bond Fund, Ivy Managed European/Pacific Fund, Ivy Managed International Opportunities Fund, Ivy Micro Cap Growth Fund, Ivy Mid Cap Growth Fund, Ivy Money Market Fund, Ivy Municipal Bond Fund, Ivy Municipal High Income Fund, Ivy Pacific Opportunities Fund, Ivy Small Cap Growth Fund, Ivy Small Cap Value Fund, Ivy Tax-Managed Equity Fund and Ivy Value Fund (each, a "Fund") are 25 series of the Trust and are the only series of the Trust included in these financial statements. The investment objective(s), policies and risk factors of each Fund are described more fully in the Funds' Prospectus and Statement of Additional Information. Each Fund's investment manager is Ivy Investment Management Company ("IICO" or the "Manager").

Each Fund offers Class A, Class B and Class C shares. Certain Funds may also offer Class E, Class I, Class R and/or Class Y shares. Class A and Class E shares are sold at their offering price, which is normally net asset value plus a front-end sales charge. Class B and Class C shares are sold without a front-end sales charge, but may be subject to a contingent deferred sales charge ("CDSC"). Class I, Class R and Class Y shares are sold without either a front-end sales charge or a CDSC. All classes of shares have identical rights and voting privileges with respect to the Fund in general and exclusive voting rights on matters that affect that class alone. Net investment income, net assets and net asset value per share may differ due to each class having its own expenses, such as transfer agent and shareholder servicing fees, directly attributable to that class. Class A, B, C, E, R and Y have a distribution and service plan. Class I shares are not included in the plan. Class B shares will automatically convert to Class A shares 96 months after the date of purchase.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies consistently followed by each Fund.

Security Transactions and Related Investment Income. Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Realized gains and losses are calculated on the identified cost basis. Interest income is recorded on the accrual basis and includes paydown gain (loss) and accretion of discounts and amortization of premiums. Dividend income is recorded on the ex-dividend date, except certain dividends from foreign securities where the ex-dividend date may have passed, which are recorded as soon as the Fund is informed of the ex-dividend date. All or a portion of the distributions received from a real estate investment trust or publicly traded partnership may be designated as a reduction of cost of the related investment and/or realized gain.

Foreign Currency Translation. Each Fund's accounting records are maintained in U.S. dollars. All assets and liabilities denominated in foreign currencies are translated into U.S. dollars daily, using foreign exchange rates obtained from an independent pricing service authorized by the Board of Trustees of the Trust (the "Board"). Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translation arise from changes in currency exchange rates. Each Fund combines fluctuations from currency exchange rates and fluctuations in market value when computing net realized gain (loss) and net change in unrealized appreciation (depreciation) on investments. Foreign exchange rates are valued as of the close of the New York Stock Exchange ("NYSE"), normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

Allocation of Income, Expenses, Gains and Losses. Income, expenses (other than those attributable to a specific class), gains and losses are allocated on a daily basis to each class of shares based upon the relative proportion of net assets represented by such class. Operating expenses directly attributable to a specific class are charged against the operations of that class.

It is the policy of each Fund to distribute all of its taxable income and capital gains to its shareholders and otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, each Fund intends to pay distributions as required to avoid imposition of excise tax. Accordingly, no provision has been made for Federal income taxes. Management of the Trust periodically reviews all tax positions to assess that it is more likely than not that the position would be sustained upon examination by the relevant tax authority based on the technical merits of each position. As of and for the year ended March 31, 2013, management believes that no liability for unrecognized tax positions is required. The Funds are subject to examination by U.S. federal and state authorities for returns filed for tax years after 2008.

Dividends and Distributions to Shareholders. Dividends and distributions to shareholders are recorded by each Fund on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America ("U.S. GAAP"). If the total dividends and distributions made in any tax year exceeds net investment income and accumulated realized capital gains, a portion of the total distribution may be treated as a tax return of capital.

Segregation and Collateralization. In cases in which the 1940 Act and the interpretive positions of the Securities and Exchange Commission ("SEC") require that a Fund either deliver collateral or segregate assets in connection with certain investments (e.g., dollar rolls, financial futures contracts, foreign currency exchange contracts, options written, securities with extended settlement periods and swaps), the Fund will segregate collateral or designate on its books and records cash or other liquid securities having a market value at least equal to the amount that is required to be physically segregated for the benefit of the counterparty. Furthermore, based on requirements and agreements with certain exchanges and third party broker-dealers, each party has requirements to deliver/deposit cash or securities as collateral for certain investments. Certain countries require that cash reserves be held while investing in companies incorporated in that country. These cash reserves and cash collateral that has been pledged to cover obligations of the Funds under derivative contracts, if any, will be reported separately on the Statement of Assets and Liabilities as "Restricted cash." Securities collateral pledged for the same purpose, if any, is noted on the Schedule of Investments.

Concentration of Market and Credit Risk. In the normal course of business, the Funds invest in securities and enter into transactions where risks exist due to fluctuations in the market (market risk) or failure of the issuer of a security to meet all its obligations (issuer credit risk). The value of securities held by the Funds may decline in response to certain events, including those directly involving the issuers whose securities are owned by the Funds; conditions affecting the general economy; overall market changes; local, regional or global political, social or economic instability; and currency and interest rate and price fluctuations. Similar to issuer credit risk, the Funds may be exposed to counterparty credit risk, or the risk that an entity with which the Funds have unsettled or open transactions may fail to or be unable to perform on its commitments. The Funds manage counterparty credit risk by entering into transactions only with counterparties that they believe have the financial resources to honor their obligations and by monitoring the financial stability of those counterparties. Financial assets, which potentially expose the Funds to market, issuer and counterparty credit risks, consist principally of financial instruments and receivables due from counterparties. The extent of the Funds' exposure to market, issuer and counterparty credit risks with respect to these financial assets is generally approximated by their value recorded on the Funds' Statement of Assets and Liabilities, less any collateral held by the Funds.

Certain Funds may hold high-yield and/or non-investment-grade bonds, which may be subject to a greater degree of credit risk. Credit risk relates to the ability of the issuer to meet interest or principal payments or both as they become due. The Funds may acquire securities in default and are not obligated to dispose of securities whose issuers subsequently default.

Certain Funds may enter into financial instrument transactions (such as swaps, futures, options and other derivatives) that may have off-balance sheet market risk. Off-balance sheet market risk exists when the maximum potential loss on a particular financial instrument is greater than the value of such financial instrument, as reflected on the Statement of Assets and Liabilities.

If a Fund invests directly in foreign currencies or in securities that trade in, and receive revenues in, foreign currencies, or in financial derivatives that provide exposure to foreign currencies, it will be subject to the risk that those currencies will decline in value relative to the base currency of the Fund, or, in the case of hedging positions, that the Fund's base currency will decline in value relative to the currency being hedged. Currency rates in foreign countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, intervention (or the failure to intervene) by U.S. or foreign governments, central banks or supranational entities such as the International Monetary Fund, or by the imposition of currency controls or other political developments in the United States or abroad.

Refer to the Funds' prospectus and statement of additional information regarding the risks associated with owning shares in the Funds.

Inflation-Indexed Bonds Certain Funds may invest in inflation-indexed bonds. Inflation-indexed bonds are fixed-income securities whose principal value is periodically adjusted to the rate of inflation. The interest rate on these bonds is generally fixed at issuance at a rate lower than typical bonds. Over the life of an inflation-indexed bond, however, interest will be paid based on a principal value, which is adjusted for inflation. Any increase or decrease in the principal amount of an inflation-indexed bond will be included as interest income on the Statement of Operations, even though investors do not receive their principal until maturity.

Interest Only Obligations. These securities entitle the owner to receive only the interest portion from a bond, Treasury note or pool of mortgages. These securities are generally created by a third party separating a bond or pool of mortgages into distinct interest-only and principal-only securities. As the principal (par) amount of a bond or pool of mortgages is paid down, the amount of interest income earned by the owner will decline as well.

Payment In-Kind Securities Certain Funds may invest in payment in-kind securities. Payment in-kind securities ("PIKs") give the issuer the option at each interest payment date of making interest payments in either cash or additional debt securities. Those additional debt securities usually have the same terms, including maturity dates and interest rates, and associated risks as the original bonds. The daily market quotations of the original bonds may include the accrued interest (referred to as a dirty price) and require a pro-rata adjustment from the unrealized appreciation or depreciation on investments to interest receivable on the Statement of Assets and Liabilities.

Securities on a When-Issued or Delayed Delivery Basis. Certain Funds may purchase securities on a "when-issued" basis, and may purchase or sell securities on a "delayed delivery" basis. "When-issued" or "delayed delivery" refers to securities whose terms and indenture are available and for which a market exists, but which are not available for immediate delivery. Delivery and payment for securities that have been purchased by a Fund on a when-issued basis normally take place within six months and possibly as long as two years or more after the trade date. During this period, such securities do not earn interest, are subject to market fluctuation and may increase or decrease in value prior to their delivery. The purchase of securities on a when-issued basis may increase the volatility of a Fund's net asset value to the extent the Fund executes such transactions while remaining substantially fully invested. When a Fund engages in when-issued or delayed delivery transactions, it relies on the buyer or seller, as the case may be, to complete the transaction. Their failure to do so may cause the Fund to lose the opportunity to obtain or dispose of the security at a price and yield IICO, or the Fund's investment subadviser, as applicable, consider advantageous. The Fund maintains internally designated assets with a market value equal to or greater than the amount of its purchase commitments. The Fund may also sell securities that it purchased on a when-issued or delayed delivery basis prior to settlement of the original purchase.

Senior Loans. Certain Funds may invest in senior secured corporate loans ("senior loans") either as an original lender or as a purchaser of a loan assignment or a participation interest in a loan. Senior loans are generally made to U.S. and foreign borrowers that are corporations, partnerships, or other business entities. Senior loans are generally readily marketable, but some loans may be illiquid or may be subject to some restrictions on resale.

Certain senior loans contain provisions that obligate a Fund to fund future commitments at the borrower's discretion. See Note 10 in the Notes to the Financial Statements for more information regarding commitments.

Custodian Fees. "Custodian fees" on the Statement of Operations may include interest expense incurred by a Fund on any cash overdrafts of its custodian account during the period. Such cash overdrafts may result from the effects of failed trades in portfolio securities and from cash outflows resulting from unanticipated shareholder redemption activity. A Fund pays interest to its custodian on such cash overdrafts, to the extent they are not offset by positive cash balances maintained by that Fund. The "Earnings credit" line item, if shown, represents earnings on cash balances maintained by that Fund during the period. Such interest expense and other custodian fees may be paid with these earnings.

Trustees and Chief Compliance Officer Fees. Fees paid to the Trustees can be paid in cash or deferred to a later date, at the election of the Trustee according to the Deferred Fee Agreement entered into between the Trust and the Trustee(s). Each Fund records its portion of the deferred fees as a liability on the Statement of Assets and Liabilities. All fees paid in cash plus any appreciation (depreciation) in the underlying deferred plan are shown on the Statement of Operations. Additionally, fees paid to the office of the Chief Compliance Officer of the Funds are shown on the Statement of Operations.

Indemnifications. The Trust's organizational documents provide current and former Trustees and Officers with a limited indemnification against liabilities arising in connection with the performance of their duties to the Trust. In the normal course of business, the Trust may also enter into contracts that provide general indemnification. The Trust's maximum exposure under these arrangements is unknown and is dependent on future claims that may be made against the Trust. The risk of material loss from such claims is considered remote.

New Accounting Pronouncements. In December 2011, the Financial Accounting Standards Board ("FASB") issued an Accounting Standards Update ("ASU") to enhance disclosures requiring improved information about financial instruments and derivative instruments that are subject to offsetting ("netting") on the Statement of Assets and Liabilities. This information will enable users of the entity's financial statements to evaluate the effect or potential effect of netting arrangements on the entity's financial position. The ASU is effective prospectively during interim or annual periods beginning on or after January 1, 2013. At this time, management is evaluating the implications of these changes on the financial statements.

Estimates. The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

Subsequent Events. Management has performed a review for subsequent events through the date this report was issued.

3. INVESTMENT VALUATION AND FAIR VALUE MEASUREMENTS

Each Fund's investments are reported at fair value. Fair value is defined as the price that each Fund would receive upon selling an asset or would pay upon satisfying a liability in an orderly transaction between market participants at the measurement date. Each Fund calculates the Net Asset Value ("NAV") of its shares as of the close of the NYSE, normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

For purposes of calculating the NAV, the portfolio securities and other assets are valued on each business day using pricing and valuation methods as adopted by the Board. Where market quotes are readily available, fair market value is generally determined on the basis of last reported sales prices, or if no sales are reported, based on quotes obtained from a quotation reporting system, established market makers, or pricing services.

Prices for fixed-income securities are typically based on quotes that are obtained from an independent pricing service authorized by the Board. To determine values of fixed-income securities, the independent pricing service utilizes such factors as current quotations by broker/dealers, coupon, maturity, quality, type of issue, trading characteristics, and other yield and risk factors it deems relevant in determining valuations. Securities that cannot be valued by the independent pricing service may be valued using quotes obtained from dealers that make markets in the securities.

Short-term securities with maturities of 60 days or less are valued on the basis of amortized cost (which approximates market value), whereby a portfolio security is valued at its cost initially, and thereafter valued to reflect a constant amortization to maturity of any discount or premium.

Because many foreign markets close before the NYSE, events may occur between the close of the foreign market and the close of the NYSE that could have a material impact on the valuation of foreign securities. Waddell & Reed Services Company ("WRSCO"), pursuant to procedures adopted by the Board, evaluates the impact of these events and may adjust the valuation of foreign securities to reflect the fair value as of the close of the NYSE. In addition, all securities for which market values are not readily available or are deemed unreliable are appraised at fair value as determined in good faith under the supervision of the Board.

Where market quotes are not readily available, portfolio securities or assets are valued at fair value, as determined in good faith by the Board or WRSCO pursuant to instructions from the Board.

Market quotes are considered not readily available in circumstances where there is an absence of current or reliable market-based data (e.g., trade information or broker quotes), including where events occur after the close of the relevant market, but prior to the NYSE close, that materially affect the values of a Fund's securities or assets. In addition, market quotes are considered not readily available when, due to extraordinary circumstances, the exchanges or markets on which the securities trade do not open for trading for the entire day and no other market prices are available.

The Board has delegated to WRSCO, the responsibility for monitoring significant events that may materially affect the values of a Fund's securities or assets and for determining whether the value of the applicable securities or assets should be re-evaluated in light of such significant events. WRSCO has established a Valuation Committee to administer and oversee the valuation process, including the use of third party pricing vendors.

The Board has adopted methods for valuing securities and other assets in circumstances where market quotes are not readily available. For instances in which daily market quotes are not readily available, investments may be valued, pursuant to guidelines established by the Board, with reference to other securities or indices. In the event that the security or asset cannot be valued pursuant to one of the valuation methods established by the Board, the value of the security or asset will be determined in good faith by the Valuation Committee and appropriate consultation with the Board.

When a Fund uses these fair valuation methods applied by WRSCO that use significant unobservable inputs to determine its NAV, securities will be priced by a method that the Board or persons acting at their direction believe accurately reflects fair value and are categorized as Level 3 of the fair value hierarchy. These methods may require subjective determinations about the value of a security. While the Trust's policy is intended to result in a calculation of a Fund's NAV that fairly reflects security values as of the time of pricing, the Trust cannot guarantee that values determined by the Board or persons acting at their direction would accurately reflect the price that a Fund could obtain for a security if it were to dispose of that security as of the time of pricing (for instance, in a forced or distressed sale). The prices used by a Fund may differ from the value that would be realized if the securities were sold.

WRSCO is responsible for monitoring the implementation of the pricing and valuation policies through a series of activities to provide reasonable comfort of the accuracy of prices including: 1) periodic vendor due diligence meetings to review methodologies, new developments, and process at vendors, 2) daily and monthly multi-source pricing comparisons reviewed and submitted to the Valuation Committee, and 3) daily review of unpriced, stale, and variance reports with exceptions reviewed by management and the Valuation Committee.

Accounting standards establish a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity's own assumptions about the factors that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

An individual investment's fair value measurement is assigned a level based upon the observability of the inputs which are significant to the overall valuation.

The three-tier hierarchy of inputs is summarized as follows:

Level 1 – Observable input such as quoted prices, available in active markets, for identical assets or liabilities.
Level 2 – Significant other observable inputs, which may include, but are not limited to, quoted prices for similar assets or liabilities in markets that are active, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liabilities (such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates) or other market corroborated inputs.
Level 3 – Significant unobservable inputs based on the best information available in the circumstances, to the extent observable inputs are not available, which may include assumptions made by the Board or persons acting at their direction that are used in determining the fair market value of investments.

A description of the valuation techniques applied to the Funds' major classes of assets and liabilities measured at fair value on a recurring basis follows:

Asset-Backed Securities and Mortgage-Backed Securities. The fair value of asset-backed securities and mortgage- backed securities are estimated using recently executed transactions and based on models that consider the estimated cash flows of each debt tranche of the issuer, establish a benchmark yield, and develop an estimated tranche specific spread to the benchmark yield based on the unique attributes of the tranche including, but not limited to, the prepayment speed assumptions and attributes of the collateral. To the extent the inputs are observable and timely, the values would be categorized in Level 2 of the fair value hierarchy, and otherwise they would be categorized as Level 3.

Bank Loans. Bank loans are valued using a price or composite price from one or more brokers or dealers as obtained from an independent pricing service. The fair value of bank loans is estimated using recently executed transactions, market price quotations, credit/market events, and cross-asset pricing. Inputs are generally observable market inputs obtained from independent sources. Bank loans are generally categorized in Level 2 of the fair value hierarchy, unless key inputs are unobservable in which case they would be categorized as Level 3.

Bullion. The fair value of bullion is at the last settlement price at the end of each day on the board of trade or exchange upon which they are traded and are categorized in Level 1 of the fair value hierarchy.

Corporate Bonds. The fair value of corporate bonds is estimated using various techniques, which consider recently executed transactions in securities of the issuer or comparable issuers, market price quotations (where observable), bond spreads, fundamental data relating to the issuer, and credit default swap spreads adjusted for any basis difference between cash and derivative instruments. While most corporate bonds are categorized in Level 2 of the fair value hierarchy, in instances where lower relative weight is placed on transaction prices, quotations, or similar observable inputs, they are categorized in Level 3 of the fair value hierarchy.

Derivative Instruments. Forward foreign currency contracts are valued based upon the closing prices of the forward currency rates determined at the close of the NYSE. Swaps are valued by an independent pricing service unless the price is unavailable, in which case they are valued at the price provided by a dealer in that security. Futures contracts traded on an exchange are generally valued at the settlement price. Listed options are ordinarily valued at the mean of the last bid and ask price provided by an independent pricing service unless the price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer. Over-the-counter ("OTC") options are ordinarily valued at the mean of the last bid and ask price provided by an independent pricing service for a comparable listed option unless such a price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer. If no comparable listed option exists from which to obtain a price from an independent pricing service and a quotation cannot be obtained from a broker-dealer, the OTC option will be valued using a model reasonably designed to provide a current market price.

Listed derivatives that are actively traded are valued based on quoted prices from the exchange and are categorized in Level 1 of the fair value hierarchy. OTC derivative contracts include forward foreign currency contracts, swap agreements, and option contracts related to interest rates, foreign currencies, credit standing of reference entities, equity prices, or commodity prices. Depending on the product and the terms of the transaction, the fair value of the OTC derivative products are modeled taking into account the counterparties' creditworthiness and using a series of techniques, including simulation models. Many pricing models do not entail material subjectivity because the methodologies employed do not necessitate significant judgments and the pricing inputs are observed from actively quoted markets, as is the case with interest rate swap and option contracts. A substantial majority of OTC derivative products valued using pricing models fall into this category and are categorized within Level 2 of the fair value hierarchy.

Equity Securities. Equity securities traded on U.S. or foreign securities exchanges or included in a national market system are valued at the official closing price at the close of each business day unless otherwise stated below. OTC equity securities and listed securities for which no price is readily available are valued at the average of the last bid and asked prices.

Mutual funds, including investment funds, typically are valued at the NAV reported as of the valuation date.

Securities that are stated at the last reported sales price or closing price on the day of valuation taken from the primary exchange where the security is principally traded and to the extent these securities are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy.

Foreign securities, for which the primary trading market closes at the same time or after the NYSE, are valued based on quotations from the primary market in which they are traded and categorized in Level 1. Because many foreign securities markets and exchanges close prior to the close of the NYSE, closing prices for foreign securities in those markets or on those exchanges do not reflect the events that occur after that close. Certain foreign securities may be fair valued using a pricing service that considers the correlation of the trading patterns of the foreign security to the intra-day trading in the U.S. markets for investments such as American Depositary Receipts, financial futures, Exchange Traded Funds, and the movement of the certain indices of securities based on a statistical analysis of their historical relationship; such valuations generally are categorized in Level 2.

Preferred stock, repurchase agreements, and other equities traded on inactive markets or valued by reference to similar instruments are also generally categorized in Level 2.

Municipal Bonds. Municipal bonds are fair valued based on pricing models that take into account, among other factors, information received from market makers and broker-dealers, current trades, bid-wants lists, offerings, market movements, the callability of the bond, state of issuance, benchmark yield curves, and bond insurance. To the extent that these inputs are observable and timely, the fair values of municipal bonds would be categorized as Level 2; otherwise the fair values would be categorized as Level 3.

Restricted Securities. Restricted securities that are deemed to be both Rule 144A securities and illiquid, as well as restricted securities held in non-public entities are included in Level 3 of the fair value hierarchy because they trade infrequently, and, therefore, the inputs are unobservable. Restricted securities that are valued at a discount to similar publicly traded securities and may be categorized as Level 2 of the fair value hierarchy to the extent that the discount is considered to be insignificant to the fair value measurement in its entirety; otherwise they may be categorized as Level 3.

U.S. Government and Agency Securities. U.S. government and agency securities are normally valued using a model that incorporates market observable data such as reported sales of similar securities, broker quotes, yields, bids, offers, quoted market prices, and reference data. Accordingly, U.S. government and agency securities are normally categorized in Level 1 or 2 of the fair value hierarchy depending on the liquidity and transparency of the market.

There were no transfers between Levels 1 or 2 during the year ended March 31, 2013.

Transfers from Level 2 to Level 3 occurred generally due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred generally due to the increased availability of observable market data due to increased market activity or information. Transfers in and out of Level 3 represent the value at the later of the beginning of the period or the purchase date of the security.

For fair valuations using unobservable inputs, U.S. GAAP requires a reconciliation of the beginning to ending balances for reported fair values that presents changes attributable to total realized and unrealized gains or losses, purchases and sales, and transfers in or out of the Level 3 category during the period. The end of period timing recognition is used for the transfers between Levels of the Funds' assets and liabilities. In accordance with the requirements of U.S. GAAP, a fair value hierarchy and Level 3 reconciliation, if any, have been included in the Notes to the Schedule of Investments for each respective Fund.

Net realized gain (loss) and net unrealized appreciation (depreciation), shown on the reconciliation of Level 3 investments if applicable, are included on the Statement of Operations in net realized gain (loss) on investments in unaffiliated securities and in net change in unrealized appreciation (depreciation) on investments in unaffiliated securities, respectively. Additionally, the net change in unrealized appreciation for all Level 3 investments still held as of year ended March 31, 2013, if applicable, is included on the Statement of Operations in net change in unrealized appreciation (depreciation) on investments in unaffiliated securities.

The Funds may own different types of assets that are classified as Level 2 or Level 3. Assets classified as Level 2 can have a variety of observable inputs, including, but not limited to, benchmark yields, reported trades, broker quotes, benchmark securities, and bid/offer quotations. These observable inputs are collected and utilized, primarily by an independent pricing service, in different evaluated pricing approaches depending upon the specific asset to determine a value.

4. DERIVATIVE INSTRUMENTS ($ amounts in thousands unless indicated otherwise)

The following disclosures contain information on why and how the Funds use derivative instruments, the associated risks of investing in derivative instruments, and how derivative instruments affect the Funds' financial positions and results of operations when presented by primary underlying risk exposure.

Forward Foreign Currency Contracts. Certain Funds may enter into forward foreign currency contracts ("forward contracts") for the purchase or sale of a foreign currency at a negotiated rate at a future date. Forward contracts are reported on a schedule following the Schedule of Investments. Forward contracts will be valued daily based upon the closing prices of the forward currency rates determined at the close of the NYSE as provided by a bank, dealer or independent pricing service. The resulting unrealized appreciation and depreciation is reported on the Statement of Assets and Liabilities as a receivable or payable and on the Statement of Operations within the change in unrealized appreciation (depreciation). At contract close, the difference between the original cost of the contract and the value at the close date is recorded as a realized gain (loss) on the Statement of Operations.

Risks to a Fund related to the use of such contracts include both market and credit risk. Market risk is the risk that the value of the forward contract will depreciate due to unfavorable changes in the exchange rates. Credit risk arises from the possibility that the counterparty will default. If the counterparty defaults, a Fund's maximum loss will consist of the aggregate unrealized gain on appreciated contracts that is not collateralized.

Futures Contracts. Certain Funds may engage in buying and selling futures contracts. Upon entering into a futures contract, the Fund is required to deposit, in a segregated account, an amount equal to a varying specified percentage of the contract amount. This amount is known as the initial margin. Subsequent payments (variation margins) are made or received by the Fund each day, dependent on the daily fluctuations in the value of the underlying debt security or index.

Futures contracts are reported on a schedule following the Schedule of Investments. Securities held in collateralized accounts to cover initial margin requirements on open futures contracts are identified on the Schedule of Investments. Cash held by the broker to cover initial margin requirements on open futures contracts and the receivable and/or payable for the daily mark to market for the variation margin are noted on the Statement of Assets and Liabilities. The net change in unrealized appreciation (depreciation) is reported on the Statement of Operations. Realized gains (losses) are reported on the Statement of Operations at the closing or expiration of futures contracts.

Risks of entering into futures contracts include the possibility of loss of securities or cash held as collateral, that there may be an illiquid market where the Fund is unable to close the contract or enter into an offsetting position and, if used for hedging purposes, the risk that the price of the contract will correlate imperfectly with the prices of the Fund's securities.

Option Contracts. Options purchased by a Fund are accounted for in the same manner as marketable portfolio securities. The cost of portfolio securities acquired through the exercise of call options is increased by the premium paid to purchase the call. The proceeds from securities sold through the exercise of put options are decreased by the premium paid to purchase the put.

When a Fund writes (sells) an option, an amount equal to the premium received by the Fund is recorded as a liability. The amount of the liability is subsequently adjusted to reflect the current market value of the option written. When an option expires on its stipulated expiration date or a Fund enters into a closing purchase transaction, the Fund realizes a gain (or loss if the cost of a closing purchase transaction exceeds the premium received when the call option was sold), and the liability related to such option is extinguished. When a call option is exercised, the premium is added to the proceeds from the sale of the underlying security in determining whether a Fund has realized a gain or loss. For each Fund, when a written put is exercised, the cost basis of the securities purchased by a Fund is reduced by the amount of the premium received.

Investments in options, whether purchased or written, involve certain risks. Writing put options and purchasing call options may increase a Fund's exposure to the underlying security (or basket of securities). With written options, there may be times when a Fund will be required to purchase or sell securities to meet its obligation under the option contract where the required action is not beneficial to the Fund, due to unfavorable movement of the market price of the underlying security (or basket of securities). Additionally, to the extent a Fund enters into OTC option transactions with counterparties, the Fund will be exposed to the risk that counterparties to these OTC transactions will be unable to meet their obligations under the terms of the transaction.

Swap Agreements. Certain Funds may invest in swap agreements.

Total return swaps involve a commitment to pay periodic interest payments in exchange for a market-linked return based on a security or a basket of securities representing a variety of securities or a particular index. To the extent the total return of the security, index or other financial measure underlying the transaction exceeds or falls short of the offsetting interest rate obligation, the Fund will receive a payment from or make a payment to the counterparty.

The creditworthiness of firms with which a Fund enters into a swap agreement is monitored by IICO. If a firm's creditworthiness declines, the value of the agreement would likely decline, potentially resulting in losses. If a default occurs by the counterparty to such a transaction, the Fund will have contractual remedies pursuant to the agreement related to the transaction. The maximum loss a Fund may incur consists of the aggregate unrealized gain on appreciated contracts that is not collateralized.

Collateral. A Fund may mitigate credit risk through credit support annexes ("CSA") included with an International Swaps and Derivatives Association, Inc. ("ISDA") Master Agreement, which is the standard contract governing most derivative transactions between the Fund and each of its counterparties. The CSA allows the Fund and its counterparty to offset certain derivative financial instruments' payables and/or receivables with collateral, which is generally held by the Fund's custodian. The amount of collateral moved to/from applicable counterparties is based upon minimum transfer amounts specified in the CSA. To the extent amounts due to the Fund from its counterparties are not fully collateralized contractually or otherwise, the Fund bears the risk of loss from counterparty non-performance. See Note 2 "Segregation and Collateralization" for additional information with respect to collateral practices.

Additional Disclosure Related to Derivative Instruments

Fair values of derivative instruments as of year ended March 31, 2013:

		Assets		Liabilities	
Fund	Type of Risk Exposure	Statement of Assets & Liabilities Location	Value	Statement of Assets & Liabilities Location	Value
Ivy Bond Fund	Interest rate	Unrealized appreciation on futures contracts*	$23	Unrealized depreciation on futures contracts*	$127
Ivy Cundill Global Value Fund	Foreign currency	Unrealized appreciation on forward foreign currency contracts	2,497	Unrealized depreciation on forward foreign currency contracts	56
Ivy European Opportunities Fund	Foreign currency			Unrealized depreciation on forward foreign currency contracts	72
Ivy Global Bond Fund	Foreign currency	Unrealized appreciation on forward foreign currency contracts	119	Unrealized depreciation on forward foreign currency contracts	3
Ivy Global Equity Income Fund	Foreign currency			Unrealized depreciation on forward foreign currency contracts	60
Ivy High Income Fund	Foreign currency	Unrealized appreciation on forward foreign currency contracts	7,564	Unrealized depreciation on forward foreign currency contracts	172
Ivy International Growth Fund	Foreign currency			Unrealized depreciation on forward foreign currency contracts	125
Ivy Mid Cap Growth Fund	Equity	Investments in unaffiliated securities at market value**	1,432	Written options at market value	2,385
Ivy Pacific Opportunities Fund	Equity	Investments in unaffiliated securities at market value**	182	Unrealized depreciation on swap agreements	83
	Equity			Written options at market value	731
Ivy Small Cap Growth Fund	Equity	Unrealized appreciation on swap agreements	557		
Ivy Value Fund	Equity			Written options at market value	599

**The fair value presented includes cumulative gain (loss) on open futures contracts; however, the value reflected on the accompanying Statement of Assets and Liabilities is only the unsettled variation margin receivable (payable) as of year ended March 31, 2013.*
***Purchased options are reported as investments in unaffiliated securities and are reflected in the accompanying Schedule of Investments.*

Amount of realized gain (loss) on derivatives recognized on the Statement of Operations for the year ended March 31, 2013:

		Net realized gain (loss) on:					
Fund	Type of Risk Exposure	Investments in unaffiliated securities*	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Ivy Bond Fund	Interest rate	$ —	$ —	$(842)	$ —	$ —	$ (842)
Ivy Cundill Global Value Fund	Foreign currency	—	—	—	—	1,540	1,540
Ivy European Opportunities Fund	Equity	(654)			179	(18)	(493)
Ivy Global Bond Fund	Foreign currency	—	—	—	—	84	84
Ivy Global Equity Income Fund	Foreign currency	—	—	—	—	245	245
Ivy Global Income Allocation Fund	Foreign currency	—	—	—	—	1,148	1.148
Ivy High Income Fund	Foreign currency	—	—	—	—	2,495	2,495
Ivy International Core Equity Fund	Foreign currency	—	—	—	—	17,051	17,051
Ivy International Growth Fund	Equity	—	199	—	—	2,664	2,863
Ivy Mid Cap Growth Fund	Equity	(7,063)	—	—	(3,870)	—	(10,933)

Fund	Type of Risk Exposure	Net realized gain (loss) on: Investments in unaffiliated securities*	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Ivy Pacific Opportunities Fund	Equity	$61	$1,939	$—	$902	$—	$2,902
Ivy Small Cap Growth Fund	Equity	—	434	—	—	—	434
Ivy Value Fund	Equity	—	—	—	(25)	—	(25)

** Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.*

Change in unrealized appreciation (depreciation) on derivatives recognized on the Statement of Operations for the year ended March 31, 2013:

Fund	Type of Risk Exposure	Net change in unrealized appreciation (depreciation) on: Investments in unaffiliated securities*	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Ivy Bond Fund	Interest rate	$ —	$ —	$(714)	$ —	$ —	$ (714)
Ivy Cundill Global Value Fund	Foreign currency	—	—	—	—	968	968
Ivy European Opportunities Fund	Foreign currency	—	—	—	—	(72)	(72)
Ivy Global Bond Fund	Foreign currency	—	—	—	—	483	483
Ivy Global Equity Income Fund	Foreign currency	—	—	—	—	(60)	(60)
Ivy Global Income Allocation Fund	Foreign currency	—	—	—	—	(2,189)	(2,189)
Ivy High Income Fund	Foreign currency	—	—	—	—	9,097	9,097
Ivy International Core Equity Fund	Foreign currency	—	—	—	—	(10,647)	(10,647)
Ivy International Growth Fund	Equity	—	36	—	—	—	36
	Foreign currency	—	—	—	—	(1,457)	(1,457)
Ivy Mid Cap Growth Fund	Equity	(2,883)	—	—	2,045	—	(838)
Ivy Pacific Opportunities Fund	Equity	(25)	(673)	—	13	—	(685)
Ivy Small Cap Growth Fund	Equity	—	145	—	—	—	145
Ivy Value Fund	Equity	—	—	—	(80)	—	(80)

** Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.*

During the year ended March 31, 2013, the average derivative volume was as follows:

Fund	Long forward contracts(1)	Short forward contracts(1)	Long futures contracts(1)	Short futures contracts(1)	Swap agreements(2)	Purchased options(1)	Written options(1)
Ivy Bond Fund	$ —	$ —	$17,539	$31,777	$ —	$ —	$ —
Ivy Cundill Global Value Fund	26,714	25,974	—	—	—	—	—
Ivy European Opportunities Fund	2,302	2,312	—	—	—	47	11
Ivy Global Bond Fund	9,009	9,072	—	—	—	—	—
Ivy Global Equity Income Fund	1,218	1,215	—	—	—	—	—
Ivy Global Income Allocation Fund	6,694	6,380	—	—	—	—	—
Ivy High Income Fund	300,513	296,145	—	—	—	—	—
Ivy International Core Equity Fund	101,526	99,388	—	—	—	—	—
Ivy International Growth Fund	26,137	25,455	—	—	20	—	—
Ivy Mid Cap Growth Fund	—	—	—	—	—	708	5,407
Ivy Pacific Opportunities Fund	—	—	—	—	5,608	81	290
Ivy Small Cap Growth Fund	—	—	—	—	53	—	—
Ivy Value Fund	—	—	—	—	—	—	268

(1) Average market value outstanding during the period.

(2) Average notional amount outstanding during the period.

Objectives and Strategies

Ivy Bond Fund. The Fund's objective in using derivatives during the period was to adjust the overall duration of the portfolio. To achieve this objective, the Fund primarily utilized Treasury futures contracts of varying lengths to either shorten or lengthen the duration of the Fund, as determined by the Fund's subadvisor.

Ivy Cundill Global Value Fund. The Fund's objective in using derivatives during the period was to hedge the exposure to foreign currencies of securities held in the Fund. To achieve this objective, the Fund utilized forward contracts.

Ivy European Opportunities Fund. The Fund's objective in using derivatives during the period was to manage the exposure to various foreign currencies. To achieve this objective, the Fund utilized forward contracts to either increase or decrease exposure to a given currency.

Ivy Global Bond Fund. The Fund's objective in using derivatives during the period was to manage the exposure to various foreign currencies. To achieve this objective, the Fund utilized forward contracts to either hedge a position held by the Fund, to gain exposure to a currency where a foreign bond is not available, or to take a fundamental position long or short in a particular currency.

Ivy Global Equity Income Fund. The Fund's objective in using derivatives during the period was to manage the exposure to various foreign currencies. To achieve this objective, the Fund utilized forward contracts to either increase or decrease exposure to a given currency.

Ivy Global Income Allocation Fund. The Fund's objective in using derivatives during the period was to manage the exposure to various foreign currencies. To achieve this objective, the Fund utilized forward contracts to either increase or decrease exposure to a given currency.

Ivy High Income Fund. The Fund's objective in using derivatives during the period was to hedge the exposure to foreign currencies of securities held in the Fund. To achieve this objective, the Fund utilized forward contracts.

Ivy International Core Equity Fund. The Fund's objective in using derivatives during the period was to manage the exposure to various foreign currencies. To achieve this objective, the Fund utilized forward contracts to either increase or decrease exposure to a given currency.

Ivy International Growth Fund. The Fund's objectives in using derivatives during the period included managing the exposure to various foreign currencies and gaining exposure to certain individual securities that are not available for direct purchase. To manage foreign currency exposure, the Fund utilized forward contracts to either increase or decrease exposure to a given currency. To gain exposure to certain individual securities, the Fund utilized total return swaps.

Ivy Mid Cap Growth Fund. The Fund's objectives in using derivatives during the period included gaining exposure to certain sectors, hedging certain event risks on positions held by the Fund and hedging market risk on equity securities. To achieve these objectives, the Fund utilized futures on domestic indices and options, both written and purchased, on either an index or on individual or baskets of equity securities.

Ivy Pacific Opportunities Fund. The Fund's objectives in using derivatives during the period included managing the exposure to various foreign currencies, hedging certain event risks on positions held by the Fund and gaining exposure to certain individual securities that are not available for direct purchase. To manage foreign currency exposure, the Fund utilized forward contracts to either increase or decrease exposure to a given currency. To hedge event risk, the Fund utilized options, both written and purchased, on individual equity securities. To gain exposure to certain individual securities, the Fund utilized total return swaps.

Ivy Small Cap Growth Fund. The Fund's objectives in using derivatives during the period included hedging market risk on equity securities and increasing exposure to various equity sectors and markets. To achieve these objectives, the Fund utilized total return swaps, futures on domestic equity indices and options, both written and purchased, on individual equity securities owned by the Fund.

Ivy Value Fund. The Fund's objectives in using derivatives during the period included generating additional income from written option premiums and gaining exposure to, or facilitate trading in, certain securities. To achieve these objectives, the Fund utilized written options on individual equity securities.

5. WRITTEN OPTION ACTIVITY ($ amounts in thousands)

Transactions in written options were as follows:

Fund	Outstanding at 3-31-12	Options written	Options closed	Options exercised	Options expired	Outstanding at 3-31-13
Ivy European Opportunities Fund						
Number of Contracts	N/A	537	—	—	(537)	N/A
Premium Received	N/A	$ 180	$ —	$ —	$ (180)	N/A
Ivy Mid Cap Growth Fund						
Number of Contracts	8,710	149,882	(79,081)	(10,944)	(44,684)	23,883
Premium Received	$1,731	$ 63,373	$(43,235)	$(10,573)	$ (6,937)	$ 4,359
Ivy Pacific Opportunities Fund						
Number of Contracts	1,605	35,962	(13,597)	(2,556)	(14,039)	7,375
Premium Received	$ 142	$ 2,980	$ (1,137)	$ (145)	$ (1,064)	$ 776
Ivy Value Fund						
Number of Contracts	2,609	8,681	(2,945)	(1,916)	(5,664)	765
Premium Received	$ 159	$ 1,123	$ (317)	$ (145)	$ (325)	$ 495

6. INVESTMENT MANAGEMENT AND PAYMENTS TO AFFILIATED PERSONS ($ amounts in thousands unless indicated otherwise)

Management Fees. IICO, a wholly owned subsidiary of Waddell & Reed Financial, Inc. ("WDR"), serves as each Fund's investment manager. The management fee is accrued daily by each Fund at the following annual rates as a percentage of average daily net assets:

Fund (M - Millions)	$0 to $250M	$250 to $500M	$500 to $1,000M	$1,000 to $1,500M	$1,500 to $2,000M	$2,000 to $3,000M	$3,000 to $5,000M	$5,000 to $6,000M	Over $6,000M
Ivy Bond Fund	0.525%	0.525%	0.500%	0.450%	0.400%	0.400%	0.400%	0.400%	0.400%
Ivy Core Equity Fund	0.700	0.700	0.700	0.650	0.650	0.600	0.550	0.525	0.500
Ivy Cundill Global Value Fund	1.000	1.000	0.850	0.830	0.830	0.800	0.760	0.760	0.760
Ivy Dividend Opportunities Fund	0.700	0.700	0.700	0.650	0.650	0.600	0.550	0.550	0.550
Ivy European Opportunities Fund	0.900	0.850	0.750	0.750	0.750	0.750	0.750	0.750	0.750
Ivy Global Bond Fund	0.625	0.625	0.600	0.550	0.500	0.500	0.500	0.500	0.500
Ivy Global Equity Income Fund	0.700	0.700	0.700	0.650	0.650	0.600	0.550	0.550	0.550
Ivy Global Income Allocation Fund	0.700	0.700	0.700	0.650	0.650	0.600	0.550	0.550	0.550
Ivy High Income Fund	0.625	0.625	0.600	0.550	0.500	0.500	0.500	0.500	0.500
Ivy International Core Equity Fund	0.850	0.850	0.850	0.830	0.830	0.800	0.700	0.700	0.700
Ivy International Growth Fund	0.850	0.850	0.850	0.830	0.830	0.800	0.700	0.700	0.700
Ivy Large Cap Growth Fund	0.700	0.700	0.700	0.650	0.650	0.600	0.550	0.550	0.550
Ivy Limited-Term Bond Fund	0.500	0.500	0.450	0.400	0.350	0.350	0.350	0.350	0.350
Ivy Managed European/Pacific Fund	0.050	0.050	0.050	0.050	0.050	0.050	0.050	0.050	0.050
Ivy Managed International Opportunities Fund	0.050	0.050	0.050	0.050	0.050	0.050	0.050	0.050	0.050
Ivy Micro Cap Growth Fund	0.950	0.950	0.950	0.930	0.930	0.900	0.860	0.860	0.860
Ivy Mid Cap Growth Fund	0.850	0.850	0.850	0.830	0.830	0.800	0.760	0.760	0.760
Ivy Money Market Fund	0.400	0.400	0.400	0.400	0.400	0.400	0.400	0.400	0.400
Ivy Municipal Bond Fund	0.525	0.525	0.500	0.450	0.400	0.400	0.400	0.400	0.400
Ivy Municipal High Income Fund	0.525	0.525	0.500	0.450	0.400	0.400	0.400	0.400	0.400
Ivy Pacific Opportunities Fund	1.000	1.000	0.850	0.830	0.830	0.800	0.760	0.760	0.760
Ivy Small Cap Growth Fund	0.850	0.850	0.850	0.830	0.830	0.800	0.760	0.760	0.760
Ivy Small Cap Value Fund	0.850	0.850	0.850	0.830	0.830	0.800	0.760	0.760	0.760
Ivy Tax-Managed Equity Fund	0.650	0.650	0.650	0.600	0.600	0.550	0.500	0.500	0.500
Ivy Value Fund	0.700	0.700	0.700	0.650	0.650	0.600	0.550	0.550	0.550

For the period from May 18, 2009 to September 30, 2016, IICO voluntarily agreed to reduce the management fee paid to 0.485%, on an annual basis, of net assets for any day that Ivy Municipal High Income Fund's net assets are below $500 million.

For Funds managed solely by IICO, IICO has voluntarily agreed to waive a Fund's management fee on any day that the Fund's net assets are less than $25 million, subject to IICO's right to change or modify this waiver. See Expense Reimbursements and/or Waivers below for amounts waived during the year ended March 31, 2013.

IICO has entered into Subadvisory Agreements with the following entities on behalf of certain Funds:

Under an agreement between IICO and Mackenzie Financial Corporation ("Mackenzie"), Mackenzie serves as subadviser to Ivy Cundill Global Value Fund. Under an agreement between IICO and Wall Street Associates, Wall Street Associates serves as subadviser to Ivy Micro Cap Growth Fund. Under an agreement between IICO and Advantus Capital Management, Inc. ("Advantus"), Advantus serves as subadviser to Ivy Bond Fund. Each subadviser makes investment decisions in accordance with the Fund's investment objectives, policies and restrictions under the supervision of IICO and the oversight of the Board. IICO pays all costs applicable of the subadvisers.

Accounting Services Fees. The Trust has an Accounting Services Agreement with WRSCO, doing business as WI Services Company ("WISC"), an indirect subsidiary of WDR. Under the agreement, WISC acts as the agent in providing bookkeeping and accounting services and assistance to the Trust, including maintenance of Fund records, pricing of Fund shares and preparation of certain shareholder reports. For these services, each Fund, other than Ivy Managed European/Pacific Fund and Ivy Managed International Opportunities Fund (the "Ivy Managed Funds"), pays WISC a monthly fee of one-twelfth of the annual fee based on the average net asset levels shown in the following table:

(M - Millions)	$0 to $10M	$10 to $25M	$25 to $50M	$50 to $100M	$100 to $200M	$200 to $350M	$350 to $550M	$550 to $750M	$750 to $1,000M	Over $1,000M
Annual Fee Rate	$0.00	$11.50	$23.10	$35.50	$48.40	$63.20	$82.50	$96.30	$121.60	$148.50

In addition, for each class of shares in excess of one, each Fund pays WISC a monthly per-class fee equal to 2.5% of the monthly accounting services base fee.

Under the Accounting and Administrative Services Agreement for the Ivy Managed Funds, each Fund pays WISC a monthly fee of one-twelfth of the annual fee shown in the following table:

(M - Millions)	$0 to $10M	$10 to $25M	$25 to $50M	$50 to $100M	$100 to $200M	$200 to $350M	$350 to $550M	$550 to $750M	$750 to $1,000M	Over $1,000M
Annual Fee Rate	$0.000	$5.748	$11.550	$17.748	$24.198	$31.602	$41.250	$48.150	$60.798	$74.250

In addition, for each class of shares in excess of one, each of the Ivy Managed Funds pays WISC a monthly per-class fee equal to 1.25% of the monthly accounting services base fee.

Administrative Fee. Each Fund also pays WISC a monthly fee at the annual rate of 0.01%, or one basis point, for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion. This fee is voluntarily waived by WISC until a Fund's net assets are at least $10 million and is included in "Accounting services fee" on the Statement of Operations.

Shareholder Servicing. General. Under the Shareholder Servicing Agreement between the Trust and WISC, with respect to Class A, Class B, Class C and Class E shares, for each shareholder account that was in existence at any time during the prior month, each Fund pays a monthly fee that ranges from $1.5042 to $1.6958 per account; however, WISC has agreed to reduce that fee if the number of total shareholder accounts within the Complex (Waddell & Reed Advisors Funds, InvestEd Portfolios and Ivy Funds) reaches certain levels. Ivy Money Market Fund pays a monthly fee of $1.75 for each shareholder account that was in existence at any time during the prior month plus, for Class A shareholder accounts, $0.75 for each shareholder check processed in the prior month. Ivy Limited-Term Bond Fund Class A, which also has check writing privileges, pays $0.75 for each shareholder check processed in the prior month. Effective June 6, 2011 for Class R shares, each Fund pays a monthly fee equal to one-twelfth of 0.25 of 1% of the average daily net assets of the class for the preceding month. Prior to June 6, 2011 the fee was 0.20 of 1%. For Class I and Class Y shares, each Fund pays a monthly fee equal to one-twelfth of 0.15 of 1% of the average daily net assets of the class for the preceding month. Each Fund also reimburses WISC for certain out-of-pocket costs for all classes.

Networked accounts. For certain networked accounts (that is, those accounts whose Fund shares are purchased through certain financial intermediaries), WISC has agreed to reduce its per account fees charged to the Funds to $0.50 per month per shareholder account. Additional fees may be paid by the Funds to those intermediaries. If the aggregate annual rate of the WISC transfer agent fee and the costs charged by the financial services companies exceeds $18.00 per account for a Fund, WISC will reimburse the Fund the amount in excess of $18.00.

Broker accounts. Certain broker-dealers that maintain shareholder accounts with each Fund through an omnibus account provide transfer agent and other shareholder-related services that would otherwise be provided by WISC if the individual accounts that comprise the omnibus account were opened by their beneficial owners directly. Each Fund may pay such broker-dealers a per account fee for each open account within the omnibus account, or a fixed rate fee, based on the average daily net asset value of the omnibus account (or a combination thereof).

Distribution and Service Plan. Class A and Class E Shares. Under a Distribution and Service Plan adopted by the Trust pursuant to Rule 12b–1 under the 1940 Act (the "Distribution and Service Plan"), each Fund, other than Ivy Money Market Fund, may pay a distribution and/or service fee to Ivy Funds Distributors, Inc. ("IFDI") for Class A and Class E shares in an amount not to exceed 0.25% of the Fund's average annual net assets. The fee is to be paid to compensate IFDI for amounts it expends in connection with the distribution of the Class A and Class E shares and/or provision of personal services to Fund shareholders and/or maintenance of shareholder accounts of that class.

Class B and Class C Shares. Under the Distribution and Service Plan, each Fund may pay IFDI a service fee not to exceed 0.25% and a distribution fee not to exceed 0.75% of the Fund's average annual net assets for Class B and Class C shares to compensate IFDI for its services in connection with the distribution of shares of that class and/or provision of personal services to Class B or Class C shareholders and/or maintenance of shareholder accounts of that class.

Class R Shares. Under the Distribution and Service Plan, each Fund may pay IFDI a fee of up to 0.50%, on an annual basis, of the average daily net assets of the Fund's Class R shares to compensate IFDI for, either directly or through third parties, distributing the Class R shares of that Fund, providing personal services to Class R shareholders and/or maintaining Class R shareholder accounts.

Class Y Shares. Under the Distribution and Service Plan, each Fund may pay IFDI a fee of up to 0.25%, on an annual basis, of the average daily net assets of the Fund's Class Y shares to compensate IFDI for, either directly or through third parties, distributing the Class Y shares of that Fund, providing personal services to Class Y shareholders and/or maintaining Class Y shareholder accounts.

Sales Charges. As principal underwriter for the Trust's shares, IFDI receives sales commissions (which are not an expense of the Trust) for sales of Class A and Class E shares. A CDSC may be assessed against a shareholder's redemption amount of Class B, Class C or certain Class A and Class E shares and is paid to IFDI. During the year ended March 31, 2013, IFDI received the following amounts in sales commissions and CDSCs:

	Gross Sales Commissions	CDSC				Commissions Paid[1]
		Class A	Class B	Class C	Class E	
Ivy Bond Fund	$ 330	$ 2	$ 22	$ 4	$ —	$ 373
Ivy Core Equity Fund	266	—*	6	3	—	354
Ivy Cundill Global Value Fund	116	—*	4	—*	—	120
Ivy Dividend Opportunities Fund	182	—*	20	3	—	191
Ivy European Opportunities Fund	96	1	6	—*	—	99
Ivy Global Bond Fund	115	2	10	3	—	183
Ivy Global Equity Income Fund	98	—*	—*	—*	—	95
Ivy Global Income Allocation Fund	318	—*	6	1	—	339
Ivy High Income Fund	3,045	84	214	237	—	9,497
Ivy International Core Equity Fund	355	—*	35	6	—	418
Ivy International Growth Fund	73	—*	5	—*	—	85

	Gross Sales Commissions	CDSC				Commissions Paid[1]
		Class A	Class B	Class C	Class E	
Ivy Large Cap Growth Fund	$ 344	$ 1	$ 17	$ 4	$ —	$ 374
Ivy Limited-Term Bond Fund	1,976	90	68	45	—	2,358
Ivy Managed European/Pacific Fund	55	—*	1	—*	—	49
Ivy Managed International Opportunities Fund	120	—*	3	—*	—	108
Ivy Micro Cap Growth Fund	152	—*	2	—*	—	149
Ivy Mid Cap Growth Fund	388	1	41	33	—	935
Ivy Money Market Fund	0	31	44	16	—	11
Ivy Municipal Bond Fund	181	13	10	5	—	225
Ivy Municipal High Income Fund	565	52	29	65	—	1,938
Ivy Pacific Opportunities Fund	424	1	10	1	—	436
Ivy Small Cap Growth Fund	239	—*	17	7	—	377
Ivy Small Cap Value Fund	134	1	6	1	—	142
Ivy Tax-Managed Equity Fund	17	1	—	1	—	19
Ivy Value Fund	49	—*	3	1	—	54

** Not shown due to rounding.*

(1) IFDI reallowed/paid this portion of the sales charge to financial advisors and selling broker-dealers.

Expense Reimbursements and/or Waivers. Fund and class expense limitations and related waivers/reimbursements for the year ended March 31, 2013 were as follows:

Fund Name	Share Class Name	Type of Expense Limit	Commencement Date	End Date	Expense Limit	Amount of Expense Waiver/ Reimbursement	Expense Reduced
Ivy Bond Fund	Class E	Contractual	1-31-2011	7-31-2013	1.14%	$ 9	12b-1 Fees and/or Shareholder Servicing
	Class I	Contractual	1-31-2011	7-31-2013	0.84%	$ —	Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2013	Not to exceed Class A	$ —	N/A
Ivy Core Equity Fund	Class A	Contractual	1-11-2013	7-31-2014	1.15%	$ 59	12b-1 Fees and/or Shareholder Servicing
	Class B	Contractual	1-11-2013	7-31-2014	2.40%	$ —	12b-1 Fees and/or Shareholder Servicing
	Class C	Contractual	1-11-2013	7-31-2014	2.13%	$ —	12b-1 Fees and/or Shareholder Servicing
	Class E	Contractual	8-1-2008	7-31-2013	1.35%	$ 9	12b-1 Fees and/or Shareholder Servicing
	Class I	Contractual	1-11-2013	7-31-2014	0.84%	$ 10	Shareholder Servicing
	Class Y	Contractual	1-11-2013	7-31-2014	0.84%	$ 16	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2013	Not to exceed Class A	$ —	N/A
Ivy Cundill Global Value Fund	All Classes	Voluntary	12-3-2012	7-30-2014	N/A	$103[3]	Investment Management Fee
	Class A	Contractual	8-1-2012	7-31-2013	1.90%	$ —	12b-1 Fees and/or Shareholder Servicing
	Class E	Contractual	8-1-2008	7-31-2013	1.59%	$ 9	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2013	Not to exceed Class A	$ 4	12b-1 Fees and/or Shareholder Servicing

Fund Name	Share Class Name	Type of Expense Limit	Commencement Date	End Date	Expense Limit	Amount of Expense Waiver/ Reimbursement	Expense Reduced
Ivy Dividend Opportunities Fund	Class E	Contractual	8-1-2008	7-31-2013	1.37%	$ 15	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2013	Not to exceed Class A	$ —	N/A
Ivy European Opportunities Fund	Class Y	Contractual	8-1-2011	7-31-2013	Not to exceed Class A	$ —	N/A
Ivy Global Bond Fund	Class A	Contractual	6-2-2008	7-31-2013	0.99%	$410	12b-1 Fees and/or Shareholder Servicing
	Class B	Contractual	6-2-2008	7-31-2013	1.74%	$ 26	12b-1 Fees and/or Shareholder Servicing
	Class C	Contractual	6-2-2008	7-31-2013	1.74%	$ 65	12b-1 Fees and/or Shareholder Servicing
	Class I	Contractual	6-2-2008	7-31-2013	0.74%	$ 51	Shareholder Servicing
	Class Y	Contractual	6-2-2008	7-31-2013	0.99%	$ 8	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2013	Not to exceed Class A	$ —	N/A
Ivy Global Equity Income Fund	All Classes	Voluntary	6-4-2012	7-31-2013	Net assets under $25 million	$ 75	Investment Management Fee
	Class A	Contractual	6-4-2012	7-31-2013	1.30%	$ 39	12b-1 Fees and/or Shareholder Servicing
	Class B	Contractual	6-4-2012	7-31-2013	2.17%	$ —	12b-1 Fees and/or Shareholder Servicing
	Class C	Contractual	6-4-2012	7-31-2013	1.96%	$ —	12b-1 Fees and/or Shareholder Servicing
	Class I	Contractual	6-4-2012	7-31-2013	0.94%	$ 13	Shareholder Servicing
	Class Y	Contractual	6-4-2012	7-31-2013	1.19%	$ 4	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	6-4-2012	7-31-2013	Not to exceed Class A	$ —	N/A
Ivy Global Income Allocation Fund	All Classes	Contractual	6-4-2012	7-31-2013	N/A	$ 50[1]	Investment Management Fee
	Class A	Contractual	6-4-2012	7-31-2013	1.35%	$355	12b-1 Fees and/or Shareholder Servicing
	Class B	Contractual	6-4-2012	7-31-2013	2.30%	$ 15	12b-1 Fees and/or Shareholder Servicing
	Class C	Contractual	6-4-2012	7-31-2013	2.02%	$ 18	12b-1 Fees and/or Shareholder Servicing
	Class E	Contractual	6-4-2012	7-31-2013	1.33%	$ 14	12b-1 Fees and/or Shareholder Servicing
	Class I	Contractual	6-4-2012	7-31-2013	0.91%	$ 34	Shareholder Servicing

Fund Name	Share Class Name	Type of Expense Limit	Commencement Date	End Date	Expense Limit	Amount of Expense Waiver/ Reimbursement	Expense Reduced
	Class Y	Contractual	6-4-2012	7-31-2013	1.17%	$ 5	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2013	Not to exceed Class A	$ —	N/A
Ivy High Income Fund	Class E	Contractual	8-1-2008	7-31-2013	1.36%	$ 2	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2013	Not to exceed Class A	$102	12b-1 Fees and/or Shareholder Servicing
Ivy International Core Equity Fund	Class E	Contractual	8-1-2008	7-31-2013	1.53%	$ 16	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2013	Not to exceed Class A	$ —	N/A
Ivy International Growth Fund	Class Y	Contractual	8-1-2011	7-31-2013	Not to exceed Class A	$ —	N/A
Ivy Large Cap Growth Fund	Class A	Contractual	6-1-2006	7-31-2014	1.15%	$688	12b-1 Fees and/or Shareholder Servicing
	Class B	Contractual	6-13-2011	7-31-2014	2.15%	$ 4	12b-1 Fees and/or Shareholder Servicing
	Class C	Contractual	6-13-2011	7-31-2014	1.95%	$ —	12b-1 Fees and/or Shareholder Servicing
	Class E	Contractual	8-1-2008	7-31-2014	1.15%	$ 23	12b-1 Fees and/or Shareholder Servicing
	Class I	Contractual	6-13-2011	7-31-2014	0.88%	$ 16	Shareholder Servicing
	Class Y	Contractual	6-1-2006	7-31-2014	1.06%	$ 88	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2013	Not to exceed Class A	$ —	N/A
Ivy Limited-Term Bond Fund	Class E	Contractual	8-1-2010	7-31-2013	1.00%	$ —	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2013	Not to exceed Class A	$ 7	12b-1 Fees and/or Shareholder Servicing
Ivy Managed European/Pacific Fund	Class Y	Contractual	8-1-2011	7-31-2013	Not to exceed Class A	$ —	N/A
Ivy Managed International Opportunities Fund	Class Y	Contractual	8-1-2011	7-31-2013	Not to exceed Class A	$ —	N/A
Ivy Micro Cap Growth Fund	Class Y	Contractual	8-1-2011	7-31-2013	Not to exceed Class A	$ —	N/A
Ivy Mid Cap Growth Fund	Class E	Contractual	8-1-2008	7-31-2013	1.60%	$ 11	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2013	Not to exceed Class A	$ —	N/A
Ivy Money Market Fund	Class A	Voluntary	N/A	N/A	To maintain minimum yield(2)	$533	12b-1 Fees and/or Shareholder Servicing

Fund Name	Share Class Name	Type of Expense Limit	Commencement Date	End Date	Expense Limit	Amount of Expense Waiver/ Reimbursement	Expense Reduced
	Class B	Voluntary	N/A	N/A	To maintain minimum yield(2)	$121	12b-1 Fees and/or Shareholder Servicing
	Class C	Voluntary	N/A	N/A	To maintain minimum yield(2)	$519	12b-1 Fees and/or Shareholder Servicing
	Class E	Voluntary	N/A	N/A	To maintain minimum yield(2)	$ 20	12b-1 Fees and/or Shareholder Servicing
Ivy Municipal Bond Fund	Class Y	Contractual	8-1-2011	7-31-2013	Not to exceed Class A	$ —*	12b-1 Fees and/or Shareholder Servicing
Ivy Municipal High Income Fund	All Classes	Voluntary	N/A	N/A	Reduction of Investment Management Fee	$200	Investment Management Fee
	Class A	Contractual	5-18-2009	7-31-2013	0.95%	$ —	12b-1 Fees and/or Shareholder Servicing
	Class I	Contractual	5-18-2009	7-31-2013	0.70%	$ —	Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2013	Not to exceed Class A	$ 29	12b-1 Fees and/or Shareholder Servicing
Ivy Pacific Opportunities Fund	Class Y	Contractual	8-1-2011	7-31-2013	Not to exceed Class A	$ —	N/A
Ivy Small Cap Growth Fund	Class E	Contractual	8-1-2008	7-31-2013	1.56%	$ 14	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2013	Not to exceed Class A	$ —	N/A
Ivy Small Cap Value Fund	Class Y	Contractual	8-1-2011	7-31-2013	Not to exceed Class A	$ —	N/A
Ivy Tax-Managed Equity Fund	All Classes	Voluntary	N/A	N/A	Net assets under $25 million	$107	Investment Management Fee
	Class Y	Contractual	8-1-2011	7-31-2013	Not to exceed Class A	$ —	N/A
Ivy Value Fund	Class A	Contractual	8-1-2010	7-31-2013	1.55%	$ —	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2013	Not to exceed Class A	$ —	N/A

** Not shown due to rounding.*

(1) Due to Class A, Class B, Class C, Class I and/or Class Y contractual expense limits, investment management fees were waived for all share classes.

(2) Minimum yield was 0.02% throughout the period of this report.

(3) The Fund's management fee is being reduced by 0.14% of average daily net assets.

Any amounts due to the Funds as a reimbursement but not paid as of March 31, 2013 are shown as a receivable from affiliates on the Statement of Assets and Liabilities.

7. AFFILIATED COMPANY TRANSACTIONS (All amounts in thousands)

A summary of the transactions in affiliated companies during the year ended March 31, 2013 follows:

	3-31-12 Share Balance	Purchases at Cost	Sales at Cost	Realized Gain/(Loss)[1]	Distributions Received	3-31-13 Share Balance	3-31-13 Market Value
Ivy Managed European/Pacific Fund							
Ivy European Opportunities Fund, Class I	912	$ 873	$ 8,368	$ (549)	$ 149	615	$ 15,307
Ivy Pacific Opportunities Fund, Class I	4,284	8,870	10,075	(1,997)	665	4,365	62,119
				$(2,546)	$ 814		$ 77,426

	3-31-12 Share Balance	Purchases at Cost	Sales at Cost	Realized Gain/(Loss)[1]	Distributions Received	3-31-13 Share Balance	3-31-13 Market Value
Ivy Managed International Opportunities Fund							
Ivy European Opportunities Fund, Class I	1,292	$ 878	$16,781	$(3,537)	$ 182	764	$ 18,991
Ivy Global Income Allocation Fund, Class I	2,647	2,086	22,772	(771)	1,219	1,270	18,926
Ivy International Core Equity Fund, Class I	2,532	1,726	4,302	(654)	677	2,404	38,640
Ivy International Growth Fund, Class I	588	19,063	3,070	41	515	1,060	38,012
Ivy Pacific Opportunities Fund, Class I	4,722	15,888	8,675	(1,733)	815	5,411	76,996
				$(6,654)	$3,408		$191,565

(1) Included in Realized Gain/Loss, if applicable, are distributions from capital gains from the underlying securities.

8. INVESTMENT SECURITIES TRANSACTIONS ($ amounts in thousands)

The cost of purchases and the proceeds from maturities and sales of investment securities (excluding short-term securities) for the year ended March 31, 2013, were as follows:

	Purchases		Sales	
	U.S. Government	Other Issuers	U.S. Government	Other Issuers
Ivy Bond Fund	$1,109,930	$ 463,188	$1,127,195	$ 348,450
Ivy Core Equity Fund	—	353,022	—	230,157
Ivy Cundill Global Value Fund	—	51,171	—	110,254
Ivy Dividend Opportunities Fund	—	147,129	—	198,187
Ivy European Opportunities Fund	—	143,159	—	160,653
Ivy Global Bond Fund	32,797	58,503	23,230	36,821
Ivy Global Equity Income Fund	—	102,642	—	32,504
Ivy Global Income Allocation Fund	5,284	389,080	—	332,725
Ivy High Income Fund	—	7,332,696	—	4,112,441
Ivy International Core Equity Fund	—	1,129,195	—	1,195,539
Ivy International Growth Fund	—	135,815	—	86,972
Ivy Large Cap Growth Fund	—	991,659	—	1,171,963
Ivy Limited-Term Bond Fund	204,971	800,383	266,647	545,472
Ivy Managed European/Pacific Fund	—	9,743	—	15,898
Ivy Managed International Opportunities Fund	—	39,642	—	48,946
Ivy Micro Cap Growth Fund	—	40,380	—	37,574
Ivy Mid Cap Growth Fund	—	1,647,289	—	787,868
Ivy Money Market Fund	—	—	—	—
Ivy Municipal Bond Fund	—	31,381	—	7,426
Ivy Municipal High Income Fund	—	711,533	—	124,297
Ivy Pacific Opportunities Fund	—	921,031	—	904,846
Ivy Small Cap Growth Fund	—	290,848	—	313,318
Ivy Small Cap Value Fund	—	119,055	—	154,258
Ivy Tax-Managed Equity Fund	—	13,157	—	5,298
Ivy Value Fund	—	97,751	—	71,054

9. CAPITAL SHARE TRANSACTIONS (All amounts in thousands)

The Trust has authorized an unlimited number of $0.001 par value shares of beneficial interest of each class of each Fund. On April 1, 2010, all Advisor Class shares were converted to Class I. Transactions in shares of beneficial interest were as follows:

	Ivy Bond Fund				Ivy Core Equity Fund			
	Year ended 3-31-13		Year ended 3-31-12		Year ended 3-31-13		Year ended 3-31-12	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	21,415	$ 228,807	21,562	$ 222,387	13,608	$154,168	9,386	$ 94,671
Class B	414	4,419	467	4,829	524	5,305	160	1,429
Class C	1,695	18,116	3,004	31,026	2,328	23,853	1,228	11,236
Class E	97	1,040	102	1,060	135	1,501	87	881
Class I	740	7,877	444	4,589	7,104	88,478	2,504	27,627
Class R	23	250	N/A	N/A	22	250	N/A	N/A
Class Y	149	1,595	303	3,153	1,117	13,453	1,149	12,497
Shares issued in reinvestment of distributions to shareholders:								
Class A	1,533	16,393	1,055	10,894	218	2,405	629	5,945
Class B	24	258	17	173	4	40	16	135
Class C	90	957	62	639	71	710	326	2,812
Class E	14	146	11	110	3	37	8	78
Class I	21	229	6	66	18	215	44	452
Class R	—	—	N/A	N/A	—	—	N/A	N/A
Class Y	20	209	22	231	9	106	35	346
Shares redeemed:								
Class A	(12,972)	(138,540)	(13,731)	(141,382)	(5,529)	(61,400)	(4,990)	(49,850)
Class B	(390)	(4,163)	(450)	(4,633)	(168)	(1,646)	(201)	(1,821)
Class C	(1,944)	(20,770)	(1,814)	(18,724)	(1,931)	(19,343)	(2,366)	(21,719)
Class E	(73)	(785)	(54)	(554)	(31)	(358)	(24)	(247)
Class I	(583)	(6,229)	(233)	(2,429)	(4,924)	(61,371)	(626)	(6,563)
Class R	—	—	N/A	N/A	—*	—*	N/A	N/A
Class Y	(526)	(5,612)	(237)	(2,439)	(530)	(6,178)	(626)	(6,654)
Net increase	**9,747**	**$ 104,197**	**10,536**	**$ 108,996**	**12,048**	**$140,225**	**6,739**	**$ 71,255**

	Ivy Cundill Global Value Fund				Ivy Dividend Opportunities Fund			
	Year ended 3-31-13		Year ended 3-31-12		Year ended 3-31-13		Year ended 3-31-12	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	2,467	$ 32,043	2,334	$ 29,583	3,949	$ 62,525	5,429	$ 80,275
Class B	22	264	44	545	143	2,234	210	3,128
Class C	62	768	92	1,124	295	4,616	448	6,656
Class E	9	124	9	107	37	578	38	569
Class I	64	835	129	1,721	1,079	18,196	699	10,941
Class R	18	250	N/A	N/A	16	250	N/A	N/A
Class Y	122	1,533	283	3,639	106	1,670	162	2,429
Shares issued in reinvestment of distributions to shareholders:								
Class A	—	—	11	128	220	3,443	193	2,797
Class B	—	—	—	—	5	83	3	38
Class C	—	—	—	—	18	279	12	175
Class E	—	—	—*	1	3	43	2	34
Class I	—	—	3	32	5	77	5	68
Class R	—	—	N/A	N/A	—	—	N/A	N/A
Class Y	—	—	10	112	10	159	12	167
Shares redeemed:								
Class A	(4,091)	(52,258)	(5,270)	(66,258)	(6,545)	(104,572)	(4,552)	(67,351)
Class B	(379)	(4,481)	(480)	(5,753)	(418)	(6,597)	(258)	(3,761)
Class C	(544)	(6,475)	(784)	(9,447)	(779)	(12,262)	(860)	(12,462)
Class E	(8)	(101)	(10)	(129)	(38)	(611)	(29)	(422)
Class I	(119)	(1,484)	(185)	(2,394)	(1,103)	(18,561)	(269)	(3,919)
Class R	—	—	N/A	N/A	—	—	N/A	N/A
Class Y	(855)	(10,944)	(704)	(8,866)	(330)	(5,183)	(357)	(5,237)
Net increase (decrease)	**(3,232)**	**$(39,926)**	**(4,518)**	**$(55,855)**	**(3,327)**	**$ (53,633)**	**888**	**$ 14,125**

	Ivy European Opportunities Fund				Ivy Global Bond Fund			
	Year ended 3-31-13		Year ended 3-31-12		Year ended 3-31-13		Year ended 3-31-12	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	1,210	$ 27,852	1,765	$ 39,677	6,509	$ 66,576	7,545	$ 76,959
Class B	7	157	14	288	192	1,962	302	3,079
Class C	26	579	27	594	1,122	11,487	1,555	15,876
Class E	—	—*	—	—*	N/A	N/A	N/A	N/A
Class I	85	1,972	705	15,352	3,869	39,644	2,240	22,856
Class R	10	250	N/A	N/A	25	250	N/A	N/A
Class Y	23	537	12	279	231	2,371	121	1,237
Shares issued in reinvestment of distributions to shareholders:								
Class A	25	599	25	496	619	6,297	561	5,678
Class B	—	—	—	—	17	176	14	143
Class C	—	—	—	—	120	1,221	114	1,150
Class E	—	—	—	—	N/A	N/A	N/A	N/A
Class I	15	350	20	405	133	1,350	96	973
Class R	—	—	N/A	N/A	—	—	N/A	N/A
Class Y	1	14	—*	10	20	207	34	342
Shares redeemed:								
Class A	(2,022)	(47,050)	(2,476)	(56,375)	(5,527)	(56,504)	(6,304)	(64,161)
Class B	(103)	(2,237)	(119)	(2,515)	(133)	(1,356)	(414)	(4,281)
Class C	(129)	(2,815)	(194)	(4,168)	(1,012)	(10,334)	(1,904)	(19,422)
Class E	—	—	—	—	N/A	N/A	N/A	N/A
Class I	(935)	(21,884)	(131)	(2,958)	(1,046)	(10,675)	(1,938)	(19,702)
Class R	—	—	N/A	N/A	—	—	N/A	N/A
Class Y	(35)	(845)	(25)	(590)	(424)	(4,324)	(891)	(9,099)
Net increase (decrease)	**(1,822)**	**$(42,521)**	**(377)**	**$ (9,505)**	**4,715**	**$ 48,348**	**1,131**	**$ 11,628**

	Ivy Global Equity Income Fund		Ivy Global Income Allocation Fund			
	Period from 6-4-12 to 3-31-13		Year ended 3-31-13		Year ended 3-31-12	
	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:						
Class A	7,010	$ 78,790	8,790	$125,896	4,659	$ 66,683
Class B	319	3,508	100	1,411	100	1,407
Class C	1,264	14,164	754	10,681	187	2,668
Class E	N/A	N/A	33	472	35	518
Class I	3,717	41,695	821	11,862	385	5,621
Class R	22	250	17	250	N/A	N/A
Class Y	1,211	13,572	431	5,918	55	794
Shares issued in reinvestment of distributions to shareholders:						
Class A	67	755	817	11,475	673	9,351
Class B	—	2	16	219	15	211
Class C	1	9	54	748	49	679
Class E	N/A	N/A	6	89	6	84
Class I	1	14	107	1,505	155	2,173
Class R	—	—	—	—	N/A	N/A
Class Y	—*	—*	17	240	8	111
Shares redeemed:						
Class A	(2,092)	(23,888)	(4,557)	(64,768)	(3,628)	(52,291)
Class B	(203)	(2,322)	(146)	(2,026)	(149)	(2,095)
Class C	(911)	(10,568)	(417)	(5,854)	(458)	(6,563)
Class E	N/A	N/A	(24)	(336)	(22)	(306)
Class I	(2,725)	(31,660)	(1,809)	(26,111)	(382)	(5,412)
Class R	—	—	—	—	N/A	N/A
Class Y	(907)	(10,530)	(376)	(5,299)	(142)	(2,135)
Net increase	**6,774**	**$ 73,791**	**4,634**	**$ 66,372**	**1,546**	**$ 21,498**

	Ivy High Income Fund			
	Year ended 3-31-13		Year ended 3-31-12	
	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A	232,510	$ 1,970,312	159,004	$1,297,026
Class B	8,104	68,577	5,781	47,356
Class C	84,595	716,217	67,305	549,622
Class E	341	2,896	247	2,022
Class I	202,178	1,718,346	140,838	1,148,502
Class R	29	250	N/A	N/A
Class Y	73,780	625,284	53,478	437,421
Shares issued in reinvestment of distributions to shareholders:				
Class A	21,440	182,485	12,952	105,353
Class B	827	7,043	449	3,648
Class C	8,492	72,288	4,275	34,766
Class E	61	514	49	402
Class I	13,886	118,254	4,808	39,170
Class R	—	—	N/A	N/A
Class Y	5,594	47,602	2,975	24,223
Shares redeemed:				
Class A	(123,260)	(1,046,777)	(70,914)	(578,747)
Class B	(2,246)	(19,106)	(1,416)	(11,571)
Class C	(23,403)	(199,271)	(18,416)	(150,868)
Class E	(122)	(1,039)	(110)	(903)
Class I	(79,144)	(675,476)	(39,829)	(325,948)
Class R	—*	—*	N/A	N/A
Class Y	**(39,531)**	**(334,134)**	**(23,209)**	**(190,195)**
Net increase	**384,131**	**$ 3,254,265**	**298,267**	**$2,431,279**

	Ivy International Core Equity Fund				Ivy International Growth Fund			
	Year ended 3-31-13		Year ended 3-31-12		Year ended 3-31-13		Year ended 3-31-12	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	16,599	$ 245,740	21,094	$ 325,913	1,959	$ 67,374	1,057	$ 33,641
Class B	69	920	221	3,205	57	1,767	14	412
Class C	927	12,506	2,037	29,155	78	2,388	63	1,816
Class E	34	511	39	618	—	—*	—	—*
Class I	13,045	192,126	23,549	359,530	748	25,457	145	4,769
Class R	16	250	N/A	N/A	7	250	N/A	N/A
Class Y	3,788	56,429	6,344	94,567	234	7,917	165	5,129
Shares issued in reinvestment of distributions to shareholders:								
Class A	581	8,830	1,406	19,359	36	1,227	—	—
Class B	6	83	28	354	—*	3	—	—
Class C	55	759	214	2,684	1	33	—	—
Class E	3	39	6	87	—	—	—	—
Class I	574	8,749	812	11,222	18	630	—	—
Class R	—	—	N/A	N/A	—	—	N/A	N/A
Class Y	135	2,062	247	3,413	4	137	—	—
Shares redeemed:								
Class A	(20,754)	(306,977)	(14,815)	(224,907)	(948)	(32,094)	(834)	(26,633)
Class B	(326)	(4,432)	(435)	(5,964)	(32)	(957)	(52)	(1,514)
Class C	(2,408)	(32,381)	(2,518)	(34,330)	(152)	(4,500)	(256)	(7,239)
Class E	(29)	(432)	(27)	(421)	—	—	—	—
Class I	(10,941)	(161,681)	(9,239)	(141,644)	(149)	(5,057)	(114)	(3,587)
Class R	—	—	N/A	N/A	—	—	N/A	N/A
Class Y	(5,457)	(80,092)	(2,794)	(42,749)	(193)	(6,635)	(101)	(3,307)
Net increase (decrease)	**(4,083)**	**$ (56,991)**	**26,169**	**$ 400,092**	**1,668**	**$ 57,940**	**87**	**$ 3,487**

	Ivy Large Cap Growth Fund				Ivy Limited-Term Bond Fund			
	Year ended 3-31-13		Year ended 3-31-12		Year ended 3-31-13		Year ended 3-31-12	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	14,784	$ 216,679	17,548	$ 235,759	60,148	$ 674,058	63,303	$ 706,671
Class B	117	1,473	167	1,981	715	8,013	1,113	12,424
Class C	759	10,082	928	11,426	6,412	71,861	12,639	141,196
Class E	73	1,071	55	752	171	1,918	169	1,885
Class I	2,248	33,811	5,590	76,299	8,306	93,114	12,233	136,451
Class R	850	12,171	549	7,407	22	250	N/A	N/A
Class Y	1,948	28,807	2,409	33,003	6,002	67,268	4,171	46,562
Shares issued in connection with merger of Ivy Capital Appreciation Fund:								
Class A	N/A	N/A	27,058	351,460	N/A	N/A	N/A	N/A
Class B	N/A	N/A	479	5,471	N/A	N/A	N/A	N/A
Class C	N/A	N/A	2,336	27,798	N/A	N/A	N/A	N/A
Class E	N/A	N/A	207	2,680	N/A	N/A	N/A	N/A
Class I	N/A	N/A	2,134	28,391	N/A	N/A	N/A	N/A
Class R	N/A	N/A	—	—	N/A	N/A	N/A	N/A
Class Y	N/A	N/A	330	4,341	N/A	N/A	N/A	N/A
Shares issued in reinvestment of distributions to shareholders:								
Class A	125	1,815	—	—	1,806	20,239	1,967	21,937
Class B	—	—	—	—	21	234	28	310
Class C	—	—	—	—	194	2,178	274	3,058
Class E	1	10	—	—	5	61	4	40
Class I	26	388	—	—	144	1,614	136	1,513
Class R	—	—	—	—	—	—	N/A	N/A
Class Y	20	287	—	—	92	1,025	101	1,127
Shares redeemed:								
Class A	(18,026)	(266,421)	(19,244)	(257,673)	(47,647)	(533,902)	(43,374)	(484,020)
Class B	(436)	(5,594)	(409)	(4,843)	(852)	(9,542)	(930)	(10,379)
Class C	(1,645)	(21,880)	(1,649)	(20,146)	(8,838)	(99,028)	(10,879)	(121,232)
Class E	(67)	(968)	(32)	(437)	(44)	(492)	(72)	(796)
Class I	(9,147)	(139,117)	(4,528)	(61,640)	(7,051)	(79,011)	(7,881)	(87,876)
Class R	(674)	(9,625)	(401)	(5,284)	—	—	N/A	N/A
Class Y	(2,025)	(29,971)	(5,123)	(70,443)	(5,446)	(60,992)	(4,580)	(51,127)
Net increase (decrease)	**(11,069)**	**$(166,982)**	**28,404**	**$ 366,302**	**14,160**	**$ 158,866**	**28,422**	**$ 317,744**

	Ivy Managed European/Pacific Fund				Ivy Managed International Opportunities Fund			
	Year ended 3-31-13		Year ended 3-31-12		Year ended 3-31-13		Year ended 3-31-12	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	2,062	$ 15,681	2,788	$ 22,018	4,714	$ 40,470	6,348	$ 55,568
Class B	14	104	19	155	25	205	76	677
Class C	28	206	42	350	97	820	221	1,899
Class E	—	—	—	—	—	—	—	—
Class I	15	117	18	143	30	271	25	210
Class R	32	250	N/A	N/A	28	250	N/A	N/A
Class Y	10	76	53	401	22	194	54	487
Shares issued in reinvestment of distributions to shareholders:								
Class A	48	383	72	494	281	2,496	356	2,775
Class B	—	—	—*	—*	2	17	3	25
Class C	—*	—*	—*	1	5	39	6	48
Class E	—	—	—	—	—	—	—	—
Class I	—*	—*	—*	1	—*	4	—*	4
Class R	—	—	N/A	N/A	—	—	N/A	N/A
Class Y	—*	3	1	4	1	7	1	9
Shares redeemed:								
Class A	(2,796)	(21,399)	(2,703)	(21,716)	(5,964)	(51,349)	(5,030)	(43,814)
Class B	(44)	(324)	(52)	(406)	(69)	(578)	(135)	(1,188)
Class C	(66)	(476)	(77)	(607)	(158)	(1,325)	(177)	(1,529)
Class E	—	—	—	—	—	—	—	—
Class I	(16)	(128)	(18)	(148)	(18)	(144)	(6)	(49)
Class R	—	—	N/A	N/A	—	—	N/A	N/A
Class Y	(31)	(238)	(10)	(75)	(33)	(279)	(19)	(168)
Net increase (decrease)	**(744)**	**$ (5,745)**	**133**	**$ 615**	**(1,037)**	**$ (8,902)**	**1,723**	**$ 14,954**

	Ivy Micro Cap Growth Fund				Ivy Mid Cap Growth Fund			
	Year ended 3-31-13		Year ended 3-31-12		Year ended 3-31-13		Year ended 3-31-12	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	1,337	$ 24,706	1,714	$ 32,193	35,683	$ 638,824	24,106	$ 421,451
Class B	28	510	25	447	401	6,336	528	8,243
Class C	76	1,383	75	1,363	4,059	67,787	5,333	86,492
Class E	N/A	N/A	N/A	N/A	54	971	52	889
Class I	109	1,966	149	2,638	34,973	664,913	42,992	778,110
Class R	28	536	N/A	N/A	2,349	42,082	2,183	37,728
Class Y	10	194	36	602	13,593	254,864	21,087	381,794
Shares issued in reinvestment of distributions to shareholders:								
Class A	—	—	297	4,645	304	5,527	764	12,603
Class B	—	—	5	76	7	115	26	378
Class C	—	—	14	222	46	767	145	2,207
Class E	N/A	N/A	N/A	N/A	1	22	5	79
Class I	—	—	12	190	259	4,916	628	10,795
Class R	—	—	N/A	N/A	17	312	45	743
Class Y	—	—	2	28	107	1,991	423	7,179
Shares redeemed:								
Class A	(1,062)	(19,216)	(2,328)	(41,007)	(12,727)	(233,215)	(10,856)	(184,445)
Class B	(20)	(367)	(23)	(390)	(270)	(4,267)	(260)	(4,002)
Class C	(57)	(1,004)	(90)	(1,576)	(2,060)	(34,107)	(1,633)	(25,783)
Class E	N/A	N/A	N/A	N/A	(23)	(403)	(28)	(485)
Class I	(131)	(2,342)	(119)	(2,193)	(13,612)	(260,712)	(9,163)	(160,713)
Class R	(14)	(282)	N/A	N/A	(1,259)	(22,833)	(669)	(11,585)
Class Y	(41)	(729)	(16)	(297)	(11,581)	(214,202)	(9,611)	(164,994)
Net increase (decrease)	**263**	**$ 5,355**	**(247)**	**$ (3,059)**	**50,321**	**$ 919,688**	**66,097**	**$1,196,684**

	Ivy Money Market Fund				Ivy Municipal Bond Fund			
	Year ended 3-31-13		Year ended 3-31-12		Year ended 3-31-13		Year ended 3-31-12	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	160,828	$ 160,828	263,590	$ 263,590	5,124	$ 62,430	4,546	$ 52,621
Class B	6,108	6,108	11,815	11,815	88	1,076	187	2,167
Class C	37,852	37,852	75,157	75,157	742	9,040	1,004	11,621
Class E	2,747	2,747	2,923	2,923	N/A	N/A	N/A	N/A
Class I	N/A	N/A	N/A	N/A	136	1,661	40	460
Class Y	N/A	N/A	N/A	N/A	50	606	18	205
Shares issued in reinvestment of distributions to shareholders:								
Class A	27	27	28	28	239	2,906	214	2,473
Class B	2	2	1	1	4	48	4	42
Class C	7	7	8	8	34	420	39	453
Class E	1	1	1	1	N/A	N/A	N/A	N/A
Class I	N/A	N/A	N/A	N/A	2	22	1	14
Class Y	N/A	N/A	N/A	N/A	1	8	1	11
Shares redeemed:								
Class A	(202,199)	(202,199)	(252,261)	(252,261)	(2,559)	(31,204)	(2,394)	(27,649)
Class B	(6,516)	(6,516)	(10,738)	(10,738)	(87)	(1,061)	(70)	(817)
Class C	(44,742)	(44,742)	(65,597)	(65,597)	(627)	(7,637)	(495)	(5,737)
Class E	(1,877)	(1,877)	(2,418)	(2,418)	N/A	N/A	N/A	N/A
Class I	N/A	N/A	N/A	N/A	(53)	(640)	(10)	(117)
Class Y	N/A	N/A	N/A	N/A	(47)	(575)	(17)	(200)
Net increase (decrease)	**(47,762)**	**$ (47,762)**	**22,509**	**$ 22,509**	**3,047**	**$ 37,100**	**3,068**	**$ 35,547**

	Ivy Municipal High Income Fund				Ivy Pacific Opportunities Fund			
	Year ended 3-31-13		Year ended 3-31-12		Year ended 3-31-13		Year ended 3-31-12	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	52,256	$ 281,954	55,812	$282,211	8,905	$ 120,857	10,348	$ 152,973
Class B	1,626	8,752	1,456	7,383	98	1,154	116	1,507
Class C	27,917	150,467	27,026	136,745	156	1,916	229	3,158
Class E	N/A	N/A	N/A	N/A	—	—	—	—
Class I	96,022	518,337	64,903	327,621	2,198	29,513	1,057	15,995
Class R	N/A	N/A	N/A	N/A	18	250	N/A	N/A
Class Y	4,177	22,605	4,905	24,797	118	1,573	75	1,154
Shares issued in reinvestment of distributions to shareholders:								
Class A	2,778	15,041	1,740	8,790	244	3,410	1,506	19,205
Class B	47	254	25	128	—*	3	41	450
Class C	1,027	5,560	544	2,751	3	41	66	746
Class E	N/A	N/A	N/A	N/A	—	—	—	—
Class I	3,095	16,766	1,515	7,657	109	1,563	509	6,633
Class R	N/A	N/A	N/A	N/A	—	—	N/A	N/A
Class Y	218	1,178	124	629	3	49	23	294
Shares redeemed:								
Class A	(28,697)	(155,931)	(15,187)	(76,436)	(9,777)	(132,826)	(11,247)	(167,941)
Class B	(430)	(2,334)	(141)	(715)	(294)	(3,361)	(366)	(4,740)
Class C	(7,914)	(43,012)	(3,336)	(16,714)	(489)	(5,809)	(806)	(10,824)
Class E	N/A	N/A	N/A	N/A	—	—	—	—
Class I	(41,787)	(226,983)	(14,471)	(72,722)	(1,579)	(21,904)	(1,111)	(16,296)
Class R	N/A	N/A	N/A	N/A	—	—	N/A	N/A
Class Y	(3,095)	(16,809)	(1,285)	(6,441)	(247)	(3,400)	(195)	(3,098)
Net increase (decrease)	**107,240**	**$ 575,845**	**123,630**	**$625,684**	**(534)**	**$ (6,971)**	**245**	**$ (784)**

	Ivy Small Cap Growth Fund				Ivy Small Cap Value Fund			
	Year ended 3-31-13		Year ended 3-31-12		Year ended 3-31-13		Year ended 3-31-12	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	4,987	$ 72,934	7,527	$106,797	2,703	$ 41,730	3,754	$ 58,392
Class B	153	1,924	215	2,667	23	319	59	852
Class C	1,407	18,583	2,136	27,825	165	2,371	383	5,760
Class E	42	609	39	555	—	—*	—	—
Class I	4,210	72,781	5,724	93,488	239	3,827	991	15,690
Class R	708	10,321	813	11,500	33	531	N/A	N/A
Class Y	2,603	43,403	4,861	76,932	243	3,728	543	8,697
Shares issued in reinvestment of distributions to shareholders:								
Class A	449	6,202	612	7,774	480	7,119	1,450	18,919
Class B	23	275	34	381	9	114	39	457
Class C	371	4,603	560	6,456	29	398	106	1,288
Class E	5	69	7	84	—	—	—	—
Class I	161	2,628	167	2,481	33	514	40	547
Class R	23	311	23	290	—	—	N/A	N/A
Class Y	266	4,201	407	5,879	10	158	142	1,903
Shares redeemed:								
Class A	(4,859)	(70,255)	(7,010)	(95,428)	(4,046)	(61,765)	(5,286)	(81,311)
Class B	(203)	(2,522)	(276)	(3,337)	(120)	(1,608)	(137)	(1,889)
Class C	(2,666)	(34,783)	(3,620)	(45,842)	(335)	(4,674)	(493)	(6,991)
Class E	(34)	(504)	(36)	(511)	—	—	—	—
Class I	(2,207)	(38,184)	(3,613)	(58,572)	(215)	(3,376)	(215)	(3,333)
Class R	(572)	(8,321)	(654)	(9,081)	(16)	(279)	N/A	N/A
Class Y	(3,633)	(59,729)	(5,492)	(85,899)	(1,306)	(20,514)	(663)	(10,586)
Net increase (decrease)	**1,234**	**$ 24,546**	**2,424**	**$ 44,439**	**(2,071)**	**$(31,407)**	**713**	**$ 8,395**

	Ivy Tax-Managed Equity Fund				Ivy Value Fund			
	Year ended 3-31-13		Year ended 3-31-12		Year ended 3-31-13		Year ended 3-31-12	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	942	$12,345	716	$ 8,524	3,404	$ 62,633	2,581	$ 42,562
Class B	96	1,251	3	40	133	2,359	77	1,229
Class C	101	1,314	8	88	149	2,659	140	2,273
Class E	N/A	N/A	N/A	N/A	—	—	—	—
Class I	126	1,675	—*	5	118	2,138	154	2,637
Class R	N/A	N/A	N/A	N/A	28	528	N/A	N/A
Class Y	26	335	34	420	33	611	50	836
Shares issued in reinvestment of distributions to shareholders:								
Class A	6	80	—	—	54	931	106	1,635
Class B	—*	—*	—	—	—	1	2	35
Class C	—	—	—	—	1	15	4	59
Class E	N/A	N/A	N/A	N/A	—	—	—	—
Class I	—*	1	—	—	1	21	4	55
Class R	N/A	N/A	N/A	N/A	—	—	N/A	N/A
Class Y	—*	2	—	—	—*	3	1	9
Shares redeemed:								
Class A	(374)	(4,906)	(274)	(3,248)	(1,827)	(33,052)	(1,511)	(24,565)
Class B	(91)	(1,191)	—	—	(51)	(882)	(46)	(709)
Class C	(80)	(1,043)	(14)	(178)	(135)	(2,325)	(153)	(2,400)
Class E	N/A	N/A	N/A	N/A	—	—	—	—
Class I	(118)	(1,568)	(1)	(17)	(113)	(1,931)	(107)	(1,727)
Class R	N/A	N/A	N/A	N/A	(14)	(278)	N/A	N/A
Class Y	(45)	(576)	(20)	(265)	(30)	(558)	(59)	(941)
Net increase	**589**	**$ 7,719**	**452**	**$ 5,369**	**1,751**	**$ 32,873**	**1,243**	**$ 20,988**

10. COMMITMENTS ($ amounts in thousands)

Bridge loan commitments may obligate a Fund to furnish temporary financing to a borrower until permanent financing can be arranged. At year ended March 31, 2013, Ivy High Income Fund had outstanding bridge loan commitments of $428,240. In connection with these commitments, the Fund earns a commitment fee, typically set as a percentage of the commitment amount. Such fee income is included in interest income on the Statement of Operations.

11. FEDERAL INCOME TAX MATTERS ($ amounts in thousands)

For Federal income tax purposes, cost of investments owned at March 31, 2013 and the related unrealized appreciation (depreciation) were as follows:

Fund	Cost of Investments	Gross Appreciation	Gross Depreciation	Net Unrealized Appreciation
Ivy Bond Fund	$ 612,979	$ 23,116	$10,666	$ 12,450
Ivy Core Equity Fund	420,323	111,318	474	110,844
Ivy Cundill Global Value Fund	197,340	43,213	12,254	30,959
Ivy Dividend Opportunities Fund	237,141	92,183	239	91,944
Ivy European Opportunities Fund	165,109	50,950	3,802	47,148
Ivy Global Bond Fund	286,844	10,067	6,141	3,926
Ivy Global Equity Income Fund	77,068	5,372	745	4,627
Ivy Global Income Allocation Fund	352,131	28,875	5,243	23,632
Ivy High Income Fund	7,699,657	425,506	30,216	395,290
Ivy International Core Equity Fund	1,396,324	173,693	38,545	135,148
Ivy International Growth Fund	256,603	36,502	9,815	26,687
Ivy Large Cap Growth Fund	1,004,637	369,580	2,773	366,807
Ivy Limited-Term Bond Fund	1,599,512	32,754	1,527	31,227
Ivy Managed European/Pacific Fund	75,146	2,566	—	2,566
Ivy Managed International Opportunities Fund	177,359	14,630	—	14,630
Ivy Micro Cap Growth Fund	68,371	25,984	2,523	23,461
Ivy Mid Cap Growth Fund	2,749,678	581,912	46,484	535,428
Ivy Money Market Fund	175,539	—	—	—
Ivy Municipal Bond Fund	156,671	13,466	855	12,611
Ivy Municipal High Income Fund	1,541,403	109,179	10,704	98,475
Ivy Pacific Opportunities Fund	603,390	90,064	29,589	60,475
Ivy Small Cap Growth Fund	650,214	258,302	8,198	250,104
Ivy Small Cap Value Fund	219,549	52,839	928	51,911
Ivy Tax-Managed Equity Fund	23,060	5,719	108	5,611
Ivy Value Fund	142,690	35,609	202	35,407

For Federal income tax purposes, the Funds' distributed and undistributed earnings and profit for the year ended March 31, 2013 and the post-October and late-year ordinary activity were as follows:

Fund	Distributed Ordinary Income	Undistributed Ordinary Income	Distributed Long-Term Capital Gains	Undistributed Long-Term Capital Gains	Tax Return of Capital	Post-October Capital Losses Deferred	Late-Year Ordinary Losses Deferred
Ivy Bond Fund	$ 20,250	$ 273	$ —	$ —	$—	$ 259	$ —
Ivy Core Equity Fund	443	—	3,661	7,138	—	—	15
Ivy Cundill Global Value Fund	—	228	—	—	—	—	312
Ivy Dividend Opportunities Fund	4,410	—	—	—	—	1,237	—
Ivy European Opportunities Fund	981	141	—	—	—	—	—
Ivy Global Bond Fund	10,397	569	195	431	—	—	—
Ivy Global Equity Income Fund	1,568	1,590	—	122	—	—	—
Ivy Global Income Allocation Fund	14,809	2,308	—	—	—	—	—
Ivy High Income Fund	524,544	46,518	19,839	34,648	—	—	—
Ivy International Core Equity Fund	22,612	13,919	—	—	—	—	—
Ivy International Growth Fund	2,164	1,070	—	—	—	—	—
Ivy Large Cap Growth Fund	2,842	—	11	39,209	—	—	915
Ivy Limited-Term Bond Fund	24,212	372	4,306	9,541	—	—	—
Ivy Managed European/Pacific Fund	393	—	—	—	—	1,004	121
Ivy Managed International Opportunities Fund	2,598	—	—	—	—	543	143
Ivy Micro Cap Growth Fund	—	—	—	—	—	—	370
Ivy Mid Cap Growth Fund	—	—	15,530	10,529	—	—	6,170
Ivy Money Market Fund	41	22	—	—	—	—	—
Ivy Municipal Bond Fund	3,975	55	—	—	—	—	—

Fund	Distributed Ordinary Income	Undistributed Ordinary Income	Distributed Long-Term Capital Gains	Undistributed Long-Term Capital Gains	Tax Return of Capital	Post-October Capital Losses Deferred	Late-Year Ordinary Losses Deferred
Ivy Municipal High Income Fund	$53,850	$3,557	$ —	$ 1,122	$—	$—	$ —
Ivy Pacific Opportunities Fund	5,114	181	—	—	—	—	—
Ivy Small Cap Growth Fund	—	—	19,703	31,336	—	—	1,049
Ivy Small Cap Value Fund	2,168	4,448	6,535	7,050	—	—	—
Ivy Tax-Managed Equity Fund	90	—	—	—	—	80	29
Ivy Value Fund	1,010	193	25	504	—	—	—

Internal Revenue Code regulations permit each Fund to elect to defer into its next fiscal year capital losses incurred between each November 1 and the end of its fiscal year. Each Fund is also permitted to defer into its next fiscal year late-year ordinary losses that arise from the netting of activity generated between each November 1 and the end of its fiscal year on certain specified ordinary items.

Accumulated capital losses represent net capital loss carryovers as of March 31, 2013 that may be available to offset future realized capital gains and thereby reduce future capital gains distributions. Under the Regulated Investment Company Modernization Act of 2010 (the “Modernization Act”), a Fund is permitted to carry forward capital losses incurred in taxable years beginning after December 22, 2010 for an unlimited period. Any losses incurred during those future taxable years will be required to be utilized prior to any losses incurred in pre-enactment taxable years which have only an eight year carryforward period. As a result of this ordering rule, pre-enactment capital loss carryovers may expire unused. Additionally, post-enactment capital losses that are carried forward will retain their character as either short-term or long-term capital losses rather than being considered all short-term as under the previous law. The Fund’s first fiscal year end subject to the Modernization Act is March 31, 2012. The following table shows the expiration dates for capital loss carryovers from pre-enactment taxable years and the amounts of capital loss carryovers, if any, by each of the applicable Funds electing to be taxed as a RIC during the year ended March 31, 2013:

	Pre-Enactment						Post-Enactment	
Fund	2014	2015	2016	2017	2018	2019	Short-Term Capital Loss Carryover	Long-Term Capital Loss Carryover
Ivy Bond Fund	$—	$94	$902	$ 6,969	$ 13,527	$ —	$ —	$ —
Ivy Core Equity Fund	—	—	—	—	—	—	—	—
Ivy Cundill Global Value Fund	—	—	—	—	45,650	—	—	—
Ivy Dividend Opportunities Fund	—	—	—	—	19,669	—	—	—
Ivy European Opportunities Fund	—	—	—	43,096	132,101	—	2,983	3,627
Ivy Global Bond Fund	—	—	—	—	—	—	—	—
Ivy Global Equity Income Fund	—	—	—	—	—	—	—	—
Ivy Global Income Allocation Fund	—	—	—	—	34,018	—	3,086	9,589
Ivy High Income Fund	—	—	—	—	—	—	—	—
Ivy International Core Equity Fund	—	—	—	—	—	—	33,297	46,150
Ivy International Growth Fund	—	—	—	—	17,827	—	—	—
Ivy Large Cap Growth Fund	—	—	—	—	90,761	—	—	—
Ivy Limited-Term Bond Fund	—	—	—	—	—	—	—	—
Ivy Managed European/Pacific Fund	—	—	—	—	15,270	297	—	2,045
Ivy Managed International Opportunities Fund	—	—	—	—	9,289	10,440	—	6,654
Ivy Micro Cap Growth Fund	—	—	—	—	—	—	123	—
Ivy Mid Cap Growth Fund	—	—	—	—	—	—	—	—
Ivy Money Market Fund	—	—	—	—	—	37	—	—
Ivy Municipal Bond Fund	—	—	34	101	84	146	—	—
Ivy Municipal High Income Fund	—	—	—	—	—	—	—	—
Ivy Pacific Opportunities Fund	—	—	—	—	—	—	32,189	22,414
Ivy Small Cap Growth Fund	—	—	—	—	—	—	—	—
Ivy Small Cap Value Fund	—	—	—	—	—	—	—	—
Ivy Tax-Managed Equity Fund	—	—	—	—	7	38	31	—
Ivy Value Fund	—	—	—	—	—	—	—	—

Ivy Mortgage Securities Fund was merged into Ivy Bond Fund as of January 24, 2011. At the time of the merger, Ivy Mortgage Securities Fund had capital loss carryovers available to offset future gains of the Ivy Bond Fund. These carryovers are limited to $4,298 for each period ending from March 31, 2014 through 2018, plus any unused limitations from prior years.

Ivy Capital Appreciation Fund was merged into Ivy Large Cap Growth Fund as of June 13, 2011. At the time of the merger, Ivy Capital Appreciation Fund had capital loss carryovers available to offset future gains of the Ivy Large Cap Growth Fund. These carryovers are limited to $18,066 for each period ending from March 31, 2014 through 2017 plus any unused limitations from prior years.

Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sales, post-October losses, late-year ordinary losses, foreign currency transactions, net operating losses, income from passive foreign investment companies (PFICs), partnership transactions, and expiring capital loss carryovers. At March 31, 2013, the following reclassifications were made:

Fund	Undistributed Net Investment Income	Accumulated Net Realized Gain (Loss)	Paid-In Capital
Ivy Bond Fund	$ 3,052	$ 691	$(3,743)
Ivy Core Equity Fund	801	(801)	—
Ivy Cundill Global Value Fund	79	(79)	—
Ivy Dividend Opportunities Fund	160	1	(161)
Ivy European Opportunities Fund	(23)	23	—
Ivy Global Bond Fund	227	(227)	—*
Ivy Global Equity Income Fund	244	(181)	(63)
Ivy Global Income Allocation Fund	1,444	(1,444)	—
Ivy High Income Fund	(2,011)	2,011	—
Ivy International Core Equity Fund	2,870	(2,870)	—
Ivy International Growth Fund	101	(101)	—
Ivy Large Cap Growth Fund	11	(11)	—
Ivy Limited-Term Bond Fund	2,441	(2,441)	—
Ivy Managed European/Pacific Fund	—*	—	—*
Ivy Managed International Opportunities Fund	14	—	(14)
Ivy Micro Cap Growth Fund	1,197	(188)	(1,009)
Ivy Mid Cap Growth Fund	8,154	12	(8,166)
Ivy Money Market Fund	—	—	—
Ivy Municipal Bond Fund	—	—	—
Ivy Municipal High Income Fund	—	—	—
Ivy Pacific Opportunities Fund	4,861	(4,657)	(204)
Ivy Small Cap Growth Fund	8,661	(434)	(8,227)
Ivy Small Cap Value Fund	1,387	(1,384)	(3)
Ivy Tax-Managed Equity Fund	4	(1)	(3)
Ivy Value Fund	469	(463)	(6)

To the Shareholders and Board of Trustees of Ivy Funds:

We have audited the accompanying statements of assets and liabilities, including the schedules of investments, of Ivy Bond Fund, Ivy Core Equity Fund, Ivy Cundill Global Value Fund, Ivy Dividend Opportunities Fund, Ivy European Opportunities Fund, Ivy Global Bond Fund, Ivy Global Income Allocation Fund (formerly Ivy International Balanced Fund), Ivy High Income Fund, Ivy International Core Equity Fund, Ivy International Growth Fund, Ivy Large Cap Growth Fund, Ivy Limited-Term Bond Fund, Ivy Managed European/Pacific Fund, Ivy Managed International Opportunities Fund, Ivy Micro Cap Growth Fund, Ivy Mid Cap Growth Fund, Ivy Money Market Fund, Ivy Municipal Bond Fund, Ivy Municipal High Income Fund, Ivy Pacific Opportunities Fund, Ivy Small Cap Growth Fund, Ivy Small Cap Value Fund, Ivy Tax-Managed Equity Fund, Ivy Value Fund, and Ivy Global Equity Income Fund, twenty-five of the thirty-two funds constituting Ivy Funds (the "Funds"), as of March 31, 2013, and the related statements of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, and the financial highlights for each of the periods presented (as to the Ivy Global Equity Income Fund, the related statement of operations, statement of changes in net assets, and financial highlights for the period from June 4, 2012 (the commencement of operations) through March 31, 2013). These financial statements and financial highlights are the responsibility of the Funds' management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Funds are not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Funds' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of March 31, 2013, by correspondence with the custodian, agent banks, and brokers; where replies were not received from brokers, we performed other auditing procedures. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the Funds as of March 31, 2013, the results of their operations, the changes in their net assets, and the financial highlights for each of the periods presented, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP
Kansas City, MO
May 17, 2013

The Funds hereby designate the following amounts of dividends paid from net ordinary income as dividends qualifying for the 70% dividends received deduction for corporations or as qualified dividend income for individuals for the tax period ended March 31, 2013:

	Dividends Received Deduction for Corporations	Qualified Dividend Income for Individuals
Ivy Bond Fund	$ —	$ —
Ivy Core Equity Fund	1,244,375	1,244,375
Ivy Cundill Global Value Fund	—	—
Ivy Dividend Opportunities Fund	4,409,616	4,409,616
Ivy European Opportunities Fund	24,032	1,471,959
Ivy Global Bond Fund	—	226,396
Ivy Global Equity Income Fund	285,554	895,292
Ivy Global Income Allocation Fund	1,689,870	11,872,928
Ivy High Income Fund	—	—
Ivy International Core Equity Fund	—	25,961,690
Ivy International Growth Fund	231,201	2,695,236
Ivy Large Cap Growth Fund	2,852,740	2,852,740
Ivy Limited-Term Bond Fund	—	—
Ivy Managed European/Pacific Fund	—	556,821
Ivy Managed International Opportunities Fund	188,607	3,042,605
Ivy Micro Cap Growth Fund	—	—
Ivy Mid Cap Growth Fund	—	—
Ivy Money Market Fund	—	—
Ivy Municipal Bond Fund	—	—
Ivy Municipal High Income Fund	—	—
Ivy Pacific Opportunities Fund	—	6,274,170
Ivy Small Cap Growth Fund	—	—
Ivy Small Cap Value Fund	2,167,732	2,167,732
Ivy Tax-Managed Equity Fund	90,095	90,095
Ivy Value Fund	1,010,466	1,010,466

Ivy Municipal Bond Fund and Ivy Municipal High lncome Fund hereby designate $3,961,155 and $53,667,276, respectively, of the dividends declared from net investment income as exempt from federal income tax for the tax period ending March 31, 2013.

The Funds hereby designate the following amounts as distributions of long-term capital gains:

Ivy Bond Fund	$ —
Ivy Core Equity Fund	3,661,405
Ivy Cundill Global Value Fund	—
Ivy Dividend Opportunities Fund	—
Ivy European Opportunities Fund	—
Ivy Global Bond Fund	195,338
Ivy Global Equity Income Fund	—
Ivy Global Income Allocation Fund	—
Ivy High Income Fund	19,839,191
Ivy International Core Equity Fund	—
Ivy International Growth Fund	—
Ivy Large Cap Growth Fund	11,040
Ivy Limited-Term Bond Fund	4,306,104
Ivy Managed European/Pacific Fund	—
Ivy Managed International Opportunities Fund	—
Ivy Micro Cap Growth Fund	—
Ivy Mid Cap Growth Fund	15,529,952
Ivy Money Market Fund	—
Ivy Municipal Bond Fund	—
Ivy Municipal High Income Fund	—
Ivy Pacific Opportunities Fund	—
Ivy Small Cap Growth Fund	19,702,839
Ivy Small Cap Value Fund	6,535,439
Ivy Tax-Managed Equity Fund	—
Ivy Value Fund	24,699

lncome from Ivy Municipal Bond Fund and Ivy Municipal High lncome Fund may be subject to the alternative minimum tax. Shareholders are advised to consult with their tax advisors concerning the tax treatment of dividends and distributions from all the Funds.

Internal Revenue Code regulations permit each qualifying Fund to elect to pass through a foreign tax credit to shareholders with respect to foreign taxes paid by the Fund. As of March 31, 2013, the Funds hereby designate the following as a foreign tax credit from the taxes paid on income derived from sources within foreign countries or possession of the United States:

	Foreign Tax Credit	Foreign Derived Income
Ivy European Opportunities Fund	$ 518,696	$ 5,209,118
Ivy Global Equity Income Fund	92,777	1,455,525
Ivy Global Income Allocation Fund	970,154	16,833,798
Ivy International Core Equity Fund	3,078,043	45,380,694
Ivy International Growth Fund	366,052	5,374,217
Ivy Managed European/Pacific Fund	163,609	976,703
Ivy Managed International Opportunities Fund	456,329	3,677,649
Ivy Pacific Opportunities Fund	1,100,982	14,196,743

The tax status of dividends paid and the pass-through of foreign taxes paid will be reported to you on Form 1099-DIV after the close of the applicable calendar year.

The Trust is governed by the Board of Trustees (the Board). A majority of the Board members are not "interested persons" as defined in Section 2(a)(19) of the 1940 Act and therefore qualify as Disinterested Trustees. The Board elects the officers who are responsible for administering the Funds' day-to-day operations. The Waddell & Reed Fund Complex (Fund Complex) is comprised of the Ivy Family of Funds and the Advisors Fund Complex, which is comprised of each of the funds in the Waddell & Reed Advisors Funds (20 funds), Ivy Funds Variable Insurance Portfolios (26 funds) and InvestEd Portfolios (3 funds). Jarold W. Boettcher, Joseph Harroz, Jr., Henry J. Herrmann and Eleanor B. Schwartz also serve as trustees of each of the funds in the Advisors Fund Complex.

Joseph Harroz, Jr. serves as Independent Chair of the Trust's Board and of the Board of Trustees of Ivy Funds.

A Trustee serves until his or her successor is elected and qualified or until his or her earlier death, resignation or removal. The Board appoints officers and delegates to them the management of the day-to-day operations of each of the Funds, based on policies reviewed and approved by the Board, with general oversight by the Board.

The Statement of Additional Information (SAI) for the Trust includes additional information about the Trust's Trustees. The SAI is available without charge, upon request by calling 1.800.777.6472. It is also available on the Ivy Funds website, www.ivyfunds.com.

Disinterested Trustees

The following table provides information regarding each Disinterested Trustee.

Name, Address and Year of Birth	Position Held with the Trust	Trustee Since	Principal Occupation(s) During Past 5 Years	Number of Funds in Fund Complex Overseen	Other Directorships Held During Past 5 Years
Jarold W. Boettcher, CFA 6300 Lamar Avenue Overland Park, KS 66202 1940	Trustee	2008	President of Boettcher Enterprises, Inc. (agriculture products and services) (1979 to present), Boettcher Supply, Inc. (electrical and plumbing supplies distributor) (1979 to present), Boettcher Aerial, Inc. (Aerial Ag Applicator) (1982 to present)	83	Director of Guaranty State Bank & Trust Co. (financial services) (1981 to present); Director of Guaranty, Inc. (financial services) (1985 to present); Member of Kansas Board of Regents (2007 to 2011); Trustee and Governance Committee Member of Kansas State University Foundation (1981 to present); Audit Committee Chairperson, Kansas Bioscience Authority (2009 to present); Member of Kansas Foundation for Medical Care (until 2011); Trustee of Advisors Fund Complex (49 portfolios overseen)
James D. Gressett 6300 Lamar Avenue Overland Park, KS 66202 1950	Trustee	2008	Chief Executive Officer (CEO) of CalPac Pizza LLC (2011 to present); CEO of CalPac Pizza II LLC (2012 to present); CEO of PacPizza LLC (Pizza Hut franchise) (1999 to present); Partner, Century Bridge Partners (real estate investments) (2007 to present); Manager, Premium Gold Foods (2006 to present)	34	None

Name, Address and Year of Birth	Position Held with the Trust	Trustee Since	Principal Occupation(s) During Past 5 Years	Number of Funds in Fund Complex Overseen	Other Directorships Held During Past 5 Years
Joseph Harroz, Jr. 6300 Lamar Avenue Overland Park, KS 66202 1967	Trustee Independent Chairman	2008 2008	Dean of the College of Law, Vice President, University of Oklahoma (2010 to present); President of Graymark HealthCare (a NASDAQ listed company) (2008 to 2010); Adjunct Professor, University of Oklahoma Law School (1997 to 2010); Managing Member, Harroz Investments, LLC, (commercial enterprise investments) (1998 to present)	83	Director and Investor, Valliance Bank (2004 to present); Director, Graymark HealthCare (2008 to present); Trustee, the Mewbourne Family Support Organization (2003 to present) (non-profit); Trustee of Advisors Fund Complex (49 portfolios overseen)
Glendon E. Johnson, Jr. 6300 Lamar Avenue Overland Park, KS 66202 1951	Trustee	2008	Of Counsel, Lee & Smith, PC (law firm) (1996 to present); Co-owner and Vice President of the Board, Castle Valley Ranches, LLC (ranching) and Castle Valley Outdoors, LLC (hunting, fishing, outdoor recreation, lodging and corporate retreats) (1995 to present); Formerly, Partner, Kelly, Drye & Warren LLP (law firm, emphasis on finance, securities, mergers and acquisitions law) (1989-1996); Partner, Lane & Edson PC (law firm) (1987-1989)	34	Director, Thomas Foundation for Cancer Research (2005 to present)
Eleanor B. Schwartz 6300 Lamar Avenue Overland Park, KS 66202 1937	Trustee	2008	Professor Emeritus, University of Missouri at Kansas City (2003 to present); Chancellor Emeritus, University of Missouri at Kansas City (1999 to present)	83	
Michael G. Smith 920 York Road Suite 350 Hinsdale, IL 60521 1944	Trustee	2008	Retired; formerly, with Merrill Lynch as Managing Director of Global Investor Client Strategy (1996-1998), Head of Regional Institutional Sales (1995-1996) and of U.S. Central Region (1986-1995, 1999).	34	Director of Executive Board, Cox Business School, Southern Methodist University; Lead Director of Northwestern Mutual Funds (29 portfolios overseen) (2003 to present); Director, d-bx Target Date Funds (2007 to present); Chairman, CTMG, Inc. (clinical testing) (2008 to present)

Name, Address and Year of Birth	Position Held with the Trust	Trustee Since	Principal Occupation(s) During Past 5 Years	Number of Funds in Fund Complex Overseen	Other Directorships Held During Past 5 Years
Edward M. Tighe 6300 Lamar Avenue Overland Park, KS 66202 1942	Trustee	2008	Retired; formerly, CEO and Director of Asgard Holdings LLC (computer network and security services) (2002 to 2004); President, Citco Technology Management (1995-2000); CEO, Global Mutual Fund Services (1993-2000); Sr. Vice President, Templeton Global Investors (1988-1992)	34	Director, The Research Coast Principium Foundation, Inc. (non-profit) (2012 to present)

Interested Trustees

Mr. Herrmann is "interested" by virtue of his current or former engagement as an officer of Waddell & Reed Financial, Inc. (WDR) or its wholly owned subsidiaries, including each Fund's investment manager, IICO, each Fund's principal underwriter, IFDI, and each Fund's shareholder servicing and accounting services agent, Waddell & Reed Services Company, doing business as WI Services Company (WISC), as well as by virtue of his personal ownership in shares of WDR.

Name, Address and Year of Birth	Position(s) Held with the Trust	Trustee/Officer Since	Principal Occupation(s) During Past 5 Years	Number of Funds in Fund Complex Overseen	Other Directorships Held
Henry J. Herrmann 6300 Lamar Avenue Overland Park, KS 66202 1942	President Trustee	2008 2008	Chairman of WDR (January 2010 to present); CEO of WDR (2005 to present); President, CEO and Chairman of IICO (2002 to present); President, CEO and Chairman of Waddell & Reed Investment Management Company (WRIMCO) (1993 to present); President and Trustee of each of the funds in the Fund Complex	83	Director of WDR, IICO, WRIMCO, WISC, W&R Capital Management Group, Inc. and Waddell & Reed, Inc.; Director, Blue Cross Blue Shield of Kansas City

Officers

The Board has appointed officers who are responsible for the day-to-day business decisions based on policies it has established. The officers serve at the pleasure of the Board. In addition to Mr. Herrmann, who is President, the Trust's principal officers are:

Name, Address and Year of Birth	Position(s) Held with the Trust and Fund Complex	Officer of Trust Since	Officer of Fund Complex Since*	Principal Occupation(s) During Past 5 Years
Mara D. Herrington 6300 Lamar Avenue Overland Park KS 66202 1964	Vice President Secretary	2008 2008	2006 2006	Vice President and Secretary of each of the funds in the Fund Complex (2006 to present); Vice President of WRIMCO and IICO (2006 to present)
Joseph W. Kauten 6300 Lamar Avenue Overland Park KS 66202 1969	Vice President Treasurer Principal Accounting Officer Principal Financial Officer	2008 2008 2008 2008	2006 2006 2006 2007	Principal Financial Officer of each of the funds in the Fund Complex (2007 to present); Vice President, Treasurer and Principal Accounting Officer of each of the funds in the Fund Complex (2006 to present); Assistant Treasurer of each of the funds in the Fund Complex (2003 to 2006)

Name, Address and Year of Birth	Position(s) Held with the Trust and Fund Complex	Officer of Trust Since	Officer of Fund Complex Since*	Principal Occupation(s) During Past 5 Years
Scott J. Schneider 6300 Lamar Avenue Overland Park KS 66202 1968	Vice President Chief Compliance Officer	2008 2008	2006 2004	Chief Compliance Officer (2004 to present) and Vice President (2006 to present) of each of the funds in the Fund Complex
Daniel C. Schulte 6300 Lamar Avenue Overland Park KS 66202 1965	Vice President General Counsel Assistant Secretary	2008 2008 2008	2000 2000 2000	Senior Vice President and General Counsel of WDR, Waddell & Reed, WRIMCO and WISC (2000 to present); Senior Vice President and General Counsel of IICO (2002 to present); Vice President, General Counsel and Assistant Secretary for each of the funds in the Fund Complex (2000 to present)
Philip A. Shipp 6300 Lamar Avenue Overland Park, KS 66202 1969	Assistant Secretary	2012	2012	Assistant Secretary of each of the funds in the Fund Complex (2012 to present)

** This is the date when the officer first became an officer of one or more of the funds that are the predecessors to current funds within Ivy Funds (each, a predecessor fund) (if applicable).*

The following privacy notice is issued by Ivy Funds (the Funds), Ivy Investment Management Company (IICO) and Ivy Funds Distributor, Inc. (IFDI).

Information Collected

We collect nonpublic personal information about you from your account application and other forms that you may deliver to us, and from your transactions with us and our affiliates. This is information that regulators consider necessary for the proper servicing of your account. In order to effect your transactions and service your account properly, we may disclose all of the information that we collect, as described above, to firms that assist us in servicing your account, such as our transfer agent.

Confidentiality of Information Collected

All records containing your nonpublic personal information are kept at our various service providers. These entities include IICO, IFDI and our transfer agent and administrative services provider. We require these affiliates, and any non-affiliated service providers, to protect the confidentiality of your information and to use the information only for the purposes for which disclosure to them is made. The Funds, IICO, IFDI and other service providers restrict access to nonpublic personal information about you to those employees who need to know that information to provide products and services to you and maintain physical, electronic, and procedural safeguards that comply with federal standards to maintain the security of your nonpublic personal information.

Disclosure of Information in Limited Circumstances

We do not disclose nonpublic personal information about present or former customers to nonaffiliated third parties, except as permitted or required by law. In connection with servicing your account, your nonpublic personal information may be shared among the entities named in this notice, their affiliates, and non-affiliates, including a transfer agent or other service companies. We will adhere to the policies and practices above for both current and former customers.

PROXY VOTING INFORMATION
Ivy Funds

Proxy Voting Guidelines

A description of the policies and procedures Ivy Funds uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.800.777.6472 and (ii) on the Securities and Exchange Commission's (SEC) website at www.sec.gov.

Proxy Voting Records

Information regarding how the Trust voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through the Ivy Funds' website at www.ivyfunds.com and on the SEC's website at www.sec.gov.

QUARTERLY PORTFOLIO SCHEDULE INFORMATION
Ivy Funds

Portfolio holdings can be found on the Trust's website at www.ivyfunds.com. Alternatively, a complete schedule of portfolio holdings of each Fund for the first and third quarters of each fiscal year is filed with the SEC and can be found on the Trust's Form N-Q. These holdings may be viewed in the following ways:

- On the SEC's website at www.sec.gov.
- For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.

TO ALL TRADITIONAL IRA PLANHOLDERS:
Ivy Funds

As required by law, we are hereby providing notice to you that income tax may be withheld automatically from any distribution or withdrawal from a traditional IRA. A Fund is generally required to withhold taxes unless you make a written election not to have taxes withheld. The election may be made on the distribution/withdrawal form provided by Waddell & Reed, Inc. which can be obtained from your Waddell & Reed representative or by submitting Internal Revenue Service Form W–4P. Once made, an election can be revoked by providing written notice to Waddell & Reed, Inc. If you elect not to have tax withheld you may be required to make payments of estimated tax. Penalties may be imposed by the IRS if withholding and estimated tax payments are not adequate.

HOUSEHOLDING NOTICE
Ivy Funds

If you currently receive one copy of the shareholder reports and prospectus for your household (even if more than one person in your household owns shares of the Trust) and you would prefer to receive separate shareholder reports and prospectuses for each account holder living at your address, you can do either of the following:

Fax your request to 800.532.2749.

Write to us at the address listed on the back cover.

Please list each account for which you would like to receive separate shareholder reports and prospectus mailings. We will resume sending separate documents within 30 days of receiving your request.

The Ivy Funds Family

Domestic Equity Funds

Ivy Core Equity Fund

Ivy Dividend Opportunities Fund

Ivy Large Cap Growth Fund

Ivy Micro Cap Growth Fund

Ivy Mid Cap Growth Fund

Ivy Small Cap Growth Fund

Ivy Small Cap Value Fund

Ivy Tax-Managed Equity Fund

Ivy Value Fund

Global/International Funds

Ivy Cundill Global Value Fund

Ivy European Opportunities Fund

Ivy Global Equity Income Fund

Ivy Global Income Allocation Fund

Ivy International Core Equity Fund

Ivy International Growth Fund

Ivy Managed European/Pacific Fund

Ivy Managed International Opportunities Fund

Ivy Pacific Opportunities Fund

*Fund Commencement of operations was April 1, 2013.

Specialty Funds

Ivy Asset Strategy Fund

Ivy Asset Strategy New Opportunities Fund

Ivy Balanced Fund

Ivy Energy Fund

Ivy Global Natural Resources Fund

Ivy Global Real Estate Fund*

Ivy Global Risk-Managed Real Estate Fund*

Ivy Real Estate Securities Fund

Ivy Science and Technology Fund

Fixed Income Funds

Ivy Bond Fund

Ivy Global Bond Fund

Ivy High Income Fund

Ivy Limited-Term Bond Fund

Ivy Money Market Fund

Ivy Municipal Bond Fund

Ivy Municipal High Income Fund

1.800.777.6472
Visit us online at www.ivyfunds.com

The Ivy Funds are managed by Ivy Investment Management Company and distributed by its subsidiary, Ivy Funds Distributor, Inc.

Investors should consider the investment objectives, risks, charges and expenses of a fund carefully before investing. For a prospectus containing this and other information for the Ivy Funds, call your financial advisor or visit us online at www.ivyfunds.com. Please read the prospectus, or summary prospectus, carefully before investing.

ANN-IVYFUNDS (3-13)